Form 20-F
CORUS GROUP PLC
filed 2003-03-31
CIK 842021

As filed with the Securities and Exchange Commission on March 31, 2003

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: December 28, 2002

Commission file number: 1-10120

CORUS GROUP plc

(Exact name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organisation)

30 Millbank, London SW1P 4WY, England
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary shares of 50p each	New York Stock Exchange*

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 28, 2002: 3,130,418,053 Ordinary shares of 50p each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	[X]	No	[ ]
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	[ ]	Item 18	[X]
* Not for trading, but only in connection with the registration of American Depositary Shares.

Return to contents page	i

Return to contents page	ii
DEFINITIONS
The following terms have the meanings set out alongside unless the context indicates otherwise:
“Avesta Sheffield”	Avesta Sheffield AB (publ), a company quoted on the Stockholm Stock Exchange, until February 23, 2001.
“British Steel”	British Steel Limited (formerly British Steel plc) and/or, where the context so requires, British Steel Limited (formerly British Steel plc) and its subsidiaries and/or BSC.
“BSC” or the “Corporation”

the statutory corporation known as British Steel Corporation which operated the business of Corus UK prior to September 5, 1988, and/or, where the context so requires, British Steel Corporation and its subsidiaries.

“Central and Eastern Europe”	Poland, Hungary, the Czech Republic, the Slovak Republic, Bulgaria, Romania and Slovenia.
“CES”	Corus Engineering Steels Holdings Limited, formerly British Steel Engineering Steels Holdings Limited and UES Holdings Limited and/or, where the context so requires, its subsidiaries.
“Combined Offer”	the offer for sale by HM Government of the whole of the issued Ordinary share capital of British Steel plc.
“Companies Act”	UK Companies Act 1985, as amended by the Companies Act 1989.
“Corus”	Corus Group plc or, where the context so requires, Corus Group plc and its subsidiaries.
“Corus UK”	Corus UK Limited (formerly British Steel Limited and British Steel plc) and/or, where the context so requires, Corus UK Limited and its subsidiaries and/or BSC.
“EC”	the European Community and/or, where the context so requires, the European Communities, which include the ECSC and the EC.
“ECSC”	the European Coal and Steel Community.
“EEA”

the European Economic Area established by an agreement (as adjusted by a protocol) between the EC and certain countries of EFTA (excluding Switzerland) which entered into force in 1994 and as amended (“the EEA Agreement”).

“EFTA”	the European Free Trade Association founded in 1960 and whose current members include Iceland, Liechtenstein, Norway and Switzerland.
“ESA”	the EFTA Surveillance Authority which is a body set up under the EEA Agreement with responsibility for ensuring compliance with the provisions of the EEA Agreement within EFTA.
“EU”

the European Union which was established by the twelve Member States of the EC by the Treaty of Maastricht (signed Maastricht 1992, enacted 1993), and with the addition of Austria, Finland and Sweden which acceded to full membership on January 1, 1995.

Return to contents page	iii
“Group”	Corus Group plc and its subsidiaries.
“Head Office”	the administrative office of Corus located at 30 Millbank, London SW1P 4WY, United Kingdom.
“HM Government”	Her Majesty’s Government of the United Kingdom.
“ISTC”	the Iron and Steel Trades Confederation.
“KH” or “Hoogovens”	Corus Nederland BV (formerly Koninklijke Hoogovens NV).
“OECD”	Organisation for Economic Co-operation and Development, an international organisation of thirty member countries that examines the economic, social and governance issues of a globalised economy.
“Report & Accounts 2002”	the Corus Annual Report & Accounts for the twelve months to December 28, 2002.
“Steel Aids Code”	Current Decision 2496/96/ECSC and prior Decisions of the European Commission establishing Community rules for aid by Member States of the EU to the steel industry.
“stockholders”	steel stockists which typically purchase steel products from high-volume producers, such as Corus, and break bulk or process such purchases for subsequent resale.
“The London Stock Exchange”	London Stock Exchange Limited.
“tonne” or “t”	a metric ton (1,000 kilograms) equal to 2,204.6 pounds.
“Treaty of Paris”	the Treaty establishing the ECSC (signed Paris 1951, enacted 1952, expired July 2002).
“Treaty of Rome”	the Treaty establishing the EC (signed Rome 1957, enacted 1958, and amended, inter alia, by the Treaty of Maastricht).
“UK”	United Kingdom.

Return to contents page	iv
PRESENTATION OF INFORMATION

    Corus is the successor registrant to British Steel.

    Certain of the responses to the requirements of Form 20-F are incorporated by reference to the Corus Report on Form 6-K dated March 31, 2003, which contains the Report & Accounts 2002, and is attached as an exhibit to this Form 20-F.

    Corus has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom (“UKGAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“USGAAP”). The principal differences between UKGAAP and US GAAP are summarised under ‘Supplementary information for North American investors’ on pages 93 to 98 in the Report & Accounts 2002 incorporated herein by reference.

    Prior to the merger between British Steel and KH, British Steel prepared its financial statements on the basis of a financial year consisting of the 52 week or 53 week period ending on the Saturday closest to March 31 of each year. A change of year end from March to September was introduced as a preparatory step to the merger and in connection with this change British Steel produced accounts for the six month period from April 4, 1999 to October 2, 1999. Following the merger, Corus further changed its year end to the Saturday closest to December 31 of each year. Unless otherwise indicated, financial and operating statistics are stated on the basis of such financial years. References to 1998/99 are to the financial year ended April 3, 1999. References to 1998 or 1997 etc, are to the relevant calendar year. References to 1999 are to the six month period from April 4, 1999 to October 2, 1999 and references to 1999/2000 are to the fifteen month period to December 30, 2000 unless otherwise indicated. References to 2001 and 2002 are to the financial years ended December 29, 2001 and December 28, 2002 respectively or the calendar year as the context requires.

CERTAIN FORWARD LOOKING STATEMENTS

    This Form 20-F includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain statements in this Form 20-F and in the pages incorporated by reference from ‘Review of the period’ and ‘Financial review’ of the Report & Accounts 2002 under Item 5 ‘Operating and Financial Review and Prospects’ including, without limitation, those concerning (i) the economic outlook for steel and aluminium demand for calendar year 2003, (ii) expectations regarding steel and aluminium prices and (iii) the liquidity and capital resources of Corus, contain certain forward looking statements regarding the steel and aluminium industries and the operations, economic performance and financial condition of Corus. Item 11 ‘Quantitative and Qualitative Disclosures About Market Risk’ with regard to risk management, foreign exchange risk, commodity risk and interest rate risk are also forward looking in their nature. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but are not limited to (i) the economic climate in the UK and mainland Europe, (ii) the value of the pound sterling particularly in relation to the euro, the value of the pound sterling and the euro in relation to the USdollar, and changes in the global market for steel and aluminium, (iii) market developments, (iv) the availability and effective management of employees, supplies and technology, (v) changes in environmental and other regulatory requirements and (vi) business risk management.

Return to contents page	v
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Selected financial data

    Certain of the information required by this Item is incorporated herein by reference from page 99 ‘Five year financial summary’ of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003. A reconciliation of the financial figures stated under UKGAAP to those restated under USGAAP is presented on pages 93 to 98 of the Report & Accounts 2002 and is incorporated herein by reference.

Exchange rates

    The consolidated financial statements of Corus incorporated herein by reference from the Report & Accounts 2002 are presented in pounds sterling. In this document, references to ‘US$’, ‘US dollars’ or ‘$’ are to United States dollars, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘euro’ or ‘EUR’ are to the single currency of the member states of the EU that have adopted such currency in accordance with legislation relating to European Economic and Monetary Union. On March 19, 2003 the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.565 to £1.00.

    The following table sets forth, for periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US dollars per £1.00:

Financial period ended	Average (a)	High	Low	Period End

March 28, 1998	1.646	1.704	1.578	1.683
April 3, 1999	1.654	1.722	1.598	1.602
October 2, 1999	1.610	1.655	1.551	1.655
December 30, 2000	1.533	1.677	1.400	1.496
December 29, 2001	1.440	1.505	1.373	1.448
December 28, 2002	1.502	1.604	1.409	1.602
Month ended		High	Low

September 30, 2002		1.5726	1.5349
October 31, 2002		1.5697	1.5444
November 30, 2002		1.5894	1.5440
December 31, 2002		1.6099	1.5553
January 31, 2003		1.6472	1.5978
February 28, 2003		1.6469	1.5719
(a) The average of the Noon Buying Rates on the last day of each month during the applicable period.

Risk factors
Corus is subject to various changing competitive and economic conditions that affect the market for steel and aluminium. The main conditions are described below:
•

The market for steel and aluminium products is very competitive at both a regional and global level. International trade is substantial with the result that changes in market conditions in one region are rapidly transmitted to other regions.

•

The large trade flows and, in particular, large swings in trade which can result from changing market conditions, can lead to government action to protect domestic industries. This is currently evident in the steel market in relation to US imports (as described on page 17 of Item 4). Actions by the US or by governments of other major steel importing countries can result in disruption to other markets and periods of weak prices as trade flows adjust.

Return to contents page	1
•

The production of the main steel and aluminium products is capital intensive, with a high proportion of fixed costs. Consequently, if capacity exceeds demand, there is a tendency for prices to fall sharply as producers attempt to maintain output and hence minimise unit fixed costs. Conversely, expansion of capacity requires long lead times so that, if demand grows strongly, prices increase rapidly as supply can adjust only slowly. The result is substantial price volatility.

•

The competitive arena encompasses quality, customer service, delivery performance, product development and price. Although Corus, as a technologically advanced materials producer, attempts to differentiate its products by emphasising non-price competitive advantages, it is still subject to the effect of severe price competition from commodity producers operating outside the OECD area.

•

Corus derives most of its revenues and incurs most of its costs in the EU. However, within the EU it has substantial assets and sales in the UK, which is not a member of the euro-zone. Corus has substantially greater sterling related costs than sterling related revenues, so the profitability of the group is sensitive to movements in the exchange rate between sterling and the euro. In general, a strengthening of pound sterling against the euro depresses group profits.

•

Both steel and aluminium production processes are energy intensive. UK and Dutch Governments have imposed energy taxes on industry. In general, Corus has succeeded in minimising the cost impact of these taxes through a series of negotiated agreements. However, in the unlikely event of failure to meet agreed energy reduction targets, costs in the form of increased taxation could be significant.

ITEM 4. INFORMATION ON THE COMPANY
Introduction

    Corus was formed in October 1999 by the merger of British Steel and KH. Corus produced 17 million tonnes of crude steel in 2002 and is on the date hereof the seventh largest steel producer in the world. Its European steelworks accounted for 10% of the EU’s steel production in 2002. The majority of Corus steel is rolled in its own mills although it supplies semi-finished steel products to other steelmakers for rolling into finished products. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 81% of total carbon steel turnover in 2002, with North America accounting for 11% and other areas for 8%.

    The aluminium businesses of Corus manufacture and supply primary products, rolled products and extrusions. Corus was, in 2002, the fifth largest producer of rolled aluminium products in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 75% of total aluminium turnover in 2002, with North America accounting for 17% and other areas for 8%.

    Corus produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK located at Port Talbot, Scunthorpe and Teesside and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method in two other UK steelworks (Rotherham and Stocksbridge). Carbon steel is also produced by the electric arc furnace method at Tuscaloosa in the United States. Capacity and output figures of these steelworks for the twelve month period from January 2002 to December 2002 are set out on page 19 ‘Property, plants and equipment’.

    The steelworks of Corus supply steel not only to external customers but also to other Corus operating sites. A number of the Corus rolling mills and process lines are located on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities. These include the sites set out on pages 19 and 20 ‘Property, plants and equipment’.

    Corus produces primary aluminium in two smelters located in Delfzijl in the Netherlands and Voerde in Germany. Following the disposal of the Group’s interest in Aluminerie Alouette, this primary aluminium represents approximately 40% of the metal needs of the rolling mills and extrusion works of Corus. The European rolling mills are located at Koblenz in Germany and Duffel in Belgium. In Canada a 60% owned mill is located in Cap-de-la-Madeleine. Corus has extrusion operations at three locations in Germany, one in Belgium and one in China (61% owned).

Return to contents page	2

    Corus has sales offices, stockholders and related parties in a number of markets for distribution and, in some cases, for processing such as slitting, cutting to length, laser profiling, blanking and profiling. There is an extensive network of sales offices, processing and service centre locations based principally in the EU. This network is supported by various agency arrangements. Outside the EU, Corus has an international marketing organisation with sales offices in over twenty countries which is supported by a worldwide trading network and a number of processing and service centres. Corus sells 90% of its finished aluminium products direct to end users. Sales to distributors and service centres, including the distribution businesses of Corus, account for around 10% of total sales.

History and development of the company

    Since 1945, the UK steel industry has undergone fundamental changes of structure and ownership. It was nationalised in 1949, substantially denationalised from 1953 onwards and then largely renationalised in 1967, when BSC was formed from 14 of the major UK steel producing companies. On December 5, 1988, HM Government disposed of substantially all of the equity of British Steel in an offering made in the UK, the United States, Canada, Europe and Japan. British Steel’s Ordinary shares were traded on the London Stock Exchange and, in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), on the New York Stock Exchange up to and including October 5, 1999.

    On October 6, 1999, British Steel merged with KH to form a new group whose parent company is Corus Group plc. On that date British Steel became a wholly-owned subsidiary of Corus Group plc. On October 8, 1999, British Steel was re-registered as a private company.

    The merger was implemented by the acquisition of British Steel by Corus Group plc, the new UK holding company, pursuant to a Scheme of Arrangement of British Steel under section 425 of the Companies Act 1985 and a public offer by Corus for the Hoogovens Ordinary shares.

    Under the terms of the merger, on October 6, 1999 British Steel shareholders received one Ordinary share in Corus in exchange for each British Steel Ordinary share held and either 35 pence in cash or 35 pence in nominal amount of Corus Floating Rate Unsecured Loan Notes 2006 (“Loan Notes”) per existing British Steel share (approximately £694 million in total). Holders of British Steel ADSs received Corus ADSs representing ten Ordinary shares in Corus and $5.8205 cash for each ADS held. Hoogovens ordinary shareholders received 29.18 Corus shares in exchange for each Hoogovens Ordinary share. Upon completion of the merger, the former British Steel shareholders held approximately 65% and the former Hoogovens ordinary shareholders held approximately 35% of the issued Ordinary share capital of Corus. Hoogovens Convertible Bonds, which were convertible into Hoogovens Ordinary shares, became exchangeable for Corus shares upon completion of the merger.

    Corus was incorporated in the name of BSKH plc in England and Wales on July 16, 1999 and was established for the purpose of the merger. The name was subsequently changed to Corus Group plc on September 28, 1999 prior to the merger. The corporate headquarters are in London. The address and telephone number of Corus and its agent in the USA are shown on page 104 of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003, which is incorporated herein by reference and attached as an exhibit hereto.

    From October 6, 1999, Corus Ordinary shares have been traded on the London Stock Exchange. They are also traded, in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange.

Avesta Sheffield AB and AvestaPolarit Oyj Abp

    In September 2000, a proposed merger between Outokumpu Steel and Avesta Sheffield was announced. This merger was completed on January 22, 2001, creating AvestaPolarit Oyj Abp, one of the world’s largest stainless steel producers. Until July 1, 2002, Corus had a 23% holding in AvestaPolarit Oyj Abp. Corus had a holding in Avesta Sheffield prior to the merger of 51%.

    On July 1, 2002 Corus announced the sale of its stake in AvestaPolarit Oyj Abp to Outokumpu for €6.55 per share in cash, plus €25 million in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu entered into in connection with the formation of AvestaPolarit in January 2001. The total proceeds amounted to approximately €555 million (approximately £356 million).

Return to contents page	3
Aluminium businesses

    In March 2002 Corus announced that, following a reappraisal of its position in the global aluminium industry, it was to offer its aluminium businesses for sale. On August 16, 2002 Corus announced that it had agreed to sell a 20% interest it had in the Aluminerie Alouette smelter in Canada to Alcan for US$165 million (approximately £107 million) in cash, with a consideration for working capital on completion. This sale took place in September 2002.

    On October 23, 2002 Corus announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses to Pechiney SA for €861 million (approximately £543 million). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on March 10, 2003 to reject the recommendation to proceed with the sale. On March 11, 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure is available to resolve the issue in time for the sale to proceed, Corus accepts the Court’s decision as final. Pechiney has been informed that Corus will not now proceed with the sale and, as a result, a break fee of €20 million is payable to Pechiney.

CSN

    On July 17, 2002 Corus announced that its Board and that of Companhia Siderurgica Nacional (CSN) had reached agreement in principle on the terms of a proposed merger of the two companies. Under the terms of the proposed merger existing Corus shareholders would have held 62.4% of the enlarged group. The proposal was subject to a number of conditions that the Corus Board continued to monitor as work on the merger progressed. On November 13, 2002 Corus announced that the transaction could no longer be completed as envisaged and that it had, therefore, been decided to terminate the proposed transaction.

Capital expenditure
The capital expenditure over the last three financial periods is set out below.
	Fifteen
	months
	ended	Year ended

	December 30,	December 29,	December 28,
	2000	2001	2002

	(in millions)
Capital expenditure	£400	£166	£188

    The major focus of capital expenditure in the period from October 3, 1999 to December 29, 2001 was on the completion of existing projects, including the direct sheet plant at IJmuiden and the related increase in steel plant capacity. Other notable schemes in the period were new galvanising and pickle lines at IJmuiden, expansion of organic coating capacity at Myriad (France), a retrofit project at the aluminium smelting plant at Delfzijl, the repair of the Redcar blast furnace, and a wide plate production expansion in Avesta. Other than the above, the only material projects commenced in the period were the continuous annealing line for aluminium at Duffel (Belgium) and the reline of blast furnace no. 6 at IJmuiden.

    A description of the principal capital expenditures and divestitures since December 29, 2001, including those currently in progress, is incorporated herein by reference from page 7 ‘Summary’, pages 11 and 12 ‘Carbon steel – Investment’, and page 14 ‘Aluminium – Investment’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Return to contents page	4

    The principal acquisitions and dispositions of businesses during the period from October 3, 1999 to December 29, 2001 are noted below. With the exception of the merger described above, and the Avesta Sheffield merger and the disposal of AvestaPolarit, none of these are material to Corus.

October 1999	Acquisition of Sogerail and its associated sales company, Materiel de Voie, for £83 million.
January 2000	Acquisition of a controlling interest of 60% in Reycan Inc. for £43 million.
August 16, 2000	Acquisition by European Electrical Steels (now Cogent Power), the 75%-owned subsidiary, of Kienle & Spiess GmbH for £61 million.
January 22, 2001	Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking
March 27, 2001	Trico Steel, the Group’s 25% owned US joint venture, filed for Chapter 11 protection from creditors.
June 28, 2001	The trade and assets of PSW Industries were sold to Tempel Steel for £13 million.

    A description of the acquisitions and dispositions since December 29, 2001, is incorporated herein by reference from page 19 ‘Acquisitions and disposals’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Business overview
Products and their markets – carbon steel

    The estimated total UK market for all finished carbon steel products in 2002 amounted to 12.7 million tonnes. The main Corus product range covers approximately 80% of the total UK market for finished carbon steel products. Products outside the main Corus range include reinforcing rods and bars, and other light bars and sections.

    Corus sells its finished carbon steel products direct to end users and through stockholders. The stockholding sector plays a major role in the distribution of most of such finished products and includes the stockholding business of Corus.

    The table below sets out Corus carbon steel sales in 2002 by major product grouping and by geographical market:

	By Value		By Volume

		% of	millions	% of
	£ millions	total	of tonnes	total
Strip products	2,828	45	9.6	58
Sections and plates	867	14	3.2	19
Engineering steels	334	5	1.0	6
Other carbon steel products	713	12	2.8	17

Total steel industry products (a) (excluding stainless)	4,742	76	16.6	100

Distribution and further processing (b)	1,236	20
Others	253	4

Total (c)	6,231	100

UK	1,984	32
Other European	3,024	49
North America	716	11
Other areas	507	8

Total (c)	6,231	100

Return to contents page	5
(a)	Product analysis is deliveries by Corus mills and includes transfers to Corus stockholders, service centres and similar activities.
(b)

“Distribution and further processing” includes the sales value of products sourced by Corus stockholders, service centres and similar activities from outside Corus and the value added to products sourced from within Corus.

(c)	The information contained in Note 1 to the accounts of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003, is incorporated herein by reference.

    In 2002 about 60% of Corus crude steel production (excluding stainless steel and Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Some 35% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and the remainder was transferred to Corus tube mills for the manufacture of welded tubes.

    The Corus major carbon steel product groupings and their main markets are described below.

Strip products

    Uncoated strip products comprise hot rolled, cold reduced and electrical steels, which are sold both in coil form and, cut to length, in sheet form. Hot rolled coil is manufactured in a wide range of widths and thicknesses as the feedstock for cold reduced coil and welded tubes. It is also sold for many different industrial applications. Cold reduced coil and sheet are sold for use in the automotive industry (for example, in car body panels) and in the domestic appliance, engineering and metal goods industries, including the manufacture of drums and radiators. Cold reduced coil is also the basic material for coated strip products.

    Electrical steels are manufactured by a 75% owned subsidiary of Corus. Hot and cold rolled coil are processed to produce a range of strip steels with precise magnetic properties, used by manufacturers of electrical equipment for transformers, motors, generators and alternators.

    Corus is one of the world leaders in the manufacture of coated strip products. Its product range comprises tinplate, other metallic coated products and non-metallic coated products (i.e. painted and plastic coated steels).

    Steels coated with zinc, special alloys, paint or plastic provide a corrosion resistance and decorative finish used by the construction industry and by manufacturers of motor vehicles and consumer durables.
These steels, in many different widths, finishes and colours, are used for such applications as roofing, side cladding and decking of buildings, body panels in motor vehicles and the casing of domestic appliances.

    Tinplate is used for packaging in the food and beverage industries and for other domestic and industrial applications.

Sections and plates

    Sections and plates are manufactured in primary and finishing mills where the steel is formed by rolling reheated concast slabs and blooms or ingots to produce particular product shapes.

    Sections (beams, columns, bearing piles, sheet piling, joists and channels, rails and sleepers) are used in the construction, engineering and mining industries, and railways. Special sections are used in automotive components, earth-moving equipment, fork lift trucks and the mining industry.

    Plates are used in connection with offshore oil and gas production, power generation, mining, earth-moving and mechanical handling equipment, shipbuilding, boiler and pressure vessels, and structural steelwork.

Engineering steels

    Corus is one of the largest manufacturers of engineering steels in Europe. The wide range of engineering steels produced includes free cutting, improved machining, spring, forging and general steels for the automotive and related markets together with specialist steels for the aerospace, power generation, oil and gas exploration and engineering industries.

Return to contents page	6
Other carbon steel products

    Welded tubes, which can be supplied internally painted and with plastic cladding, are produced for lighting columns, transmission poles for electrical services, ships’ masts and derricks, oil, gas, water and air mains, and scaffolding tubes. Structural hollow sections, both circular and rectangular, are used in the construction, mechanical handling, agricultural and general engineering fields.

    Wire rod is used for drawing into wire products.

    Corus supplies a range of semi-finished carbon steel products in the form of billets, blooms and slabs for rerolling and subsequent processing.

Product and Marketing Strategies
Corus product and marketing strategies are:
•	to provide customers with a broad range of steel products and innovative metal solutions to meet their requirements;
•	to differentiate its products from those of other producers by brand marketing and product quality;
•	to increase sales of those finished products which contribute higher margins;
•	to maintain and improve the relative position of steel against competing materials, for example by developing new products with higher corrosion resistance and strength-to-weight ratios; and
•	to continue to improve all aspects of customer service and its distribution network for finished products.
UK market
The table below sets out carbon steel sales in the UK over the financial periods indicated. Figures up to October 2, 1999 are in respect of British Steel and, thereafter, Corus.
	Year ended		Six months ended	Fifteen months ended	Year ended

	March 28, 1998	April 3, 1999	October 2, 1999	December 30, 2000	December 29, 2001	December 28, 2002

	(in millions)
UK	£2,814	£2,491	£1,048	£2,950	£2,178	£1,984

Market share. The estimated total UK market for finished carbon steel products in 2002 amounted to 12.7 million tonnes. The main Corus product range covers approximately 80% of the total UK market for finished products.

    Corus deliveries to the UK market in 2002 totalled 5.9 million tonnes, of which 5.4 million tonnes were in its main carbon steel finished products, and its market share for the finished products within its range amounted to 50% in 2002. Other UK steel companies had a 6% market share, while imports had a 44% market share, of which approximately 70% were from other EU countries in 2002.

    The following table shows UK consumption of finished carbon steel products over the financial periods indicated.

Return to contents page	7
	Year ended		Six months ended	Fifteen months ended	Year ended

	March 28, 1998	April 3, 1999	October 2, 1999	December 30, 2000	December 29, 2001	December 28, 2002

	(in millions of tonnes)
UK consumption of main finished steel products:
Within the Corus range	11.9	11.5	5.6	14.2	10.9	10.7
Outside the Corus range	2.8	2.8	1.3	3.2	2.3	2.0

Total consumption	14.7	14.3	6.9	17.4	13.2	12.7

UK consumption of main finished
steel products within the Corus
current range was met by:
Corus deliveries (a)	6.8	6.2	3.0	7.8	5.5	5.4
Other UK steel companies’ deliveries	0.7	0.6	0.3	0.7	0.6	0.6
Imports	4.4	4.7	2.3	5.7	4.8	4.7

Total deliveries	11.9	11.5	5.6	14.2	10.9	10.7

Corus UK market share (%)	57	54	53	55	50	50

(a)	Excluding deliveries of semi-finished products to other UK steel companies.
(b)	Prior to October 3, 1999 figures relate to the British Steel range.

Distribution. Approximately 50% of Corus’ total UK deliveries of finished carbon steel products in 2002 went direct to end-users. The balance went to stockholders or were distributed through Corus UK stockholding businesses. In addition to offering rapid off-the-shelf service to low volume customers, major UK stockholders, including the Corus business, increasingly offer further processing facilities to, among others, the automotive and the construction and earth-moving equipment industries.

    It is estimated that stockholders handled approximately 55% of all steel imports into the UK. Corus is the largest steel stockholder in the UK.

Non-UK sales

    The table below sets out Corus carbon steel sales outside the UK by geographical market over the financial periods indicated. Figures up to October 2, 1999 are in respect of British Steel and, thereafter, Corus.

	Year ended		Six months ended	Fifteen months ended	Year ended

	March 28, 1998	April 3, 1999	October 2, 1999	December 30, 2000	December 29, 2001	December 28, 2002

	(in millions)
EU (excluding UK)	£1,607	£1,580	£681	£3,726	£2,848	£2,733
Europe (excluding EU)	219	178	70	337	261	291
North America	404	466	231	1,188	706	716
South America	35	28	15	60	52	34
Africa	42	42	15	94	100	78
Asia	374	255	115	339	370	376
Australasia	27	17	10	31	19	19

Total	£2,708	£2,566	£1,137	£5,775	£4,356	£4,247

Return to contents page	8

    The UK is the most important single market subset for Corus, although exports from the UK and overseas sales of £4,247 million represented 68% of total sales in 2002. The major combined market outside the UK for Corus is the rest of the EU, which accounted for 64% of exports and overseas sales in 2002. Steel demand in the EU (14) countries (excluding the UK) was around 125 million product tonnes in 2002, of which the Corus share was approximately 6%.

    Corus carbon steel exports from the UK totalled £1,304 million in 2002. Domestic selling prices of major steel producers are generally higher than their export prices for a number of reasons. These include the ability of producers to provide additional services to domestic customers, competitive advantages associated with proximity to customers and differences in market sectors and types of customer. Thus the return to Corus on sales in the UK and the Netherlands is generally higher than its return on export sales. Prices for exports can fluctuate considerably over time in different markets, depending on local market conditions, exchange rates and other economic factors.

    Stockholders have an important role in the EU steel market. The majority of stockholder activity is accounted for by stockholding companies owned by steel producers. As part of its strategy of developing its distribution activities Corus has, in prior years, acquired a number of independent stockholders in various EU countries.

    North America and Asia are also important markets, accounting for 17% and 9%, respectively, of exports and overseas sales in 2002.

Products and their markets – stainless steel
Stainless steel products

    AvestaPolarit Oyj Abp was formed on January 22, 2001 by the merger between Outokumpu Steel and Avesta Sheffield. The Corus holding in Avesta Sheffield prior to the merger was 51%. The Corus holding in AvestaPolarit following the merger was 23%. Corus has since sold its stake in AvestaPolarit to Outokumpu. This sale was announced on July 1, 2002. Total proceeds of the sale received by Corus were approximately €555 million (approximately £356 million).

    Prior to Corus’ sale of its holding in AvestaPolarit, AvestaPolarit had an annual stainless steel melting capacity of about 2 million tonnes. It produced a range of grades of stainless steel, typically each with different properties, by varying the levels of chromium, nickel and molybdenum. Molten steel was typically cast into either slabs or billets. These slabs were then generally rolled into coil or into heavy plate. The coil processing systems in Tornio, Avesta, Nyby, Kloster and Sheffield were the core business of AvestaPolarit. Hot rolled coil was subject to further processing for use in both household and industrial applications, including the food, petrochemical and construction industries. Cold rolled coil was also used as the feedstock for the manufacture of welded pipe and tube, fittings and precision strip. Tubes and fittings were used primarily for the transport of corrosive gases in the process industry and precision strip was used for cutting edge applications, heat exchangers and a wide range of other end uses. Billets were typically rolled into bar or rod which could be drawn into smaller diameter bar or wire. The heavy plate was commonly used in the pulp and paper industry, oil and gas, power plants and chemical tankers.

Return to contents page	9
Market
The table below sets out Corus’ stainless steel sales over the financial periods indicated.
	Year ended		Six months ended	Fifteen months ended	Year ended

	March 28, 1998	April 3, 1999	October 2, 1999	December 30, 2000	December 29, 2001	December 28, 2002

	(in millions)
UK	£196	£172	£71	£201	£9	£–
EU (excluding UK)	746	657	286	1,012	47	–
Europe (excluding EU)	115	117	48	126	6	–
North America	250	191	96	258	12	–
South America	10	7	2	11	–	–
Africa	11	11	2	7	–	–
Asia	65	27	11	109	5	–
Australasia	32	20	8	22	1	–

Total	£1,425	£1,202	£524	£1,746	£80	£–

This table only includes sales for the twenty two days of 2001 for which Avesta Sheffield was a subsidiary of Corus. The net sales for AvestaPolarit for that year were €2,851 million.
Distribution

    Prior to Corus’ sale of its holding in AvestaPolarit, AvestaPolarit had sales and distribution channels in fifty two countries, including company owned sales units and a number of independent outlets. The group had focused on streamlining this network and improving logistics systems.

Products and their markets – aluminium

    Corus is focused on customer specific aluminium products and has a low level of activity in the production of standard type products. In March 2002, Corus announced that it was to offer its aluminium businesses for sale (see Item 4, page 4, ‘Aluminium businesses’).

    The table below sets out Corus’ aluminium sales in 2002 by major product grouping and by geographical market:

	By Value		By Volume

		% of	millions	% of
	£ millions	total	of tonnes	total
Rolled products full price	610	64	0.32	57
Rolled products tolling	23	2	–	–
Extrusions	201	21	0.09	16
Primary metal	123	13	0.15	27

Total	957	100	0.56	100

UK	87	9	0.06	11
EU	604	63	0.34	61
Other European	30	3	0.02	3
North America	165	17	0.10	18
Asia	53	6	0.03	5
Other areas	18	2	0.01	2

Total (a)	957	100	0.56	100

(a)	The information contained in Note 1 to the accounts of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003, is incorporated herein by reference.

Return to contents page	10

    In 2002 the production of own primary metal covered 47% of the needs of the rolled and extruded product businesses. The percentage reduced following disposal of the Group’s interest in Aluminerie Alouette. Almost all rolled products are hot rolled, further cold rolled and finished. Major aluminium product groupings and their main markets are described below.

Rolled products

    In rolled products, Corus is one of the major suppliers of aircraft plate on the world market. In commercial plate, which is mainly used in the transport and engineering sectors, it ranked number two in Europe in terms of volume supplied in 2002. It is one of the world’s leading producers of clad sheet and fins for the heat exchanger market, of which the majority is used in the automotive industry. The major markets for rolled products are Europe, North America and the Far East. Coil and sheet is mostly sold to the European market. In automotive sheet Corus is one of the major European suppliers in this market. Corus does not concentrate on supplying the packaging sector, which is the major application area, but concentrates on customer specific products in the transport, engineering, construction and household application sectors.

Extrusions

    Corus is one of the leading European suppliers of speciality rods and hard alloy extrusions, of which the major consumer is the automotive sector. Extrusions are also used by the engineering and leisure industries. Large extrusions are sold to the railcoach and to other transport industries. As a major supplier of large extrusions, Corus has followed certain of its clients as they have expanded abroad and has started production of these products in China. Industrial extrusions are sold to the construction sector and the transport and engineering industries, with most sales being made to local markets.

Primary metal

    Although Corus is short in primary metal (i.e. primary aluminium production does not cover all of the downstream needs of Corus), metal (slabs and billets) products are sold as well as bought in to optimise logistics and cast house outputs. Industrial consumer scrap is remelted into billets and slabs, both for internal usage and external sales.

Product and market strategies

    Corus focuses its product mix on technically demanding, service related products made to customer specifications and sold directly to end users, which it believes distinguishes it from large volume producers and low cost standard producers. For this reason it is not active in producing can stock, foil and standard distributor sheet.

Market
Corus has only been active in the aluminium segment following the merger with KH. The table below sets out Corus’ aluminium sales over the financial periods indicated.
	Year ended		Six months ended	Fifteen months ended	Year ended

	March 28, 1998	April 3, 1999	October 2, 1999	December 30, 2000	December 29, 2001	December 28, 2002

	(in millions)
UK	–	–	–	£123	£104	£87
EU	–	–	–	739	644	604
Other European	–	–	–	78	93	30
North America	–	–	–	201	171	165
Asia	–	–	–	64	51	53
Other areas	–	–	–	22	22	18

Total	–	–	–	£1,227	£1,085	£957

Return to contents page	11
Distribution
Corus sells 90% of its finished products direct to end users, sales to distributors and service centres, including the distribution businesses of Corus, counting for less than 10% of total sales.
The international market environment
Supply and demand – steel
World crude steel production in 2002 was 903 million tonnes, 53 million tonnes higher than in 2001. The table below shows a breakdown of world crude steel production in 2002.
	Year ended December 31, 2002

	millions	%
	of tonnes	of total

Western Europe (including Turkey)	177	20
Japan	108	12
North America (including Mexico)	124	14
Central and Eastern Europe	130	14
China	182	20
Other countries	182	20

Total	903	100

Source: International Iron and Steel Institute

    The global picture is heavily influenced by China. Chinese production was reported to have increased in 2002 by 31 million tonnes (20%) from the 2001 level, with demand increasing at a similar rate. These figures may include an element of double counting and accumulation of inventories, and hence overstate the real strength of the market. Consequently the following analysis excludes Chinese production, capacity and demand.

    Excluding China, effective world steel capacity fell by 15 million tonnes in 2002, to 831 million tonnes. Crude steel production rose by 22 million tonnes, so utilisation of effective capacity improved from 82% to 87%. Corus estimates that there is an excess of around 111 million tonnes of effective capacity, of which about one third is in the former USSR countries and Central Europe, where further restructuring is underway. Surplus effective capacity in the EU is around 11 million tonnes, compared to an estimated 14 million tonnes in 2001.

    Through 2001, steel production exceeded underlying demand with a consequent downward pressure on steel selling prices. Prices fell, reaching a trough around the turn of the year. The resultant poor profitability of the world steel industry led many producers to rein back production and this, together with a modest improvement in demand, supported some price recovery from the low point. Throughout 2002, the improving supply/demand balance allowed price increases to continue.

    In the USA, the imposition of tariffs under Section 201 restricted supply to such an extent that prices surged well above world levels. These high prices encouraged mothballed US capacity to re-enter the market, and importers found it worthwhile to restore supply even where this involved payment of a tariff. This increase in supply against a backcloth of stagnant demand meant that prices began to ease towards the end of the year, although they remained well above world levels.

    World trade in steel products grew in 2002 despite safeguard measures being introduced, most notably in the USA, China and the EU. In the USA, imports grew by 8%, but virtually all of this growth was in semi- finished products for conversion into finished products by US steel mills. Traditional suppliers of finished steel products to the US market such as Japan, Korea and the EU saw exports fall, to be replaced with material from NAFTA and developing countries. Chinese import growth compensated in part for the Japanese and Korean producers’ loss of US sales. The EU continued to be a net importer of steel products, but with a reduced deficit of 2 million tonnes, down from 5 million tonnes in 2001. Almost half of the EU’s imports of 21 million tonnes came from Central and Eastern Europe.

Return to contents page	12
Competition – steel

    The main international competitors for Corus are other EU steel producers but Corus faces significant additional competition from other steel producers worldwide e.g. in Japan, the United States, South Korea, Taiwan, Brazil, South Africa, Turkey, Poland, Russia, Ukraine and many other countries with developing steel industries.

    Corus competes on the basis of the range and quality of its products, price, delivery performance and overall customer service.

    Corus is one of the world’s largest steel companies. It is estimated that, in 2002, Corus crude steel production of 17 million tonnes placed it seventh in the world and meant that it was the third largest producer in Europe. The position of Corus in relation to other major steel producers is shown in the table below:

Company (a)	Country	Crude steel production 2002

		(millions of tonnes)
Arcelor	Luxembourg	44
Nippon Steel	Japan	31
Posco	South Korea	29
LNM Group	Netherlands Antilles	28
Shanghai Baosteel	China	19
ThyssenKrupp Steel	Germany	17
Corus Group	UK	17
NKK	Japan	17
Riva Group	Italy	15
(a) Includes all companies in the world that produced 15 million tonnes or more of crude steel in 2002.
Source: Metal Bulletin

    The market for steel is very competitive, with high levels of international trade. Because steel is a capital intensive industry, changes in demand in one region can often lead to significant changes in steel prices in that region. These in turn cause rapid shifts in geographical sales patterns as producers attempt to maintain high capacity utilisation rates while seeking out the best priced markets. As a consequence, world steel prices are strongly cyclical. Having reached a peak in mid 2000, prices weakened progressively to a low point around the end of 2001. The improving market conditions during 2002 led to a significant recovery in prices in all regions. The increases were most marked in North America and Asia Pacific; the strengthening of the euro against the dollar seen throughout the year has to some extent held back price increases in the EU.

Aluminium

    Corus is currently the fifth largest producer of downstream aluminium rolled and extrusion products globally. Aluminium business accounted for around 13% of Corus sales in the year ended December 28, 2002, having reduced slightly from around 14% in the year ended December 29, 2001.

Following the sale of the Group’s interest in Aluminerie Alouette, primary aluminium production covers about 40% of the downstream needs of Corus. The main focus of Corus is on downstream activities; selling rolled and extruded products to high value-added markets. Corus is not involved in the high volume packaging and foil elements of the aluminium industry.

Return to contents page	13
Top global aluminium producers: 2002 production of downstream products

Company	thousands of tonnes

Alcoa	2,950
Alcan	2,200
Hydro Aluminium	1,300
Pechiney	740
Corus	503
Commonwealth	410
Furukawa - Sky	400
Kobe Aluminium	380
Source: Industry estimates

    Corus has rolling and extrusion plants in Germany and Belgium and, early in 2000, acquired 60% of Reycan in Canada, which produces heat exchanger products at its mill in Cap-de-la-Madeleine, increasing downstream aluminium production for the North American market. Since the beginning of 2000, there has also been a 61% owned venture for large extrusion in China.

    The leading five players of rolled products in Europe account for more than 80% of that market. The extrusions market is considerably more fragmented primarily due to its less capital-intensive nature and for reasons of closeness to customers.

Leading aluminium rolled products and extrusions producers 2002

(thousand tonnes per annum)
Company	Rolled products	Extrusions	Rolled & extruded	Rolled & extruded

			(Global)	(European)
Alcoa	2,100	850	2,950	800
Alcan	2,100	100	2,200	1,000
Hydro Aluminium	800	500	1,300	1,050
Pechiney	640	100	740	580
Corus	418	85	503	439
Source: Industry estimates
EC regulatory regime

    Until July 2002, the EU steel industry was regulated by the rules of the ECSC, established in 1952 by the Treaty of Paris, and by the general rules of the EC, established in 1958 by the Treaty of Rome. Following the expiry of the Treaty of Paris in July 2002, all steel products became subject to the Treaty of Rome, which is of indefinite duration. The European Commission is responsible for implementing the objectives of the EC Treaties.

State aid. Under the Treaty of Paris, state aid to steel producers was, with certain defined and limited exceptions, generally prohibited. Since the end of 1985, under the Steel Aids Code, state aid has been allowed to steel producers in the EU only for payment of part of the social costs of plant closures and for a proportion of expenditure on research and development and on certain environmental measures. The Treaty of Paris expired in July 2002, but strict rules on state aid remain in place and the EU steel industry therefore continues to be subject to rigorous state aid provisions. The European Commission has a duty to enforce these rules by investigating notifications of financial injections by governments of EU member states and pursuing allegations of direct and indirect subsidies made against such governments. The general state aid provisions of the Treaty of Rome (which are more liberal) apply in respect of Corus’ non-steel activities.

Pricing. Under ECSC regulations there were specific steel pricing rules. However, following the expiry of the Treaty of Paris in July 2002, there are no longer any regulations specific to the pricing of steel products.

Return to contents page	14

Competition. The Treaty of Rome and the EEA Agreement contain provisions prohibiting anti-competitive practices and agreements which relate to the fixing or determination of prices, the restriction or control of production or the sharing of markets subject, in certain cases, to specified exemptions. In addition, both the Treaty of Rome and the EEA Agreement contain provisions prohibiting the abuse of a dominant position. The European Commission has indicated its opposition to any establishment by all EU industries of arrangements contrary to the EC rules on competition.

Sanctions. The European Commission and ESA have powers to control anti-competitive practices, agreements and concentrations by imposing fines and making orders to stop illegal practices or requiring offenders to make appropriate disposals. While the maximum level of fines can be related to worldwide sales, fines are usually related to the volume of EC or EFTA trade in the products involved. The European Commission and ESA may act or be compelled to act on the basis of complaints by third parties. In addition to the measures that can be taken by the European Commission under the Treaty of Rome and the ESA under the EEA Agreement, third parties may, in certain circumstances, bring proceedings in national courts to obtain injunctions to restrain Treaty or EEA Agreement infringements or to obtain damages to compensate them for losses caused by Treaty or EEA Agreement infringements.

    The European Commission has concluded a series of “Europe Agreements” with a number of countries in Central and Eastern Europe and the Baltic States which contain competition and state aid provisions which may affect Corus’ activities with regard to or within those countries.

Trade associations and other voluntary arrangements
    There has within the European steel industry historically been close co-operation among steel companies, the European Commission and governments. European steel producers individually and through trade associations have played an important part in conjunction with both the European Commission and governments in the process of attempting to resolve problems of excess capacity, its causes and its consequences.

    Eurofer is an association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and co-ordinates advice and information to its members and in turn represents the views of its members to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies (see following section), social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products.

    Corus is also a member of other trade associations and other industry groups in respect of its other products and activities. For example, it is a member of the European Aluminium Association. Members of these trade associations and other groups co-operate with respect to various aspects of the sale, promotion and marketing, and technical development of related metal products. The policy of Corus with respect to the continuation of its membership of and role in these organisations is influenced by the attitude of the enforcement authorities (including the European Commission and authorities in other jurisdictions), which continue to make investigations at their discretion. Enforcement authorities’ attitudes may be dependent on economic, market and political circumstances and therefore subject to change, including retrospective change, from time to time.

    Following investigations by officials of the European Commission in respect of alleged anti-competitive behaviour since 1984 with regard to beams supplied to the construction industry, proceedings were initiated in May 1992 and, in February 1994, the European Commission imposed fines totalling Ecu104.4 million (£79 million) on fourteen European steelmakers, including British Steel. Provision in the sum of Ecu32 million
(£24 million) was made in the 1993/94 financial statements for the full amount of British Steel’s fine. The amount was lodged with the European Commission in June 1994. The appeal to the Court of First Instance of the European Communities against the European Commission’s decision was heard in March 1998 and a decision was given in March 1999. The fine was reduced by €12 million (£8 million) and this amount was taken into account in the 1999 financial statements. A further (and final) substantive appeal was initiated to the European Court of Justice in May 1999 and a decision is expected sometime during 2003. In July 1999 British Steel initiated proceedings in the Court of First Instance against the European Commission for payment of interest on the fine reduction, and a hearing took place in November 2000. The Court held in British Steel’s favour and British Steel (Corus) has now received the interest payment.

Return to contents page	15

    In December 1994 the European Commission inspected various tube and pipe producers including British Steel. British Steel, together with certain other tube manufacturers, received Statements of Objections in January 1999 from the European Commission concerning alleged anti-competitive behaviour with regard to the supply of some seamless and large diameter pipes, to which British Steel replied in April 1999. An oral hearing took place in June 1999. The European Commission intimated that it did not propose proceeding with the allegations concerning large diameter pipes after that hearing. In December 1999 fines were imposed on various of the producers, including a fine of €12.6 million (£8 million) on Corus, which was taken into account in the 1999 financial statements. Corus appealed the European Commission’s decision in March 2000 together with other tube manufacturers and is due to be heard in March 2003.

International trade restrictions
    Steel is an internationally traded material. Such trade is governed by the rules of the World Trade Organisation (WTO) which allow for trade remedies such as anti-dumping (AD) and countervailing (CVD) actions to be taken against unfairly traded imports. Since 1992, a number of such actions have been initiated in Canada, the US and other countries against certain steel products from a number of producers including Corus. Where material, details of legal proceedings involving Corus relating to these actions are given under Item 8 ‘Financial Information – Legal proceedings’. Such actions are much less prevalent in aluminium; Corus has no involvement in any such actions relating to its aluminium activities.

    In the USA, trade actions in place against Corus’ sales of leaded bars from the UK, of cold reduced sheet from the Netherlands and of certain stainless plate from Sweden, have now been terminated following the conclusion of five year ‘sunset’ reviews by the US authorities. In Canada, sunset reviews have also resulted in trade action taken against Corus’ sales of certain plate, cold reduced sheet and corrosion resistant sheet from the UK, being terminated. Similarly, in Mexico, a sunset review by the authorities has resulted in a trade action in place against hot rolled coil and sheet from the Netherlands being terminated. Corus’ sales of all these products are now free from any additional duty.

    Trade restrictions remain in place and additional duties are payable on Corus’ sales into the US of certain carbon steel plates from the UK, and on sales into Canada of stainless round bar from the UK. In addition, in the US, restrictions remain in place on imports into the US of certain wire rod and on certain line pipe products. However, these actions and restrictions have had no material effect on total Corus sales or results.

    In November 2000, a number of US steel producers filed an antidumping complaint against imports of hot rolled steel from eleven countries, including the Netherlands. The investigation by the US authorities into this complaint has now been concluded, resulting in additional duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. In the investigation, the DOC determined a final dumping margin of 2.59%; cash deposits at this rate are now payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus has now lodged a number of appeals against the rulings in this case with the US Court of International Trade (CIT). These appeals are continuing.

    In late December 2000, a further anti-dumping complaint was filed by US producers against imports of certain stainless steel bars from a number of countries, including the UK. The investigation by the US authorities into this complaint has now been concluded resulting in additional duties being applied on sales by Corus into the US of certain stainless steel bars from the UK. The DOC has determined a dumping margin of 4.48%. Corus has lodged a number of appeals against the rulings in the US CIT. These appeals are continuing.

Return to contents page	16

    In September 2001, an antidumping complaint was initiated against imports of cold rolled steel from twenty countries, including the Netherlands. The UK was not included. However, the US International Trade Commission (ITC) subsequently determined that there was no material injury and the case was terminated.  No further action has been taken.

    In July 2001, the US Administration launched a Section 201 safeguards investigation against steel imports to determine whether the US steel industry had been injured and if imports were the largest cause of that injury. This investigation was carried out by the ITC, and covered all countries and all major steel products (split into thirty-three categories). The ITC concluded that there had been injury on a number of product categories and recommended that additional tariffs or quotas be imposed. For some products, including rails and beams, the ITC found no injury, with no further action to be taken.

    Subsequent to the ITC findings, on March 5, 2002, President Bush announced his decision to impose a range of additional tariffs of between 8% and 30% on US imports of a number of steel products (including hot and cold rolled flat products, plate, tin mill and other coated products, and hot rolled and cold finished bar) and a system of quotas and tariffs on slab products. Imports from most developing countries were exempted from the measures. The Section 201 decision became effective in respect of imports entering into the US from March 20, 2002, and is due to remain in force for three years and one day. The ITC is due to conclude a mid-term review of the Section 201 measures by September 2003.

    The US authorities implemented an exclusions process, to enable suppliers and their US customers to seek exclusions from the Section 201 measures for material that they were unable to source adequately from domestic US sources. Corus, together with its US customers, participated in this process, supported by both the UK and Netherlands governments and the European Commission. This exclusions process was formally closed in August 2002. In total, since the Section 201 measures were introduced on March 5, 2002, Corus (or its customers) secured exclusions equating to approximately 30% of Corus’ US sales originally subject to the Section 201 measures. A further exclusions process got underway in November 2002 and Corus is seeking to secure further product exclusions.

    Those Corus US sales that remain covered by the Section 201 measures are now subject to additional duties that were imposed with effect from March 20, 2002. However, the sharp price rises that have been experienced in some product areas in the USA have helped mitigate some of the effects of these additional duties. Taken in combination with those product sales not subject to Section 201 measures and the additional product exclusions secured, this means that in general in 2002, the Section 201 measures had only a limited impact on overall Corus sales to the USA.

    The European Commission, together with Japan and a number of other countries, has initiated a complaint against the US Section 201 decision through the WTO, which is due to release its initial findings in April 2003.

    To ensure that the European steel market did not suffer from material displaced from the US due to Section 201 measures, in March 2002 the European Commission launched its own safeguards investigation, essentially covering those products affected by the US Section 201 action. This action ensured that the EU market has remained open, but has prevented any import surge.

    The EU was not alone in reacting in this way. A number of other countries have also started safeguards investigation and/or imposed measures. Underlying these trade disputes has been the need to tackle the root causes of the problems of the world steel industry: excess inefficient capacity and subsidies. The initiative launched by governments through the OECD to tackle such problems has been a positive development, although progress has been slow, despite industry support.

Seasonality

    Seasonal effects have only a relatively limited impact on Corus. However, some slowing in demand is evident during the summer months when many customers, especially those in southern European markets, are closed for an extended period, and similarly over the Christmas and New Year holidays. Sales of some products are also subject to some sector-specific seasonal factors, for example the slowdown in construction activity over the winter months, and the seasonal variations in automotive build programmes to fit with new vehicle registration dates.

Return to contents page	17
Raw materials

    The principal raw materials in the carbon and engineering steelmaking process are iron ore and coal, purchased on international markets, and steel scrap. During 2002 Corus imported approximately 22 million tonnes of iron ore and 10 million tonnes of coal, all through the four deep-water terminals at or near to its integrated steelworks. Iron ore is imported predominantly from Australia, South America, Canada and South Africa. Coal, for conversion into coke and direct injection into blast furnaces, is imported predominantly from Australia, Canada and the USA. Corus bought all of its UKscrap requirements of some 0.9 million tonnes in the period in the UK, and some 0.6 million tonnes for its Dutch integrated plant predominantly from mainland Europe.

    The raw material requirements for the aluminium businesses of Corus are met partly by importing alumina for production of primary aluminium and partly by buying additional primary aluminium and aluminium scrap.

    Corus spreads its supply risk by avoiding, where possible, over-dependence on any one country or supplier for its principal raw materials.

    Further information concerning changes which are being made to improve the efficiencies of raw materials and supplies procurement is described at page 9 ‘Carbon steel – Operating costs’ of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003, which is incorporated herein by reference.

Patents, trademarks and licences
The information required by this Item is set out under Item 5 ‘Operating and Financial Review and Prospects’ in the section headed ‘Research and development, patents and licenses, etc’.
Introduction of the euro

    On January 1,1999 the rates of conversion between the euro and the currencies of participating countries in the Economic and Monetary Union were irrevocably fixed, and the euro became a currency in its own right.
The national currencies within the euro-zone were no longer economically independent but became denominations of the euro with fixed rates of exchange. In all cases Corus businesses located in the euro-zone have complied with legislation to replace national currencies with the euro by January 1, 2002. The actual changeover to the euro occurred on January 1, 2002 without any material problems arising within Corus.

    Businesses located in the UK and in other European countries outside the euro-zone are currently capable of undertaking transactions in the euro, just like any other foreign currency. As regards businesses located in the UK, until the position on UK entry to the euro-zone becomes clearer, the company will refrain from undertaking the investment in computer systems necessary to convert base currency to the euro.

Organisational structure

    Production and distribution activities of Corus are organised into individual business profit centres. Each unit has its own Managing Director who, with his respective management team, has responsibility for the performance of that business. The businesses are grouped in ‘portfolios’ for each of which an Executive committee member has particular responsibility. The members of the Executive committee and their individual responsibilities are set out under Item 6 ‘Directors, Senior Management and Employees’.

    Corus has established or acquired sales offices, stockholders and related parties for distribution and, in some cases, for processing in a number of overseas markets. In Europe outside the UK, Corus has an extensive network of sales offices, processing and service centre locations. This is supported by some agency arrangements. Elsewhere, an international marketing organisation with sales offices in over twenty countries is supported by a worldwide trading network and a number of processing and service centres.

    Certain functions are controlled and co-ordinated centrally. These are finance, strategy and planning, commercial services, major raw material purchases, shipping and transportation activities, research and development, management development, formulation of industrial relations policy and legal services.

Return to contents page	18

    Pages 91 and 92 of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003 lists the principal subsidiary undertakings of Corus and is incorporated herein by reference.

    The following table shows the principal trading companies in which Corus has an equity interest (excluding Corus’ consolidated subsidiaries):

	Common
	equity	Annual
Company	interest	sales (b)	Products

	%	£ millions
Caparo Merchant Bar plc (a)	25	60	Light sections
Lusosider Acos Planos SA (Portugal)	50	75	Galvanised steel and tinplate
(a)	Incorporated in England.
(b)	Annual sales are extracted from the company’s most recent published financial statements.

    In addition Trico Steel, Corus’ 25% owned US joint venture, filed for Chapter 11 protection from creditors on March 27, 2001, and the trade and assets of that business were subsequently sold to Nucor Corporation during 2002.

    Corus has a long term billet supply agreement with Caparo Merchant Bar.

Property, plants and equipment
The following properties are the primary processing works of Corus, each of which is held substantially in freehold:

		Gross
	Approximate	external
	total	area of	2002	2002
	operational	buildings	Production	Actual
	site area	and plant	capacity (a)	output

	(acres)	(acres)	(m tonnes)	(m tonnes)
Property
Port Talbot Steelworks (b)	3,100	153	2.2	2.2
West Glamorgan, UK
Scunthorpe Steelworks	2,700	466	4.5	3.7
South Humberside, UK
Teesside Steelworks	2,400	295	3.9	3.3
Redcar, Cleveland, UK
Rotherham and
Stocksbridge Steelworks	1,200	99	1.2	1.1
South Yorkshire, UK
Tuscaloosa Steelworks, Alabama, USA	100	52	0.8	0.7
IJmuiden Steelworks, Netherlands	1,900	521	6.5	6.0
Delfzijl Aluminium Smelting Works, Netherlands	106	26	0.1	0.1
Voerde Aluminium Smelting Works, Germany	215	49	0.1	0.1
(a)

Production capacity is based on the maximum possible production in 2002 taking into account upstream and downstream bottlenecks, assuming full manning of facilities and including any plant mothballed. For steelworks, figures are for crude steel and are consistent with those submitted to the European Commission as part of its annual investment and capacity survey. For aluminium, figures are included for the two smelters of Corus Primary Aluminium. In practice, facilities may be manned only to the level required to provide semi-finished materials for downstream finishing processes and for sale.

(b)

Production capacity for 2002 is based on a single blast furnace operation following an explosion in no. 5 blast furnace in November 2001. The blast furnace was rebuilt during 2002 and recommissioned at the end of that year. This will increase steelmaking capacity by 1.6 million tonnes per annum.

Return to contents page	19

    The steelworks supply steel not only to external customers but also to other Corus operating sites. A number of Corus rolling mills and process lines are located on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities. These include: the strip mills at Llanwern, South Wales, the tinplate works at Trostre, South Wales and Bergen, Norway; the coating works at Tafarnaubach, South Wales, Shotton, North Wales and Maubeuge, North France; the electrical steels works at Newport, South Wales and Surahammar, Sweden; the tube mills at Corby and Hartlepool, England and Oosterhout, Arnhem and Maastricht, Netherlands; the plate mill at Dalzell, Scotland; the rail mills at Workington, England and Hayange, North-East France; the hot and cold rolled narrow strip mills at Brinsworth, England, Dusseldorf and Trier, Germany and Warren and Bethlehem, USA; the section mills at Skinningrove, England and Mannstaedt, Germany; and, the direct reduced iron facilities at Mobile, USA, mothballed since November 2000.

    The aluminium smelting works supply other Corus operating sites. These include: the aluminium rolling mills at Koblenz, Germany, Duffel, Belgium and Cap-de-la-Madeleine, Canada (60% interest); and, the aluminium extrusion lines at Vogt, Bonn and Bitterfeld in Germany, Duffel, Belgium and Tianjin, China (61% interest).

    Corus’ registered office and head office is located at 30 Millbank, London SW1P 4WY, England, where it leases office space with a gross internal area of some 29,000 square feet. The telephone number of the registered office is +44 (0)20 7717 4444.

    Corus’ facilities are generally adequate for its purposes.

The environment

    Corus is subject to the rapidly developing and sometimes stringent environmental laws and regulations in the countries in which it operates. Although there are risks of significant environmental costs and liabilities inherent in its operations, Corus is prepared to undertake such investment and remedial action as may be reasonably required but does not consider that they will have a material adverse effect on its financial position. Liability may also arise in the context of the occupation or ownership of premises by Corus and even the prior and subsequent ownership or occupation by other parties of those premises.

    From April 2001 HM Government has imposed a tax on the business use of energy. Corus has signed a negotiated agreement with HM Government allowing Corus to claim an 80% reduction in the amount of such tax up to the end of 2002. To receive the 80% reduction for the 2003 and 2004 periods, Corus will have to prove that it met certain energy efficiency targets in the milestone year of 2002. The agreement allows for a variation of the already agreed 2002 and future targets if, in the milestone year, throughput falls below 90% of the level of 1999. This variation has triggered for 2002 and negotiations continue with HM Government to ensure Corus can continue to receive the 80% reduction. The reduction is worth approximately £28 million per annum to Corus.

    Further information required by this Item is incorporated by reference from pages 15 and 16 ‘Environment and the community’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003, incorporated herein by reference.

Insurance

    Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. Corus arranges some of its insurance through Crucible Insurance Company Limited (“Crucible”) and Hoogovens Verzekeringsmaatschappij NV (“HVM”), two wholly owned subsidiaries. Crucible and HVM reinsure catastrophe risks with the external insurance market. The net book value of investments held by Crucible and HVM as at December 28, 2002 amounted to £48 million (December 29, 2001: £42 million). Corus purchases further cover from the external insurance market together with claims handling and other specialist services.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating results

    The information required by this Item is incorporated herein by reference from (i) page 4 from the beginning of the section ‘Group financial results’ to page 14 to the end of the section ‘Aluminium – Investment’ of the ‘Review of the period’ and (ii) page 18 from the beginning of the section ‘Business risk management’ to the end of page 21 of the ‘Review of the period’, and (iii) pages 22 to 24 ‘Financial review’ of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003. The discussion is designed to comply with both the requirements of this Item and the recommendations of the Statement “Operating and Financial Review” issued by the UK Accounting Standards Board. The focus of the discussion is on the financial statements prepared in accordance with UK GAAP.

Return to contents page	20

    A summary of the differences between UK GAAP and US GAAP is set out on pages 93 to 98, ‘Supplementary information for North American investors’ of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003, incorporated herein by reference.

Liquidity and capital resources

    The information required by this section is incorporated by reference from pages 22 to 24 ‘Financial review’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Research and development, patents and licenses, etc

    Company-wide research and technology development is provided from the four Technology Centres of Corus in Teesside, Port Talbot, Rotherham (all UK) and IJmuiden (Netherlands). The three UK sites are planned to be replaced by a new Technology Centre, set to be operational in 2005. Day to day technical support aimed at continuous improvement of process operations and products is the responsibility of works line or technical management. Additionally, to deliver technology more effectively, the research and development organisation has been structured so as to improve and strengthen the links with the individual businesses and with the five major market sectors for Corus, construction, automotive, other transport, engineering and packaging. Following the merger, increased emphasis has been placed on the development of downstream applications, involving close collaboration with Corus’ businesses and key customers.

    Research and development expenditure in the last three financial periods is set out below.

	Fifteen
	months
	ended	Year ended

	December 30,	December 29,	December 28,
	2000	2001	2002

	(in millions)
Gross expenditure	£113	£66	£71
Less: Recoveries (a)	(7)	(6)	(6)

Net expenditure	£106	£60	£65

(a)	Recoveries comprise fees received from other steel and engineering companies and funding assistance from the EU.

    Corus is the proprietor of a number of patents and national and international trademarks, and is party to a number of inward and outward technology licences, none of which has a material influence on the Corus business or profitability.

Trend information

    The information required by this section is incorporated by reference from pages 4 to 21 ‘Review of the period’ and pages 22 to 24 ‘Financial review’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management

    The information required by this section is incorporated herein by reference from pages 32 and 33 ‘The Board’, pages 30 and 31 ‘The Executive committee’, and pages 25 and 26 ‘Directors’ report’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Return to contents page	21

Compensation

    The information required by this section is incorporated herein by reference from pages 34 to 42 ‘Report  on remuneration’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Board practices

    Certain of the information required by this section is incorporated herein by reference from pages 32 and 33 ‘The Board’, pages 25 to 29 ‘Directors’ report’ and page 34 ‘Report on remuneration’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

    There are four main Board committees whose constitution and terms of reference are summarised below. In addition, there is an Allotment committee which operates in connection with the Company’s employee share schemes.

Audit committee – The Audit committee comprises Mr JimLeng (Chairman), Mr Richard Turner, Mr Eric van Amerongen and Dr Tony Hayward, all independent directors. It is responsible for reviewing all financial and other matters relating to internal control, financial reporting, the scope of both internal and external audits and other matters as requested by the Board.

Remuneration committee – The Remuneration committee comprises Mr Eric van Amerongen (Chairman, who succeeded Mr Hendrikus de Ruiter on his retirement), Mr Jim Leng, Mr Richard Turner and Mr Maarten van Veen (who joined the committee on April 22, 2002), all of whom are independent directors. It is responsible for determining the remuneration and other contract terms for the executive directors and the company secretary. It is also responsible for the granting of options and the operation of the executive share option schemes.

Health, Safety and Environment committee – The Health, Safety and Environment committee comprises
Mr Maarten van Veen (Chairman), Mr Eric van Amerongen and Dr Tony Hayward, all of whom are independent directors, and Sir Brian Moffat. It is responsible for reviewing Corus’ performance in terms of compliance with health, safety and environmental legislation and formulating the Corus policies with regard to such issues.

Nominations committee – The Nominations committee comprises Sir Brian Moffat and three independent directors, Mr Jim Leng (Chairman), Mr Richard Turner and Mr Maarten van Veen. It considers the nomination of Board members and proposes any new Board appointments.

    Day to day running is delegated to the Chief Executive and through him to an Executive committee comprising the executive directors and other senior executives within Corus (see ‘Significant changes’ under Item 8 on page 26).

The organisation of the Group

    Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly-owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus. The operations of the Group are organised into individual business profit centres (see Item 4 ‘Organisational structure’).

    The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board of Corus Nederland. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or terminations of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

Return to contents page	22

    Members of the Supervisory Board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the Supervisory Board, subject to rights of recommendation by the general meeting, the competent works council and the Management Board, and rights of objection by the general meeting and the competent works council. The Supervisory Board must consist of a minimum of three members.

Employees

    Corus had a total of 50,900 employees at December 28, 2002 of whom 25,400 were employed in the UK, 11,800 in the Netherlands and 6,300 in Germany.

    Corus has experienced no significant industrial relations problems since the 1980 national steel strike (the only industry-wide strike since the formation of BSC in 1967). Well developed procedures have operated in all parts of the Group for consulting and negotiating with the trade unions, and these have been used extensively in discussions on the substantial changes that have been required in the working practices and number of employees. Approximately 84% of Corus’ UK employees are members of trade unions, the ISTC having the largest representation.

    In keeping with a new policy statement approved by the Group’s Executive during 2002 giving renewed commitment to education, training and development, Corus invested around £50 million in these activities in spite of the very difficult economic conditions.

    Further information concerning the changes which are taking place to improve the productivity of the workforce are described at pages 14 and 15 ‘People’ of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003, which is incorporated herein by reference.

    Further information regarding the average number of persons employed during the past three years and the category of activity is provided in Note 4 to the accounts of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

Share ownership

    The information required by this section is incorporated herein by reference from pages 34 to 42 ‘Report on remuneration’, and pages 76 to 78 of Note 26 to the accounts of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003.

    Mr Chris Hollick, Mr Harold Homer and Mr Allan Johnston are senior executives of Corus. None of them beneficially owns more than 1% of the Company’s issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major shareholders

    Certain of the information required by this Item is incorporated by reference from page 25 ‘Directors’ report – Substantial shareholdings’, of the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003.

    So far as Corus is aware, except as otherwise indicated on page 25 ‘Directors’ report – Substantial shareholdings, of the Report & Accounts 2002, as at March 31, 2003 no person was the beneficial owner of more than 5% of the Corus’ Ordinary shares, nor was Corus directly or indirectly owned or controlled by another corporation or by any government.

    At December 28, 2002 there were 29,606,384 ADSs representing Corus shares outstanding held of record by 842 registered holders of ADSs whose shareholdings represented approximately 9.45% of total outstanding Ordinary shares on that date. Currently there are approximately 828 recorded holders of ADSs. Corus is aware that many ADSs are held of record by brokers and nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are the beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Return to contents page	23

Related party transactions
The table below sets out details of transactions and loans between Corus and joint ventures and associated undertakings.
	Three	Twelve
	Months	months	Fifteen
	ended	ended	months
	(unaudited)	(unaudited)	ended	Year ended

	January 1,	December 30,	December 30,	December 29,	December 28,
	2000	2000	2000	2001	2002

	(in millions)
Sales to joint ventures and associated
undertakings	£38	£149	£187	£137	£135
Purchases from joint ventures and
associated undertakings	£1	£12	£13	£25	£40
Outstanding loans to joint ventures and
associated undertakings	n/a	n/a	£34	£31	£2

    Loans to joint ventures and associated undertakings have been provided on a commercial basis and interest is charged at commercial rates. The decrease in loans during the year ended December 28, 2002 was due to the disposal of the Group’s interests in Trico Steel LLC and Galtec NV. Outstanding loans to directors are described in the Report & Accounts 2002 page 40 ‘Report on remuneration – Loans to directors’, contained in the Corus Report on Form 6-K dated March 31, 2003, which is incorporated herein by reference.

    Other transactions with related parties are described in the Report & Accounts 2002 page 25 ‘Directors’ report – Directors’, contained in the Corus Report on Form 6-K dated March 31, 2003. There have been no material transactions since the end of the financial year up to March 31, 2003.

ITEM 8. FINANCIAL INFORMATION
Consolidated statements and other financial information
Presentation of financial statements
The financial statements required by this Item are shown on pages 44 to 99 of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.
Export and overseas sales
The information required in respect of export sales is contained in Item 4 on pages 8 and 10.
Legal proceedings

    In 1992, the US steel industry made a complaint to the US Department of Commerce (DOC) regarding the importation of cold rolled sheet products from the Netherlands by Hoogovens Steel USA Inc., predecessor of Corus Steel USA Inc., at prices that were below the prices in the Netherlands. Hoogovens Steel USA Inc. subsequently lodged two appeals relating to the DOC’s treatment of sales in previous administrative review periods (the 1993/94 and 1995/96 periods). On request of the US steel industry, the DOC has during 2002 made a final determination to revoke the whole order, retroactive to August 1993.

    In November 2000, a number of US steel producers filed an antidumping complaint against imports of hot rolled steel from eleven countries, including the Netherlands. The investigation by the US authorities into this complaint has now been concluded, resulting in additional duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. In the investigation, the DOC determined a final dumping margin of 2.59%; cash deposits at this rate are now payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus has now lodged a number of appeals against the rulings in this case with the US Court of International Trade. These appeals are continuing.

    In September 2001, an antidumping complaint was initiated against imports of cold rolled steel from twenty countries, including the Netherlands. The UK was not included. However, the ITC subsequently determined that there was no material injury and the case was terminated. No further action has been taken.

Return to contents page	24

    As outlined under Item 4 ‘International trade restrictions’, in July 2001, the US Administration launched a Section 201 safeguards investigation against steel imports. This resulted in President Bush’s announcement on March 5, 2002 of his decision to impose additional tariffs ranging between 8% and 30% on certain US imports of a number of steel products and a system of quotas and tariffs on slab products. These measures became effective in respect of imports entering into the US from March 20, 2002, and are due to remain in force for three years and one day. A mid-term review of the Section 201 measures is due to be concluded by September 2003.

    The decision on the tariffs and quotas is absolute and not subject to review by the US Courts. However, the European Commission, together with Japan and a number of other countries, have initiated a complaint against the US Section 201 decision through the WTO, which is due to release its initial findings in April 2003. Corus has also instituted proceedings in the US Courts against the inclusion in the products put forward for a decision by the President of tin mill products. These proceedings are continuing.

    Concurrent with the Section 201 decision, the US authorities implemented an exclusions process, to enable suppliers and their US customers to seek exclusions from the Section 201 measures for material that they were unable to source adequately from domestic US sources. Corus, together with its US customers, participated in this process, supported by both the UK and Netherlands governments and the European Commission. This exclusions process was formally closed in August 2002. In total, Corus (or its customers) has secured exclusions equating to approximately 30% of Corus’ US sales originally subject to the Section 201 measures. A further exclusions process got underway in November 2002, and Corus is seeking to secure further product exclusions.

    Those Corus US sales that remain covered by the Section 201 measures are now subject to additional duties that were imposed with effect from March 20, 2002. However, the sharp price rises that have been experienced in some product areas in the US have helped mitigate some of the effects of these additional duties. Taken in combination with those product sales not subject to the Section 201 measures and the additional product exclusions secured, this means that in general in 2002, the Section 201 measures had only a limited impact on overall Corus sales to the US.

    Corus is appealing against fines of €32 million and €12.6 million imposed by the European Commission in the beams and tubes cases respectively (see Item 4 ‘Trade associations and other voluntary arrangements’). The fine of €32 million in the beams case was reduced on appeal to €20 million. Corus has appealed to the European Court of Justice against that fine and a decision is expected sometime during 2003. A hearing before the Court of First Instance in respect of the Tubes appeal has been set for March 2003.

    In the UK, a climate change levy was introduced in the Finance Act 2000. The levy is a tax on the supply of certain commodities such as electricity, natural gas, petroleum, coal and coke. Certain supplies are excluded (such as for domestic use or supplies made prior to April 2001) or exempt (such as supplies not used as a fuel including dual uses of fuel and as a feedstock). Supplies do include self supplies relating to production. The levy is calculated according to a nominal unit of energy for the commodity. Persons making any taxable supply need to register. Under the Climate Change Levy (Use as Fuel) Regulations 2001, the use of coke and coal in ironmaking is exempt from the levy and consequently Corus considered that it was exempt in respect of its use of coke in ironmaking. A complaint was, however, lodged with the EC that the UK exemption is an unlawful state aid and the European Commission considered the issue. In April 2002 the European Commission ruled in the Company’s favour and supported HMGovernment’s view that the use of coke and coal in iron and steel making was as a raw material and, therefore, exempt from the tax.

    On November 8, 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation is now led by the Health & Safety Executive. It is unlikely that a corporate manslaughter charge will be brought. It is more likely that the Company will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees.

    Corus has admitted its civil liability for the incident. Twenty three civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, the Company’s liability could amount to several million pounds, although Corus has insurance cover in place.

Return to contents page	25
Dividends

    Cash dividends paid by Corus are in pounds sterling and exchange rate fluctuations affect the US dollar amounts received by ADR holders on conversion. The table below sets out the dividends paid per share in pence and per ADS in dollars.

				Dividends per ADS paid
	Dividends per Ordinary share			after deduction of withholding tax

Period ended	Interim	Final	Total	Interim	Final	Total

	(in pence)			(in US dollars)
March 28, 1998	3.0	7.0	10.0	0.5138	1.2103	1.7241
April 3, 1999	3.0	7.0	10.0	0.5199	1.1214	1.6413
October 2, 1999	nil	nil	nil	nil	nil	nil
December 30, 2000	1.0	nil	1.0	0.1452	nil	0.1452
December 29, 2001	nil	nil	nil	nil	nil	nil
December 28, 2002	nil	nil	nil	nil	nil	nil

    In addition, a capital distribution of 35p per British Steel Ordinary share held ($5.8205 cash for each British Steel ADS held) was made on October 26, 1999.

    It is envisaged that the future dividends paid by Corus will vary with the group’s future earnings, cash flow and other factors affecting the business. Corus will aim to pay dividends equal to around 35% of its estimated average annual earnings over the course of the business cycle. Dividends are announced in sterling.

    At the Annual General Meeting on April 27, 2001 Corus was granted authority by its shareholders to offer any holders of Ordinary shares the right to elect to receive Ordinary shares credited as fully paid, instead of cash, in respect of the whole of any dividend (a scrip dividend alternative). The authority granted covers any dividend declared up to April 27, 2006.

Significant changes

    On December 30, 2002 the Company reduced its main available bank facility by voluntary cancellation of €460 million of which €260 million would have matured in January 2003 and €100 million in March 2003. The facility now stands at €1,400 million, of which €455 million was utilised as at December 28, 2002.

    On October 23, 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney SA for €861 million (approximately £543 million). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on March 10, 2003 to reject the recommendation to proceed with the sale. On March 11, 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure is available to resolve the issue in time for the sale to proceed, Corus accepts the Court’s decision as final. Pechiney has been informed that Corus will not now proceed with the sale and, as a result, a break fee of €20 million is payable to Pechiney.

    In light of the Company’s performance, the Board including Mr Tony Pedder, Chief Executive, concluded that a change of leadership was required. Mr Pedder tendered his resignation on March 13, 2003 and this was accepted with immediate effect. The procedure for the recruitment of a new Chief Executive is underway.  Mr Stuart Pettifor, a main Board executive director, was appointed Chief Operating Officer, taking responsibility for all operational matters. Sir Brian Moffat agreed to defer his planned retirement to become full time Chairman until his successor is appointed.

Return to contents page	26
ITEM 9. THE OFFER AND LISTING

    Prior to the merger, the nominal capital of British Steel plc was divided into 2,600,000,000 Ordinary shares of 50p each. 1,982,600,612 Ordinary shares were issued as of October 2, 1999 and October 5, 1999.

    Up to October 5, 1999 (the last day of trading) the principal trading market for British Steel’s Ordinary shares was The London Stock Exchange (“LSE”). The principal trading market for Corus Ordinary shares is also the LSE. Since October 6, 1999 Corus Ordinary shares have been listed on the Amsterdam Stock Exchange under the ticker symbol CORS. In addition, ADSs, each representing ten Ordinary shares, were listed on the New York Stock Exchange (“NYSE”) and traded under Ticker Symbol BST up to October 5, 1999. Since that date Corus ADSs have been listed on the New York Stock Exchange and trade under Ticker Symbol CGA. The Bank of New York is the ADR depositary.

    The following table sets forth the high and low sales prices for the 50p Ordinary shares during the periods indicated, based on mid-market prices at close of business on the LSE and the high and low sales prices for ADSs as reported on the NYSE composite tape.

	LSE		NYSE

	High	Low	High	Low

	(pence per Ordinary		(US dollars per
	share)		ADS)
(British Steel up to October 2, 1999)
Year ended March 28, 1998	190 1/4	124 1/2	30 7/8	21
Year ended April 3, 1999	172	87 1/2	28 5/8	14 5/8
Six months ended October 2, 1999	179	123 3/4	28 7/8	21 3/8
Fifteen months ended December 30, 2000	174 1/4	47 1/2	29 3/4	7
Year ended December 29, 2001	82 3/4	40	12 1/2	5 5/8
Year ended December 28, 2002	90	22	13 1/4	3 1/2

Quarters ended
July 1, 2000	107	83 1/4	17 1/4	13 1/4
September 30, 2000	97	51 1/4	15	7 1/2
December 30, 2000	78 1/2	47 1/2	11 3/8	7
March 31, 2001	82 3/4	53	12 1/2	7 5/8
June 30, 2001	82 3/4	59	11 3/4	8 1/4
September 29, 2001	67 1/2	40	9 5/8	5 5/8
December 29, 2001	74	42	10 3/4	6
March 30, 2002	87 1/2	72 1/4	12 3/8	10 3/8
June 29, 2002	90	77	13 1/4	11 1/4
September 28, 2002	87 3/4	34 1/4	13 1/4	5 1/2
December 28, 2002	48 1/2	22	7 1/2	3 1/2

Months ended
September 30, 2002	55	34 1/4	8 3/4	5 1/2
October 31, 2002	46 3/4	35	7 1/8	5 1/2
November 30, 2002	48 1/2	26 1/2	7 1/2	4 1/4
December 31, 2002	32 3/4	22	5	3 1/2
January 31, 2003	31 1/4	23	5	3 5/8
February 28, 2003	27 1/2	12 1/2	4 3/8	2

Return to contents page	27
ITEM 10. ADDITIONAL INFORMATION
Memorandum and articles of association
General

    Corus is registered under the Companies Act 1985 as company number 3811373 and governed by the laws of England and Wales. The Company’s objects can be found in Section 4 of its Memorandum of Association, and include, among many other things, the object to carry on business as a general commercial company and to carry on any trade, business activity whatsoever and to act as a holding company.

Directors’ powers

    No Corus director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. However, these prohibitions do not apply to a director in relation to:

(i)	any guarantee, indemnity or security to be given to such director in respect of money lent or obligations undertaken by him for the benefit of Corus;
(ii)	any guarantee, indemnity or security to be given to a third party in respect of a debt or obligation of Corus which he has himself guaranteed, indemnified or secured in whole or in part;
(iii)

the subscription or purchase by him of shares, debentures or other securities of Corus pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(iv)	the underwriting by him of any shares, debentures or other securities of Corus;
(v)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of Corus or by reason of any other interest in or through Corus;
(vi)	any contract concerning any other company (not being a company in which the director owns one per cent or more) in which he is interested directly or indirectly;
(vii)

any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to both the directors and employees of Corus and does not provide in respect of any director as such any privilege or advantage not accorded to the employees in whom such scheme or fund relates;

(viii)

any contract for the benefit of employees of Corus under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix)	any contract for the purchase or maintenance for any director of insurance against any liability.

    Directors are not required to vacate their office upon attaining the age of 70 years of age; however, if the Board convenes a general meeting at which, to the Board’s knowledge, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting.

    The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Corus or of any third party. The Board must restrict the borrowings of Corus and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by Corus (exclusive of borrowings within Corus) shall not, without the previous sanction of an ordinary resolution of the company, exceed an amount equal to two times the adjusted capital and reserves.

Return to contents page	28
Share rights

    Subject to the Companies Act and other shareholders’ rights, shares may be issued with such rights and restrictions as Corus may by ordinary resolution decide, or as the Board may decide if there is no such resolution or so far as it does not make specific provision. Redeemable shares may be issued. Subject to the articles, the Companies Act and other shareholders’ rights, Corus may purchase all or any of its shares and unissued shares are at the disposal of the Board.

    Subject to the Companies Act, Corus may vary the rights attached to any class of shares with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

    Corus may, by ordinary resolution, consolidate and then divide, or sub-divide its shares or any of them.  Corus may cancel any shares which at the date of the resolution have not been taken or agreed to be taken.

    Corus may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Dividends and other distributions

    Subject to the Companies Act, Corus may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Corus, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on other shares.

    The Board may withhold payment of all or any part of any dividends payable in respect of Corus shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide the company with information concerning interests in those shares required to be provided under the Companies Act.

    Except, insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. No amount paid up on a share in advance of calls is to be treated as paid up on the share for this purpose. Dividends may be declared or paid in any currency.

    The Board may if authorised by an ordinary resolution of Corus offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary shares by way of scrip dividend instead of cash.

    Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment shall be forfeited and revert to Corus.

Voting rights

    Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to vote at any general meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice after failure to provide the company with information concerning interests in those shares required to be provided under the Companies Act.

Annual and extraordinary meetings of shareholders

    The Board convenes annual general meetings and extraordinary general meetings for the passing of a special resolution with notice of the resolution to all members entitled to receive such notice with not less than twenty one days notice in writing. All other extraordinary general meetings are convened with not less than fourteen days notice in writing. The notice must specify the place, day and time of the meeting. A shareholder is not entitled to receive notice of a general meeting or any other notice or document from the company unless he has provided to the company an address in the United Kingdom or in The Netherlands to which such notice may be sent.

Return to contents page	29

Change of Control

    Corus may in certain circumstances refuse to register transfers of shares from a person with a 0.25% interest if such person has been served with a restriction notice after failing to provide the company with information concerning these interests as required under the Companies Act.

Material contracts

    The following contracts (not being contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document and are or may be material or contain a provision under which a member of Corus has an obligation or entitlement which is or may be material to such a member or any other member of Corus.

Securitisation Programme

    On April 15, 2002, Corus UK Limited and Corus Engineering Steels Limited entered into a receivables securitisation programme arranged by ING Bank NV, under which Corus guaranteed certain obligations of Corus UK Limited and Corus Engineering Steels Limited.

    The initial facility level was set at £185 million, and provided for the securitisation of UK receivables of a number of businesses of Corus UK. On July 15, 2002, the programme was extended to securitise the UK receivables of some other businesses of Corus UK. The facility level was increased by £30 million to £215 million reflecting the increase in the size of the debtor pool.

    The securitisation is a conduit transaction, in which receivables may be sold daily to a special purpose vehicle (SPV) sponsored by ING and incorporated in Jersey. The SPV is funded by loans (in the form of discount notes) advanced by an ING conduit company, Mont Blanc Capital Corporation, a US company incorporated in Delaware. The ING conduit funds itself in turn in the US commercial paper (CP) markets. This CP funding has a credit rating and is supported by a back-up liquidity facility, intended to ensure the continuation of the funding even if there is disruption in the CP markets. This liquidity facility arranged by ING Bank is a five year committed arrangement.

    Once the receivables are sold to the SPV, Corus UK continues to collect payments from customers as servicer on behalf of the SPV and Corus UK as if the receivables had not been sold. There is an agreed monthly settlement date at which time funds collected by Corus UK as servicer in respect of receivables sold in previous months are paid to the SPV; in exchange the SPV pays cash for new receivables sold to it by Corus.

Sale of Corus’ interest in Avesta Polarit Oyj Abp

    A share purchase agreement dated June 30, 2002 between Corus UK, Corus and Outokumpu Oyj, pursuant to which Corus UK sold its entire 23.2% stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 in cash per AvestaPolarit Oyj Abp share, equating to approximately €530 million.

Sale of Corus’ interest in the Alouette Smelter

    An agreement (the Alouette Agreement) dated August 16, 2002 between Sidal Participatie Beheer BV (1), Corus Primary Aluminium BV (2) (both being wholly owned indirect subsidiaries of Corus and hereinafter referred to as the Alouette Sellers) and Alcan Inc (3), pursuant to which Alcan Inc agreed to acquire from the Alouette Sellers the entire issued share capitals of Corus Aluminium Canada Inc. and Corus Aluminium Quebec Inc. (the Target Companies). The Target Companies at the relevant time were respectively the sole limited and general partners of Corus Aluminium Quebec and Company Limited Partnership, which itself owned 20% of Corus’ entire interest in the Alouette Smelter. The Alouette Agreement became unconditional on September 17, 2002. The consideration for the disposal was US$165 million, which was paid in full on completion. The consideration was subject to a price adjustment related to matters including levels of stock, cash and retained debt at completion, which resulted in an additional payment to the Alouette Sellers from Alcan Inc of approximately US$6 million. The Alouette Agreement contains customary warranties and indemnities from the Alouette Sellers in relation to the subject of the Alouette Agreement and except in relation to certain limited claims (where potential liability is unlimited as to amount), the maximum liability of the Alouette Sellers for claims under the Alouette Agreement is limited to the consideration received on completion.

Return to contents page	30

Exchange controls

    There are currently no UK exchange control laws, decrees or regulations which would affect the transfer of capital or payment of dividends, interest and other payments to US citizens or residents who are holders of Corus or British Steel securities except as otherwise set forth below under ‘Taxation’. There are no limitations on holding or voting applicable to foreign owners of Ordinary shares which do not apply equally to UK owners of such shares.

Taxation

    The following is a summary of the principal US federal and UK tax consequences of the ownership and disposition of ADSs by residents of the United States and not a complete analysis or listing of all of the possible tax consequences of such ownership and disposition. The statements regarding US federal and UK tax laws set out below are based on those laws as in force on the date of this report.

    Beneficial owners of ADSs who are residents or citizens of the United States (“US Holders”) will be treated as the owners of the underlying Ordinary shares for purposes of the US-UK double taxation conventions relating to income and capital gains (the “Income Tax Convention”) and to estate and gift taxes (the “Estate and Gift Tax Convention”) and for purposes of the US Internal Revenue Code of 1986, as amended.

    The US and the UK signed a new double taxation convention relating to income and accompanying diplomatic notes on July 24, 2001 as amended by a protocol on July 19, 2002 (collectively the “New Income Tax Convention”). The New Income Tax Convention will not enter into force until it is ratified in accordance with the procedures of the US and the UK and instruments of ratification are exchanged by the US and UK. The discussion below notes the instances in which the relevant provisions of the New Income Tax Convention would produce a materially different result for a US Holder if the New Income Tax Convention is ratified without amendment.

Taxation of dividends

    There is no UK withholding tax on dividends. Individual shareholders who are tax resident in the UK are entitled to a tax credit in respect of each dividend, equal to one ninth of the net dividend. US resident shareholders (other than US corporations referred to below) are generally entitled to the same credit to which a UK individual shareholder is entitled. However, the imposition of a notional UK withholding tax on the credit in effect cancels out the credit, therefore no payment of this credit may be obtained from the UK Inland Revenue.

    On payment of a dividend by Corus, a US corporation that controls, directly or indirectly, at least 10% of the voting stock of Corus, subject to certain conditions, is entitled to a UK tax credit equal to one half of the credit to which a UK individual resident shareholder would have been entitled, subject to a deduction of withholding tax of up to 5% of the sum of the dividend and the tax credit. In practice, therefore, the amount of any payment from the UK Inland Revenue to which such a US corporation would be entitled pursuant to the Income Tax Convention would be nominal. Any such US corporation should consult its professional advisers as to the entitlement to a payment in respect of the tax credit and the manner of obtaining it.

    Dividends (including amounts in respect of the associated UK tax credit and any amounts withheld) must be included in gross income by an ADS holder resident in the United States for the purposes of the Income Tax Convention and will be treated as foreign source dividend income for US federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations.

    Dividends paid will be treated as ‘passive income’ or, in the case of certain US Holders, ‘financial services income’, for purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the Income Tax Convention, a US Holder that is eligible for benefits with respect to income derived in connection with the ADSs (each such Holder referred to as an ‘eligible US Holder’) and that claims the benefits of the Income Tax Convention with respect to a dividend from Corus will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. Each eligible US Holder that relies on the Income Tax Convention to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. In order to obtain this benefit in a particular year, the US Holder generally must elect to claim with respect to all foreign taxes paid (or treated as paid) in that year. US Holders are advised that under the New Income Tax Convention (pending ratification) there would be no notional UK withholding tax applied to a dividend payment and it therefore would not be possible to claim a foreign tax credit in respect of any dividend payment made by Corus. As stated above, the UK currently does not apply a withholding tax on dividends under its internal tax laws. Were such withholding tax imposed in the UK as permitted under the New Income Tax Convention, the UK generally will be entitled in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to US Holders. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Income Tax Convention, whether, and to what extent, a foreign tax credit will be available under the Income Tax Convention with respect to dividends received from Corus, and whether the Holder will be eligible for benefits under the New Income Tax Convention.

Return to contents page	31

Taxation of capital gains

    Generally a US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not be liable for UK capital gains taxation on capital gains realised or accrued on the sale or disposal of ADSs. However, if a US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such ADSs are or have been used, held or acquired for the purpose of such trade, profession or vocation, he will be liable for UK capital gains tax on the gains realised or accrued on the sale or disposal of these ADSs.

    Furthermore, under anti-avoidance legislation a holder of ADSs who is an individual and who is only temporarily non-resident in the UK for UK tax purposes at the date of a disposal of ADSs may be liable for UK tax on chargeable gains, subject to any available exemption or relief. Each US Holder is urged to contact their tax adviser if they are in any doubt as to their domicile, residence or ordinary residence for UK tax purposes.

    An individual who is domiciled in the US for UK tax purposes (“US Citizen”) and who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK or a US citizen who, or US corporation which, is carrying on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs for purposes of such trade, branch or agency, may be liable for both UK and US tax on a gain on the disposal of ADSs. However, a US Holder who is subject to UK tax on capital gains realised or accrued in relation to the ADSs will be entitled to a foreign tax credit, subject to certain limitations, against any US federal tax liability which is due in respect of such gain.

    Generally, upon a sale, exchange or other disposition of ADSs, a US Holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the US Holder’s tax basis in the ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the US Holder’s holding period in the ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Inheritance tax

    ADSs held by an individual who is domiciled for the purposes of the Estate and Gift Tax Convention in the United States and is not, for the purposes of the Estate and Gift Tax Convention, a national of the UK, will not generally be subject to UK inheritance tax on the individual’s death or on a transfer of ADSs provided that the ADSs do not form part of the property of a permanent establishment situated in the UK or pertain to a fixed base situated in the UK used for the performance of independent personal services. If the ADSs are transferred to or held in a settlement they will not be subject to inheritance tax, provided that at the time when the settlement was made the settlor was domiciled for the purposes of the Estate and Gift Tax Convention in the United States and was not for purposes of the Estate and Gift Tax Convention a national of the UK. In the exceptional case where ADSs are subject both to inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the UK, based on priority rules set forth in the Estate and Gift Tax Convention.

Return to contents page	32
UK stamp duty and stamp duty reserve tax

    The following discussion is a general summary of the rules relating to UK stamp duty and stamp duty reserve tax and does not apply to persons that are subject to special rules such as market makers, brokers and dealers.

    An instrument of transfer of an ADS is not subject to stamp duty reserve tax and, provided that it is executed and kept at all times outside the UK, no stamp duty will, in practice, need to be paid. However, if such an instrument executed on or after October 1, 1999 is brought into the UK, then in addition to stamp duty being payable (at 0.5% of the consideration for the transfer), an interest charge will also be due calculated from the date which is thirty days after the instrument was executed and a penalty charge will also be due if the instrument is not presented for stamping within thirty days of the day on which it is first received in the UK. An agreement to transfer ADSs in the form of ADRs will not give rise to a liability to stamp duty reserve tax or stamp duty.

    A purchase of ordinary shares (other than to a depositary or clearance service or their nominees or agents) will give rise to stamp duty, generally at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest five pounds sterling). An unconditional agreement for such transfer will give rise to stamp duty reserve tax, generally at the rate of 0.5% of the consideration for the transfer, but such liability for this tax will be cancelled if the agreement is completed by a duly stamped transfer within six years of the date of the agreement or, if the agreement was unconditional, the date the agreement became unconditional. Where the stamp duty is paid, any stamp duty reserve tax paid will be refunded provided that a claim for refund is made. Stamp duty and stamp duty reserve tax are customarily paid by the purchaser.

    A charge to stamp duty or stamp duty reserve tax may arise on the transfer of ordinary shares to the Depositary, to its nominee or agent or to particular persons providing a clearance service, their nominees or agents. The rate of stamp duty or stamp duty reserve tax will generally be 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of five pounds sterling. Such a charge to stamp duty or stamp duty reserve tax is usually borne by the transferor of the ordinary shares.

US information and backup withholding

    A US Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible backup withholding at a current rate of up to 30% with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such Holder furnishes a correct taxpayer identification number or is otherwise exempt.

Documents on display

    The following documents referred to in this report may be inspected at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Corus policies in relation to risk management are described on page 18 ‘Business risk management’ and pages 25 to 29 ‘Directors’ report’ in the Report & Accounts 2002, contained in the Corus Report on Form 6-K dated March 31, 2003 which is incorporated herein by reference.

    The information required by this Item is incorporated herein by reference from pages 22 to 24 ‘Financial review’ of the Report & Accounts 2002 contained in the Corus Report on Form 6-K dated March 31, 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

Return to contents page	33

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES

    Corus’ Chairman and Executive Director, Finance, after evaluating the effectiveness of Corus’ disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 Rule 13a – 14(c)) within 90 days of the date of this annual report, have concluded that, as of such date, Corus’ disclosure controls and procedures were effective to ensure that material information relating to Corus would be made known to them by others within Corus, particularly during the period in which this Annual Report on Form 20-F was being prepared.

    There were no significant changes in Corus’ internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation, nor were there any significant deficiencies or material weaknesses in such internal controls requiring corrective actions.

ITEM 16. RESERVED
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The financial statements required to be filed as part of this Report have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2003 which contains the Report & Accounts 2002.
ITEM 19. EXHIBITS
Exhibit Number	Description

1.1

Memorandum of Association of Corus Group plc (previously filed as an exhibit to the Report & Accounts 2000 of Corus Group plc on Form 20-F for the financial period from October 3, 1999 to December 30, 2000 filed with the Securities and Exchange Commission on March  27, 2001 and incorporated herein by reference).

1.2

Corus’ Articles of Association (previously filed as an exhibit to the Report & Accounts 2000 of Corus Group plc on Form 20-F for the financial period from October 3, 1999 to December 30, 2000 filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference).

4.1

The Corus Executive Share Option Scheme (previously filed as an exhibit to the Report & Accounts 2000 of Corus Group plc on Form 20-F for the financial period from October 3, 1999 to December 30, 2000 filed with the Securities and Exchange Commission on March  27, 2001 and incorporated herein by reference).

4.2	Corus Group Executive Committee Annual Bonus Scheme
4.4

Service contract of Mr Pettifor (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.5

Service contract of Mr Lloyd (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.6

Service contract of Mr Vrins (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

Return to contents page	34
*6	For a statement explaining how earnings per share information was calculated see Note 10 to the accounts of the Report & Accounts 2002 which has been incorporated by reference into this Annual Report.
*8	For a list of significant subsidiaries see pages 91 and 92 of the Report & Accounts 2002 which has been incorporated by reference into this Annual Report.
*10.1(b)

Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2003 which contains the Report & Accounts 2002. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.

10.2

Certification of Sir Brian Moffat, Chairman of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the Corus Report on Form 6-K dated March 31, 2003.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.
Corus Group plc
(Registrant)
By: /s/ Richard Reeves
R.J. Reeves
(Secretary)
March 31, 2003

Return to contents page	35
CERTIFICATIONS
I, Sir Brian Moffat, certify that:
1. I have reviewed this Annual Report on Form 20-F of Corus Group plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officer and I are responsible for establishment and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and
(c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ Brian Moffat

Sir Brian Moffat
Chairman

Return to contents page	36
I, David Lloyd, certify that:
1. I have reviewed this Annual Report on Form 20-F of Corus Group plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officer and I are responsible for establishment and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and
(c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ David Lloyd

David Lloyd
Executive Director, Finance

Return to contents page	37
EXHIBIT INDEX
Description	Sequential numbered page

Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2003 which contains the Report & Accounts 2002. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto. Certification of Sir Brian Moffat, Chairman and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	39
Corus Group Executive Committee Annual Bonus Scheme	40

Return to contents page	38
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Annual Report of Corus Group plc (the “Company”) on Form 20-F for the period ending December 28, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 31, 2003	By:	/s/ Brian Moffat

Sir Brian Moffat
Chairman

Date: March 31, 2003	By:	/s/ David Lloyd

David Lloyd
Executive Director, Finance

Return to contents page	39
CORUS GROUP EXECUTIVE COMMITTEE ANNUAL BONUS SCHEME - 2002

The bonus percentage is calculated using audited figures at the year end on a straight line pro rata basis between the following fixed points: -
Profit After Tax and Minority Interests)	Bonus %
below £300m	zero
£300m	5.0%
£500m	25.0%
£750m and above	50.0%
Exceptional items will be excluded from the calculation. The bonus amount to be paid is calculated by applying the bonus percentage derived above to the basic salary earnings for the year.

Return to contents page	40
Contents
4	Review of the period
22	Financial review
25	Directors’ report
30	The Executive committee
32	The Board
34	Report on remuneration
44	Independent auditors’ report to the members of Corus Group plc
46	Consolidated profit and loss account
47	Balance sheets
48	Statement of total recognised gains and losses and Reconciliation of movements in shareholders’ funds
49	Consolidated cash flow statement
50	Reconciliation of net cash inflow/(outflow) to movement in net (debt)/funds and Analysis of net borrowings
51	Presentation of accounts and accounting policies
54	Notes to the accounts
93	Supplementary information for North American investors
99	Five year financial summary
104	Information for shareholders

Return to contents page
Review of the period
The business, its objectives and strategy

For ease of understanding this review focuses on relevant twelve month periods and therefore uses the figures for 2000, which are unaudited. The following terms are used throughout the review with the meaning shown in the definition given:

2002	12 months to 28 December 2002 (audited)
2001	12 months to 29 December 2001 (audited)
2000	12 months to 30 December 2000 (unaudited)
fifteen month period	15 months to 30 December 2000 (audited)

Corus was formed in October 1999 by the merger of the British Steel Group and the Hoogovens Group. It is the seventh largest steel producer in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU, is the most important market for Corus for both its steel and aluminium products, accounting for 80% of total turnover in 2002. Steel accounted for 87% of total turnover in the same period.

The Group produces steel by the basic oxygen steelmaking method at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Steel is also produced using the electric arc furnace method at two steelworks in the UK at Rotherham and Stocksbridge, and at one in the USA at Tuscaloosa. A number of the Group’s rolling mills and process lines are on the same sites as the steelworks, but the majority of operating sites do not have steelmaking facilities.

Corus produces primary aluminium in two smelters at Delfzijl in the Netherlands and Voerde in Germany. Aluminium rolling mills are located at Koblenz in Germany, Duffel in Belgium and Cap-de-la-Madeleine in Canada (60% owned). Aluminium extrusions operations are at three locations in Germany, one in Belgium and one in China (61% owned).

Corus has sales offices, stockholders and related parties in a number of markets for distribution and further processing. There is an extensive network in the EU, supported by various agency agreements. Outside the EU, Corus has an international marketing organisation with sales offices in over twenty countries supported by a world-wide trading network and a number of processing and service centres.

In 2002, about 60% of Corus crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Some 35% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal markets for the Group’s steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For aluminium, Corus is focused on customer specific products and has a low level of activity in the production of standard type products. Following the sale of the Group’s interest in Aluminerie Alouette, the production of own primary metal covered approximately 40% of the needs of the rolled and extruded products business. Principal products and markets of the Group’s aluminium rolled products business are aircraft plate, commercial plate for the transport and engineering sectors, and clad sheet and fins for the heat exchanger market (mainly automotive). The Group’s aluminium extrusions business produces speciality rods and hard alloy extrusions (mainly automotive), extrusions for the engineering and leisure industries, large extrusions for the railcoach and other transport industries, and industrial extrusions for the construction, transport and engineering industries.

Until July 2002, the EU steel industry was regulated by the rules of the ECSC, established in 1952 by the Treaty of Paris, and by the general rules of the European Commission (EC), established in 1958 by the Treaty of Rome. Following the expiry of the Treaty of Paris in July 2002, all steel products became subject to the Treaty of Rome, which is of indefinite duration. The EC is responsible for implementing the objectives of the Treaties.

Corus has a strategy focused around carbon steel, with the intention of:

•	ensuring that its European upstream steelmaking facilities are optimised by resolving the uncompetitive position of the facilities in the UK and securing a leading position for its IJmuiden site.
•	pursuing selective growth of downstream businesses.
•	identifying low cost steelmaking sourcing or ownership options, notably in developing markets.
Pursuit of this strategy has been constrained by the unexpectedly difficult economic environment faced since 2001.
Group financial results

Following the merger between British Steel and Hoogovens in October 1999, the year-end of the new Group was changed to December, in line with other companies in the industry. The first December year-end occurred in December 2000, at the end of the fifteen month period beginning in October 1999.

The de-consolidation of Avesta Sheffield with effect from 22 January 2001 distorts comparisons between 2001 and 2000, and between 2002 and 2001.

Return to contents page	4
Performance in the period

	2002	2001	Fifteen month period	2000

Turnover (£m)
UK	2,071	2,291	3,274	2,635
Rest of Europe	3,658	3,899	6,018	4,924
Rest of World	1,459	1,509	2,406	1,950

	7,188	7,699	11,698	9,509
Operating costs (£m)	7,634	8,084	12,854	10,542

Operating results (£m)	(446)	(385)	(1,156)	(1,033)

Deliveries (mt)
Carbon steel	16.6	16.9	23.1	18.5
Stainless steel	–	–	1.2	0.9
Aluminium	0.6	0.6	0.7	0.6

	17.2	17.5	25.0	20.0

Summary

Total Group turnover for the period was £7,188m (2001: £7,699m; 2000: £9,509m). Excluding the turnover of Avesta Sheffield in the comparative period of £80m, this was a reduction of 6% from 2001. This was due to a reduction in sales volumes in the carbon steel segment, particularly through distribution and further processing, and lower aluminium segment turnover linked to a decrease in LME (London Metal Exchange) prices for aluminium and lower primary aluminium deliveries.

Average revenue per tonne for the period of £332 was 1% lower than 2001 excluding stainless steel. However, the reduction was entirely related to the aluminium segment, which was affected by the fall in LME prices, with average revenue in the carbon steel segment showing little change. Turnover increased during the second half of 2002 as prices for carbon steel rose, totalling £3,612m in comparison with £3,576m in the first half.

The reduction in year on year turnover in 2002 followed a similar fall in 2001, which was 5% lower than 2000 excluding the effect of Avesta Sheffield, reflecting reductions in prices and sales volumes in the carbon steel segment of 2% and 9% respectively, partially offset by an increase of 6% in aluminium turnover.

Turnover for the fifteen month period was £11,698m with prices and sales volumes recovering in all segments in the first half of 2000. Turnover decreased in the second half of 2000 as a result of reduced sales volumes, particularly in the carbon steel segment.

As shown in the table above, the Group operating loss for 2002 was £446m (2001: £385m; 2000: £1,033m). The loss in the first half amounted to £207m, increasing to £239m in the second half. However, exceptional items in the operating result amounted to a net credit of £45m in the first half and a net charge of £98m in the second half. Excluding exceptional items the loss in the first half amounted to £252m, reducing to £141m in the second half, with a marked reduction in the loss arising in the carbon steel segment as European prices improved from their trough in the first quarter of 2002. The exceptional items in the first half mainly related to changes in cost estimates following the renegotiation and reappraisal of obligations for environmental and contractual liabilities for site closures, and for manpower productivity and restructuring programmes previously announced. In the second half the charge included accelerated depreciation of £89m to recognise an impairment to the value in use of fixed assets arising from the continuing losses and an impairment of goodwill of £20m in respect of the Group’s investment in Kienle & Spiess.

Return to contents page	5

The operating loss in 2001 was £385m and in 2002 was £446m. However, the underlying operating loss before exceptional items and stainless steel was £380m in 2001 and £393m in 2002. This underlying increase was largely attributable to the aluminium segment, where operating profit was reduced by £27m due primarily to the lower LME price for aluminium, and increases in energy and employment costs. On the same basis, the carbon steel segment improved however by £14m as a reduction of 5% in turnover was offset by benefits of restructuring and ongoing efficiency programmes.

Operating losses for 2001 and 2000 included net charges of £8m and £1,018m respectively in connection with items of an exceptional nature, these being predominantly provisions for redundancy and related costs, accelerated depreciation and other rationalisation costs. Excluding exceptional items and the effect of Avesta Sheffield, operating losses increased from £155m in 2000 to £380m in 2001. This underlying increase in the operating loss was due to the reduction in turnover through price and sales volume falls in the carbon steel segment. There was also an increase in raw material and consumable costs of 1% in spite of the volume reduction, with tightening supply in the coal market having a marked adverse effect. Other costs reduced with ongoing efficiency measures.

The operating loss for the fifteen month period was £1,156m, with provisions totalling £1,033m being the main contributory factor.

Operating costs in 2002 were £7,634m (2001: £8,084m; 2000: £10,542m) and included a net charge of £53m in respect of items of an exceptional nature (2001: £8m; 2000: £1,018m) and transaction costs of £23m, principally in respect of the intended aluminium sale and the terminated merger with CSN. The composition of the net charge in 2002 is explained above. Excluding exceptional items, operating costs reduced by 6% overall with carbon steel segment costs 5% lower in line with turnover and aluminium segment costs 10% lower compared with a turnover fall of 12%. As indicated above, aluminium costs were affected by increased energy and employment costs, the former affected by environmental levies.

In 2001, the net charge in respect of items of an exceptional nature consisted of a provision of £69m for redundancy and other rationalisation costs resulting from job losses announced on 1 February 2001 as part of cost reduction measures, and a release of provisions of £61m relating to prior year manpower reduction programmes and asset write downs after reappraisal of obligations and asset utilisation.

During the fifteen month period Corus undertook a strategic review of its UK carbon steel activities and restructuring measures were also announced on 1 February 2001. Provision for this restructuring was made in the fifteen month period, giving rise to total exceptional items of £1,033m, of which £1,018m was provided in 2000. Of the total, redundancy and related costs amounted to £202m, accelerated depreciation to recognise impairment to the value in use of fixed assets at those sites affected by reductions in operating capacity amounted to £590m, other fixed assets and investments were written off amounting to £111m, and there were other rationalisation costs of £130m.

On 8 November 2001 an explosion occurred in no. 5 blast furnace at Port Talbot, regrettably killing three employees and injuring others. The explosion made the furnace inoperable and plans were announced on 16 January 2002 to rebuild it at an estimated cost of £75m. The rebuild and the consequential losses associated with the furnace being out of operation are the subject of an insurance claim. The operating costs for 2001 were not materially affected by the incident but, in 2002, significant additional costs have been incurred, particularly in purchasing slab as a substitute for output lost from the furnace. These costs have been in part offset by insurance settlements agreed to date. The rebuilt furnace was relit on 2 January 2003 and formally opened by HRH The Prince of Wales on 3 February 2003.

With effect from 22 January 2001 the stainless steel business Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus share in AvestaPolarit was subsequently sold to Outokumpu on 1 July 2002. Consequently, in 2001 the share of results of joint ventures and associated undertakings increased sharply prior to falling in the second half of 2002 following the disposal of AvestaPolarit.

Return to contents page	6

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £21m for the period (2001: £12m; 2000: £2m). The share of results in the fifteen month period was £nil.

The profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £115m for the period (2001: £19m; 2000: £2m). The sale of the Corus share in AvestaPolarit resulted in a loss on disposal of £48m, including a goodwill transfer from reserves of £33m. Corus also sold its 20% interest in the Aluminerie Alouette aluminium smelter as part of the planned programme of disposal of its aluminium businesses in 2002, resulting in a profit on disposal of £60m. There was a profit of £96m on the disposal of fixed assets, which included £65m in respect of the ongoing insurance settlement related to the rebuilding of the Port Talbot no. 5 blast furnace. The profit on sale and disposal in the fifteen month period was £5m.

The Group’s net interest payable in 2002 of £92m (2001: £103m; 2000: £100m) reflected the net debt of £1,236m at 28 December 2002 (2001: £1,560m; 2000: £1,676m). The interest reduction in 2002 was due to reduction in the amount of net debt with the proceeds from the sales of AvestaPolarit and Aluminerie Alouette, as well as the debtor securitisation programme put in place. The reduction in net debt during 2001 was attributable to the deconsolidation of Avesta Sheffield, excluding which there was an increase of £29m. The Group’s net interest for the period comprised interest earned of £17m on average deposits and loans of £178m less interest incurred of £109m on average borrowings and leases of £1,759m. The net interest payable in the fifteen month period was £118m.

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £404m (2001: £462m; 2000: £1,135m) and the loss per share was 14.65p (2001: 13.42p; 2000: 30.19p). The loss before tax for the fifteen month period was £1,275m, giving a loss per share of 33.50p.

Capital expenditure amounted to £188m (2001: £166m; 2000: £308m) and included the expenditure on the Port Talbot no. 5 blast furnace referred to above, which accounted for the increase from 2001. The reduction between 2000 and 2001 reflected the deconsolidation of Avesta Sheffield and the completion of several major schemes in 2000, including the direct sheet plant in IJmuiden. The UK accounted for 43%, the Netherlands 33%, the rest of Europe 20% and North America 4% of capital expenditure. Capital expenditure is met by cash flow provided by operating activities, cash balances and borrowing facilities. The equivalent figure for the fifteen month period was £400m.

Carbon steel
Turnover, deliveries and prices

Turnover for the period was £6,231m compared with £6,534m in 2001. The reduction was due to a decrease in sales volumes of carbon steel products of 2% and a fall in distribution and further processing of 15%. Average revenue per tonne was £285 compared with £284 in 2001. Turnover in the first half of £3,076m compared to £3,155m in the second half, mainly reflecting an increase of 3% in average revenue as prices rose from their trough in the first quarter of 2002 and an increase in distribution and further processing of 8%. These increases were partially offset by 2% lower deliveries in the second half, which was affected by the preponderance of holiday shutdown periods in the late Summer and over Christmas.

The reduction in turnover between 2000 and 2001 from £7,016m to £6,534m was due to a decrease in average revenue and in sales volume of 2% and 9% respectively, partially offset by an increase in distribution and further processing.

Turnover for the fifteen month period was £8,725m.

UK market

UK market demand fell in 2002. Whilst demand from the construction sector grew in spite of the decline in industrial building, demand from other sectors declined significantly due to the steep fall in manufacturing brought about by the weak global economy and the strength of sterling.

Corus deliveries to the UK market totalled 5.9mt, of which 5.4mt were in the Group’s main carbon and engineering steel finished products. Deliveries in the first half were 3.0mt, reducing slightly to 2.9mt in the second half, reflecting the continuing difficult market conditions and holiday shutdown periods. The total for 2002 compared with 6.1mt in 2001. Estimated demand for the Group’s main carbon and engineering steel finished products at 10.7mt fell by 2% in 2002, having also fallen by 5% in 2001. The Group’s UK market share in 2002 remained unchanged at 50% (2001: 50%; 2000: 55%), although there was an improving trend through the year with market share at 52% in the second half. Market share in the fifteen month period was 55%.

Return to contents page	7
Other European markets

There has been no growth in demand from the EU steel consuming industries in 2002, with most sectors seeing declining output through the year. In addition, there were indications of significant downward adjustment in stocks by customers throughout the year and so steel demand fell by about 1.5%. However, against this background, supply remained in line with demand thus allowing some recovery in market prices in 2002. With some tentative signs of recovery in steel demand, the supply/demand balance was on an improving trend by the year end.

Deliveries in and to mainland Europe amounted to 8.1mt in the period, representing an increase of 2% from 2001, in spite of the reduction in demand. Deliveries in the first half were 4.1mt, falling slightly to 4.0mt in the second half.

Deliveries were 8.0mt in 2001; 9% down on 2000 levels partially reflecting a planned reduction in exports from the UK to mainland Europe identified at the time of the restructuring announcement, but also the fall in demand.

Other markets

The USA saw a modest recovery in demand through the first three quarters of 2002. In March 2002, Section 201 Safeguard measures were implemented (see ‘Global steel market’) and this action had the effect of restricting the supply of imports. Market prices subsequently rose sharply and, in doing so, encouraged new capacity start-ups and idled capacity restarts towards the end of the year, just as demand was weakening with the faltering recovery in the US economy. The supply/demand balance in this region consequently deteriorated towards the year end.

In Japan, domestic demand has been persistently weak. However, a growing export market, particularly in China and other Asian markets, resulted in an increase of 5% in Japanese steel production. China, and to a lesser extent the rest of the Far East, presents a much more positive picture. This country has seen continued strong growth in 2002, with GDP growing by 8%, largely fuelled by the construction sector. Although Chinese steel capacity and production is expanding at a similar rate to demand, a favourable supply/demand balance remains. Demand is sufficient to draw in some imports and suppress exports to other regions, helping the overall global supply/demand to remain relatively balanced.

Deliveries to markets outside Europe amounted to 2.6mt in the period, reduced from 2.8mt in 2001, reflecting the above factors. Deliveries in the first half were 1.3mt and remained unchanged in the second half.

Deliveries were 2.8mt in 2001; 6% down on 2000 levels reflecting the slowdown in demand and the planned reduction in exports from the UK referred to above.

Prices

Average revenue per tonne for the period amounted to £285 compared with £284 in 2001 following a reduction of 1% in 2001 compared with 2000. Average revenue in the first half amounted to £282 per tonne compared with £289 per tonne in the second half; the latter period benefiting from rising prices.

World market prices for steel products fell through 2001 to reach a trough around the end of the year and into the first quarter of 2002. This reflected a substantial weakening of steel demand in most of the world’s markets. Although world steel demand in total grew by 2% in 2001, this was due to a 23% surge in Chinese demand, largely met by an increase in their domestic production. Outside China, steel demand fell by 2.5%. Falling demand and falling prices pushed many steel producers into loss. The reaction was to cut production and close some surplus capacity that had emerged. As a result, although steel demand in 2002 hardly recovered outside China, which again grew by more than 20%, spot market prices began to recover. In the case of the USA, this price recovery was accentuated by the restrictions on imports imposed through the Section 201 Safeguard measures. All regions saw a significant improvement in market prices for steel products, although in the EU prices have so far failed to recover to the levels seen in the previous peak. Spot EU prices increased by 20% from the trough levels, whilst the corresponding increase in the USA was 30% and in developing Asian markets 40%.

Return to contents page	8

The extreme volatility in spot market prices is not, however, fully reflected in average revenues. The impact is diluted and lagged as a result of factors such as long term contracts, order backlogs, and the more stable pricing of quality extras and added value services. Nevertheless, world steel industry profitability showed improvement through 2002.

Continuation of the price improvement into 2003 will require recovery in steel demand. Although there are tentative signs of recovery, markets throughout the developed world remain weak. US prices have begun to fall back, in spite of continuing tariffs on imports, since the price levels achieved by the end of 2002 were sufficient to attract increased supply both from domestic producers and imports. Without growth in demand to absorb this increased supply, price weakness will continue. In the EU, prices continue to increase and are not yet sufficiently high to attract substantial increases in supply, but further increases may require some growth in demand in main European markets. Recovery in demand in North America and Europe in the latter part of 2003 will be more likely if there is a speedy resolution to the Iraq situation.

The average spot sterling to euro exchange rate during the period was €1.59 (2001: €1.61; 2000: €1.64) and represents a strengthening of sterling of 26% since 1996/97 and of 8% since 1999.

Operating costs

Operating costs for the period were £6,698m, which was 4% lower than in the previous year in spite of a high level of transaction costs in the period, and 5% lower before exceptional items. The reduction in operating costs was in line with the reduction in turnover and greater than the reduction in volume, reflecting the benefits of the restructuring programme in the UK and other ongoing efficiency measures. In particular, employment costs were reduced by 4% compared with 2001, in spite of wage rises in non-UK operations and depreciation fell by 9% following asset write downs and constrained capital expenditure.

As stated in the ‘Summary’ on page 6, following the explosion at Port Talbot, the rebuild and the consequential losses associated with the furnace being out of operation are the subject of an insurance claim. The operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying replacement slab, additional costs of processing bought in rather than manufactured slab, and additional costs of increasing throughput based on the remaining furnace at Port Talbot. In addition, the business suffered lost contribution during the period in which external slab supplies were being established, through delayed Russian supplies and from increased second choice material associated with purchased slab. These costs are largely covered by the insurance claim previously mentioned.

The principal raw materials in the carbon and engineering steelmaking process are iron ore and coal, purchased on international markets, and steel scrap. In the period, Corus imported approximately 22mt of iron ore and 10mt of coal, all through the four deep-water terminals servicing its integrated steelworks. Iron ore is imported principally from Australia, South America, Canada and South Africa. Coal, for conversion into coke and direct injection into blast furnaces, is imported predominantly from Australia, Canada and the USA. Corus bought all of its UK scrap requirements of some 0.9mt over the period in the UK, and some 0.6mt for its Dutch integrated plant predominantly from mainland Europe.

A networked supplies organisation, embedded in the businesses of the Group, continues to deliver benefits throughout Corus through a single face approach to the various procurement markets.

Dynamics of the business

In the period, European markets accounted for 83% of carbon steel products turnover of which the UK amounted to 35%. The principal factors influencing financial performance are, therefore, the economic climate in the UK and mainland Europe and exchange rate relativities, particularly sterling to the euro and the euro to the US dollar.

Steel is a capital intensive industry and changes in demand in one region often lead to a rapid change in geographical sales patterns as producers seek to maintain high capacity utilisation. As a result, changes in the global market for steel also influence the financial performance of Corus. These issues are considered below.

Return to contents page	9

Economic climate

In 2002, global economic growth picked up slightly from just over 2% to around 2.5%. Consequently, growth remained well below trend for the second consecutive year. Most economies in the developed world recovered from the post 11 September 2001 shock in the first half of the year, but failed to maintain momentum towards the end of 2002 as the effects of the steep declines in the stock market were felt. In particular business investment declined considerably in most countries.

In the USA, economic growth was erratic and amounted to 2.4% for the year as a whole. Developments in Europe were particularly disappointing; after some recovery from the trough reached in the final quarter of 2001, the economy expanded only marginally through 2002. As a result, economic growth decelerated further to below 1%, with the UK also decelerating slightly to 1.7%. The economy remained driven by private and public consumption. In contrast, exports and especially investment declined significantly due to the further erosion of profitability in the corporate sector.

In the emerging world, the eastern European economies slowed down due to weaker demand from western Europe, and Latin America suffered from country specific problems and economic activity declined slightly. The only bright spot in the global economy was Asia which saw economic growth in most economies accelerate markedly.

Exchange rates

Exchange rates remain very important to the competitiveness and results of Corus, in particular the value of sterling against the euro. With 83% of carbon steel products turnover accounted for by sales in Europe, this exchange rate is of major importance to sales revenues. Turnover in other export markets and major supplies purchases, including iron ore and coal, are mainly influenced by the US dollar.

In general, a substantial strengthening of sterling adversely affects results in three ways. Firstly, it directly reduces export revenues from the UK. This exposure is hedged by forward currency sales to the extent of the Group’s contractual commitments, but such hedge is effective for only that defined time. Secondly, it improves the relative competitiveness of steel producers in countries with weaker currencies enabling them to discount prices in the UK market. It is not practicable perpetually to hedge this competitive exposure. Thirdly, it exposes UK customers to similar pressures leading to a reduction in demand for steel in the UK.

Global steel market

As previously stated, steel producers seek to maintain high capacity utilisation. If demand levels in one region of the world are not sufficient to sustain this utilisation, producers tend to increase sales to other regions to achieve desired outputs. There is a well developed international trade in steel that facilitates rapid changes in trading levels, leading to an equally rapid movement in price levels.

The global steel demand picture is polarised between stagnant markets in Europe, North America and Japan, and growing markets elsewhere in the Far East. In the world, excluding the latter region, demand remained largely flat through 2002, having reached a trough at the end of 2001. In regions of static demand, production restraint and, in the case of North America, idling of plant associated with a number of domestic producers entering Chapter 11, has combined with demand in China to help the global supply and demand move to a more balanced position. This has allowed the oversupply situation that developed in 2001 to be partially corrected.

Clearly the global picture is heavily influenced by China. Chinese production was reported to have increased in 2002 by 31mt (20%) from the level in 2001, with demand increasing at a similar rate. These figures may include an element of double counting and accumulation of stocks and, hence, may overstate the real strength of the market. Consequently the following analysis excludes Chinese production, capacity and demand.

Effective world steel capacity fell by 15mt in 2002 to 831mt. Crude steel production rose by 22mt and thus utilisation of effective capacity improved from 82% to 87%. Corus estimates that there is an excess of around 111mt of effective overall industry capacity, of which around 11mt is in the EU, compared with an estimated 14mt in 2001. The improvements in the utilisation of capacity were supportive of steel price increases in most regions through the year.

Return to contents page	10

In July 2001, the US Administration launched a Section 201 Safeguard investigation against steel imports. As a result of this investigation, in March 2002 the US President announced his decision to impose a range of tariffs of between 8% and 30% on US imports of a number of steel products, and a system of quotas and tariffs on slab products. Imports from most developing countries were exempted from the measures. These restrictions are due to remain in force for three years. A mid-term review of the Section 201 measures is set to be concluded by September 2003.

The US authorities implemented an exclusions process to enable suppliers and their US customers to seek exclusions from the Section 201 measures for material unable to be adequately sourced from domestic US sources. Corus participated in this process, supported by the UK and Netherlands governments, and the European Commission. The process was formally closed in August 2002, by which time Corus (or its customers) had secured exclusions equating to approximately 30% of Corus’ US sales originally subject to the Section 201 measures. A further exclusions process commenced in November 2002 and Corus is seeking to secure further product exclusions.

The sharp price rises that have been experienced in some product areas in the USA have helped to mitigate the effects of the additional duties. In combination with products not subject to Section 201 and the additional product exclusions secured, this means that the Section 201 measures have to date had only a generally limited impact on Corus sales to the USA.

The European Commission, together with Japan and a number of other countries, has initiated a complaint in respect of the Section 201 measures through the World Trade Organisation, which is due to release their initial findings in April 2003.

To ensure that the European steel market did not suffer from material displaced from the USA due to Section 201 measures, the European Commission launched its own safeguards investigation in March 2002. This action has ensured that the EU market has remained open, but has prevented any import surge.

A number of other countries have also started safeguards investigation and/or imposed measures. Underlying these trade disputes has been the need to tackle the root causes of the problems of the world steel industry, which are generally considered to be excess inefficient capacity and subsidies. An initiative launched through the OECD to tackle such problems has been a positive development and received industry support, but progress has been slow to date.

Investment

Major capital projects
Completed in the period	Capital cost £m	Completion date

Scunthorpe – bloom caster enhancement	7	Apr 02
IJmuiden – reline no. 6 blast furnace	38	May 02
IJmuiden – relocation of double reduction mill	7	Jul 02
Trostre – reconfiguration of electrolytic tinning line	9	Jul 02

In progress at end December 2002

IJmuiden – refurbish slabyard cranes and track	6	Mar 03
Port Talbot – rebuild no. 5 blast furnace	65	Jan 03
Port Talbot – cold mill link remotoring stands	6	Aug 03
IJmuiden – reline of no. 7 blast furnace	55	Dec 05

Capital expenditure in 2002 amounted to £158m (2001: £126m). The focus of expenditure was on essential replacements to maintain the activities of the business and to meet safety, environmental and related obligations. Nevertheless, major projects in progress or completed during the period included the rebuilding of Port Talbot no. 5 blast furnace, which is the subject of an insurance claim, and the relining of IJmuiden no. 6 and no. 7 blast furnaces.

After a campaign life of 15 years (32mt), the IJmuiden no. 6 blast furnace reline was successfully completed in May 2002. Since the furnace was relit it has achieved record outputs.

The rebuild of Port Talbot no. 5 blast furnace was announced on 16 January 2002 following the explosion that destroyed the furnace in November 2001, and the rebuilt furnace was lit less than a year later on 2 January 2003, the work having been completed within time and budget. Furnace construction was based on the design of the other furnace at Port Talbot, which helped the rapid rebuild, as did the re-use of some equipment available from the Llanwern site. The furnace start up went well with usable iron produced within three days and full output expected to be achieved by the end of March 2003.

Return to contents page	11

Preparation has also commenced for the reline of IJmuiden no. 7 blast furnace. The furnace was last relined in 1991 and has been in continuous operation since then. Several preliminary projects will be undertaken prior to the main reline, which is scheduled to take place in 2005. The project comprises the reline of the furnace and associated work on the bottom and hearth refractories, and the installation of a new hearth cooling system.

Other major schemes successfully completed in the year were the reconfiguration of an electrolytic tinning line at Trostre, South Wales following the closure of Ebbw Vale works and the transfer of a double reduction cold rolling mill to IJmuiden, and the enhancement of a bloom caster at Scunthorpe.

Stainless steel

On 22 January 2001 a merger was completed between Outokumpu Steel and Avesta Sheffield creating AvestaPolarit, one of the world’s largest stainless steel producers. From that date, Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus holding in Avesta Sheffield prior to the merger was 51%. The Corus holding of the new associated undertaking was 23.2%. On 1 July 2002 Corus sold its stake in AvestaPolarit to Outokumpu severing its interest in the stainless segment.

Aluminium
Turnover, deliveries and prices

Turnover for the period was £957m compared with £1,085m in 2001, a decrease of 12%. This was closely linked to the decrease in LME prices for aluminium discussed below, together with lower aluminium trading activity by Corus.

Total deliveries reduced by 10% from 0.62mt in 2001 to 0.56mt in 2002, entirely associated with a reduced level of aluminium trading activity. In spite of a weak global and European economic environment, particularly in Germany, deliveries excluding trading activities remained unchanged from 2001 at 0.51mt. The global slowdown in the aircraft market had only a minor impact and was more than offset by an increase in sales volume of automotive products (35%) and of products for the heat exchanger industry (11%). Extruded products deliveries reduced by 2%, with the market for industrial extrusions affected by the slowdown in the European economy, particularly Germany. This was partially offset by growth in the project business. Deliveries to external customers from the primary aluminium operations remained largely unchanged from 2001 at 0.09mt.

There was a decrease in turnover of 9% between the first and second half of 2002, mainly reflecting the seasonal effect of customer shutdowns in the Summer and over Christmas. In addition, the delayed start up of the hot mill at Duffel in August 2002 referred to below gave rise to a reduction in volume.

Turnover in 2001 was 6% higher than in 2000 largely due to an increase in average revenue per tonne of 9%, excluding aluminium trading activity.

Turnover in the fifteen month period amounted to £1,227m.

European markets

Demand for rolled and extruded products in Europe recovered in the first half of 2002 from the low levels reached in the second half of 2001. However, the upward momentum could not be sustained in the second half of the year, and demand increased only modestly in the year as a whole, after a decline of almost 4% in 2001. Demand for rolled products generally developed more positively than demand for extrusions, but both markets weakened towards the end of 2002.

Deliveries to European markets amounted to 0.44mt in the period compared with 0.51mt in 2001, mainly due to lower trading activities.

Deliveries in 2001 were 9% up on 2000 levels. The increase was largely associated with aluminium trading activity but growth was realised in primary, automotive and aircraft products, offset by lower sales in commercial plate and sheet, and in industrial extrusions.

Return to contents page	12

Other markets

In the USA, demand for aluminium rolled and extruded products recovered from depressed levels. However, after a significant recovery in the first half of the year, demand failed to make much further progress. On balance, growth in demand remained limited to about 4% to 5%, after a decline of 15% in 2001.

Deliveries to markets outside Europe amounted to 0.12mt in the period compared with 0.11mt in 2001.

2001 deliveries compared with 0.12mt in 2000. Significant growth was realised in sales of heat exchanger fins in North America and of aircraft plate world-wide, while sales of commodity products decreased.

Prices

Average revenue per tonne amounted to £1,708 compared with £1,747 for 2001, a decrease of only 2%, with the effect of reduced trading activities partially offsetting the significant decrease in the LME price of aluminium. Excluding trading activities, the average revenue per tonne in 2002 amounted to £1,790, a decrease of 7% from 2001. This decrease is mainly linked to the lower LME price for aluminium, partly offset by a movement towards higher added value products such as automotive body sheet. Pressure on margins was evident in most areas following the weak global economic situation in Europe and North America.

Between the first and second half of 2002, the average revenue per tonne decreased slightly from £1,718 to £1,699, also influenced by the fall in LME aluminium prices and the strengthening of sterling against the US dollar. The comparative figure for 2000 was £1,760.

Pricing of aluminium products is heavily influenced by the price of metal traded on the LME in US dollars, and the euro/US dollar exchange rate. In the period the underlying LME price for Corus averaged $1,360/tonne, which compared with $1,500/tonne in 2001 and $1,569/tonne in 2000. On the same basis, the first half averaged $1,366/tonne with the second half at $1,353/tonne. The fall in metal price was exacerbated by the strengthening of sterling against the US dollar in the second half of 2002. Combining the metal price and exchange rate movement gave a fall of 13% between 2001 and 2002 in the underlying sterling price of aluminium.

The continuing decrease of aluminium metal price in US dollar terms reflected an excess of world-wide aluminium supply over consumption, which gave rise to an increase in aluminium stock levels over the year.

Operating costs

Operating costs were £936m compared with £1,027m in 2001. The reduction was due to the lower metal price and lower trading activity, which was partly offset by an increase in employment costs, including the effect of manning up a new continuous annealing line at Duffel. On a per tonne basis the cost remained broadly unchanged, the lower LME price effect being offset by the impact of a reduced volume of trading activity and an increased proportion of higher added value products. Total costs pre-exceptional items decreased by 6% between the first and second half of 2002, also as a result of lower metal prices and reduced volumes, partly offset by higher employment costs.

Operating costs for 2001 were 10% higher than 2000 reflecting purchase price changes on material and energy costs that are linked to the LME, together with an increase in environ-mental levies on energy supplies.

The raw material requirements for the aluminium businesses of Corus are met partly by importing alumina for production of primary aluminium and partly by buying additional primary aluminium, slabs and aluminium scrap.

Dynamics of the business

In the period, European markets accounted for 75% of aluminium segment turnover. Corus manufactures predominantly in Europe, which is also the main market for most of its aluminium products. High added value products such as aircraft plate, brazing sheet and speciality extrusions are also sold world-wide. The principal factors influencing financial performance are demand levels for rolled and extruded products, the LME price of metal for primary operations, sterling/US dollar exchange rate and the operational performance of plants.

Demand

Demand for primary aluminium in the western world developed strongly through 2002 and rose by about 5% compared with a similar fall in 2001. Supply increased at about the same pace and the market remained in surplus, just as in 2001. Both production at western smelters and net imports from the former eastern bloc and China increased. Consequently, market conditions remained over-supplied and the average 3-months quotation on the LME fell from $1,455 to $1,365 per tonne.

Return to contents page	13

LME price

Aluminium ingots for further processing are widely traded on the LME, providing fully transparent pricing for world-wide trading. Aluminium is traded on the LME in US dollars, with prices normally quoted for delivery three months ahead. As LME pricing increases then profitability of the business tends to increase.

The revenue of the primary smelters is directly linked to the LME, but their input costs are only partly related. These units, therefore, experience a change in profitability in direct relationship to the movement in the LME. In contrast, the rolled and extruded products businesses experience swings in their material costs in line with the LME movement. However, this is largely passed through into revenue by operation of the commercial customer terms unless the metal price is fixed by hedges for long term contracts.

Exchange rates

Aluminium is traded world-wide in US dollars. Weakness of the euro against the US dollar leads to increased selling prices for the business, and margin improvements in the primary end where costs of production are only partly influenced by the US dollar movement against the euro.

Operational performance

The hot mill in Duffel experienced a delay in its restart following a major revamp in August 2002. In spite of overtime being introduced during the remainder of the year, it was not possible to avoid sales being substantially affected. However, elsewhere significant improvements were achieved across the segment in various areas, including productivity, metal yield and safety performance.

Investment

Major capital projects
Completed in the period	Capital cost £m	Completion date

Duffell – continuous annealing line for aluminium	35	Dec 02

In progress at end December 2002

Duffel – modernisation of drive regulation at hot mill	4	Jun 03
Duffel – revamp of cast house	4	Dec 03
Delfzijl – two additional rectifiers	3	Oct 03

Capital expenditure in 2002 amounted to £30m (2001: £38m). The new continuous annealing line at Duffel was successfully commissioned in 2002 and will enable the site to supply up to 60kt per annum of automotive body sheet to the automotive industry. Smaller schemes for a preheat furnace for wide slabs and a processing centre for wide aircraft sheet in Koblenz were also completed in the first half of 2002.

Expenditure on new schemes was focused on essential replacements to maintain the activities of the business and to meet safety and environmental obligations. The principal projects approved were modernisation of drive regulation on the hot mill at Duffel, expenditure on the casthouse at Duffel to increase capacity and improve productivity, and two new rectifiers for the smelter at Delfzijl.

People

Most regrettably two fatal accidents occurred across the Group in 2002, both at Scunthorpe. All serious accidents are cause for the greatest concern, and are thoroughly investigated and result in recommendations being made to prevent a recurrence. A thorough and wide-ranging internal enquiry has been conducted in connection with the blast furnace explosion at Port Talbot in November 2001, and the conclusions and recommendations are being considered by an internal Panel of Enquiry. The external enquiry was initially led by the police but is now conducted by the Health & Safety Executive and is expected to take some considerable time to conclude.

The Executive committee is leading the Group to improve safety performance and, during 2002, a reduction of 25% in serious accidents as measured by lost time injury frequency rates has been achieved. Over the coming years the Executive will continue to ensure that health and safety is treated as a priority issue by managers and employees at all sites.

Return to contents page	14

At the end of December 2001 the number of employees in the Group was 52,700. This reduced to 50,900 at the end of December 2002. The net reduction of 1,800 reflected the continuation of the Group’s restructuring programme and productivity improvements. In the review period, UK manning levels declined from 26,700 to 25,400, in the Netherlands from 12,200 to 11,800, and in Germany from 6,600 to 6,300.

The average number employed by the Group for the period was 51,600 including 25,900 in the UK, 11,900 in the Netherlands and 6,450 in Germany. This compared with 55,600 overall in 2001 and 64,700 in the fifteen month period.

For the first time, Corus applied a fully international approach to reviewing pay and conditions, seeking below inflation settlements across the Group. This approach resulted in no review being held for Group Senior Managers, a zero award strategy being adopted for all UK employees and a settlement being made below inflation for the main negotiating group in the Netherlands. Some settlements flowing from industry sector negotiations were marginally higher than inflation, although in most cases productivity improvements were achieved offsetting additional costs.

In addition to the two European Works Council meetings scheduled in 2002 a further two special meetings were held to discuss developments in the now terminated merger discussions with CSN. A detailed employee brief was circulated for local consultation, following each meeting.

Notwithstanding the ongoing restructuring programme in the UK and some differences of opinion with the Dutch and German Works Council bodies, particularly over the sale of the aluminium businesses, general relationships between management and the trade unions and works councils internationally are very good. This can be evidenced by the fact that major closure and restructuring programmes have been undertaken following full consultation with those involved and there has been no industrial action or reduction in performance levels leading up to closures. Negotiations on pay and conditions matters are generally held in a constructive atmosphere.

The British Steel Pension Scheme is the main UK pension scheme of the Group. It is a defined benefit scheme and members contribute at the rate of 5% of pensionable earnings. Since 1 October 1999, the Company has contributed at the rate of 2% of pensionable earnings to the Main Section of the Scheme, supported by past service actuarial surplus, and 11.6% to the Acquisition Section. Following the triennial actuarial valuation as at 31 March 2002, the Actuary has certified that the Company contributions to meet the cost of future service benefits should be 0% in the Main Section and 12.3% in the Acquisition Section, with effect from 1 April 2003, subject to review at future actuarial valuations. The next formal valuation of the Scheme is scheduled to be undertaken as at 31 March 2005. The main features of the 2002 valuation of the Scheme and information about other UK pension schemes operated within the Group are provided in Note 32 to the Accounts.

As part of a long term pensions review of other UK pension schemes within the Group, active members of the Corus Engineering Steels Pension Scheme and the Firsteel Group Pension Scheme are being offered membership of the Acquisition Section of the British Steel Pension Scheme for future service, with effect from 1 April 2003.

The Stichting Pensioenfonds Hoogovens (‘SPH’) scheme is the principal pension scheme of the Group in the Netherlands. It is a defined benefit scheme and contributions in 2002, which can vary according to the funding ratio of the Scheme, stood at 5% from the Company and 3% from members relative to gross earnings. Further information about the SPH scheme is provided in Note 32 to the Accounts.

In keeping with a new policy statement approved by the Group’s Executive during 2002 giving renewed commitment to education, training and development, Corus invested around £50m in these activities in spite of the very difficult economic conditions.

Environment and the community

Care for the community is an essential element of the Group’s business and Corus continues to seek to reduce the effects of its production processes on the environment. Continuous process and product development give customers new, better, stronger and lighter products with improved environmental performance. Demonstrating this commitment Corus won, for the second successive year, a major commendation in the UK Business Commitment to the Environment Awards for 2002, with a new sealed sheet piling system called Hydrobarrier developed for use in the containment and management of contaminated land.

Return to contents page	15

In addition, following the annual review of the Dow Jones Sustainability Indices, which included an assessment of Corus corporate sustainability performance, the Company maintained its high position within the European Index (basic resources sector) and is the highest ranking European steel/aluminium manufacturer. Corus was also included in the FTSE4 Good (social responsibility) Index for the first time in 2002.

Regeneration of sites of former operations at Bryngwyn, Ebbw Vale and part of Llanwern is continuing with a view to developing and bringing back into economic use these brownfield sites. All environmental investigation work for the pre-development phase is now complete and site condition reports have been prepared for potential developers.

From April 2001, the UK government imposed a tax on the business use of energy. Corus has signed a negotiated agreement with the UK government allowing Corus to claim an 80% reduction in the amount of such tax up to the end of 2002. To receive the 80% reduction for the 2003 and 2004 periods, Corus will have to prove that it met certain energy efficiency targets in the milestone year of 2002. The agreement allows for a variation of the already agreed 2002 and future targets if, in the milestone year, throughput falls below 90% of the level of 1999. This variation has been triggered for 2002 and negotiations continue with the UK government to ensure Corus can continue to receive the 80% reduction. The reduction is worth approximately £28m per annum to Corus.

Minimising and managing risk are important components of the management systems within Corus. Potential risks are identified through techniques such as environmental auditing, ‘near miss’ reporting and formal risk assessments. Nevertheless, with the complex nature of the operations in Corus there have been incidents that have resulted in three prosecutions in 2002 against the Group. Such incidents are regrettable and Corus continues to review its procedures in order to minimise the likelihood of recurrence.

In the twelve months to October 2002, Corus made gross contributions to environmental bodies under the landfill tax credit scheme of nearly £400,000. Donations were made, amongst others, to Arena Network in Wales, the South Yorkshire Forest Trust and to various local projects around the UK.

Corus will publish its first combined Health, Safety and Environmental Report in July 2003 detailing the performance and progress made in 2002. The present Environment Report is available by viewing the Group’s website on www.corusgroup.com

Technology

In line with the Group’s objective to strengthen its position in profitable markets, Corus continues its efforts to develop new and improve existing products for specific markets. Joint developments with key customers in selected markets are continuing and should result in products tailored to market requirements. Net expenditure on research and development in 2002 amounted to £65m (2001: £60m).

Corus continues to strive to enhance the competitive position of its businesses by executing projects that allow them to supply value-added products and services to customers, and to apply cost effective process technology. To achieve optimum results, Corus continually strengthens its collaborative research with its customers and their customers, and with suppliers of other materials, as well as with specialised research institutes. This approach allows integrated solutions to be offered to customers in core markets.

Corus is also collaborating with other steel companies wherever this is beneficial to both partners. For example, an agreement with Sumitomo Metals has the objective of collaborating in areas such as developments for the automotive market. Details have been worked out through 2002 and include product development such as high strength steel and lead-free low carbon free-cutting steel, as well as the mutual exchange and implementation of plant practices.

In 2002 measures to raise the efficiency of technology development by concentrating the UK R&D activities resulted in the closure of the Welsh Technology Centre at the end of the year. Application research is now concentrated at the Swinden Technology Centre in the UK and the IJmuiden Technology Centre in the Netherlands. Plans for a new technology centre in the UK, as announced in 2000, have been reviewed and the centre is expected to become operational in 2005.

Return to contents page	16

In 2002, new or improved products were launched for a variety of markets, some of which are discussed below.

In response to the trend in bridge building to increase spans and reduce construction time, a new ultra high carbon steel grade with over 10% higher strength than the material currently used for bridgewire in suspension bridge main cables has been developed. Other potential applications that will benefit from this are deep water mooring cables for the offshore industry and roof bolting strands for the construction industry.

In April 2002, the result of a three-year international collaborative project to develop modular systems for residential building, known as FutureHome, was exhibited at the IJmuiden Technology Centre and generated interest from architects and construction engineers in several European countries. As well as the development of design aids, the project involved erecting a prototype of a modular house using a variety of metals, including a Kal-Zip roof section with integrated solar cells.

A major success in marketing Corus’ Kal-Zip roofing system was achieved early in 2002, with an order for the new international airport of Guanghzou in China, one of the largest single orders for this material ever received. Both terminal buildings and the ten spurs of the airport will be roofed with Kal-Zip.

Another high added value product for the construction market that is gaining increasing attention because of its unique combination of properties is Colorcoat Celestia. This is a metallic-finish cladding steel that combines the aesthetic effects of a metallic finish with high durability obtained by applying a high-performance plastisol coating to a hot-dip zinc coated substrate.

Similarly, Assure was launched in 2002 aimed at applications where good hygiene is critical, such as medical environments and the food industry. This material has been developed in collaboration with a leading antibacterial protection firm Microban International Ltd. Assure is a prefinished metal product that contains an active component, locked within the paint or laminate coating, that impedes the growth of harmful bacteria. Since the component is distributed throughout the coating, the antibacterial protection properties remain even when the top coating is damaged, while the material retains all other advantageous properties of prefinished metals.

Major advances have been made in the development of aluminium sheet for automotive applications. Production of sheet material of the Innerlite and Superlite types, for inner and outer car body panels respectively, commenced at the Duffel plant (Belgium), where the new continuous annealing line with pre-treatment became operational in 2002. Alloy development continued to further improve the properties of these materials and to introduce new materials such as the new aluminium-magnesium alloy TempliteTM, with higher strength and better anti-corrosion properties compared to existing alternatives.

In the packaging area, collaborative projects with customers are ongoing in order to further reduce the thickness of beer and beverage cans with a view to reducing the amount of material used, and complying with the trend in the packaging industry.

For cost efficiency reasons, production facilities for beer and beverage cans generally have a very high capacity. Setting up such production lines in emerging markets can, therefore, be uneconomic, leading to loss of markets to competing materials. Using Corus’ new polymer coated material, Protact®, for two-piece beverage cans may make it economic to set up small-scale production facilities in such emerging markets, because no lacquering and curing facilities are required, reducing capital cost. A patent application has been filed for a new wall-ironing concept developed for making two-piece Protact beverage cans.

Polymer coated material can also be applied to advantage in food packaging. In 2002, the first commercial orders were received for a tapered can for the packaging of fresh fish. This followed extensive laboratory work in collaboration with customers. Another example of a food container where using polymer coated packaging steel can be advantageous is the quarter club fish pack, for which Corus has developed a variant with an easy peel-off lid.

Return to contents page	17

In the steel processing area, developments are continuing to increase the efficiency of steelmaking operations and the productivity of Corus plants. A major achievement in this field has been the successful implementation of a package of measures to increase the steelmaking capacity of IJmuiden to 6.5mt per annum. These included the installation of additional equipment and changes in operating practices. The latter measures led to a dramatic increase in availability of steel converters, with the life of their refractory lining having almost doubled since 2000. Structures have been established within Corus to identify best practice and apply these throughout the Group.

The strategy for information technology (IT) is to invest in projects that provide significant benefits to customers, suppliers and employees. The corporate IT infrastructure is delivered to business units in a cost effective stable form which allows for the development of business based IT systems aligned to the corporate IT strategy. Significant effort has been applied to improving security in the IT infrastructure to enable safe e-commerce, and to allow mobile and remote usage. Digital business developments are focused on customer and supply chain to provide better links to key business partners.

Business risk management

The risk management review process has evolved in the Group over the years and has been adapted to ensure compliance with the corporate governance requirements set out in the ‘Internal Control Guidance for Directors on the Combined Code’. Based on this approach, a full assessment of business risk, its potential impact, and the adequacy of prevention, monitoring and modification practices adopted to manage the risk is undertaken annually, with periodic updates as detailed below. This is normally conducted at the end of the third quarter in each year and is reported to the Executive committee, Audit committee and Board. Executive directors, managing directors and functional heads undertake the assessment of the principal risk areas and related risk management practices for the Group. Executive directors are responsible for assessing strategic risk and managing directors are responsible for assessing operational risk, and for ongoing monitoring and adequacy of related control procedures. Functional heads advise on specific functional issues.

Monthly reports are made to the Executive committee dealing with significant changes in risk and controls in the period. Regular detailed reports are also made to the Executive committee on a quarterly basis concerning risk, and associated control and monitoring procedures. The results of these reports are reported to the Audit committee and the Board.

In parallel with the risk management review process, a business continuity program has been running for fifteen months, with business units and functions having written continuity plans in place. Site planning and testing, and independent certification form part of the ongoing program, which is linked to the risk management, insurance and audit programs to provide a comprehensive picture of plans to manage business risk.

To reduce its exposure to catastrophe losses, Corus uses insurance, part of which is arranged through wholly owned subsidiaries, Crucible and HVM, which reinsure catastrophe risks with the external insurance market. The net book value of investments held by Crucible and HVM at the end of December 2002 was £48m (2001: £42m; 2000: £40m).

Economic and monetary union (EMU) and the euro

On 1 January 1999 the rates of conversion between the euro and the currencies of participating countries in EMU were irrevocably fixed, and the euro became a currency in its own right. The national currencies within the euro-zone were no longer economically independent but became denominations of the euro with fixed rates of exchange. In all cases, Corus businesses located in the euro-zone have complied with legislation to replace national currencies with the euro by 1 January 2002. The actual changeover to the euro occurred on 1 January 2002 without any material problems arising within the Group.

Businesses located in the UK and in other European countries outside the euro-zone are currently capable of undertaking transactions in the euro, like any other foreign currency. As regards businesses located in the UK, until the position of UK entry to the euro-zone becomes clearer, the Company will refrain from undertaking the investment in computer systems necessary to convert base currency to the euro.

Return to contents page	18
Acquisitions and disposals

In March 2002 Corus announced that, following a reappraisal of its position in the global aluminium industry, it was to offer its aluminium businesses for sale. On 16 August 2002, Corus announced that it had agreed to sell its 20% interest in the Aluminerie Alouette smelter to Alcan for US$165m (approximately £107m) in cash, with a consideration for working capital on completion. The transaction was completed on 17 September 2002. On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney SA for £861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. On 11 March 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure is available to resolve the issue in time for the sale to proceed, Corus accepts the Court’s decision as final. Pechiney has been informed that Corus will not now proceed with the sale and, as a result, a break fee of €20m is payable to Pechiney.

On 1 July 2002 Corus announced the disposal of its 23.2% stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 per share in cash plus €25m in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu entered into in connection with the formation of AvestaPolarit in January 2001. The total proceeds amounted to approximately €555m (approximately £356m).

On 17 July 2002 Corus announced that its Board and that of Companhia Siderurgica Nacional (CSN) had reached agreement in principle on the terms of a proposed merger of the two companies. Non-binding Heads of Agreement were entered into by Corus and CSN. The proposed merger was subject to a number of conditions and the Corus Board continued to monitor the situation as the work on the merger progressed. In spite of the strong strategic rationale for the merger as seen by Corus, the Board announced on 13 November 2002 that it had decided to terminate the proposed transaction. Ongoing uncertainties in the global business environment and the financial markets led the Board to conclude that the transaction could not be completed as envisaged in the foreseeable future.

On 28 March 2002, Corus sold its stake in a joint venture company, Galtec NV, to Sidmar for proceeds of £12m.

On 21 August 2002, Corus announced the acquisition of Erik Olsson and Söner of Sweden, a profiler of steel sheets for roofing and a supplier of pre-engineered industrial and agricultural buildings, for £9m.

On 6 November 2002, Corus announced its intention to acquire 100% of the equity of Precoat International plc, one of the leading independent precoated steel service centres in the UK. The recommended cash offer was 88p per share, valuing the issued share capital of Precoat at approximately £7m. The offer represented a premium of 35.4% over the closing price of Precoat’s shares on 5 November 2002. The offer was declared unconditional as to acceptances on 6 December 2002 and the purchase was completed on 27 December 2002 following acceptance by Precoat’s shareholders and regulatory consents.

During the period, the trade and assets of the Group’s 25% US joint venture Trico Steel LLC was sold to Nucor Corporation. Prior to this, Trico had filed for Chapter 11 protection from creditors and was fully provided against at December 2000.

Accounting policies

Details of the main accounting policies used by the Group appear on pages 51 to 53. The financial statements to 28 December 2002 have been produced in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items. See under ‘Supplementary information for North American investors’ on pages 93 to 98.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus related to the basis of preparation of the financial statements, tangible fixed assets, deferred tax and the value of provisions created in 2000 for redundancy, rationalisation and other related costs following the strategic review of UK carbon steel activities (as discussed in the ‘Summary’ on page 6).

Return to contents page	19

The financial statements have been prepared on a going concern basis. However, the Group currently has bank facilities in place only until 30 January 2004 and is in discussion with its bankers regarding a new three year facility. More detail on this issue is provided on page 51 ‘Basis of preparation’.

A significant part of the capital employed by the Group is invested in tangible fixed assets and an estimate must be made of the effective life applied to each category of assets. The estimates made are based on a number of factors including the accumulated experience of effective asset lives from historic business operations. This in turn determines the annual depreciation charge, which has an impact on earnings. Also, where appropriate, the carrying values of fixed assets are reviewed for impairment by reference to their value in use. This value is determined based on discounted cash flows using a pre-tax discount rate of 9.5%.

Deferred tax is accounted for under FRS 19 ‘Deferred Tax’, which was adopted by the Group from 1 January 2001, when comparative figures for prior periods were restated to reflect the impact of FRS 19. Deferred tax assets amounting to £137m have been recognised in the balance sheet at 28 December 2002. The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total losses with a value of £1,390m, of which £831m are UK losses.

The requirement for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis in accordance with FRS 12 ‘Provisions, Contingent Liabilities and Contingent Assets’. Amounts recognised as a provision are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However one standard, FRS 17 ‘Retirement Benefits’, was issued during November 2000.

The full requirements of FRS 17 do not need to be met until accounting periods beginning on or after 1 January 2005 (delayed from 22 June 2003 under the original ASB proposals). The required transitional disclosures have, however, been made from the financial year 2001. FRS 17 requires any surplus or deficit on the Group’s pension schemes to be recognised in the balance sheet. The two principal pension schemes Corus operates remain in surplus, which will result in an additional asset being recognised. At 28 December 2002, Corus estimates this asset to be £68m after taking account of an estimated deferred tax liability of £20m. It should be noted that each scheme’s ongoing funding arrangements, in place to meet their long term pension liabilities, are governed by scheme documentation and national legislation, and not the FRS 17 disclosure requirements or other accounting standards.

UK law allows companies to have a reporting period of over twelve months. Under US reporting a period should not be longer than twelve months. However, where a company’s local requirements allow an extended period, application can be made to the Securities and Exchange Commission (‘SEC’) to file accounts with a period in excess of one year. Corus obtained this dispensation from the SEC in respect of the fifteen month period upon the agreement that unaudited twelve months and three months period information for the profit and loss account would be included in the financial statements.

On 18 April 2002, Corus launched a securitisation programme in the UK under which it may from time to time offer to assign all of its rights, title and interest in certain eligible trade receivables to a third party financing vehicle, which funds the cash purchase price of any original receivables ultimately in the US commercial paper markets. That purchase price takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period. Under FRS 5 ‘Reporting the Substance of Transactions’ the proceeds from the securitisation have been offset against the securitised trade receivables in a linked presentation. Thus, included within debtors due within one year are the amounts stated opposite.

Return to contents page	20

The Group is not obliged, and does not intend, to support any losses arising from securitised receivables. Broadly, in the event of default in payment by a debtor of a particular eligible securitised receivable, the providers of the finance under the securitisation will seek repayment, as to both principal and interest, only from receipts in respect of the remainder of the securitised receivables in which they hold an interest. Repayment will not be sought from the Group in any other way.

£m
Securitised gross trade debtors	293
Less non returnable proceeds	(181)

Net securitised trade debtors	112
Other trade debtors	883

Total trade debtors	995

Commitments and contingent liabilities

The Group has a series of financial commitments and contingent liabilities, which arise in the normal course of business. Details of commitments for capital and lease expenditure are provided in Notes 28 and 29. Other contingencies are discussed in Note 30. In addition, other contingent liabilities and obligations in respect of short and long term debt and financial instruments are set out in Notes 20 and 23.

Return to contents page	21
Financial review

Loss for the financial period, total recognised gains and losses and shareholders’ perspective

The loss for the period after interest, tax and minority interests was £458m representing a loss per share of 14.65p. Translation gains of £83m arose on foreign currency net investments, mainly from the Group’s investment in Corus Nederland BV, so that total recognised losses in  the period amounted to £375m.

No dividend was paid during the year and the Board has not recommended the payment of any final dividend.

Shareholders’ funds reduced by £339m to £2,722m, primarily reflecting the loss for the period partially offset by translation gains and the transfer of goodwill from reserves in respect of the AvestaPolarit disposal, and representing 87p per share. The Company’s share price fluctuated within the range of 22p to 90p during the period, with a price at the end of the period of 27p and stock market capitalisation of £845m.

Capital structure and treasury policy

Average net debt during the period was some £1,581m and net debt at 28 December 2002 amounted to £1,236m (29 Dec 2001: £1,560m; 30 Dec 2000: £1,676m). Cash and short term investments at 28 December 2002 amounted to £270m (29 Dec 2001: £184m; 30 Dec 2000: £273m).

The treasury policies summarised below applied throughout the period and are consistent with the prior year.

At 28 December 2002, the Group had £2,389m in committed borrowing facilities, of which £948m was unutilised (see note on subsequent cancellation below).

On 31 January 2001, Corus arranged a new €2,400m syndicated bank facility, which replaced a €1,500m syndicated facility of Corus and most of the committed bank facilities of the former Hoogovens Group.

On 11 January 2002, the Company issued €307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of the Company. Funds from the bond issue amounting to approximately €300m were used to pay down and cancel part of the €2,400m bank facility described above.

Most of the proceeds of the debtor securitisation programme launched in April 2002 were used to pay down and cancel, to the extent of £240m, a further part of the €2,400m syndicated bank facility.

On 30 December 2002 the syndicated bank facility was reduced by voluntary cancellation of €460m, €260m of which would have matured in January 2003 and €100m of which would have matured in March 2003. The balance of the remaining syndicated facility was €1,400m.

Discussions with the Company’s bankers are currently ongoing regarding the replacement of this facility from January 2004.

The Company believes that current facilities are sufficient to meet the needs of its present activities. The syndicated bank facility incorporates covenants on balance sheet ratios but not on interest cover or cash flow.

Total borrowings at 28 December 2002 were £1,506m (29 Dec 2001: £1,744m; 30 Dec 2000: £1,949m). These included:

€396m in 5.375% euro bonds due 2006 (€400m issued at 99.086%)

€307m in 3% convertible bonds due 2007

£198m in 6.75% sterling bonds due 2008 (£200m issued at 99.122%)

£150m in 11.5% debenture stock due 2016 (secured)

NLG200m 6.75% bonds due 2004

NLG335m 4.625% subordinated convertible bonds due 2007

NLG300m 5.625% bonds due 2008.

Other borrowings included £366m principally in US dollars, euros and sterling under long term bank facilities with maturities of up to five years, bank overdrafts of £36m and finance lease obligations totalling £43m. Of the total borrowings, £363m of bank borrowings carry interest on variable rate terms, which ranged at period end between 1.25% and 7.68% with a weighted average of 4.3%.

Foreign exchange risk management

The Group’s policy is to protect the value in translation of assets denominated in foreign currency and, therefore, to hedge a proportion of material overseas investments either with foreign currency borrowings or cross currency swaps, consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra effect of exchange rate movement on Corus Nederland’s competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy, which was applied consistently throughout the period. At 28 December 2002 the Group had £759m in euro denominated borrowings and £179m in US dollar borrowings. There were no cross-currency swaps held at the period end.

Return to contents page	22

It is the Group’s policy that all the net currency transaction exposure arising from contracted sales and purchases is hedged by selling or purchasing foreign currency forward. At 28 December 2002 the Group held forward currency sales of principally mainland European currencies amounting to £711m (period end value £711m) and forward currency purchases of principally US dollars amounting to £272m (period end value £261m). These amounts represented substantially 100% of the contracted transaction exposure in these currencies at 28 December 2002. Foreign exchange contracts do not generally extend beyond twelve months other than for certain long term contracts in the aluminium businesses, which may extend up to four years.

Commodity risk management

The Group makes use of commodity futures contracts to manage its purchase price risk for certain commodities. In the aluminium segment forward hedges, purchases and sales of metal are made to reduce the potential volatility of operating results. Forward purchases of aluminium on the LME are made to match sales agreements in which the price of the aluminium element is wholly or partly fixed. Across the Group forward purchases are also made of zinc, tin and nickel to cover sales contracts with fixed metal prices. At 28 December 2002 the Group had total commodity contracts of £241m (fair value £238m).

Interest rate risk management

The Group’s financial structure is conservative and it is Group policy for 50% to 70% of net debt to be at fixed rates, principally achieved by fixed rate borrowings. Due to the Company’s success in reducing short term, floating rate debt, as at 28 December 2002 89% of net debt had fixed interest rates. Where appropriate, use is made of swaps and forward rate agreements.

None of the above instruments are used by Corus for the purposes of speculation.

Further details of the use of financial instruments are included in Notes 23 and 24 to the Accounts. In the normal course of business, the Group also faces risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

Sensitivity analysis

At 28 December 2002 the Group had outstanding forward contracts of £439m in respect of actual and forecast transaction exposures. The period end value of these contracts at 28 December 2002 amounted to £450m resulting in a fair value gain of £11m. A 10% appreciation of sterling would decrease the fair value of these contracts by £40m.

At 28 December 2002 the Group had net debt of £133m exposed to floating interest rates. A 1% decrease in average interest rates would cause an increase in annual future earnings of £1m before tax.

Taxation

The net taxation charge for the period was £61m, after prior year charges amounting to £16m. Within the total, UK corporation tax at 30% was £2m, reduced to £nil by double taxation relief. Taxation on the Group’s overseas profits amounted to £15m and the Group’s share of taxation of joint ventures and associated undertaking amounted to £6m. Deferred tax charges, UK and overseas, totalled £24m following reassessment of the opening UK deferred tax asset.

Funds from operating activities and other cash flows

Net debt decreased by £324m in the period giving a movement from net debt of £1,560m at 29 December 2001 to net debt of £1,236m at 28 December 2002. Net debt consisted of borrowings of £1,506m less cash balances and deposits of £270m. The movement largely reflected the sales of AvestaPolarit and Aluminerie Alouette, and the debtor securitisation programme put in place during the year.

Return to contents page	23

There was a net cash inflow from operating activities of £41m in spite of an operating loss of £426m. The inflow reflected a reduction in working capital of £162m partially offset by the cash cost of restructuring and rationalisation measures amounting to £57m and exceptional items of £52m. The reduction in working capital included the benefit of debtor securitisation of £181m.

There was a net cash outflow on investments and servicing of finance of £87m reflecting the level of net debt during the period. There was also a cash outflow on capital expenditure and financial investment of £57m, after the sale of tangible fixed assets of £112m.

The cash inflow from acquisitions and disposals of £445m mainly arose from the sale of Corus interests in AvestaPolarit and Aluminerie Alouette. There were also tax payments totalling £14m.

A net £266m was applied to repaying gross borrowings.

Minority interests

At 28 December 2002, minority interests in subsidiary undertakings amounted to £47m (29 Dec 2001: £60m; 30 Dec 2000: £380m) arising principally from Corus L.P. and Cogent Power. The reduction in minority interests from 2001 reflects exchange rate movements and the goodwill impairment within Cogent Power. The reduction in minority interests between 2000 and 2001 reflected the deconsolidation of Avesta Sheffield.

Return to contents page	24

Directors’ report
The directors present their report and the audited accounts for the financial year ended 28 December 2002.
Review of the business

The principal activities of the Group are the manufacture and sale of steel and aluminium.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 4 to 24.

Post balance sheet events
Details are set out on page 90.
Results and dividend

The loss before taxation was £404m for the financial year ended 28 December 2002 (12 months ended 29 Dec 2001: loss of £462m; 15 months ended 30 Dec 2000: loss of £1,275m).

No dividend was paid during the year and the directors do not recommend the payment of any final dividend (total for 12 months ended 29 Dec 2001: nil; total for 15 months ended 30 Dec 2000: 1p).

Fixed assets
Details are set out in Notes 11 to 13 to the Accounts on pages 65 to 67.
Substantial shareholdings
As at 13 March 2003, the Company had been notified of the following interests in its issued ordinary share capital:

% held
Material
Legal & General Group plc	3.32
Aviva plc	3.73

Non-material
The Capital Group Companies, Inc	7.89
Brandes Investment Partners, LP	14.9

Directors

The directors of the Company who held office during the financial year to 28 December 2002 are listed below. Mr A P Pedder has resigned since the year end.

Mr D M Lloyd, Mr R T Turner and Mr H A M Vrins will retire by rotation and, being eligible, offer themselves for re-election.

Dr A Hayward having been appointed since the last Annual General Meeting, retires and offers himself for election.

Mr D M Lloyd and Mr H A M Vrins have service contracts which provide for a one year notice period. Dr A Hayward and Mr R T Turner are non-executive directors and do not have service contracts with the Company.

There were no contracts of significance subsisting during the period between the Company or any of its subsidiary undertakings and any substantial shareholder or director.

Directors holding office during the year
	Date of Appointment	Date of Resignation

Sir Brian Moffat
Mr J W Leng
Mr E A van Amerongen
Mr D M Lloyd
Mr S I Pettifor
Mr R T Turner
Mr M C van Veen
Mr H A M Vrins
Dr A Hayward	22 April 2002
Mr H de Ruiter		22 April 2002
Sir Nicholas Goodison		22 April 2002
Mr A A Loudon		22 April 2002
Mr A P Pedder		13 March 2003

Corporate governance

Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

Whilst the Company currently complies with many of the principles and provisions outlined in the recently published Higgs and Smith reports, a full review of the impact of their recommendations is currently taking place.

In connection with its listing in the US, the Company has taken the necessary steps for compliance with the requirements of the Sarbanes-Oxley Act for the financial year ended 28 December 2002. The Company will continue to review the impact of developing legislation to achieve ongoing compliance.

Board

The Board comprised the Chairman, five other non-executive directors and four executive directors.

With the exception of the Chairman, all non-executive directors are considered by the Board to be independent.

During the year, the senior independent director was Mr H de Ruiter until 22 April 2002 and Mr J W Leng thereafter.

Return to contents page	25

The Board meets on a regular basis, at least ten times a year, and has a formal schedule of matters for consideration and decision. There is a procedure for directors to obtain independent professional advice at the Company’s expense in furtherance of their duties as directors if required. They also have access to the advice and services of the Company Secretary and other executives within the Company.

Biographies of all current directors are set out on pages 32 and 33.

On 13 March, Mr A P Pedder, Chief Executive, resigned. The recruitment for a new Chief Executive is underway. Mr Stuart Pettifor, a main Board executive director, has been appointed Chief Operating Officer and will take responsibility for all operational matters. The Chairman, Sir Brian Moffat, has at the request of the Board deferred his planned retirement and will be full time Chairman until his successor is appointed.

All directors have full and timely access to all relevant information which may be needed to enable them to properly discharge their duties.

Appointments to the Board are considered initially by the Nominations committee whose recommendations are then made to the full Board.

Non-executive directors are appointed for terms of three years and all directors are re-elected on a rotational basis. No director will serve for more than three years without being re-elected by the shareholders.

Board committees

There are four main committees whose constitution and terms of reference are summarised below. In addition, there is an Allotment committee which operates in connection with the Company’s employee share schemes.

Audit committee

The Audit committee comprises Mr J W Leng (Chairman), Mr E A van Amerongen, Dr A Hayward and Mr R T Turner, all independent directors. It is responsible for reviewing all financial and other matters relating to internal control, financial reporting, the scope of both internal and external audits and other matters as requested by the Board.

Health, Safety and Environment committee

The Health, Safety and Environment committee comprises Mr MCvan Veen (Chairman), Mr E A van Amerongen, Dr A Hayward and Sir Brian Moffat. It is responsible for reviewing the Company’s performance in terms of compliance with health, safety and environmental legislation and formulating the Company’s policies with regard to such issues.

Remuneration committee
Details are set out in the Report on remuneration on page 34.
Nominations committee

The Nominations committee comprises Mr JWLeng (Chairman), Sir Brian Moffat, Mr R T Turner and Mr MCvan Veen. All are independent directors except Sir Brian Moffat. It considers the nomination of Board members and any new Board appointments.

Relations with shareholders

There is regular dialogue with institutional shareholders and general presentations are given after the annual and interim results.

Full use is made of the Company’s Annual General Meeting to inform shareholders of current developments and there is an opportunity for individual shareholders to ask questions both within the meeting itself and also before and after when directors are available for this purpose.

Information on Corus is also made available on the website at www.corusgroup.com

Accountability and audit

A statement of the directors’ responsibilities for the preparation of the financial statements is set out on page 43.

Recognising the differing requirements of shareholders for information, the Company produces a full annual report including all the financial information which it is required to make available to shareholders, in addition to a short form report which is sent to the overwhelming majority of shareholders. Any shareholder may request a copy of the full version at no charge, and contact details are provided for this purpose in the short form report. A half-year interim report is also sent to all shareholders.

The Company also produces an Environmental Report which is available on request at no charge and which has a wide circulation beyond the shareholder base.

Return to contents page	26
Going concern

The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company’s activities are sustainable for the foreseeable future. However, the Group currently has bank facilities in place only until 30 January 2004 and is in discussion with its bankers regarding a new three year facility. More detail on this issue is provided on page 51 ‘Basis of preparation’.

Internal control

The directors are responsible for the Group’s system of internal control and reviewing its effectiveness.

The Board has designed the Group’s system of internal control in order to provide the directors with reasonable assurance that its assets are safeguarded, that transactions are authorised and properly recorded and that material errors and irregularities are either prevented or would be detected within a timely period. However, no system of internal control can eliminate the risk of failure to achieve business objectives or provide absolute assurance against material misstatement or loss.

The key elements of the control system in operation are:

•

the Board meets regularly with a formal schedule of matters reserved to it for decision and has put in place an organisational structure with clear lines of responsibility defined and with appropriate delegation of authority;

•

there are established procedures for planning, approval and monitoring of capital expenditure and information systems for monitoring the Group’s financial performance against approved budgets and forecasts;

•

business unit managing directors throughout the Group and corporate functional heads are required annually to undertake a full assessment process to identify and quantify the risks that face their businesses and functions, and assess the adequacy of the prevention, monitoring and modification practices in place for those risks. In addition, regular reports about significant risks and the associated control and monitoring procedures are made to the Executive committee.

The Executive committee is responsible for assessing strategic risk and for reviewing the risk assessment for completeness and accuracy. The consolidated results of these reviews are reported to the Audit committee and thereafter to the Board to enable the directors to review the effectiveness of the system of internal control. The process accords with the guidance contained in the document ‘Internal Control Guidance for Directors on the Combined Code’ as issued by the ICAEW;

•

the Audit committee receives reports from both internal and external auditors on a regular basis and from executive directors of the Group. The internal audit department conducts reviews that include the control of financial systems and their associated computer environments, business unit operations and compliance. The Audit committee has during the period reviewed the effectiveness of the system of internal control as described above. The Health, Safety and Environment committee receives reports on the environmental audits carried out across the Group. The Board receives periodic reports from all committees.

There are no significant issues disclosed in the Report & Accounts for the financial year ended 28 December 2002 and up to the date of approval of the Report & Accounts that have required the Board to deal with any related material internal control issues.

The directors confirm that the Board has reviewed the effectiveness of the system of internal control as described above during the period.

Compliance with the Combined Code

The Board believes that during the period it has complied with the Principals of Good Governance and the provisions of the Code of Best Practice with the exception that the period of notice to be given for this year’s Annual General Meeting will be less than 20 working days.

Day to day management

The day to day management of the Company is conducted through the Executive committee which comprises the executive directors and other senior executives.

Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly-owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus.

Return to contents page	27

The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two Boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board of Corus Nederland. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of that company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or terminations of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

Members of the Supervisory Board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the Supervisory Board, subject to rights of recommendation by the general meeting, the competent works council and the Management Board, and rights of objection by the general meeting and the competent works council. The Supervisory Board must consist of a minimum of three members.

Social responsibility
For Corus, Corporate Social Responsibility (CSR) involves the integration of its financial and strategic goals with:
•	a commitment to the health, safety and wellbeing of its employees and communities.
•	a focus on improving environmental performance and providing sustainable products.
•	conducting all aspects of its business with honesty and integrity.

Corus believes that the incorporation of environmental and social factors as well as economic factors, within its business planning and reporting, adds to the sustainability of its business products and services, through the management of risks, improved stakeholder confidence and brand positioning.

The aim is to improve quality of life for employees and the communities it operates in, and to provide products and services which contribute positively to society.

Employees

The total number of employees world‑wide of the Group as at 28 December 2002 was 50,900. There are well established and effective arrangements at each business location for communication and consultation with both employees’ Works Councils and Trade Union representatives. The Company recognises its responsibilities towards disabled people and employs them where suitable work can be found. Every effort is made to find appropriate alternative jobs for those who become disabled while working for the Company.

The Company operates a sharesave scheme and an all employee share ownership plan for UK employees, both of which are approved by the UK Inland Revenue.

Community involvement

The Company recognises its responsibilities to the communities in which it operates. During the year, charitable donations in the UK by the Group amounted to £472,635 (2001: £550,588; 2000: £619,192). The Company also supports community projects through sponsorship, gifts of materials and secondments, and has supported the arts, environmental projects and educational activities, as appropriate.

No donations were made to political parties during the year. However, authority was granted to the Company at the last Annual General Meeting to make political donations to EU Political Organisations and incur EU Political Expenditure, pursuant to the Political Parties, Elections and Referendums Act 2000 (‘the Act’), up to a maximum of £100,000. The resolution was intended to authorise normal expenditure which, as a result of the wide definitions under the Act, could be construed as political expenditure or a donation to a political organisation provided that such expenditure was disclosed in the Report & Accounts. Accordingly, it is reported that the Group incurred such expenditure amounting to £18,348 in connection with employees being allowed time off with pay for attending to trade union business and carrying out civic duties.

Return to contents page	28
Suppliers

It is the policy of the Company and its UK subsidiaries to establish payment terms with suppliers when agreeing the terms of business transactions. The aim is to dispatch cheques on the due date or, where other means of payment are adopted, to deliver funds to suppliers as if payment had been made by cheque.

The Company had nil days’ purchases outstanding at 28 December 2002 (29 Dec 2001: nil; 30 Dec 2000: nil), based on the average daily amount invoiced by suppliers during the year.

Research and development
Details are set out in the Review of the period, ‘Technology’, on pages 16 to 18.
Share capital
Changes in the ordinary share capital during the period are detailed in Note 26 to the Accounts on pages 76 to 78.
Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (‘LLP’) from 1 January 2003, PricewaterhouseCoopers resigned on 11 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held at Congress Centre, Great Russell Street, London WC1B 3LS on Tuesday 29 April 2003 at 11.00am. Details of the business to be considered at the Annual General Meeting and the Notice of Meeting are included in the accompanying Chairman’s letter.

Tax status
The Company is not a close company within the meaning of the Income and Corporation Taxes Act 1988.
By order of the Board

Richard Reeves
Secretary
14 March 2003

Return to contents page	29
The Executive committee
The day to day management of the Company is conducted through the Executive committee.
During the year under review the Executive committee comprised:
Tony Pedder
Chief Executive, with direct responsibility for strategy and corporate relations. He has resigned since the year end.
Harold Homer

Acting business portfolio director with responsibility for Corus Construction & Industrial, Corus Engineering Steels, Corus Rail and Corus Special Profiles. He was previously a director of British Steel from 1992-1999 with responsibility for the same portfolio.

Chris Hollick

Business portfolio director with responsibility for Corus Building Systems and Corus Metal Services Europe, plus functional responsibilities for commercial co-ordination; field commercial teams Europe; the automotive and construction sector units; research, development and technology; information technology/systems and supplies and transport. He has been a member of the Executive committee since the merger of British Steel plc and Koninklijke Hoogovens NV in 1999. He joined British Steel in 1967.

Allan Johnston

Director with functional responsibility for health and safety, human resources, environment, pension schemes, pension investments (UK) and UK Steel Enterprise Limited, and business responsibility for Corus Consulting. He has been a member of the Executive committee since the merger of British Steel plc and Koninklijke Hoogovens NV in 1999. He joined British Steel in 1970.

David Lloyd
Executive director, finance, with functional responsibility for corporate finance, mergers and acquisitions, internal audit and investor relations.
Stuart Pettifor

Executive business portfolio director with responsibility for Corus Strip Products IJmuiden and UK, Corus Packaging Plus, Corus Colors and Corus Tubes. With effect from 13 March 2003 he has been appointed Chief Operating Officer whilst retaining his responsibility for his existing portfolio of businesses.

Henk Vrins

Executive business portfolio director with responsibility for Corus Primary Aluminium, Corus Aluminium Rolled Products, Corus Aluminium Extrusions, Corus Special Strip, Cogent Power Limited, Corus Metal Services North America and International and Corus Tuscaloosa.

Richard Reeves

Company Secretary with functional responsibility for secretariat, property and legal services.

For the purposes of the Report & Accounts 2002 on Form 20-F, all of the members of the Executive committee are considered senior officers of the Company.

Biographies of Messrs Lloyd, Pettifor, Reeves and Vrins are set out on pages 32 and 33.

Return to contents page	30
The business unit activities are as follows:
Corus Construction & Industrial
Plate, sections, piling, wire rod and semi-finished steel.
Corus Engineering Steels
Engineering billet, rolled and bright bar.
Corus Rail
Railway products, design and consultancy, rail infrastructure contracting.
Corus Special Profiles
Custom designed hot rolled special steel profiles.
Corus Building Systems
Steel and aluminium products for the building industry including roof and wall cladding.
Corus Metal Services Europe
Full range of Corus products and processing services.
Corus Consulting
Consultancy, technology, training and operational assistance to steel and aluminium industries.
Corus Strip Products IJmuiden
Hot rolled steel strip; cold rolled and metallic coated steel.
Corus Strip Products UK
Hot rolled steel strip; cold rolled and metallic coated steel.
Corus Packaging Plus
Light gauge coated steel for packaging and non-packaging applications.
Corus Colors
Organic coated steels.
Corus Tubes
Steel tubes, hollow sections, OCTG, linepipe and pipeline project management.
Corus Primary Aluminium
Extrusion billets, slabs and ingots.
Corus Aluminium Rolled Products
Plate, sheet and coil.
Corus Aluminium Extrusions
Soft and hard extruded profiles, rods and bars.
Corus Special Strip
Hot and cold rolled precision strip; plated and clad strip products.
Cogent Power Limited
Electrical steels, transformer cores; generator and motor laminations.
Corus Metal Services North America and International
Global service centre, trading and projects activities; commercial services for full range of Corus products.
Corus Tuscaloosa
Plate products in both coil and cut plate form.

Return to contents page	31
The Board
Sir Brian Moffat OBE
Chairman

Sir Brian Moffat (64) was appointed Chairman of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. Between December 2000 and September 2001 he acted as Chairman and Chief Executive. He serves on the Nominations and Health, Safety and Environment committees. He joined British Steel in 1968 and held various senior positions before being appointed Managing Director, Finance in 1986, becoming Chief Executive in 1991 and Chairman in 1993. He relinquished the post of Chief Executive in 1999, but remained as part-time Chairman. He is currently a non-executive director and Deputy Chairman of HSBC Holdings plc and a Member of the Court of the Bank of England. He was previously a non-executive director of Delta plc (1994-1998) and Enterprise Oil plc (1995-2002).

Mr James W Leng
Independent

Jim Leng (57) was appointed a non-executive director of Corus Group plc in June 2001 and deputy chairman and senior independent director in April 2002. He is Chairman of the Nominations and Audit committees and serves on the Remuneration committee. He is a non-executive director of Pilkington plc, of IMI plc and JPMorgan Fleming Mid Cap International Trust plc. He is also Chairman of the Laporte plc pension funds and a Governor of the National Institute of Economics and Social Research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

Mr Eric van Amerongen
Independent

Eric van Amerongen (49) was appointed a non-executive director of Corus Group plc in April 2001. He is chairman of the Remuneration committee and serves on the Audit and Health, Safety and Environment committees. He is non-executive Chairman of Lucent NL. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, The Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, The Netherlands.

Dr Anthony Hayward
Independent

Tony Hayward (42) was appointed a non-executive director of Corus in April 2002. He serves on the Audit and Health, Safety and Environment committees. He is the Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Mr David Lloyd
Executive Director

David Lloyd (39) was appointed Executive Director, Finance in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

Mr Stuart Pettifor
Executive Director

Stuart Pettifor (57) was appointed an executive director of Corus Group plc in September 2001. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming Chief Executive of Avesta Sheffield AB in 1997. Avesta Sheffield AB merged with Outokumpu  Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.

Mr Richard Turner CMG, OBE
Independent

Richard Turner (60) was appointed a non-executive director of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He serves on the Audit, Nominations and Remuneration committees. He joined the Board of British Steel plc in 1994 and served on the Audit and Remuneration committees. He was Group Marketing Director of Rolls-Royce plc until his retirement in June 2002, and is a non-executive director of Senior plc and a member of the Board of British Trade International.

Return to contents page	32
Mr Maarten van Veen
Independent

Maarten van Veen (68) was appointed a non-executive director of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He is Chairman of the Health, Safety and Environment committee and serves on the Nominations and Remuneration committees. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998 and was a member of the Nominations and Remuneration committees. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMROHoldings NV and ABN AMRO Bank NV, Akzo Nobel NV and Imtech NV. He is Chairman of the Royal Concertgebouw Orchestra.

Mr Henk Vrins
Executive Director

Henk Vrins (58) was appointed an executive director of Corus Group plc in December 2000. He has been a member of the Executive committee since the merger of British Steel plc and Koninklijke Hoogovens NV. He joined Koninklijke Hoogovens NV in 1969 and became a member of the Board of Management in 1992. He is a non-executive director of the International Aluminium Institute.

Audit committee
Jim Leng (Chairman)
Eric van Amerongen
Tony Hayward
Richard Turner
Health, Safety and Environment committee
Maarten van Veen (Chairman)
Eric van Amerongen
Tony Hayward
Sir Brian Moffat
Remuneration committee
Eric van Amerongen (Chairman)
Jim Leng
Richard Turner
Maarten van Veen
Nominations committee
Jim Leng (Chairman)
Sir Brian Moffat
Richard Turner
Maarten van Veen
Mr Richard Reeves
Secretary
Richard Reeves (57) is the Company Secretary of Corus Group plc and is Secretary of the Executive committee. He joined British Steel in 1989 as Company Secretary.

Return to contents page	33
Report on remuneration
Role of the Remuneration committee and terms of reference

Having regard to the provisions of the Combined Code attached to the Listing Rules, the committee is authorised to determine the remuneration and the other terms and conditions of appointment of the executive directors and the Company Secretary, details of which are included later in this report. It is also authorised to grant options and to administer executive share options schemes in accordance with their rules.

Membership of the Remuneration committee

The committee comprises four members regarded by the Board as being independent, of whom three represent a quorum for any meeting.

The chairman is Mr E A van Amerongen who succeeded Mr H de Ruiter on his retirement on 22 April 2002. The other members are Mr J W Leng and Mr R T Turner, both of whom served throughout the year, and Mr M C van Veen who joined the committee on 22 April 2002.

During the year the committee met five times. The Chairman and the Chief Executive are invited to some or all of the meetings and the Company Secretary, who acts as secretary of the committee, attends all meetings. They do not attend when details relating to their own remuneration or terms and conditions of appointment are considered. No director or the Company Secretary is involved in remuneration committee decisions relating to his own remuneration.

Internal advice is provided directly or indirectly by executives from within secretariat, the human resources and finance functions, the Company Secretary, the Executive Director Human Resources and the Director Organisation and Management.

During the year external advice was provided by a number of companies as follows:

•

Ernst & Young LLP were appointed by the committee in December 2002 to act as independent advisers to the committee covering all aspects of the committee’s remit. They also provide financial advice to the Central Works Council of Corus Nederland BV.

•

Towers Perrin were appointed by the Company with the agreement of the Remuneration committee in October 1999 to advise on matters relating to executive share schemes. They also provide advice to the Company on pensions and retirement plans in the Netherlands and Canada.

•

Hay Group were appointed by the Company with the agreement of the Remuneration committee in October 1999 to advise on job evaluation, salary policy and relativities for executive directors and the Company Secretary. They also provide similar services across the whole Company in respect of other levels of management.

Remuneration policy
Principles

The Group’s remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company’s business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

•	Total rewards are designed to support the Company’s strategy and are set at levels that are competitive within the relevant market, taking each executive’s total remuneration package as a whole
•	Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.
•	Incentive plans and performance metrics are structured to be robust throughout the business cycle.
•	The design of long term incentives is prudent and is designed to support the Company’s business strategies.
•	Total rewards are designed to maintain an appropriate balance between fixed and variable elements of compensation.
Elements of remuneration

The committee considers each element of remuneration relative to the market and takes into account the performance of the Company and each individual executive director in recommending quantum and design. The committee is currently reviewing long term incentives and may consider appropriate alternative arrangements to be introduced following shareholder approval.

Return to contents page	34
Basic salaries

Basic salaries are set on appointment by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of individual performance and changes in the general market position.

With one exception there were no increases awarded at the annual review on 1 January 2002 reflecting the difficult trading conditions experienced by the Company. The exception was the salary of the Executive Director, Finance whose initial salary on appointment in 2001 was increased to reflect market levels.

Annual incentive scheme

An annual incentive scheme was introduced in 2000 based on the financial performance of the Company against a pre-determined profit target. This scheme, which is non-contractual, is capped at a maximum of 50% of annual basic salary. Bonuses are not included in pensionable earnings for executive directors. In the year to 28 December 2002, no bonuses were earned under this scheme.

The committee has reviewed this scheme and has decided to introduce with effect from 1 January 2003 a new annual bonus plan which will reflect performance against financial operating targets and personal operating objectives set annually by the committee for each participant. These will be suitably stretching. The bonus payable for ‘good’ performance will be 30% of salary, with a maximum potential bonus of 60% of salary for exceptional performance. The committee will reserve the right to cancel any bonus payments.

Any bonus payments payable in respect of 2003 and future years will be paid in two parts. One part, representing two-thirds of any bonus payment, will be paid in cash at the end of the financial year. The second part, representing one-third of any bonus payment, will be paid in shares which will be deferred for three years from the date of the cash payment and held in an employee benefit trust for the deferral period. If an executive leaves employment or is dismissed within the deferral period the shares will be forfeited. If termination is due to ill-health, disability, redundancy or retirement, there will be an immediate release of the shares. The committee retains overall discretion regarding the release of deferred shares.

Share option scheme
The executive share option scheme was approved by shareholders in September 1999. It provides for options to be granted to a number of participants, including executive directors and the Company Secretary, up to a maximum of four times salary at any one time. Options may be granted by the committee on the recommendation of the Chief Executive or the Chairman in the case of the Chief Executive. No options were granted during 2002. Options may be exercised after the elapse of three years and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

Return to contents page	35

All options granted under this scheme are subject to stretching performance measures relating to both Total Shareholder Return (‘TSR’) and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies (set out below). The minimum return on shareholder funds is 4% per annum (as stated in the accounts or otherwise confirmed by the Company’s auditors).

Comparator companies
ABB	CIBA Specialty Chemicals	HOLCIM ‘B’	Pirelli	Smiths Group
Air Liquide	Clariant	ICI	PSA-Peugeot Citroen SA	Solvay SA
Akzo Nobel	CRH	Invensys	Renault	Suez
Alstom	Daimler Chrysler	Lafarge	Rolls Royce	Thales
Atlas Copco ‘A’	Degussa	Lagardere	RWE	ThyssenKrupp
BAE Systems	Edison	Legrand	Saint Gobain	TUI
BASF	E.ON	Linde	Sandvik	Valeo SAL
Bayer	Fiat	MAN	Scania ‘A’	Vivendi Universal
BMW	GKN	Michelin	Schneider	Volkswagen AG
BOC Group	Hanson	Pechiney ‘A’	Siemens	Volvo ‘B’
Bouygues	Heidelbergcement	Philips	Skanska	Wolsey

The performance period for both targets is any 36 month period commencing within four years of the start of the financial year in which the option is granted. The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on quarterly. The committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

The committee retains overall discretion regarding the vesting of share options on cessation of employment.

Performance criteria remain in place during the participant’s employment, but cease to apply on retirement or redundancy.

This graph shows the performance of the Company against the performance of the FTSE 350 Index, chosen as representing a broad equity market index consisting of companies of comparable size to Corus Group plc.

It has been assumed that all dividends paid have been reinvested, and share price averaging over a thirty-day period has been used to reduce the impact of short term equity-price volatility. This graph has been produced in the above form in order to comply with the relevant legislation and to clearly represent comparative Total Shareholder Return (‘TSR’) performance.

Pensions

Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out on pages 40 and 41.

Benefits
Benefits in kind include the provision of a fully expensed car and medical insurance, and in some cases include the provision of tax advice. Relocation allowances are provided for a limited period where an individual is required to relocate. Benefits in kind do not form part of pensionable earnings.

External appointments
Currently executive directors are permitted to hold up to two external directorships or offices with the approval of the Board, retaining the fees payable from such appointments, although no executive director currently holds more than one. This situation will be reviewed in the light of the Higgs Report recommendations.

Directors' service contracts
The service contracts of all executive directors are subject to a maximum of one year’s notice on the part of the Company. These contracts are on a 12 month rolling basis and, therefore, the unexpired term is 12 months.

The contracts of executive directors contain a provision that sets out the compensation payable if the Company terminates the contract (other than for cause) or the executive resigns in circumstances where there has been a material adverse change in role, responsibilities or remuneration.

With the exception of Mr H A M Vrins compensation is based on the 12 month notice period. Mr H A M Vrins additionally would be entitled to pre-pension payments until pension is payable at age 65, to provide gross income (relative to basic salary) of 63% in the event of termination prior to age 60, or net income (relative to basic salary) of 87.5% for termination between the ages of 60 and 65.

Return to contents page	36

Further information regarding executive directors’ service contracts is summarised in the table opposite.

Non-executive directors
Non-executive directors’ fees, including additional fees for chairing Board committees, are reviewed bi-annually taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the executive directors.

Non-executive directors do not have service contracts with the Company.

Details of current directors’ contracts or letters of appointment are set out opposite.

Emoluments of directors	12 months	12 months

	2002	2001
	£	£
Executive directors:
Salaries and related benefits	1,697,777	1,616,248
Performance related earnings	–	–
Non-executive directors:
Fees and related benefits (i)	472,289	811,955
Former directors:

Compensation to directors for loss of office	–	165,164
	2,170,066	2,593,367

Note:
(i)	The comparative includes Sir Brian Moffat’s emoluments up to August 2001 relating to executive duties when he held the joint role of Chairman and Chief Executive.

	Date of contract or letter of appointment	Notice period

Executive director:
A P Pedder	1 September 2001	12 months
D M Lloyd	1 February 2001	12 months
S I Pettifor	1 September 2001	12 months
H A M Vrins	6 December 2000	12 months

Non-executive director:
Sir Brian Moffat	23 July 1999	None
J W Leng	22 February 2001	None
E A van Amerongen	12 June 2001	None
A Hayward	23 April 2002	None
R T Turner	23 July 1999	None
M C van Veen	23 July 1999	None

Notes:
(i)	The executive directors’ contracts are on a 12 month rolling basis and, therefore, the unexpired term is 12 months.
(ii)

As non-executive directors do not have service contracts, their unexpired term of appointment is determined in accordance with the articles of association which requires them to be re-appointed by shareholders at least every three years.

Return to contents page	37
Directors’ emoluments
The emoluments of the directors are as follows:
Analysis of executive directors’ emoluments
		Basic salary and fees		Taxable benefits		Total

	Notes	12 months 2002 £	12 months 2001 £	12 months 2002 £	12 months 2001 £	12 months 2002 £	12 months 2001 £

A P Pedder	1	550,000	410,000	21,586	24,047	571,586	434,047
D M Lloyd	2	320,000	252,083	55,613	17,465	375,613	269,548
S I Pettifor	3	320,000	106,667	25,137	3,351	345,137	110,018
H A M Vrins	4	320,000	324,155	85,441	92,281	405,441	416,436
F C W Briët		–	260,000	–	48,584	–	308,584
J L Rennocks		–	69,801	–	7,814	–	77,615

Sub total		1,510,000	1,422,706	187,777	193,542	1,697,777	1,616,248

Analysis of non-executive directors’ emoluments
		Basic salary and fees		Taxable benefits		Total

	Notes	12 months 2002 £	12 months 2001 £	12 months 2002 £	12 months 2001 £	12 months 2002 £	12 months 2001 £

Sir Brian Moffat	5	245,000	558,846	24,278	21,696	269,278	580,542
J W Leng	6	49,888	14,954	–	–	49,888	14,954
E A van Amerongen	7	32,549	18,207	–	–	32,549	18,207
A Hayward	8	20,808	–	–	–	20,808	–
R T Turner		29,081	27,000	–	–	29,081	27,000
M C van Veen		34,081	30,352	–	–	34,081	30,352
Sir Nicholas Goodison	9	9,969	32,000	–	–	9,969	32,000
R Hazelhoff		–	9,000	–	–	–	9,000
A A Loudon	9	8,411	27,000	–	–	8,411	27,000
B K Sanderson		–	14,400	–	–	–	14,400
H de Ruiter	9	18,224	58,500	–	–	18,224	58,500

Sub total		448,011	790,259	24,278	21,696	472,289	811,955

Grand total		1,958,011	2,212,965	212,055	215,238	2,170,066	2,428,203

Notes:
1.	Mr Pedder was appointed Chief Executive from 1 September 2001 at a basic salary of £550,000 per annum.
2.	Mr Lloyd was appointed a Director on 1 February 2001 at a basic salary of £275,000 per annum.
3.	Mr Pettifor was appointed a Director on 1 September 2001 at a basic salary of £320,000 per annum.
4.	Mr Vrins was appointed a Director on 5 December 2000 at a basic salary of £320,000 per annum.
5.	Sir Brian Moffat’s comparative emoluments include the period between December 2000 and August 2001 when he held the joint role of Chairman and Chief Executive.
6.	Mr Leng was appointed a Director on 12 June 2001 and became the Senior Independent Director on 22 April 2002.
7.	Mr van Amerongen was appointed a Director on 27 April 2001.
8.	Dr Hayward was appointed a Director on 22 April 2002.
9.	Up to the date of retirement during the year.

Return to contents page	38
Directors’ share options
The interests of the directors in share options are as follows:

Executive share options				29 Dec 2001	Movement during the year			28 Dec 2002
									Exercise Period
		Date of grant	Option price	Number	Granted Number	Exercised Number	Lapsed/cancelled Number	Number	From	To

Sir Brian Moffat	(a)	1994	107p	206,790	–	–	–	206,790	30 Jun 1997	30 Jun 2004
	(a)	1995	130p	179,973	–	–	–	179,973	30 Jun 1998	30 Jun 2005
	(b)	1996	138p	178,311	–	–	178,311	–	30 Jul 1999	30 Jul 2006
	(b)	1997	122p	215,229	–	–	215,229	–	24 Jul 2000	24 Jul 2007

				780,303	–	–	393,540	386,763

A P Pedder	(a)	1993	74p	89,414	–	–	–	89,414	14 Jul 1996	14 Jul 2003
	(a)	1994	107p	111,761	–	–	–	111,761	30 Jun 1997	30 Jun 2004
	(a)	1995	130p	96,948	–	–	–	96,948	30 Jun 1998	30 Jun 2005
	(b)	1996	138p	95,925	–	–	–	95,925	30 Jul 1999	30 Jul 2006
	(b)	1997	122p	115,853	–	–	–	115,853	24 Jul 2000	24 Jul 2007
	(b)	1999	129p	228,225	–	–	–	228,225	30 Jun 2002	30 Jun 2009
	(c)	2000	120p	256,800	–	–	–	256,800	4 Feb 2003	4 Feb 2010
	(c)	2001	55p	309,000	–	–	–	309,000	28 Mar 2004	28 Mar 2011

				1,303,926	–	–	–	1,303,926

D M Lloyd	(a)	1994	107p	11,750	–	–	–	11,750	30 Jun 1997	30 Jun 2004
	(a)	1995	130p	10,601	–	–	–	10,601	30 Jun 1998	30 Jun 2005
	(a)	1996	138p	2,554	–	–	–	2,554	30 Jul 1999	30 Jul 2006
	(b)	1996	138p	8,685	–	–	–	8,685	30 Jul 1999	30 Jul 2006
	(b)	1997	122p	15,455	–	–	–	15,455	24 Jul 2000	24 Jul 2007
	(b)	1999	129p	52,879	–	–	–	52,879	30 Jun 2002	30 Jun 2009
	(c)	2000	120p	78,900	–	–	–	78,900	4 Feb 2003	4 Feb 2010
	(c)	2001	55p	497,200	–	–	–	497,200	28 Mar 2004	28 Mar 2011

				678,024	–	–	–	678,024

S I Pettifor	(b)	1996	138p	40,746	–	–	–	40,746	30 Jul 1999	30 Jul 2006
	(c)	2001	50p	640,000	–	–	–	640,000	28 Mar 2004	28 Mar 2011

				680,746	–	–	–	680,746

H A M Vrins	(c)	2000	120p	216,100	–	–	–	216,100	4 Feb 2003	4 Feb 2010
	(c)	2001	55p	470,100	–	–	–	470,100	28 Mar 2004	28 Mar 2011

				686,200	–	–	–	686,200

(a)	Options granted under the Corus UK Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under the scheme.
(b)	Options granted under the Corus Overseas Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under the scheme.
(c)	Options granted under the Corus Executive Scheme.
Notes:
(i)	No executive options were granted or lapsed other than those stated above.
(ii)	No options were exercised during the financial years ended 29 Dec 2001 and 28 Dec 2002.
(iii)	The market price of the Company’s shares at 28 Dec 2002 was 27p (29 Dec 2001: 74p) and the range during the year to that date was 22p to 90p (29 Dec 2001: 40p to 823⁄4p).
(iv)	Options granted prior to July 1996 are not subject to performance criteria.
(v)	There were no changes in executive options between the year end and 13 March 2003.

Return to contents page	39

Sharesave options			29 Dec 2001	Movement during the year			28 Dec 2002
								Exercise Period
	Date of grant	Option price	Number	Granted Number	Exercised Number	Lapsed/cancelled Number	Number

A P Pedder	1998	88p	7,799	–	–	–	7,799	Apr–Sep 2003
	2001	51p	13,762	–	–	–	13,762	Jul–Dec 2006

			21,561	–	–	–	21,561

D M Lloyd	2001	51p	13,016	–	–	–	13,016	Jul–Dec 2004

			13,016	–	–	–	13,016

Notes:
(i)	No executive directors, other than those listed above, hold sharesave options.
(ii)	No options were granted or lapsed.
(iii)	No options were exercised during the financial years ended 29 Dec 2001 and 28 Dec 2002.
(iv)	The market price of the Company’s shares at 28 Dec 2002 was 27p (29 Dec 2001: 74p) and the range during the year to that date was 22p to 90p (29 Dec 2001: 40p to 82 3⁄4p).
(v)	There were no changes to sharesave options between the year end and 13 March 2003.
Share dilution through the operation of share plans

Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10 year period, and that resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10 year period.

Loans to directors

There is outstanding an interest free loan from Corus Nederland BV to Mr M C van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the Company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,933 which was the highest amount outstanding during the year. During the year €908 was repaid, leaving a balance at the year end of €39,025. The loan is repayable by 2030.

There is another loan outstanding to a former director (2001: two former directors) which at 31 December 2002 amounted to €30,252 (31 Dec 2001: €75,826).

Pensions
UK

Mr Pedder, Mr Lloyd and Mr Pettifor are members of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefits scheme which provides one sixtieth of the final pensionable earnings for each year of pensionable service. It is separately funded and subject to Inland Revenue rules. Normal pension age is 60 and additional credits will be granted to achieve 40 years pensionable service at age 60 for Mr Lloyd and Mr Pettifor and 41 years 1 month for Mr Pedder. Bonuses and benefits in kind are not included in pensionable earnings except in the case of Mr A P Pedder where bonuses were pensionable up to 6 October 1999.

Pension benefits earned by directors – UK	Director’s age at year end	Director’s pension contributions during year	Increase in accrued pension during year	Accumulated total accrued pension at year end
As required in the London Stock Exchange Listing Rules		£	£ p.a.	£ p.a

A P Pedder	53	27,500	32,305	203,720
D M Lloyd	39	16,000	23,360	59,846
S I Pettifor	57	15,945	13,327	139,559
Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year on retirement at normal pension age, based on service to 28 Dec 2002.
(ii)

The details shown have been calculated as at 29 Dec 2001 and 28 Dec 2002 and exclude the amount and value of any additional voluntary contributions paid by the director. The increases in accrued pension during the year ended 28 Dec 2002 have been adjusted to take account of inflation on the accumulated total accrued pension.

(iii)	Normal pension age for the directors is age 60.
(iv)	The pension for a surviving widow is two-thirds of the director’s pension.
(v)	An immediate pension is payable on early retirement on or after age 50 if retirement is at the request of the Company.
(vi)	In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to increases in the Retail Prices Index.
(vii)

No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

	Increase in accrued pension during year	Total accrued entitlement at year end	Transfer value as at year end	Transfer value as at beginning of year	Increase in transfer value during year less director’s contributions
As defined in the Directors’ Remuneration Regulations 2002 disclosure	£	£ p.a.	£	£	£

A P Pedder	34,504	203,720	2,333,310	2,271,607	34,203
D M Lloyd	23,828	59,846	325,996	257,137	52,859
S I Pettifor	14,946	139,559	2,143,818	1,984,733	143,140
Notes:
(i)	The increase in each director’s transfer value net of members’ contributions was offset partly by the fall in investment markets over the year.
(ii)	The increase in accrued pension during the year in accordance with the above regulations differs from the listing rules requirements because no account is taken of inflation.

Return to contents page	40
Netherlands

Mr H A M Vrins is a member of the Stichting Pensioenfonds Hoogovens pension scheme which provides a pension at age 65 of 63% of salary at retirement. It also provides an early retirement pension from age 62 to 65. Since the scheme limits pensionable earnings to €201,394, additional arrangements have been made to provide pension benefits in respect of that part of earnings exceeding this limit through defined benefit plans.

Pension benefits earned by directors – Netherlands
	Director’s age at year end	Increase in accrued early retirement pension (age 62 to 65) during year	Accumulated total accrued pension (age 62 to 65) at year end	Decrease in accrued pension (from age 65) during the year	Accumulated total accrued pension(from age 65) at year end
As required in the London Stock Exchange Listing Rules		€	€ p.a.	€ p.a.	€ p.a.

H A M Vrins	58	77,806	252,328	(2,473)(iii)	281,381
Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year based on service at 28 Dec 2002.
(ii)	The details shown have been calculated as at 29 Dec 2001 and 28 Dec 2002 and exclude the amount and value of any additional voluntary contributions paid by the director.
(iii)

The increase in accrued pension during the year is negative because there was no increase in pensionable salary from 2001 to 2002 and the resulting small increase becomes negative after adjustments of the accumulated total accrued pension for inflation of 4.4% during the year.

(iv)	Pension contributions in respect of the executive director are paid by the Company.
(v)	Widow’s pension is three-quarters of the director’s pension at normal pension age (65).
(vi)	In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to a Dutch general index of retail prices.
(vii)	No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated in accordance with Dutch legislation.
	Increase in accrued pension during year	Accumulated total accrued pension at year end	Transfer value of total accrued pension at year end	Transfer value of total accrued pension at beginning of year	Increase in transfer value during year less director’s contributions
As defined in the Directors’ Remuneration Regulations 2002 disclosure	€	€ p.a.	€	€	€

H A M Vrins
Early retirement (age 62 to 65)	85,225	252,328	599,784	378,321	221,463
Normal retirement (age 65)	9,594	281,381	3,000,156	2,789,213	210,943
Note:
(i)	The increase in accrued pension during the year in accordance with the above regulations differs from the listing rules requirements because no account is taken of inflation.
Excess retirement benefits

No person who served as a director of the Company during or before 2002 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

Return to contents page	41
Sums paid to a third party in respect of a director’s service

No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 28 December 2002.

Directors’ interests in shares of the Company	28 Dec 2002 No of shares	29 Dec 2001 No of shares

Sir Brian Moffat	250,764	250,764
J W Leng	–	–
A P Pedder	101,692	98,794
EAvan Amerongen	–	–
A Hayward	13,193	2,000†
D M Lloyd	4,250	1,352
S I Pettifor	20,000	–
R T Turner	6,501	6,501
M C van Veen	13,101	13,101
H A M Vrins	6,478	6,478
†	Interests held in shares at the date of appointment.
Notes:
(i)	None of the directors held non-beneficial interests at any time during the year.
(ii)	During the period from the year end to 13 March 2003 Mr A P Pedder and Mr D M Lloyd have each acquired 1,125 partnership shares under the employee share ownership plan.

Directors’ interests in shares
The beneficial interests of the directors who held office at 28 December 2002 and their families in the ordinary shares of the Company are set out opposite.
None of the directors or their families had any interests in the shares of any subsidiary company.
Auditable sections of the Report on remuneration

The following sections constitute the auditable part of the Report on remuneration, as defined in Part 3, Schedule 7a of the Companies Act 1985: paragraphs relating to ‘Performance criteria for share options’; table headed ‘Emoluments of directors’; table headed ‘Analysis of executive directors’ emoluments’; table headed ‘Analysis of non-executive directors’ emoluments’; table headed ‘directors’ share options’; table headed ‘Sharesave options’; paragraphs headed ‘Loans to directors’; tables headed ‘Pension benefits earned by directors – UK’; and tables headed ‘Pension benefits earned by directors – Netherlands’.

On behalf of the Board
RichardReeves
Secretary
14 March 2003

Return to contents page	42
Independent auditors’ report to the members of Corus Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ funds, the consolidated cash flow statement, the reconciliation of net cash inflow/(outflow) to movement in net (debt)/funds, the analysis of net borrowings, the presentation of accounts and accounting policies, the notes to the accounts and the supplementary information for North American investors. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on remuneration (“the auditable part”).

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors’ responsibilities. The directors are also responsible for preparing the report on remuneration.

Our responsibility is to audit the financial statements and the auditable part of the report on remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the chairman’s statement, the review of the period, the financial review, the board, the executive committee, the directors’ report, the unaudited part of the report on remuneration, five year financial summary, some important data in euros, analysis of shareholdings at 28 December 2002, the glossary and information for shareholders. Other key data is not included.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on remuneration. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Return to contents page	44
Fundamental uncertainty – going concern

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on a going concern basis, which assumes that the Group’s bankers continue their support by providing new facilities acceptable to the Group to replace the existing syndicated facilities and the Group’s continuing ability to comply with the terms of its banking arrangements. The financial statements do not include any adjustments that would result from a failure to obtain this support and funding. Details of the circumstances relating to this fundamental uncertainty are described in presentation of accounts and accounting policies, Note I, basis of preparation. Our opinion is not qualified in this respect.

United KingdomOpinion
In our opinion:
•	the financial statements give a true and fair view of the state of the Company’s affairs and the Group at 28 December 2002 and of the loss and cash flows of the Group for the year then ended;
•	the financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	those parts of the report on remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.
United States Opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 28 December 2002, 29 December 2001 and 30 December 2000 and the results of its operations, and its cash flows for each of the periods ended 28 December 2002, 29 December 2001 and 30 December 2000, in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders’ equity and cash flows is shown in the supplementary information for North American investors.

As discussed in presentation of accounts and accounting policies, Note I, basis of preparation, the Company requires their bankers’ continued support to provide new facilities acceptable to the Group to replace the existing syndicated facilities and assumes the Group’s continuing ability to comply with the terms of its banking arrangements. Management’s plans in regard to these matters are also described in presentation of accounts and accounting policies, Note I, basis of preparation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
14 March 2003

Return to contents page	45
Consolidated profit and loss account
		12 months to	12 months to	15 months to	12 months to	3 months to
		28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
					unaudited	unaudited
For the financial period ended 28 December 2002	Note	£m	£m	£m	£m	£m

Turnover: group and share of joint ventures		7,407	7,924	12,153	9,851	2,302
Less: share of joint ventures’ turnover1		(219)	(225)	(455)	(342)	(113)

Group turnover	1
Continuing operations		7,188	7,619	9,952	8,042	1,910
Discontinued operations		–	80	1,746	1,467	279

		7,188	7,699	11,698	9,509	2,189

Operating costs before exceptional items		(7,581)	(8,076)	(11,821)	(9,524)	(2,297)
Rationalisation and impairment exceptional
items charged against operating costs	3	(53)	(8)	(1,033)	(1,018)	(15)

Total operating costs	2	(7,634)	(8,084)	(12,854)	(10,542)	(2,312)

Group operating loss	1
Continuing operations		(446)	(388)	(1,306)	(1,171)	(135)
Discontinued operations		–	3	150	138	12

		(446)	(385)	(1,156)	(1,033)	(123)
Share of operating results of joint ventures
and associated undertakings:	5
Continuing operations		4	10	–	1	(1)
Discontinued operations		17	2	–	1	(1)

		21	12	–	2	(2)

Total operating loss		(425)	(373)	(1,156)	(1,031)	(125)
Profit on disposal of fixed assets	1	96	17	5	2	3
Profit on disposal of group undertakings	35	19	2	–	–	–

Loss on ordinary activities before interest	1	(310)	(354)	(1,151)	(1,029)	(122)
Net interest and investment income:
Group	6	(92)	(103)	(118)	(100)	(18)
Joint ventures and associated undertakings	5	(2)	(5)	(6)	(6)	–

Loss on ordinary activities before taxation		(404)	(462)	(1,275)	(1,135)	(140)
Taxation	7	(61)	43	286	246	40

Loss on ordinary activities after taxation		(465)	(419)	(989)	(889)	(100)
Minority interests		7	–	(53)	(51)	(2)

Loss for the financial period		(458)	(419)	(1,042)	(940)	(102)
Dividends	9	–	–	(31)	(31)	–

Loss retained for the financial period	27	(458)	(419)	(1,073)	(971)	(102)

Basic loss per ordinary share	10	(14.65)p	(13.42)p	(33.50)p	(30.19)p	(3.31)p
Diluted loss per ordinary share	10	(14.65)p	(13.42)p	(33.50)p	(30.19)p	(3.31)p

There were no material acquisitions in the period.

Notes and related statements forming part of these accounts appear on pages 51 to 92; Note 27 sets out the movements on reserves. Corus Report & Accounts 2002

Return to contents page	46
Balance sheets
		The Company			The Group

		28 Dec 2002	29 Dec 2001	30 Dec 2000	28 Dec 2002	29 Dec 2001	30 Dec 2000
At 28 December 2002	Note	£m	£m	£m	£m	£m	£m

Fixed assets
Intangible assets	11	–	–	–	105	135	152
Tangible assets	12	–	–	–	2,871	3,064	3,763
Investments in subsidiary undertakings	13	3,167	3,159	3,159	–	–	–
Investments in joint ventures:
Share of gross assets		–	–	–	200	339	370
Share of gross liabilities		–	–	–	(116)	(211)	(228)
		–	–	–	84	128	142
Investments in associated undertakings		–	–	–	7	358	11
Other investments and loans		–	49	–	59	65	75
	13	–	49	–	150	551	228

		3,167	3,208	3,159	3,126	3,750	4,143

Current assets
Stocks	14	–	–	–	1,337	1,320	1,719
Debtors: amounts falling due after more than one year	15	3	3	–	457	468	378
Debtors: amounts falling due within one year		–	3	–	1,422	1,396	1,885
Less: securitisation of trade debtors		–	–	–	(181)	–	–
Net debtors falling due within one year	16	–	3	–	1,241	1,396	1,885
Short term investments	17	–	–	–	40	11	42
Cash at bank and in hand		–	–	–	230	173	231

		3	6	–	3,305	3,368	4,255
Creditors: amounts falling due within
one year	18	(17)	(6)	(5)	(1,636)	(1,729)	(1,834)

Net current (liabilities)/assets		(14)	–	(5)	1,669	1,639	2,421

Total assets less current liabilities		3,153	3,208	3,154	4,795	5,389	6,564

Convertible bonds		(196)	–	–	(309)	(109)	(115)
Other borrowings		–	(86)	–	(1,119)	(1,503)	(1,651)
Other creditors		(226)	(375)	(433)	(36)	(34)	(71)
Creditors: amounts falling due
after more than one year	19	(422)	(461)	(433)	(1,464)	(1,646)	(1,837)
Provisions for liabilities and charges	25	–	–	–	(522)	(576)	(795)
Accruals and deferred income
Regional development and other grants		–	–	–	(40)	(46)	(57)

		2,731	2,747	2,721	2,769	3,121	3,875

Capital and reserves
Called up share capital	26	1,565	1,564	1,561	1,565	1,564	1,561
Share premium account	27	7	5	5	7	5	5
Statutory reserve	27	–	–	–	2,338	2,338	2,338
Other reserves	27	796	796	796	201	201	201
Profit and loss account	27	363	382	359	(1,389)	(1,047)	(610)

Shareholders’ funds – equity interests	27	2,731	2,747	2,721	2,722	3,061	3,495
Minority interests
Equity interests in subsidiary undertakings		–	–	–	47	60	380

		2,731	2,747	2,721	2,769	3,121	3,875

Sir Brian Moffat
D M Lloyd
14 March 2003

Notes and related statements forming part of these accounts appear on pages 51 to 92.
Corus Report & Accounts 2002

Return to contents page	47
Statement of total recognised gains and losses
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
For the financial period ended 28 December 2002	£m	£m	£m	£m	£m

Loss for financial period	(458)	(419)	(1,042)	(940)	(102)
Exchange translation differences on foreign
currency net investments:
Group	84	(58)	(27)	14	(41)
Joint ventures and associated undertakings	(1)	–	(5)	(4)	(1)

Total recognised losses relating to the period	(375)	(477)	(1,074)	(930)	(144)

There is no material difference between the results disclosed in the profit and loss account and the results on an unmodified historical cost basis.

Reconciliation of movements in shareholders’ funds
	28 Dec 2002	29 Dec 2001	30 Dec 2000
At 28 December 2002	£m	£m	£m

Shareholders’ funds at beginning of period	3,061	3,495	3,923
Loss for the period	(458)	(419)	(1,042)
Dividends	–	–	(31)
Exchange translation differences on foreign
currency net investments	83	(58)	(32)
Transfer of goodwill (Note 35)	33	40	–
New shares issued	3	3	1,371
Cash and loan notes to shareholders	–	–	(694)

Shareholders’ funds at end of period	2,722	3,061	3,495

Notes and related statements forming part of these accounts appear on pages 51 to 92.

Return to contents page	48

Consolidated cash flow statement

		12 months	12 months to	15 months to	12 months to	3 months to
		28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
					unaudited	unaudited
For the financial period ended 28 December 2002	Note	£m	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities	31	41	172	100	316	(216)

Dividends from joint ventures and
associated undertakings		8	9	6	5	1

Returns on investments and servicing of finance
Interest and other dividends received		15	16	45	33	12
Interest paid		(97)	(124)	(132)	(127)	(5)
Issue costs of new loans		(4)	–	–	–	–
Interest element of finance lease rental payments		(1)	(2)	(6)	(4)	(2)
Dividends paid to minority shareholders in
subsidiary undertakings		–	–	(19)	(19)	–

Net cash (outflow)/inflow from returns on investments
and servicing of finance		(87)	(110)	(112)	(117)	5

Taxation
UK corporation tax received/(paid)		2	5	57	71	(14)
Overseas tax (paid)/received		(16)	8	(14)	(29)	15

Tax (paid)/received		(14)	13	43	42	1

Capital expenditure and financial investment
Purchase of tangible fixed assets		(176)	(167)	(410)	(320)	(90)
Sale of tangible fixed assets		112	37	44	32	12
Purchase of intangible fixed assets		(1)	–	–	–	–
Purchase of other fixed asset investments		(7)	(3)	–	–	–
Sale of other fixed asset investments		–	–	76	73	3
Loans to joint ventures and associated undertakings		–	–	(6)	(4)	(2)
Repayment of loans from joint ventures and associated undertakings		15	3	5	3	2

Net cash outflow from capital expenditure
and financial investment		(57)	(130)	(291)	(216)	(75)

Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	34	–	–	(286)	(106)	(180)
Net (overdraft)/cash acquired with subsidiary
undertakings and businesses	34	(5)	–	41	20	21
Investments in joint ventures and associated undertakings		(3)	(12)	(18)	(17)	(1)
Sale and exchange of businesses and subsidiary undertakings	35	2	52	4	2	2
Sale of joint ventures and associated undertakings	35	451	9	–	–	–

Net cash inflow/(outflow) from acquisitions and disposals		445	49	(259)	(101)	(158)

Equity dividends paid to shareholders		–	–	(31)	(31)	–

Net cash inflow/(outflow) before use of liquid resources
and financing		336	3	(544)	(102)	(442)

Management of liquid resources
Net (purchase)/sale of short term investments		(28)	27	1,091	67	1,024

Net cash (outflow)/inflow from management
of liquid resources		(28)	27	1,091	67	1,024

Financing
Issue of ordinary shares		3	–	11	11	–
Cash to shareholders		–	–	(689)	(3)	(686)
Share issue expenses		–	–	(6)	–	(6)

Cash inflow/(outflow) from issue of ordinary shares		3	–	(684)	8	(692)

New loans		231	282	339	226	113
Repayment of borrowings		(508)	(333)	(101)	(29)	(72)
New finance leases		25	–	–	–	–
Capital element of finance lease rental payment		(14)	(9)	(23)	(21)	(2)

(Decrease)/increase in debt		(266)	(60)	215	176	39

Net cash (outflow)/inflow from financing activities		(263)	(60)	(469)	184	(653)

Increase/(decrease) in cash in period		45	(30)	78	149	(71)

Notes and related statements forming part of these accounts appear on pages 51 to 92.

Return to contents page	49
Reconciliation of net cash inflow/(outflow) to movement in net (debt)/funds
	12 months	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
For the financial period ended 28 December 2002	£m	£m	£m	£m	£m

Increase/(decrease) in cash	45	(30)	78	149	(71)
Increase/(decrease) in liquid resources	28	(27)	(1,091)	(67)	(1,024)
Decrease/(increase) in debt	266	60	(215)	(176)	(39)
Issue costs of new loans	4	–	–	–	–

Change in net funds resulting from cash flows in period	343	3	(1,228)	(94)	(1,134)
Debt and liquid resources (acquired)/exchanged	(4)	103	(621)	(20)	(601)
Effect of foreign exchange rate changes	(24)	10	12	(4)	16
Other non cash changes	9	–	–	–	–

Movement in net funds in period	324	116	(1,837)	(118)	(1,719)
Net (debt)/funds at beginning of period	(1,560)	(1,676)	161	(1,558)	161

Net debt at end of period	(1,236)	(1,560)	(1,676)	(1,676)	(1,558)

Analysis of net borrowings

		Deconsolidation					Acquisitions
		of Avesta Sheffield			Exchange		(excluding		Exchange	Other
	30 Dec	(excluding cash	Cash	Other	rate	29 Dec	cash and	Cash	rate	non cash	28 Dec
	2000	and overdrafts)	flow	changes	changes	2001	overdrafts)	flow	changes	changes	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	231	–	(61)	–	3	173	–	54	3	–	230
Bank overdrafts	(58)	–	31	–	–	(27)	–	(9)	–	–	(36)

(Decrease)/increase in cash		–	(30)				–	45

Short term investments:
Deposits within 3 months of
maturity when acquired	40	(4)	(33)	–	1	4	–	35	–	–	39
Other short term deposits	2	–	6	–	(1)	7	–	(7)	1	–	1

Decrease/(increase) in
liquid resources		(4)	(27)				–	28

Long term borrowings	(1,732)	103	(35)	70	8	(1,586)	(2)	216	(23)	9	(1,386)
Other loans	(119)	2	86	(70)	–	(101)	(2)	65	(3)	–	(41)
Obligations under finance
leases	(40)	2	9	–	(1)	(30)	–	(11)	(2)	–	(43)

Decrease/(increase) in debt		107	60				(4)	270

	(1,676)	103	3	–	10	(1,560)	(4)	343	(24)	9	(1,236)

Notes and related statements forming part of these accounts appear on pages 51 to 92.

Return to contents page	50

Presentation of accounts and accounting policies

I Basis of preparation

In the twelve month period to 28 Dec 2002, the Group partly met its day to day working capital requirements through a syndicated revolving multi-currency loan facility (‘syndicated facility’). At 28 Dec 2002 this facility was €1,860m of which €455m was utilised. The facility was reduced following the period end, on 30 Dec 2002, by voluntary cancellation of €460m, of which €260m would have matured in Jan 2003 and €100m in Mar 2003. The facility now stands at €1,400m. This facility contains two financial covenants: that the Group gearing ratio (based on net tangible worth) should not exceed 75%; and, that net tangible worth should not be less than £2,500m. At 28 Dec 2002 net gearing was 46% and net tangible worth was £2,664m. This facility expires on 30 Jan 2004.

On 23 Oct 2002 the Company announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses and that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. The Supervisory Board of Corus Nederland BV decided on 10 Mar 2003 to reject the recommendation to proceed with the sale, and a petition to the Enterprise Chamber of the Amsterdam Court of Appeal to set this decision aside was unsuccessful.

The Group’s future strategy is focused on eliminating the Group’s losses in the UK. This will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement on its findings will be made as soon as possible. It was intended that the proceeds of the sale of the aluminium businesses would provide the capacity to finance the measures needed in the UK. However, in the light of the failure to gain approval for the sale, the Group will need to look afresh for finance from equity and debt providers and from the proceeds of disposals of non-core assets. The timing and extent of the further actions to be taken will be largely dependent upon the availability of such further financing.

In parallel with the sale of aluminium, discussions were well advanced with the Group’s bankers on both an extension to the existing syndicated facility and a new three year facility. Discussions will now take place with the Group’s bankers on a new three year facility that will take into account the Group’s operational requirements based on its business plans, revised in the light of the sale of the aluminium businesses no longer taking place, and having regard to other financing and strategic options available to the Group. In the light of the information currently available, the directors believe that it should be possible to agree new facilities with the banks that are acceptable to the Company to be available before the existing facilities expire.

The financial statements have been prepared on a going concern basis, which assumes that the Group’s bankers continue their support by providing new facilities acceptable to the Group to replace the existing syndicated facilities. Should the banks not support the Group in this respect, adjustments would have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Whilst the directors presently cannot be certain as to the outcome of the matters mentioned above, they believe that it is appropriate for the financial statements to be prepared on a going concern basis.

The financial statements have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards in the UK. They show the accounts of the Company itself and the consolidated position of the Group. All policies have been consistently applied.

The preparation of accounts in line with generally accepted accounting principles requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;
(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and
(iii)	reported amounts of income and expenses during the reporting period.
Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.

II Basis of consolidation

The consolidated profit and loss account, balance sheet and cash flow statement include the Company and its subsidiaries. They also include the Group’s share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the gross equity and equity methods of consolidation respectively. Except as noted below the profits or losses of subsidiaries, joint ventures and associates acquired or sold during the year are included from the date of acquisition or up to the date of their disposal.

On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any difference between the purchase consideration and these fair values is treated as goodwill. Until 28 Mar 1998 all goodwill was written off or credited to reserves immediately.

As from the financial year ending 3 Apr 1999, positive goodwill is capitalised and amortised over its estimated useful economic life up to a maximum of 20 years. Negative goodwill is recognised in the profit and loss account in line with the periods in which the assets acquired are depreciated. Any goodwill that was written off or credited immediately to reserves up until 28 Mar 1998 has not been reinstated. However, it is transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related.

Corus Group plc acquired Corus UK Limited in 1999 under a Scheme of Arrangement of Corus UK Limited within section 425 of the Companies Act 1985 (the ‘Act’). This was accounted for under the principles of merger accounting, although it did not satisfy all the conditions required by Schedule 4 of the Act. In the opinion of the directors, the Scheme of Arrangement was a Group restructuring rather than an acquisition since the shareholders of Corus Group plc were the same as the former shareholders of Corus UK Limited and the relative rights of each shareholder were unchanged. So, the directors consider if merger accounting had not been used these accounts would not give a true and fair view of the Group’s results and financial position demanded by section 227(6) of the Act. It is not considered practical to quantify the effect of the departure from the requirement of Schedule 4A.

Return to contents page	51

III Turnover

Sales to export customers other than those to member and associate member countries of the European Coal and Steel Community are recorded at the f.o.b. price of products sold and services rendered. All other sales represent the invoice prices (which include delivery charges) of products sold and services rendered. Sales exclude VAT and similar taxes, and are recognised when the rights and benefits of ownership have passed to the customer.

IV Rationalisation and related measures and environmental remediation

The costs of rationalisation and related measures and environmental remediation are provided for where a constructive obligation has arisen prior to the balance sheet date. Estimates of the costs involved are based on prior experience of similar events and third party advice where applicable.

V Research and Development

Revenue expenditure on research and development is charged to the profit and loss account as it is incurred.

VI Government grants

Grants related to expenditure on tangible fixed assets are credited to the profit and loss account over the useful economic lives of qualifying assets. Total grants received less the amounts credited to the profit and loss account at the balance sheet date are included in the balance sheet as deferred income.

VII Insurance

Certain of the Group’s insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij N.V. With the exception of marine cargo and certain employer’s liability, all insurance business is accounted for on an annual basis and is dealt with as part of the operating costs in these accounts. In the case of marine cargo and certain employer’s liability business, the results of each underwriting year are determined at the end of the third year at which time any profits or losses arising are recognised; in the interim, the level of insurance provisions is kept under review and, where appropriate, adjustments are made. Insurance premiums in respect of insurance placed with third parties are charged to the profit and loss account in the period to which they relate.

VIII Deferred Taxation

The Group makes full provision for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations, where future payment or receipt is more likely than not to occur. Deferred tax assets and liabilities are discounted. Deferred tax debit and credit balances are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity can reduce the taxable profits of another.

IX Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date except where forward cover has been obtained, when the covered rate is used. Profit and loss account items and cash flows in foreign currencies are translated into sterling at the average rates for the financial period.

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit and loss account items from average rate to closing rate are recorded as movements on reserves.

Exchange gains or losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

Exchange gains and losses on settled forward exchange contracts used to manage exposure to fluctuations in foreign currency with respect to transactions, together with all other exchange gains and losses on settlement, are included in arriving at the result for the period.

X Derivative financial instruments

The Group uses a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price and foreign currency risk connected to contracted sales and purchases or existing assets and liabilities. The Group does not hold or issue derivative financial instruments for trading purposes.

The Group uses forward contracts and commodity futures, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options are translated into sterling at contract rates. No account is taken of the potential but unrealised profits or losses on open forward contracts or options which are intended as a hedge against future contracted transactions; such profits and losses are accounted for so as to match the exchange differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the profit and loss account. If a transaction does not occur, the hedge is terminated, and any gains or losses are recognised in the profit and loss account.

XI Stocks

Stocks of raw materials are valued at cost or, if they are to be realised without processing, the lower of cost and net realisable value. Cost is determined using the ‘first in first out’ method. Stocks of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost of partly processed and finished products comprises cost of production including works overheads. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of disposal. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category by category basis.

Return to contents page	52
XII Tangible fixed assets

Tangible fixed assets are recorded at original cost less accumulated depreciation. If assets are constructed by the Group, related works and incremental overhead amounts are included in cost. Commissioning costs and interest attributable to expenditure on assets in course of construction are written off to revenue as incurred. Tangible fixed assets financed by leasing arrangements that approximate to the loan of money and in which the Group enjoys substantially all the risks and rewards of ownership (finance leases) are treated as if they have been purchased and the corresponding capital cost is shown as an obligation to the lessor. Leasing payments are treated as consisting of a capital element and finance cost; the capital element reducing the obligation to the lessor and the finance cost being written off to the profit and loss account over the period of the lease. Operating lease costs are charged to the profit and loss account as incurred.

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.

Repairs and renewals are charged to the profit and loss account as incurred.

XIII Depreciation and impairment of tangible and intangible fixed assets

Depreciation is provided so as to write off, on a straight line basis, the cost of tangible and intangible fixed assets including those held under finance leases. They are depreciated from the dates they are brought into use over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. No further depreciation is provided in respect of assets which are fully written down but are still in use.

The estimated useful lives for the main categories of fixed assets are:
Freehold and long leasehold buildings which house plant, and other works buildings	25 years
Other freehold and long leasehold buildings	50 years
Plant and machinery:
Iron and steelmaking	maximum 25 years
Other	maximum 15 years
IT equipment	maximum 8 years
Office equipment and furniture	10 years
Motor vehicles	4 years
Goodwill	maximum 20 years
Patents and trademarks	4 years

Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. These reviews assess the recoverable amount by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied in the period, of 9.5%, was based upon the Group’s weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units.

XIV Fixed asset investments

In the Group’s balance sheet, shares in joint ventures and associates are stated at the Group’s share of net assets and the unamortised portion of any goodwill arising on these investments. Loans and other investments are stated at cost.

In the Company’s balance sheet, investments are stated at cost except for the investment in Corus UK Limited. This investment, as permitted by section 133 of the Companies Act 1985, is recorded as the aggregate of the nominal value of shares issued to acquire the investment and fair value of other consideration given.

Provisions are made against investments if events or circumstances indicate that the carrying amount may not be recoverable.

Income from fixed asset investments comprises dividends declared up to the balance sheet date and, where relevant, is shown before deduction of overseas withholding taxes.

XV Own shares held under trust

The amount recorded in the balance sheet for shares in the Company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) Abstract 17 not to apply the requirement therein to Inland Revenue approved savings-related share option schemes and equivalent overseas schemes.

XVI Pensions

The regular cost of providing pension benefits is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of employees. Variations from regular cost arising from periodic actuarial valuations of the principal schemes are allocated to the profit and loss account so as to spread the surplus or deficit over the expected average remaining service lives of employees.

Differences between the amounts funded and amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. This accounting policy follows the principles of SSAP 24. As indicated on page 20 of the Review of the period the measurement criteria of FRS 17 have not been adopted early.

Return to contents page	53
Notes to the accounts
1. Segmental analysis
Turnover by location of Group entity is set out below:
	Joint venture turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom turnover	50	45	55	42	13
Other European turnover	169	177	305	232	73
North America turnover	–	3	95	68	27

Total turnover	219	225	455	342	113

	Group turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom gross turnover	3,267	3,573	5,444	4,439	1,005
Less: inter-segment turnover	(286)	(323)	(825)	(686)	(139)

	2,981	3,250	4,619	3,753	866

Other European gross turnover	3,560	3,703	5,825	4,728	1,097
Less: inter-segment turnover	(234)	(169)	(366)	(296)	(70)

	3,326	3,534	5,459	4,432	1,027

North America gross turnover	671	723	1,315	1,060	255
Less: inter-segment turnover	(32)	(53)	(71)	(55)	(16)

	639	670	1,244	1,005	239

Other areas	242	245	376	319	57

Total turnover	7,188	7,699	11,698	9,509	2,189

Of the above the following relates to discontinued operations:
	Group turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom gross turnover	–	32	691	573	118
Less: inter-segment turnover	–	(17)	(376)	(308)	(68)

	–	15	315	265	50

Other European gross turnover	–	60	1,269	1,059	210
Less: inter-segment turnover	–	(7)	(103)	(80)	(23)

	–	53	1,166	979	187

North America gross turnover	–	11	241	202	39
Less: inter-segment turnover	–	–	–	–	–

	–	11	241	202	39

Other areas	–	1	24	21	3

Total turnover	–	80	1,746	1,467	279

Return to contents page	54
Geographical market analysis of turnover by destination is set out below:
	Joint venture turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom	53	42	48	35	13
European Union (excluding UK)	105	108	133	109	24
Europe (excluding EU)	61	72	179	130	49
North America	–	3	95	68	27

	219	225	455	342	113

	Group turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom	2,071	2,291	3,274	2,635	639
European Union (excluding UK)	3,337	3,539	5,477	4,469	1,008
Europe (excluding EU)	321	360	541	455	86
North America	881	889	1,647	1,328	319
South America	44	63	79	65	14
Africa	81	104	103	75	28
Asia	429	426	512	434	78
Australasia	24	27	65	48	17

	7,188	7,699	11,698	9,509	2,189

Included above:
Exports from the United Kingdom	1,304	1,384	2,338	1,929	409
Sales to joint ventures and associated undertakings	135	137	187	149	38

Of the above the following relates to discontinued operations:
	Group turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

United Kingdom	–	9	201	166	35
European Union (excluding UK)	–	47	1,012	856	156
Europe (excluding EU)	–	6	126	108	18
North America	–	12	258	214	44
South America	–	–	11	10	1
Africa	–	–	7	6	1
Asia	–	5	109	88	21
Australasia	–	1	22	19	3

	–	80	1,746	1,467	279

Included above:
Sales to joint ventures and associated undertakings	–	–	43	28	15

Return to contents page	55
Business segment analysis of turnover is set out below:
	Joint venture turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Carbon steel	219	217	390	292	98
Stainless steel – discontinued operations	–	8	65	50	15

Total	219	225	455	342	113

	Group turnover

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Carbon steel	6,231	6,534	8,725	7,016	1,709
Aluminium	957	1,085	1,227	1,026	201
Stainless steel – discontinued operations	–	80	1,746	1,467	279

Total	7,188	7,699	11,698	9,509	2,189

Historical turnover on the stainless steel segment related entirely to sales of the subsidiary Avesta Sheffield AB (publ), and the Group’s share of the sales of its joint ventures. Avesta Sheffield AB (publ) was only a subsidiary of the Group until 22 Jan 2001, when it was merged with the stainless steel activities of Outokumpu Oyj to form the associate AvestaPolarit Oyj Abp. As it was an associate, turnover of the newly formed entity was not included in the analysis above. During the current period the investment in AvestaPolarit Oyj Abp has been disposed of. Hence all stainless steel segmental analyses are shown as discontinued.

Business segment analysis of result on ordinary activities before interest is set out below:
	Loss on ordinary activities before interest

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Group:
Carbon steel	(467)	(446)	(1,415)	(1,265)	(150)
Aluminium	21	58	109	94	15
Stainless steel – discontinued operations	–	3	150	138	12

Group operating loss	(446)	(385)	(1,156)	(1,033)	(123)
Share of operating results of joint ventures
and associated undertakings:
Carbon steel	4	10	–	1	(1)
Stainless steel – discontinued operations	17	2	–	1	(1)

Total operating loss	(425)	(373)	(1,156)	(1,031)	(125)
Profit on disposal of fixed assets	96	17	5	2	3
Profit on disposal of group undertakings:
Carbon steel	7	2	–	–	–
Aluminium	60	–	–	–	–
Stainless steel – discontinued operations	(48)	–	–	–	–

Loss on ordinary activities before interest	(310)	(354)	(1,151)	(1,029)	(122)

Until 22 Jan 2001, 100% of the operating result of Avesta Sheffield AB (publ) was included in the stainless steel segment of the Group operating loss. From that date, the Group’s 23% share of the results of AvestaPolarit Oyj Abp is shown in the share of operating results from associated undertakings. As noted above, during the current period the investment in AvestaPolarit Oyj Abp has been disposed of and therefore all stainless steel segmental analyses are shown as discontinued.

All profits on the disposal of fixed assets relate to carbon steel activities. The profit on disposal of fixed assets in the current period includes £65m in respect of the ongoing insurance settlement related to the rebuilding of the Port Talbot no.5 blast furnace, as discussed on page 6 of the Review of the period.

Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Return to contents page	56
Geographical market analysis of loss on ordinary activities before interest by location of Group entity is set out below:
	Loss on ordinary activities before interest

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Group:
United Kingdom	(453)	(408)	(1,287)	(1,166)	(121)
Other European	(14)	41	257	262	(5)
North America	16	(22)	(135)	(137)	2
Other areas	5	4	9	8	1

Group operating loss	(446)	(385)	(1,156)	(1,033)	(123)
Share of operating results of joint ventures
and associated undertakings:
United Kingdom	5	5	5	4	1
Other European	16	5	1	4	(3)
North America	–	2	(6)	(6)	–

Total operating loss	(425)	(373)	(1,156)	(1,031)	(125)
Profit on disposal of fixed assets	96	17	5	2	3
Profit on disposal of group undertakings:
United Kingdom	–	2	–	–	–
Other European	(41)	–	–	–	–
North America	60	–	–	–	–

Loss on ordinary activities before interest	(310)	(354)	(1,151)	(1,029)	(122)

All profits on the disposal of fixed assets relate to the United Kingdom. Of the above, the following relates to discontinued operations:
	Profit on ordinary activities before interest

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Group:
United Kingdom	–	–	46	42	4
Other European	–	3	95	88	7
North America	–	–	9	8	1

Group operating profit	–	3	150	138	12
Share of operating results of joint ventures
and associated undertakings:
Other European	17	2	–	1	(1)

Profit on ordinary activities before interest	17	5	150	139	11

Return to contents page	57
Tangible fixed assets and net assets by location of Group entity are set out below:
	Tangible fixed assets			Net assets

	28 Dec 2002	29 Dec 2001	30 Dec 2000	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Company and subsidiary undertakings:
United Kingdom	1,313	1,436	1,701	1,880	2,095	2,513
Other European	1,374	1,338	1,632	1,774	1,776	2,501
North America	174	278	340	245	313	333
Other areas	10	12	90	15	11	51

	2,871	3,064	3,763	3,914	4,195	5,398

Joint ventures and associated undertakings:
United Kingdom				24	20	18
Other European				62	414	77
North America				3	50	56
Other areas				2	2	2

				91	486	153

				4,005	4,681	5,551

Net debt				(1,236)	(1,560)	(1,676)

				2,769	3,121	3,875

Of the above, discontinued subsidiary operations contributed £102m to tangible fixed assets within United Kingdom, £279m within Other European, £31m within North America and £2m within Other areas as at 30 Dec 2000. Also these discontinued operations contributed £227m to net assets within the United Kingdom, £547m within Other European, £3m within North America and £1m within Other areas as at 30 Dec 2000. Discontinued operations contributed £348m to net assets within Other European joint ventures and associated undertakings as at 29 Dec 2001.

Tangible fixed assets and net assets by business segment are set out below:
	Tangible fixed assets			Net assets

	28 Dec 2002	29 Dec 2001	30 Dec 2000	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Company and subsidiary undertakings:
Carbon steel	2,508	2,707	2,971	3,452	3,727	4,124
Aluminium	363	357	378	462	468	509
Stainless steel – discontinued operations	–	–	414	–	–	765

	2,871	3,064	3,763	3,914	4,195	5,398

Joint ventures and associated undertakings:
Carbon steel				91	92	86
Aluminium				–	46	54
Stainless steel – discontinued operations				–	348	13

				91	486	153

				4,005	4,681	5,551

Net debt				(1,236)	(1,560)	(1,676)

				2,769	3,121	3,875

Net debt is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Return to contents page	58
2. Operating costs
	12 months	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Costs by type:
Continuing operations:
Raw materials and consumables	3,339	3,503	4,243	3,478	765
Maintenance costs (excluding own labour)	682	703	1,001	784	217
Other external charges (including fuels and
utilities, hire charges and carriage costs)	1,209	1,263	1,598	1,297	301
Employment costs (Note 4)	1,568	1,620	2,351	1,925	426
Depreciation (and other amounts written off
intangible fixed assets)	452	386	1,132	1,023	109
Regional development and other grants released	(7)	(10)	(16)	(13)	(3)
Other operating costs	436	533	809	700	109
Changes in stock of finished goods and work in progress	(34)	54	175	45	130
Own work capitalised	(11)	(46)	(35)	(28)	(7)

	7,634	8,006	11,258	9,211	2,047

Discontinued operations:
Raw materials and consumables	–	36	910	792	118
Maintenance costs (excluding own labour)	–	3	59	48	11
Other external charges (including fuels and
utilities, hire charges and carriage costs)	–	9	197	156	41
Employment costs (Note 4)	–	13	255	210	45
Depreciation (and other amounts written off
intangible fixed assets)	–	–	46	37	9
Regional development and other grants released	–	–	(1)	(1)	–
Other operating costs	–	10	195	149	46
Changes in stock of finished goods and work in progress	–	7	(65)	(60)	(5)

	7,634	8,084	12,854	10,542	2,312

Costs by function:
Continuing operations:
Costs of goods sold	6,925	7,249	9,334	7,475	1,859
Selling, general and administrative expenses	656	749	894	720	174
Exceptional items (Note 3)	53	8	1,030	1,016	14

	7,634	8,006	11,258	9,211	2,047
Discontinued operations:
Costs of goods sold	–	78	1,479	1,237	242
Selling, general and administrative expenses	–	–	114	92	22
Exceptional items (Note 3)	–	–	3	2	1

	7,634	8,084	12,854	10,542	2,312

Return to contents page	59

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

The above costs are stated after including:
Continuing operations:
Purchases from joint ventures and associated undertakings	40	25	13	12	1
Amortisation of intangible fixed assets	34	12	11	9	2
Depreciation of owned assets (including
accelerated depreciation)	416	372	1,115	1,010	105
Depreciation of assets held under finance leases	2	2	6	4	2
Operating leases:
Plant and machinery	53	50	56	49	7
Leasehold property	29	22	42	34	8
Costs of research and development (gross)	71	66	103	85	18
Recoveries on research and development	(6)	(6)	(7)	(6)	(1)
Provision for doubtful debts	4	4	17	10	7
Costs incurred rendering software Year 2000 compliant	–	–	3	1	2
Costs incurred on merger, acquisition and disposal activity	23	–	–	–	–

Discontinued operations:
Amortisation of intangible fixed assets	–	–	1	1	–
Depreciation of owned assets (including
accelerated depreciation)	–	–	45	36	9
Operating leases:
Plant and machinery	–	–	5	5	–
Leasehold property	–	–	7	6	1
Costs of research and development (gross)	–	–	10	8	2
Provision for doubtful debts	–	–	2	(3)	5
Pension refund at Avesta Sheffield AB	–	–	(26)	(26)	–

		Operating costs
		before exceptional		Exceptional
		items		items	Total
		£m		£m	£m

The above costs in the 12 months to 28 Dec 2002 include:
Raw materials and consumables			3,339	–	3,339
Maintenance costs (excluding own labour)			682	–	682
Other external charges			1,209	–	1,209
Employment costs (Note 4)			1,582	(14)	1,568
Depreciation (and other amounts written off intangible fixed assets)			347	105	452
Regional development and other grants released			(7)	–	(7)
Other operating costs			474	(38)	436
Changes in stock of finished goods and work in progress			(34)	–	(34)
Own work capitalised			(11)	–	(11)

			7,581	53	7,634

Return to contents page	60
Remuneration of Group’s auditors
	12 months to	12 months to	15 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£000	£000	£000

In respect of the audit:
Corus Group plc	10	10	15
Subsidiary undertakings:
Corus UKLimited	781	783	928
Other subsidiary undertakings: Group auditors	1,966	1,963	3,074
Other subsidiary undertakings: non-Group auditors	–	75	2,672

	2,757	2,831	6,689

Amounts paid to Group auditors in respect of other work:
UK	2,551	881	3,578
Overseas	1,257	1,152	2,965

	3,808	2,033	6,543

Total	6,565	4,864	13,232

Amounts paid to Group auditors in respect of other work is largely in respect of tax, financial, accounting, acquisition and disposal advice and not for consultancy work. In 2002, £2m was paid in respect of the acquisition and disposal related services.

3. Rationalisation and impairment exceptional items
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Credits for rationalisation and related measures:
Redundancy and related costs	(22)	(48)	–	–	–
Accelerated depreciation	(14)	–	–	–	–
Other asset write downs	(5)	(13)	–	–	–
Other rationalisation costs	(45)	–	–	–	–
	(86)	(61)	–	–	–
Provision for rationalisation and related measures:
Redundancy and related costs	8	39	202	194	8
Accelerated depreciation	96	5	590	585	5
Accelerated amortisation	23	–	–	–	–
Other asset write downs	2	–	111	111	–
Other rationalisation costs	10	25	130	128	2
	139	69	1,033	1,018	15

	53	8	1,033	1,018	15

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

The net charge in each period may be analysed
by business segment, as follows:
Carbon steel	45	10	1,030	1,016	14
Aluminium	8	(2)	–	–	–
Stainless steel – discontinued operations	–	–	3	2	1

	53	8	1,033	1,018	15

These items are discussed in detail in the Review of the period on pages 5 and 6.

Return to contents page	61
4. Employees
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

The total employment costs of all employees
(including directors) in the Group were:
Continuing operations:
Wages and salaries	1,370	1,366	1,829	1,474	355
Social security costs	165	215	216	173	43
Other pension costs (Note 32)	47	48	107	86	21
Redundancy and related costs (Note 3)	(14)	(9)	199	192	7

	1,568	1,620	2,351	1,925	426
Discontinued operations:
Wages and salaries	–	9	178	144	34
Social security costs	–	3	53	44	9
Other pension costs (Note 32)	–	1	21	20	1
Redundancy and related costs (Note 3)	–	–	3	2	1

	1,568	1,633	2,606	2,135	471

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited

The average weekly number of employees by business
segment on the Group’s payroll during the period were:
Carbon steel	45,800	49,400	52,600	52,600	52,600
Aluminium	5,800	5,800	5,700	5,700	5,600
Stainless steel – discontinued operations	–	400	6,400	6,400	6,400

	51,600	55,600	64,700	64,700	64,600

5. Share of results of joint ventures and associated undertakings
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Continuing operations:
Share of operating results:
Joint ventures	5	10	(2)	–	(2)
Associated undertakings	(1)	–	2	1	1

	4	10	–	1	(1)
Discontinued operations:
Share of operating results:
Associated undertakings	20	14	–	1	(1)
Share of exceptional items:
Associated undertakings	–	(5)	–	–	–
Amortisation of goodwill:
Associated undertakings	(3)	(7)	–	–	–

Total net share of operating results	21	12	–	2	(2)
Net interest receivable:
Joint ventures	–	–	1	1	–
Net interest payable:
Joint ventures	(1)	(2)	(7)	(7)	–
Associated undertakings	(1)	(3)	–	–	–

Share of results before taxation	19	7	(6)	(4)	(2)
Taxation (Note 7)	(6)	(5)	(2)	(2)	–

Share of results after taxation	13	2	(8)	(6)	(2)
Receivable in dividends:
Subsidiary undertakings	(8)	(11)	(8)	(7)	(1)

Retained (Note 13)	5	(9)	(16)	(13)	(3)

Return to contents page	62
6. Net interest and investment income
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Dividends from other fixed asset investments	–	–	1	1	–
Interest receivable	17	15	39	29	10

	17	15	40	30	10

Less: Interest payable:
Bank loans and overdrafts	26	35	28	24	4
Other interest payable	82	81	126	103	23

	108	116	154	127	27
Finance leases	1	2	4	3	1

	109	118	158	130	28

Net interest and investment income	(92)	(103)	(118)	(100)	(18)

7. Taxation
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Taxation based on loss on ordinary activities for the period:
The Group:
UK corporation tax at 30%	2	25	6	6	–
Double tax relief	(2)	(25)	(5)	(5)	–
UK prior year (credit)/charge	(3)	1	(1)	(27)	–
Overseas prior year charge/(credit)	19	(7)	(26)	–	–
Overseas taxes	15	28	31	50	(19)

Current tax	31	22	5	24	(19)
Origination and reversal of timing differences	(31)	(81)	(417)	(376)	(41)
Reassessment of opening asset (see Note 15)	73	–	–	–	–
(Decrease)/increase in discount	(2)	23	70	65	5
UK deferred tax	40	(58)	(347)	(311)	(36)
Origination and reversal of timing differences	(29)	(17)	57	42	15
Decrease/(increase) in discount	13	5	(3)	(3)	–
Overseas deferred tax	(16)	(12)	54	39	15

	55	(48)	(288)	(248)	(40)
Joint ventures (Note 5)	2	3	1	1	–
Associated undertakings (Note 5)	4	2	1	1	–

	61	(43)	(286)	(246)	(40)

The current tax charge/(credit) reconciles with the standard rate of UK corporation tax as follows:
Tax on Group result before results of joint ventures and
associated undertakings at standard rate 30%	(127)	(141)	(381)	(339)	(42)
Temporary differences between taxable and
accounting profit:
Accelerated capital allowances	39	(5)	120	111	9
Other timing differences	(7)	95	217	201	16
Prior year charge/(credit)	16	(6)	(27)	(27)	–
Permanent differences	110	79	76	78	(2)

	31	22	5	24	(19)

The total taxation charge/(credit) in future periods will be affected by a number of factors including changes to the corporation tax rates in force in the countries in which the Group operates. Current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation of tangible fixed assets. The deferred tax charge will also be affected by the value of the deferred tax asset recognised for tax losses recoverable against future taxable profits within a time horizon that the directors consider more likely than not to occur (see Note 15). There is no tax effect of the exceptional items relating to the profit on sale of fixed assets and the profit on disposal of Group undertakings as shown on the face of the profit and loss account.

Return to contents page	63
8. Result of the Company

Of the Group loss after taxation, a loss of £19m (29 Dec 2001: profit of £23m; 15 months to 30 Dec 2000: profit of £390m) is attributable to the Company. The Company has taken advantage of the exemption under section 230 of the Companies Act 1985 allowing it not to present its own profit and loss account.

9. Dividends
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

On ordinary shares:
Interim dividend of nil (12 months to 29 Dec 2001: nil;
15 months to 30 Dec 2000: 1p) per share	–	–	31	31	–
Proposed final dividend of nil (12 months to 29 Dec 2001: nil;
15 months to 30 Dec 2000: nil) per share	–	–	–	–	–

	–	–	31	31	–

10. Earnings per ordinary share

The loss per share has been calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. Both the basic and diluted loss have been calculated as follows:

	12 months to	12 months to	15 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	No. m	No. m	No. m

Weighted average number of shares in issue during the period and used to calculate:
Basic loss per share	3,127	3,122	3,110
Dilutive effects of share options	21	23	3
Dilutive effects of 4.625% convertible debenture 2007	97	97	97
Dilutive effects of 3% convertible bond 2007	234	–	–

Diluted loss per share	3,479	3,242	3,210

The trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust’s holding of shares in the Company, and therefore these shares are not included in the calculation of earnings per share.

	12 months to	12 months to	15 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Loss during the period and used to calculate:
Basic loss per share	(458)	(419)	(1,042)
Finance costs of 4.625% convertible debenture 2007	4	5	6
Finance costs of 3% convertible bond 2007	6	–	–
Taxation effect of these dilutions	(3)	(2)	(2)

Diluted loss per share	(451)	(416)	(1,038)

Return to contents page	64
11. Intangible fixed assets
	The Group

	Patents and
	trademarks	Goodwill	Total
	£m	£m	£m

Cost at beginning of period	4	154	158
Additions	1	6	7
Exchange translation differences	–	(1)	(1)
Disposals	–	(2)	(2)

Cost at end of period	5	157	162

Amortisation at beginning of period	2	21	23
Charge for the period	1	10	11
Accelerated amortisation (Note 3)	–	23	23

Amortisation at end of period	3	54	57

Net book value at 28 Dec 2002	2	103	105

Net book value at 29 Dec 2001	2	133	135

Cost at 30 Dec 2000	4	160	164
Depreciation at 30 Dec 2000	1	11	12

Net book value at 30 Dec 2000	3	149	152

The goodwill arising on the acquisition of Corus Nederland BV is being amortised on a straight line basis over 15 years. Goodwill in respect of other acquisitions made is being amortised on a straight line basis of up to 20 years. These are the periods over which the directors estimate that the values of the businesses acquired are expected to exceed the value of their underlying assets.

12. Tangible fixed assets
	The Group

			Assets in
	Land and	Plant and	course of
	buildings	machinery	construction	Total
	£m	£m	£m	£m

Cost at beginning of period	1,127	7,125	133	8,385
Additions	7	38	143	188
Acquisitions (Note 34)	4	6	–	10
Disposals	(44)	(134)	–	(178)
Exchange translation differences	20	51	5	76
Transfers and other movements	5	118	(123)	–

Cost at end of period	1,119	7,204	158	8,481

Depreciation at beginning of period	599	4,982	–	5,581
Charge for the period	36	300	–	336
Accelerated depreciation (Note 3)	(1)	83	–	82
Disposals	(22)	(119)	–	(141)
Exchange translation differences	4	12	–	16

Depreciation at end of period	616	5,258	–	5,874

Net book value at 28 Dec 2002	503	1,946	158	2,607

Loose plant, tools and spares (net book value)				264

				2,871

Net book value at 29 Dec 2001	528	2,143	133	2,804

Loose plant, tools and spares (net book value)				260

				3,064

Cost at 30 Dec 2000	1,284	7,798	256	9,338
Depreciation at 30 Dec 2000	655	5,195	–	5,850

Net book value at 30 Dec 2000	629	2,603	256	3,488

Loose plant, tools and spares (net book value)				275

				3,763

Return to contents page	65

(i)

Included above are fully depreciated assets with an original cost of £2,070m (29 Dec 2001: £1,855m; 30 Dec 2000: £1,450m) which are still in use. In addition, there are fully depreciated assets with an original cost of £453m (29 Dec 2001: £306m; 30 Dec 2000: £163m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere in the business.

		28 Dec 2002	29 Dec 2001	30 Dec 2000
		£m	£m	£m

(ii)	The net book value of land and buildings comprises:
	Freehold	478	517	616
	Long leasehold (over 50 years unexpired)	7	9	12
	Short leasehold	18	2	1

		503	528	629

	Which may be further analysed as:
	Assets held under finance leases:
	Cost	40	21	22
	Accumulated depreciation	(4)	(1)	(1)

		36	20	21
	Owned assets	467	508	608

		503	528	629

(iii)	The net book value of plant and machinery comprises:
	Assets held under finance leases:
	Cost	31	123	145
	Accumulated depreciation	(30)	(111)	(109)

		1	12	36
	Owned assets	1,945	2,131	2,567

		1,946	2,143	2,603

(iv)	The net book value of loose plant, tools and spares comprises:
	Cost	604	603	638
	Accumulated depreciation and provisions	(340)	(343)	(363)

		264	260	275

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of tangible fixed assets.

13. Fixed asset investments
	The Company

	Shares in	Loans to
	subsidiary	subsidiary
	undertakings	undertakings	Total
	£m	£m	£m

Cost at beginning of period	3,159	49	3,208
Additions	8	–	8
Disposals	–	(51)	(51)
Exchange	–	2	2

Cost and net book value at 28 Dec 2002	3,167	–	3,167

Cost and net book value at 29 Dec 2001	3,159	49	3,208

Cost and net book value at 30 Dec 2000	3,159	–	3,159

Return to contents page	66

	The Group

		Loans to
	Interests in	joint ventures
	joint ventures	and
	and	associated	Other	Other
	associated	undertakings	investments	loans
	undertakings	(Note 21)	(Note 21)	(Note 21)	Total
	£m	£m	£m	£m	£m

Cost at beginning of period	469	31	42	10	552
Additions and transfers	6	–	8	–	14
Disposals (Note 35)	(408)	(29)	–	(3)	(440)
Exchange translation differences	17	–	–	–	17

Cost at 28 Dec 2002	84	2	50	7	143

Goodwill at beginning of period	93	–	–	–	93
Amortisation charge for the period	(3)	–	–	–	(3)
Disposals (Note 35)	(90)	–	–	–	(90)

Goodwill at 28 Dec 2002	–	–	–	–	–

Share of post acquisition reserves at beginning of period	(48)	–	–	–	(48)
Share of results in period retained	8	–	–	–	8
Disposals (Note 35)	51	–	–	–	51
Exchange difference	(1)	–	–	–	(1)

Share of post acquisition reserves at end of period	10	–	–	–	10

Provisions at beginning of period	28	18	–	–	46
Additions	2	–	–	–	2
Disposals (Note 35)	(27)	(18)	–	–	(45)

Provisions at 28 Dec 2002	3	–	–	–	3

Net book value at 28 Dec 2002	91	2	50	7	150

Net book value at 29 Dec 2001	486	13	42	10	551

Cost at 30 Dec 2000	230	34	47	12	323
Share of post acquisition reserves at 30 Dec 2000	(47)	–	–	–	(47)
Provisions at 30 Dec 2000	30	18	–	–	48

Net book value at 30 Dec 2000	153	16	47	12	228

(i)	The Group owns 22,832 of its own shares (nominal value: £11,416; market value: £6,165) that are held in a QUEST to satisfy future exercise of options under the Corus Sharesave Scheme.
(ii)	As at the date of acquisition Precoat International plc (Note 34) owned 38,393 shares in the Company (nominal value: £19,197; market value: £10,366).
(iii)	The Company’s main subsidiaries and investments are listed in Note 37.
(iv)

Goodwill on interests in joint ventures and associated undertakings arose entirely on the Group’s investment in AvestaPolarit Oyj Abp. The cost of goodwill at the beginning of the period was £100m and accumulated amortisation was £7m.

Return to contents page	67
14. Stocks
		The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Raw materials and consumables	472	502	557
Work in progress	387	375	505
Finished goods and goods for resale	478	443	657

	1,337	1,320	1,719

15. Debtors: amounts falling due after more than one year
	The Company			The Group

28 Dec 2002

		29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Deferred tax assets	3	3	–	137	177	105
Prepaid pension costs (Note 32)	–	–	–	320	291	273

	3	3	–	457	468	378

	The Company			The Group

28 Dec 2002

		29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

The movement on the deferred tax assets is as follows:
At beginning of period	3	–	–	177	105	–
Profit and loss account	–	3	–	(40)	59	105
Reclassifications from provisions	–	–	–	–	13	–

At end of period	3	3	–	137	177	105

	The Company			The Group

28 Dec 2002

		29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

The deferred tax assets are made up as follows:
Pension prepayment	–	–	–	(27)	(26)	(29)
Accelerated capital allowances	–	–	–	(170)	(213)	(228)
Tax losses	3	3	–	264	338	226
Other timing differences	–	–	–	67	81	117

	3	3	–	134	180	86
Discount	–	–	–	3	(3)	19

	3	3	–	137	177	105

The deferred tax assets of £137m (29 Dec 2001: £177m; 30 Dec 2000: £105m) are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of £1,390m (29 Dec 2001: £624m; 30 Dec 2000: £336m). These include UK losses of £831m (29 Dec 2001: £203m). The increase in the value of UK losses not recognised comprises current year losses of £341m and previously recognised losses of £287m.

16. Debtors: amounts falling due within one year
	The Company			The Group

28 Dec 2002

		29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Trade debtors	–	–	–	1,041	1,191	1,699
Less allowances for doubtful debts	–	–	–	(46)	(48)	(70)

	–	–	–	995	1,143	1,629
Amounts owed by joint ventures	–	–	–	26	11	38
Amounts owed by associated undertakings	–	–	–	5	9	–
UK corporation tax	–	–	–	6	3	14
Overseas taxation	–	–	–	36	57	40
Other debtors	–	3	–	173	173	164

	–	3	–	1,241	1,396	1,885

On 18 Apr 2002, Corus launched a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade debtors to a third party which is funded ultimately in the commercial paper markets.

Cash advanced against this pool takes into account, inter alia, the risks that may be attached to the debtors and the expected collection period. Under FRS 5 ‘Reporting the substance of transactions’ the cash advanced has been offset against the assigned trade debtors in a linked presentation on the face of the balance sheet. Included within debtors due within one year are the following amounts:

Return to contents page	68
	The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Securitised gross trade debtors	293	–	–
Less non returnable proceeds	(181)	–	–

Net securitised trade debtors	112	–	–
Other trade debtors	883	1,143	1,629

Total trade debtors	995	1,143	1,629

The Group is not obliged, and does not intend, to support any losses arising from the assigned debtors against which cash has been advanced. In the event of default in payment by a debtor, the providers of the finance will seek repayment of cash advanced, as to both principal and interest, only from the remainder of the pool of debtors in which they hold an interest. Repayment will not be sought from the Group in any other way.

17. Short term investments
		The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Short term investments include:
Deposits within 3 months of maturity when acquired	39	4	40
Other short term deposits	1	7	2

	40	11	42

18. Creditors: amounts falling due within one year
	The Company			The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Bank overdrafts (Note 20)	–	–	–	36	27	58
7% Debenture stock 2002 (Note 20)	–	–	–	–	70	–
Other loans (Note 20)	3	4	5	41	31	119
Obligations under finance leases (Note 20)	–	–	–	1	4	6
Trade creditors	–	–	–	1,047	1,052	1,086
Amounts owed to joint ventures	–	–	–	4	2	6
Amounts owed to associated undertakings	–	–	–	2	2	1
UKcorporation tax	–	–	–	–	–	1
Overseas taxes	–	–	–	121	108	73
Other taxation and social security	–	–	–	44	96	60
Other creditors	14	2	–	340	337	424

	17	6	5	1,636	1,729	1,834

Loans of £283m (29 Dec 2001: £487m; 30 Dec 2000: £537m) drawn down under syndicated facilities extending to 2004 have been included in Creditors: amounts falling due after more than one year, as amounts borrowed for short term periods may effectively be renewed at the Company’s option. Interest has been charged at rates varying between 2.9% and 6.1% on those loans during the year.

Other creditors include amounts provided in respect of interest, capital expenditure, insurances, holiday pay, other employment costs and sundry other items.

Return to contents page	69
19. Creditors: amounts falling due after more than one year
	The Company			The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000

28 Dec 2002

					29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Borrowings (Note 20):
7% Debenture stock 2002	–	–	–	–	–	73
6.75% Debenture stock 2004	–	–	–	60	57	60
5.375% Eurobond 2006	–	–	–	257	242	249
3% Unsubordinated convertible bond 2007 (Note 26)	196	–	–	196	–	–
4.625% Subordinated convertible debenture
loan 2007 (Note 26)	–	–	–	113	109	115
5.625% Debenture stock 2008	–	–	–	87	82	84
6.75% Bonds 2008	–	–	–	198	198	198
11.5% Debenture stock 2016	–	–	–	150	150	150
Bank and other loans	–	86	–	325	748	803
Obligations under finance leases	–	–	–	42	26	34

	196	86	–	1,428	1,612	1,766
Amounts owed to subsidiary undertakings	226	375	433	–	–	–
Other creditors	–	–	–	36	34	71

	422	461	433	1,464	1,646	1,837

Amounts owed to subsidiary undertakings by the Company represent loans with no fixed repayment date.
	The Group

28 Dec 2002

		29 Dec 2001	30 Dec 2000
	£m	£m	£m

An analysis of other creditors by currency is set out below:
Sterling	33	28	26
Euros	2	4	37
US Dollars	1	1	4
Swedish Kronor	–	–	4
Singapore Dollars	–	1	–

	36	34	71

These are due for repayment after five years and are not subject to interest.

Return to contents page	70
20. Borrowings and finance leases
(i)	The currency and interest exposure of gross borrowings of the Group at 28 Dec 2002 is as follows:
			Weighted
		Weighted	average time
		average	for which	Fixed rate	Floating rate	Zero rate	Total	Total	Total
		interest rate	rate is fixed	borrowings	borrowings	borrowings	28 Dec 2002	29 Dec 2001	30 Dec 2000
		%	years	£m	£m	£m	£m	£m	£m

	Sterling	8.6	9.5	378	151	–	529	691	580
	US Dollars	3.0	0.6	4	175	–	179	337	369
	Euros	4.8	3.9	733	14	12	759	697	967
	Swedish Kronor	–	–	–	–	–	–	–	13
	Other	4.4	2.5	16	23	–	39	19	20

				1,131	363	12	1,506	1,744	1,949

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings have a weighted average maturity of 2.5 years.

	The weighted average interest rate on short term borrowings was 4.6% (12 months to 29 Dec 2001: 6.1%; 15 months to 30 Dec 2000: 5.0%).

(ii)	The maturity of borrowings is as follows:
				The Company			The Group

28 Dec 2002

					29 Dec 2001	30 Dec 2000	28 Dec 2002	29 Dec 2001	30 Dec 2000
				£m	£m	£m	£m	£m	£m

	In one year or less or on demand			3	4	5	82	134	185
	Between one and two years			–	–	–	356	13	260
	Between two and three years			–	86	–	25	785	11
	Between three and four years			–	–	–	265	11	636
	Between four and five years			196	–	–	301	246	27
	More than five years			–	–	–	512	561	841

				199	90	5	1,541	1,750	1,960
	Less: amounts representing interest in future Less: minimum lease payments			–	–	–	(35)	(6)	(11)

				199	90	5	1,506	1,744	1,949

	Amounts falling due within one year			3	4	5	78	132	183
	Amounts falling due after more than one year			196	86	–	1,428	1,612	1,766

(iii)	The maturity of undrawn committed borrowing facilities of the Group is as follows:
							28 Dec 2002	29 Dec 2001	30 Dec 2000
							£m	£m	£m

	In one year or less (see (iv) below)						312	5	325
	Between one and two years						624	–	3
	More than two years						12	756	508

							948	761	836

Total unutilised bank facilities were £1,140m (29 Dec 2001: £1,018m; 30 Dec 2000: £1,167m). These facilities contained various covenants, the most onerous of which are that the Group gearing ratio (based on net tangible worth) should not exceed 75% and that net tangible worth should not be less than £2,500m.

(iv)

On 31 Jan 2001, Corus entered into a new three year €2,400m bank facility. This new facility substantially replaced all of the committed bank facilities of Corus UK Limited and Corus Nederland BV. This facility was reduced in Jan 2002 by the value of the net proceeds of the convertible bond (see (vii) below), and in Apr 2002 by €240m, being most of the proceeds of the debtor securitisation (see Note 16). The facility was further reduced following the period end, on 30 Dec 2002, by voluntary cancellation of €460m, of which €260m would have matured in Jan 2003 and €100m in Mar 2003. The facility now stands at €1,400m.

(v)

The 11.5% Debenture stock 2016 (see Note 19) is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UKLimited situated in the UK shall not be less than £2,000m.

(vi)

The other Bonds, Eurobond and other Debenture stock (see Note 19) are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii)

On 11 Jan 2002 €307m 3% Guaranteed Convertible Unsubordinated Bonds due 2007 were issued by the Company. They were unconditionally and irrevocably guaranteed by Corus UK Limited. The proceeds from this issue were used to pay down and cancel €300m of the syndicated bank facility.

Return to contents page	71

21. Currency and interest rate profile of financial assets and liabilities
(i)	The currency and interest exposure of current financial assets of the Group at 28 Dec 2002 is as follows:
			Short term investments	28 Dec 2002		Short term investments	29 Dec 2001		Short term investments	30 Dec 2000
		Cash	(Note 17)	Total	Cash	(Note 17)	Total	Cash	(Note 17)	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m

	Currency:
	Sterling	82	37	119	85	1	86	53	–	53
	US Dollars	47	–	47	16	3	19	24	11	35
	Euros	57	3	60	37	7	44	101	27	128
	Swedish Kronor	3	–	3	6	–	6	24	4	28
	Other currencies	41	–	41	29	–	29	29	–	29

		230	40	270	173	11	184	231	42	273

	Interest rate:
	Floating rate	230	–	230	173	–	173	231	–	231
	Fixed rate	–	40	40	–	11	11	–	42	42

		230	40	270	173	11	184	231	42	273

Short term investments are deposits for periods not exceeding one year and the weighted average interest rate was 3.6% (29 Dec 2001: 4.0%; 30 Dec 2000: 4.9%). During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

(ii)	The currency and interest exposure of long term financial assets (Note 13) of the Group as at 28 Dec 2002 is as follows:

			Weighted	Weighted	Fixed rate	Floating rate	Zero rate
			average	average time	long term	long term	long term
			interest	for which	financial	financial	financial	Total	Total	Total
			rate	rate is fixed	assets	assets	assets	28 Dec 2002	29 Dec 2001	30 Dec 2000
			%	years	£m	£m	£m	£m	£m	£m

	Sterling		4.3	2.0	14	2	–	16	17	24
	US Dollars		5.4	11.2	7	–	1	8	11	6
	Euros		4.9	8.4	21	2	5	28	32	35
	Other		2.0	10.0	7	–	–	7	5	10

					49	4	6	59	65	75

	Loans in fixed asset investments							9	23	28
	Other fixed asset investments							50	42	47
(iii)

Of the other fixed asset investments above, £48m (29 Dec 2001: £42m; 30 Dec 2000: £40m) are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group. Of this amount £14m (29 Dec 2001: £11m; 30 Dec 2000: £14m) relates to UK listed investments, market value £14m (29 Dec 2001: £11m; 30 Dec 2000: £14m) and £33m (29 Dec 2001: £25m; 30 Dec 2000: £19m) is listed overseas, market value £33m (29 Dec 2001: £25m; 30 Dec 2000: £18m).

(iv)

Other fixed asset investments have contractual maturities within one year of £11m, between two and five years of £12m and greater than five years of £23m. The remaining investments do not have contractual maturity dates. The fixed interest rates for investments range from 1.4% to 8.0%.

(v)	Details of financial liabilities are contained in Notes 20 and 25.

Return to contents page	72
22. Currency analysis of net assets
The Group’s net assets by principal currency at 28 Dec 2002 are:
	Net assets by	Cash and
	currency of	short term	Gross	Net
	operations	investments	borrowings	investment
	£m	£m	£m	£m

Sterling	1,904	119	(529)	1,494
US Dollars	141	47	(179)	9
Euros	1,778	60	(759)	1,079
Swedish Kronor	21	3	–	24
Other	161	41	(39)	163

	4,005	270	(1,506)	2,769

The Group’s policy is to protect the value in translation of assets denominated in foreign currency and, therefore, to hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra-effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy which was applied consistently throughout the period.

The Group hedges substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in the profit and loss account.

23. Financial instruments

Corus uses certain financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments used, which are confined principally to forward foreign exchange contracts, forward rate agreements, options and London Metal Exchange contracts, involve elements of credit and market rate risk in excess of the amounts recognised in the accounts.

Credit risk arises from the possible failure of counter-parties to meet their obligations under the instruments. However counter-parties are established banks and financial institutions with high credit ratings and Corus continually monitors each institution’s credit quality and limits by policy the amount of credit exposure to any one of them. The Group’s theoretical risk is the cost of replacement at current market prices of these transactions in the event of default by counter-parties. Management believes that the risk of incurring such losses is remote. Underlying principal amounts are not at risk.

Market risk arises as a consequence of fluctuations in foreign exchange rates, interest rates and commodity prices. The market risk associated with financial instruments is controlled by means of trading limits and monitoring systems. The instruments detailed above are employed as hedges of transactions included in the accounts or for firm contractual commitments almost all of which mature within one year.

The contract or notional amounts of financial instruments with off-balance sheet risk are as follows:

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Foreign exchange contracts	983	915	885
Commodity futures and contracts	241	251	203

The contract or notional amounts of these instruments reflect the volume of activity in particular classes of financial instrument. They do not represent the considerably lower amount of credit and market risk to which the Group is exposed. Corus does not believe it is exposed to any material concentrations of credit risk. Details of guarantees are given in Note 30.

Return to contents page	73

24. Fair values of the Group’s financial instruments

The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Financial review on page 22. Short term debtors and creditors have been excluded from all financial instruments disclosures.

	Book value	Fair value	Book value	Fair value	Book value	Fair value
	28 Dec 2002	28 Dec 2002	29 Dec 2001	29 Dec 2001	30 Dec 2000	30 Dec 2000
	£m	£m	£m	£m	£m	£m

Financial assets:
Cash and short term investments (i) (Note 17)	270	270	184	184	273	273
Loans to joint ventures and associated undertakings (Note 13)	2	2	13	13	16	16
Other loans (Note 13)	7	7	10	10	12	12
Other investments (ii) (Note 13)	50	50	42	42	47	47
Financial liabilities:
Short term borrowings (i) (Note 18)	(78)	(78)	(132)	(132)	(183)	(183)
Long term borrowings (iii) (Note 19)	(1,428)	(1,197)	(1,612)	(1,522)	(1,766)	(1,692)
Unrecognised financial instruments:
Foreign exchange contracts (iv)	–	1	–	(4)	–	4
Commodity futures (iv)	–	(3)	–	(25)	–	(4)

	(1,177)	(948)	(1,495)	(1,434)	(1,601)	(1,527)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of financial instruments.

Investment securities and long term borrowings are valued at market prices. The fair values of derivatives generally reflect the estimated amounts that the Group would receive or pay to terminate the contracts at 28 Dec 2002, thereby taking into account the current unrealised gains or losses of open contracts. Market rates are available for all of the Group’s derivatives.

(i)	The fair values of cash, short term investments and short term borrowings approximate to their book values due to their short term nature.
(ii)	Fair values of other investments are provided by independent fund managers, and are based on quoted market prices or dealer quotes.
(iii)

£363m (29 Dec 2001: £781m; 30 Dec 2000: £973m) of borrowings are with variable rate terms, for which carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,143m (29 Dec 2001: £963m; 30 Dec 2000: £976m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms.

(iv)

The fair value of forward foreign exchange contracts and commodity futures is the net amount that the Group would receive or pay, after settlement of transactions already recorded in the balance sheet.

(v)	Both short term and long term debtors and trade or other creditors, as well as provisions have fair values which approximate to their book values and are therefore excluded from the table.
Corus does not use any of the instruments mentioned above for the purposes of speculation.
The following table shows the maturity profile of unrecognised gains and losses on hedges:

	Gains	Losses	Net total	Net total
	2002	2002	2002	2001
	£m	£m	£m	£m

Unrecognised losses on hedges at beginning of period	–	(29)	(29)	–
Losses arising in previous years recognised in current period	–	29	29	–
Losses arising before start of period not recognised in current period	–	–	–	–
Unrecognised gains arising during current year	1	–	1	–
Unrecognised losses arising during current year	–	(3)	(3)	(29)

Unrecognised gains/(losses) on hedges at end of period	1	(3)	(2)	(29)

Gains/(losses) expected to be recognised in following period	1	(3)	(2)	(29)

Return to contents page	74
25. Provisions for liabilities and charges
	The Group

			Insurance
	Rationalisation	Deferred	(Accounting	Pensions		Total	Total	Total
	costs	tax	policy note vii)	(Note 32)	Other	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	224	146	18	145	43	576	795	467
Acquisitions	–	–	–	–	–	–	–	302
Exchange translation differences	–	9	–	10	2	21	(10)	(4)
Charges to profit and loss account	18	–	–	19	23	60	96	368
Releases to profit and loss account	(67)	(16)	(2)	–	(4)	(89)	(62)	(188)
Disposals (Note 35)	–	–	–	(2)	–	(2)	–	–
Deconsolidation of Avesta Sheffield AB	–	–	–	–	–	–	(92)	–
Reclassifications	–	(3)	–	34	–	31	13	(3)
Utilised in period	(57)	–	–	(7)	(11)	(75)	(164)	(147)

At end of period	118	136	16	199	53	522	576	795

(i)		By Value			Related employee numbers

28 Dec 2002

			29 Dec 2001	30 Dec 2000

28 Dec 2002

						29 Dec 2001	30 Dec 2000
		£m	£m	£m	No.	No.	No.

	Rationalisation costs include redundancy provisions as follows:
	At beginning of period	80	192	59	3,202	7,327	2,478
	Acquisitions	–	–	18	–	–	705
	Group charge for rationalisation (across manufacturing, selling, distribution and administration)	8	39	202	533	1,753	7,903
	Released to profit and loss account	(22)	(48)	–	(867)	(1,616)	–
	Deconsolidation of Avesta Sheffield AB	–	(4)	–	–	(118)	–
	Utilised during the period	(34)	(99)	(87)	(1,584)	(4,144)	(3,759)

	At end of period	32	80	192	1,284	3,202	7,327

					28 Dec 2002	29 Dec 2001	30 Dec 2000
					£m	£m	£m

	Other rationalisation costs provided include:
	Onerous lease payments relating to unutilised premises				7	10	10
	Environmental clean up costs				38	70	68
	Contract terminations				2	15	16

	Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.
(ii)

Rationalisation provisions include £2m (29 Dec 2001: £10m) of financial liabilities due within one year, £4m (29 Dec 2001: £4m) in one to two years, £nil (29 Dec 2001: £9m) in two to five years and £3m (29 Dec 2001: £2m) in over five years. These amounts are principally denominated in sterling and bear no interest.

(iii)						The Group

28 Dec 2002

						29 Dec 2001	30 Dec 2000
					£m	£m	£m

	Deferred tax provided is made up as follows:
	Pension prepayment				59	52	54
	Accelerated capital allowances				75	93	155
	Tax losses carried forward				(20)	(23)	(20)
	Other timing differences				27	41	27

	Undiscounted provision for deferred tax				141	163	216
	Discount				(5)	(17)	(22)

	Discounted provision for deferred tax				136	146	194

(iv)

The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers’ liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(v)

Other provisions include £9m (29 Dec 2002: £15m) for product warranty claims. During the period there were charges to the profit and loss account of £3m and cash settlements of £9m against these claims. The other provisions also include post retirement benefits and environmental provisions for which the timing of any potentialexpenditure is uncertain. During the period £34m of pension provisions have been reclassified from other creditors.

Return to contents page	75
26. Share capital
The share capital of the Company and predecessor company is shown below:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Authorised:
4,400,099,998 ordinary shares of 50p each (29 Dec 2001: 4,400,099,998; 30 Dec 2000: 4,400,099,998)	2,200	2,200	2,200

	2,200	2,200	2,200

Allotted, called up and fully paid:
3,130,418,053 ordinary shares of 50p each (29 Dec 2001: 3,126,779,223; 30 Dec 2000: 3,121,104,265)	1,565	1,564	1,561

	1,565	1,564	1,561

Movements in share capital are set out below:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
Authorised	No. of shares	No. of shares	No. of shares

Creation of ordinary shares of 50p each	–	–	4,400,000,000
Creation of redeemable preference shares of £1 each (i)	–	–	49,999

(i)

The preference shares were redeemed on 20 Oct 2000 and the nominal amount of the preference shares comprised in the authorised share capital of the Company was sub-divided and converted into ordinary shares of 50p each.

		12 months to 28 Dec 2002		12 months to 29 Dec 2001		15 months to 30 Dec 2000

			Consideration		Consideration		Consideration
Issued		No. of shares	£m	No. of shares	£m	No. of shares	£m

Ordinary shares:
On the terms of the merger of British Steel and Koninklijke Hoogovens:
	In exchange for British Steel shares (i)	–	–	–	–	1,982,600,612	–
	Public offer for Koninklijke Hoogovens shares (ii)	–	–	–	–	1,127,856,813	–
	Surrender of Koninklijke Hoogovens 4.625% convertible bonds due 2007 (iii)	–	–	–	–	2,930,681	3
Exercise of share options (iv)		585,540	–	169,919	–	7,716,157	8
Awards of shares under Employee Share Ownership Plan (v)		3,053,290	3	5,505,039	3	–	–

(i)	Issued in exchange for 1,982,600,612 British Steel ordinary shares of 50p each on a one for one basis.
(ii)	Issued on surrender of 38,651,707 Koninklijke Hoogovens ordinary shares of NLG20 each. Koninklijke Hoogovens shareholders received 29.18 Corus shares for each share.
(iii)	Issued on surrender of bonds with a nominal value of NLG10,144,000.
(iv)

Exercised at prices ranging between 51p and 129p (29 Dec 2001: 51p and 122p; 30 Dec 2000: 74p and 138p). The consideration includes a premium over nominal value amounting to £nil (29 Dec 2001: £nil; 30 Dec 2000: £4m).

(v)

Awarded at prices ranging between 53p and 88p (29 Dec 2001: 56p and 71p; 30 Dec 2000: nil). The consideration includes a premium over nominal value amounting to £2m (29 Dec 2001: £nil; 30 Dec 2000: £nil).

(vi)

On 23 Jul 1999, the redeemable preference shares were issued at par and paid up as to, in aggregate, £12,499 by means of an undertaking to pay cash at a future date. The preference shares were paid for and subsequently redeemed at par on 20 Oct 2000. The nominal amount the preference shares comprised in the authorised share capital of the Company was sub-divided and converted into ordinary shares of 50p each.

Return to contents page	76
Rights to subscribe for shares:
Share options

Prior to the merger, British Steel plc operated three share option schemes. On 6 Oct 1999, all options held over British Steel shares were converted into options over Corus shares maintaining the same value but at a revised price for a revised number of shares. Since 6 Oct 1999 no further options can be granted under these schemes.

Two new schemes were established for Corus Group employees. The larger scheme is the Sharesave Scheme for which the majority of UK employees are eligible. The other scheme is for senior executives and is described more fully in the Report on remuneration on pages 35 and 36. No options have been granted under either of these schemes during the year.

			Executive scheme name	Sharesave scheme name

Former British Steel schemes:		Corus UK Executive		Corus UK Sharesave
		Corus Overseas Executive

Corus schemes:		Corus Executive		Corus Sharesave

(i)

Options under all executive schemes are normally exercisable between the third and tenth anniversary of the date of grant. Options are granted at a price which is the average of the market value of an ordinary share on the London Stock Exchange on the three business days immediately preceding the date of grant.

(ii)

Options under both sharesave schemes are normally exercisable on completion of a three or five year savings contract at the choice of the employee. Options are granted at a price not less than 80% of the average of the market value of an ordinary share on the London Stock Exchange on three consecutive dealing days immediately preceding the date of invitation and within 30 days of the date of grant.

Options outstanding together with their exercise prices and dates of exercise are set out below:
	Price per share	At 28 Dec 2002 No. of shares	At 29 Dec 2001 No. of shares	At 30 Dec 2000 No. of shares	Normal dates of exercise

Corus UK Sharesave Scheme	99p	–	–	15,943	2001
	100p	–	7,916	21,838,457	2001
	88p	–	10,711	10,523,840	2001
	88p	16,485,492	18,776,185	28,415,784	2003
Corus Sharesave Scheme	51p	33,163,193	38,872,798	–	2004
	51p	47,537,770	50,854,086	–	2006
Corus UK Executive Share Option Scheme	74p	361,926	361,926	559,914	1996-2003
	107p	2,192,884	2,308,128	2,472,736	1997-2004
	130p	2,262,188	2,388,305	2,629,558	1998-2005
	138p	474,802	499,325	593,842	1999-2006
	122p	1,878,434	1,913,237	2,273,325	2000-2007
	129p	2,546,201	2,571,974	2,637,879	2002-2009
Corus Overseas Executive Share Option Scheme	130p	8,430	8,430	8,430	1998-2005
	138p	2,187,085	2,597,477	2,699,915	1999-2006
	122p	3,023,631	3,575,048	3,719,129	2000-2007
	129p	8,369,857	8,667,845	9,378,013	2002-2009
Corus Executive Share Option Scheme	120p	24,635,400	25,591,600	27,664,500	2003-2010
	106p	113,600	113,600	113,600	2003-2010
	55p	29,694,600	31,251,000	–	2004-2011
	50p	796,000	796,000	–	2004-2011

Return to contents page	77
Movements in ordinary shares under option schemes are set out below:
	Corus UK Sharesave No. of shares 000s	Corus Sharesave No. of shares 000s	Weighted average price	Corus UK Executive No. of shares 000s	Corus Overseas Executive No. of shares 000s	Corus Executive No. of shares 000s	Weighted average price

At 3 Apr 1999	70,763	–	119p	7,159	5,122	–	156p
Granted	–	–	–	2,085	7,398	–	165p
Exercised	(844)	–	124p	(266)	–	–	128p
Forfeited, expired or lapsed	(4,233)	–	119p	(50)	(58)	–	166p

At 2 Oct 1999 prior to conversion	65,686	–	119p	8,928	12,462	–	160p
At 6 Oct 1999 after conversion	83,899	–	93p	11,403	15,917	–	125p
Granted	–	–	–	–	–	28,261	120p
Exercised	(7,646)	–	98p	(46)	(24)	–	135p
Forfeited, expired or lapsed	(15,459)	–	94p	(190)	(88)	(483)	120p

At 30 Dec 2000	60,794	–	93p	11,167	15,805	27,778	123p
Granted	–	91,857	51p	–	–	32,882	55p
Exercised	–	(1)	51p	(2)	–	(166)	56p
Forfeited, expired or lapsed	(41,999)	(2,129)	92p	(1,122)	(956)	(2,742)	112p

At 29 Dec 2001	18,795	89,727	58p	10,043	14,849	57,752	97p
Exercised	–	(287)	51p	(1)	–	(297)	56p
Forfeited, expired or lapsed	(2,309)	(8,739)	59p	(326)	(1,260)	(2,215)	102p

At 28 Dec 2002	16,486	80,701	58p	9,716	13,589	55,240	97p

Options were exercisable as set out below:
Corus Group plc shares
At 30 Dec 2000	–	–	–	6,517	3,523	1,517	118p
At 29 Dec 2001	–	–	–	6,239	5,582	6,199	116p
At 28 Dec 2002	–	–	–	6,093	5,291	8,372	112p

No options were granted during the year. Options were granted in the prior year under the Corus Executive Share Option Scheme on 28 Mar 2001 and 19 Oct 2001 at 55p and 50p respectively, the option price being equivalent to the market value of the options at the date of grant. Options were also granted in the prior year under the Corus Sharesave Scheme on 10 May 2001 at 51p per share, the option price being equivalent to 80% of the market value at the date of invitation.

At 28 Dec 2002 there were 39m ordinary shares available for granting options under the Corus Executive Scheme and the Corus Sharesave Scheme.

Other rights
(i)

The Employee Share Ownership Plan (ESOP) was introduced in the prior year with an offer of free and partnership shares in accordance with the rules of the scheme. Eligible employees were allowed to make contributions from pre-tax salary to buy Corus shares, which are held in trust (partnership shares). Partnership shares continued to be awarded during the period but no free shares were awarded. Shares were awarded to applicants at the market value of an ordinary share on the London Stock Exchange on the day prior to award.

Holders of convertible debt can exercise their conversion rights throughout the unexpired term of the loans and be issued with Corus Group plc ordinary shares of 50p each as set out below:

(ii)

Corus Nederland BV 4.625% convertible debenture loan 2007				Nominal amount €m	Number of shares to be issued	Period during which right is exercisable	Consideration to be received

At 30 Dec 2000				152	96,693,438	2000-2007	£95m
At 29 Dec 2001				152	96,693,438	2000-2007	£92m
At 28 Dec 2002				152	96,693,438	2000-2007	£99m

Corus Group plc €307m 3% guaranteed convertible unsubordinated bonds 2007					Nominal amount €m	Number of shares to be issued	Period during which right is exercisable

At 28 Dec 2002					307	234,351,152	2002-2007

The €307m 3% guaranteed convertible unsubordinated bonds 2007 were issued on 11 Jan 2002.

Return to contents page	78

27. Reconciliation of movements in share capital and reserves
						Joint
						ventures and
		Share			Profit	associated
	Share	premium	Statutory	Other	and loss	undertakings
	capital	account	reserve	reserves	account	reserves	Total
	£m	£m	£m	£m	£m	£m	£m

The Company
At incorporation	–	–	–	–	–	–	–
New shares issued	1,561	5	–	802	–	–	2,368
Share issue expenses	–	–	–	(6)	–	–	(6)
Profit retained	–	–	–	–	359	–	359

At 30 Dec 2000	1,561	5	–	796	359	–	2,721
New shares issued	3	–	–	–	–	–	3
Profit retained	–	–	–	–	23	–	23

At 29 Dec 2001	1,564	5	–	796	382	–	2,747
New shares issued	1	2	–	–	–	–	3
Loss retained	–	–	–	–	(19)	–	(19)

At 28 Dec 2002	1,565	7	–	796	363	–	2,731

The Group
At 2 Oct 1999	991	–	2,338	99	517	(22)	3,923
Loss retained	–	–	–	–	(1,057)	(16)	(1,073)
Exchange translation differences on foreign currency net investments	–	–	–	–	(27)	(5)	(32)
Transfers and disposals	–	–	–	–	4	(4)	–
Cash and loan notes to shareholders	–	–	–	(694)	–	–	(694)
New shares issued	570	5	–	802	–	–	1,377
Share issue expenses	–	–	–	(6)	–	–	(6)

At 30 Dec 2000	1,561	5	2,338	201	(563)	(47)	3,495
Loss retained	–	–	–	–	(417)	(2)	(419)
Exchange translation differences on foreign currency net investments	–	–	–	–	(58)	–	(58)
Transfers and disposals	–	–	–	–	(1)	1	–
Transfer of goodwill	–	–	–	–	40	–	40
New shares issued	3	–	–	–	–	–	3

At 29 Dec 2001	1,564	5	2,338	201	(999)	(48)	3,061
(Loss)/profit retained	–	–	–	–	(466)	8	(458)
Exchange translation differences on foreign currency net investments	–	–	–	–	84	(1)	83
Transfers and disposals	–	–	–	–	(51)	51	–
Transfer of goodwill (Note 35)	–	–	–	–	33	–	33
New shares issued	1	2	–	–	–	–	3

At 28 Dec 2002	1,565	7	2,338	201	(1,399)	10	2,722

Return to contents page	79
(i)

The statutory reserve of £2,338m arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves are available for distribution; the balance of £1,957m are restricted reserves which may only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares.

(ii)

Distributable retained profits of subsidiary and associated undertakings attributable to the Group include £360m (29 Dec 2001: £281m; 30 Dec 2000: £749m; 2 Oct 1999: £336m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.

(iii)	Retained profits of subsidiary undertakings include £14m (29 Dec 2001: £13m; 30 Dec 2000: £14m; 2 Oct 1999: £14m) which is considered by the directors as not available for distribution.
(iv)

As at 28 Dec 2002, the cumulative net goodwill written off to Group reserves resulting from acquisitions prior to 28 Mar 1998 amounts to £252m (29 Dec 2001: £285m; 30 Dec 2000: £325m; 2 Oct 1999: £325m) (see Presentation of accounts and accounting policies Note II).

(v)

There was a foreign exchange loss of £6m arising on certain foreign currency borrowings. This has been set off against exchange differences on foreign currency investments and deposits. The cumulative effect of exchange translation differences on foreign currency borrowings is to reduce shareholders’ funds by £104m.

(vi)

The application of merger accounting principles to the Group reconstruction (see Presentation of accounts and accounting policies Note II) gave rise to a merger adjustment which is included within other reserves. Prior year figures were restated accordingly. The movements and balances shown above under other reserves include the effect of merger accounting for the creation of the Company. The difference between the fair value of shares issued for the acquisition of Corus Nederland BV and the nominal value of those shares was credited to other reserves, as section 131 of the Companies Act 1985 gives relief from this amount being recognised as share premium.

28. Future capital expenditure
	The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Contracted but not provided for	48	72	52
Authorised but contracts not yet placed	20	26	53
The above figures incorporate an estimate for future inflation.
29. Operating leases
	The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Committed amounts payable for the next year are:
Leases of land and buildings expiring:
Within one year	1	–	2
In years two to five	2	2	6
After more than five years	11	7	31

	14	9	39

Other leases expiring:
Within one year	2	2	2
In years two to five	7	10	11
After more than five years	5	1	1

	14	13	14

Future minimum lease payments for the Group at 28 Dec 2002 are:
In one year	28	22	53
Between one and two years	26	20	48
Between two and three years	22	17	45
Between three and four years	16	12	42
Between four and five years	14	10	41
More than five years	125	63	98

Return to contents page	80

30. Contingencies
	The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Guarantees given under trade agreements	29	23	20
Uncalled share capital	1	1	1
Others	43	6	14

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements.

There has within the European steel industry historically been close co-operation among steel companies, the European Commission and governments. European steel producers individually and through trade associations have played an important part in conjunction with both the European Commission and governments in the process of attempting to resolve problems of excess capacity, its causes and its consequences. Trade associations and other industry groups cover a wide range of issues where there is a need for a common industry voice, including international trade policies, social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of related steel products. The Group policy with respect to the continuation of its membership of and role in these organisations is influenced by the attitude of the enforcement authorities (including the European Commission and authorities in other jurisdictions), which continue to make investigations at their discretion. Enforcement authorities’ attitudes may be dependent on economic, market and political circumstances and therefore subject to change, including retrospective change, from time to time.

The climate change levy was introduced in the Finance Act 2000. The levy is a tax on the supply of certain commodities such as electricity, natural gas, petroleum, coal and coke. Certain supplies are excluded (such as for domestic use or supplies made prior to Apr 2001) or exempt (such as supplies not used as a fuel including dual uses of fuel and as a feedstock). Supplies do include self supplies relating to production. The levy is calculated according to a nominal unit of energy for the commodity and persons making any taxable supply need to register. Corus has signed a negotiated agreement with the UK government allowing Corus to claim an 80% reduction in the amount of such tax up to the end of 2002. To receive the 80% reduction for the 2003 and 2004 periods, Corus will have to prove that it met certain energy efficiency targets in the milestone year of 2002. The agreement allows for a variation of the already agreed 2002 and future targets if, in the milestone year, throughput falls below 90% of the level of 1999. This variation has been triggered for 2002 and negotiations continue with the UK government to ensure Corus can continue to receive the 80% reduction. The reduction is worth approximately £28m per annum to Corus.

On 8 Nov 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation is now being led by the Health & Safety Executive. It is unlikely that a corporate manslaughter charge may be brought. It is more likely that the Company will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees.

Corus has admitted its civil liability for the incident. Twenty three civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, the Company’s liability could amount to several million pounds, although Corus has insurance cover in place.

As discussed in Note 36, other contingencies include an amount of £20m payable to Pechiney SA following a decision that Corus will not proceed with the sale of its Aluminium Rolled Products and Extrusions businesses.

The sale of Corus’ 23% associate interest means that the UK employees of AvestaPolarit Oyj Abp are no longer eligible to be members of the British Steel Pension Scheme (BSPS). They will cease to be members of BSPS from 31 Aug 2003. Under the terms of the disposal Corus entered into an agreement to fund any net difference between the required contribution rate to meet the benefits of any new equivalent scheme, established by AvestaPolarit UK Limited, and the contributions that would have been payable to the Main Section of BSPS by Corus. No provision has been recorded in respect of the potential liability, as no obligation has yet been established. The maximum payment is capped at £18m, although the actual requirement could be substantially less.

Return to contents page	81
31. Reconciliation of operating loss to net cash inflow/(outflow) from operating activities
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Operating loss	(446)	(385)	(1,156)	(1,033)	(123)
Depreciation (net of grants released)	445	376	1,161	1,046	115
Change in pension prepayments and provisions	10	(16)	4	(25)	29
(Decrease)/increase in provisions for doubtful debts	(2)	(15)	19	8	11
(Decrease)/increase in insurance and other provisions	(16)	9	12	11	1
(Increase)/decrease in loose plant, tools and spares	(6)	15	86	87	(1)
Decrease/(increase) in stocks	27	41	(63)	5	(68)
Inflow from securitisation of trade debtors (Note 16)	181	–	–	–	–
Other decreases/(increases) in debtors	37	177	(97)	14	(111)
(Decrease)/increase in creditors	(83)	91	(104)	(52)	(52)
Rationalisation costs (released)/provided	(49)	16	332	322	10
Utilisation of rationalisation provisions	(57)	(137)	(94)	(67)	(27)

Net cash inflow/(outflow) from operating activities

	41	172	100	316	(216)

32. Pensions and post retirement benefits

Pension schemes
The Group operates a number of pension schemes throughout the world covering the majority of employees. With the exception of Germany and certain unfunded schemes in the UK, the assets of these schemes are held in separate independently administered funds. The principal pension scheme of the Group is the British Steel Pension Scheme (the ‘BS Scheme’). Corus Engineering Steels’ employees are members of the Corus Engineering Steels Pension Scheme (the ‘CES Scheme’). Most employees of Corus Nederland BV are members of either the Stichting Pensioenfonds Hoogovens Scheme (the ‘SPH Scheme’) or the collective German Schemes (the ‘CNG Schemes’). These are defined benefit schemes providing benefits based on final pay and service at retirement.

UK GAAP – SSAP 24 ‘Accounting for Pension Costs’ Pension costs, which have been determined in accordance with actuarial advice and local best practice, were as follows:
	12 months to	12 months to	15 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

BS, CES, SPH and CNG Schemes:
Regular cost	125	127	211
Variation due to spreading of identified surplus	(74)	(78)	(125)
Interest	(13)	(11)	(16)

BS, CES, SPH and CNG pension costs	38	38	70
Other schemes’ net pension cost	9	11	58

Total pension costs of the Group (Note 4)	47	49	128

The following amounts are included in debtors representing the excess of amounts funded over the pension charges in previous years:
	12 months to	12 months to	15 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Falling due within one year:
BS Scheme	9	8	13
SPH Scheme	–	–	24
Other schemes	3	–	–

	12	8	37

Falling due after more than one year:
BS Scheme	98	94	90
SPH Scheme	205	181	176
Other schemes	17	16	7

	320	291	273

Return to contents page	82
The following amounts are included in provisions for liabilities and charges:
		12 months to	12 months to	15 months to
		28 Dec 2002	29 Dec 2001	30 Dec 2000
		£m	£m	£m

CES Scheme		11	5	8
CNG Schemes		88	83	79
Other schemes		100	57	85

		199	145	172

The results of the most recent actuarial valuations of the principal schemes, which were carried out by independent qualified actuaries and used to determine the pension cost under SSAP 24, were as follows:

		BS Scheme		CES Scheme

Date of last formal valuation		31 Mar 2002		5 Apr 2002
Actuarial method used		Projected unit		Projected unit
Market value of assets at last valuation date	£m	8,168		551
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after allowing for expected future increases in pay and pension	%	111.0		85.0
Main assumptions
Wages and salaries increases p.a.	%	4.25		4.25
Return on investments pre-retirement	%	6.50		7.00
Return on investments post-retirement	%	6.50		5.75
Pension increases p.a.	%	2.50		2.75
Dividends increases	%	3.00		not applicable
Next formal valuation to be carried out as at		31 Mar 2005		5 Apr 2005

The SSAP 24 pension costs for the CES Scheme were calculated using a wages and salaries increase assumption of 3.75%. This 1% real pay growth assumption was deemed to be more appropriate.

For the SPH and CNG Schemes, the local funding valuations or calculation of provisions are not appropriate for SSAP 24. For these schemes the local actuaries recalculated, as at 29 Dec 2001, the valuation results and bases appropriate for SSAP 24. These results are detailed below:

		SPH Scheme		CNG Schemes

Actuarial method used		Projected unit		Projected unit
Market value of assets at last valuation date	£m	2,817		unfunded
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after allowing for expected future increases in pay and pension	%	127.0		unfunded
Main assumptions
Wages and salaries increases p.a.	%	2.00		3.00
Return on investments/discount rate	%	6.00		6.00
Pension increases p.a.	%	2.50		2.00
Dividends increases	%	not applicable		not applicable
Next formal valuation to be carried out as at		not applicable		not applicable

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

Return to contents page	83
UK GAAP – FRS 17 ‘Retirement benefits’

As noted on page 20 of the Review of the period the requirements of FRS 17 ‘Retirement benefits’ do not have to be fully implemented until accounting periods which begin on or after 1 Jan 2005. The results of the most recent actuarial valuations have been updated at Dec 2002 by qualified independent actuaries in accordance with FRS 17. The following disclosures relate to the transitional arrangements under this standard. They outline the amounts that would be recognised under its accounting requirements, in the profit and loss account, balance sheet and statement of total recognised gains and losses.

It should be noted that each scheme’s ongoing funding arrangements, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation and not by FRS 17 disclosure requirements or other accounting standards.

28 Dec 2002 BS Scheme %	28 Dec 2002 CES, SPH and CNG Schemes %	29 Dec 2001 BS Scheme %	29 Dec 2001 CES, SPH and CNG Schemes %

The major assumptions used by the actuaries were:
Rate of increase in salaries	4.00	2.75 to 3.25	4.25	2.00 to 3.49
Rate of increase in pension payment	2.25	2.00 to 2.50	2.50	2.00 to 2.49
Discount rate	5.50	5.50	6.00	5.75 to 6.00
Inflation assumption	2.25	2.00 to 2.50	2.50	2.00 to 2.49
Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.
	28 Dec 2002		29 Dec 2001
28 Dec 2002	CES, SPH and	29 Dec 2001	CES, SPH and
BS Scheme	CNG Schemes	BS Scheme	CNG Schemes
%	%	%	%

The expected long term rates of return were:
Equities	8.00	7.00 to 8.00	6.50	7.45 to 8.00
Bonds	4.70	4.50 to 5.00	5.00	4.50 to 4.95
Property	6.50	6.00 to 7.00	6.50	6.00 to 7.45
Other	3.80	7.00	4.00	–
	28 Dec 2002		29 Dec 2001
28 Dec 2002	CES, SPH and	29 Dec 2001	CES, SPH and
BS Scheme	CNG Schemes	BS Scheme	CNG Schemes
%	%	%	%

The market values of investments in the schemes were:
Equities	2,669	1,224	3,472	1,521
Bonds	4,078	1,368	4,085	1,387
Property	389	302	387	276
Other	244	121	127	–

	7,380	3,015	8,071	3,184

Profit and loss account note
12 months to 28 Dec 2002

£m

Analysis of the amount to be charged to operating profit for the year:
Current service cost	133
Termination benefit	6

Total operating charge	139

12 months to 28 Dec 2002

£m

Analysis of the amount to be credited to other finance income for the year:
Expected return on pension scheme assets	648
Interest cost on pension scheme liabilities	(553)

Net return	95

Return to contents page	84
Balance sheet note
The following amounts at 28 Dec 2002 were measured in accordance with the requirements of FRS 17.
28 Dec 2002 BS Scheme £m	28 Dec 2002 CES, SPH and CNG Schemes £m	29 Dec 2001 BS Scheme £m	29 Dec 2001 CES, SPH and CNG Schemes £m

Total market value of assets	7,380	3,015	8,071	3,184
Present value of scheme liabilities	(7,020)	(3,287)	(6,533)	(2,969)

Surplus/(deficit) in the scheme	360	(272)	1,538	215
Non recoverable surplus	–	–	(503)	–

Non recoverable surplus/(deficit)	360	(272)	1,035	215
Related deferred tax (liability)/asset	(108)	88	(311)	(74)

Net pension asset/(liability)	252	(184)	724	141

Movement in surplus during the year
		12 months to
	12 months to	28 Dec 2002
	28 Dec 2002	CES, SPH and
	BS Scheme	CNG Schemes	Total
	£m	£m	£m

Surplus in scheme at beginning of the year	1,538	215	1,753
Movement in year:
Current service cost	(102)	(31)	(133)
Contributions	13	33	46
Termination benefit	–	(6)	(6)
Other finance income	70	25	95
Actuarial losses	(1,159)	(516)	(1,675)
Exchange rate movements	–	8	8

Surplus/(deficit) in scheme at end of the year	360	(272)	88

During the year contributions to the main and acquisitions sections of the BS Scheme were at the rate of 2% and 11.6% of pensionable earnings respectively. With effect from 1 Apr 2003 contributions will be 0% for the main section and 12.3% in the acquisition section, subject to review at future actuarial valuations.

Contributions to the CES Scheme during the year were at the rate of 12% of pensionable salaries. Active members of the CES Scheme are being offered membership of the acquisition section of the BS Scheme for future service, with effect from 1 Apr 2003.

In 2002, contributions of €51m were paid to the SPH Scheme of which €38m were paid by the employer with the balance being met by employees. The estimated contributions for 2003 are €65m, being employers €47m and employees €18m.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve would be as follows:

	28 Dec 2002	29 Dec 2001
	£m	£m

Net assets	2,769	3,121
Adjust for:
SSAP 24 prepayments net of deferred tax	(211)	(190)
SSAP 24 provisions net of deferred tax	62	54

Net assets excluding SSAP 24 pension assets/liabilities	2,620	2,985
FRS 17 pension asset	68	865

Net assets including FRS 17 pension asset	2,688	3,850

	28 Dec 2002	29 Dec 2001
	£m	£m

Profit and loss reserve	(1,389)	(1,047)
Adjust for:
SSAP 24 prepayments net of deferred tax	(211)	(190)
SSAP 24 provisions net of deferred tax	62	54

Profit and loss reserve excluding SSAP 24 pension assets/liabilities	(1,538)	(1,183)
FRS 17 pension reserve	68	865

Profit and loss reserve including FRS 17 pension reserve	(1,470)	(318)

Return to contents page	85
Amounts to be recognised in the statement of total recognised gains and losses (STRGL):

12 months to
28 Dec 2002
£m

Actual return less expected return on pension scheme assets	(1,236)
Experience gains and losses arising on the scheme liabilities	(42)
Changes in assumptions underlying the present value of the scheme liabilities	(378)
Past service costs extinguished by non recoverable surplus	(19)

Actuarial loss	(1,675)
Non recoverable surplus at beginning of year	503

Actuarial loss recognised in STRGL	(1,172)

History of experience gains and losses:
			12 months to
			28 Dec 2002

Difference between the expected and actual return on scheme assets:
Amounts (£m)			(1,236)
Percentage of scheme assets (%)			(11.9)
Experience gains and losses on scheme liabilities:
Amount (£m)			(42)
Percentage of the present value of the scheme liabilities (%)			0.4
Total amount recognised in statement of total recognised gains and losses:
Amount (£m)			(1,172)
Percentage of the present value of the scheme liabilities (%)			11.4
US GAAP

For the purpose of determining annual or periodic pension costs in accordance with USGAAP the Group adopts USStatements of Financial Accounting Standards SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’. For disclosure purposes, the Group adopts SFAS 132 ‘Employers’ Disclosures about Pensions and other Post Retirement Benefits’. This Statement standardises the disclosure requirements and has no impact upon pensions measurements and recognition.

The components of the BSScheme’s pension cost under SFAS 87 are as follows:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Service cost	139	167	203
Interest cost	370	358	452
Expected return on scheme assets	(560)	(565)	(665)
Amortisation of gains	(32)	(64)	(34)
Amortisation of prior service cost	14	38	49
Amortisation of transition asset	(2)	(4)	(5)

Net periodic benefit (credit)/cost under SFAS 87	(71)	(70)	–

The defined benefit obligations and pension costs for the BS Scheme were determined using the following assumptions:
	28 Dec 2002	29 Dec 2001	30 Dec 2000

Discount rate %	5.50	5.00	4.75
Rate of future salary increases %	4.00	4.25	4.25
Rate of future pension increases %	2.25	2.50	2.50
Expected long term rate of return on scheme assets %	6.00	6.25	6.00

Return to contents page	86

The disclosure requirements for the BS Scheme under SFAS 132, as calculated under SFAS 87, are as follows:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of period	7,591	7,746	7,499
Service cost	139	167	203
Interest cost	370	358	452
Employee contributions	29	32	44
Actuarial movement	(716)	(333)	7
Scheme amendments	19	–	–
Benefits paid	(376)	(379)	(459)

Benefit obligation at end of period	7,056	7,591	7,746

Change in scheme assets:
Fair value of scheme assets at beginning of period	8,071	8,939	8,450
Actual return on scheme assets	(357)	(537)	885
Employer contributions	13	16	19
Employee contributions	29	32	44
Benefits paid	(376)	(379)	(459)

Fair value of scheme assets at end of period	7,380	8,071	8,939

Reconciliation of funded status:
Fair value of scheme assets at end of period	7,380	8,071	8,939
Projected benefit obligation	(7,056)	(7,591)	(7,746)

Funded status	324	480	1,193
Unrecognised net gain at date of initial application of SFAS 87	–	(2)	(6)
Unrecognised prior service cost	125	120	158
Other unrecognised net loss/(gain)	14	(219)	(1,052)

Net amount recognised	463	379	293

On adoption of SFAS 87 there was a transition asset of £64m representing the excess of the market value of the BS Scheme’s investments over its liabilities in respect of past service (with full allowance for future salary increases), the projected benefit obligation. This amount has now been fully recognised.

Changes in the pension arrangements made in 1999 and 2002 are reflected in prior service costs. Prior service costs are amortised on a straight line basis over the average remaining service period of employees active at the date of amendment. At 28 Dec 2002, there was an unrecognised actuarial loss of £14m (29 Dec 2001: gain of £219m; 30 Dec 2000: gain of £1,052m) arising out of actual experience differing from assumptions made primarily in respect of investment performance. Cumulative actuarial gains or losses excluding asset gains and losses not yet reflected in market-related value which exceed 10% of the greater of the projected benefit obligation and the market-related value of the scheme’s assets will be amortised on a straight line basis over the average remaining service period of active employees.

The BS Scheme’s assets are invested in UK equities, fixed interest and index-linked securities, overseas equities and property.
The combined components of the CES, SPH and CNG Schemes’ pension cost under SFAS 87 are as follows:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Service cost	40	46	94
Termination benefit	21	–	–
Interest cost	163	182	197
Expected return on scheme assets	(199)	(219)	(242)
Amortisation of (gains)/losses	(17)	(6)	5
Amortisation of prior service cost	4	3	–
Amortisation of transition liability	2	2	3

Net periodic benefit cost under SFAS 87	14	8	57

In 2002, the Group has recognised a minimum pension liability. US GAAP required the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recognised in the balance sheet. This results in a charge to other comprehensive income equal to the additional minimum pension liability but adjusted to take account of the intangible asset, which represents the unrecognised transition obligation.

Return to contents page	87

The combined defined benefit obligations and pension costs for the CES, SPH and CNG Schemes were determined using the following assumptions:
	28 Dec 2002	29 Dec 2001	30 Dec 2000

Discount rate %	5.50	5.00 to 6.00	4.75 to 6.00
Rate of future salary increases %	2.75 to 3.25	2.00 to 4.25	3.00 to 4.25
Rate of future pension increases %	2.00 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets %	6.25 to 6.30	6.00 to 6.25	6.00 to 6.50
Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.
The disclosure requirements for the CES, SPH and CNG Schemes under SFAS 132, as calculated under SFAS 87, are as follows:
	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Change in benefit obligation:
Benefit obligation at beginning of period	2,900	3,265	670
Benefit obligation arising from SPH and CNG Schemes	–	–	2,629
Service cost	40	46	94
Termination benefit	21	–	–
Interest cost	163	182	197
Employee contributions	11	15	15
Actuarial movement	125	(409)	(138)
Scheme amendments	–	18	–
Exchange rate movements	154	(73)	(73)
Benefits paid	(151)	(144)	(129)

Benefit obligation at end of period	3,263	2,900	3,265

Change in scheme assets:
Fair value of scheme assets at beginning of period	3,184	3,473	565
Fair value of scheme assets arising from SPH and CNG Schemes	–	–	2,659
Actual return on scheme assets	(230)	(145)	390
Employer contributions	33	40	39
Employee contributions	11	15	15
Other changes	–	32	–
Exchange rate movements	168	(87)	(66)
Benefits paid	(151)	(144)	(129)

Fair value of scheme assets at end of period	3,015	3,184	3,473

Reconciliation of funded status:
Fair value of scheme assets at end of period	3,015	3,184	3,473
Projected benefit obligation	(3,263)	(2,900)	(3,265)

Funded status	(248)	284	208
Unrecognised net loss at date of initial application of SFAS 87	11	13	16
Unrecognised prior service cost	57	58	45
Other unrecognised net loss/(gain)	198	(362)	(308)

Net amount recognised	18	(7)	(39)

Of which:
Prepaid pension cost	215	154	116
Accrued benefit liability (excluding additional minimum liability)	(197)	(161)	(155)

Net amount recognised	18	(7)	(39)

Amounts recognised in the statement of financial position consist of:
Accrued benefit liability (including additional minimum liability)	(275)	(161)	(155)
Intangible asset	11	–	–
Accumulated other comprehensive income	67	–	–

Accrued benefit liability (excluding additional minimum liability)	(197)	(161)	(155)

For the CES and CNG Schemes, the accumulated benefit obligation (‘ABO’) at 28 Dec 2002, totalling £711m, exceeded the fair value of plan assets of these Schemes, £450m at that date. The ABO represents the actuarial present value of the benefits which the employee has accrued at the measurement date, assuming the employee separates immediately, in accordance with EITF 88-1.

Return to contents page	88
33. Emoluments of directors
Details of directors’ emoluments and share options are shown on pages 34 to 42.
34. Acquisitions

During the period the Group acquired Erik Olsson and Söner, on 21 Aug 2002, for £9m. In addition the Company made a public offering for Precoat International plc which was declared unconditional as to acceptances on 6 Dec 2002, with an expected cost of £7m. All consideration on both acquisitions, which was for settlement in cash and unconditional, is to be paid during 2003. Both subsidiary groups have been accounted for in the current period using the acquisitions accounting principles (see Presentation of accounts and accounting policies Note II) with goodwill of £5m arising. No material revaluations or fair value adjustments were necessary in calculating this goodwill. The directors do not consider that these acquisitions had a material impact on the results or cash flows for the period. Further to these transactions an additional payment of £1m has been made for a previously acquired subsidiary, giving rise to an equal amount of additional goodwill in the period.

35. Disposals

In Sep 2000 Corus announced the creation of AvestaPolarit Oyj Abp to be formed by the merger of its subsidiary, Avesta Sheffield AB (publ), with the stainless steel activities of Finnish producer Outokumpu Oyj. With effect from 22 Jan 2001 Avesta Sheffield AB (publ), ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit Oyj Abp became an associated undertaking. The Group effected a transfer of its 51% subsidiary investment in exchange for a 23.2% associate interest in AvestaPolarit Oyj Abp. Goodwill of £100m arose on this transaction.

On 1 Jul 2002 Corus disposed of all of its shareholding in AvestaPolarit Oyj Abp for proceeds of £356m. As discussed on page 56, where relevant the results arising from the investment in AvestaPolarit Oyj Abp and the predecessor investment in the subsidiary Avesta Sheffield AB (publ) have been treated as a discontinued segment in these financial statements.

In addition Corus made a number of other disposals during the period, as follows:
(i)

Corus Aluminium Canada Inc. and subsidiaries, on 17 Sep 2002 for proceeds of £107m (of which £12m was for the settlement of internal debt). This group of companies held Corus’ stake in the Aluminerie Alouette aluminium smelter in Canada;

(ii) Corus Service Centre Sidal GmbH on 30 Jun 2002 for proceeds of £2m; and
(iii) Galtec NV, a joint venture, on 28 Mar 2002 for proceeds of £12m.
The results of these businesses during the period were not considered to be material to the Group.
	AvestaPolarit
	Oyj Abp	Other	Total
	£m	£m	£m

The net assets disposed of were as follows:
Intangible fixed assets (Note 11)	–	2	2
Tangible fixed assets	–	2	2
Cost of investment in joint ventures and associated undertakings (Note 13)	273	135	408
Goodwill on joint ventures and associated undertakings (Note 13)	90	–	90
Retained reserves of joint ventures and associated undertakings (Note 13)	8	(59)	(51)
Provisions against joint ventures and associated undertakings (Note 13)	–	(27)	(27)
Stocks	–	8	8
Debtors	–	3	3
Creditors	–	(32)	(32)
Provisions (Note 25)	–	(2)	(2)

Net assets disposed of	371	30	401
Goodwill reinstated on disposal	33	–	33
(Loss)/profit on disposal	(48)	67	19

Cash received	356	97	453

All consideration on disposal was received as cash during the period, other than the proceeds for Galtec NV which had been received in advance of completion, prior to 29 Dec 2001.

During the period, the trade and assets of the Group’s 25% US joint venture Trico Steel LLC were sold to Nucor Corporation. Prior to this Trico Steel LLC had filed for Chapter 11 protection from creditors, and was fully provided against at Dec 2000. All investment costs, retained losses and associated provisions have been shown as disposals in the current period, in the table above.

However the Group does retain a shareholding in the remaining shell company.

Return to contents page	89

36. Post balance sheet events
(i)

As discussed in Note 20, on 30 Dec 2002 the Company reduced its main available bank facility by voluntary cancellation of R460m, of which R260m would have matured in Jan 2003 and R100m in Mar 2003. The facility now stands at R1,400m of which R455m was utilised as at 28 Dec 2002.

(ii)

On 23 Oct 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney SA for R861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 Mar 2003 to reject the recommendation to proceed with the sale. On 11 Mar 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure is available to resolve the issue in time for the sale to proceed, Corus accepts the Court’s decision as final. Pechiney has been informed that Corus will not now proceed with the sale and as a result, a break fee of R20m is payable to Pechiney.

(iii)

In the light of the Company’s performance, the Board including Mr Tony Pedder, Chief Executive, concluded that a change of leadership was required. Mr Pedder tendered his resignation on 13 Mar 2003 and this was accepted with immediate effect. The procedure for the recruitment of a new Chief Executive is underway. Mr Stuart Pettifor, a main Board executive director, was appointed Chief Operating Officer, taking responsibility for all operational matters. Sir Brian Moffat agreed to defer his planned retirement to become full time Chairman until his successor is appointed.

Return to contents page	90

37. Main subsidiaries and investments

The most important subsidiary undertakings, joint ventures and associates of the Group at 28 Dec 2002 are set out below. A complete list of subsidiary undertakings, joint ventures and associated undertakings will be attached to the Annual Return to the Registrar of Companies.

Country names are countries of incorporation. Undertakings operate principally in their country of incorporation except where otherwise stated.
Subsidiary undertakings
Steel and aluminium producing, further processing or related activities:
England and Wales
Cogent Power Limited (75% owned) Corus UK Limited Orb Electrical Steels Limited (75% owned)
Austria
Corus Aluminium Verkauf GmbH
Belgium
Corus Aluminium NV
Canada
Corus LP (60% owned)
Corus CIC Inc
China
Corus Aluminium Extrusions Tianjin Co Limited (61.09% owned)
Czech Republic
Corus Central Europe s.r.o
Denmark
Corus Byggesystemer A/S
Finland
Corus Finland Oy
France
Corus France SA Monopanel SA Myriad SA Sogerail SA Unitol SA
Germany

Blume Stahlservice GmbH
Corus Aluminium Profiltechnik GmbH
Corus Aluminium Profiltechnik Bonn GmbH
Corus Aluminium Voerde GmbH
Corus Aluminium Walzprodukte GmbH
Corus Degels GmbH
Fischer Profil GmbH
Hille &Müller GmbH &Co.KG
Kienle & Spiess GmbH (75% owned)

Hong Kong
Corus (Asia) Limited
Hungary
Kienle & Spiess Hungary Ipari Kft (75% owned)
Ireland (Republic of)
The Steel Company of Ireland Limited
Italy
Corus Italia Srl
Japan
Corus Aluminium Japan Limited
Mexico
Cogent Power Inc Mexico (75% owned)
Netherlands

Aluminium Delfzijl BV
Corus Met BV
Corus Nederland BV (formerly Koninklijke Hoogovens NV) a, c
Corus Perfo BV
Corus Staal BV
Corus Technology BV
Corus Tubes BV
Corus Vliet & de Jonge BV
Feijen Staalservice BV
Multi Steel BV
Namascor BV
S.A.B. Profiel BV

Return to contents page	91
New Zealand
Corus New Zealand Limited
Norway
Corus Norge AS Corus Packaging Plus Norway AS
Poland
Corus Polska Sp.zo.o
Portugal
Corus-Sistemas Construtivos e Revestimentos Metalicos LDA
Singapore
Corus Building Systems Pte Limited
Spain
Corus SA Laminacion y Derivados SA
Sweden
Surahammar Bruks AB (75% owned)
Switzerland
Montana-Bausysteme AG
Thailand
Corus Metals (Thailand) Limited
Turkey
Corus Yasan Metal Sanayi ve Ticaret A.S.
USA
Apollo Metals Limited Corus America Inc Rafferty-Brown North Carolina Co Thomas Steel Strip Corp Tuscaloosa Steel Corporation

Insurance underwriting for certain risks of the Group:
Isle of Man
Crucible Insurance Company Limited
Other undertakings:
England and Wales
UK Steel Enterprise Limited
Joint ventures
Steel processing or related activities:
			Issued capital Number of shares	% held

Belgium
Steel24-7 SA	b	shares of €1	33,000,000	25
England and Wales
Caparo Merchant Bar plc	b	ordinary shares of £1	2,466,667	25
Norway
Norsk Stål AS		shares of NOK1,000	63,500	50
Norsk Stål Tynnplater AS		shares of NOK1,000	26,500	50
Portugal
Lusosider Projectos Siderurgicos SA	b	shares of €5	1,825,000	50
Turkey
Corus Celik Ticaret AS		shares of TRL100,000	800	50

Unless indicated otherwise, subsidiary undertakings are wholly owned within the Group, and the Group holding comprises ordinary shares and 100% of the voting rights.

(a)	The Company only owns shares directly in those marked ‘a’ (Corus UK Limited 100% and Corus Nederland BV 19%). All other undertakings are owned by other subsidiaries of the Company.
(b)	Accounts of undertakings marked ‘b’ are not audited by PricewaterhouseCoopers.
(c)	Corus Nederland BV and each of its subsidiaries have prepared accounts to 31 Dec 2002 for inclusion in these Group accounts, in accordance with their local statutory requirements.

Return to contents page	92
Supplementary information for North American investors
United States generally accepted accounting principles

The Group prepares its accounts in accordance with generally accepted accounting principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the USA. These differences and the adjustments necessary to restate the loss for the financial period and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Loss for financial period
Loss attributable to shareholders – UK GAAP	(458)	(419)	(1,042)	(940)	(102)
Adjustments:
Amortisation of goodwill (i)	9	(5)	(19)	(15)	(4)
Impairment of US GAAP goodwill on adoption of SFAS 142
(net of release of negative goodwill) (i)	(22)	–	–	–	–
Accelerated depreciation (ix)	(151)	(21)	327	327	–
Depreciation of fixed assets (xi)	–	5	–	–	–
Interest costs capitalised (ii)	6	8	30	23	7
Depreciation of capitalised interest (ii)	(18)	(16)	(37)	(32)	(5)
Pension costs (iii)	95	100	10	7	3
Stock-based employee compensation awards (iv)	(15)	(9)	(10)	(8)	(2)
Profit/(loss) on commodity derivatives (x)	22	(25)	–	–	–
Profit/(loss) on foreign currency derivatives (x)	5	(4)	–	–	–
Disposal of group undertakings (vi)	123	(202)	–	–	–
Profit on disposal of fixed assets (xii)	(23)	–	–	–	–
Deferred taxation (viii)	29	18	(28)	(30)	2
Minority interests	–	–	(1)	(1)	–

Loss for financial period – US GAAP	(398)	(570)	(770)	(669)	(101)

Loss per ADS in accordance with US GAAP (Basic and diluted):
Continuing operations, before adoption of SFAS 142	£(1.20)	£(1.83)	£(2.48)	£(2.16)	£(0.32)
Cumulative effect of adoption of SFAS 142, net of tax	£(0.07)	–	–	–	–

	£(1.27)	£(1.83)	£(2.48)	£(2.16)	£(0.32)

	No. m	No. m	No. m	No. m	No. m

Weighted average number of ADSs in issue	313	312	311	311	308
Effect of potential conversion of 4.625% bonds (Note 10)	10	10	10	10	10
Effect of potential conversion of 3% bonds (Note 10)	23	–	–	–	–

Number of ADSs as basis of calculation of diluted earnings per ADS	346	322	321	321	318

	28 Dec 2002	29 Dec 2001	30 Dec 2000
	£m	£m	£m

Shareholders’ equity	2,722	3,061	3,495
Shareholders’ equity – UK GAAP
Adjustments:
Additional goodwill under USGAAP (i)	6	99	167
UK GAAP goodwill on AvestaPolarit Oyj Abp (vii)	–	(93)	–
Purchase consideration (v)	(26)	(26)	(28)
Fixed assets (xi)	–	(77)	–
Accelerated depreciation (ix)	155	306	327
Interest costs capitalised (net of depreciation) (ii)	111	119	140
Pension costs (iii)	286	242	142
Deferred taxation (viii)	(129)	(178)	(196)
Liabilities for derivatives (x)	(2)	(29)	–
Deferred profits on fixed asset disposals (xii)	(23)	–	–
Minority interests	–	–	(7)

Shareholders’ equity in accordance with US GAAP	3,100	3,424	4,040

Return to contents page	93

Consolidated statement of cash flows

Under UK GAAP, cash flows are classified under operating activities, returns on investments and servicing of finance, tax paid, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP.

	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
	£m	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities in accordance
with UK GAAP	41	172	100	316	(216)
Proceeds from securitisation (Note 16) (xiii)	(181)	–	–	–	–
Dividends from joint ventures and associated undertakings	8	9	6	5	1
Returns on investments and servicing of finance, net of issue costs	(83)	(110)	(112)	(117)	5
Tax (paid)/received	(14)	13	43	42	1

Net cash (used in)/provided by operating activities in

accordance with US GAAP	(229)	84	37	246	(209)

Capital expenditure and financial investment	(57)	(130)	(291)	(216)	(75)
Acquisitions and disposals	445	45	(259)	(101)	(158)
Net sale/(purchase) of other short term investments	7	(6)	1	2	(1)

Net cash provided by/(used in) investing activities

	395	(91)	(549)	(315)	(234)

Net cash (outflow)/inflow from financing activities	(263)	(60)	(469)	184	(653)
Proceeds from securitisation (Note 16) (xiii)	181	–	–	–	–
Increase/(decrease) in short term borrowings	9	(31)	6	(70)	76
Issue costs of new loans	(4)	–	–	–	–
Equity dividends paid	–	–	(31)	(31)	–

Net cash (used in)/provided by financing activities in

accordance with US GAAP	(77)	(91)	(494)	83	(577)

Exchange translation effects

	3	4	7	6	1

Net increase/(decrease) in cash and cash equivalents in

accordance with US GAAP	92	(94)	(999)	20	(1,019)

Cash and cash equivalents at beginning of period

	177	271	1,270	251	1,270

Cash and cash equivalents at end of period

	269	177	271	271	251

Cash and cash equivalents are:
Cash at bank and in hand	230	173	231	231	147
Deposits within 3 months of maturity when acquired (Note 17)	39	4	40	40	104

	269	177	271	271	251

Use of estimates

The preparation of financial statements to conform with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant techniques for estimation are discussed in the Presentation of accounts and accounting policies on pages 51 to 53. Also, the most significant accounting policies that impact on Group results are discussed in the Review of the period on pages 19 to 21.

Comprehensive income

In Jun 1997, the US Financial Accounting Standards Board issued SFAS 130 ‘Reporting Comprehensive Income’. The standard establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit/loss for the financial year and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 48.

Return to contents page	94
(i)	Goodwill

Under UK GAAP, on all acquisitions completed prior to 1 Apr 1998, Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill is reflected in the income statement of the period of any subsequent divestment, as part of the calculation of the profit or loss on disposal.

From 1 Apr 1998, under UK GAAP, goodwill on acquisitions is held as an intangible asset in the balance sheet and amortised over its useful life. Only the unamortised portion is included in the gain or loss recognised in the period of disposal. This more recent treatment was consistent with US GAAP up to 29 Dec 2001.

From 30 Dec 2001 Corus has adopted SFAS 142 ‘Goodwill and Other Intangible Fixed Assets’ for US GAAP purposes.
This standard does not allow the amortisation of goodwill. Instead, impairment reviews must be carried out at least annually to assess the recoverability of indefinite-lived intangible assets and goodwill. Therefore, from 30 Dec 2001 any goodwill amortisation charged under UK GAAP is added back to arrive at US GAAP earnings. In the period to 29 Dec 2001 amortisation expenses under US GAAP were £23m (30 Dec 2000: £31m; 2 Oct 1999: £7m; 3 Apr 1999: £14m; 28 Mar 1998: £14m). Adjusting for these charges would have reduced the US GAAP losses/increased earnings reported in these prior periods by an equivalent amount.

Prior to the adoption of SFAS 142 there was unamortised goodwill of £206m under US GAAP, which arose as £188m on carbon steel and £18m on aluminium reporting units. Upon adoption of the standard, Corus undertook a review of this goodwill, based on discounted cash flows for each reporting unit to which the goodwill related. These transitional reviews indicated that the goodwill of £99m being adjusted in the US GAAP reconciliation of shareholders’ equity at 29 Dec 2001 was fully impaired. This impairment has been charged to US GAAP earnings in the current period as a cumulative effect upon the adoption of SFAS 142. This goodwill largely related to the original acquisition of C Walkers & Sons (Holdings) Limited, which is now integrated as part of the Corus distribution and stockholding business.

In addition, during the period Corus has charged £28m to earnings under US GAAP, for impairments of goodwill, mainly on its investment in Kienle & Spiess. This charge was based on discounted cash flows for the business, after a review of the current trading environment in which this subsidiary operates.

After goodwill disposals of £2m and additions of £6m, this left unamortised goodwill of £83m as at 28 Dec 2002, of which £71m related to carbon steel and £12m to aluminium reporting units.

(ii)	Capitalisation of interest costs

Under UK GAAP, Corus does not capitalise interest in its financial statements. However, for US GAAP reporting, the estimated amount of interest incurred in connection with the financing of expenditure for major capital projects is included within fixed assets. This interest is then depreciated over the lives of the related assets.

(iii)	Pensions costs

Under both UK GAAP and US GAAP pension costs are charged to earnings so as to reflect the provision against future pension liabilities. There are differences in the method of calculating these charges and the valuation of any pension asset or liability to be included in the balance sheet. Therefore, a reconciling item from UK to US GAAP earnings is necessary to reflect these differences.

In detail, under UK GAAP the expected cost of providing pension benefits is charged to earnings so as to spread the cost over the expected average remaining service lives of employees. Under US GAAP the pension charge is based on the estimated cost of benefits accruing in the period (as adjusted to reflect any surplus or deficit in the scheme at the date of adopting SFAS 87). However this charge is adjusted to reflect the cost of benefit improvements and any surplus or deficit that emerges as a result of actuarial assumptions being different from actual values. Only those surpluses or deficits falling outside a 10% ‘corridor’ are recognised.

(iv)	Stock-based employee compensation awards

UK GAAP does not require the recognition of compensation cost under its employee share option schemes where the grant price is the same as the fair value of the shares at the date of the grant. Corus has elected to adopt the provisions of SFAS 123 in accounting for its stock-based employee compensation awards. SFAS 123 requires a fair value based method of accounting for stock‑based employee awards for transactions entered into after 15 Dec 1994. For the purpose of compliance with US GAAP the fair value of awards has been estimated using the Black-Scholes option pricing model and the following weighted average assumptions were used:

	28 Dec 2002	29 Dec 2001	30 Dec 2000

Risk free interest rate	n/a	5.0%	6.4%
Expected life	n/a	4 years	4 years
Expected volatility	n/a	45%	35%
Dividend yield	n/a	4.45%	4.45%
Weighted average fair values of options granted in the period	n/a	£0.56	£0.30
There were no new awards during the current period.

Return to contents page	95
(v)	Purchase consideration

Under UKGAAP the fair value of the shares offered as consideration for the acquisition of Corus Nederland BV was determined by reference to the market price of the Group shares on the date the offer became unconditional, 6 Oct 1999. Under USGAAP the fair value of these shares was based on the market price of the shares when the principle terms of the acquisition were announced, 7 Jun 1999. This difference resulted in a lower purchase consideration under USGAAP which means the recognised capital issued and goodwill on the Corus Nederland BV acquisition is lower.

(vi)	Disposal of group undertakings

On 23 Jan 2001, AvestaPolarit Oyj Abp was created by the merger of the Corus subsidiary Avesta Sheffield AB (publ) and the stainless steel activities of Outokumpu Oyj. Under UK GAAP this combination was treated as an exchange of shares, with AvestaPolarit Oyj Abp becoming an associated undertaking. Under US GAAP the transaction would be treated as a disposal of a subsidiary followed by a separate acquisition of an associate. This gave rise to a loss on the sale of Avesta Sheffield AB (publ), for US GAAP purposes, in the 12 months to 29 Dec 2001.

The loss was calculated as the difference between the US GAAP carrying value of Avesta Sheffield AB (publ) and the fair value of shares in AvestaPolarit Oyj Abp received as consideration. The US GAAP carrying value had included amounts for unamortised goodwill, capitalised interest costs and deferred taxation that were different from the UK GAAP carrying value. There was also an adjustment for minority interests in Avesta Sheffield AB (publ). These additional amounts were eliminated from the relevant lines in the US GAAP reconciliation of equity, in 2001.

During the current period the investment in AvestaPolarit Oyj Abp was sold. Under UK GAAP the unamortised element of any goodwill arising on the formation of the associate has been charged against earnings as part of the loss on disposal. In addition any goodwill previously written off directly to reserves in respect of the investment in AvestaPolarit Oyj Abp has also been charged against the loss on disposal (see note (vii)).

Under US GAAP these balances of goodwill had previously been dealt with as part of the original disposal of the subsidiary investment in Avesta Sheffield AB (publ). They have been added back to UK GAAP earnings in the period as part of the US GAAP reconciliation.

(vii)	UK GAAP goodwill on AvestaPolarit Oyj Abp

The different treatments for the formation of AvestaPolarit Oyj Abp described in note (vi) mean that the carrying value of this associate as at 29 Dec 2001 was different when comparing the UK GAAP and US GAAP balance sheets. In particular under UK GAAP the treatment as an exchange of shares gave rise to positive goodwill. This goodwill was then eliminated in the US GAAP reconciliation. Furthermore under UK GAAP an amount of £33m of goodwill arising on the original acquisition of Avesta Sheffield AB (publ) remained written off against retained earnings, as the original acquisition was made before 1 Apr 1999, as per note (i).

Following the sale of the stake in AvestaPolarit Oyj Abp in 2002 the unamortised element of goodwill was charged to the profit and loss account on disposal under UK GAAP. Therefore no adjustment for this balance is necessary in the 2002 reconciliation of UK to US GAAP equity.

(viii)	Deferred taxation

Following the adoption of FRS 19 ‘Deferred Tax’ under UKGAAP by Corus in the period to 29 Dec 2001, the treatment of deferred tax under UK and USGAAP is more similar than in prior periods. However Corus has chosen to discount deferred tax balances under UK GAAP. Discounting is prohibited for US reporting. The remaining differences on deferred taxation mainly relate to the taxation effects of all the other US GAAP adjustments.

(ix)	Accelerated depreciation

Under UK GAAP if there is an indication of impairment then relevant assets should be tested for impairment and if necessary written down to their value in use. The value in use is calculated based on discounted future pre-tax cash flows related to the asset or the income-generating unit to which the asset belongs.

US GAAP assesses whether impairment is necessary based on undiscounted cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying value of the assets. The impairment loss is measured as the difference between fair value and carrying value of the assets.

Certain of the asset impairments charged under UK GAAP in the period to 30 Dec 2000 did not meet the undiscounted cash flow test required by US GAAP. Therefore the impairments would not be recognised in the US GAAP loss. However, additional depreciation of £20m (29 Dec 2001: £21m) on these assets would continue to be charged to US GAAP earnings.

Return to contents page	96

The impairments made in 2000 that were allowed under US GAAP totalled £263m and were largely related to the following carbon steel assets at the UK locations shown:

•	Llanwern: the closure of the iron and steelmaking operations; the closure of the annealing and tempering facilities, and
•	a reduction in activity at the hot strip mill and cold mill operations;
•	Ebbw Vale: site closure;
•	Shotton: the closure of the pickle line, cold mill and one electro-zinc line;
•	Teesside: the closure of the coil plate mill; and
•	Bryngwyn: site closure.

These impairments arose following a strategic review by Corus of its UK carbon steel activities. This review proposed a reduction of over 3 million tonnes per annum in UK flat products. In determining the impairment charges, future cash flows for the income- generating units holding these assets were discounted at the Group’s weighted average cost of capital as adjusted for specific risks of the income-generating units. The cash flows used covered a period equivalent to the average remaining lives of the fixed assets to provide an estimate of their value in use.

Following the 2000 impairments, reviews of the value in use of fixed assets of the UK steel production and processing related income-generating units affected by this restructuring have been performed annually, to comply with the requirements of UK GAAP. Continuing losses mean that the impairment reviews in the current period have given rise to additional charges of £206m under US GAAP, of which £89m was recognised under UK GAAP in the current period and £117m as at 30 Dec 2000.

In addition to the impairment charges for UK assets, at Dec 2000 the Group provided accelerated depreciation for the write down of direct reduced iron facilities in Mobile, USA, following a decision to mothball the plant.

UKGAAP allows the reversal of an impairment loss where the recoverable amount increases due to a change in economic conditions or in the expected use of an asset. Such reversals are prohibited under USGAAP. In the current period £14m of previously recognised impairment charges have been credited to UK GAAP earnings (see Note 3). This credit has been reversed in the US GAAP reconciliation.

(x)	Derivatives

SFAS 133, ‘Accounting for Derivative Instrument and Hedging Activities’ establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS 133 requires that companies recognise all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Corus adopted SFAS 133, for US reporting purposes, on 1 Jan 2001. Upon adoption of SFAS 133, derivative liabilities of approximately £4m in respect of commodity contracts and derivative assets of £4m in respect of currency contracts were recognised in shareholders’ funds with an equivalent offset to the net income statement. Future changes in fair value are recorded in the net income statement for US reporting purposes. Under UK GAAP no account is taken of unrealised profits or losses on open commodity or exchange contracts that are intended as a hedge. Such profits or losses are accounted for at the time that the underlying transaction is completed.

(xi)	Fixed assets

For US GAAP, the fair value of the shares offered as purchase consideration for the stake in AvestaPolarit Oyj Abp was less than the fair value of the share of net assets acquired by Corus in the new company. This difference, or negative goodwill, was treated as a deduction from the carrying value of fixed assets in the reconciliation of US GAAP equity. It was then being amortised over a period of 15 years.

As part of the adoption of SFAS 141 ‘Business Combinations’ the Group wrote off the negative goodwill associated with AvestaPolarit Oyj Abp of £77m, on 30 Dec 2001 as a cumulative change in accounting principle. SFAS 141 prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

(xii)	Profit on disposal of fixed assets

Under UK GAAP any profit or loss arising on the sale and operating leaseback of fixed assets may generally be taken to the profit and loss account immediately in the period in which the sale takes place. However for USGAAP purposes, under SFAS 28 ‘Accounting for Sales with Leasebacks’ any such gain or loss must be deferred and amortised over the contract lease period.

(xiii)	Securitisation of trade receivables

As discussed in Note 16, the Group launched a revolving period debtors securitisation programme during 2002. For US GAAP there is no equivalent of the linked presentation adopted for UK reporting purposes to reflect this programme. Under the terms of this programme SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ would require the consolidation of the third party to whom the pool of debtors are initially assigned. Therefore cash advanced under this arrangement would be treated as a borrowing under US GAAP, but this has no impact on the shareholders’ equity.

Return to contents page	97
New US accounting standards
The effects on the Group of recently issued accounting pronouncements are summarised below:
SFAS 143 – Accounting for asset retirement obligations

In Jun 2001, the US Financial Accounting Standards Board (‘FASB’) issued SFAS 143. This statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. Corus is still assessing the full impact of adopting this standard.

SFAS 145 – Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13, and Technical Corrections

In Apr 2002, the FASB issued SFAS 145. This statement eliminates the requirements that gains and losses from the extinguishment of debt is aggregated and classified as an extraordinary item, net of any income tax. An entity is not prohibited from classifying such gains and losses as extraordinary items, as long as they meet the criteria in paragraph 20 of APB No 30, ‘Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’. In addition SFAS 145 requires that capital leases that are modified so that the resulting lease arrangement is classified as an operating lease, are accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No 4, ‘Reporting Gains and Loss from Extinguishment of Debt’ is effective for fiscal years beginning after 15 May 2002. Any gain or loss on extinguishments of debt that was previously classified as an extraordinary item would be reclassified to other income (expense). The remainder of the statement is generally effective for transactions occurring after 15 May 2002. The impact of adopting this standard has not had a material impact on Corus.

SFAS 146 – Accounting for Costs Associated with Exit or Disposal Activities

In Jun 2002, the FASB issued SFAS 146. This statement requires that liabilities for costs associated with exit or disposal activities be recognised and measured initially at fair value when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severence costs that are associated with a restructuring, discontinuing operation or plant closing. SFAS 146 replaces Emerging Issues Task Force (‘EITF’) No 94-3, ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 Dec 2002. Corus is still assessing the full impact of adopting this standard.

FASB Interpretation No. 45 – Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In Nov 2002 the FASB issued FIN 45. This interpretation addresses the disclosures to be made by the Group for any obligations under guarantees, and the requirements related to the recognition of liabilities for those guarantees at their inception. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 Dec 2002. Corus is still assessing the impact of the accounting provisions under FIN 45. Note 30 discloses the value of Corus’ contingent liabilities for all guarantees given under trade agreements. In addition, Note 25 discloses details of the Group’s provisions for product warranties. These provisions are assessed in accordance with the requirements of FRS 12 under UK GAAP. This means that the amount recognised as a provision is the best estimate of the expenditure required to settle all anticipated warranty claims as at the balance sheet date. The provision is stated before tax and is largely based, amongst other variables, on the historic experience of customer claims.

FASB Interpretation No. 46 – Consolidation of variable interest entities

In Jan 2003, the FASB issued FIN 46. This interpretation addresses the consolidation of entities for which control is achieved through means other than through voting rights (‘Variable interest entities’ or ‘VIE’) by clarifying the application of Accounting Research Bulletin No. 51 ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the ‘primary beneficiary’) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 Jan 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 Jan 2003. A public entity with a variable interest in a VIE created before 1 Feb 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after 15 Jun 2003. At this time Corus is still assessing the impact of adopting this new interpretation.

Return to contents page	98
Five year financial summary
Profit and loss account
	Periods ended

	12 months to	12 months to	6 months to	15 months to	12 months to	12 months to
	28 Mar 1998	3 Apr 1999	2 Oct 1999	30 Dec 2000	29 Dec 2001	28 Dec 2002
	£m	£m	£m	£m	£m	£m

Group turnover

United Kingdom	3,010	2,663	1,119	3,274	2,291	2,071
Other European	2,687	2,532	1,085	6,018	3,899	3,658
North America	654	657	327	1,647	889	881
Other areas	596	407	178	759	620	578

	6,947	6,259	2,709	11,698	7,699	7,188

Group operating profit/(loss)	265	(174)	(189)	(1,156)	(385)	(446)
Share of operating results of joint ventures and associated undertakings	–	(3)	–	–	12	21

Operating profit/(loss)	265	(177)	(189)	(1,156)	(373)	(425)
Profit on disposal of fixed assets and group undertakings	11	8	10	5	19	115

Profit/(loss) before interest

	276	(169)	(179)	(1,151)	(354)	(310)
Net interest and investment income	39	27	12	(124)	(108)	(94)

Profit/(loss) on ordinary activities before taxation

	315	(142)	(167)	(1,275)	(462)	(404)
Taxation	(75)	69	27	286	43	(61)
Minority interests	(10)	24	(4)	(53)	–	7

Profit/(loss) for financial period

	230	(49)	(144)	(1,042)	(419)	(458)
Dividends	(195)	(201)	–	(31)	–	–

Profit/(loss) retained for the period

	35	(250)	(144)	(1,073)	(419)	(458)

Earnings/(loss) per ordinary share in pence

	11.65	(2.47)	(7.27)	(33.50)	(13.42)	(14.65)
Dividend per ordinary share in pence	10.0	10.0	–	1.0	–	–

Earnings/(loss) per ADS in £

	1.17	(0.25)	(0.73)	(3.35)	(1.34)	(1.47)
Dividend per ADS in £	1.00	1.00	–	0.10	–	–

Amounts in accordance with US GAAP:
Operating income/(loss)	244	(178)	(199)	(880)	(543)	(419)
Net income/(loss) for financial period	230	(41)	(160)	(770)	(570)	(398)
Earnings/(loss) per ADS in £	1.16	(0.21)	(0.81)	(2.48)	(1.83)	(1.27)

Balance sheet
	As at

	28 Mar 1998	3 Apr 1999	2 Oct 1999	30 Dec 2000	29 Dec 2001	28 Dec 2002
	£m	£m	£m	£m	£m	£m

Fixed assets

	3,647	3,480	3,344	4,143	3,750	3,126
Current assets	4,071	3,691	3,635	4,255	3,368	3,305

Total assets

	7,718	7,171	6,979	8,398	7,118	6,431
Long term borrowings	(687)	(825)	(1,036)	(1,766)	(1,612)	(1,428)
Creditors, provisions and minority interests	(2,711)	(2,270)	(2,020)	(3,137)	(2,445)	(2,281)

Shareholders’ funds

	4,320	4,076	3,923	3,495	3,061	2,722

Shareholders’ funds in accordance with US GAAP:
Capital stock	991	991	991	1,566	1,569	1,572
Other reserves	3,755	3,510	3,200	2,474	1,855	1,528

	4,746	4,501	4,191	4,040	3,424	3,100

Return to contents page	99
Information for shareholders
Shareholder enquiries
Ordinary shares
Administrative enquiries concerning shareholdings, such as dividend payments, notification of change of address or the loss of a share certificate should be addressed to:
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3961
Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk. You will need your eight digit shareholder reference number.
American Depositary Receipts (ADRs)

Corus’ ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by ADRs, and trade under ticker symbol CGA.

Each ADS is equivalent to 10 ordinary shares. Enquiries regarding ADR holders’ accounts and payment of dividends should be directed to the Depositary:

The Bank of New York
ADR Department
101 Barclay Street
New York NY 10286
Telephone:
US Holders: +1 (888) 269 2377
Outside US: +1 (610) 312 5315
Other enquiries
Other general information about the Group’s business and copies of the environmental brochure may be obtained from:
UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113
Netherlands
Secretariat Department
Corus
POBox 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Annual General Meeting

The 2003 Annual General Meeting of shareholders will be held at Congress Centre, Great Russell Street, London WC1B 3LS on 29 April 2003 at 11.00am.

Voting for overseas shareholders
ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

Share price information
The latest Corus share price is available from the Financial Times Cityline Service. Telephone: 0906 8433311
Website
The Corus website address is www.corusgroup.com
Dividend
No dividend was paid during 2002 and the Board has not recommended the payment of any final dividend.
Form 20-F

The Company is subject to the reporting requirements of the US Securities and Exchange Commission (‘SEC’). In compliance with these regulations, the Company will file its Annual Report on Form 20-F with the SEC in March 2003. Copies may be obtained from The Bank of New York or the Secretary’s Office.

Designed and produced by Fishburn Hedges

Printed by Pillans & Wilson Greenaway Ltd, a member of the ormolu group. 137414

This document has been printed on elemental chlorine free paper using pulp from renewable, farmed sources.

Return to contents page	104