Form 20-F
CORUS GROUP PLC
filed 2004-03-22
CIK 842021

As filed with the Securities and Exchange Commission on March 22, 2004 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: January 3, 2004
Commission file number: 1-10120

CORUS GROUP plc

(Exact name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organisation)

30 Millbank, London SW1P 4WY, England
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary shares of 10p each	New York Stock Exchange*

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:

None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 3, 2004:

4,434,759,050 Ordinary shares of 10p each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes    X               No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17              Item 18   X

* Not for trading, but only in connection with the registration of American Depositary Shares.

Form 20–F 2003 i
Return to contents page

ii Form 20–F 2003
Return to contents page

DEFINITIONS The following terms have the meanings set out alongside unless the context indicates otherwise:
“Avesta Sheffield”	Avesta Sheffield AB (publ), a company quoted on the Stockholm
Stock Exchange, until February 23, 2001.
“British Steel”	British Steel Limited (formerly British Steel plc) and/or, where the context so requires, British Steel Limited (formerly British
Steel plc) and its subsidiaries and/or BSC.
“BSC” or the “Corporation”	the statutory corporation known as British Steel Corporation which operated the business of Corus UK prior to September 5,
1988, and/or, where the context so requires, British Steel
Corporation and its subsidiaries.
“CES”	Corus Engineering Steels Holdings Limited, formerly British
Steel Engineering Steels Holdings Limited and UES Holdings
Limited and/or, where the context so requires, its subsidiaries.
“Combined Offer”	the offer for sale by HM Government of the whole of the issued
Ordinary share capital of British Steel plc.
“Companies Act”	UK Companies Act 1985, as amended by the Companies Act 1989
“Corus”	Corus Group plc or, where the context so requires, Corus Group plc and its subsidiaries.
“Corus UK”	Corus UK Limited (formerly British Steel Limited and British
Steel plc) and/or, where the context so requires, Corus UK
Limited and its subsidiaries and/or BSC.
“Deferred shares”	Corus Deferred shares of 40p each.
“EC”	the European Community and/or, where the context so requires, the European Communities, which include the ECSC and
the EC.
“ECSC”	the European Coal and Steel Community.
“EEA”	the European Economic Area established by an agreement
(as adjusted by a protocol) between the EC and certain
countries of EFTA (excluding Switzerland), which entered into force in 1994 and as amended (“the EEA Agreement”).
“EFTA”	the European Free Trade Association founded in 1960 and
whose current members include Iceland, Liechtenstein, Norway and Switzerland.
“ESA”	the EFTA Surveillance Authority that is a body set up under the
EEA Agreement with responsibility for ensuring compliance with the provisions of the EEA Agreement within EFTA.
“EU”	the European Union which was established by the twelve
Member States of the EC by the Treaty of Maastricht (signed
Maastricht 1992, enacted 1993), and with the addition of
Austria, Finland and Sweden which acceded to full membership on January 1, 1995.
“Group”	Corus Group plc and its subsidiaries.

Form 20–F 2003 iii
Return to contents page

“Head Office”	the administrative office of Corus located at 30 Millbank,
London SW1P 4WY, United Kingdom.
“HM Government”	Her Majesty’s Government of the United Kingdom.
ISTC”	the Iron and Steel Trades Confederation.
“KH” or “Hoogovens”	Corus Nederland BV (formerly Koninklijke Hoogovens NV)
and/or, where the context so requires, Corus Nederland BV and its subsidiaries.
“London Stock Exchange” or “LSE”	London Stock Exchange plc.
“New Ordinary shares”	Corus Ordinary shares of 10p each.
“OECD”	Organisation for Economic Co-operation and Development, an
international organisation of thirty member countries that
examines the economic, social and governance issues of a
globalised economy.
“Old Ordinary shares”	Corus Ordinary shares of 50p each.
“Ordinary shares”	Ordinary shares of Corus, being Old Ordinary shares or New
Ordinary shares as the context requires.
“Report & Accounts 2003”	the Corus Annual Report & Accounts for the twelve months to
January 3, 2004.
“stockholders”	steel stockists that typically purchase steel products from high-
volume producers, such as Corus, and break bulk or process
such purchases for subsequent resale.
“tonne” or “t”	a metric ton (1,000 kilograms) equal to 2,204.6 pounds.
“Treaty of Paris”	the Treaty establishing the ECSC (signed Paris 1951, enacted
1952, expired July 2002).
“Treaty of Rome”	the Treaty establishing the EC (signed Rome 1957, enacted
1958, and amended, inter alia, by the Treaty of Maastricht).
“UK”	United Kingdom.

iv Form 20–F 2003
Return to contents page

PRESENTATION OF INFORMATION

     Corus is the successor registrant to British Steel.

     Certain of the responses to the requirements of Form 20-F are incorporated by reference to the Corus Report on Form 6-K dated March 22, 2004, which contains the Report & Accounts 2003, and is attached as an exhibit to the Form 20-F.

     Corus has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between UK GAAP and US GAAP are summarised in Note 37 ‘Supplementary information for North American investors’ on pages 107 to 112 in the Report & Accounts 2003 incorporated herein by reference.

     Prior to the merger between British Steel and KH, British Steel prepared its financial statements on the basis of a financial year consisting of the 52 week or 53 week period ending on the Saturday closest to March 31 of each year. A change of year end from March to September was introduced as a preparatory step to the merger and in connection with this change British Steel produced accounts for the six month period from April 4, 1999 to October 2, 1999. Following the merger, Corus further changed its year end to the Saturday closest to December 31 of each year. Unless otherwise indicated, financial and operating statistics are stated on the basis of such financial years. References to 1998 are to the relevant calendar year. References to 1999 are to the six month period from April 4, 1999 to October 2, 1999 and references to 1999/2000 are to the fifteen month period to December 30, 2000 unless otherwise indicated. References to 2001, 2002 and 2003 are to the financial years ended December 29, 2001, December 28, 2002 and January 3, 2004 respectively or the calendar year as the context requires.

CERTAIN FORWARD LOOKING STATEMENTS

     The Form 20-F includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain statements in the Form 20-F and in the pages incorporated by reference from ‘Review of the period’ and ‘Financial review’ of the Report & Accounts 2003 under Item 5 ‘Operating and Financial Review and Prospects’ including, without limitation, those concerning (i) the economic outlook for steel and aluminium demand for calendar year 2004, (ii) expectations regarding steel and aluminium prices and (iii) the liquidity and capital resources of Corus, contain certain forward looking statements regarding the steel and aluminium industries and the operations, economic performance and financial condition of Corus. Item 11 ‘Quantitative and Qualitative Disclosures About Market Risk’ with regard to risk management, foreign exchange risk, commodity risk and interest rate risk are also forward looking in their nature. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but are not limited to, (i) the economic climate in the UK and mainland Europe, (ii) the value of the pound sterling particularly in relation to the euro, the value of the pound sterling and the euro in relation to the US dollar, and changes in the global market for steel and aluminium, (iii) market developments, (iv) the availability and effective management of employees, supplies (including raw materials) and technology, (v) changes in environmental and other regulatory requirements and (vi) business risk management.

Form 20–F 2003 v
Return to contents page

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data
      Certain of the information required by this Item is incorporated herein by reference from page 113 ‘Five year financial summary’ of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004. A reconciliation of the financial figures stated under UK GAAP to those restated under US GAAP is presented in Note 37 on pages 107 to 112 of the Report & Accounts 2003 and is incorporated herein by reference.

Exchange rates
      The consolidated financial statements of Corus incorporated herein by reference from the Report & Accounts 2003 are presented in pounds sterling. In this document, references to ‘US$’, ‘US dollars’ or ‘$’ are to United States dollars, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘euro’ or ‘EUR’ are to the single currency of the member states of the EU that have adopted such currency in accordance with legislation relating to European Economic and Monetary Union. On March 16, 2004 the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.8105 to £1.00.

     The following table sets forth, for periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US dollars per £1.00:

Financial period ended	Average (a)	High	Low	Period End
April 3, 1999	1.654	1.722	1.598	1.602
October 2, 1999	1.610	1.655	1.551	1.655
December 30, 2000	1.533	1.677	1.400	1.496
December 29, 2001	1.440	1.505	1.373	1.448
December 28, 2002	1.502	1.604	1.409	1.602
January 3, 2004	1.635	1.790	1.550	1.790
Month ended		High	Low
September 30, 2003		1.664	1.573
October 31, 2003		1.703	1.660
November 30, 2003		1.722	1.669
December 31, 2003		1.784	1.720
January 31, 2004		1.851	1.790
February 29, 2004		1.905	1.818
     (a) The average of the Noon Buying Rates on the last day of each month during the applicable period.

Risk factors
      Corus is subject to various changing competitive and economic conditions that affect the market for steel and aluminium. The following is a description of factors that may affect Corus’ business, results of operations and share price:

Risks relating to the Group’s business
Corus has incurred and may continue to incur operating losses.
     For the year ended January 3, 2004, Corus had an operating loss of £208 million. While the Group has

Form 20–F 2003 1
Return to contents page

made progress in reducing its losses through initiatives taken in recent years to reduce capacity and improve competitiveness, the Group’s losses continue to emanate principally from the UK. This is largely related to the progressive decline in UK manufacturing, the increased penetration of steel imports, and the impact of exchange rates on the Group’s operating results, which have offset the benefits of these measures. Furthermore, Corus is subject to the effects of weaknesses in the global business environment and financial markets. As part of Corus’ “Restoring Success” initiatives (see pages 9 to 11 under Item 4), Corus has launched a series of measures to improve performance across all its businesses to close the performance gap between Corus and its European competitors. There can be no assurance that Corus’ efforts will be successful and that Corus will realise positive operating income or cash flows from operations in the future. In addition, in connection with the UK restructuring and other planned initiatives, Corus’ capital expenditure in future years will be significantly higher than in previous years.

Corus’ “Restoring Success” initiatives may not achieve their goals and may cost more than anticipated, which could have a material adverse effect on Corus’ financial condition.
      In response to the declining steel demand from Corus’ UK customer base, resulting from the long-term erosion of the UK manufacturing industry, and coupled with the lack of competitiveness in export markets, related in part to the strength of sterling in 2001, Corus initiated a restructuring programme in 2001. In April 2003 Corus’ Board announced additional restructuring programmes to concentrate its steelmaking in the UK at three sites. The main objectives of the restructuring are to size the business to the available market while eradicating losses and creating an internationally competitive cost base for Corus UK operations. The details of the Restoring Success initiatives and their objectives are provided on pages 9 to 11 under Item 4. There can be no assurance that the total capital expenditure and restructuring costs will not exceed present expectations. Additionally, Corus’ restructuring plans are subject to operational risks, and benefits of the plan will depend in part on the strength of sterling against the euro. Thus, there can be no guarantee that Corus’ restructuring plans will achieve their intended goals.

     Whilst Corus believes the Restoring Success initiatives are necessary in order to combat the Group’s operating losses and to improve the Group’s financial performance, these significant changes are subject to risks and uncertainties and the scope of change currently envisioned by Corus may prove difficult to realise. In addition, management has made several key assumptions in relation to its Restoring Success programme, including specific assumptions tied to each aspect of the initiatives and general assumptions relating to exchange rates and market prices for steel and raw materials. Corus has also assumed that it will be able to dedicate significant management resources from both senior management and at business units, whilst mitigating disruption to existing plant performance as this programme continues. If these assumptions are not realised, Corus may be unable to achieve the benefits of its Restoring Success initiatives.

Corus’ operating results are strongly affected by movements in exchange rates, particularly between sterling and the euro and between sterling and the US dollar.
      Corus derives most of its turnover and incurs most of its costs in the EU. Within the EU, Corus has substantial assets and sales in the UK, which is not a member of the eurozone. Whereas the majority of the costs of Corus in the UK are not affected by the sterling to euro exchange rate, steel prices in Europe, including the UK, in the medium and long term are largely set in euros. Therefore, fluctuations in the sterling to euro exchange rate impact heavily on Corus’ revenue in the UK. In 2003, £6.3 billion or 79% of the Group’s total turnover was derived from Europe, the most important market for the Group. Turnover in other export markets and Corus’ major supplies purchases, including iron ore and coal, are mainly denominated in US dollars. Corus’ aluminium sales, which are based on London Metal Exchange (LME) prices, are also quoted in US dollars. As a result, Corus’ revenues are also impacted by fluctuations in the US dollar to sterling and the euro. Exchange rate volatility affects the Group’s results from operations in a number of ways. It impacts the Group’s revenues from export markets, affects the strength of Corus’ competitors and their ability to penetrate the UK steel market, and exposes Corus’ UK customers to similar pressures, which may result in a reduction in demand for steel in the UK.

2 Form 20–F 2003
Return to contents page

Certain business decisions concerning Corus’ business require approval by the Corus Nederland Supervisory Board, a body whose composition is outside the control of Corus, and that has previously withheld its approval of a key strategy decision of Corus Group.
      Corus Nederland is subject to the mitigated structure regime under the provisions of the Dutch Civil Code. Under this regime, Corus Nederland is required to have a Supervisory Board which plays a significant role in the governance of Corus Nederland. Although Corus indirectly owns all the issued shares in Corus Nederland, it cannot appoint or dismiss members of the Supervisory Board, as they are appointed and dismissed by the Supervisory Board itself. Corus is able to appoint and dismiss the members of the Management Board of Corus Nederland, which runs its day to day affairs. The Supervisory Board owes duties to constituencies beyond Corus Group plc and its shareholders, which includes employees, bondholders and trade creditors of Corus Nederland and its subsidiaries.

     Under mandatory Dutch law, a number of important decisions taken by the Management Board are subject to the approval of the Supervisory Board. In March 2003, the Corus Nederland Supervisory Board withheld its approval from the proposed sale of the Group’s aluminium rolled products and extrusions operations to Pechiney.

     If Corus is not able to obtain the approval of the Supervisory Board for the decisions affecting the businesses held by Corus Nederland or the co-operation of the Supervisory Board on other matters, this could preclude Corus Group from realising its strategy, developing its business, realising the payment of dividends and the making of intra-group loans by Corus Nederland and utilising cash resources for the benefit of the Corus Group.

Corus has a substantial amount of indebtedness and other obligations, which could limit its operating flexibility and otherwise adversely affect its financial condition.
      As of January 3, 2004, Corus had total borrowings of £1,393 million. Corus may incur other obligations for the refinancing of a portion of this indebtedness or for other purposes. This indebtedness and related covenants could limit Corus’ operating flexibility and could otherwise adversely affect its financial condition.

     This level of indebtedness could have important consequences, including the following:

• it may become difficult for Corus to obtain additional financing for working capital, capital expenditure, debt service requirements, acquisitions or general corporate or other purposes in the future;

• a substantial portion of Corus’ cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Corus for other purposes;

• it may limit, along with the financial and other restrictive covenants applicable to Corus debt, its ability to borrow additional funds even when necessary to maintain adequate liquidity;

• some of Corus’ borrowings are and are expected to be at variable rates of interest (including borrowings under its main banking facility), which will expose Corus to the risk of increased interest rates;

• Corus’ flexibility to adjust to changing economic or market conditions may be constrained and its ability to withstand competitive pressures may be reduced, making Corus more vulnerable to a downturn in general economic conditions; and

• it may place Corus at a competitive disadvantage compared to its competitors, if they have lower levels of debt and, as a consequence, have greater operating and financial flexibility than Corus.

     Corus’ interest costs for its indebtedness are linked to its credit rating. Should Corus’ credit rating be further downgraded, Corus’ interest costs may increase. Additionally, such an event may make it more difficult for Corus to obtain additional financing. The addition of further debt to its current levels could exacerbate the leverage-related risks described above.

     Moreover, Corus’ main bank facility has a final maturity date of June 30, 2006. A significant portion of Corus’ outstanding indebtedness, including its convertible bonds, will reach maturity between 2006 and 2008, which may have a significant effect on Corus’ financial position and results of operations.

Form 20–F 2003 3
Return to contents page

     If Corus’ cash flow and capital resources are insufficient to fund its debt service requirements and its other obligations, Corus may be forced to reduce or delay scheduled expansion and capital expenditure (particularly with regard to the Restoring Success initiatives), sell material assets or operations, obtain additional capital or restructure or refinance all or a portion of its debt.

Corus ability to comply with the covenants under its senior credit facility will depend on achieving planned financial results.
 On July 31, 2003, Corus entered into a secured senior credit facility with an initial principal amount of €1.2 billion. Under this facility, Corus must comply with certain financial covenants. Several of these required measures become more stringent over time. Corus is in compliance with these covenants and expects to remain in compliance. However, compliance with these covenants can be adversely affected if Corus is unable to achieve its planned financial results which, in turn, can be affected by unforeseen events, and by events and circumstances outside of Corus’ control. Corus’ sensitivity to these covenants will diminish as the results of its Restoring Success initiatives begin to take effect. In the event that Corus breaches one of these covenants and is unable to obtain a waiver from the lenders, it will be in default under the main banking facility and, consequently, other indebtedness. Upon a default, the lenders could elect to declare all amounts borrowed under the facility, together with accrued interest, due and payable and/or enforce on the collateral securing the facility.

Corus’ operations may be adversely affected by business interruptions and property damage.
      Corus’ operations may be adversely affected by abnormal unplanned events such as explosions, fires and other industrial accidents, transportation interruptions and inclement weather. On November 8, 2001, an explosion occurred at no. 5 blast furnace at Port Talbot works. Corus’ operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying-in slab, the additional costs of processing bought-in rather than manufactured slab, and the additional costs of increasing throughput at the remaining furnace at Port Talbot. In addition, Corus is liable for the civil claims and other proceedings resulting from the incident. The rebuild and the consequential losses associated with the furnace being out of operation have been largely recovered from insurers. On September 29, 2003, a fire at Scunthorpe works ceased steelmaking there temporarily. The cost of the damage resulting from the fire and other related operating costs and lost contribution, which were not covered by third party insurance, was approximately £20 million.

     As part of its risk management, Corus maintains insurance cover through a combination of self funding and policies purchased from third party insurers. To the extent one or more events occur that are not covered by insurance, Corus’ operating results and cash flows may be materially adversely affected.

Corus’ future pension expenses, based on actuarial assumptions, may prove more costly than currently anticipated and the market value of Corus’ pension assets could decline.
      Corus provides retirement benefits for substantially all of its employees under several benefit and contribution plans. Corus contributes to the defined benefit plans the amount that is required by governing legislation in the countries in which it operates. Pension contributions are calculated by independent actuaries. The actuarial assumptions used may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact Corus’ recorded net pension expense and liability, as well as future funding requirements. As at January 3, 2004, under FRS 17, the market value of Corus’ pension assets was £11.3 billion and its pension liabilities were assessed at £11.2 billion. If there is a significant adverse change in the market value of Corus’ pension assets, Corus may need to increase its pension contributions, which could have an adverse impact on Corus’ financial results.

Risks relating to the steel and aluminium industries
 Corus’ results of operations could be adversely affected by the cyclical nature of the steel industry and the industries Corus serves.
      The steel and aluminium industries are highly cyclical, sensitive to general economic conditions and dependent on the condition of certain other industries. Corus’ steel business supports cyclical industries

4 Form 20–F 2003
Return to contents page

such as the automotive, appliance, construction, packaging and energy industries. As a result, the prices of steel and steel products may fluctuate significantly due to many factors beyond Corus’ control. The demand for steel products is generally affected by macroeconomic fluctuations in Europe and the global markets in which steel companies sell their products. Aluminium end use markets, including the transport (especially automotive and aerospace), construction and packaging sectors, are also cyclical. When downturns occur in these sectors, Corus may experience decreased demand for its products, which may have a material adverse effect on its financial results.

     The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry before the cycle recovers adequately and long enough to allow Corus’ financial condition to improve may have a material adverse impact on Corus.

A change in the demand for steel in China could have a significant impact on the global steel market.
      China is presently increasing steel producing capacity by millions of tonnes every year and importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices globally, particularly for iron ore and scrap. In addition, Chinese demand for freight to import raw materials and export finished products is increasing ocean freight rates to unprecedented levels. Corus has already experienced the impact of higher raw material prices and freight costs, which may further increase. Although China’s demand for steel may continue to grow in the near future, this growth may subside, as the Chinese supply of steel is brought into balance with the demand. A reduction in demand for steel in China may result in reduced raw material prices and freight cost for Corus. However, also as a result, countries presently exporting large volumes to China will be searching for alternative markets. Imports from these other countries could impact the markets that Corus sells into, resulting in Corus losing sales volume, or having to reduce steel prices, which may have a material adverse impact on Corus.

Corus’ profitability may be affected by changes in the cost and availability of raw materials and freight. Corus may not be able to recover increased raw material costs in higher selling prices.
      The prices of many of the raw materials Corus uses depend on supply and demand relationships at a worldwide level, and are therefore subject to fluctuation. The principal raw materials used by Corus are iron ore and coal, purchased on international markets, and scrap.

     Corus enters into long term supply contracts with certain of its raw material vendors. These contracts, however, do not assist in protecting Corus against significant price increases as prices for these contracts are determined on an annual basis. There is a potential time lag between changes in prices under Corus’ purchase contracts and the point when Corus can implement a corresponding change under its sales contracts with its customers.

     Prices for the raw materials that Corus requires may continue to increase and, if they do, Corus may not be able to pass on the entire cost of the increases to its customers or to offset fully the effects of higher raw material costs through productivity improvements, which may cause its profitability to decline. When demand for raw materials is strong, the terms of the purchase contracts may be disadvantageous to Corus. Thus, shortages of, or price increases for, supplies could have a material adverse effect on Corus’ ability to sell certain of its products in a cost-effective manner.

Corus’ business is greatly affected by price volatility, which is largely the result of high fixed costs characteristic of the steel industry.
      The production of steel is capital intensive, with a high proportion of fixed to total costs. Consequently, steel producers seek to maintain high capacity utilisation. If capacity exceeds demand, there is a tendency for prices to fall sharply as supply is largely maintained. Conversely, expansion of capacity requires long lead times so that, if demand grows strongly, prices increase rapidly, as unutilised capacity cannot be brought on line as quickly. The result is substantial price volatility. While Corus has taken steps to reduce operating costs, including reducing steel production capacity, Corus may continue to be affected by significant price volatility and incur operating losses as a result.

Form 20–F 2003 5
Return to contents page

Strong competition may continue to exert downward pressure on Corus pricing.
      Corus experiences intense competition within the steel and aluminium industries at both a regional and global level. International trade is a substantial component of its business with the result that changes in market conditions in one region are rapidly transmitted to other regions. The competitive arena encompasses quality, customer service, delivery performance, product development and price. Although as a technologically advanced materials producer, Corus attempts to differentiate its products by emphasising non-price competitive advantages, Corus is still subject to the effect of strong price competition from commodity producers (see section ‘Competition - steel’ on page 20 under Item 4).

High energy costs adversely impact Corus’ results of operations.
      Both steel and aluminium production processes are energy intensive. Corus’ operations consume large amounts of energy, in particular natural gas and electricity. A significant increase in energy prices could have an adverse impact on Corus’ financial results. In addition, Corus’ aluminium smelters generally require an uninterrupted supply of intense electrical energy, and any significant interruption may have a technical, commercial and financial impact on the facility concerned.

     The UK, Dutch and German governments have imposed general energy taxes on industry. Corus has endeavoured to minimise the cost impact of these taxes through a series of negotiated agreements. From April 2001, the UK Government has imposed a tax on the business use of energy. A negotiated agreement was signed with the UK Government to allow Corus to take an 80% reduction in the amount of such tax up to the end of 2002. As Corus has met certain energy efficiency targets in 2002, it will receive the 80% reduction for the 2003 and 2004 periods. In order to receive this reduction for 2005 and 2006, Corus will have to meet the energy efficient targets for 2004. The reduction is worth approximately £28 million per annum. In the event Corus fails to meet agreed energy efficiency targets, costs in the form of increased taxation could be significant.

Health, safety and environmental matters, including compliance with environmental laws and remediation of contamination, could result in substantially increased capital requirements and operating costs.
      Corus’ businesses are subject to numerous laws and regulations relating to health, safety and the environment in the countries in which Corus operates. These laws and regulations concern air emissions, wastewater discharges, solid and hazardous waste material handling and disposal, worker health and safety, and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to these laws and regulations are an inherent part of the Group’s business, and future conditions and contamination may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Although Corus believes that its operations are in substantial compliance with currently applicable environmental, health and safety regulations, violations of such laws or regulations can lead to fines and penalties. In addition, risks of substantial costs and liabilities, including for the investigation and remediation of past or present contamination, at facilities currently or formerly owned or operated by Corus, or at which wastes have been disposed, are inherent in Corus’ operations, and there can be no assurance that substantial costs and liabilities will not be incurred in the future.

     Other developments, such as increased requirements of environmental, health and safety laws and regulations, increasingly strict enforcement thereof by governmental authorities, and claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of Corus’ operations or past contamination, could prevent or restrict some of Corus’ operations, require the expenditure of significant funds to bring Corus into compliance, involve the imposition of clean up requirements and give rise to civil or criminal liability. There can be no assurance that any such legislation, regulation, enforcement or private claim will not have a material adverse effect on Corus’ business, financial condition or results of operations.

     Corus is currently addressing contamination at its closed facilities, and may be required to initiate environmental investigation and remediation projects at both former and current operating locations. In addition to potential clean up liability, Corus may become subject to monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

6 Form 20–F 2003
Return to contents page

Corus may be subject to liability related to the use of hazardous substances in production.
      Corus uses a variety of hazardous materials, gases and chemicals in its manufacturing activities. The management, use and disposal of these substances are regulated by laws and regulations that have not, to date, resulted in material costs to Corus. There can be no assurance that more onerous laws will not be adopted in the future, resulting in material costs or liabilities to Corus. In the event that any of these substances, proves to be toxic or accidents involving these substances occur, Corus may be liable for increased costs for health-related claims or removal or treatment of such substances.

Actions taken by governments of other major steel importing countries can result in disruption to Corus’ business and affect steel prices globally as trade flows adjust.
      The large trade flows and, in particular, large swings in trade, which can result from changing market conditions, can lead to trade remedy actions to protect domestic industries. Exports by Corus to the United States were recently subject to such trade remedies, including “Safeguard” measures imposed by the US under Section 201 of the US Trade Act of 1974 on imports of a number of steel products such as flat rolled steel, plates, and wire rod. Although these “Safeguard” measures have been removed, there can be no assurance, that future similar trade remedy measures instituted by the US or other governments will not have a significant impact on Corus’ export sales in the future or that Corus will be able to mitigate the impact of such measures.

ITEM 4. INFORMATION ON THE COMPANY

Introduction
      Corus was formed in October 1999 by the merger of British Steel and KH. Corus produced 19 million tonnes of crude steel in 2003 and estimates that on the date hereof it is the seventh largest steel producer in the world. Its European steelworks accounted for approximately 11% of the EU’s steel production in 2003. The majority of Corus steel is rolled in its own mills although it supplies semi-finished steel products to other steelmakers for rolling into finished products. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 80% of total carbon steel turnover in 2003, with North America accounting for 9% and other areas for 11%.

     The aluminium businesses of Corus manufacture and supply primary products, rolled products and extrusions. Corus was, in 2003, the fifth largest producer of rolled aluminium products in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 75% of total aluminium turnover in 2003, with North America accounting for 17% and other areas for 8%.

     Corus produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK located at Port Talbot, Scunthorpe and Teesside and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method, currently in two other UK steelworks (Rotherham and Stocksbridge). Carbon steel is also produced by the electric arc furnace method at Tuscaloosa in the United States. Capacity and output figures of these steelworks for the twelve month period from January 2003 to December 2003 are set out on page 26 ‘Property, plants and equipment’.

     The steelworks of Corus supply steel not only to external customers but also to other Corus operating sites. A number of the Corus rolling mills and process lines are located on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities. These include the sites set out on page 27 ‘Property, plants and equipment’.

     Corus produces primary aluminium in two smelters located in Delfzijl in the Netherlands and Voerde in Germany. Following the disposal of the Group’s interest in Aluminerie Alouette in 2002, this primary aluminium represents approximately 40% of the metal needs of the rolling mills and extrusion works of Corus. The European rolling mills are located at Koblenz in Germany and Duffel in Belgium. In Canada a 60% owned mill is located in Cap-de-la-Madeleine. Corus has extrusion operations at three locations in Germany, one in Belgium and one in China (61% owned).

Form 20–F 2003 7
Return to contents page

     In the EU, Corus has an extensive network of sales offices, processing and service centre locations for the distribution and, in some cases, the further processing of its products. Outside the EU, Corus has sales offices in over twenty countries which are supported by a worldwide trading network and a number of processing and service centres. This network is supported by agency agreements and joint venture or associate arrangements in a number of markets.

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

     Under the terms of the merger, on October 6, 1999, British Steel shareholders received one Ordinary share in Corus in exchange for each British Steel Ordinary share held and either 35 pence in cash or 35 pence in nominal amount of Corus Floating Rate Unsecured Loan Notes 2006 (“Loan Notes”) per existing British Steel share (approximately £694 million in total). Holders of British Steel ADSs received Corus ADSs representing ten Ordinary shares in Corus and $5.8205 cash for each ADS held. Hoogovens ordinary shareholders received 29.18 Corus Ordinary shares in exchange for each Hoogovens Ordinary share. Upon completion of the merger, the former British Steel shareholders held approximately 65% and the former Hoogovens ordinary shareholders held approximately 35% of the issued Ordinary share capital of Corus. Hoogovens Convertible Bonds, which were convertible into Hoogovens Ordinary shares, became exchangeable for Corus Ordinary shares upon completion of the merger.

     Corus was incorporated in the name of BSKH plc in England and Wales on July 16, 1999 and was established for the purpose of the merger. The name was subsequently changed to Corus Group plc on September 28, 1999, prior to the merger. The corporate headquarters are in London. The address and telephone number of Corus and its agent in the USA are shown on page 118 of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004, which is incorporated herein by reference and attached as an exhibit hereto.

     From October 6, 1999, Corus Ordinary shares were traded on the London Stock Exchange. They were also traded, in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange.

     In connection with a placing and open offer on November 12, 2003, the existing Ordinary shares of Corus Group plc were subdivided and converted from one existing Ordinary share of 50p into one Ordinary share of 10p and one Deferred share of 40p. For more information see Item 4, ‘Placing and open offer’ on page 11.

     Prior to October 2003, Corus Group consisted of 20 main business units, focused on specific markets, products and processes. From October 2003, these business units have been structured into four main divisions and a speciality portfolio: Strip Products, Long Products, Aluminium, Distribution and Building Systems, and Speciality Portfolio. The Group will report on this basis from 2004.

Avesta Sheffield AB and AvestaPolarit Oyj Abp
      In September 2000, a proposed merger between Outokumpu Steel Oyj and Avesta Sheffield was announced. This merger was completed on January 22, 2001, creating AvestaPolarit Oyj Abp, one of the

8 Form 20–F 2003
Return to contents page

world’s largest stainless steel producers. Until July 1, 2002, Corus had a 23% holding in AvestaPolarit Oyj Abp. Corus had a holding in Avesta Sheffield prior to the merger of 51%.

On July 1, 2002, Corus announced the sale of its stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for

€6.55 per share in cash, plus €25 million in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu Oyj entered into in connection with the formation of AvestaPolarit Ojy Abp in January 2001. The total proceeds amounted to approximately €555 million (approximately £356 million).

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

     On October 23, 2002 Corus announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses to Pechiney S.A. for €861 million (approximately £543 million). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on March 10, 2003 to reject the recommendation to proceed with the sale. On March 11, 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure was available to resolve the issue in time for the sale to proceed, Corus accepted the Court’s decision as final. Pechiney was informed that Corus would not now proceed with the sale and, as a result, a break fee of €20 million was paid to Pechiney in 2003. The exclusivity period granted to Pechiney under the commitment agreement has now come to an end.

     On February 5, 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties.

Restoring Success
      Following his appointment as Chief Executive of Corus with effect from May 1, 2003, Philippe Varin carried out an intensive and detailed review of the Group’s activities. As a result a number of key initiatives were launched, known as the “Restoring Success” initiatives, focusing on introducing new leadership and instilling a new corporate culture across the Group, aligning the financial resources available to the Group with its future strategic needs, and returning all parts of the Group to acceptable levels of profitability, by building on existing cost reduction programmes, implementing restructuring proposals for the UK asset base and initiating further Group-wide efficiency measures, described below.

     The Group’s aim is to close the competitive gap that currently exists between Corus and its European peer group. Corus estimates that this gap in 2003 was some 6% at the EBITDA margin level (i.e. EBITDA to turnover) when measured against the average of its European competitors. Full implementation of the Restoring Success initiatives described below is designed to close the current competitive gap by the end of 2006.

Existing ongoing initiatives
      A number of cost reduction and efficiency programmes are still ongoing, the benefits of which are planned to be realised over the next few years. These include:

• the final stages of previously announced headcount reduction programmes.

• the ‘World Class IJmuiden’ programme, aimed at achieving significant performance improvement across the Dutch flat carbon steel business through increased output and productivity improvements, as well as improved sales mix.

Form 20–F 2003 9
Return to contents page

• the ‘High Performance Strip UK’ programme, aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs, and improved customer service and delivery performance.

UK restructuring
      In April 2003 Corus outlined the results of a review of the Group’s UK asset base, recognising the need to reverse the significant losses that had been incurred as a result of the progressive decline of UK manufacturing, high sterling exchange rates and increased market penetration from steel imports. The main objectives of the review were to size the business to the available market whilst eradicating the losses and creating an internationally competitive cost base for the UK businesses, which would be cash positive even at the bottom of the cycle. The key finding was that steelmaking in the UK should be concentrated on three sites that should be developed to meet their continuing requirements of providing feedstock for the Group’s UK mills and downstream businesses. Steelmaking for strip products should be concentrated at Port Talbot in South Wales, steelmaking for long products at Scunthorpe in North Lincolnshire and steelmaking for engineering steels at Rotherham in South Yorkshire.

     Once UK restructuring has been completed, Teesside steelmaking capacity will be surplus to the Group’s internal requirements and therefore, to avoid closure, the potential for refocusing the site as a cash generative slab exporter is being assessed. Options including joint ventures and equity partnerships are currently being explored.

     With steelmaking for strip products in the UK concentrated at Port Talbot, the mills and coating line at Llanwern will be supplied from there.

     With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire should take place in 2005. The aerospace steels and all finishing of engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill will be enhanced to roll coiled bar and the Roundwood coiled bar mill will be closed. The finishing facilities at Tipton in the West Midlands will also be relocated to Rotherham.

     In the light of the above the Group’s UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. not including Teesside) would reduce to become 10.5 million tonnes a year largely focussed on satisfying UK market demand. Approximately 1,150 jobs would be directly affected by these closures and rationalisation measures.

     The Board anticipates that the capital expenditure and restructuring cash costs associated with these proposals should not exceed £250 million (including the cost of the closure of Teesside should this prove unavoidable). These funds are to be provided from the disposal of non-core activities and the placing and open offer completed in December 2003, which is discussed further below, supported if appropriate by Export Credit Agency backed finance.

Further initiatives
      The Restoring Success project includes, in addition to the existing ongoing cost reduction programs and UK restructuring, a series of initiatives designed to improve Group performance to be in line with its European peer group. During the second half of 2003 a detailed review process took place aimed at identifying and quantifying areas in which significant further savings could be achieved.

     In total, target cost savings and profit improvement opportunities of up to £350 million per annum have been identified, to be achieved by the end of 2006, as follows:

• up to £200 million cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;

• up to £70 million cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and

10 Form 20–F 2003
Return to contents page

• up to £80 million profit improvement per annum through rebalancing the Group’s product - customer mix towards premium end-markets.

     The Group’s capital expenditure plans going forward allow for a significant increase from the current levels of capital expenditure to support these initiatives, including UK restructuring.

Bank facility
      On July 31, 2003 the Company signed a new €1,200 million banking facility to replace the facility that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of June 30, 2006, and provides committed bank financing for Corus’ working capital requirements. The scheduled reductions under the facility reduce the commitment at the end of January 2004 to €1,000 million until the end of June 2005; then to €800 million until the end of December 2005; and then to €600 million until the end of June 2006. On December 11, 2003, following the receipt of proceeds from the placing and open offer, the commitment under the facility was reduced by voluntary cancellation to €1,000 million.

Placing and open offer
      On November 12, 2003 the Company announced a placing and open offer of 5 New Ordinary shares for 12 Old Ordinary shares to raise approximately £307 million before expenses (£291 million after expenses). 1,304 million New Ordinary shares were offered at a price of 23.5p per share. This share issue was approved at an Extraordinary General Meeting on December 5, 2003, and proceeds were received on December 11, 2003.

     Prior to the issue of the New Ordinary shares, the nominal value of 50p of each Old Ordinary share exceeded the proposed issue price of 23.5p per New Ordinary share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and, therefore, in order to effect the placing and open offer the existing issued Ordinary shares were subdivided and converted from one Old Ordinary share of 50p into one New Ordinary share of 10p and one Deferred share of 40p, and each existing but unissued Ordinary share was converted into five New Ordinary shares of 10p. This resulted in 9,478,827,378 New Ordinary shares and 3,130,418,153 Deferred shares being created under a share capital reorganisation.

Capital expenditure
 The capital expenditure over the last three financial periods is set out below.

	December 29, 2001	Year ended December 28, 2002 (in millions)	January 3, 2004
Capital expenditure	£166	£188	£163

     The major focus of capital expenditure in the period from December 30, 2000 to December 28, 2002 was on the completion of the steel plant capacity increase at IJmuiden, linked to the Direct Sheet Plant scheme, the commencement of rebuilding of Port Talbot no. 5 blast furnace, the relining of IJmuiden no. 6 blast furnace, preparations for the reline of IJmuiden no. 7 blast furnace and the continuous annealing line for aluminium at Duffel (Belgium). Other notable schemes completed in the period were the reconfiguration of an electrolytic tinning line at Trostre (South Wales) following the closure of Ebbw Vale works and the transfer of a double reduction rolling mill to IJmuiden, the enhancement of a bloom caster at Scunthorpe and a new 90MN press to replace a large press at the Bonn extrusions plant.

     A description of the principal capital expenditures and divestitures since December 28, 2002, including those currently in progress, is incorporated herein by reference from pages 12 and 13 ‘Summary’, pages 18 and 19 ‘Carbon steel – Investment’, and pages 21 and 22 ‘Aluminium – Investment’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

Form 20–F 2003 11
Return to contents page

     The principal acquisitions and dispositions of businesses during the period from December 30, 2000 to December 28, 2002 are noted below. With the exception of the Avesta Sheffield merger and the disposal of AvestaPolarit Oyj Abp, none of these are material to Corus.

January 22, 2001
Avesta Sheffield AB ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit Oyj Abp became an associated undertaking.
March 27, 2001
Trico Steel LLC, the Group’s 25% owned US joint venture, filed for Chapter 11 protection from creditors.
June 28, 2001
The trade and assets of PSW Industries were sold to Tempel Steel for £13 million.
November 9, 2001
The trade and assets of Trico Steel LLC, the Group’s 25% US joint venture, was sold to Nucor Corporation.
March 28, 2002
The Group’s stake in Galtec, a joint venture company, was sold to Sidmar for proceeds of £12 million.
July 1, 2002
AvestaPolarit Oyj Abp, the Group’s 23.2% associated undertaking, was sold to Outokumpu Oyj for £356 million.
August 21, 2002
Acquisition of Erik Olsson and Söner of Sweden for £9 million.
September 17, 2002
The Group’s 20% interest in the Aluminerie Alouette smelter was sold to Alcan for £107 million.
December 27, 2002
Acquisition of Precoat International plc for £7 million.

     A description of the acquisitions and dispositions since December 28, 2002, is incorporated herein by reference from pages 27 and 28 ‘Acquisitions and disposals’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

Business overview
 Products and their markets – carbon steel
      Corus sells its carbon steel products direct to end users and through stockholders. The stockholding sector, including the stockholding business of Corus, plays a major role in the distribution of most finished products.

     The table below sets out Corus carbon steel sales in 2003 by major product grouping and by geographical market:

	By Value		By Volume
	£ millions	% of total	millions of tonnes	% of total
Strip products (including tubes)	3,696	53	11.3	63
Long products (including wire rod)	1,129	16	4.1	23
Engineering steels	397	6	1.1	6
Other carbon steel products (including semi-finished)	201	3	1.3	7
Total carbon steel products (a)	5,423	78	17.8	100
Distribution and further processing (b)	1,330	19
Others	219	3
Total (c)	6,972	100
UK	2,085	30
Other European	3,476	50
North America	618	9
Other areas	793	11
Total (c)	6,972	100

12 Form 20–F 2003
Return to contents page

     (a) Deliveries by Corus mills, including transfers to Corus stockholders, service centres and similar activities.

     (b) “Distribution and further processing” includes the sales value of products sourced by Corus stockholders, service centres and similar activities from outside Corus and the value added to products sourced from within Corus.

     (c) The information contained in Note 1 to the accounts of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004, is incorporated herein by reference.

     In 2003 about 60% of Corus crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Some 35% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and the remainder was transferred to Corus tube mills for the manufacture of welded tubes.

     Corus has recently reorganised into a structure that comprises four main operating divisions and a speciality portfolio. The bulk of Corus’ carbon steel products are manufactured by businesses within its Strip Products and Long Products divisions, although a number of products are also produced by businesses within the Speciality Portfolio. The Corus major carbon steel groupings comprise strip products, long products, engineering steels and other carbon steel products. The main products included within these groupings and their main markets are described below.

Strip products
      Corus’ main strip products production facilities are in the Netherlands at IJmuiden, and at Port Talbot and Llanwern, in the UK. The strip products grouping comprises uncoated and coated strip, and welded tubes.

     Uncoated strip products comprise hot rolled, cold reduced and electrical steels, which are sold both in coil form and, cut to length, in sheet form. Hot rolled coil is manufactured in a wide range of widths and thicknesses as the feedstock for cold reduced coil and welded tubes, and for many different industrial applications. Cold reduced coil and sheet are sold for use in the automotive industry (for example, in car body panels) and in the domestic appliance, engineering and metal goods industries, including the manufacture of drums and radiators. Cold reduced coil is also the basic material for coated strip products.

     Electrical steels are manufactured by a 75% owned subsidiary of Corus. Hot and cold rolled coil are processed to produce a range of strip steels with precise magnetic properties, used by manufacturers of electrical equipment for transformers, motors, generators and alternators.

     Corus’ coated strip products comprise metallic coated products (e.g. zinc and alloy-coated), non-metallic coated products (e.g. painted and plastic coated steels) and tinplate. Steels coated with zinc, special alloys, paint or plastic provide a corrosion resistance and decorative finish, which are used by the construction industry and by manufacturers of motor vehicles and consumer durables. These steels are used for such applications as roofing, the side cladding and decking of buildings, body panels in motor vehicles and the casing of domestic appliances. Tinplate is used for packaging in the food and beverage industries and for other domestic and industrial applications.

     Corus is one of the global market leaders in the manufacture of coated strip products and in steel for packaging production.

     Corus produces steel tubes for a variety of industrial uses, including for lighting columns, transmission poles for electrical services, ships’ masts and derricks, oil, gas, water and air mains, and scaffolding tubes. Structural hollow sections, both circular and rectangular, are used in the construction, mechanical handling, agricultural and general engineering fields.

Long products
      Corus’ main long products production facilities are at Scunthorpe, the Group’s largest steelmaking site in the UK, and at Teesside. The long products grouping comprises sections and plates, and wire rods.

Form 20–F 2003 13
Return to contents page

     Sections and plates are manufactured in primary and finishing mills where the steel is formed by rolling reheated concast (continuously casting) slabs and blooms or ingots to produce particular product shapes. Sections (including beams, columns, bearing piles, sheet piling, joists and channels, rails and sleepers) are used in the construction, engineering, mining and railway industries. Special sections are used in automotive components, earth-moving equipment, fork lift trucks and the mining industry. Plates are used in connection with offshore oil and gas production, power generation, mining, earth-moving and mechanical handling equipment, shipbuilding, boiler and pressure vessels, and structural steelwork. Corus’ plates and piling products are also being used for the renewable energy industry in onshore and offshore wind farms in Europe. Wire rod is used for drawing into a variety of wire products.

Engineering steels
      Corus’ wide range of engineering steels products includes free cutting, improved machining, spring, forging and general steels for the automotive and related markets together with specialist steels for the aerospace, power generation, oil and gas exploration and engineering industries. Engineering steels are produced by the electric arc method from scrap as opposed to the basic oxygen steelmaking method. Corus’ engineering steels are currently produced in the UK at Rotherham and Stocksbridge. Corus is one of the largest manufacturers of engineering steels in Europe.

Other carbon steel products
      Corus supplies a range of semi-finished carbon steel products in the form of billets, blooms and slabs for rerolling and subsequent processing to Corus’ service centres and to third party service centres.

Product and market strategies
      Corus product and marketing strategies are:

• to provide customers with a broad range of steel products and innovative metal solutions to meet their requirements;

• to differentiate its products from those of other producers by brand marketing and product quality;

• to increase sales of those finished products that contribute higher margins;

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

	Year ended April 3, 1999	Six months ended October 2, 1999	Fifteen months ended December 30, 2000	December 29, 2001	Year ended December 28, 2002	January 3, 2004
			(in millions)
UK	£2,491	£1,048	£2,950	£2,178	£1,984	£2,085

Market share. The estimated total UK market for carbon steel products in 2003 amounted to 12.8 million tonnes. The main Corus product range covers approximately 84% of the total UK market for finished products. Products outside the main Corus range include reinforcing rods and bars, and other light bars and sections.

14 Form 20–F 2003
Return to contents page

     Corus deliveries to the UK market in 2003 totalled 6.1 million tonnes, of which 5.5 million tonnes were in its main carbon steel products, and its market share for the products within its range amounted to 51% in 2003. Other UK steel companies had a 5% market share, while imports had a 44% market share, of which approximately 75% were from other EU countries in 2003.

     The following table shows UK consumption of carbon steel products over the financial periods indicated.

	Year ended April 3, 1999	Six months ended October 2, 1999	Fifteen months ended December 30, 2000	December 29, 2001	Year ended December 28, 2002	January 3, 2004
			(in millions of tonnes)
UK consumption of main carbon
steel products:
Within the Corus range	11.5	5.6	14.2	10.9	10.7	10.7
Outside the Corus range	2.8	1.3	3.2	2.3	2.0	2.1
Total consumption	14.3	6.9	17.4	13.2	12.7	12.8
UK consumption of main carbon
steel products within the Corus
current range was met by:
Corus deliveries (a)	6.2	3.0	7.8	5.5	5.4	5.5
Other UK steel companies’ deliveries	0.6	0.3	0.7	0.6	0.6	0.5
Imports	4.7	2.3	5.7	4.8	4.7	4.7
Total deliveries	11.5	5.6	14.2	10.9	10.7	10.7
Corus UK market share (%)	54	53	55	50	50	51

     (a) Excluding deliveries of semi-finished products to other UK steel companies.

     (b) Prior to October 3, 1999 figures relate to the British Steel range.

     (c) Main carbon steel products exclude stainless steel products.

Non-UK sales
      The table below sets out Corus carbon steel sales outside the UK by geographical market over the financial periods indicated. Figures up to October 2, 1999 are in respect of British Steel and, thereafter, Corus.

	Year ended April 3, 1999	Six months ended October 2, 1999	Fifteen months ended December 30, 2000	December 29, 2001	Year ended December 28, 2002	January 3, 2004

			(in millions)
EU (excluding UK)	£1,580	£681	£3,726	£2,848	£2,733	£3,154
Europe (excluding EU)	178	70	337	261	291	322
North America	466	231	1,188	706	716	618
South America	28	15	60	52	34	72
Africa	42	15	94	100	78	83
Asia	255	115	339	370	376	611
Australasia	17	10	31	19	19	27
Total	£2,566	£1,137	£5,775	£4,356	£4,247	£4,887

     Export sales from the UK and overseas sales of £4,887 million represented 70% of Corus’ total carbon steel sales in 2003. Corus’ carbon steel exports from the UK totalled £1,566 million in 2003. The major combined market outside the UK for Corus is the rest of the EU, which accounted for 45% of its carbon steel sales in 2003. Steel demand in the EU (excluding the UK) was approximately 126 million product tonnes in 2003, of which the Corus market share was approximately 7%.

Form 20–F 2003 15
Return to contents page

     Domestic selling prices of major steel producers are generally higher than their export prices for a number of reasons. These include the ability of producers to provide additional services to domestic customers, competitive advantages associated with proximity to customers and differences in market sectors and types of customer. Thus the return to Corus on sales in its domestic markets, principally the UK and the other EU countries, is generally higher than its return on other sales. Prices for export sales can fluctuate considerably over time in different markets, depending on local market conditions, exchange rates and other economic factors.

     North America and Asia are also important markets, both accounting for 13% of exports and overseas sales in 2003. This compared with 17% and 9% respectively in 2002, with North American sales affected by Section 201 import restrictions and Asian sales benefiting from strong demand in China and other Asian export markets.

Distribution
      Corus sells its carbon steel products direct to end users and through its own and other stockholding and service centre businesses. Stockholders purchase steel from high-volume producers for subsequent resale and service centres purchase steel stocks for further processing prior to selling to customers. The majority of stockholder and service centre activity in the EU is accounted for by companies owned by steel producers. As part of its strategy of developing distribution activities, Corus has, in prior years, acquired a number of independent stockholders and service centres in various EU countries. The stockholding and service centre sector plays a major role in the distribution of most finished products in the EU steel market. In addition to offering rapid off-the-shelf service to low volume customers, major stockholders and service centres, including Corus’ businesses, increasingly offer further processing facilities to the automotive, construction and earth-moving equipment industries, among others. Typically, the large volume purchasers buy directly from Corus’ business units, whereas lower volume customers buy from stockholders and service centres, including those owned by Corus.

     Approximately 50% of Corus’ total UK deliveries of carbon steel products in 2003 went directly to end-users. The balance was distributed through Corus’ UK stockholders and service centres or third party service centres. It is estimated that stockholders and service centres handled approximately 60% of all steel imports into the UK.

Products and their markets – aluminium
      Corus is focused on customer specific aluminium products and has a low level of standardised high volume products. In March 2002, Corus announced that it was to offer its aluminium businesses for sale (see Item 4, page 9, ‘Aluminium businesses’).

     The table below sets out Corus’ aluminium sales in 2003 by major product grouping and by geographical market:

	By Value		By Volume
	£ millions	% of total	millions of tonnes	% of total
Rolled products full price	642	65	0.34	61
Rolled products tolling	21	2	–	–
Extrusions	214	22	0.09	16
Primary metal	104	11	0.13	23
Total	981	100	0.56	100
UK	63	6	0.02	4
EU	636	65	0.38	68
Other European	41	4	0.02	4
North America	163	17	0.10	17
Asia	58	6	0.03	5
Other areas	20	2	0.01	2
Total (a)	981	100	0.56	100

16 Form 20–F 2003
Return to contents page

     (a) The information contained in Note 1 to the accounts of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004, is incorporated herein by reference.

     In 2003 the production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded product businesses. Almost all rolled products are hot rolled, further cold rolled and finished. The major aluminium product groupings and their main markets are described below.

Rolled products
      Rolled products, including aluminium plate, sheet and coil for the aerospace sector, heat exchangers and construction and automotive products, accounted for 67% of Corus’ aluminium business turnover during 2003.

     Corus produces five main varieties of rolled products: aircraft plate and sheet, commercial plate, heat exchange materials, automotive body sheet and speciality coil and sheet. The major markets for these rolled products are in Europe, North America and the Far East. Coil and sheet products are sold mainly to the European market. Corus is one of the major suppliers of aircraft plate in the world, supplying major aircraft manufacturers and their respective subcontractors.

     Corus is ranked number two in Europe in terms of volume of commercial plate, which is used predominately in the transport and engineering sectors, supplied in 2003. Corus is one of the world’s leading producers of clad sheet and fins for the heat exchanger market, which is used predominantly in the automotive industry and related component suppliers.

     Corus does not concentrate on supplying the packaging sector, which is the major application area for aluminium products, but concentrates on customer specific products in the transport, engineering, construction and household application sectors.

Extrusions
      Extrusion products are divided into four product combinations: industrial extrusions, building systems, hard alloys, and projects. Corus’ main customers for these products are the building and construction, transport, electrical and mechanical engineering industries. Corus is one of the leading European suppliers of specialty rods and hard alloy extrusions, of which the major consumer is the automotive sector.

Primary metal
      Corus primary aluminium smelters produce approximately 250,000 tonnes of rolling ingots and billets of which some 200,000 tonnes are made from alumina (processed bauxite) using an electrolysis process. Approximately 70% of this output is dedicated to its downstream operations with the remainder sold to external customers under tolling or direct sales contracts.

Product and market strategies
      Corus focuses its product mix on technically demanding, service related products made to customer specifications and sold directly to end users, which it believes distinguishes it from large volume producers and low cost standard producers. For this reason it is not active in producing can stock, foil and standard distributor sheet.

Form 20–F 2003 17
Return to contents page
Market Corus has only been active in the aluminium segment following the merger with KH. The table below sets out Corus’ aluminium sales over the financial periods indicated.
	Year ended April 3, 1999	Six months ended October 2, 1999	Fifteen months ended December 30, 2000

					Year ended December 28, 2002
				December 29, 2001		January 3, 2004

			(in millions)
UK	–	–	£123	£104	£87	£63
EU	–	–	739	644	604	636
Other European	–	–	78	93	30	41
North America	–	–	201	171	165	163
Asia	–	–	64	51	53	58
Other areas	–	–	22	22	18	20
Total	–	–	£1,227	£1,085	£957	£981

     The transport sector (especially aerospace and automotive) is the largest market for downstream aluminium business, accounting for approximately 35% of Corus’ rolled products sales and approximately 29% of its extrusions sales. The construction industry is also a key market for both the rolled products and the extrusions business, accounting for approximately 18% and 35% of turnover, respectively.

Distribution
     Corus sells 90% of its finished products direct to end users, sales to distributors and service centres, including the distribution businesses of Corus, counting for less than 10% of total sales.

Products and their markets – stainless steel
Stainless steel products
     AvestaPolarit Oyj Abp was formed on January 22, 2001 by the merger between Outokumpu Steel Oyj and Avesta Sheffield. The Corus holding in Avesta Sheffield prior to the merger was 51%. The Corus holding in AvestaPolarit following the merger was 23%. Corus has since sold its stake in AvestaPolarit to Outokumpu. This sale was announced on July 1, 2002. Total proceeds of the sale received by Corus were approximately € 555 million (approximately £356 million).

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

18 Form 20–F 2003
Return to contents page

Market The table below sets out Corus’ stainless steel sales over the financial periods indicated.
	Year ended April 3, 1999	Six months ended October 2, 1999	Fifteen months ended December 30, 2000	December 29, 2001	Year ended December 28, 2002	January 3, 2004
			(in millions)
UK	£172	£71	£201	£9	£–	£–
EU (excluding UK)	657	286	1,012	47	–	–
Europe (excluding EU)	117	48	126	6	–	–
North America	191	96	258	12	–	–
South America	7	2	11	–	–	–
Africa	11	2	7	–	–	–
Asia	27	11	109	5	–	–
Australasia	20	8	22	1	–	–
Total	£1,202	£524	£1,746	£80	£–	£–

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
     World crude steel production in 2003 was 964 million tonnes, 61 million tonnes higher than in 2002. The table below shows a breakdown of world crude steel production in 2003.

	Year ended December 31, 2003
	millions of tonnes	% of total
Western Europe (including Turkey)	180	19
Japan	111	11
North America (including Mexico)	123	13
Central and Eastern Europe	140	14
China	220	23
Other countries	190	20
Total	964	100

     Source: International Iron and Steel Institute

     The global picture in steel demand and production is heavily influenced by China. Chinese production was reported to have increased in 2003 by 38 million tonnes (21%) from the 2002 level, with demand increasing at a similar rate. These figures may include an element of double counting and accumulation of inventories, and hence overstate the real strength of the market. Consequently the following analysis excludes Chinese production, capacity and demand. Additionally, estimates of effective steelmaking capacity are inevitably imprecise and subject to change as later information becomes available. Consequently, the current view of 2002 and 2003 capacities may differ in small detail from that reported in last year’s Form 20-F.

     On the basis of Corus’ latest estimates, excluding China, effective world steel capacity fell by 6 million tonnes in 2003, to 836 million tonnes. Crude steel production rose by 23 million tonnes to 744 million tonnes, so utilisation of effective capacity improved from 86% to 89%. Corus estimates that there is an excess of

Form 20–F 2003 19
Return to contents page

around 100 million tonnes of effective capacity, the lowest level since the 1980’s, of which about one quarter is in the former USSR countries and Central Europe, where further restructuring is underway. Surplus effective capacity in the EU is around 18 million tonnes, unchanged from the latest view of the position in 2002.

     This improvement in the supply/demand situation provided a moderately positive climate for pricing of steel products. However, through the year events such as the SARS epidemic, the Iraq war and the development of the US market as imports and domestic supply responded to the high prices seen in 2002, meant that regional prices continued to exhibit some volatility. Overall, however, prices did move upwards through the year. Towards the end of the year prices began to recover more strongly as China’s effect on the world steel market became more pronounced. The rapid demand growth in China forced up freight rates and the price of key raw materials, and steel prices were pushed up as companies sought to protect profit margins. By the end of the year and into the first quarter of 2004, prices in all regions were increasing strongly in response to rising demand, production constraints and raw material costs.

     World trade in steel products continued to grow in 2003 as trade restrictions introduced in 2001 and 2002 were eased. Strong demand from China resulted in a high level of imports, principally from Japan, Korea, Taiwan and the CIS countries. EU trade remained broadly in balance, with increases both in imports and exports. Excluding trade within the EU, imports and exports each amounted to around 30 million tonnes, or some 20% of demand and production. Trade with the Accession Countries (the ten countries due to join the EU in May 2004) increased, with imports rising to some 7 million tonnes and exports to 5 million tonnes. The main EU export destinations were the USA and China.

Competition – steel
     The main international competitors for Corus are other EU steel producers, however Corus faces significant additional competition from other steel producers worldwide e.g. in Japan, the United States, South Korea, Taiwan, Brazil, South Africa, Turkey, Poland, Russia, Ukraine and many other countries with developing steel industries.

     Corus competes on the basis of the range and quality of its products, price, delivery performance and overall customer service.

     Corus crude steel production in 2003 was some 19 million tonnes. Corus estimates that this placed it seventh in the world and meant that it was the second largest producer in Europe.

     The market for steel is very competitive, with high levels of international trade. Because steel is a capital intensive industry, changes in demand in one region can often lead to significant changes in steel prices in that region. These in turn cause rapid shifts in geographical sales patterns as producers attempt to maintain high capacity utilisation rates while seeking out the best priced markets. As a consequence, world steel prices are strongly cyclical. Having fallen to a low point in 2001, world steel prices expressed in US dollars staged a gradual recovery through 2002 and 2003, supported by a combination of production restraint as several key producers attempted to restore profitability and growing demand in Asia. The momentum of price increases accelerated towards the end of 2003 as raw material prices surged in response to strong demand in China. However, prices in the EU measured in euros were held back by the combination of relatively weak market conditions and the strengthening of the euro against the US dollar. Going into 2004, EU prices are recovering more strongly as increases in steel production are being restricted by inadequate supplies of some key raw materials.

Aluminium
     Corus is currently the fifth largest producer of downstream aluminium rolled and extrusion products globally. Aluminium business accounted for around 12% of Corus sales in the year ended January 3, 2004, having reduced slightly from around 13% in the year ended December 28, 2002.

20 Form 20–F 2003
Return to contents page

     Primary aluminium production covers about 40% of the downstream needs of Corus. The main focus of Corus is on downstream activities; selling rolled and extruded products to high value-added markets. Corus is not involved in the high volume packaging and foil elements of the aluminium industry.

Top global aluminium producers: 2003 production of downstream products
Company	thousands of tonnes
Alcoa	2,600
Alcan (a)	2,550
Hydro Aluminium	1,350
Pechiney (a)	850
Corus	495
Commonwealth	400
Furukawa – Sky	400
Kobe Aluminium	350

     (a) Alcan and Pechiney have now merged, although the combined tonnages may reduce substantially as a result of divestments required from obtaining regulatory clearance.

     Source: Industry estimates based on annual and quarterly reports, and analyst reports

     Corus has rolling and extrusion plants in Germany and Belgium and, early in 2000, acquired 60% of Reycan (now named Corus LP) in Canada, which produces heat exchanger products at its mill in Cap-de-la-Madeleine. Since the beginning of 2000, there has also been a venture for large extrusions in China.

     The leading five players of rolled products in Europe account for more than 80% of that market. The extrusions market is considerably more fragmented primarily due to its less capital-intensive nature and for reasons of closeness to customers.

Leading aluminium rolled products and extrusions producers 2003
(thousand tonnes per annum)
Company	Rolled products	Extrusions	Rolled & extruded	Rolled & extruded
			(Global)	(European)
Alcoa	1,800	800	2,600	800
Alcan (a)	2,450	100	2,550	1,000
Hydro Aluminium	850	500	1,350	1,100
Pechiney (a)	750	100	850	650
Corus	410	85	495	450

     (a) Alcan and Pechiney have now merged, although the combined tonnages may reduce substantially as a result of divestments required from obtaining regulatory clearance.

     Source: Industry estimates based on annual and quarterly reports, and analyst reports

EC regulatory regime
     Since the expiry of the Treaty of Paris in July 2002, all steel products have been subject to the Treaty of Rome, which is of indefinite duration. The European Commission is responsible for implementing the objectives of EC Treaties.

State aid. With the expiry of the Treaty of Paris in July 2002, the EU has become subject to a single state aid regime under the Treaty of Rome. Specific policies are in place in relation to aid for research and development, environmental improvement, training, regional investment, and rescue and restructuring. The steel industry, however, continues to be subject to more rigorous controls, with a prohibition on regional investment aid, and rescue and restructuring aid, with the exception of limited help with plant closures. The

Form 20–F 2003 21
Return to contents page

European Commission has a duty to enforce these rules by investigating notifications of financial injections by governments of EU member states and pursuing allegations of direct and indirect subsidies made against such governments.

Pricing. Following the expiry of the Treaty of Paris in July 2002, there are no longer any regulations specific to the pricing of steel products.

Competition. The Treaty of Rome and the EEA Agreement contain provisions prohibiting anti-competitive practices and agreements which relate to the fixing or determination of prices, the restriction or control of production or the sharing of markets subject, in certain cases, to specified exemptions. In addition, both the Treaty of Rome and the EEA Agreement contain provisions prohibiting the abuse of a dominant position. The European Commission has indicated its opposition to any establishment by all EU industries of arrangements contrary to the EC rules on competition. Under the UK Enterprise Act 2002, individuals can be criminally liable for being involved in certain types of cartels.

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

Trade associations and other voluntary arrangements
     Within the EU there has historically been close co-operation between the steel industry, the European Commission and governments.

     Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and coordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies (see following section), social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products.

     Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association.

     Following investigations by officials of the European Commission in respect of alleged anti-competitive behaviour since 1984 with regard to beams supplied to the construction industry, proceedings were initiated in May 1992 and, in February 1994, the European Commission imposed fines totalling €104.4 million (£79 million) on fourteen European steelmakers, including British Steel. Provision in the sum of €32 million (£24 million) was made in the 1993/94 financial statements for the full amount of British Steel’s fine. The amount was lodged with the European Commission in June 1994. The appeal to the Court of First Instance of the European Communities against the European Commission’s decision was heard in March 1998 and a decision was given in March 1999. The fine was reduced by €12 million (£8 million) and this amount was taken into account in the 1999 financial statements. A further (and final) substantive appeal was initiated to the European Court of Justice in May 1999 but was not successful for Corus.

     In July 1999 British Steel initiated proceedings in the Court of First Instance against the European Commission for payment of interest on the fine reduction, and a hearing took place in November 2000. The Court held in British Steel’s favour and British Steel (Corus) has now received the interest payment.

22 Form 20–F 2003
Return to contents page

     In December 1994 the European Commission inspected various tube and pipe producers including British Steel. British Steel, together with certain other tube manufacturers, received Statements of Objections in January 1999 from the European Commission concerning alleged anti-competitive behaviour with regard to the supply of some seamless and large diameter pipes, to which British Steel replied in April 1999. An oral hearing took place in June 1999. The European Commission intimated that it did not propose proceeding with the allegations concerning large diameter pipes after that hearing. In December 1999 fines were imposed on various of the producers, including a fine of €12.6 million (£8 million) on Corus, which was taken into account in the 1999 financial statements. Corus appealed the European Commission’s decision in March 2000 together with other tube manufacturers and a hearing took place in March 2003, the outcome of which is awaited.

International trade restrictions
     Steel is an internationally traded material. Such trade is governed by the rules of the World Trade Organisation (WTO) that allow for trade remedies such as anti-dumping and countervailing actions to be taken against unfairly traded imports. Since 1992, a number of such actions have been initiated in Canada, the US and other countries against certain steel products from a number of producers including Corus. Where material, details of legal proceedings involving Corus relating to these actions are given under Item 8 ‘Financial Information – Legal proceedings’. Such actions are much less prevalent in aluminium; Corus has no involvement in any such actions relating to its aluminium activities.

     Trade restrictions remain in place and additional duties are payable on Corus’ sales into the US of certain carbon steel plates and certain stainless steel bars from the UK, and on sales into Canada of stainless round bar from the UK. In addition, in the US, restrictions remain in place on imports into the US of certain wire rod and on certain line pipe products. However, these actions and restrictions have had no material effect on total Corus sales or results.

     An anti-dumping investigation by the US authorities into certain imports of hot rolled coil, launched in November 2000, resulted in additional duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US Department of Commerce (DOC) determined a final dumping margin of 2.59% in the investigation and cash deposits at this rate are now payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus lodged a number of appeals against the rulings in this case with the US Court of International Trade (CIT). Certain of these appeals are continuing.

     In the first annual Administrative Review of this case to determine the actual duty liability on subject sales made during the period under review (May 2001 to October 2002), and the new duty deposit rate on US sales going forward, the DOC has now issued a preliminary decision of 5.34%. The DOC’s final decision in this case will be issued in June 2004.

     In March 2002, following a Section 201 Safeguards investigation by the US International Trade Commission (ITC), President Bush took action to impose tariffs of between 8% and 30% on US imports of a number of steel products and a system of quotas and tariffs on slab products. Imports from most developing countries, as well as Canada and Mexico, were exempted from the measures. These measures were due to remain in force until March 2005, being progressively reduced each year.

     The US authorities implemented an exclusions process to enable suppliers and their US customers to obtain exclusions from the Section 201 measures for material that they were unable to source adequately from domestic US sources. In total, exclusions covering approximately one third of Corus’ US sales originally subject to the Section 201 measures were secured. While sales to the US of certain of Corus’ products, most notably flat rolled steel, were affected by the measures, the exclusions secured, the sales of products outside the scope of the Section 201 measures, and the sharp price rises that were experienced in some product areas, helped to mitigate temporarily the impact of the Section 201 measures.

     To ensure that the European steel market did not suffer from material displaced due to the US restrictions, a system of quotas and tariffs was introduced on EU imports of a limited number of steel products. This action ensured that the EU market remained open, but helped to prevent any import surge. A number of other countries, including China, took similar action.

Form 20–F 2003 23
Return to contents page

     In November 2003, following a complaint by the European Commission and others, the WTO appellate body ruled the US measures to be inconsistent with WTO rules. The EU had notified the WTO of its intention to take immediate retaliatory action in the form of punitive duties on imports into the EU of certain US products (including textiles and food products), unless the US complied with the WTO’s ruling and terminated the Section 201 measures.

     On December 4, 2003, President Bush issued a statement ending the US Section 201 measures with effect from December 5, 2003. From this date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions. Immediately following the termination of the US measures, the European Commission withdrew its WTO retaliatory action and also terminated its own safeguard measures. China has now also terminated the measures it initiated in response to the US action.

     Underlying such steel trade disputes has been the need to tackle the key issues of excess inefficient capacity and subsidies. An initiative launched through the OECD to tackle such problems was a positive development that received both industry and government support, but progress in such discussions has remained very disappointing.

Seasonality
     Seasonal effects have only a relatively limited impact on Corus. However, some slowing in demand is evident during the summer months when many customers, especially those in southern European markets, are closed for an extended period, and similarly over the Christmas and New Year holidays. Many of the Group’s plants have planned shutdowns to coincide with these periods, when essential maintenance can be undertaken. Sales of some products are also subject to some sector-specific seasonal factors, for example the slowdown in construction activity over the winter months, and the seasonal variations in automotive build programmes to fit with new vehicle registration dates.

Raw materials
     The principal raw materials in the carbon and engineering steelmaking process are iron ore and coal, purchased on international markets, and steel scrap. During 2003, approximately 25 million tonnes of iron ore and 11 million tonnes of coal were imported at or near Corus’ integrated steelworks. Iron ore is imported predominantly from Australia, South America, Canada and South Africa. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the United States. Corus UK’s external scrap requirement of some 1.3 million tonnes in 2003 was purchased in the UK, and some 0.6 million tonnes for its Dutch integrated plant was purchased predominantly from mainland Europe.

     The purchase price for these materials is subject to market forces largely beyond Corus’ control and is impacted by demand from other steel producers, supply capacity and freight costs, among others. Steel scrap prices are generally based on spot market prices.

     Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials, the arrangements account for roughly 60% to 70% of Corus’ requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage. Recently, the growth of steel demand and production in China has contributed to significantly increased raw material and freight prices for steel production globally. In 2003, crude steel demand in China grew by 21% or 46 million tonnes compared to 2002. Although part of this growth was fed by imports, Chinese crude steel production increased by 21% or 38 million tonnes. To support this production, iron ore imports increased by 33%.

     The raw material requirements for the aluminium businesses are obtained in part by importing alumina for the production of primary aluminium and in part by buying slabs, billets and aluminium scrap. These materials are purchased by Corus from third party suppliers under competitively priced supply contracts or bidding arrangements.

24 Form 20–F 2003
Return to contents page

     Corus endeavours to spread its supply risk by avoiding, where possible, over-dependence on any one country or supplier for its principal raw materials.

     Further information concerning changes which are being made to improve the efficiencies of raw materials and supplies procurement is described at page 16 ‘Carbon steel – Operating costs’ of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004, which is incorporated herein by reference.

Patents, trademarks and licences
     The information required by this Item is set out under Item 5 ‘Operating and Financial Review and Prospects’ in the section headed ‘Research and development, patents and licenses, etc’.

Introduction of the euro
     On January 1, 1999 the rates of conversion between the euro and the currencies of participating countries in the Economic and Monetary Union were irrevocably fixed, and the euro became a currency in its own right.

     The national currencies within the eurozone were no longer economically independent but became denominations of the euro with fixed rates of exchange. In all cases Corus businesses located in the eurozone have complied with legislation to replace national currencies with the euro by January 1, 2002. The actual changeover to the euro occurred on January 1, 2002 without any material problems arising within Corus.

     Businesses located in the UK and in other European countries outside the eurozone are currently capable of undertaking transactions in the euro, just like any other foreign currency. As regards businesses located in the UK, until the position on UK entry to the eurozone becomes clearer, the Company will refrain from undertaking the investment in computer systems necessary to convert base currency to the euro.

Organisational structure
     Production and distribution activities of Corus are organised into individual business profit centres. Each unit has its own managing director who, with his respective management team, has responsibility for the performance of that business. The businesses are grouped in divisions for each of which an Executive committee member has particular responsibility. The members of the Executive committee and their individual responsibilities are set out under Item 6 ‘Directors, Senior Management and Employees’.

     Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU Corus has sales offices in over twenty countries, supported by a worldwide trading network and a number of processing and service centres.

     Certain functions are controlled and co-ordinated centrally. These are finance, strategy and planning, commercial services, major raw material purchases, shipping and transportation activities, research and development, management development, formulation of industrial relations policy and legal services.

     Pages 105 and 106 of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004 list the principal subsidiary undertakings of Corus and is incorporated herein by reference.

Form 20–F 2003 25
Return to contents page

The following table shows the principal trading companies in which Corus has an equity interest (excluding Corus’ consolidated subsidiaries):
Company	Common equity interest	Annual sales (c)	Products
	%	£ millions
Caparo Merchant Bar plc (a)	25	69	Light sections
Lusosider Acos Planos SA (Portugal) (b)	50	96	Galvanised steel and tinplate
Segal SCRL (Belgium)	50	26	Galvanised steel
GrantRail Limited (a)	50	90	Rail track maintenance and
			renewals
HKS Scrap Metals BV (The Netherlands)	50	138	Purchase and sale of scrap
Laura Metaal Holding BV (The Netherlands)	49	53	Trading and processing
			non-prime metal
Norskstål AS (Norway)	50	98	Stockholder of strip and long
			products

     (a) Incorporated in England.

     (b) Lusosider Projectos Siderurgicos SA is the holding company of Lusosider Acos Planos SA.

     (c) Annual sales are extracted from the company’s most recent published financial statements.

     Corus has a long term billet supply agreement with Caparo Merchant Bar.

Property, plants and equipment
     The following properties are the primary processing works of Corus, which are held substantially in freehold:

	Approximate total operational site area (acres)	Gross external area of buildings and plant (acres)	2003 Production capacity (a) (m tonnes)	2003 Actual output (m tonnes)
Property
Port Talbot Steelworks	3,100	153	3.8	3.6
West Glamorgan, UK
Scunthorpe Steelworks	2,700	466	4.5	3.6
South Humberside, UK
Teesside Steelworks	2,400	295	3.9	3.4
Redcar, Cleveland, UK
Rotherham and
Stocksbridge Steelworks	1,200	99	1.6	1.2
South Yorkshire, UK
Tuscaloosa Steelworks, Alabama, USA	100	52	0.8	0.7
IJmuiden Steelworks, Netherlands	1,890	519	6.5	6.4
Delfzijl Aluminium Smelting Works, Netherlands	106	26	0.1	0.1
Voerde Aluminium Smelting Works, Germany	215	49	0.1	0.1

     (a) Production capacity is based on the maximum possible production in 2003 taking into account upstream and downstream bottlenecks, assuming full manning of facilities and including any plant mothballed. For steelworks, figures are for crude steel and are consistent with those submitted to the European Commission as part of its annual investment and capacity survey. For aluminium, figures are included for the two smelters of Corus Primary Aluminium. In practice, facilities may be manned only to the level required to provide semi-finished materials for downstream finishing processes and for sale.

26 Form 20–F 2003
Return to contents page

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

     The most significant non-steelmaking sites are Llanwern works (operational area 1,200 acres) and Shotton works (operational area 640 acres).

     The aluminium smelting works supply some other Corus operating sites. The other sites include: the aluminium rolling mills at Koblenz, Germany, Duffel, Belgium and Cap-de-la-Madeleine, Canada (60% interest); and the aluminium extrusion lines at Vogt, Bonn and Bitterfeld in Germany, Duffel, Belgium and Tianjin, China (61% interest). The Duffel site in total is 180 acres and the Koblenz site is 75 acres.

     Corus’ registered office and head office is located at 30 Millbank, London SW1P 4WY, England, where it leases office space with a gross internal area of some 29,000 square feet. The telephone number of the registered office is +44 (0)20 7717 4444.

     Corus’ facilities are generally adequate for its purposes. Capital expenditure and plans are described earlier under this Item on page 10 ‘UK restructuring’ and page 11 ‘Capital expenditure’.

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

     The EU Emissions Trading Scheme (ETS) was adopted on July 22, 2003 and comes into force on January 1, 2005. Participation is mandatory for defined sectors, including combustion plant, iron and steel production to slab, sinter plants, coke ovens and lime production. Primary and secondary aluminium production are not covered.

     The ETS is a cap and trade system, which means that there is an absolute cap placed on site emissions of CO2 and the difference can be bought or sold in the emissions trading market. At the end of each year, sites will have to surrender allowances equal to their emissions of CO2. Failure of sites to surrender sufficient allowances will result in a fine of €40/tonne of CO2 for 2005-2007 and €100/tonne of CO2 thereafter. The scheme is to be implemented by EU member states and the details are being developed. Corus, as a major producer of iron and steel, is consulting with the UK and Netherlands governments to ensure that the steel industry is not financially disadvantaged by the trading scheme.

     As a result of the implementation of the EU Landfill Directive, Corus has to provide some form of surety for the future closure of operational landfill sites. All of these sites are in the UK and require to be re-permitted in a phased manner from 2004 to 2007. Corus is in discussion with the UK Environment Agency on the appropriate form of such financial surety.

     Further information required by this Item is incorporated by reference from pages 23 and 24 ‘Environment and the community’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004, incorporated herein by reference.

Form 20–F 2003 27
Return to contents page

Insurance
    Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. To this end Corus maintains insurance cover, which it feels is appropriate for its business, through a combination of self-funding and policies purchased from external insurers. Corus arranges some of its insurance through Crucible Insurance Company Limited (“Crucible”) and Hoogovens Verzekeringsmaatschappij NV (“HVM”), two wholly owned subsidiaries. Crucible and HVM reinsure catastrophe risks with the external insurance market. Corus’ external insurance policies cover its statutory insurance requirements and certain contractual obligations, as well as catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. External insurance is also used to insure non-catastrophe risks where it is cost-effective, and when claims handling and other specialist services are required.

     Insurance policies are arranged on a group basis for the following key classes of insurance:

  Material damage & consequential loss;
  Public & products liability;
  Professional indemnity;
  Aviation products liability;
  Marine cargo; and
  Directors & officers liability.

     Other country specific cover, for instance for the United States, is arranged as discrete policies at the regional level.

     The net book value of investments held by Crucible and HVM as at January 3, 2004 amounted to £48 million (December 28, 2002: £48 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting policies
     The information required by this Item is incorporated herein by reference from pages 29 and 30 of the section ‘Accounting policies’ of the ‘Review of the period’ of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004.

Operating results
     The information required by this Item is incorporated herein by reference from (i) page 10 from the beginning of the section ‘Performance in the period’ to page 22 to the end of the section ‘Aluminium – Investment’ of the ‘Review of the period’, (ii) page 26 from the beginning of the section ‘Business risk management’ to the end of page 31 of the ‘Review of the period’, (iii) pages 32 to 35 ‘Financial review’ and (iv) Note 20 on pages 85 and 86 of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004. The discussion is designed to comply with both the requirements of this Item and the recommendations of the Statement “Operating and Financial Review” issued by the UK Accounting Standards Board. The focus of the discussion is on the financial statements prepared in accordance with UK GAAP.

     A summary of the differences between UK GAAP and US GAAP is set out in Note 37 on pages 107 to 112, ‘Supplementary information for North American investors’ of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004, incorporated herein by reference.

Liquidity and capital resources
     The information required by this section is incorporated by reference from pages 32 to 35 ‘Financial review’, and Note 28 on page 95 of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

28 Form 20–F 2003
Return to contents page

     Under Item 3 on page 3 ‘Risk factors’ there is provided a discussion on the risk that the Supervisory Board of Corus Nederland may preclude Corus from realising the payment of dividends and the making of intra-group loans by Corus Nederland and utilising cash resources for the benefit of the Group. This could limit the Group’s operational flexibility and affect its financial condition.

     Discussion on the general purpose of capital expenditure commitments at January 3, 2004 is provided under Item 4 on page 10 ‘UK restructuring’ and page 11 ‘Capital expenditure’.

Research and development, patents and licenses, etc
     Company-wide research and technology development is provided from the three Technology Centres of Corus in Teesside, Rotherham (both UK) and IJmuiden (Netherlands). As part of the plans to concentrate research and development activities in the UK, the Welsh Technology Centre at Port Talbot was closed at the end of 2002. It was also decided during 2003 to review the decision to build a new Technology Centre in the UK, which had been announced in 2000.

     Day to day technical support aimed at continuous improvement of process operations and products is the responsibility of works line or technical management, rather than the research and development organisation. To deliver technology more effectively, the research and development organisation has been structured so as to improve and strengthen the links with the individual businesses and with the major market sectors for Corus; namely construction, automotive, other transport, engineering and packaging. Increased emphasis has been placed on the development of downstream applications, involving close collaboration with Corus’ businesses and key customers. However, as part of the Restoring Success initiative discussed on page 9, special research and development projects have commenced in the process area aimed at achieving the target level of manufacturing excellence throughout the Group.

     Research and development expenditure in the last three financial periods is set out below.

		Year ended
	December 29, 2001	December 28, 2002	January 3, 2004
		(in millions)
Gross expenditure	£66	£71	£69
Less: Recoveries (a)	(6)	(6)	(7)
Net expenditure	£60	£65	£62

     (a) Recoveries comprise fees received from other steel and engineering companies and funding assistance from the EU.

     Corus is the proprietor of a number of patents and national and international trademarks, and is party to a number of inward and outward technology licences, none of which has a material influence on the Corus business or profitability. At the end of 2003 Corus owned 545 valid patents and during, 2003, 66 new patent applications were filed.

Trend information
     The information required by this section is incorporated by reference from pages 10 to 31 ‘Review of the period’ and pages 32 to 35 ‘Financial review’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

Off balance sheet arrangements
     The information required by this section is incorporated by reference in Note 30 on pages 95 and 96 of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004. Other than disclosed, there are no off balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Form 20–F 2003 29
Return to contents page
Aggregate contractual arrangements
		Payments due by period
Contractual obligations	Total £million	<1 Year £million	1-3 Years £million	3-5 Years £million	>5 Years £million
Long-term debt obligations	1,243	4	458	630	151
Finance lease obligations	42	1	2	2	37
Operating lease obligations	332	56	88	47	141
Purchase obligations	–	–	–	–	–
Other long-term liabilities	28	–	1	–	27
Total	1,645	61	549	679	356

     The estimated employer contributions to the British Steel Pension Scheme and to the Stichting Pensioenfonds Hoogovens Scheme for 2004 are £12 million and €55 million respectively. Monthly payments of £1 million are being made to the CES Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the CES Scheme, where necessary, to address any funding strains resulting from early retirements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management
     The information required by this section is incorporated herein by reference from pages 36 to 43 ‘Directors’ report’, pages 44 and 45 ‘The Board’ and pages 46 and 47 ‘The Executive committee’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

     There are no family relationships between any directors and senior management.

     There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected for his position.

Compensation
     The information required by this section is incorporated herein by reference from pages 48 to 58 ‘Report on remuneration’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

     The aggregate compensation for senior management amounted to £1,508,298, including bonuses and termination benefits (2002: £706,315 including bonuses). The bonus plan for these senior executives of the Company is the same as for the executive directors. The relevant bonus descriptive information required by this section is incorporated herein by reference from pages 48 to 51 ‘Report on remuneration’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

     The accumulated total amount set aside to provide pension benefits for the directors and senior management was £231,973 (2002: £88,038).

Board practices
     Certain of the information required by this section is incorporated herein by reference from pages 36 to 43 ‘Directors’ report’, pages 44 and 45 ‘The Board’ and page 48 ‘Report on remuneration’ of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

     There are four main Board committees whose constitution and terms of reference are summarised below. In addition, there is an Allotment committee that operates in connection with the Company’s employee share schemes.

     Audit committee – Following a Board review, from February 2004 the Audit committee comprises Mr Andrew Robb (Chairman), Mr Richard Turner, Mr Eric van Amerongen and Dr Tony Hayward, all of whom

30 Form 20–F 2003
Return to contents page

are regarded by the Board as independent. It is responsible for reviewing all financial and other matters relating to internal control, financial reporting, the scope of internal audits, the appointment of and other services provided by external auditors and other matters as requested by the Board.

     Remuneration committee – Following a Board review, from February 2004 the Remuneration committee comprises Mr Eric van Amerongen (Chairman), Mr Andrew Robb and Mr Maarten van Veen, all of whom are regarded by the Board as independent. It is responsible for determining and agreeing with the Board the broad policy for the remuneration and other contract terms for the Chairman, the executive directors and the Company Secretary. It is also responsible for the granting of options and the operation of the executive share option schemes.

     Health, Safety and Environment committee – Following a Board review, from February 2004 the Health, Safety and Environment committee comprises Mr Maarten van Veen (Chairman), Mr Eric van Amerongen and Dr Tony Hayward, all of whom are regarded by the Board as independent. It is responsible for reviewing Corus’ performance in terms of compliance with health, safety and environmental legislation and formulating the Corus policies with regard to such issues.

     Nominations committee – Following a Board review, from February 2004 the Nominations committee comprises Mr Jim Leng (Chairman), Mr Eric van Amerongen, Dr Tony Hayward and Dr Kurt Lauk, all of whom are regarded by the Board as independent. It considers the nomination of Board members and proposes any new Board appointments.

     Day to day running is delegated to the Chief Executive and through him to an Executive committee comprising the executive directors and other senior executives within Corus.

The organisation of the Group
     Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly-owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus and it is subject to the mitigated structure regime under the provisions of the Dutch Civil Code. The operations of the Group are organised into divisions and individual business profit centres (see Item 4 ‘Organisational structure’).

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

     Members of the Supervisory Board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the Supervisory Board, subject to rights of recommendation by the general meeting, the competent works council and the Management Board, and rights of objection by the general meeting and the competent works council. The Supervisory Board must consist of a minimum of three members. Members of the Management Board are appointed and dismissed by the general meeting of shareholders.

     There are changes to the Dutch mitigated structure regime proposed which, if implemented, will give the shareholder the right, among other things, to overrule nominations to the Supervisory Board and the ability to dismiss the entire Board. They will also allow the works council the right to nominate one third of the

Form 20–F 2003 31
Return to contents page

membership of the Supervisory Board. Once this legislation is enacted, there will be a dialogue with the Supervisory Board of Corus Nederland to ensure that the company is operating in accordance with the latest statutory, regulatory and governance procedures.

Employees
     Corus had a total of 49,400 employees at January 3, 2004 of whom 24,600 were employed in the UK, 11,400 in the Netherlands, 6,000 in Germany, 1,700 in France, 1,600 in Belgium, 1,100 in the USA, 1,100 in Canada and 1,900 in other countries.

     Corus does not employ a significant number of temporary employees, there being only 1.2% at the balance sheet date.

     Corus has experienced no significant industrial relations problems since the 1980 national steel strike (the only industry-wide strike since the formation of BSC in 1967). Well developed procedures have operated in all parts of the Group for consulting and negotiating with the trade unions and employee representatives, and these have been used extensively in discussions on the substantial changes that have been required in the working practices and number of employees as a result of the restructuring programmes and major closures. Approximately 84% of Corus’ UK employees are members of trade unions, the ISTC having the largest representation.

     In a difficult year, the level of investment in education and training remained the same as for the previous year at around £50 million, while progress with certain initiatives continued. In particular, a revised, standard approach to assisting business units in assessing their investment in training performance was successfully tested at several locations in the Netherlands and the UK.

     Further information concerning the changes which are taking place to improve the productivity of the workforce are described at pages 22 and 23 ‘People’ of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004, which is incorporated herein by reference.

     Further information regarding the average number of persons employed during the past three years and the category of activity is provided in Note 4 to the accounts of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

Share ownership
     The information required by this section is incorporated herein by reference from pages 48 to 58 ‘Report on remuneration’, and in Note 26 to the accounts of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004.

     Mr Gerhard Buddenbaum, Mr Paul Lormor, Mr Scott MacDonald, Mr Staf Wouters and Mr Richard Reeves are senior executives of Corus. They hold in aggregate 61,571 ordinary shares being 0.001% of Corus’ issued share capital. The voting rights attached to their shares are identical to those pertaining to all other ordinary shares in issue. These senior executives hold, in aggregate, options over 973,927 Corus ordinary shares exercisable at prices ranging from 50p to 133p and exercisable between March 2003 and March 2011.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders
     Certain of the information required by this Item is incorporated by reference from page 36 ‘Directors’ report – Substantial shareholdings’, of the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004.

     So far as Corus is aware, except as otherwise indicated on page 36 ‘Directors’ report – Substantial shareholdings, of the Report & Accounts 2003, as at March 22, 2004 no person was the beneficial owner of more than 5% of the Corus’ Ordinary shares, nor was Corus directly or indirectly owned or controlled by another corporation or by any government.

32 Form 20–F 2003
Return to contents page

     At January 3, 2004 there were 22,371,299 ADSs representing Corus shares outstanding held of record by 763 registered holders of ADSs whose shareholdings represented approximately 5.04% of total outstanding Ordinary shares on that date. Currently there are approximately 747 recorded holders of ADSs. Corus is aware that many ADSs are held of record by brokers and nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are the beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Related party transactions
     The table below sets out details of transactions and loans between Corus and joint ventures and associated undertakings.

	December 29, 2001	Year ended December 28, 2002	January 3, 2004
		(in millions)
Sales to joint ventures and associated undertakings	£137	£135	£143
Purchases from joint ventures and associated undertakings	£25	£40	£66
Outstanding loans to joint ventures and associated undertakings	£31	£2	£5

     Loans to joint ventures and associated undertakings have been provided on a commercial basis and interest is charged at commercial rates. The decrease in loans during the year ended December 28, 2002 was due to the disposal of the Group’s interests in Trico Steel LLC and Galtec NV. The increase in loans during the year ended January 3, 2004 was due to a new loan to Lusosider Acos Planos SA. The largest amount outstanding during the period was £5 million. The balance outstanding at March 16, 2004 was £5 million relating to working capital loans to Lusosider Acos Planos SA and Wuppermann Staal Nederland BV. The interest rates were 2.6745% and 3.1100% respectively. Outstanding loans to directors are described in the Report & Accounts 2003 pages 55 and 57 ‘Report on remuneration – Loans to directors’, contained in the Corus Report on Form 6-K dated March 22, 2004, which is incorporated herein by reference.

     Other transactions with related parties are described in the Report & Accounts 2003 page 40 ‘Directors’ report – Directors’, contained in the Corus Report on Form 6-K dated March 22, 2004. There have been no material transactions since the end of the financial year up to March 16, 2004.

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

Presentation of financial statements
     The financial statements required by this Item are shown on pages 62 to 113 of the Report & Accounts contained in the Corus Report on Form 6K dated March 22, 2004.

International accounting policies
     On September 29, 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU). The regulation will directly concern around 7,000 listed EU companies and is aimed at enhancing transparency in annual accounts, and therefore increasing competition and the free movement of capital within the EU. Along with many UK registered companies, for Corus the regulation will require the use of International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) in preparing its consolidated accounts from January 1, 2005 onwards.

     The first annual report and accounts that Corus publishes under the international accounting principles will be for the twelve-month period ended December 2005. However at that time, comparative periods will be restated to show the adjustments resulting from the change from UK accounting practice, which the Group currently uses, to the application of IASs and IFRSs. Details of all adjustments that have been necessary to shareholders’ equity and results for the restated periods will be provided at the appropriate time. However, the ongoing project by Corus to prepare for this change has identified that significant

Form 20–F 2003 33
Return to contents page

differences will arise in the treatment of pension costs, derivative financial instruments and deferred taxes. There will also be differences in the presentation of both the primary statements and notes to the annual report and accounts.

Export and overseas sales
     The information required in respect of export sales is contained in Item 4 on pages 15 and 16.

Legal proceedings
     An anti-dumping investigation by the US authorities into certain imports of hot rolled steel, launched in November 2000, resulted in additional anti-dumping duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US DOC determined a final dumping margin of 2.59% in the investigation, and cash deposits at this rate are now payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus has lodged a number of appeals against the rulings in this case with the US Court of International Trade. Certain of these appeals are continuing. The first annual Administrative Review of this case has now been undertaken by the DOC to determine the actual duty liability on sales subject to the case made during the period under review (May 2001 to October 2002), and the new duty deposit rate on US sales going forward. The DOC has issued a preliminary determination of 5.34% as the new duty deposit rate and was expected to issue its final decision in this case in April 2004, although it has now delayed this to June 2004. The second annual Administrative Review (covering November 2002 to October 2003) has now also been initiated by the DOC.

     The European Commission has initiated a complaint under the dispute settlement procedures of the WTO against the use by the US DOC of ‘zeroing’ in calculating anti-dumping margins. This is the practice whereby sales made at prices higher than fair market value are excluded from the calculation of dumping margins and has the effect of inflating dumping margins. A preliminary decision by the WTO is expected by the end of 2004. If the complaint is upheld, and DOC practice is changed, this could result in much lower, or even zero, anti-dumping margins, which could lead to certain US anti-dumping cases, including that affecting Corus sales of hot rolled steel from the Netherlands, being terminated.

     In September 2001, an anti-dumping complaint was initiated against imports of cold rolled steel from twenty countries, including the Netherlands. The UK was not included. However, the ITC subsequently determined that there was no material injury and the case was terminated. Appeals of this decision by the petitioners have been unsuccessful.

     As outlined under Item 4 ‘International trade restrictions’, in March 2002, President Bush took action to impose tariffs ranging between 8% and 30% on US imports of a number of steel products and a system of quotas and tariffs on slab products. These Section 201 measures became effective in respect of imports entering into the US from March 20, 2002, and were due to remain in force until March 2005, being progressively reduced each year.

     The decision taken by President Bush on the tariffs and quotas was absolute and not subject to review by the US Courts. However, the European Commission, together with Japan and a number of other countries, initiated a complaint against the US action under the dispute settlement procedures of the WTO. In July 2003, the WTO panel set up to examine the complaint issued its findings, ruling that the US Section 201 measures violated global trade rules. The US appealed this ruling. In November 2003, the WTO appellate body upheld the main conclusions of the WTO panel that the US measures were inconsistent with WTO rules. The ruling was formally adopted by the WTO in December 2003. The European Commission had notified the WTO of its intention to take immediate retaliatory action in the form of punitive duties on imports into the EU of certain US products unless the US complied with the WTO’s ruling and terminated the 201 measures.

     On December 4, 2003, President Bush issued a statement ending the US Section 201 measures with effect from December 5, 2003. From this date, all imports to the US, including Corus sales, have been free from any additional duties or restrictions imposed under the Section 201 measures. Immediately following the termination of the US measures, the European Commission withdrew its WTO retaliatory action and also terminated its own safeguard measures.

34 Form 20–F 2003
Return to contents page

     Corus also instituted proceedings in the US courts against the inclusion in the products put forward for a decision by the President of tin mill products. These proceedings have now ended following the termination of the Section 201 measures.

     Corus appealed against fines of €32 million and €12.6 million imposed by the European Commission in the beams and tubes cases respectively (see Item 4 ‘Trade associations and other voluntary arrangements’). The fine of €32 million in the beams case was reduced on appeal to €20 million. Corus appealed to the European Court of Justice against that fine but was not successful. A hearing before the Court of First Instance in respect of the Tubes appeal has been heard, the outcome of which is awaited.

     In the UK, a climate change levy was introduced in the Finance Act 2000. The levy is a tax on the supply of certain commodities such as electricity, natural gas, petroleum, coal and coke. Certain supplies are excluded (such as for domestic use or supplies made prior to April 2001) or exempt (such as supplies not used as a fuel including dual uses of fuel and as a feedstock). Supplies do include self supplies relating to production. The levy is calculated according to a nominal unit of energy for the commodity. Persons making any taxable supply need to register. Under the Climate Change Levy (Use as Fuel) Regulations 2001, the use of coke and coal in ironmaking is exempt from the levy and consequently Corus considered that it was exempt in respect of its use of coke in ironmaking. A complaint was, however, lodged with the EC that the UK exemption is an unlawful state aid and the European Commission considered the issue. In April 2002 the European Commission ruled in Corus’ favour and supported HM Government’s view that the use of coke and coal in iron and steelmaking was as a raw material and, therefore, exempt from the tax.

     On November 8, 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation is now led by the Health & Safety Executive. It is unlikely that a corporate manslaughter charge will be brought. It is more likely that Corus will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees. Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

Dividends
     Cash dividends paid by Corus are in pounds sterling and exchange rate fluctuations affect the US dollar amounts received by ADR holders on conversion. The table below sets out the dividends paid per share in pence and per ADS in dollars.

	Dividends per Ordinary share			Dividends per ADS paid after deduction of withholding tax
Period ended	Interim	Final	Total	Interim	Final	Total
		(in pence)			(in US dollars)
April 3, 1999	3.0	7.0	10.0	0.5199	1.1214	1.6413
October 2, 1999	nil	nil	nil	nil	nil	nil
December 30, 2000	1.0	nil	1.0	0.1452	nil	0.1452
December 29, 2001	nil	nil	nil	nil	nil	nil
December 28, 2002	nil	nil	nil	nil	nil	nil
January 3, 2004	nil	nil	nil	nil	nil	nil

     In addition, a capital distribution of 35p per British Steel Ordinary share held ($5.8205 cash for each British Steel ADS held) was made on October 26, 1999.

     Future dividends will be paid in accordance with the covenants of the €1,200 million syndicated bank facility. Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.

     At the Annual General Meeting on April 27, 2001 Corus was granted authority by its shareholders to offer any holders of Ordinary shares the right to elect to receive Ordinary shares credited as fully paid, instead of

Form 20–F 2003 35
Return to contents page

cash, in respect of the whole of any dividend (a scrip dividend alternative). The authority granted covers any dividend declared up to April 27, 2006.

Significant changes
     On December 11, 2003 following the receipt of proceeds from the placing and open offer, the Company reduced its main available bank facility by voluntary cancellation of €200 million, which would have matured at the end of January 2004. The facility now stands at €1,000 million.

ITEM 9. THE OFFER AND LISTING
     Prior to the merger, the nominal capital of British Steel plc was divided into 2,600,000,000 Ordinary shares of 50p each. 1,982,600,612 Ordinary shares were issued as of October 2, 1999 and October 5, 1999.

     Up to October 5, 1999 (the last day of trading) the principal trading market for British Steel’s Ordinary shares was the London Stock Exchange, with British Steel ADSs, each representing ten Ordinary shares, listed on the New York Stock Exchange (“NYSE”) and trading under Ticker Symbol BST.

     Since the merger Corus, successor to British Steel plc, has also principally traded on the LSE. In addition, Corus Ordinary shares have been listed on the Amsterdam Stock Exchange under the Ticker Symbol CORS. Corus ADSs have been listed on the New York Stock Exchange and trade under Ticker Symbol CGA. The Bank of New York is the ADR depositary.

     Consequent upon having received shareholder approval at an Extraordinary General Meeting held on December 5, 2003, the nominal capital of Corus was increased to £2,250,000,000 and the issued share capital was subdivided and converted from 3,130,418,153 Old Ordinary shares of 50p each into 3,130,418,153 New Ordinary shares of 10p each and 3,130,418,153 Deferred shares of 40p each. The subdivision and conversion of the shares enabled Corus to effect a placing and open offer on the basis of five New Ordinary shares being offered for every twelve Old Ordinary shares held. The placing and open offer resulted in 1,304,340,897 New Ordinary shares being issued, credited as fully paid, ranking pari passu with the existing New Ordinary shares in issue on December 8, 2003.

     In total, 4,434,759,050 New Ordinary shares were issued and listed on December 8, 2003 on the LSE and Amsterdam Stock Exchange under their existing ticker symbols. A change in per-share nominal value to Corus ADSs was effected and continue to be traded under the existing Ticker Symbol on the NYSE. The Deferred shares have not been listed and are not freely transferable, which has rendered them effectively worthless. It is intended that they will be cancelled and an appropriate reserve created in due course.

     The following table sets forth the high and low sales prices for the Ordinary shares during the periods indicated, based on mid-market prices of Old Ordinary shares prior to December 5, 2003 and New Ordinary shares subsequent to that date at close of business on the LSE and the high and low sales prices for ADSs as reported on the NYSE composite tape.

36 Form 20–F 2003
Return to contents page

	LSE				NYSE
	High		Low		High		Low
	(pence per Ordinary share)				(US dollars per ADS)
(British Steel up to October 2, 1999)
(Corus Old Ordinary shares up to December 5, 2003
Corus New Ordinary shares from December 5, 2003)
Year ended April 3, 1999	172		87	1 / 2	28	5 / 8	14	5 / 8
Six months ended October 2, 1999	179		123	3 / 4	28	7 / 8	21	3 / 8
Fifteen months ended December 30, 2000	174	1 / 4	47	1 / 2	29	3 / 4	7
Year ended December 29, 2001	82	3 / 4	40		12	1 / 2	5	5 / 8
Year ended December 28, 2002	90		22		13	1 / 4	3	1 / 2
Year ended January 3, 2004	37	3 / 4	4		6			5 / 8
Quarters ended
June 30, 2001	82	3 / 4	59		11	3 / 4	8	1 / 4
September 29, 2001	67	1 / 2	40		9	5 / 8	5	5 / 8
December 29, 2001	74		42		10	3 / 4	6
March 30, 2002	87	1 / 2	72	1 / 4	12	3 / 8	10	3 / 8
June 29, 2002	90		77		13	1 / 4	11	1 / 4
September 28, 2002	87	3 / 4	34	1 / 4	13	1 / 4	5	1 / 2
December 28, 2002	48	1 / 2	22		7	1 / 2	3	1 / 2
March 29, 2003	31	1 / 4	4		5			5 / 8
June 28, 2003	19	3 / 4	6	1 / 2	3	1 / 4	1
September 27, 2003	37	3 / 4	15		5	7 / 8	2	3 / 8
January 3, 2004	34	1 / 2	20	1 / 4	6		3	1 / 2
Months ended
September 30, 2003	37	3 / 4	20	1 / 4	5	7 / 8	3	1 / 2
October 31, 2003	24	1 / 2	20	1 / 2	4	1 / 8	3	5 / 8
November 30, 2003	34	1 / 2	22	7 / 8	6		3	7 / 8
December 31, 2003	34		29		5	7 / 8	5	1 / 8
January 31, 2004	43	1 / 4	30		7	3 / 4	5	1 / 4
February 29, 2004	45	1 / 4	38	3 / 4	8	5 / 8	7	1 / 8

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

Directors’ powers
     No Corus director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does so, his vote shall not be counted. However, these prohibitions do not apply to a director in relation to:

     (i) any guarantee, indemnity or security to be given to such director in respect of money lent or obligations undertaken by him for the benefit of Corus;

Form 20–F 2003 37
Return to contents page

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

     (viii)any contract for the benefit of employees of Corus under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

     (ix) any contract for the purchase or maintenance for any director of insurance against any liability.

     Directors are not required to vacate their office upon attaining the age of 70 years of age; however, if the Board convenes a general meeting at which, to the Board’s knowledge, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting but the accidental omission to do so shall not invalidate any proceedings, or any appointment of that director, at that meeting.

     The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Corus or of any third party. The Board must restrict the borrowings of Corus and exercise all voting and other rights or powers of control exercisable by Corus in relation to its subsidiaries so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by Corus (exclusive of borrowings within Corus) shall not, without the previous sanction of an ordinary resolution of the company, exceed an amount equal to two times the adjusted capital and reserves.

Share rights
     Subject to the Companies Act and other shareholders’ rights, shares may be issued with or have attached to them such rights and restrictions as Corus may by ordinary resolution decide, or as the Board may decide if there is no such resolution or so far as the resolution does not make specific provision. Redeemable shares may be issued. Subject to the articles, the Companies Act and other shareholders’ rights, Corus may purchase all or any of its shares, and unissued shares are at the disposal of the Board.

     Subject to the Companies Act, Corus may vary the rights attached to any class of shares with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

     Corus may, by ordinary resolution, consolidate, consolidate and then divide, or sub-divide its shares or any of them. Corus may cancel any shares that at the date of the resolution have not been taken or agreed to be taken.

     Corus may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

38 Form 20–F 2003
Return to contents page

Dividends and other distributions
     Subject to the Companies Act, Corus may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Corus, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on shares ranking pari passu with or after those shares.

     The Board may withhold payment of all or any part of any dividends payable in respect of Corus shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide the company with information concerning interests in those shares required to be provided under the Companies Act.

     Except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. No amount paid up on a share in advance of calls is to be treated as paid up on the share for this purpose. Dividends may be declared or paid in any currency.

     The Board may if authorised by an ordinary resolution of Corus offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary shares by way of scrip dividend instead of cash.

     Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment shall be forfeited and revert to Corus.

Voting rights
     Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to attend or vote either personally or by proxy at any general meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice after failure to provide Corus with information concerning interests in those shares required to be provided under the Companies Act.

Annual and extraordinary meetings of shareholders
     The Board convenes annual general meetings and extraordinary general meetings for the passing of a special resolution with notice of the resolution to all members entitled to receive such notice with not less than twenty one clear days’ notice in writing. All other extraordinary general meetings are convened with not less than fourteen clear days’ notice in writing. The notice must specify the place, day and time of the meeting, and the nature of the business to be transacted. A shareholder is not entitled to receive notice of a general meeting or any other notice or document from Corus unless he has provided to the company an address in the United Kingdom or in The Netherlands to which such notice may be sent.

Change of control

     Corus may in certain circumstances refuse to register transfers of uncertificated shares from a person with a 0.25% interest if such person has been served with a restriction notice after failing to provide Corus with information concerning these interests as required under the Companies Act.

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

Form 20–F 2003 39
Return to contents page

securitisation programme arranged by ING Bank NV, under which Corus guaranteed certain obligations of Corus UK Limited and Corus Engineering Steels Limited.

     The initial facility level was set at £185 million, and provided for the securitisation of UK and certain Irish receivables of a number of businesses of Corus UK. On July 15, 2002 and again on October 20, 2003, the programme was extended to securitise the UK receivables of some other businesses of Corus UK. The facility level was increased following the July 15, 2002 extension by £30 million to £215 million reflecting the increase in the size of the debtor pool.

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

Sale of Corus’ interest in Avesta Polarit Oyj Abp

     A share purchase agreement dated June 30, 2002 between Corus UK, Corus and Outokumpu Oyj, pursuant to which Corus UK sold its entire 23.2% stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 in cash per Avesta Polarit Oyj Abp share, equating to approximately €530 million.

Sale of Corus’ interest in the Alouette Smelter

     An agreement (the ‘‘Alouette Agreement’’) dated August 16, 2002 between Sidal Participatie Beheer BV (1), Corus Primary Aluminium BV (2) (both being wholly owned indirect subsidiaries of Corus and hereinafter referred to as the Alouette Sellers) and Alcan Inc (3), pursuant to which Alcan Inc agreed to acquire from the ‘‘Alouette Sellers’’ the entire issued share capitals of Corus Aluminium Canada Inc. and Corus Aluminium Quebec Inc. (the ‘‘Target Companies’’). The Target Companies at the relevant time were respectively the sole limited and general partners of Corus Aluminium Quebec and Company Limited Partnership, which itself owned 20% of Corus’ entire interest in the Alouette Smelter. The Alouette Agreement became unconditional on September 17, 2002. The consideration for the disposal was US$165 million, which was paid in full on completion. The consideration was subject to a price adjustment related to matters including levels of stock, cash and retained debt at completion, which resulted in an additional payment to the Alouette Sellers from Alcan Inc of approximately US$6 million. The Alouette Agreement contains customary warranties and indemnities from the Alouette Sellers in relation to the subject of the Alouette Agreement and except in relation to certain limited claims (where potential liability is unlimited as to amount), the maximum liability of the Alouette Sellers for claims under the Alouette Agreement is limited to the consideration received on completion.

     For further information related to the proposed sale of the Group’s aluminium businesses, refer to ‘Aluminium businesses’ under Item 4 on page 9.

Exchange controls
     There are currently no UK exchange control laws, decrees or regulations that would affect the transfer of capital or payment of dividends, interest and other payments to US citizens or residents who are holders of Corus securities except as otherwise set out below under ‘Taxation of US Holders’. There are no limitations on holding or voting applicable to foreign owners of Ordinary shares, which do not apply equally to UK owners of such Ordinary shares.

40 Form 20–F 2003
Return to contents page

Taxation of US Holders
     The following is a discussion of certain material US federal income tax consequences and UK tax consequences of the ownership and disposition of ADSs and Ordinary shares of Corus as well as the US federal income tax and UK tax consequences of the share capital subdivision and open offer. The following discussion is limited to shareholders and ADS holders that are US Holders. For these purposes, a “US Holder” is a beneficial owner of Ordinary shares or ADSs that holds such Ordinary shares or ADSs as capital assets and is one of the following:

     • an individual citizen or resident of the United States,

     • a corporation (or certain other entities treated as corporations) organized under the laws of the United States or any state thereof,

     • an estate whose income is subject to US federal income tax regardless of its source, or

     • a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

     The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of each holder’s particular situation. For example, this summary does not apply to US expatriates, insurance companies, collective investment schemes, banks, tax-exempt organizations, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who hold their Ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction or acquire their Ordinary shares or ADSs in the course of a trade, persons who own directly, indirectly or by attribution 10% or more of Corus’ outstanding share capital or voting stock or persons whose functional currency is not the US dollar. The tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership that holds Ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences to its partners of owning and disposing of Ordinary shares or ADSs.

     This summary is based upon:

     • existing UK tax law and UK Inland Revenue practice, and US law and US Internal Revenue Service practice, including the US Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation at any time, possibly with retroactive effect; and

     • the US-UK Income Tax Convention that entered into force on April 25, 1980, as amended by Protocols (the “1980 Convention”) and the US–UK Income Tax Convention that entered into force on March 31, 2003, as amended by a Protocol (the “New Convention”), as both the 1980 Convention and the New Convention may be applicable to US Holders depending on individual circumstances as described below.

     US Holders should be aware that the New Convention generally will have effect in respect of dividends paid on or after May 1, 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to any dividends paid by Corus prior to May 1, 2004. The discussion below notes the instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. US Holders should consult their own tax advisors concerning the applicability of each Convention.

Form 20–F 2003 41
Return to contents page

US taxation of share capital subdivision
     The share capital subdivision that converted each Old Ordinary share (par value 50p) into one New Ordinary share (par value 10p) and one Deferred share will be treated as a recapitalisation for US federal income tax purposes and will not be a taxable event for US Holders. The tax attributes including the tax basis and holding period in a US Holder’s Old Ordinary shares were transferred to the New Ordinary shares received as a result of the share capital subdivision.

Taxation of dividends
     Corus is not required to withhold at source any amount in respect of UK tax from dividend payments it makes.

     Under the 1980 Convention, and subject to certain exceptions, a US Holder who is a resident of the United States (and is not a resident of the UK) for the purposes of the 1980 Convention is entitled to receive, in addition to any dividend that Corus pays, a payment from the UK Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the UK for UK tax purposes would have been entitled had he received the dividend (a “Convention Payment”). An individual resident in UK will generally be entitled to a tax credit equal to one-ninth of the dividend (or 10% of the aggregate of the dividend and related tax credit). The total of the cash dividend and the Convention Payment is, however, reduced by a notional UK withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the Convention Payment. At current rates the notional withholding tax entirely eliminates the Convention Payment but no notional withholding in excess of the Convention Payment will be imposed upon the US Holder. Thus, for example, a US Holder that receives a $100 dividend will also be treated as receiving from the UK Inland Revenue a Convention Payment of $11.11 (one-ninth of the dividend received) but the entire $11.11 payment will be eliminated by a notional UK withholding tax, resulting in a net receipt of $100. US Holders should consult their own tax advisors as to whether a Convention Payment or the notional UK withholding tax under the 1980 Convention will be considered to have been paid with respect to dividends.

     Under the 1980 Convention, a US Holder that is eligible for benefits with respect to income derived in connection with Corus Ordinary shares or ADSs (each such holder referred to as an “eligible US Holder”) and that claims the benefits of the 1980 Convention with respect to a dividend from Corus will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US Holder is entitled to the foreign tax credit associated with the hypothetical Convention Payment under the 1980 Convention (described above), the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Eligible US Holders that rely on the 1980 Convention to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) disclosing this reliance with their US federal income tax returns for the year in which the foreign tax credit is claimed. In order to obtain this benefit in a particular year, a US Holder generally must elect to claim the credit with respect to all foreign taxes paid (or treated as paid) in that year. US Holders that do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

     Under the New Convention, there will be no hypothetical Convention Payment and no notional UK withholding tax applied to a dividend payment and, therefore, it will not be possible to claim a foreign tax credit in respect of any dividend payment paid by Corus on or after May 1, 2003 (or May 1, 2004 in the case of a US Holder who effectively elects to extend the applicability of the 1980 Convention as described above).

     For US federal income tax purposes, the gross amount of a dividend (including any additional dividend income arising from a foreign tax credit claim as described above) paid to a US Holder with respect to Ordinary shares or ADSs will be taxable as dividend income to the extent paid out of Corus’ current or accumulated earnings and profits, as determined for US federal income tax purposes. To the extent that a distribution exceeds Corus’ earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the US Holder’s basis in the Ordinary shares or ADSs and thereafter as capital gain. Dividends distributed by Corus generally will be categorized as foreign source “passive income” or, in the case of some holders, as “financial services income,” for purposes of computing allowable foreign tax credits for US tax purposes.

42 Form 20–F 2003
Return to contents page

Dividends distributed by Corus will not be eligible for the dividends received deduction allowed to corporate shareholders in respect of dividends received from US corporations.

     The amount of any distribution paid in foreign currency will be included in a US Holder’s gross income in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US Holder, or the date of receipt by the Depositary in the case of ADSs, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss.

     The rules relating to the determination of the foreign tax credit are complex. US Holders should consult their own tax advisors to determine whether they are eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from Corus, and whether it may be advisable in light of the holder’s particular circumstances to elect to have the provisions of the 1980 Convention continue in force until May 1, 2004.

Recent US tax law changes applicable to individuals
     Under 2003 US tax legislation, individual US Holders (and some trusts and estates) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, provided that the holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the New Convention) which provides for the exchange of information. Corus anticipates that, if it were to pay dividends on its Ordinary shares or ADSs, such dividends should constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Taxation of capital gains
     A US Holder who is neither resident nor, in the case of an individual, ordinarily resident in the UK will not be liable for UK tax on chargeable gains realised on the disposal of Ordinary shares or ADSs unless (i) such US Holder (in the case of an individual) carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Ordinary shares for the purposes of such trade, profession or vocation or such branch or agency or (ii) such US Holder (in the case of a body corporate) carries on a trade in the UK through a permanent establishment and has used, held or acquired the Ordinary shares or ADSs in or for the purposes of the trade or for the purposes of such permanent establishment. As such unless a US Holder falls within one of the above exceptions there would have been no consequences for the purposes of UK taxation of chargeable gains for a US Holder as a result of the share capital subdivision when each Old Ordinary share of 50p was subdivided and converted into one New Ordinary share of 10p and one Deferred share. Any US Holders who fall within one of the above exceptions should consult their own tax advisors as to the consequences of holding and disposing of Ordinary shares or ADSs for the purposes of UK taxation of chargeable gains.

     A US Holder who is an individual and who is only temporarily resident out of the UK for UK tax purposes at the date of disposal of Ordinary shares or ADSs may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemptions or reliefs.

Form 20–F 2003 43
Return to contents page

     An individual who is domiciled in the US for UK tax purposes (“US Citizen”) and who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of being managed and controlled in the UK or a US citizen who, or US corporation which, is carrying on a trade, profession or vocation in the UK and may be subject to UK tax on a gain as set out above, may be liable for both UK and US tax on a gain on the disposal of Ordinary shares or ADSs. However, a US Holder who is subject to UK tax on capital gains realised or accrued in relation to the Ordinary shares or ADSs may be entitled to a foreign tax credit, subject to certain limitations, against any US federal tax liability that is due in respect of such gain.

     Upon the sale or exchange of Ordinary shares or ADSs, US Holders generally will recognize a capital gain or a loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and their adjusted tax basis (determined in US dollars) in the Ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the Ordinary shares or ADSs have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains realized by US Holders who are individuals generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Tax consequences of the Open Offer
     Unless a US Holder falls within one of the exceptions referred to under ‘Taxation of capital gains’ above relating to the UK taxation of chargeable gains, there would have been no consequences for the purposes of UK taxation of chargeable gains for an eligible US Holder who subscribed for, and was issued, Ordinary shares under the Open Offer announced on November 12, 2003 (the “Open Offer”). Any US Holders who fall within one of those exceptions should consult their own tax advisors as to the consequences of their application to subscribe for, and the issue to them of, any Ordinary shares pursuant to the Open Offer for the purposes of UK taxation of chargeable gains. A US Holder will not be treated for the purposes of UK taxation of chargeable gains as having disposed of an asset as a result of their applying to subscribe for Ordinary shares under the Open Offer or as a result of the issue of any new Ordinary shares to them pursuant to the Open Offer. As such no charge to UK tax should arise on the occurrence of either of the above events.

     For US federal income tax purposes US Holders who subscribed for shares in the Open Offer should be treated as having received a distribution of shares or share rights. Under section 305(a) of the Internal Revenue Code, this distribution of shares or share rights should be tax-free and US Holders should not recognize any taxable income as a result of participating in the Open Offer. If a US Holder did not, or chose not to apply to subscribe for new Ordinary shares, or if the US Holder’s application was not accepted, the Open Offer will have no US federal income tax consequences to that US Holder.

US tax basis and holding period of shares acquired pursuant to the Open Offer
     Under the Open Offer, no actual shares or share rights were distributed, and instead eligible shareholders were permitted to purchase New Ordinary shares at a discount below their market price. The amount of this discount was effectively equivalent to a share or share right for US tax purposes. Under applicable regulations, US Holders are not required to allocate any portion of their basis in their Ordinary shares held at the time of the distribution to the shares or share rights distributed or to any New Ordinary shares acquired by virtue of the exercise of the share rights. However, a US Holder can irrevocably elect (in a statement attached to his federal tax return for the taxable year in which the New Ordinary shares are received pursuant to the Open Offer) to allocate to the purchased New Ordinary shares a portion of his basis in the shares held at the time of the distribution. US Holders should consult their own tax advisors regarding the advisability of and procedures for making such an election.

     The basis of each New Ordinary share acquired pursuant to the Open Offer equals the sum of the US dollar equivalent of the subscription price (plus the amount of any basis in the shares held at the time of the distribution that the US Holder elected to allocate to the New Ordinary shares). The holding period of any new Ordinary shares acquired in the Open Offer began on the date the purchased shares were made available to the US Holder following participation in the Open Offer.

Passive Foreign Investment Company considerations
     For US federal income tax purposes a non-US corporation will be classified as a Passive Foreign

44 Form 20–F 2003
Return to contents page

Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, and gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Corus believes it should not be treated as a PFIC for the year ended January 3, 2004 and that it should not become a PFIC in the future. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of a company’s income, assets and the market value of its Ordinary shares as well as the interpretation of regulations as to which there is little or no authority, there is no assurance Corus will not be considered a PFIC for any future taxable year. If Corus were characterized as a PFIC for any taxable year, US Holders would suffer adverse US federal income tax consequences. These consequences may include having gains realized on the disposition of Ordinary shares and ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the Ordinary shares. In addition, dividends paid by a corporation classified as a PFIC in the year of the dividend or the corporation’s previous taxable year, do not qualify as “qualified dividend income” and are not eligible for the reduced rate of taxation generally available for individuals under recent US tax law changes. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of Ordinary shares and ADSs.

US information reporting and backup withholding
     Dividend payments with respect to Ordinary shares or ADSs and proceeds from the sale or other disposition of the Ordinary shares or ADSs paid by a US paying agent or other US intermediary may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a US Holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if the holder is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s US federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UK inheritance tax
     Ordinary shares or ADSs held by an individual who is domiciled for the purposes of the US-UK double taxation convention relating to estate and gift taxes (“the Estate and Gift Tax Convention”) in the United States and is not, for the purposes of the Estate and Gift Tax Convention, a national of the UK, will not generally be subject to UK inheritance tax on the individual’s death or on a transfer of Ordinary shares or ADSs provided that the Ordinary shares or ADSs do not form part of the property of a permanent establishment situated in the UK or pertain to a fixed base situated in the UK used for the performance of independent personal services. If the Ordinary shares or ADSs are transferred to or held in a settlement they will not be subject to inheritance tax, provided that at the time when the settlement was made the settlor was domiciled for the purposes of the Estate and Gift Tax Convention in the United States and was not for purposes of the Estate and Gift Tax Convention a national of the UK. In the exceptional case where Ordinary shares or ADSs are subject both to inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the UK, based on priority rules set forth in the Estate and Gift Tax Convention.

UK stamp duty and UK stamp duty reserve tax
     An instrument of transfer of an ADS is not subject to stamp duty reserve tax and, provided that it is executed and kept at all times outside the UK, no stamp duty will, in practice, need to be paid. However, if such an instrument executed on or after October 1, 1999 is brought into the UK, then in addition to stamp duty

Form 20–F 2003 45
Return to contents page

being payable (at 0.5% of the consideration for the transfer), an interest charge will also be due calculated from the date which is thirty days after the instrument was executed and a penalty charge will also be due if the instrument is not presented for stamping within thirty days of the day on which it is first received in the UK. An agreement to transfer ADSs in the form of ADRs will not give rise to a liability to stamp duty reserve tax or stamp duty.

     Any dealings in Ordinary shares will normally be subject to stamp duty or stamp duty reserve tax. The conveyance or transfer on sale of Ordinary shares will usually be liable to ad valorem stamp duty, generally at the rate of 0.5% (rounded up if necessary to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the Ordinary shares. An unconditional agreement to transfer Ordinary shares will normally give rise to a charge to stamp duty reserve tax, at the rate of 0.5% of the amount or value of the consideration payable for such Ordinary shares, but such liability will be cancelled, or any stamp duty reserve tax paid refunded, if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date on which the agreement became unconditional. Stamp duty reserve tax will normally be the liability of the purchaser or transferee of the Ordinary shares.

     Under the CREST system for paperless share transfers, no stamp duty or stamp duty reserve tax will arise on a transfer of Ordinary shares into the system, unless the transfer into CREST is itself for consideration in money or money’s worth, in which case a liability to stamp duty reserve tax will arise, usually at the rate of 0.5% of the amount or value of consideration given. Transfers of Ordinary shares within CREST are generally liable to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration payable rather than stamp duty, and stamp duty reserve tax on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the Inland Revenue by CRESTCo (such stamp duty reserve tax generally being payable by the purchaser or transferee).

     Where Ordinary shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or stamp duty reserve tax (as appropriate) may be payable, in the case of stamp duty, at the rate of 1.5% (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration provided or the value of the Ordinary shares or, in the case of stamp duty reserve tax, at the rate of 1.5% of the amount or value of the consideration payable (if in money or money’s worth) or the value of the Ordinary shares. Where such stamp duty or stamp duty reserve tax (as appropriate) is payable, such amounts may be charged by the depositary or clearance service to the shareholder to whom the Ordinary shares would otherwise have been issued or to whom the Ordinary shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of stamp duty and stamp duty reserve tax (0.5%) to apply to an issue or transfer of Ordinary shares into, and to transactions within, the service. Where this is the case, the above charge at the higher rate of 1.5% will not apply to an issue or transfer of Ordinary shares into that clearance service.

     The above statements are intended as a general guide to the current stamp duty and stamp duty reserve tax position. Certain categories of person are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

     Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer Ordinary shares to charities will not give rise to stamp duty or stamp duty reserve tax.

Documents on display
     The following documents referred to in this report may be inspected at the Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Corus' policies in relation to risk management are described on pages 26 and 27 ‘Business risk

46 Form 20–F 2003
Return to contents page

management’ and pages 36 to 43 ‘Directors’ report’ in the Report & Accounts 2003, contained in the Corus Report on Form 6-K dated March 22, 2004 which is incorporated herein by reference.

     The information required by this Item is incorporated herein by reference from pages 32 to 35 ‘Financial review’ and Notes 20 to 24 on pages 85 to 89 of the Report & Accounts 2003 contained in the Corus Report on Form 6-K dated March 22, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure controls and procedures
     The Chief Executive Officer and the Executive Director, Finance, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Internal control over financial reporting
     There were no changes in the Company’s internal control over financial reporting that occurred during the year ended January 3, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr Andrew Robb is an ‘audit committee financial expert’ as defined in Item 16A of Form 20-F. Mr Andrew Robb and each of the other members of the Audit committee is an ‘independent director’ as defined in NYSE Section 303A(2).

ITEM 16B. CODE OF ETHICS

     Corus does not currently have a code of ethics for its principal executive and financial officers. Such a code of ethics is being prepared for adoption during 2004 and, in the meantime, Corus’ principal executive and financial officers are covered by a code of conduct that is an integral part of their conditions of employment.

ITEM 16C. ACCOUNTANTS’ FEES AND SERVICES

     PricewaterhouseCoopers LLP and its predecessor PricewaterhouseCoopers has served as Corus’ independent public accountants for each of the financial years in the three year period ended January 3, 2004, for which audited financial statements appear in this Annual Report on Form 20-F. The Annual General Meeting elects the auditors annually.

Form 20–F 2003 47
Return to contents page

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to Corus in 2003 and 2002.
	2003 £million	2002 £million
Audit fees (1)	3	3
Audit-related fees (2)	3	3
Tax fees (3)	1	1
All other fees (4)	–	–
Total	7	7

     (1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

     (2) Audit-related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. These fees include work in connection with the placing and open offer, renegotiation of the Group’s syndicated loan facility, and other consultations in relation to financial accounting and reporting standards.

     (3) Tax fees include fees billed for corporate tax compliance services, tax advisory services, and expatriate tax compliance and advisory services.

     (4) Other fees relate to training and other one-off projects.

Audit committee pre-approval policies and procedures
     The audit committee has reviewed and approved a policy for the control and monitoring of audit and non-audit work by the auditor so as to safeguard auditor objectivity and independence. This policy defines prohibited services that cannot be provided by the auditor and permitted services that can be provided.

     The audit committee has pre-approved permitted services. The relevant categories being audit services and audit-related/assurance services, and tax services and other services that do not compromise the independence of the audit role. The approval process requires details of the scope of the service to be performed and the fee structure. The audit committee prior to engagement must approve activities that are not pre-approved.

     The actual fees incurred are included in statements on fees provided to the audit committee at specified intervals.

     During 2003, 100% of audit fees, 100% of audit-related fees, 100% of tax fees and 100% of all other fees provided to Corus by PricewaterhouseCoopers LLP were approved by the audit committee. There were no services pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

48 Form 20–F 2003
Return to contents page

ITEM 18. FINANCIAL STATEMENTS

     The financial statements required to be filed as part of this Report have been incorporated by reference to the Corus Report on Form 6-K dated March 22, 2004, which contains the Report & Accounts 2003, except for the ‘Independent auditors’ report to the members of Corus Group plc’ on pages 60 and 61.

     The ‘Report by the independent auditors to the members of Corus Group plc’ required under US GAAS and GAAP and incorporated in the Form 20-F is provided below:

Report of Independent Auditors

To the Board of Directors and Shareholders of Corus Group plc

     We have audited the accompanying consolidated balance sheets of Corus Group plc and its subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movement in shareholders’ funds, consolidated cash flow statements, for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corus Group plc and its subsidiaries at January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

     PricewaterhouseCoopers LLP
     London, England
     March 18, 2004

Form 20–F 2003 49
Return to contents page

ITEM 19. EXHIBITS
Exhibit Number	Description
1.1	Memorandum of Association, as amended and approved by the Extraordinary General Meeting of shareholders on December 5, 2003 of Corus Group plc.
1.2	Articles of Association, as amended and approved by the Extraordinary General Meeting of shareholders on December 5, 2003, of Corus Group plc.
4.1	The Corus Executive Share Option Scheme (previously filed as an exhibit to the Report & Accounts 2000 of Corus Group plc on Form 20-F for the financial period from October 3, 1999 to December 30, 2000 filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference).

4.2	Corus Group plc Annual Performance Bonus Plan.
4.3	Service contract of Mr Varin.
4.4	Service contract of Mr Pettifor (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.5	Letter amending the service contract of Mr Pettifor.
4.6	Service contract of Mr Lloyd (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.7	Letter amending the service contract of Mr Lloyd.
*6	For a statement explaining how earnings per share information was calculated see Note 10 to the accounts of the Report & Accounts 2003, which has been incorporated by reference into this Annual Report.

*8	For a list of significant subsidiaries see pages 105 and 106 of the Report & Accounts 2003 which has been incorporated by reference into this Annual Report.
*10.1(b)	Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 22, 2004 which contains the Report & Accounts 2003. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.

12.1	Certification of Philippe Varin, Chief Executive Officer of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of Philippe Varin, Chief Executive Officer of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Incorporated by reference to the Corus Report on Form 6-K dated March 22, 2004

50 Form 20–F 2003
Return to contents page

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Corus Group plc
(Registrant)

/S/ R.J. Reeves

R.J. Reeves
(Secretary)

March 22, 2004

Form 20–F 2003 51
Return to contents page

EXHIBIT INDEX
Description	Sequential numbered page
Memorandum of Association, as amended and approved by the Extraordinary General Meeting of shareholders on December 5, 2003 of Corus Group plc.
Articles of Association, as amended and approved by the Extraordinary General Meeting of shareholders on December 5, 2003, of Corus Group plc.	.
Corus Group plc Annual Performance Bonus Plan.
Service contract of Mr Varin.
Letter amending the service contract of Mr Pettifor.
Letter amending the service contract of Mr Lloyd.
Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 22, 2004 which contains the Report & Accounts 2003. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.

Certifications of Philippe Varin, Chief Executive Officer and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Certification of Philippe Varin, Chief Executive Officer and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

52 Form 20–F 2003
Return to contents page

CERTIFICATION	EXHIBIT 12.1

I, Philippe Varin, certify that:

1. I have reviewed this annual report on Form 20-F of Corus Group plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 22, 2004

By: /S/ Philippe Varin Philippe Varin Chief Executive Officer

Form 20–F 2003 53
Return to contents page

CERTIFICATION	EXHIBIT 12.2

I, David Lloyd, certify that:

1. I have reviewed this annual report on Form 20-F of Corus Group plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 22, 2004

By: /S/ David Lloyd David Lloyd Executive Director, Finance

54 Form 20–F 2003
Return to contents page

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Corus Group plc (the “Company”) on Form 20-F for the period ending January 3, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 22, 2004	By:	/S/ Philippe Varin
Philippe Varin Chief Executive Officer
Date: March 22, 2004	By:	/S/ David Lloyd
David Lloyd Executive Director, Finance

Form 20–F 2003 55
Return to contents page

Report & Accounts 2003

Contents

1	This page has been left intentionally blank
3	This page has been left intentionally blank
4	This page has been left intentionally blank
8	Review of the period
32	Financial review
36	Directors’ report
44	The Board
46	The Executive committee
48	Report on remuneration
59	This page has been left intentionally blank
60	This page has been left intentionally blank
62	Consolidated profit and loss account
63	Balance sheets
64	Statement of total recognised gains and losses and Reconciliation of movements in shareholders’ funds
65	Consolidated cash flow statement
66	Reconciliation of net cash inflow/(outflow) to movement in net debt and Analysis of net borrowings
67	Presentation of accounts and accounting policies
70	Notes to the accounts
113	Five year financial summary
114	This page has been left intentionally blank
115	This page has been left intentionally blank
116	This page has been left intentionally blank
117	Glossary
118	Information for shareholders

Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Report & Accounts 2003 1
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

2 Corus Report & Accounts 2003
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Report & Accounts 2003 3
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

4 Corus Report & Accounts 2003
Return to contents page
THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Report & Accounts 2003 5
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

6 Corus Report & Accounts 2003
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Report & Accounts 2003 7
Return to contents page

Review of the period

The business, its objectives and strategy
Corus was formed in October 1999 by the merger of the British Steel and Hoogovens Groups. Corus estimates that it is the seventh largest steel producer in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU, is the most important market for Corus for both its steel and aluminium products, accounting for 79% of total turnover in 2003. Steel accounted for 88% of total turnover in the same period.

The Group produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method, currently at two other UK steelworks at Rotherham and Stocksbridge. Carbon steel is also produced by the electric arc method at Tuscaloosa, Alabama in the US. A number of the Group’s rolling mills and process lines are on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities.

Corus produces primary aluminium in two smelters at Delfzijl in the Netherlands and Voerde in Germany. Aluminium rolling mills are located at Koblenz in Germany, Duffel in Belgium and Cap-de-la-Madeleine in Canada

(60% owned). Aluminium extrusions operations are at three locations in Germany, one in Belgium and one in China (61% owned).

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU, Corus has sales offices in over 20 countries supported by a worldwide trading network and a number of processing and service centres.

In 2003, about 60% of Corus’ crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 35% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Group’s steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For aluminium, Corus is focused on customer specific products and has a low level of standardised high volume products. The production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded products business. Principal products and markets of the Group’s aluminium rolled products business are aircraft plate, automotive body sheet, speciality sheet, commercial plate for the transport and engineering sectors, and clad sheet and fins for the heat exchanger market (mainly automotive). The Group’s aluminium extrusions business produces speciality rods and hard alloy extrusions, mainly for the automotive industry, extrusions for the engineering and leisure industries, large extrusions for the railcoach and other transport industries, and industrial extrusions for the construction, transport and engineering industries.

Corus has a strategy focused around carbon steel, with the intention of:

  ensuring that upstream steelmaking facilities are optimised and that the leading position of its IJmuiden site is maintained.

  pursuing selective growth of downstream businesses.

  seeking opportunities to participate in the ongoing consolidation of the world’s steel industry.

Following his appointment as Chief Executive of Corus with effect from 1 May 2003, Philippe Varin carried out

8 Corus Report & Accounts 2003
Return to contents page

Review of the period

an intensive and detailed review of the Group’s activities. As a result a number of key initiatives were launched, known as the ‘Restoring Success’ initiatives. These focus on introducing new leadership and instilling a new corporate culture across the Group, aligning the financial resources available to the Group with its future strategic needs, and returning all parts of the Group to acceptable levels of profitability. The latter will be done by building on existing cost reduction programmes, implementing restructuring proposals for the UK asset base and initiating Group-wide efficiency measures, described below.

The Group’s aim is to close the competitive gap that currently exists between Corus and its European peer group. Corus estimates that this gap in 2003 was some 6% at the EBITDA margin level (i.e. EBITDA to turnover) when measured against the average of its European competitors. Full implementation of the ‘Restoring Success’ initiatives described below is designed to close the current competitive gap by the end of 2006.

Existing ongoing initiatives: A number of cost reduction and efficiency programmes are still ongoing, the benefits of which are planned to be realised over the next few years.

These include:

  the final stages of previously announced headcount reduction programmes.

  the ‘World Class IJmuiden’ programme, aimed at achieving significant performance improvement across the Dutch flat carbon steel business through increased output and productivity improvements, as well as improved sales mix.

  the ‘High Performance Strip UK’ programme, aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs, and improved customer service and delivery performance.

UK restructuring: In April 2003 Corus outlined the results of a review of the Group’s UK asset base, recognising the need to reverse the significant losses that had been incurred as a result of the progressive decline of UK manufacturing, high sterling exchange rates and increased market penetration from steel imports. The main objective of the review was to size the business to the available market whilst eradicating the losses and creating an internationally competitive cost base for the UK businesses, which would be cash positive even at the bottom of the cycle. The key finding was that steelmaking in the UK should be concentrated on three sites which should be developed to meet the continuing requirements of providing feedstock for the Group’s UK mills and downstream businesses. Steelmaking for strip products will be concentrated at Port Talbot in South Wales, steelmaking for long products at Scunthorpe in North Lincolnshire and steelmaking for engineering steels at Rotherham in South Yorkshire.

Once UK restructuring has been completed, Teesside’s steelmaking capacity will be surplus to the Group’s internal requirements and therefore, to avoid closure, the potential for refocusing the site as a cash generative slab exporter is being assessed. Options including joint ventures and equity partnerships are currently being explored.

With steelmaking for strip products in the UK concentrated at Port Talbot, the mills and coating line at Llanwern will be supplied from there.

With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire will take place in 2005. The aerospace steels and all finishing of engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill will be enhanced to

Corus Report & Accounts 2003 9
Return to contents page

Review of the period

roll coiled bar and the Roundwood coiled bar mill will be closed. The finishing facilities at Tipton in the West Midlands will also be relocated to Rotherham.

In the light of the above the Group’s UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. excluding Teesside) will reduce to 10.5mt per annum, largely focused on satisfying UK market demand. Approximately 1,150 jobs will be directly affected by these closures and rationalisation measures.

The Board anticipates that the capital expenditure and restructuring cash costs associated with these proposals will not exceed £250m (including the cost of the closure of Teesside should this prove unavoidable). These funds are to be provided from the disposal of non-core activities and the placing and open offer completed in December 2003, which is discussed further below, supported if appropriate by Export Credit Agency backed finance.

Further initiatives: The ‘Restoring Success’ project includes, in addition to the existing ongoing cost reduction programs and UK restructuring, a series of initiatives designed to improve Group performance to be in line with its European peer group. During the second half of 2003 a detailed review process took place aimed at identifying and quantifying areas in which significant further savings could be achieved.

In total, target cost savings and profit improvement opportunities of up to £350m per annum have been identified, to be achieved by the end of 2006, as follows:

  up to £200m cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;

  up to £70m cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and

  up to £80m profit improvement per annum through rebalancing the Group’s product/customer mix towards premium end-markets.

The Group’s capital expenditure plans going forward allow for a significant increase from the current levels of capital expenditure to support these initiatives, including UK restructuring.

Performance in the period
Summary
Total Group turnover for the period was £7,953m (2002: £7,188m; 2001: £7,699m), an increase of 11% from 2002. The increase arose primarily in the carbon steel segment where both sales volumes and average revenue per tonne were up by 7% on 2002. The volume growth was in spite of unchanged demand in the EU, and reflected a modest recovery in market share. Average revenue for carbon steel benefited from improving selling prices, particularly in the first half of 2003.

	2003	2002	2001
Turnover (£m)
UK	2,148	2,071	2,291
Rest of Europe	4,153	3,658	3,899
Rest of World	1,652	1,459	1,509
	7,953	7,188	7,699
Operating costs (£m)	8,161	7,634	8,084
Operating results (£m)	(208)	(446)	(385)
Exceptional items charged against operating costs (£m)	(142)	(53)	(8)
Operating results before exceptional items (£m)	(66)	(393)	(377)
Deliveries (mt)
Carbon steel	17.8	16.6	16.9
Aluminium	0.6	0.6	0.6
	18.4	17.2	17.5

10 Corus Report & Accounts 2003
Return to contents page

Review of the period

In total, average revenue per tonne for the period of £349 was 5% higher than 2002. An increase was seen in both the carbon steel and aluminium segments, predominantly in the first half of the year. Average revenue in the second half was 2% lower than in the first half leading to a 2% fall in turnover from £4,023m in the first half to £3,930m in the second half.

Excluding the turnover of the Group’s former subsidiary, Avesta Sheffield, of £80m in the comparative period, turnover in 2002 was a reduction of 6% from 2001. This was due to reduced sales volumes in the carbon steel segment, particularly through distribution and further processing, and lower aluminium segment turnover linked to a decrease in LME (London Metal Exchange) prices for aluminium and lower primary aluminium deliveries.

As shown in the table opposite, the Group operating loss for 2003 was £208m (2002: £446m; 2001: £385m). The loss in the first half amounted to £57m, increasing to £151m in the second half. However, exceptional items in the operating result amounted to a net charge of £21m in the first half and £121m in the second half. Excluding exceptional items the loss in the first half amounted to £36m, reducing to £30m in the second half in spite of that period being disproportionately affected by seasonal holiday plant shutdowns, a fire in a conveyor at

Scunthorpe works and other non-recurring items. The exceptional items in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect of the restructuring of UK assets referred to in ‘The business, its objectives and strategy’ on page 9, principally in connection with the restructuring of the Group’s Engineering Steels business. The charge also included accelerated depreciation of £37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses. No provision has been made for the closure of Teesside works.

The underlying operating loss (i.e. excluding exceptional items) in 2003 of £66m compared with an equivalent figure of £393m in 2002 (see below). The improvement was entirely attributable to the carbon steel segment reflecting the improvement in selling prices and volumes, a more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

The operating loss in 2001 was £385m and in 2002 was £446m. However, the underlying operating loss before exceptional items and stainless steel was £380m in 2001 and £393m in 2002. This underlying increase was largely attributable to the aluminium segment, where operating profit was reduced by £27m due primarily to the lower LME price for aluminium, and increases in energy and employment costs. However, on the same basis, the carbon steel segment improved by £14m as a reduction of 5% in turnover was offset by benefits of restructuring and ongoing efficiency programmes.

The loss in the first half of 2002 amounted to £207m, increasing to £239m in the second half. However, exceptional items in the operating result amounted to a net credit of £45m in the first half and a net charge of £98m in the second half. Excluding exceptional items the loss in the first half amounted to £252m, reducing to £141m in the second half, with a marked reduction in the loss arising in the carbon steel segment as European prices improved from their trough in the first quarter of 2002. The exceptional items in the first half mainly related to changes in cost estimates following the renegotiation and reappraisal of obligations for environmental and contractual liabilities for site closures, and for manpower productivity and restructuring programmes previously announced. In the second half the charge included accelerated depreciation of £89m to recognise an impairment to the value in use of fixed

Corus Report & Accounts 2003 11
Return to contents page

Review of the period

assets arising from the continuing losses and an impairment of goodwill of £20m in respect of the Group’s investment in Kienle & Spiess. Operating costs in 2003 were £8,161m (2002: £7,634m; 2001: £8,084m) and included a net charge of £142m in respect of items of an exceptional nature (2002: £53m; 2001: £8m), and non-recurring items discussed below. Excluding the exceptional items, which are explained above, operating costs increased by 6% overall with carbon steel segment costs 6% higher compared with a turnover increase of 12%, and aluminium segment costs 2% higher broadly in line with turnover.

In addition to the restructuring and impairment exceptional items, operating costs for 2003 included one-off items in respect of the cost of the Pechiney break fee (£14m) (see under ‘Acquisitions and disposals’ on pages 27 and 28); costs associated with the syndicated bank facility (£23m); the impact of a conveyor fire at Scunthorpe works (£20m in total, including revenue effect); and the final insurance settlement in respect of the Port Talbot blast furnace (credit of £23m). The net impact of non-recurring items on the operating result was a loss of £44m, of which £37m was in the second half.

The only significant one-off items in 2002 were transaction costs of £23m, principally in respect of the intended aluminium sale and the terminated merger with CSN. Excluding exceptional items, operating costs in 2002 reduced by 6% overall from 2001 with carbon steel segment costs 5% lower in line with turnover and aluminium segment costs 10% lower compared with a turnover fall of 12%. As indicated above, aluminium costs were affected by increased energy and employment costs, the former affected by environmental levies.

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

On 8 November 2001 an explosion occurred in no. 5 blast furnace at Port Talbot. The explosion caused three fatalities and a number of injuries, and made the furnace inoperable. Plans were announced on 16 January 2002 to rebuild it at an estimated cost of £75m. The rebuild and the consequential losses associated with the furnace being out of operation were the subject of an insurance claim. The operating costs for 2001 were not materially affected by the incident but, in 2002, significant additional costs were incurred, particularly in purchasing slab as a substitute for output lost from the furnace. These costs were in part offset by insurance settlements. The rebuilt furnace was relit on 2 January 2003 and formally opened by HRH The Prince of Wales on 3 February 2003.

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

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £9m in 2003 (2002: £21m; 2001: £12m). The reduction from 2002 was a result of the sale of the Corus share in AvestaPolarit, which was included in joint ventures and associated undertakings for six months in 2002 prior to the sale.

The net profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £45m in 2003 (2002: £115m; 2001: £19m). In 2003 the profit consisted primarily of the sale of

12 Corus Report & Accounts 2003
Return to contents page

Review of the period

surplus land and property, and of redundant equipment. In 2002 the sale of the Corus share in AvestaPolarit resulted in a loss on disposal of £48m, including a goodwill transfer from reserves of £33m. Corus also sold its 20% interest in the Aluminerie Alouette aluminium smelter resulting in a profit on disposal of £60m. There was a profit of £96m on the disposal of fixed assets, which included £65m in respect of the insurance settlement related to the rebuilding of the Port Talbot no. 5 blast furnace.

The Group’s net interest payable in 2003 of £98m (2002: £92m; 2001: £103m) reflected the average net debt for the period of £1,414m, with the net debt at 3 January 2004 being £1,013m (2002: £1,236m; 2001: £1,560m). The increase in interest payments from 2002 in spite of the reduced level of net debt reflected the higher interest rate payable under the new syndicated bank facility. The interest reduction in 2002 was due to a reduction in the amount of net debt following receipt of proceeds from the sales of AvestaPolarit and Aluminerie Alouette, as well as the debtor securitisation programme put in place. The Group’s net interest for the period comprised interest earned of £13m on average deposits and loans of £282m less interest incurred of £111m on average borrowings and leases of £1,696m.

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £255m (2002: £404m; 2001: £462m) and the loss per share was 9.25p (2002 restated: 14.23p; 2001 restated: 13.04p). The prior years’ loss per share has been restated following the placing and open offer.

Capital expenditure amounted to £163m in 2003 (2002: £188m; 2001: £166m). The reduction from 2002 reflected the fact that the Port Talbot no. 5 blast furnace rebuild was completed early in 2003 and further major schemes, including those related to the restructuring of the UK asset base, were not approved until the latter part of the year. The expenditure during the year was therefore restricted to essential replacements. The increase between 2001 and 2002 reflected the expenditure on the Port Talbot no. 5 blast furnace. The UK accounted for 40%, the Netherlands 32%, the rest of Europe 23%, North America 4% and the rest of the world 1% of capital expenditure in 2003. Capital expenditure is generally met by cash flow provided by operating activities, cash balances and borrowing facilities. The source of funds required for the restructuring of the Group’s UK asset base is discussed under ‘The business, its objectives and strategy’ on page 10.

Carbon steel
Turnover, deliveries and prices
Turnover for the period was £6,972m compared with £6,231m in 2002. The increase was due to an increase in both sales volumes and average revenue of carbon steel products by 7%, and an increase in distribution and further processing of 4%. Average revenue per tonne was £305 compared with £285 in 2002.

Turnover in the first half of £3,513m fell by 2% in the second half to £3,459m, reflecting a reduction in distribution and further processing of 4% and some slight easing of average revenue by 1% as price rises in the first half flattened out. Sales volume was unchanged between the first and second half in spite of the seasonal impact of holiday and maintenance shutdowns, and a fire in a conveyor at Scunthorpe works during the latter period.

The reduction in turnover between 2001 and 2002 from £6,534m to £6,231m was due to a decrease in sales volume and a fall in distribution and further processing of 2% and 15% respectively, partially offset by a modest increase in average revenue.

UK market
Estimated demand for the Group’s main carbon steel products at 10.7mt was unchanged in 2003, having fallen by 2% in 2002. Automotive output fell slightly in the year, but the construction industry recorded some

Corus Report & Accounts 2003 13
Return to contents page

Review of the period

gains. However, construction growth was concentrated in the government funded and infrastructure sectors, which are less steel intensive, with the more steel intensive factory and warehouse sectors declining. Demand from other sectors declined significantly as international tensions in the first half from SARS and the Iraq war undermined confidence and investment spending in particular. Manufacturing output remained depressed, although the weaker sterling exchange rate to the euro had, by the end of the year, begun to boost manufacturing industry confidence.

Corus deliveries to the UK market in 2003 totalled 6.1mt, of which 5.5mt were in the Group’s main carbon steel products. Deliveries in the first half were 3.1mt, reducing slightly to 3.0mt in the second half, largely due to seasonal factors. The total for 2003 compared with 5.9mt in 2002. The Group’s UK market share in 2003 rose slightly to 51% (2002: 50%; 2001: 50%), with an improving trend through the year largely due to improved delivery performance and a reduction in imports. Market share was 52% in the second half.

Other European markets
Steel consumption in the continental EU market remained weak as demand from steel using industries declined for the second year running. The decline was most notable in the domestic appliance industry, which is suffering from a lack of confidence among

European consumers. The mechanical engineering industry was also affected as the global fall in investment continued to squeeze spending on new equipment. However, an end to the stock reduction seen in earlier years meant that, despite the decline in consumption, deliveries to the market rose slightly.

There is some indication that this prolonged slump has reached its nadir. With support from the global recovery, business and consumer indicators turned positive in the last quarter of 2003 and order books for German manufacturing, a key sector in assessing European growth prospects, began to improve.

Against this generally weak demand background, Corus deliveries in and to mainland Europe amounted to 8.5mt in the period, representing an increase of 4% from 2002 and indicating an improvement in market share. Deliveries in the first half were 4.5mt, falling to 4.0mt in the second half.

Deliveries were 8.1mt in 2002; 2% up on 2001 levels in spite of the reduction in demand.

Other markets
Outside Europe, the steel market showed a mixed picture. Demand fell slightly in the US, largely as a result of stock movements, and edged up in Japan where exports of manufactured goods grew strongly. However the global picture was dominated by developments in China, where steel demand is estimated to have grown by over 20% in 2003, to reach 231mt. As a result largely of China’s performance, world steel demand increased by around 5% in 2003. Corus deliveries to markets outside Europe amounted to 3.2mt in the period, an increase from 2.6mt in 2002. The increase largely reflected the strong demand from China and other Asian export markets that more than offset the reduction in sales to the US resulting from weak demand and the Section 201 import restrictions, which remained in place through most of 2003. Deliveries in the first half were 1.3mt and increased to 1.9mt in the second half.

Deliveries were 2.6mt in 2002, 7% down on 2001, and included the impact of the introduction in March 2002 of Section 201 Safeguard measures in the USA.

Prices
Average revenue per tonne for the period amounted to £305 compared with £285 in 2002 following little change between 2002 and 2001 (£284). The increase in 2003 reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market prices. Average revenue in the first half of 2003 amounted to £306 per tonne reducing slightly to £303 per tonne in the second half, as price rises in the first half flattened out.

14 Corus Report & Accounts 2003
Return to contents page

Review of the period

Global steel selling prices have been extremely volatile for the last few years due to a variety of factors. Changes in industrial output and exchange rates coupled with a series of trade actions such as the Section 201 Safeguard measures have been destabilising factors. The steel market was over-supplied in 2001 with the result that prices fell to extremely low levels, reaching a trough in the first quarter of 2002. In the EU and North America these low prices led to some reduction in supply that, together with modest recovery in demand and in the US the impact of Section 201, restored some stability to the market. Through 2003, world average prices overall were little changed, but this apparent stability masked significant variations in regional prices. EU prices reached a modest peak in early to mid 2003 before falling back, while US prices gradually recovered from the trough seen at the start of the year. Pacific Rim prices were especially volatile, being influenced most strongly by over supply, market weakness, SARS and the Iraq war in the first half. Towards the end of 2003 prices began to recover as China’s effect on the world steel market became more pronounced. The rapid demand growth in China forced up freight rates and the price of key raw materials, and steel prices were pushed up as companies sought to protect profit margins. By the end of 2003 and into 2004, prices in all regions were increasing strongly in response to rising demand, production constraints and raw material costs.

The average spot sterling to euro exchange rate during the period was €1.45 (2002: €1.59; 2001: €1.61) and the average spot sterling to US dollar exchange rate was US$1.64 (2002: US$1.50; 2001: US$1.45). The year was characterised by the weakness of the US dollar as a result of escalating US trade and fiscal deficits that, together with low interest rates, sapped confidence in US securities.

Operating costs
Operating costs for the period were £7,205m, which was 8% higher than in the previous year including a high level of non-recurring costs in the period, and 6% higher before exceptional items. The increase in operating costs was less than the increase in turnover and in sales volume. This reflected the improvement in manufacturing performance due to the more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

As stated in the ‘Summary’ on page 12, following the explosion at Port Talbot, the rebuild and the consequential losses associated with the furnace being out of operation were the subject of an insurance claim. The operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying replacement slab, additional costs of processing bought in rather than manufactured slab, and additional costs of increasing throughput based on the remaining furnace at Port Talbot. In addition, the business suffered lost contribution during the period in which external slab supplies were being established, through delayed Russian supplies and from increased second choice material associated with purchased slab. These costs were largely covered by the insurance claim previously mentioned.

The principal raw materials in the carbon and engineering steelmaking process are iron ore and coal, purchased on international markets, and steel scrap. During 2003, approximately 25mt of iron ore and 11mt of coal were imported at or near Corus’ integrated steelworks. Iron ore is imported principally from Australia, South America, Canada and South Africa. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the USA. Corus UK’s external scrap requirement of some 1.3mt in 2003 was purchased in the UK, and some 0.6mt for its Dutch integrated plant, purchased predominantly from mainland Europe.

Corus Report & Accounts 2003 15
Return to contents page

Review of the period

The purchase price for these materials is subject to market forces largely beyond Corus’ control and is impacted by demand from other steel producers, supply capacity and freight costs, among others. Steel scrap prices are generally based on spot market prices.

Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials, the arrangements account for roughly 60% to 70% of Corus’ requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage. Recently, the growth of steel demand and production in China has continued to significantly increase raw material and freight prices for steel production globally. In 2003, crude steel demand in China grew by 21% or 46mt compared to 2002. Although part of this growth was fed by imports, Chinese crude steel production increased by 21% or 38mt. To support this production, iron ore imports increased by 33%.

A networked supplies organisation, embedded in the businesses of the Group, continues to deliver benefits through a single face approach to the various procurement markets. As part of the ‘Restoring Success’

initiative, the supplies organisation has worked with businesses to identify further savings opportunities and to benchmark best procurement practices in all areas of spend. A comprehensive plan to achieve identified benefits over the next three years is being implemented.

Dynamics of the business
In the period, European markets accounted for 83% of carbon steel products turnover of which the UK amounted to 33%. The principal factors influencing financial performance are therefore the economic climate in the UK and mainland Europe and exchange rate relativities, particularly sterling to the euro and the euro to the US dollar.

Steel is a capital intensive industry and changes in demand in one region often lead to a rapid change in geographical sales patterns as producers seek to maintain high capacity utilisation. As a result, changes in the global market for steel also influence the financial performance of Corus. These issues are considered below.

Economic climate
The world economy grew by a little over 2% in 2003, marginally up on 2002 performance. North East Asia, with growth of 6%, was the best performing region. In the first half of 2003 the US economy took the first steps towards a strong recovery, with growth by the third quarter reaching an annualised

8.2%, the highest level for twenty years. This was reinforced in the fourth quarter with growth of 4%. For the year as a whole, growth in the US averaged 3%. The outlook for manufacturing began to improve with the fall in the US dollar exchange rate giving significant competitive advantages, and investment spending beginning to pick up as business capitalised on the combination of strong growth and low interest rates. A concern facing the US economy is the failure of the recovery, so far, to boost employment.

Japan achieved year on year growth in the fourth quarter of 3.8%. The growth stemmed mainly from exports, which benefited greatly from the booming demand in China. However, the domestic economy remains subdued and many of the structural weaknesses that have held back growth in the past decade are yet to be rectified.

The Chinese economy continued its strong growth, growing by more than 9% in 2003. This performance was despite the presence of SARS and the geo-political uncertainty at the start of the year. Of some concern is the Chinese banking sector and its level of exposure to bad debt. A crisis in that sector could be seriously detrimental to the economy.

In the eurozone, growth slowed once more, falling back to 0.5% from just under 1% in 2002 and 1.5% in 2001.

16 Corus Report & Accounts 2003
Return to contents page

Review of the period

Weakness in domestic demand, both consumption and investment, more than offset an improvement in export markets. Domestic demand was not helped by the attempts of some governments to restrain expenditure in the light of possible breaches of the stability and growth pact.

The UK economy grew by 2%, a similar rate to that achieved in 2001 and 2002. The main driver of growth was both private and government consumption. With imports growing strongly to meet this demand, the trade deficit deteriorated significantly but, in spite of this, the trade weighted exchange rate, after falling through 2002 and into 2003, strengthened slightly through the rest of 2003.

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

In general, strengthening of sterling adversely affects Corus’ results in three ways. Firstly, it directly reduces export revenues from the UK. This exposure is substantially hedged by forward currency sales to the extent of the Group’s contractual commitments, but such a hedge is effective for only that defined time. Secondly, it improves the relative competitiveness of steel producers in countries with weaker currencies enabling them to discount prices in the UK market. It is not practicable for any significant period to hedge this competitive exposure. Thirdly, it exposes UK customers to similar pressures leading to a reduction in demand for steel in the UK.

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

It is estimated that global effective steelmaking capacity rose by 28mt or 3% in 2003 to 1,056mt. However, this overall figure masks significant regional differences. In China effective capacity increased by 34mt, while in the rest of the world capacity declined by 6mt. With steel production increasing by 61mt (and by 23mt outside China) the supply/demand position improved marginally. This change was supportive of price increases, especially towards the end of 2003. Corus estimates that there is still a surplus of around 100mt of effective capacity, of which around 18mt is in the EU. However, this surplus is the lowest seen since the late 1980s, indicating unusually tight market conditions that are likely to persist as long as Chinese demand continues to grow strongly.

In March 2002, President Bush took action to impose additional Section 201 Safeguard measures on US imports of a number of steel products. These measures, which mostly took the form of additional import tariffs of up to 30%, were due to remain in place until March 2005. At the same time, a process was implemented to enable suppliers and their US customers to obtain exclusions from the measures for material unable to be adequately sourced from domestic US sources.

While sales to the US of certain of Corus’ products, most notably flat rolled steel, were affected by the Section 201 measures, the exclusions secured covering around one third of Corus’ US sales originally subject to the measures, the sales of products outside the scope of the measures, and the sharp price rises that were experienced in some product areas, helped to mitigate temporarily the impact of the measures.

To ensure that the European steel market did not suffer from material displaced due to the US restrictions,

Corus Report & Accounts 2003 17
Return to contents page

Review of the period

a system of quotas and tariffs was introduced on EU imports of a limited number of steel products. This action ensured that the EU market remained open, but helped prevent any import surges. A number of other countries, including China, took similar action.

In November 2003, following a complaint by the European Commission and others, the WTO Appellate Body ruled the US Section 201 measures to be inconsistent with WTO rules. The EU had notified the WTO of its intention to take immediate retaliatory action unless the US complied with the WTO’s ruling and terminated the Section 201 measures.

On 4 December 2003, President Bush issued a statement ending the US Section 201 measures with effect from 5 December 2003. From that date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions. Immediately following the termination of the US measures, the European Commission withdrew its retaliatory action and also terminated its own import measures. China has now also terminated the measures it initiated in response to the US action.

Underlying such steel trade disputes has been the need to tackle the key issues of excess inefficient capacity and subsidies. An initiative launched through the Organisation for Economic Co-operation and Development to address such problems was a positive development, that received both industry and government support, but progress in such discussions has remained very disappointing.

Investment
Capital expenditure in 2003 amounted to £132m (2002: £158m). The focus of expenditure remained on essential replacements to maintain the activities of the business, and to meet safety, environmental and related obligations. The rebuild of no. 5 blast furnace at Port Talbot following the explosion that destroyed the furnace in November 2001 was completed in less than twelve months and the rebuilt furnace was lit on 2 January 2003. Smaller schemes to refurbish cranes and track in the slabyard at IJmuiden and to remotor stands on the cold mill link at Port Talbot were also completed during 2003.

Preparation for the reline of no. 7 blast furnace at IJmuiden commenced in

2002 and steady progress has been made. At this stage in the programme, preliminary projects are being undertaken prior to the main reline without disturbing daily operations. The blast furnace is expected to come out of production in the second quarter of 2005 to allow the reline to be completed.

In the last quarter of 2003 a number of major capital expenditure projects were approved, largely related to the announced UK restructuring programme. The heavy end development plan at Port Talbot will see the installation of equipment in the blast furnace, steel plant and continuous casting areas, aimed at raising slab production capability at the site by 0.95mt to 4.7mt per annum. The investment will allow use of the latent ironmaking capacity of the new no. 5 blast furnace and its conversion to slab at a competitive cost. The project is planned for completion at the end of the first quarter of 2005, with output

Major capital projects (carbon steel)
Completed in the period	Capital cost £m	Completion date
Port Talbot – rebuild no. 5 blast furnace	65	Jan 03
IJmuiden – refurbish slabyard cranes and track	6	Mar 03
Port Talbot – cold mill link remotoring stands	6	Aug 03

In progress at end December 2003	Capital cost £m	Completion date
Port Talbot – heavy end development (UK restructuring)	79	Mar 05
Rotherham – UK restructuring plan	68	Sep 05
IJmuiden – reline of no. 7 blast furnace	55	Dec 05
Port Talbot – refurbishment Morfa coke ovens and related plant	18	Feb 05
Scunthorpe – installation of a third ladle furnace	10	Apr 05

18 Corus Report & Accounts 2003
Return to contents page

Review of the period

increasing throughout the year to reach capacity by the end of 2005.

The restructuring plan for Engineering Steels is focused at Rotherham and will address the current structural issues of duplicated facilities and inefficient process technology. The Rotherham site will be developed to provide direct cast feedstock into a combination bar mill, rolling both straight bar and coiled bar. The site development will include additional secondary steelmaking facilities, ingot casting facilities and enhancements to the existing primary mill. These developments, along with the retention of current bloom casting capability, will give the site a full range of cost competitive steelmaking, casting, and rolling technologies, as well as a number of product quality improvements. Specialist finishing facilities will remain at the Stocksbridge site. In addition, all bright conversion of straight bar will be concentrated on the Rotherham site, leading to the closure of the Tipton site in the Midlands.

The refurbishment of the Morfa coke oven batteries at Port Talbot will allow the site to return to a coke making capacity of 0.9mt per annum. The project will extend the operational life of the coke ovens by 15 years, which will reduce the long term risk associated with the reliance on purchased coke supply.

The installation of a third ladle furnace at Scunthorpe is designed to meet the projected future requirements from Corus businesses for high quality semi-finished products, and to enable liquid steel to be scheduled more efficiently through the complex steelmaking and casting production process. The increase in ladle furnace treatment capacity, from 2.6mt per annum to 3.9mt per annum, is a prerequisite for UK restructuring that will involve Scunthorpe dealing with a more complex order mix.

Aluminium
Turnover, deliveries and prices
Turnover for the period was £981m compared with £957m in 2002, an increase of 3%, which was linked to a weakening of sterling against the euro, increasing the sterling value of turnover of aluminium businesses located in the eurozone. The currency translation effect was partially offset by lower aluminium trading activities and lower LME prices for aluminium, which are discussed below.

Total deliveries stayed at the same level of 0.56mt in 2003 as in 2002. However, aluminium trading activities reduced during the year and, in spite of a continuing weak global environment, deliveries excluding trading activities increased by 5%. Deliveries of rolled products to the aircraft and automotive industries particularly improved, by 10% and 23% respectively, and sales of heat exchanger material increased by 3% following an increase of 11% in 2002.

Extruded products also increased in volume, notably within hard alloys, in spite of difficult market conditions in its main German market, as did external deliveries of primary aluminium.

There was a decrease in turnover of 8% between the first and second half of 2003, mainly reflecting the seasonal effect of customer shutdowns in the summer and over Christmas.

Turnover in 2002 was 12% lower than in 2001 largely due to a decrease in LME prices and lower aluminium trading activity by Corus.

European markets
Demand for rolled and extruded products in Europe recovered in early 2003, but then remained flat through the remainder of the year. Overall demand increased by about 2% on 2002. Demand for rolled products developed slightly more strongly than demand for extrusions. The rolled products market continued to benefit from increasing penetration into the automotive industry, while growth in extrusions was held back by the continuing slump in the European construction market.

Deliveries to European markets amounted to 0.43mt in the period compared with 0.44mt in 2002, which was mainly a result of lower trading activities.

Corus Report & Accounts 2003 19
Return to contents page

Review of the period

Deliveries in 2002 were 14% lower than 2001 levels, also mainly due to lower trading activities.

Other markets
In the US, demand for aluminium rolled and extruded products rose moderately by around 2% in 2003. Although the economy performed strongly overall, industrial growth was virtually absent. This was reflected in a stagnant market for rolled products. However, on the back of a stronger construction market, extrusions demand grew. Markets in Eastern Europe and the Far East continued their strong growth.

Deliveries to markets outside Europe amounted to 0.13mt in the period compared with 0.12mt in 2002.

2002 deliveries compared with 0.11mt in 2001 as demand for aluminium rolled products and extruded products recovered from depressed levels.

Prices
Average revenue per tonne amounted to £1,766 compared with £1,708 for 2002, an increase of 3% as a result of a lower level of trading activities and a weaker sterling exchange rate against the euro. Excluding trading activities, the average revenue per tonne amounted to £1,803, representing an increase of 1% in spite of a lower LME price for aluminium by £47 per tonne. This was achieved by a change of mix, with more higher added value products such as aircraft and automotive products.

Between the first and second half of 2003, prices decreased from £1,801 to £1,731 per tonne, as a result of a decrease in the LME price, a stronger Canadian dollar against sterling (affecting the Group’s Canadian operation) and higher sales of primary aluminium. The comparative figure for 2001 was £1,747.

Pricing of aluminium products is heavily influenced by the price of metal traded on the LME in US dollars, and the euro/US dollar exchange rate. In the period the underlying LME aluminium price for Corus averaged $1,388/tonne, which compared with $1,360/tonne in 2002 and $1,500/tonne in 2001. On the same basis, the first half averaged $1,376/tonne with the second half at $1,400/tonne. However, the moderate increase of the US dollar metal price was offset by the weakening of the US dollar against other currencies. Combining the metal price and exchange rate movements gave a further fall of 5% between 2002 and 2003 in the underlying sterling price of aluminium, after a fall of 13% between 2001 and 2002.

Rolled and extruded product prices in Europe dropped, following the metal price decrease in euros. For rolled products the margin over metal was maintained, but for extrusions there was a margin squeeze. In the US, prices for rolled and extruded products were relatively stable and were able to follow the dollar metal price increase at the end of the year.

The upturn of the aluminium price in 2003 in US dollar terms reflected the improved supply and demand situation, and the better prospects for 2004.

Operating costs
Operating costs were £956m compared with £936m in 2002, an increase of 2%. The higher operating costs also mainly reflected the weakening of sterling against the euro, with a resultant rise in the sterling value of operating costs of eurozone based production facilities. Excluding the exchange rate effect, the operating costs decreased due to the lower LME price of aluminium in euros and the contribution of cost reduction programmes, partly offset by higher energy costs. Between the first and second half of 2003, costs decreased by 7% due to reduced production and sales, and the lower LME price for aluminium in euros.

Operating costs for 2002 were 9% lower than 2001 reflecting the lower metal price and lower trading activity, which was partly offset by an increase in employment costs, including the effect of manning up a new continuous annealing line at Duffel.

The raw material requirements for the aluminium businesses are obtained in part by importing alumina for the production of primary aluminium and

20 Corus Report & Accounts 2003
Return to contents page

Review of the period

in part by buying slabs, billets and aluminium scrap. These materials are purchased by Corus from third party suppliers under competitively priced supply contracts or bidding arrangements.

Dynamics of the business
In the period, European markets accounted for 75% of aluminium segment turnover. Corus manufactures predominantly in Europe, which is also the main market for most of its aluminium products. High added value products such as aircraft plate, brazing sheet and speciality extrusions are also sold worldwide. The principal factors influencing financial performance are demand levels for rolled and extruded products, the LME price of metal for primary operations, sterling/US dollar exchange rate and the operational performance of plants.

Demand
Demand for primary aluminium in the western world rose by almost 7% in 2003, after having grown by around 3% in 2002. Supply increased at a slower pace, limiting the market surplus. Production at western smelters rose by almost 3.5%, while net imports by the former eastern bloc and China are estimated to have increased substantially. Although demand improved, stocks also increased to some extent, indicating that market conditions remained relatively weak. Nevertheless, the average 3-months forward rate quotation on the LME for aluminium rose from $1,365 to $1,428 per tonne. Towards the end of the year, prices rose to above $1,600 per tonne on the back of the weakening dollar and driven by global demand for commodities. However, measured in euros, the aluminium metal price actually decreased substantially, and in sterling moderately, as a result of exchange rate movements.

LME price
Aluminium ingots for further processing are widely traded on the LME, providing fully transparent pricing for worldwide trading. Aluminium is traded on the LME in US dollars, with prices normally quoted for delivery three months ahead. As LME pricing increases then profitability of the business tends to increase.

The revenue of the primary smelters is directly linked to the LME, but their input costs are only partly related. These units therefore experience a change in profitability in direct relationship to the movement in the LME. In contrast, the rolled and extruded products businesses experience swings in their material costs in line with the LME movement. However, this is largely passed through into revenue by operation of the commercial customer terms unless the metal price is fixed by hedges for long term contracts.

Exchange rates
Aluminium is traded worldwide in US

dollars. Weakness of the US dollar against the euro leads to lower selling prices for the business, and margin reductions in the primary end where costs of production are only partly influenced by the currency movement.

Operational performance
Continuous improvement programmes across the aluminium segment resulted in productivity improvements, cost reductions and improved safety performance. The latest phase of modernisation of the hot mill at Duffel was successfully completed in the year, and gave rise to improvements in reliability and metal recoveries. However, during the period when the mill was inoperative to complete the work, output was adversely affected. At the Cap-de-la-Madeleine rolling mill a significant improvement in productivity was achieved as a result of investments and operational improvement measures in recent years.

Investment
Capital expenditure in 2003 amounted to £31m (2002: £30m). As in the carbon steel segment, expenditure in the aluminium segment has been focused on essential replacements to maintain the business, and to meet safety and environmental obligations.

The scheme for modernisation of drive regulation on the hot mill at Duffel was completed to plan in June 2003. However, completion of two other projects, expenditure on the

Corus Report & Accounts 2003 21
Return to contents page

Review of the period
Major capital projects (aluminium)
	Capital	Completion
Completed in the period	cost £m	date
Duffel – modernisation of drive regulation at hot mill	4	Jun 03

	Capital	Completion
In progress at end December 2003	cost £m	date
Koblenz – aircraft capacity and capability	29	Jul 05
Duffel – revamp of cast house	4	Dec 04
Delfzijl – two additional rectifiers	3	Mar 04

cast house at Duffel and two new rectifiers for the smelter at Delfzijl, has been delayed into 2004. The delays resulted in part from reviews of the developments arising out of the negotiations for the proposed sale of the Group’s aluminium activities, but will have no effect on the current operations.

The principal project approved in 2003 was the ‘AirCap’ project at Koblenz at a cost of £29m. The purpose of the project is to increase aircraft plate and sheet capacities and capabilities, in order to meet the requirements of the market. With this investment, existing bottlenecks for the production of aircraft products will be eliminated and capacity will be increased by approximately 25%. The project will be completed in various stages through to mid 2005.

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

People
Most regrettably, three Corus employees and four contractors were fatally injured during the year on Corus sites. All serious incidents are cause for the greatest concern and are thoroughly investigated and result in recommendations being made to prevent a recurrence.

The Executive committee continues to lead the Group’s initiatives to improve safety performance and, during 2003, there was a reduction of 28% in serious accidents as measured by lost time injury frequency rate compared with 2002. This has continued the rate of improvement over recent years, with the lost time injury rate for 2003 being just under half the level of 2000.

During 2003, Corus was prosecuted on four separate counts for incidents at four UK sites. Corus was fined £10,000 in February 2003 for a breach of the Health and Safety at Work Act following a fatal accident at Stockton in October 2000; £100,000 in May 2003 following an accident at Port Talbot in February 2002; £15,000 in October 2003 following an accident at Teesside in January 2002; and £150,000 in November 2003 following a fatal accident at Scunthorpe in September 2000.

At the end of December 2002 the number of employees in the Group was 50,900. This reduced to 49,400 at the end of December 2003. The net reduction of 1,500 reflected the continuation of the Group’s restructuring programme and productivity improvements. In the review period, UK manning levels declined from 25,400 to 24,600, in the Netherlands from 11,800 to 11,400, and in Germany from 6,300 to 6,000. The other principal countries in which Corus has employees are France 1,700, Belgium 1,600, the USA 1,100 and Canada 1,100.

The average number of employees in the Group for the period was 50,300 including 25,100 in the UK, 11,600 in the Netherlands and 6,200 in Germany. This compared with 51,600 overall in 2002 and 55,600 in 2001.

22 Corus Report & Accounts 2003
Return to contents page

Review of the period

Corus has well-developed procedures in all parts of the Group for consulting and negotiating with the trade unions and employee representatives. In addition to the two European Works Council meetings scheduled in 2003, a small group comprising key union leaders and employee representatives met with management on a regular basis to provide the opportunity for international exchange of information and consultation. Further consultation takes place at division, business, site and local level where appropriate.

Notwithstanding the ongoing restructuring programme in the UK and some differences of opinion with the Dutch and German works council bodies, general relationships with the trade unions and works councils internationally remain good. This is evidenced by the fact that full consultation has taken place with the parties involved regarding the restructuring programmes and the major closures. There has been no industrial action or reduction in performance levels leading up to closures. In fact, there have been no significant industrial relations problems since the 1980 UK national steel strike. Negotiations on pay and conditions matters are generally held in a constructive atmosphere.

The British Steel Pension Scheme (‘BSPS’) is the principal pension scheme of the Group in the UK. It is a defined benefit scheme and members contribute at the rate of

5% of pensionable earnings. Between 1 October 1999 and 31 March 2003, the Company contributed at the rate of 2% of pensionable earnings to the Main Section of the scheme, supported by a past service actuarial surplus, and 11.6% to the Acquisition Section. With effect from 1 April 2003, following the triennial actuarial valuation as at 31 March 2002, the Company contributions became 0% in the Main Section and 12.3% in the Acquisition Section, subject to review at future actuarial valuations. The next formal valuation of the scheme is scheduled to be undertaken as at 31 March 2005. The main features of the 2002 valuation of the scheme and information about other UK pension schemes operated within the Group are provided in Note 32 to the Accounts.

As part of a long term pensions review of other UK pension schemes within the Group, active members of the Corus Engineering Steels Pension Scheme and the Firsteel Group Pension Scheme were invited to join the Acquisition Section of the BSPS for future service with effect from 1 April 2003. Past service benefits for all members were retained in their existing schemes to be paid and funded under those arrangements.

Following the sale of Corus’ interest in AvestaPolarit Oyj Abp in 2002, UK employees of AvestaPolarit Limited were no longer eligible to remain members of the BSPS and with effect from 31 August

2003 ceased to accrue benefits under that scheme. A replacement scheme, the AvestaPolarit Pension Scheme, was set up and employees were given the opportunity of joining that scheme from 1 September 2003 and transferring their past service benefits from the BSPS.

The Stichting Pensioenfonds Hoogovens (‘SPH’) scheme is the principal pension scheme of the Group in the Netherlands. It is a defined benefit scheme and contributions in 2003, which can vary according to the funding ratio of the scheme, stood at 7% from the Company and 4% from members relative to gross earnings. Further information about the SPH scheme is provided in Note 32 to the Accounts.

In a difficult year, the level of investment in education and training remained the same as for the previous year at around £50m, while progress with certain initiatives continued. In particular, a revised standard approach to assisting business units in assessing their investment in training performance was successfully tested at several locations in the Netherlands and the UK.

Environment and the community
Corus places great emphasis on contributing to a sustainable society and aims to carry out its business in a responsible manner. Corus believes that good environmental performance

Corus Report & Accounts 2003 23
Return to contents page

Review of the period

is critical to the success of its business and its aim, therefore, through the ‘Restoring Success’ initiatives, is to improve performance continuously.

Increasingly, attention is being focused on developing products that either have a better environmental profile (for example stronger, lighter steels for transport operations that consume less energy in use), or that have inherent environmental advantages (for example reusability in construction and recyclable packaging). Within the Group’s production processes, emissions to air and discharges to water have been reduced, and the amount of waste produced has also reduced further. Around 80% of manufacturing operations are now certified to the independently verified international standard, ISO 14001.

Corus recognises that climate change is a significant global issue and that it can contribute to reducing the problem of greenhouse gases. Corus will be participating in the EU Emissions Trading Scheme (ETS) that is due to start in 2005. The EU ETS is a ‘cap and trade’ system, which means there is an absolute cap placed on site emissions of CO2, and the difference can be bought or sold in the emissions trading market. At the end of each year, sites will have to surrender allowances equal to their emission of CO2. Failure of sites to surrender sufficient allowances will result in a fine of €40 per tonne of CO2 for 2005 to 2007 and €100 per tonne of CO2 thereafter. Corus as a major producer of iron and steel is consulting with the UK and Netherlands governments to ensure that the steel industry is not financially disadvantaged by the trading scheme.

As a result of the implementation of the EU Landfill Directive, Corus has to provide some form of surety for the future closure of operational landfill sites. All of these sites are in the UK and require to be re-permitted in a phased manner from 2004 to 2007. Corus is in discussion with the UK Environment Agency on the appropriate form of such financial surety.

Minimising and managing risks are important components of the Corus management systems. Potential risks are identified through techniques such as environmental audits, ‘near miss’ reporting and formal risk assessments. In 2003 Corus had no environmental prosecutions.

Corus also recognises that it has an important role to play in the communities in which it operates. For example in the Netherlands, by restructuring its IJmuiden operation, Corus has been able to devote a 100 hectare area adjacent to the main Corus site to the renewal of regional economic development at the IJmond Business Park. In the UK, the Company has continued to finance local community projects, contributing towards a number of initiatives; for example, more than £90,000 has been donated by Corus to schools in North Lincolnshire and Teesside to improve disabled access and to fund nature gardens, ponds and other eco-projects. In the twelve months to October 2003, Corus made gross contributions to environmental bodies under the landfill tax credit scheme of over £150,000.

Corus will publish its first combined Health, Safety and Environment Report in April 2004 detailing the performance and progress made in 2003 and this will be available by viewing the Group’s website on www.corusgroup.com

Technology
Corus continues to enhance the competitive position of its businesses by executing projects that allow them to supply value-added products and services to customers and to apply cost effective process technology. While continuing the development of new and improved products, a renewed emphasis is being placed on process development for steel as part of the ‘Restoring Success’ initiative. Net expenditure on research and development in 2003 amounted to £62m (2002: £65m).

Corus has a policy of collaborative product development with key customers in its principal markets. For more fundamental research, Corus is strengthening its

24 Corus Report & Accounts 2003
Return to contents page

Review of the period

collaboration with leading research institutes in the metals world such as the Institute for Microstructural and Mechanical Process Engineering of the University of Sheffield, the Netherlands Institute for Metals Research and the Centre de Recherches Métallurgiques in Belgium. By sponsoring traineeships and student placements in its laboratories, Corus also strives to stimulate student interest in the metals industry.

A ‘Steel Technology Platform’ was created in 2003, consisting of representatives from major European steel companies, the European Commission and other stakeholders. The aim of the Platform is to establish long-term targets for the technological development of the steel industry in Europe and to co-ordinate activities to achieve those targets.

Corus continues to seek ways to raise the efficiency and effectiveness of its research and development activities, whilst maintaining high standards. In this context, and following the closure of the Welsh Technology Centre at the end of 2002, the plans to build a new technology centre have been deferred for further consideration.

In its product and process development, Corus strives to meet or anticipate the needs of its customers, as well as to contribute to a sustainable society. Some examples are discussed below.

As part of ongoing efforts to reduce emissions from road vehicles, Corus has developed NeotecTM, a lead-free metallic coated steel designed to help vehicle manufacturers develop emission-free fuel tanks. The Neotec steel fuel tank offers a cost-effective alternative to plastic fuel tanks to help meet targets set in the European End-of-Life Vehicle Directive and reduce recycling costs.

Major innovations for the automotive sector have also been realised in the aluminium area. In March 2003, Corus celebrated the official opening of its new continuous annealing and pre-treatment line at its aluminium rolling plant in Duffel, Belgium. The line was built to produce high quality aluminium coil for the motor industry and is the result of a ten-year research and development programme. To achieve weight reduction targets in order to meet increasing requirements regarding fuel consumption and reduction of emissions while maintaining a high level of passenger security and comfort, various carmakers have introduced car models with aluminium bodies. Corus is also supplying the world’s first production-ready aluminium tailor-welded blank (TWB) for use on a new sports car model. Similarly to steel tailor-welded blanks, the new aluminium TWB joins, by laser welding, two or more sheets of different grades and thicknesses that have been selected to provide the optimum strength while using the least amount of material possible.

These unique TWBs are again the result of years of collaborative research and development.

For the construction sector, Corus has launched Surefast, a new system for constructing explosion-resistant buildings in a fraction of the time needed using traditional building techniques. The system has been developed in response to growing terrorism and security concerns. Surefast uses Bi-Steel, an extremely strong steel and concrete composite panel technology proprietary to Corus.

Corus is also involved in research to improve the design of steel structures and their behaviour in case of, for example, fire or earthquake. Numerical simulations are being used to assess the behaviour of structures under load both under normal conditions and at elevated temperatures such as occur in the case of fire. This work is being carried out in collaboration with other centres of expertise in Europe.

Corus has set up a Modular Residential Development team for the development of modular houses that can be erected within a very short time compared to standard building methods, making use of factory-made standard modules. This is particularly directed at regions where demand for affordable housing is strong.

In the process area, the rebuilding of no.5 blast furnace at Port Talbot within a year was a remarkable

Corus Report & Accounts 2003 25
Return to contents page

Review of the period

technological achievement. The new blast furnace is equipped with modern process control technology and, complying with Corus’ commitment to improving the environmental impact of its processes, modern emission arresting equipment. The gases inherently generated by the blast furnace operation are captured and converted into electricity that is used elsewhere in the plant. The facility complies with all existing and anticipated legislative requirements.

Although an additional boost is expected from the projects started as part of the ‘Restoring Success’ initiative, continuous improvement of production processes has been a focus in several Corus plants for many years. In the rolling mills and downstream processing lines, in particular, the use of newly developed mill set-up models, in combination with sophisticated measuring and control techniques (both made possible by the steady advances in computer technology) has resulted in substantial improvements in product quality and consistency. This in turn minimises variations in product properties, so reducing product reject rates.

For example, wide and thin material that is moving under tension, as is the case in continuous annealing lines, is prone to deformation. This can be prevented by reducing the line speed but this also reduces line throughput. By applying a newly developed model that simulates deformation, a sensitivity index can be calculated and displayed to operators, allowing them to adjust the line speed and tension such as to minimise deformation without sacrificing throughput. A similar example concerns the development of a vibration monitoring system aimed at preventing resonance effects in cold mills.

In 2003, process improvement groups were created for the different stages of the production process aimed at facilitating the transfer of practices and process improvement, such as the examples quoted above, between Corus plants.

The strategy for information technology (IT) remains one of investing in projects that provide significant benefits to customers, suppliers and employees. To this end, a detailed review was completed during 2003 across IT operations in all businesses and functions, and a resulting work plan has been prepared to improve the effectiveness of IT while significantly reducing the associated costs. Reviews have been completed in eight distinct areas of operation by internal analysis and external benchmarking, and significant improvements have been identified based on simplified processes, agreed standards, improved governance, shared services and a focused IT strategy.

Business risk management
The risk management review process has evolved in the Group over the years and has been adapted to ensure compliance with the corporate governance requirements set out in the ‘Internal Control Guidance for Directors on the Combined Code’ as issued by the ICAEW. Based on this approach, a full assessment of business risk, its potential impact, and the adequacy of prevention, monitoring and modification practices adopted to manage the risk is undertaken annually, with periodic updates as deta iled below. This is normally conducted at the end of the third quarter in each year and is reported to the Executive committee, Audit committee and Board. The Executive committee, business unit managing directors and functional heads undertake the assessment of the principal risk areas and related risk management practices for the Group. Executive committee members are responsible for assessing strategic risk and business unit managing directors are responsible for assessing operational risk, and for ongoing monitoring and adequacy of related control procedures. Functional heads advise on specific functional issues.

Monthly reports are made to the Executive committee dealing with significant changes in risk and controls in the period. Regular detailed reports are also made to the Executive committee on a quarterly basis concerning risk, and associated control and

26 Corus Report & Accounts 2003
Return to contents page

Review of the period

monitoring procedures. The results of these reports are reported to the Audit committee and the Board.

In parallel with the risk management review process, a business continuity programme is running, with a growing number of business units and functions having fully written up continuity plans in place. The ongoing programme is strongly linked to the risk management, insurance and audit programmes and focuses on the propagation of best practice across the Group.

Corus also has a well established and well resourced internal audit function, which provides assurance to the Board, the Audit committee and the Executive committee that business risks and mitigating controls are being addressed in an effective manner. Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. To this end Corus maintains insurance cover, which it feels is appropriate for its business, through a combination of self-funding and policies purchased from external insurers. Corus arranges some of its insurance through Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV (HVM), two wholly owned subsidiaries. Crucible and HVM reinsure catastrophe risks with the external insurance market. Corus’ external insurance policies cover its statutory insurance requirements and certain contractual obligations, as well as catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. External insurance is also used to insure non-catastrophe risks where it is cost-effective, and when claims handling and other specialist services are required.

Insurance policies are arranged on a group basis for the following key classes of insurance:

  Material damage and consequential loss;

  Public and products liability;

  Professional indemnity;

  Aviation products liability;

  Marine cargo; and

  Directors’ and officers’ liability.

Other country specific cover, for instance for the United States, is arranged as discrete policies at the regional level.

The net book value of investments held by Crucible and HVM at the end of December 2003 was £48m (2002: £48m; 2001: £42m).

Economic and monetary union (EMU) and the euro
On 1 January 1999 the rates of conversion between the euro and the currencies of participating countries in EMU were irrevocably fixed, and the euro became a currency in its own right. The national currencies within the eurozone were no longer economically independent but became denominations of the euro with fixed rates of exchange. In all cases, Corus businesses located in the eurozone complied with legislation to replace national currencies with the euro by 1 January 2002. The actual changeover to the euro occurred on 1 January 2002 without any material problems arising within the Group.

Businesses located in the UK and in other European countries outside the eurozone are currently capable of undertaking transactions in the euro, like any other foreign currency. As regards businesses located in the UK, until the position of UK entry to the eurozone becomes clearer, the Company will refrain from undertaking the investment in computer systems necessary to convert base currency to the euro.

Acquisitions and disposals
On 17 April 2003 Corus announced that Corus Aluminium Service Centers Inc. in the USA had been sold to Clayton Metals Inc. for a price of US$8m (approximately £5m).

Corus Report & Accounts 2003 27
Return to contents page

Review of the period

On 19 June 2003 Corus announced that it had completed the purchase of Sollac Méditerranée’s (Sollac) 50% share in Lusosider Projectos Siderúgicos S.A. (Lusosider) for € 11m (approximately £8m) in cash. Lusosider was a Portuguese 50/50 joint venture between Corus and Sollac, a subsidiary of Arcelor S.A. (Arcelor), producing hot dipped galvanised steel sheet and electrolytic tinplate. Simultaneously, Corus sold this 50% share to Banco Espírito Santo de Investimento, S.A. (Espírito Santo Investment) of Portugal for the same consideration. Espírito Santo Investment subsequently completed the sale of this 50% share to Companhia Siderúrgica Nacional of Brazil. Corus has retained its original 50% holding. The completion of the purchase from Sollac followed confirmation by the European Commission that this met Arcelor’s undertaking to divest its stake in Lusosider.

On 13 October 2003 Corus announced that it had completed the purchase of Arcelor’s two-thirds share in Segal SCRL (Segal), a Belgian joint venture (where Corus had previously held only one-third), for €33m (approximately £23m) in cash. Simultaneously, Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund, for €25m (approximately £18m) in cash. Segal is a galvanising operation. The completion of the purchase from Arcelor followed confirmation by the

European Commission that this met Arcelor’s undertaking to divest its stake in Segal.

Following the strategic decision to focus on core activities, Corus is rationalising its operations in North America. Corus decided to sell its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business, Corus Metal Profiles. These comprise the activities of the business unit, Corus Metal Services North America, which employs approximately 340 people and operates from 17 locations in Canada and the USA. The businesses concerned lack the critical mass required to qualify as a core business for Corus. The sale of Corus Metal Profiles was completed on 9 January 2004. An agreement for the sale of Corus Coil Products and Corus Metals has been signed and completion will take place when certain conditions are satisfied.

In parallel, Corus is evaluating options for the sale of Corus Tuscaloosa, a mini mill producer of a wide range of plate products. The manufacture of plate at Corus Tuscaloosa is not considered a long term strategic activity, since the Company focus is on core activities that hold a strong position in their local markets. The assets and customer relationships of Tuscaloosa will be attractive to a potential buyer who can take advantage of the improving US market, and the future of the business is best placed with an owner who will strategically develop the business as a core activity.

On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney S.A. for €861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. On 11 March 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure was available to resolve the issue in time for the sale to proceed, Corus accepted the Court’s decision as final. Pechiney was informed that Corus would not now proceed with the sale and, as a result, a break fee of €20m was paid to Pechiney in 2003.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties.

28 Corus Report & Accounts 2003
Return to contents page

Review of the period

Accounting policies
Details of the main accounting policies used by the Group appear on pages 67 to 69. The financial statements to 3 January 2004 have been prepared in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items. See Note 37 ‘Supplementary information for North American investors’.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions created for redundancy, rationalisation and other related costs (as discussed in the ‘Summary’ on pages 11 and 12. Each of these areas is discussed below.

A significant part of the capital employed by the Group is invested in tangible fixed assets and an estimate must be made of the effective life applied to each category of assets. The estimates made are based on a number of factors including the accumulated experience of effective asset lives from historic business operations. This in turn determines the annual depreciation charge, which has an impact on earnings. Also, where appropriate, the carrying values of fixed assets are reviewed for impairment by reference to their value in use. This value is determined based on discounting future cash flows using a pre-tax discount rate of 9.5%.

During the normal course of trading, judgement must be used to establish the net realisable value of various elements of working capital. In particular provisions are created for obsolete or slow moving stock, and bad or doubtful debtors. These provisions are created at levels appropriate to the individual circumstances of each business within the Group.

Deferred tax assets amounting to £143m have been recognised in the balance sheet at 3 January 2004. The deferred tax assets in respect of tax losses are regarded as recoverable against future forecast taxable profits within a time horizon that the Directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total losses with a value of £1,749m, of which £1,197m are UK losses.

Results of the Group include costs relating to the provision of retirement benefits for employees. The cost of these benefits and the present value of any pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that the pension fund assets will generate in the time before they are used to fund the pension payments, and the rate at which the future pension payments are discounted. Corus uses estimates based on previous experience and third party actuarial advice in determining these future cash flows and the discount rate. Details of the assumptions used for the Group’s main defined benefit schemes are given in Note 32.

The requirement for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis. Amounts recognised as a provision are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

Each of these areas of judgement includes a number of elements and assumptions. These can vary between different countries in which the Group operates and there is a large degree of interdependency between them. As a result it would be impractical and potentially

Corus Report & Accounts 2003 29
Return to contents page

Review of the period
Securitised trade debtors	£m
Securitised gross trade debtors	338
Less non-returnable proceeds	(215)
Net securitised trade debtors	123
Other trade debtors	847
Total trade debtors	970

misleading to give any approximate impact on annual Group operating results of a change in any individual assumption.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However one standard, FRS 17 ‘Retirement Benefits’, was issued during November 2000 but the full requirements do not need to be met until accounting periods beginning on or after 1 January 2005 (delayed from 22 June 2003 under the original ASB proposals). The full requirements of the standard have not yet been adopted by Corus but the required transitional disclosures have been made since 2001. FRS 17 requires any surplus or deficit on the Group’s pension schemes to be recognised in the balance sheet. The two principal pension schemes Corus operates remain in surplus, which will result in a net asset being recognised. At 3 January 2004, Corus estimates this net asset to be £86m after taking account of an estimated deferred tax liability of £32m. It should be noted that each scheme’s ongoing funding arrangements are not affected by the

FRS 17 disclosure requirements or other accounting standards.

On 18 April 2002, Corus launched a securitisation programme in the UK under which it may from time to time offer to assign all of its rights, title and interest in certain eligible trade receivables to a third party financing vehicle, which funds the cash purchase price of any original receivables ultimately in the US commercial paper markets. That purchase price takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period. Under FRS 5 ‘Reporting the Substance of Transactions’ the proceeds from the securitisation have been offset against the securitised trade receivables in a linked presentation. Thus, included within debtors due within one year are the amounts stated above.

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

International accounting policies
On 29 September 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU). The regulation will directly concern around 7,000 listed EU companies and is aimed at enhancing transparency in annual accounts, and therefore increasing competition and the free movement of capital within the EU. Along with many UK registered companies, for Corus the regulation will require the use of International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) in preparing its consolidated accounts from 1 January 2005 onwards.

The first annual report and accounts that Corus publishes under the international accounting principles will be for the 12-month period ended December 2005. However, at that time, comparative periods will be restated to show the adjustments resulting from the change from UK accounting practice, which the Group currently uses, to the application of

30 Corus Report & Accounts 2003
Return to contents page

Review of the period

IASs and IFRSs. Details of all adjustments that have been necessary to shareholders’ equity and results for the restated periods will be provided at the appropriate time. However, the ongoing project by Corus to prepare for this change has identified that significant differences will arise in the treatment of pension costs, derivative financial instruments and deferred taxes. There will also be differences in the presentation of both the primary statements and notes to the annual report and accounts.

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

Corus Report & Accounts 2003 31
Return to contents page

Financial review

Loss for the financial period ended 3 January 2004, total recognised gains and losses and shareholders’ perspective
The loss for the period after interest, tax and minority interests was £305m representing a loss per share of 9.25p. Translation gains of £89m arose on foreign currency net investments, mainly from the Group’s investment in Corus Nederland BV, so that total recognised losses in the period amounted to £216m. No dividend was paid during the year and the Board has not recommended the payment of any final dividend.

Shareholders’ funds increased by £75m to £2,797m, representing 63p per share, and reflecting the loss for the period being more than offset by the proceeds of £291m (net) from the placing and open offer and translation gains. The Company’s share price fluctuated within the range of 4p to 37 3/4p during the period, with a price at the end of the period of 31 3/4p and stock market capitalisation of £1,408m.

Capital structure and treasury policy
Average net debt during the period was some £1,414m and net debt at 3 January 2004 amounted to £1,013m (28 December 2002: £1,236m; 29 December 2001: £1,560m). Cash and short term investments at 3 January 2004 amounted to £380m (28 December 2002: £270m; 29 December 2001: £184m).

The treasury policies summarised below applied throughout the period and are consistent with the prior year. At 3 January 2004, the Group had £1,906m in committed borrowing facilities, of which £541m was unutilised.

On 31 January 2001, Corus arranged a new €2,400m syndicated bank facility, which replaced a €1,500m syndicated facility of Corus and most of the committed bank facilities of the former Hoogovens Group. On 11 January 2002, the Company issued €307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of the Company. Funds from the bond issue amounting to approximately €300m were used to pay down and cancel part of the €2,400m bank facility described above. Most of the proceeds of the debtor securitisation programme launched in April 2002 were used to pay down and cancel, to the extent of €240m, a further part of the €2,400m syndicated bank facility. On 30 December 2002 the syndicated bank facility was reduced by voluntary cancellation of €460m, €260m of which would have matured in January 2003 and €100m of which would have matured in March 2003. The balance of the remaining syndicated facility was then €1,400m.

On 31 July 2003, Corus signed a new €1,200m banking facility, to replace the above facility, which was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus’ working capital requirements. The principal terms of the new syndicated facility, which are normal for a facility of this type, include:

  • Committed funding of €1,200m until the end of January 2004, reducing to €1,000m until the end of June 2005; then €800m until the end of December 2005; and, €600m until the end of June 2006.

  • Fixed security over shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland BV. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investments Limited. The amounts secured by the floating charges over Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap of 20% of tangible assets, consistent with the terms of the £150m 2016 debenture stock.

  •  Covenants, (after allowing for impairment/restructuring costs) as follows:

  –  Group EBITDA/net interest cover shall not be less than: 2.0 until the end of December 2003; 2.5 until the end of June 2004; 3.0 until the end of December 2004; 3.5 until the end of December 2005; and 4.0 until the end of June 2006.
  –  Group net tangible worth shall not be less than £2,500m.

32 Corus Report & Accounts 2003
Return to contents page

Financial review

  –  Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.
  –  Group gearing (net debt/net tangible worth), shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.
  –  Corus Nederland net consolidated tangible worth shall not be less than   €2,000m, and Corus Nederland cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

On 11 December 2003, following the receipt of proceeds from the placing and open offer, the commitment under the facility was reduced by voluntary cancellation to €1,000m.

The Group continues to investigate the appropriateness of securing European Credit Agency (ECA) funding for its capital expenditure programme.

Total borrowings at 3 January 2004 were £1,393m (28 December 2002: £1,506m; 29 December 2001: £1,744m). These included:

  • €396m in 5.375% euro bonds due 2006 (€400m issued at 99.086%)

  €307m in 3% convertible bonds due 2007
  £198m in 6.75% sterling bonds due 2008 (£200m issued at 99.122%)
  £150m in 11.5% debenture stock due 2016 (secured)
  NLG200m 6.75% bonds due 2004
  NLG335m 4.625% subordinated convertible bonds due 2007
  NLG300m 5.625% bonds due 2008.

Other borrowings included £199m, principally in US dollars, euros and sterling under long term bank facilities with maturities of up to three years, bank overdrafts of £34m and finance lease obligations totalling £42m. Of the total borrowings, £200m of bank borrowings carry interest on variable rate terms, which ranged at period end between 1.95% and 7.97% with a weighted average of 5.06%.

On 12 November 2003 Corus announced a placing and open offer of 5 new ordinary shares for 12 existing shares totalling 1,304,340,897 new ordinary shares at the issue price of 23.5p per new ordinary share to raise approximately £307m (£291m after expenses). This placing and open offer, which was fully underwritten by Cazenove & Co and Lazard & Co, enabled the immediate commencement of the UK restructuring programme, provided the basis for the Group-wide ‘Restoring Success’ initiatives, supported by appropriate capital expenditure, and in the short term allowed a reduction of net borrowings. The issue price of 23.5p per new ordinary share represented a 9.6% discount to the closing price of 26.0p on 11 November 2003 (being the last practicable date prior to the announcement). The equity issue was approved at an Extraordinary General Meeting on 5 December 2003 and the proceeds were received on 11 December 2003.

Prior to the issue of the new ordinary shares, the nominal value of 50p of each old ordinary share exceeded the proposed issue price of 23.5p. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p.

Foreign exchange risk management
The Group’s policy is to protect the value in translation of assets denominated in foreign currency and therefore to hedge a proportion of material overseas investments either with foreign currency borrowings or cross-currency swaps, consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment

Corus Report & Accounts 2003 33
Return to contents page

Financial review

in Corus Nederland BV, where the risk tends to be balanced over time by the contra effect of exchange rate movement on Corus Nederland’s competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy, which was applied consistently throughout the period. At 3 January 2004 the Group had £817m in euro denominated borrowings and £159m in US dollar borrowings. There were no cross-currency swaps held at the period end.

It is the Group’s policy that substantially all of the net currency transaction exposure arising from contracted sales and purchases is hedged by selling or purchasing foreign currency forward. At 3 January 2004 the Group held forward currency sales of principally euros amounting to £435m (period end value £409m) and forward currency purchases of principally US dollars amounting to £375m (period end value £359m). These amounts represented substantially 100% of the transaction exposure in these currencies at 3 January 2004. Foreign exchange contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years.

Commodity risk management
The Group makes use of commodity futures contracts to manage its purchase price risk for certain commodities. In the aluminium segment forward hedges, purchases and sales of metal are made to reduce the potential volatility of operating results. Forward purchases of aluminium on the LME are made to match sales agreements in which the price of the aluminium element is wholly or partly fixed. Across the Group forward purchases are also made of zinc, tin and nickel to cover sales contracts with fixed metal prices. At 3 January 2004 the Group had total commodity contracts of £347m (fair value £386m).

Interest rate risk management
The Group’s financial structure is conservative and it is Group policy for 50% to 70% of net debt to be at fixed rates, principally achieved by fixed rate borrowings. Due to the Company’s success in reducing short term, floating rate debt, as at 3 January 2004 86% of all debt had fixed interest rates. Where appropriate, use is made of swaps and forward rate agreements.

None of the above instruments are used by Corus for the purposes of speculation.

Further details of the use of financial instruments are included in Notes 23 and 24 to the Accounts. In the normal course of business, the Group also faces risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

Sensitivity analysis
At 3 January 2004 the Group had outstanding forward contracts of £60m in respect of actual and forecast transaction exposures. The period end value of these contracts at 3 January 2004 amounted to £50m, which would result in a fair value loss of £10m. A 10% appreciation of sterling would decrease the fair value of these contracts by £5m.

At 3 January 2004 the Group had net funds of £42m exposed to floating interest rates. A 1% movement in average interest rates would have an impact of less than £1m on annual future earnings before tax.

Taxation
The net taxation charge for the period was £53m, after prior year charges amounting to £5m. Within the total, UK corporation tax at 30% was £3m, reduced to £nil by double taxation relief. Taxation on the Group’s overseas profits amounted to £38m and the Group’s share of taxation of joint ventures and associated undertakings amounted to £1m. Deferred tax charges, UK and overseas, totalled £9m.

Funds from operating activities and other cash flows
Net debt decreased by £223m in the period giving a movement from net debt of £1,236m at 28 December 2002 to net debt of £1,013m at 3 January 2004. Net debt consisted of borrowings of £1,393m less cash balances and deposits of £380m.

34 Corus Report & Accounts 2003
Return to contents page

Financial review
The movement largely reflected the proceeds from the issue of ordinary shares in the period in the form of the placing and open offer.
There was a net cash inflow from operating activities of £224m in spite of a total operating loss of £208m. The inflow reflected the fact that the loss included non-cash charges of £443m in respect of depreciation, amortisation and rationalisation costs. This was partly offset by an increase in working capital of £10m and the cash cost of restructuring and rationalisation measures amounting to £44m.

There was a net cash outflow on investments and servicing of finance of £119m reflecting the average level of net debt during the period and the new bank facility. There was also a cash outflow on capital expenditure and financial investment of £81m, after the sale of tangible fixed assets of £82m.

The cash outflow from acquisitions and disposals of £20m mainly arose from payments of £16m in respect of the acquisitions of Precoat International plc and Erik Olsson and Söner group, where consideration had been deferred from 2002. There were also tax payments totalling £50m.

A net £143m was applied to repaying gross borrowings.

Minority interests
At 3 January 2004, minority interests in subsidiary undertakings amounted to £47m (28 December 2002: £47m; 29 December 2001: £60m) arising principally from Corus L.P. and Cogent Power. There was no change in minority interests from 2002. The reduction in minority interests between 2001 and 2002 reflected exchange rate movements and a goodwill impairment within Cogent Power.

Corus Report & Accounts 2003 35
Return to contents page

Directors’ report

The Directors present their report and the audited accounts for the financial period ended 3 January 2004.

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 8 to 31.

Results and dividend
The loss before taxation for the year was £255m (2002: £404m; 2001: £462m).

No dividend was paid during the year and the Directors do not recommend the payment of a final dividend (2002: nil; 2001: nil).

Capital and reserves
On 5 December 2003, shareholders approved the reorganisation of the share capital of the Company. Existing ordinary shares of 50p each were subdivided and converted on the following basis:

  • all existing issued shares were subdivided and converted into new ordinary shares of 10p each and deferred shares of 40p each.

  • all existing unissued shares were converted into new ordinary shares of 10p.

On the same date, the authorised share capital was increased to £2,250,000,000 by the creation of

499,500,010 new ordinary shares of 10p.

The share capital reorganisation enabled the Company to effect a placing and open offer on the basis of 5 new ordinary shares being offered for every 12 existing ordinary shares held.

Further details of changes in the capital are set out in Note 26 on page 91.

Fixed assets
Details are set out in Notes 11 to 13 to the Accounts on pages 80 to 82.

Post balance sheet events
Details are set out in Note 35 on page 104.

Substantial shareholdings
As at 10 March 2004, the latest practicable date prior to publication, the Company had been notified of the following interests in its issued ordinary share capital as shown in the table below.

Employees
The total number of employees worldwide of the Group as at 3 January 2004 was 49,400. There are well established and effective arrangements at each business location for communication and consultation with both Works Councils and Trade Union representatives. The Company recognises its responsibilities towards disabled people and employs them where suitable work can be found. Every effort is made to find appropriate alternative jobs for those who become disabled while working for the Company.

The Company operates two share schemes for UK employees: a sharesave scheme and an all employee share ownership plan, both of which are approved by the UK Inland Revenue. Further information is given in the Report on remuneration on page 51.

Social responsibility
For Corus, Corporate Social Responsibility involves the integration of its financial and strategic goals with:

  a commitment to the health, safety and well-being of its employees and communities.

  a focus on improving environmental performance and providing sustainable products.

	Number of shares	% held
Substantial shareholdings	2003	2003	2002	2001
Material
Gallagher Holdings Limited*	489,000,000	11.03	–	–
Legal & General Group plc	174,179,033	3.92	3.32	–
Standard Life Investments	176,799,400	3.99	–	–
Aviva plc	–	–	3.73	–

Non-material
Brandes Investment Partners, LP	672,770,505	15.20	14.90	15.70
The Capital Group Companies, Inc	103,585,231	2.34	7.89	9.00
* Corus has been notified that Mr Alisher Usmanov is the registered holder of all of the shares in Gallagher Holdings Limited and therefore holds an interest in all of these shares.

36 Corus Report & Accounts 2003
Return to contents page

Directors’ report
  conducting all aspects of its business with honesty and integrity.

Corus believes that the incorporation of environmental and social factors as well as economic factors, within its business planning and reporting, adds to the sustainability of its business products and services, through effective management of risks, improved stakeholder confidence and brand positioning.

Community involvement
The Company recognises its responsibilities to the communities in which it operates. During the year, charitable donations in the UK by the Group amounted to £283,341 (2002: £472,635; 2001: £550,588). The Company also supports community projects through sponsorship, gifts of materials and secondments, and has supported the arts, environmental projects and educational activities, as appropriate.

No donations were made to political parties during the year. However, authority was granted to the Company at the last Annual General Meeting to make political donations to EU Political Organisations and incur EU Political Expenditure, pursuant to the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000 (‘the Act’), up to a maximum of £100,000. The resolution was intended to authorise normal expenditure which, as a result of the wide definitions under the Act, could be construed as political expenditure or a donation to a political organisation provided that such expenditure was disclosed in the Report & Accounts. Accordingly, it is reported that the Group incurred such expenditure amounting to £30,405 in connection with employees being allowed time off with pay for attending to trade union business and carrying out civic duties.

Suppliers
It is the policy of the Company and its UK subsidiaries to establish payment terms with suppliers when agreeing the terms of business transactions. The aim is to dispatch cheques on the due date or, where other means of payment are adopted, to deliver funds to suppliers as if payment had been made by cheque.

The Company had nil days’ purchases outstanding at 3 January 2004 (28 December 2002: nil; 29 December 2001: nil), based on the average daily amount invoiced by suppliers during the year.

Research and development
Details are set out in the Review of the period, ‘Technology’, on pages 24 to 26.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held at Hilton London Metropole, Edgware Road, London W2 1JU on Thursday 22 April 2004 at 11.00am.

Details of the business to be considered at the Annual General

Meeting are set out in the Notice of Meeting. Tax status The Company is not a close company within the meaning of the Income and Corporation Taxes Act 1988.

Corus Report & Accounts 2003 37
Return to contents page

Directors’ report

The Board
During the year the Board comprised a chairman, a deputy chairman for part of the year, six non-executive directors and five executive directors. Sir Brian Moffat retired on 31 May and Mr Jim Leng, then the Deputy Chairman, succeeded him as Chairman. On 13 March Mr Tony Pedder resigned as Chief Executive, and Mr Philippe Varin was appointed to that role on 1 May. On 10 June and 1 August Dr Kurt Lauk and Mr Andrew Robb respectively joined the board as non-executive directors.

Subsequent to the year end, Mr Henk Vrins retired on 1 March 2004.

The board regards all the non-executive directors as being independent, notwithstanding that Mr Richard Turner has completed ten years’ service with Corus and its predecessor, British Steel, and that Mr Maarten van Veen was the chairman of the management board of Koninlijke Hoogovens (which merged with British Steel in 1999 to form Corus) between 1993 and 1998.

Prior to his appointment as Chairman, Mr Jim Leng was the Senior Independent Director and thereafter the position remained unfilled until February 2004 when Dr Anthony Hayward was nominated to fill that role.

During the latter part of the year there was a comprehensive review of the board, its membership and its working carried out in conjunction with external advisers, Whitehead Mann. As a result of this review new terms of reference have been prepared for the formal Board committees, being

Nominations, Audit and Remuneration. Work has started on the process whereby the effectiveness of the Board and its committees and members are reviewed and assessed and will be introduced during 2004. The respective roles of the Board, the Chairman and the Chief Executive have also been reviewed and agreed.

Copies of the terms of reference of the Board committees may be found on the Company’s website www.corusgroup.com or hard copies may be obtained from the Company.

During the year the new non-executive directors received introductory training with regard to the Company and its activities and, as appropriate, their roles and responsibilities as directors. All directors have been kept informed and updated on changes in governance and regulatory and legislative requirements through the Company Secretary. It is planned to continue and enhance this process in the coming year in a more structured way which following the changes during the year is now more appropriate.

Attendance at meetings by members is set out in the schedule opposite.

The Board has a formal schedule of matters reserved to it, and a detailed programme of items for discussion and review at its meetings.

These include reviews on a regular basis of the financial results and forecasts of the Company, the approval of annual plans and capital expenditure proposals, appointments to the Board and its committees, the appointment of external professional advisers, the Company’s risk management process and annual risk review, communications with shareholders and the approval of the Report & Accounts. The Board has delegated authority within certain financial limits for the management of the Company’s operations to the Chief Executive and he in turn is authorised to sub-delegate authority to other executive directors and senior managers within the Company.

All directors have had full and timely access to relevant information relating to the Company’s affairs which may be needed to enable them to discharge properly their duties and responsibilities.

There is a procedure in place for directors to obtain independent professional advice at the Company’s expense in connection with their duties. During the year directors were advised extensively by the Company’s professional advisers, although no director availed himself of separate advice. All directors have access to the advice and services of the Company Secretary and other executives within the Company.

The biographies of the current Board of directors are set out on pages 44 and 45.

Non-executive directors are appointed for terms of three years subject to the normal re-election by the shareholders in general meeting. All directors, both executive and non-executive are re-elected on a rotational basis, and no director will serve for more than three years without having been re-elected by the shareholders.

38 Corus Report & Accounts 2003
Return to contents page

Directors’ report
Directors holding office during the year
	Date of appointment	Board meetings		Nomination committee meetings		Audit committee meetings		Remuneration committee meetings		HSE committee meetings
	or *resignation	number	attended	number	attended	number	attended	number	attended	number	attended
Mr J W Leng	12 June 2001	17	17	4	4	4	4	9	9	na	na
Mr P Varin	1 May 2003	10	10	na	na	na	na	na	na	na	na
Mr E A van Amerongen	27 April 2001	17	14	na	na	5	4	9	9	2	1
Dr A B Hayward	22 April 2002	17	12	na	na	5	3	na	na	2	1
Dr K J Lauk	10 June 2003	9	6	na	na	na	na	na	na	na	na
Mr D M Lloyd	1 February 2001	17	17	na	na	na	na	na	na	na	na
Mr S I Pettifor	1 September 2001	17	17	na	na	na	na	na	na	na	na
Mr A M Robb	1 August 2003	7	7	na	na	2	2	na	na	na	na
Mr R T Turner	31 January 1994	17	17	4	4	5	5	9	7	na	na
Mr M C van Veen	6 October 1999	17	14	4	4	na	na	9	8	2	2
Mr H A M Vrins	6 December 2000	17	14	na	na	na	na	na	na	na	na
Sir Brian Moffat	31 May 2003*	8	8	3	3	na	na	na	na	2	2
Mr A P Pedder	13 March 2003*	5	4	na	na	na	na	na	na	na	na

na – individuals not a member of the committee

Board committees
As has already been indicated, there are a number of Board committees, a summary of the terms of reference of the principal ones being set out below. In addition there is an Allotment committee which operates in connection with the Company employee share schemes.

Audit committee
The members of the Audit committee during the year were Mr Jim Leng (chairman until 1 August), Mr Andrew Robb (chairman from 1 August), Mr Eric van Amerongen, Dr Anthony Hayward and Mr Richard Turner. Following the Board review the new committee from February 2004 comprises Mr Andrew Robb (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Mr Richard Turner. All the members both during the year and currently are regarded by the Board as independent.

The role of the Audit committee is to assist Board oversight of the integrity of the Company’s financial statements, reviewing significant financial reporting issues and judgements; compliance with legal and regulatory requirements, the Company’s financial control and risk management systems, significant risk exposures and the process of identifying, monitoring and controlling them; the external auditors’ qualifications, independence and remuneration and their performance; and the internal audit function.

During the year the committee met on five occasions with the executive management, internal audit and the external auditors present. Attendance at meetings by members is set out in the schedule above. The committee has also met with the external auditors without management being in attendance.

The committee has a schedule of matters to be considered during the year and specifically at the time of the announcement of the interim and annual results. The detailed terms of reference set out those matters which come within the remit of the committee.

There is a formal procedure in place whereby the use of the external auditors for non-audit work is considered and, where appropriate, approved. This procedure is reviewed annually, and is such that the objectivity and independence of the auditors is not threatened or compromised.

Remuneration committee
The members of the Remuneration committee during the year were Mr Eric van Amerongen (chairman), Mr Jim Leng, Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Eric van Amerongen (chairman), Mr Andrew Robb and Mr Maarten van Veen. All the members both during the year and currently are regarded by the Board as independent.

Corus Report & Accounts 2003 39
Return to contents page

Directors’ report

The role of the Remuneration committee is to determine and agree with the Board the broad policy for the remuneration of the Chairman, the executive directors, the Company Secretary and other members of senior management within the principles and guidelines laid down in the Combined Code.

The committee met on nine occasions during the year. Attendance at meetings by members is set out in the schedule on page 39.

Further information on the activities of this committee is included in the Report on remuneration.

Nominations committee
The members of the Nominations committee during the year were Sir Brian Moffat (chairman until 31 May), Mr Jim Leng (chairman from 1 June), Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Jim Leng (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Dr Kurt Lauk.

The role of the Nominations committee is to identify and nominate candidates to the Board to fill vacancies on the Board, both executive and non-executive, as and when they arise and to ensure processes are in place with regard to succession planning for Board appointments and other senior management roles.

The Nominations committee has met formally on four occasions during the year and informally a number of other times. Attendance at meetings by members is set out in the schedule on page 39. In regard to the search for new Board members, the committee has used Whitehead Mann to provide a short list of potential candidates. The practice has been for individual members of the committee to meet separately with candidates, and then for members to communicate between themselves. Thereafter the views of all directors are sought and, if requested, meetings are held between them and candidates. Finally the full Board is requested to approve the appointment.

The Chairman, Mr Jim Leng, holds a number of non-executive directorships of other unrelated companies, details of which are set out on page 44. The Nominations committee considered these appointments at the time of his appointment as Chairman of Corus, and at that time he resigned as chairman of Doncasters plc.

Health, Safety and Environment committee
The members of the Health, Safety and Environment committee during the year were Mr Maarten van Veen (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Sir Brian Moffat (until 31 May). The three remaining members continue pending further changes currently being drawn up.

The role of the Health, Safety and Environment committee is to approve the Company’s policies with regard to health, safety and environmental matters and to review the performance in relation to health and safety issues.

The committee met on two occasions in 2003. Attendance at meetings by members is set out in the schedule on page 39.

Directors
Directors who held office during the year, their dates of appointment or resignation and their attendance at Board and committee meetings are set out in the schedule on page 39.

Mr Philippe Varin, Dr Kurt Lauk and Mr Andrew Robb, having been appointed since the last Annual General Meeting will retire and offer themselves for re-election.

The directors retiring by rotation are Mr Jim Leng and Mr Eric van Amerongen who, being eligible, offer themselves for re-election.

Mr Philippe Varin has a service contract that provides for a two year period of notice, reducing to one year progressively from the anniversary of his appointment (1 May 2003).

Neither Mr Jim Leng nor Mr Eric van Amerongen, Dr Kurt Lauk or Mr Andrew Robb who are non-executive directors, have service contracts with the Company.

There were no contracts of significance subsisting during the year between the Company or any of its subsidiary undertakings and any substantial shareholder or director.

Since the year end Mr Henk Vrins, an executive director, has taken early retirement. Under the terms of his contract he was entitled to the payment of one year’s salary and benefits in lieu of notice amounting to £386,000 and an early retirement pension which required a payment into the pension fund of £893,926 of

40 Corus Report & Accounts 2003
Return to contents page

Directors’ report

which £380,122 would have been payable on normal retirement age at 62 and £513,804 was in respect of the earlier than contracted retirement. These amounts have been paid since the year end and will be charged in the accounts for 2004.

Corporate governance
Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

Following the publication in January 2003 of the Higgs Review on Non Executive Directors and the Smith Report on Audit Committees, the Combined Code was amended and a revised code introduced for financial years beginning on or after 1 November 2003 (the ‘New Code’).

Although the Company is not required to comply with the New Code in the year under review, this report is made in relation to that New Code.

Whilst the Board is aware of what is regarded as best practice and wherever possible and practicable will endeavour to meet those standards, there are certain areas where it has not been possible to meet requirements under the New Code. The Board is of the view that the Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance are set out below:

Mr Jim Leng was appointed Chairman of the Board on 1 June 2003. He continued to serve on the Audit committee until 5 September, the first meeting at which Mr Andrew Robb assumed the chair of that committee. Mr Jim Leng was a member of the Remuneration committee throughout the year, notwithstanding his appointment as Chairman of the Board. It is felt that his experience and considered view has been valuable considering the broad remit of this committee.

The Company did not have a Senior Independent Director after the appointment of Mr Jim Leng as Chairman in June. Following the completion of the Board review Dr Anthony Hayward has now assumed that role with effect from February 2004.

Mr Richard Turner was appointed a director of British Steel in January 1994 and became a Director of Corus on the merger with Koninklijke Hoogovens in October 1999. The Board regards him as independent in character and judgement notwithstanding he has completed ten years service. In order to provide continuity within the non-executive group he has agreed to continue during 2004 until his replacement is appointed.

Prior to the appointment of Mr Andrew Robb as a non-executive Director and chairman of the Audit committee on a strict interpretation of the Code there was no member of that committee considered to fulfil the financial experience criteria set out in the Code. During that time the committee was advised by KPMG, an independent firm of Chartered Accountants. In the opinion of the Board Mr Robb meets the criteria laid down by the Code.

During the year there was not in place a procedure for ‘whistleblowing’. The Company is currently engaged in the process to consult with the relevant trade unions and works councils with a view to the early introduction of such a procedure. The Audit committee will review this procedure before its introduction and after implementation.

The Code requires companies to send Notice of Annual General Meeting to shareholders 20 working days before the meeting. Additional reporting requirements this year have increased the pressure on printing time and it is unlikely that we will have met that timetable. The Notice of Meeting, however, complies with the requirements under the Companies Act.

With regard to the compliance requirements of the Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

The Company’s principal executive and financial officers are bound by a code of conduct that is an integral part of their conditions of employment. However, this does not fully comply with the requirement under the Sarbanes-Oxley Act for a code of ethics, and this will be rectified during the coming year.

The Company is also aware of the recently published governance requirements under Dutch regulatory provisions. These come into effect for financial years starting on or after 1 January 2004. The Company believes that its compliance with the UK and the US requirements

Corus Report & Accounts 2003 41
Return to contents page

Directors’ report

will help ensure that the Company also complies with the Dutch requirements.

Internal control
The directors are responsible for the Group’s system of internal control and reviewing its effectiveness.

The Group’s system of internal control has been designed in order to provide the directors with reasonable assurance that its assets are safeguarded, that transactions are authorised and properly recorded and that material errors and irregularities are either prevented or would be detected within a timely period. However, no system of internal control can eliminate the risk of failure to achieve business objectives or provide absolute assurance against material misstatement or loss.

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

Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus.

The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board of Corus Nederland. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the Company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are

42 Corus Report & Accounts 2003
Return to contents page

Directors’ report

reserved for approval by the Supervisory Board, including the issue of shares, the entering into or termination of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

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

There are changes to the Dutch mitigated structure regime proposed which, if implemented, will give the shareholder the right, among other things, to over-rule nominations to the Supervisory Board and the ability to dismiss the entire Board. They will also allow the works council the right to nominate one-third of the membership of the Supervisory Board. Once this legislation is enacted, there will be a dialogue with the Supervisory Board of Corus Nederland to ensure that the Company is operating in accordance with the latest statutory, regulatory and governance procedures.

Relations with shareholders
There is regular dialogue with institutional and major shareholders and general presentations are given after the annual and interim results.

In addition to the regular meetings undertaken by the Chief Executive and the Executive Director, Finance, the Chairman has also met with some of the major shareholders. During the coming year further meetings are being arranged involving the Chairman and the Senior Independent Director, both of whom are available to meet with major shareholders if they so wish. The full Board is fully and promptly updated after meetings with institutional or major shareholders.

Meetings have also taken place with the bodies representing shareholder interests, including the National Association of Pension Funds, the Association of British Insurers and the Institutional Shareholder Services.

Full use is made of the Company’s Annual General Meeting to inform shareholders of current developments and there is an opportunity for individual shareholders to ask questions both within the meeting itself and also before and after when directors are available for this purpose.

Information on Corus is also made available on the website at www.corusgroup.com

Accountability and audit
A statement of the directors’ responsibilities for the preparation of the financial statements is set out on page 59.

Recognising the differing requirements of shareholders for information, the Company produces a full annual report including all the financial information which it is required to make available to shareholders, in addition to a shorter form report which is sent to the overwhelming majority of shareholders. Any shareholder may request a copy of the full version at no charge, and contact details are provided for this purpose in the short form report. A half-year interim report is also sent to all shareholders.

The Company has until recently produced an Environmental Report which had a wide circulation beyond the shareholder base. The first combined Health, Safety and Environment Report will be published in 2004 detailing the performance and progress made in 2003. It will be made available on request, free of charge, and on the website at www.corusgroup.com

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company’s activities are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
18 March 2004

Corus Report & Accounts 2003 43
Return to contents page

The Board

Mr James Leng
Chairman
Jim Leng (58) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is a non-executive director of Alstom, Pilkington plc, IMI plc and JP Morgan Fleming Mid Cap Investment Trust plc. He is also Chairman of Laporte Group Pension Trustees Limited and a Governor of the National Institute of Economic and Social research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

Mr Philippe Varin
Chief Executive
Philippe Varin (51) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

Mr Eric van Amerongen
Independent Director
Eric van Amerongen (50) was appointed a non-executive director of the Company in April 2001. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, Netherlands.

Dr Anthony Hayward
Senior Independent Director Tony Hayward (46) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Dr Kurt Lauk
Independent Director
Kurt Lauk (57) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is Chairman of Charles Bernd AG and a member of the Supervisory Boards of Gehring Maschinenbau GmbH, Tele Atlas N.V. and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London.

Mr David Lloyd
Executive Director, Finance David Lloyd (40) was appointed Executive Director, Finance, of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

Mr Stuart Pettifor
Chief Operating Officer
Stuart Pettifor (58) was appointed an Executive Director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.

Mr Andrew Robb
Independent Director
Andrew Robb (61) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc and was a non-executive director of McAlpine plc from 1993 until May 2003. He is also Chairman of the Pilkington Pension Scheme Trustees.

44 Corus Report & Accounts 2003
Return to contents page

The Board

Mr Richard Turner CMG, OBE
Independent Director
Richard Turner (61) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He joined the Board of British Steel plc in 1994 and served on the Audit and Remuneration committees. He was Group Marketing Director of Rolls-Royce plc until his retirement in June 2002, and is a non-executive director of Senior plc which will cease in April 2004.

Mr Maarten van Veen
Independent Director
Maarten van Veen (69) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998 and was a member of the Nominations and Remuneration committees. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMRO Holdings NV and ABN AMRO Bank NV (Vice Chairman), Akzo Nobel NV and Imtech NV (Vice Chairman). He is Chairman of the Royal Concertgebouw Orchestra.

Mr Richard Reeves
Secretary
Richard Reeves (58) is the Company Secretary of Corus Group plc and is Secretary of the Executive committee. He is a chartered accountant and joined British Steel in 1989 as Company Secretary.

Audit committee
Andrew Robb (Chairman)
Eric van Amerongen
Tony Hayward
Richard Turner

Remuneration committee
Eric van Amerongen (Chairman)
Andrew Robb
Maarten van Veen

Nominations committee
Jim Leng (Chairman)
Eric van Amerongen
Tony Hayward
Kurt Lauk

Health, Safety and Environment committee
Maarten van Veen (Chairman)
Eric van Amerongen
Tony Hayward

Corus Report & Accounts 2003 45
Return to contents page

The Executive committee

The day to day management of the Company is conducted through the Executive committee.

During the year and following the appointment of Mr Philippe Varin as Chief Executive, there have been a number of changes to the membership of this committee. Mr Gerhard Buddenbaum (62), Mr Paul Lormor (54) and Mr Scott MacDonald (51) joined the committee, and Mr Tony Pedder, Mr Chris Hollick and Mr Allan Johnston either resigned or retired. Since the year end, Mr Staf Wouters (55) has joined the committee and Mr Henk Vrins has retired.

The structure and responsibilities at the date of this report are as follows:

Philippe Varin Chief Executive
With overall responsibility for the management of the Company’s business and with direct responsibility for corporate relations and communications and strategy.

Gerhard Buddenbaum Division Director – Aluminium
With responsibility for Corus Primary Aluminium, Corus Aluminium Rolled Products and Corus Aluminium Extrusions.

He is President of the German Fabricated Aluminium Association (Fachverband Aluminiumhalbzeug), Vice Chairman of the German Aluminium Association, Board member of the German Metal Association, Executive Committee member of the European Aluminium Association and Honorary Consul of the Netherlands in Germany.

David Lloyd
Executive Director, Finance
With functional responsibility for reporting and control, corporate finance, mergers and acquisitions, internal audit, investor relations and financial shared services.

Paul Lormor
Division Director – Long Products
With responsibility for Corus Construction & Industrial, Corus Engineering Steels, Corus Rail, Teesside Cast Products, Corus Narrow Strip, Corus Special Profiles and Corus Tuscaloosa. He also has functional responsibility for construction co-ordination.

Formerly a Chief Executive of Caparo Steel Products and a Director of Caparo Industries, he continues to serve on the board of Caparo Merchant Bar (a joint venture between Caparo and Corus).

Scott MacDonald
Division Director – Distribution and Building Systems
With responsibility for Corus International, Corus Distribution and Building Systems and Corus Consulting. He also has functional responsibilities for commercial co-ordination and supplies and transport.

A chartered engineer and a Fellow of the Institute of Materials, Minerals and Mining (IOM3). Previously the Chief Operating Officer of Kloeckner & Co, Germany.

Stuart Pettifor
Chief Operating Officer and Acting Division Director – Strip Products
With responsibility for Corus Strip Products IJmuiden and UK, Corus Packaging Plus, Corus Colors, Corus Special Strip, Corus Tubes and Cogent Power. He also has functional responsibility for research and development, health and safety, information technology, manufacturing excellence and automotive co-ordination.

Richard Reeves
Company Secretary
With functional responsibility for secretariat, legal services and property.

Staf Wouters
Director, Human Resources
With functional responsibility for human resources and compensation and benefits. He joined the Company on 1 February 2004 from PepsiCo Inc. where he was vice president Human Resources for a snack foods division.

For the purposes of the Report & Accounts 2003 on Form 20-F, all of the members of the Executive committee are considered senior officers of the Company.

Biographies of Messrs Varin, Lloyd, Pettifor and Reeves are set out on pages 44 and 45.

46 Corus Report & Accounts 2003
Return to contents page

The Executive committee

The divisional activities are as follows:

Long Products Division

Corus Construction & Industrial
Plate, sections, piling, wire rod and semi-finished steel

Corus Engineering Steels
Engineering billet, rolled and bright bar

Corus Rail
Railway products, design and consultancy, rail infrastructure contracting

Corus Narrow Strip
Hot and cold narrow strip

Corus Special Profiles
Custom designed hot rolled special steel profiles

Teesside Cast Products
Slab and bloom

Mannstaedt
Custom designed hot rolled special steel profiles

Corus Tuscaloosa
Plate products in both coil and cut plate form

Strip Products Division

Corus Strip Products IJmuiden and Corus Strip Products UK
Hot rolled steel strip and cold rolled and metallic coated steel

Corus Packaging Plus
Light gauge coated steel for packaging and non-packaging applications

Corus Tubes
Steel tubes, hollow sections, linepipe and pipeline project management

Corus Colors
Organic coated steels

Corus Special Strip
Plated and clad precision strip products with specialist finishes

Cogent Power
Electrical steels, transformer cores, generator and motor laminations

Distribution and Building Systems Division

Corus Distribution and Building Systems
Service centres, further material processing and building systems

Corus International
Tailored product and service solutions for international projects and international trade

Corus Consulting
Consultancy, technology, training and operational assistance to the steel and aluminium industries

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots

Corus Aluminium Rolled Products
Plate, sheet and coil

Corus Aluminium Extrusions
Soft and hard extruded profiles, rods and bars

Corus Report & Accounts 2003 47
Return to contents page
Report on remuneration

Role of the Remuneration committee and terms of reference

Having regard to the provisions of the Combined Code attached to the Listing Rules, and best practice, the committee is responsible for the broad policy for remuneration of the Chairman of the Company, the executive directors, the Company Secretary and other members of senior management as it considers appropriate. The committee ensures that the interests of the executive directors are aligned with shareholders, and that the Company is able to attract, motivate and retain executives.

Within the terms of the Remuneration policy, the committee considers the total individual remuneration of those key senior employees. This includes annual basic salary, annual bonuses, share and other incentive arrangements, pension rights, benefits in kind, contracts of service and compensation for loss of office.

Where elements of remuneration include performance targets, the committee determines appropriate targets which are stretching and designed to enhance the performance of the Company.

Membership of the Remuneration committee

The members of the remuneration committee during the year were Mr Eric van Amerongen (chairman), Mr Jim Leng, Mr Richard Turner and Mr Maarten van Veen. Following the Board review the new committee from February 2004 comprises Mr Eric van Amerongen (chairman), Mr Andrew Robb and Mr Maarten van Veen. All the members both during the year and currently are regarded by the Board as independent.

During the year the committee met nine times. The Chief Executive was invited to some of the meetings and the Company Secretary, who acts as secretary of the committee, attended all meetings. No one is involved in Remuneration committee meetings or decisions relating to his own remuneration or terms and conditions.

Internal advice is provided directly or indirectly by executives from within secretariat or the human resources and finance functions.

During the year external advice was provided by a number of companies as follows:

  Ernst & Young LLP were appointed by the committee in December 2002 to act as principal independent advisers to the committee covering all aspects of the committee’s remit. During the year they have provided interim support for the compensation and benefits function. Since the year end they have been appointed to provide tax compliance services to Corus expatriate employees previously undertaken by the auditors. Ernst & Young in the Netherlands provides advice to the Central Works Council of Corus Nederland BV.

  Towers Perrin were appointed by the Company with the agreement of the committee in October 1999 to advise on matters relating to executive share option schemes. They also provide advice to the Company on pensions and retirement plans in the Netherlands and Canada.

  Hay Group were appointed by the Company with the agreement of the committee in October 1999 to advise on job evaluation, salary policy and relativities for executive directors, the Company Secretary and other members of senior management. They also provide similar services across the whole Company in respect of other levels of management.

  RSM Robson Rhodes LLP were appointed by the Company with the agreement of the committee in December 2003 to provide a fairness opinion on the adjustment to share options as a result of the placing and open offer.

Remuneration policy

Principles

The Group’s remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company’s business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

  Total rewards are designed to support the Company’s strategy and are set at levels that are competitive within the relevant market, taking each executive’s total remuneration package as a whole.

  Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.

48 Corus Report & Accounts 2003
Return to contents page

Report on remuneration
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

Subject to shareholder approval at the next Annual General Meeting, executive directors and senior managers will be eligible to participate in a new long-term incentive arrangement: the Corus Group plc Leveraged Equity Acquisition Plan (‘LEAP’). The use of the LEAP will ensure a strong link between rewards and performance. By giving executives the opportunity to invest a proportion of their own funds in shares at the outset, and by committing the mandatory deferral of the part of the annual bonus that is to be paid in shares to the LEAP, the interests of shareholders and executives are better aligned.

Basic salaries
 Basic salaries are set by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of individual performance and changes in the general market position.

In the light of the Group’s financial performance, no salaries were changed at the normal annual review date in January 2003. Arising from the change in the leadership of the Company in March 2003, Mr Stuart Pettifor and Mr David Lloyd were awarded salary increases to reflect increased responsibilities.

Annual incentive scheme
There is a non-contractual annual incentive scheme that provides a bonus at a maximum of 60% of annual basic salary. It is not included as pensionable earnings for executive directors. Half of this bonus is payable in cash, and half by way of the award of deferred shares which are held in an employee benefit trust and which vest on the third anniversary of the grant. In the event of an executive leaving the Company or being dismissed the deferred shares are forfeited. The Remuneration committee has discretion to waive the forfeiture in cases of ill-health, disability, redundancy and retirement or in any other cases the committee considers reasonable.

Bonuses are based on achieving stretching performance targets that relate to the Group’s financial performance and individual targets. The 2003 financial targets (maximum 42%) were profit before tax and net cash flow. In the event, the cash target was met excluding the cash raised from the placing and open offer but the profit target was not, nor were the individual targets considered (maximum 18%).

The bonus for 2003 was 21% of basic salary.

In 2004 greater weighting has been given to financial targets, Group or divisional (maximum 45%) and individual targets reduced (maximum 15%). The financial targets relate to achievement of EBITDA margin relative to EU competitors, pre-exceptional operating profit, net debt position, and in the case of division directors, divisional operating result and working capital ratios. Individual targets are based on key deliverables within the individual areas of responsibility.

The committee believes that all aspects of the targets are stretching.

Long term incentives
 The appendix to the shareholder circular accompanying the Notice of Meeting sets out details of the proposed LEAP. Executive committee members (and potentially others by invitation) will have the opportunity to invest in the Company’s shares (and may receive an award of conditional shares) and, subject to performance, receive a matching award of shares after three years. Other senior managers may be selected to receive an award of conditional shares.

For Executive committee members, shares which are subject to mandatory deferral as part of any annual bonus payment will be committed to the LEAP. They will have the opportunity to contribute further shares from their own resources to the value of their maximum pre-tax cash bonus potential. Conditional share awards may also be made, but will not exceed 25% of an executive’s annual base salary. In any event, the

Corus Report & Accounts 2003 49
Return to contents page

Report on remuneration

maximum amount that may be committed to the LEAP will not exceed 60% of an executive’s annual base salary in any year.

The performance condition proposed for initial awards will be the measurement of the Company’s total shareholder return (‘TSR’) compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the financial sector). The number of matching shares, or conditional shares vesting, is dependent upon performance and described in more detail in the appendix to the shareholder circular accompanying the Notice of Meeting.

Executive share option scheme
 The executive share option scheme was approved by shareholders in September 1999. As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited. The options will expire ten years after the date of grant.

No other options were granted under the executive share option scheme during the year and, subject to the approval by shareholders of the proposed LEAP at the forthcoming Annual General Meeting, no further options will be granted under this scheme.

Outstanding options granted to executive directors are set out in the table on page 52. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

All outstanding options under this scheme except for those granted prior to 1996 and granted in 2003 to the Chief Executive are subject to stretching performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies (below). The performance period for the TSR target is any 36 month period ending within four years of the start of the financial year in which the option is granted.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts). The performance period relating to the return on shareholders’ funds is any period of three consecutive financial years beginning not earlier than the financial year in which the option was granted.

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on half yearly. The committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

Comparator companies

ABB	CIBA Specialty Chemicals	HOLCIM ‘B’	PSA-Peugeot Citroen SA	Solvay
Air Liquide	Clariant	ICI	Renault	Suez
Akzo Nobel	CRH	Invensys	Rolls Royce	Thales
Alstom	Daimler Chrysler	Lafarge	RWE	ThyssenKrupp
Atlas Copco ‘A’	Degussa	Lagardere	Saint Gobain	TUI
BAE Systems	Edison	Legrand	Sandvik	Valeo
BASF	E.ON	Linde	Scania ‘A’	Vivendi Universal
Bayer	Fiat	MAN	Schneider	Volkswagen
BMW	GKN	Michelin	Siemens	Volvo ‘B’
BOC Group	Hanson	Philips	Skanska	Wolsey
Bouygues	Heidelbergcement	Pirelli	Smiths Group

50 Corus Report & Accounts 2003
Return to contents page

Report on remuneration

Performance criteria remain in place during the participant’s employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

Sharesave scheme
 The Company has operated a Sharesave Scheme within the UK for many years and it is proposed to extend this scheme to employees in certain other countries during 2004. Shareholders will be asked at the Annual General Meeting to approve amending the rules of this scheme to allow a greater number of shares to be issued to meet options, but within the guidelines laid down by the ABI.

Other long term incentives
 On joining the company Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. The shares awarded vest on the third anniversary of the date of the award. In the event of leaving service before that date, the award is forfeited.

Pensions
Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out on pages 56 and 57.

This graph shows the performance of the Company against the performance of the FTSE 250 Index, chosen as representing a broad equity market index consisting of companies of comparable size to Corus Group plc.

It has been assumed that all dividends paid have been reinvested, and share price averaging over a 30-day period has been used to reduce the impact of short term equity-price volatility. This graph has been produced in the above form in order to comply with the relevant legislation and to clearly represent comparative TSR performance.

Benefits
Benefits in kind include the provision of a car, medical insurance, life assurance and in some cases the provision of tax advice. Relocation allowances may apply on appointment and during service, and are provided for a limited period where an individual is required to relocate. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

The Chief Executive is not a member of any Company pension scheme. Under the terms of his contract the Company is required to pay an annual allowance equal to 30% of his base salary to him or any person he may direct, including a discretionary trust for the benefit of him and his family. Nothing has been paid during the past year.

Corus Report & Accounts 2003 51
Return to contents page

Report on remuneration

Directors’ share options

The interests of the directors in share options and movements during the year are shown below. Options outstanding at 8 December 2003 were adjusted, in line with all other employee options, as a result of the placing and open offer. The tables show options as at that date prior to and after such adjustment.

Executive share option schemes				28 Dec 2002		Movement during the period			8 Dec 2003
Old ordinary shares of 50p		Date of grant	Option price		Number	Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
										From	To
P Varin	(c)	2003	16	p	–	1,100,000	–	–	1,100,000	14 May 2006	14 May 2013
	(c)	2003	16	p	–	1,100,000	–	–	1,100,000	14 May 2007	14 May 2013
	(c)	2003	16	p	–	1,100,000	–	–	1,100,000	14 May 2008	14 May 2013
					–	3,300,000	–	–	3,300,000
D M Lloyd	(a)	1994	107	p	11,750	–	–	–	11,750	30 Jun 1997	30 Jun 2004
	(a)	1995	130	p	10,601	–	–	–	10,601	30 Jun 1998	30 Jun 2005
	(a)	1996	138	p	2,554	–	–	–	2,554	30 Jul 1999	30 Jul 2006
	(b)	1996	138	p	8,685	–	–	–	8,685	30 Jul 1999	30 Jul 2006
	(b)	1997	122	p	15,455	–	–	–	15,455	24 Jul 2000	24 Jul 2007
	(b)	1999	129	p	52,879	–	–	–	52,879	30 Jun 2002	30 Jun 2009
	(c)	2000	120	p	78,900	–	–	–	78,900	4 Feb 2003	4 Feb 2010
	(c)	2001	55	p	497,200	–	–	–	497,200	28 Mar 2004	28 Mar 2011
					678,024	–	–	–	678,024
S I Pettifor	(b)	1996	138	p	40,746	–	–	–	40,746	30 Jul 1999	30 Jul 2006
	(c)	2001	50	p	640,000	–	–	–	640,000	28 Mar 2004	28 Mar 2011
					680,746	–	–	–	680,746
H A M Vrins	(c)	2000	120	p	216,100	–	–	–	216,100	4 Feb 2003	4 Feb 2010
	(c)	2001	55	p	470,100	–	–	–	470,100	28 Mar 2004	28 Mar 2011
					686,200	–	–	–	686,200

				8 Dec 2003		Movement during the period			3 Jan 2004
New ordinary shares of 10p		Date of grant	Option price		Number	Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
										From	To
P Varin	(c)	2003	16	p	1,134,012	–	–	–	1,134,012	14 May 2006	14 May 2013
	(c)	2003	16	p	1,134,012	–	–	–	1,134,012	14 May 2007	14 May 2013
	(c)	2003	16	p	1,134,012	–	–	–	1,134,012	14 May 2008	14 May 2013
					3,402,036	–	–	–	3,402,036
D M Lloyd	(a)	1994	104	p	12,113	–	–	–	12,113	30 Jun 1997	30 Jun 2004
	(a)	1995	126	p	10,929	–	–	–	10,929	30 Jun 1998	30 Jun 2005
	(a)	1996	134	p	2,633	–	–	–	2,633	30 Jul 1999	30 Jul 2006
	(b)	1996	134	p	8,954	–	–	–	8,954	30 Jul 1999	30 Jul 2006
	(b)	1997	118	p	15,933	–	–	–	15,933	24 Jul 2000	24 Jul 2007
	(b)	1999	125	p	54,514	–	–	–	54,514	30 Jun 2002	30 Jun 2009
	(c)	2000	117	p	81,340	–	–	–	81,340	4 Feb 2003	4 Feb 2010
	(c)	2001	54	p	512,573	–	–	–	512,573	28 Mar 2004	28 Mar 2011
					698,989	–	–	–	698,989
S I Pettifor	(b)	1996	134	p	42,006	–	–	–	42,006	30 Jul 1999	30 Jul 2006
	(c)	2001	49	p	659,789	–	–	–	659,789	28 Mar 2004	28 Mar 2011
					701,795	–	–	–	701,795
H A M Vrins	(c)	2000	117	p	222,782	–	–	–	222,782	4 Feb 2003	4 Feb 2010
	(c)	2001	54	p	484,636	–	–	–	484,636	28 Mar 2004	28 Mar 2011
					707,418	–	–	–	707,418

(a)	Options granted under the Corus UK Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(b)	Options granted under the Corus Overseas Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(c)	Options granted under the Corus Executive Scheme.
Notes:
(i)	No executive options were granted or lapsed other than those stated above.
(ii)	No options were exercised during the financial years ended 28 December 2002 and 3 January 2004.
(iii)	The market price of the Company’s shares at 3 January 2004 was 32p (28 December 2002: 27p) and the range during the year to that date was 4p to 38p (28 December 2002: 22p to 90p).
(iv)	Options granted prior to July 1996 are not subject to performance criteria.
(v)	Options granted to Mr Philippe Varin are not subject to performance criteria.
(vi)	There were no changes in executive options between the year end and 18 March 2004.

52 Corus Report & Accounts 2003
Return to contents page

Report on remuneration
Sharesave option schemes

			28 Dec 2002	Movement during the period			8 Dec 2003
Old ordinary shares of 50p	Date of grant	Option price	Number	Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
D M Lloyd	2001	51p	13,016	–	–	–	13,016	Jul–Dec 2004
			13,016	–	–	–	13,016

			8 Dec 2003	Movement during the period			3 Jan 2004
New ordinary shares of 10p	Date of grant	Option price	Number	Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
D M Lloyd	2001	50p	13,419	–	–	–	13,419	Jul–Dec 2004
			13,419	–	–	–	13,419

Notes:
(i)	No executive directors, other than Mr David Lloyd, hold sharesave options.
(ii)	No options were granted or lapsed during the year.
(iii)	No options were exercised during the financial years to 28 December 2002 and 3 January 2004.
(iv)	The market price of the Company’s shares at 3 January 2004 was 32p (28 December 2002: 27p) and the range during the year to that date was 4p to 38p (28 December 2002: 22p to 90p).
(v)	There were no changes to sharesave options between the year end and 18 March 2004.

Corus Report & Accounts 2003 53
Return to contents page

Report on remuneration
Directors’ emoluments
The emoluments of the directors are as follows:
Analysis of executive Directors’ emoluments
		Basic salary and fees	Performance related bonus†	Taxable benefits	Other payments	Termination payments	Total
	Notes	12 months 2003 £	12 months 2003 £	12 months 2003 £	12 months 2003 £	12 months 2003 £	12 months 2003 £	12 months 2002 £
P Varin	1	468,217	147,222	12,491	572,533	–	1,200,463	–
D M Lloyd	2	345,000	72,450	65,466	–	–	482,916	375,613
S I Pettifor	3	386,667	81,200	25,464	–	–	493,331	345,137
H A M Vrins	4	320,000	67,200	86,593	–	–	473,793	405,441
A P Pedder	5	112,618	–	4,685	–	576,546	693,849	571,586

Sub total		1,632,502	368,072	194,699	572,533	576,546	3,344,352	1,697,777

Analysis of non-executive directors’ emoluments
J W Leng	6	185,417	–	6,504	–	–	191,921	49,888
E A van Amerongen		40,000	–	–	–	–	40,000	32,549
A B Hayward		35,000	–	–	–	–	35,000	20,808
K J Lauk	7	23,333	–	–	–	–	23,333	–
A M Robb	8	18,750	–	–	–	–	18,750	–
R T Turner		35,000	–	–	–	–	35,000	29,081
M C van Veen		40,000	–	–	–	–	40,000	34,081
Sir Brian Moffat	9	165,833	–	11,905	–	–	177,738	269,278
Sir Nicholas Goodison		–	–	–	–	–	–	9,969
A A Loudon		–	–	–	–	–	–	8,411
H de Ruiter		–	–	–	–	–	–	18,224

Sub total		543,333	–	18,409	–	–	561,742	472,289

Grand total		2,175,835	368,072	213,108	572,533	576,546	3,906,094	2,170,066

† Half the bonus is payable in cash and half in deferred shares except for Mr Vrins’ bonus which is all payable in cash.
Notes:
1.	Mr Philippe Varin was appointed Chief Executive from 1 May 2003 at the equivalent of a basic salary of £701,056. He received €850,000 (£572,533) on joining the Company as compensation for the surrender of his share options in Pechiney, his previous employer, at the request of Corus. He is not a member of any Company pension scheme, and under his contract the Company is required to pay an annual allowance equal to 30% of his base salary for the benefit of him and his family. This allowance is not included in the analysis of emoluments above.
2.	Taxable benefits include mortgage assistance of £45,564 in connection with his relocation at the Company’s request at the time of his appointment.
3.	Mr Stuart Pettifor was appointed Chief Operating Officer in March 2003.
4.	Taxable benefits include an accommodation and travel allowance of £75,000.
5.	Mr Tony Pedder resigned on 13 March 2003. He received a termination payment and benefits of £576,546.
6.	Mr Jim Leng was appointed Chairman on 1 June 2003.
7.	Mr Kurt Lauk was appointed a Director on 10 June 2003.
8.	Mr Andrew Robb was appointed a Director on 1 August 2003.
9.	Up to the date of his retirement on 31 May 2003.

54 Corus Report & Accounts 2003
Return to contents page

Report on remuneration

External appointments

Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts

The appointment of the Chief Executive provided for an initial period of notice of 24 months to apply during the first year of service. From the anniversary of the date of appointment, that period will progressively reduce to a rolling 12 month period by the end of the second year. The service contracts for the other executive directors provide for a rolling 12 month period of notice. At the end of the financial year the unexpired terms were 24 months in respect of the Chief Executive and 12 months for the other executive directors.

The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Non-executive directors

Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and executive directors. The Chairman’s

Emoluments of directors
		12 months 2003 £	12 months 2002 £
Executive directors:
Salaries and related benefits		1,827,201	1,697,777
Performance related earnings		368,072	–
Payment on joining		572,533	–
Non-executive directors:
Fees and related benefits		561,742	472,289
Former directors:
Compensation to directors for loss of office		576,546	–
		3,906,094	2,170,066

	Date of contract or letter of appointment		Notice period
Executive directors:
P Varin (i)	1 May 2003		24 months
D M Lloyd	1 February 2001		12 months
S I Pettifor	1 September 2001		12 months
H A M Vrins	6 December 2000		12 months
Non-executive directors:
J W Leng	22 February 2001		None
A B Hayward	23 April 2002		None
E A van Amerongen	12 June 2001		None
K J Lauk	10 June 2003		None
A M Robb	1 August 2003		None
R T Turner	23 July 1999		None
M C van Veen	23 July 1999		None
Notes:
(i) Mr Varin’s contract provides for 24 months notice reducing progressively from the anniversary of his appointment to 12 months.
(ii) As non-executive directors do not have service contracts, their unexpired term of appointment is determined in accordance with the articles of association which requires them to be re-appointed by shareholders at least every three years.

fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Details of current directors’ contracts or letters of appointment are set out above.

Loans to directors

As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the

Corus Report & Accounts 2003 55
Return to contents page

Report on remuneration

Pension benefits earned by directors – UK

	Director’s age at year end	Director’s pension contributions during year £	Increase in accrued pension during year £ p.a.	Accumulated total accrued pension at year end £ p.a.
As required by the Listing Rules of the UK Listing Authority
D M Lloyd	40	17,250	29,304	90,885
S I Pettifor	58	19,350	32,621	176,227
A P Pedder	54	5,600	23,720	227,440
Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year on retirement at normal pension age, based on service to 3 January 2004.
(ii)	The details shown have been calculated as at 28 December 2002 and 3 January 2004 and exclude the amount and value of any additional voluntary contributions paid by the director. The increases in accrued pension during the year ended 3 January 2004 have been adjusted to take account of inflation on the accumulated total accrued pension.
(iii)	Normal pension age for the directors is age 60.
(iv)	The pension for a surviving widow is two-thirds of the director’s pension.
(v)	An immediate pension is payable on early retirement on or after age 50 if retirement is at the request of the Company. Mr A P Pedder retired at 13 March 2003 and the figures reflect this fact.
(vi)	In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to increases in the Retail Prices Index.
(vii)	No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

	Increase in accrued pension during year	Total accrued entitlement at year end	Transfer value as at year end	Transfer value as at beginning of year	Increase in transfer value during year less director’s contributions
As required by the Directors’ Remuneration Regulations 2002	£	£ p.a.	£	£	£
D M Lloyd	31,039	90,885	610,058	325,996	266,812
S I Pettifor	36,668	176,227	3,286,085	2,143,818	1,122,917
A P Pedder	23,720	227,440	4,744,353	2,333,310	2,405,443
Notes:
(i)	The increase in accrued pension during the year in accordance with the above regulations differs from the UKLA listing rules requirements because there is no inflation adjustment in this disclosure.
(ii)	The details shown exclude the amount and value of any additional contributions paid by the director.
(iii)	A P Pedder retired early on 13 March 2003 and the accrued benefits shown are calculated at date of exit from pensionable service. The early retirement benefits were calculated on the standard terms under the Scheme Rules. The actual increase to pension was £23,720 per annum as shown in the table above.
(iv)	The value placed on accrued benefits in calculating transfer values increases each year to reflect the increasing age of each director.
(v)	The increase in transfer values during the year has been influenced by factors other than the direct increase in pension benefits:
(a) during 2003 the Actuary reviewed the basis of transfer values under the Scheme and as a result the level of transfer values at the year end were approximately 10% higher than they would have been had the calculation been made at the beginning of the year;
(b) a market value adjustment is applied in the transfer value calculation and the falling equity markets in 2002 depressed the level of transfer values generally when compared to 2003;
(c) from age 50, the transfer value assumptions made each year for the investments required to match the liabilities progressively move from a combination of equities and gilts towards a position of 100% gilts at normal pension age or following early retirement; and
(d) where a director retires early during the year, the transfer value at the year end reflects the position that the pension is actually in payment rather than an accrued pension due to come into payment at age 60.

Restating the beginning of the year transfer values to adjust for the effect of items (iv) and (v) above shows increases arising from increases in pension benefit as follows:

	Transfer value as at year end £	Transfer value as at beginning of year £	Increase in transfer value during year less director’s contributions £
D M Lloyd	610,058	401,711	191,097
S I Pettifor	3,286,085	2,602,411	664,324
A P Pedder	4,744,353	4,249,559	489,194

56 Corus Report & Accounts 2003
Return to contents page

Report on remuneration

Pension benefits earned by directors – Netherlands
	Director’s age at year end	Increase in accrued early retirement pension (age 62 to 65) during year	Accumulated total accrued pension (age 62 to 65) at year end	Increase in accrued pension (from age 65) during the year	Accumulated total accrued pension (from age 65) at year end

As required by the Listing Rules of the UK Listing Authority		€ p.a.	€ p.a.	€ p.a.	€ p.a.
H A M Vrins	59	54,761	312,716	2,493	290,149

Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year based on service at 3 January 2004.
(ii)	The details shown have been calculated as at 28 December 2002 and 3 January 2004 and exclude the amount and value of any additional voluntary contributions paid by the director.
(iii)	The increase in accrued pension during the year has been offset to take account of inflation on the accumulated total accrued pension.
(iv)	Pension contributions in respect of the executive director are paid by the Company.
(v)	Widow’s pension is three-quarters of the director’s pension at normal pension age (65).
(vi)	In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to a Dutch general index of retail prices.
(vii)	No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated in accordance with Dutch legislation.

	Increase in accrued pension during year	Accumulated total accrued pension at year end	Transfer value of total accrued pension at year end	Transfer value of total accrued pension at beginning of year	Increase in transfer value during year less director’s contributions
As required by the Directors’ Remuneration Regulations 2002	€	€ p.a.	€	€	€
H A M Vrins
Early retirement (age 62 to 65)	60,388	312,716	780,851	599,784	181,067
Normal retirement (age 65)	8,768	290,149	3,216,085	3,000,156	215,929

Note:
(i)	The increase in his accrued pension during the year in accordance with the above regulations differs from the listing rules requirements because no account is taken of inflation.

Company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,025 which was the highest amount outstanding during the year. During the year €907 was repaid in accordance with the loan conditions leaving a balance at the year end of €38,118. The loan is repayable by 2030.

Also as reported, there is another loan outstanding to a former director which at 3 January 2004 amounted to €26,471 (31 December 2002: €30,252).

Pensions

UK
 Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefits scheme which provides one sixtieth of the final pensionable earnings for each year of pensionable service. It is separately funded and subject to Inland Revenue rules. Normal pension age for directors in the scheme is 60 and additional credits have been granted to achieve 40 years pensionable service at age 60 for both Mr David Lloyd and Mr Stuart Pettifor, who are long standing members of the scheme. Bonuses and benefits in kind are not included in pensionable earnings for directors.

Mr Philippe Varin receives a life assurance benefit equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins was a member of the Stichting Pensioenfonds Hoogovens pension scheme which provides a pension at age 65 of 63% of salary at retirement. It also provides an early retirement pension from age 62 to 65. Since the scheme limits pensionable earnings (to €207,479 per annum at 3 January 2004) additional arrangements have been made to provide pension benefits in respect of that part of earnings exceeding this limit through defined benefit plans.

Excess retirement benefits
No person who served as a director of the Company during or before 2003 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by Corus Group during 2003 to provide pension, retirement or similar benefits for all current directors was £202,085 (2002: £67,453).

Corus Report & Accounts 2003 57
Return to contents page

Report on remuneration

Directors’ interests in shares of the Company
	3 Jan 2004 No of shares	28 Dec 2002 No of shares
J W Leng	141,666	–
P Varin	1,558,333	–	†
E A van Amerongen	–	–
A B Hayward	18,691	13,193
K J Lauk	–	–	†
D M Lloyd	16,974	4,250
S I Pettifor	28,333	20,000
A M Robb	20,000	–	†
R T Turner	9,209	6,501
M C van Veen	18,559	13,101
H A M Vrins	9,177	6,478

† Interests held in shares at the date of appointment.

Notes:
(i)	None of the directors held non-beneficial interests at any time during the year.
(ii)	During the period from the year end to 18 March 2004 Mr D M Lloyd acquired 597 partnership shares under the employee share ownership plan.

Sums paid to a third party in respect of a director’s service

No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 3 January 2004.

Directors’ interests in shares

The beneficial interests of the directors who held office at 3 January 2004 and their families in the ordinary shares of the Company are set out above. Other than as stated in this report, no director or his family has any right to subscribe for shares in the Company.

None of the directors or their families had any interests in the shares of any subsidiary company.

Share dilution through the operation of share plans

Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten year period, and that resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten year period.

On behalf of the Board

Richard Reeves
Secretary
18 March 2004

Auditable sections of the Report on remuneration

The following sections constitute the auditable part of the Report on remuneration, as defined in Part 3, Schedule 7a of the Companies Act 1985: paragraphs relating to ‘Performance criteria for share options’; table headed ‘Emoluments of directors’; table headed ‘Analysis of executive directors’ emoluments’; table headed ‘Analysis of non-executive directors’ emoluments’; tables headed ‘directors’ share options’; paragraphs headed ‘Loans to directors’; tables headed ‘Pension benefits earned by directors – UK’; and tables headed ‘Pension benefits earned by directors – Netherlands’.

58 Corus Report & Accounts 2003
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Annual Report & Accounts 2003 59
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

60 Corus Annual Report & Accounts 2003
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Annual Report & Accounts 2003 61
Return to contents page

Consolidated profit and loss account
		2003		2002		2001
For the financial period ended 3 January 2004	Note	£m		£m		£m
Turnover: group and share of joint ventures		8,203		7,407		7,924
Less: share of joint ventures’ turnover	1	(250)		(219)		(225)
Group turnover	1
Continuing operations		7,953		7,188		7,619
Discontinued operations		–		–		80
		7,953		7,188		7,699
Operating costs before exceptional items		(8,019)		(7,581)		(8,076)
Rationalisation and impairment exceptional
items charged against operating costs	3	(142)		(53)		(8)
Total operating costs	2	(8,161)		(7,634)		(8,084)
Group operating loss	1
Continuing operations		(208)		(446)		(388)
Discontinued operations		–		–		3
		(208)		(446)		(385)
Share of operating results of joint ventures and associated undertakings:	5
Continuing operations		9		4		10
Discontinued operations		–		17		2
		9		21		12
Total operating loss		(199)		(425)		(373)
Profit on disposal of fixed assets	1	47		96		17
(Loss)/profit on disposal of group undertakings	1	(2)		19		2
Loss on ordinary activities before interest	1	(154)		(310)		(354)
Net interest and investment income:
Group	6	(98)		(92)		(103)
Joint ventures and associated undertakings	5	(3)		(2)		(5)
Loss on ordinary activities before taxation		(255)		(404)		(462)
Taxation	7	(53)		(61)		43
Loss on ordinary activities after taxation		(308)		(465)		(419)
Minority interests – equity		3		7		–
Loss for the financial period		(305)		(458)		(419)
Dividends – equity	9	–		–		–
Loss retained for the financial period	27	(305)		(458)		(419)
Earnings per share	10
As restated:
Basic loss per ordinary share		(9.25	)p	(14.23	)p	(13.04	)p
Diluted loss per ordinary share		(9.25	)p	(14.23	)p	(13.04	)p
As previously reported:
Basic loss per ordinary share		–		(14.65	)p	(13.42	)p
Diluted loss per ordinary share		–		(14.65	)p	(13.42	)p

There were no material acquisitions in the period.
Notes and related statements forming part of these accounts appear on pages 67 to 112; Note 27 sets out the movements on reserves.

62 Corus Annual Report & Accounts 2003
Return to contents page

Balance sheets
		The Company		The Group
		2003	2002	2003	2002
At 3 January 2004	Note	£m	£m	£m	£m
Fixed assets
Intangible assets	11	–	–	96	105
Tangible assets	12	–	–	2,729	2,871
Investments in subsidiary undertakings	13	3,279	3,167	–	–
Investments in joint ventures:
Share of gross assets		–	–	198	200
Share of gross liabilities		–	–	(107)	(116)
		–	–	91	84
Investments in associated undertakings		–	–	8	7
Other investments and loans		–	–	60	59
	13	–	–	159	150
		3,279	3,167	2,984	3,126
Current assets
Stocks	14	–	–	1,404	1,337
Debtors: amounts falling due after more than one year	15	3	3	479	457
Debtors: amounts falling due within one year		4	–	1,348	1,422
Less: securitisation of trade debtors		–	–	(215)	(181)
Net debtors falling due within one year	16	4	–	1,133	1,241
Short term investments	17	–	–	138	40
Cash at bank and in hand		–	–	242	230
		7	3	3,396	3,305
Creditors: amounts falling due within one year	18	(82)	(17)	(1,583)	(1,636)
Net current (liabilities)/assets		(75)	(14)	1,813	1,669
Total assets less current liabilities		3,204	3,153	4,797	4,795
Convertible bonds		(213)	(196)	(332)	(309)
Other borrowings		–	–	(948)	(1,119)
Other creditors		–	(226)	(28)	(36)
Creditors: amounts falling due after more than one year	19	(213)	(422)	(1,308)	(1,464)
Provisions for liabilities and charges	25	–	–	(605)	(522)
Accruals and deferred income
Regional development and other grants		–	–	(40)	(40)
		2,991	2,731	2,844	2,769
Capital and reserves
Called up share capital	26	1,696	1,565	1,696	1,565
Share premium account	27	167	7	167	7
Statutory reserve	27	–	–	2,338	2,338
Other reserves	27	796	796	201	201
Profit and loss account	27	332	363	(1,605)	(1,389)
Shareholders’ funds – equity interests	27	2,991	2,731	2,797	2,722
Minority interests
Equity interests in subsidiary undertakings		–	–	47	47
		2,991	2,731	2,844	2,769
Approved by the Board and signed on its behalf by:
P Varin
D M Lloyd
18 March 2004
Notes and related statements forming part of these accounts appear on pages 67 to 112.

Corus Annual Report & Accounts 2003 63
Return to contents page

Statement of total recognised gains and losses
	2003	2002	2001
For the financial period ended 3 January 2004	£m	£m	£m
Loss for financial period	(305)	(458)	(419)
Exchange translation differences on foreign currency net investments:
Group	90	84	(58)
Joint ventures and associated undertakings	(1)	(1)	–
Total recognised losses relating to the period	(216)	(375)	(477)

There is no material difference between the results disclosed in the profit and loss account and the results on an unmodified historical cost basis.

Reconciliation of movements in shareholders’ funds
	2003	2002	2001
At 3 January 2004	£m	£m	£m
Shareholders’ funds at beginning of period	2,722	3,061	3,495
Loss for the period	(305)	(458)	(419)
Exchange translation differences on foreign currency net investments	89	83	(58)
Transfer of goodwill	–	33	40
New shares issued (net of issue costs)	291	3	3
Shareholders’ funds at end of period	2,797	2,722	3,061
Notes and related statements forming part of these accounts appear on pages 67 to 112.

64 Corus Annual Report & Accounts 2003
Return to contents page

Consolidated cash flow statement
		2003	2002	2001
For the financial period ended 3 January 2004	Note	£m	£m	£m
Net cash inflow from operating activities	31	224	41	172
Dividends from joint ventures and associated undertakings		4	8	9
Returns on investments and servicing of finance
Interest and other dividends received		15	15	16
Interest paid		(116)	(97)	(124)
Issue costs of new loans		(16)	(4)	–
Interest element of finance lease rental payments		(2)	(1)	(2)
Net cash outflow from returns on investments and servicing of finance		(119)	(87)	(110)
Taxation
UK corporation tax received		–	2	5
Overseas tax (paid)/received		(50)	(16)	8
Tax (paid)/received		(50)	(14)	13
Capital expenditure and financial investment
Purchase of tangible fixed assets		(163)	(176)	(167)
Sale of tangible fixed assets		82	112	37
Purchase of intangible fixed assets		–	(1)	–
Purchase of other fixed asset investments		–	(7)	(3)
Sale of other fixed asset investments		3	–	–
Loans to joint ventures and associated undertakings		(5)	–	–
Repayment of loans from joint ventures and associated undertakings		2	15	3
Net cash outflow from capital expenditure and financial investment		(81)	(57)	(130)
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	34	(17)	–	–
Net overdraft acquired with subsidiary undertakings and businesses		–	(5)	–
Investments in joint ventures and associated undertakings		(9)	(3)	(12)
Sale and exchange of businesses and subsidiary undertakings	34	5	2	52
Sale of joint ventures and associated undertakings		1	451	9
Net cash (outflow)/inflow from acquisitions and disposals		(20)	445	49
Equity dividends paid to shareholders		–	–	–
Net cash (outflow)/inflow before use of liquid resources and financing		(42)	336	3
Management of liquid resources
Net (purchase)/sale of short term investments		(96)	(28)	27
Net cash (outflow)/inflow from management of liquid resources		(96)	(28)	27
Financing
Issue of ordinary shares		307	3	–
Share issue expenses		(16)	–	–
Cash inflow from issue of ordinary shares		291	3	–
New loans		2	231	282
Repayment of borrowings		(144)	(508)	(333)
New finance leases		–	25	–
Capital element of finance lease rental payment		(1)	(14)	(9)
Decrease in debt		(143)	(266)	(60)
Net cash inflow/(outflow) from financing activities		148	(263)	(60)
Increase/(decrease) in cash in period		10	45	(30)
Notes and related statements forming part of these accounts appear on pages 67 to 112.

Corus Annual Report & Accounts 2003 65
Return to contents page

Reconciliation of net cash inflow/(outflow) to movement in net debt
	2003	2002	2001
For the financial period ended 3 January 2004	£m	£m	£m
Increase/(decrease) in cash	10	45	(30)
Increase/(decrease) in liquid resources	96	28	(27)
Decrease in debt	143	266	60
Issue costs of new loans	16	4	–
Change in net debt resulting from cash flows in period	265	343	3
Debt and liquid resources (acquired)/exchanged	–	(4)	103
Effect of foreign exchange rate changes	(41)	(24)	10
Other non cash changes	(1)	9	–
Movement in net debt in period	223	324	116
Net debt at beginning of period	(1,236)	(1,560)	(1,676)
Net debt at end of period	(1,013)	(1,236)	(1,560)
Analysis of net borrowings
		Acquisitions
		(excluding		Exchange	Other			Exchange	Other
		cash and	Cash	rate	non cash		Cash	rate	non cash
	2001	overdrafts)	flow	changes	changes	2002	flow	changes	changes	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	173	–	54	3	–	230	8	4	–	242
Bank overdrafts	(27)	–	(9)	–	–	(36)	2	–	–	(34)
Increase in cash		–	45				10
Short term investments:
Deposits within 3 months of maturity when acquired	4	–	35	–	–	39	91	2	–	132
Other short term deposits	7	–	(7)	1	–	1	5	–	–	6
Increase in liquid resources		–	28				96
Long term borrowings	(1,586)	(2)	216	(23)	9	(1,386)	133	(45)	59	(1,239)
Other loans	(101)	(2)	65	(3)	–	(41)	25	(2)	(60)	(78)
Obligations under finance leases	(30)	–	(11)	(2)	–	(43)	1	–	–	(42)
(Increase)/decrease in debt		(4)	270				159
	(1,560)	(4)	343	(24)	9	(1,236)	265	(41)	(1)	(1,013)
Notes and related statements forming part of these accounts appear on pages 67 to 112.

66 Corus Annual Report & Accounts 2003
Return to contents page

Presentation of accounts and accounting policies

I Basis of preparation

The accounts have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards in the UK. They show the accounts of the Company itself and the consolidated accounts of the Group. There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. All accounting policies of the Group have been consistently applied for all the periods presented.

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

On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any difference between the purchase consideration and these fair values is treated as goodwill. Until 28 March 1998 all goodwill was written off or credited to reserves immediately.

As from the financial year ended 3 April 1999, positive goodwill is capitalised and amortised over its estimated useful economic life up to a maximum of 20 years. Negative goodwill is recognised in the profit and loss account in line with the periods in which the assets acquired are depreciated. Any goodwill that was written off or credited immediately to reserves up until 28 March 1998 has not been reinstated. However, it is transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related.

Corus Group plc acquired Corus UK Limited in 1999 under a Scheme of Arrangement of Corus UK Limited within section 425 of the Companies Act 1985 (the ‘Act’). This was accounted for under the principles of merger accounting, although it did not satisfy all the conditions required by Schedule 4 of the Act. In the opinion of the directors, the Scheme of Arrangement was a Group restructuring rather than an acquisition since the shareholders of Corus Group plc were the same as the former shareholders of Corus UK Limited and the relative rights of each shareholder were unchanged. So, the directors consider if merger accounting had not been used these accounts would not give a true and fair view of the Group’s results and financial position as demanded by section 227(6) of the Act and have accordingly adopted a true and fair override. It is not considered practical to quantify the effect of the departure from the requirement of Schedule 4A.

III Turnover

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods. Revenue excludes VAT and similar taxes.

IV Rationalisation and related measures and environmental remediation

Provisions are made for rationalisation and related measures and environmental remediation when an obligation exists for a future liability in respect of past events and where the obligation can be reliably estimated. This involves a series of management judgements and estimates which are based on past experience of similar events and third party advice where applicable. In particular restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date.

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

Corus Annual Report & Accounts 2003 67
Return to contents page

Presentation of accounts and accounting policies

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

VIII Deferred taxation

The Group makes full provision for deferred tax arising from timing differences between the recognition of gains and losses in the accounts and their recognition in tax computations. Deferred tax assets are only recognised to the extent that they are recoverable against future taxable profits. Deferred tax assets and liabilities are discounted at the risk free rate appropriate for each relevant tax jurisdiction. Deferred tax debit and credit balances are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity can reduce the taxable profits of another.

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

X Derivative financial instruments

The Group uses a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price and foreign currency risks connected to contracted sales and purchases or existing assets and liabilities. The Group does not hold or issue derivative financial instruments for trading purposes.

The Group uses forward contracts and commodity futures, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options are translated into sterling at contract rates. No account is taken of the potential but unrealised profits or losses on open forward contracts or options which are intended as a hedge against future contracted transactions; such profits and losses are accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the profit and loss account. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in the profit and loss account.

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

XII Tangible fixed assets

Tangible fixed assets are recorded at original cost less accumulated depreciation. If assets are constructed by the Group, related works and incremental overhead amounts are included in cost. Commissioning costs and interest attributable to expenditure on assets in course of construction are written off to the profit and loss account as incurred. Tangible fixed assets financed by leasing arrangements that approximate to the loan of money and in which the Group enjoys substantially all the risks and rewards of ownership (finance leases) are treated as if they have been purchased and the corresponding capital cost is shown as an obligation to the lessor. Leasing payments are treated as consisting of a capital element and finance cost; the capital element reducing the obligation to the lessor and the finance cost being written off to the profit and loss account over the period of the lease. Operating lease costs are charged to the profit and loss account as incurred.

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.

Repairs and renewals are charged to the profit and loss account as incurred.

68 Corus Annual Report & Accounts 2003
Return to contents page

Presentation of accounts and accounting policies

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

The estimated useful lives for the main categories of fixed assets are:
Freehold and long leasehold buildings which house plant, and other works buildings		25 years
Other freehold and long leasehold buildings		50 years
Plant and machinery:
Iron and steelmaking	maximum	25 years
IT equipment	maximum	8 years
Office equipment and furniture		10 years
Motor vehicles		4 years
Other	maximum	15 years
Goodwill	maximum	20 years
Patents and trademarks		4 years

Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. These reviews assess the recoverable amount by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied in the period, of 9.5%, was based upon the Group’s long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units.

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

XV Own shares held under trust

The amount recorded in the balance sheet for shares in the Company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) Abstract 17 not to apply the requirement therein to Inland Revenue approved savings-related share option schemes and equivalent overseas schemes. In 2004 the Group will be required to adopt UITF 38 with these own shares shown as a deduction from shareholders’ funds.

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

Differences between the amounts funded and amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. This accounting policy follows the principles of SSAP 24. As indicated on page 30 of the Review of the period the measurement criteria of FRS 17 have not been adopted early, although the transitional disclosure requirements have been made.

Corus Annual Report & Accounts 2003 69
Return to contents page

Notes to the accounts
1. Segmental analysis
Turnover by location of Group entity is set out below:
	Joint venture turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom turnover	58	50	45
European Union (excluding UK) turnover	130	108	105
Europe (excluding EU) turnover	61	61	72
North America turnover	–	–	3
Other areas	1	–	–
Total turnover	250	219	225

	Group turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom gross turnover	3,633	3,267	3,573
Less: inter-segment turnover	(426)	(286)	(323)
	3,207	2,981	3,250
European Union (excluding UK) gross turnover	3,844	3,454	3,534
Less: inter-segment turnover	(272)	(259)	(184)
	3,572	3,195	3,350
Europe (excluding EU) gross turnover	205	165	215
Less: inter-segment turnover	(42)	(34)	(31)
	163	131	184
North America gross turnover	591	671	723
Less: inter-segment turnover	(1)	(32)	(53)
	590	639	670
Central and South America gross turnover	3	3	3
Less: inter-segment turnover	(1)	(1)	(1)
	2	2	2
Asia gross turnover	402	228	230
Less: inter-segment turnover	(2)	(2)	(1)
	400	226	229
Australasia gross turnover	19	14	14
Total turnover	7,953	7,188	7,699

Of the above the following relates to discontinued operations:
	Group turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom gross turnover	–	–	32
Less: inter-segment turnover	–	–	(17)
	–	–	15
Europe (excluding EU) gross turnover	–	–	60
Less: inter-segment turnover	–	–	(7)
	–	–	53
North America gross turnover	–	–	11
Other areas gross turnover	–	–	1
Total turnover	–	–	80

70 Corus Annual Report & Accounts 2003
Return to contents page

Notes to the accounts

1. Segmental analysis continued Geographical market analysis of turnover by destination is set out below:
	Joint venture turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom	54	53	42
European Union (excluding UK)	134	105	108
Europe (excluding EU)	61	61	72
North America	–	–	3
Other areas	1	–	–
	250	219	225

	Group turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom	2,148	2,071	2,291
European Union (excluding UK)	3,790	3,337	3,539
Europe (excluding EU)	363	321	360
North America	781	881	889
Central and South America	83	44	63
Africa	86	81	104
Asia	669	429	426
Australasia	33	24	27
	7,953	7,188	7,699
Included above:
Exports from the United Kingdom	1,566	1,304	1,384
Sales to joint ventures and associated undertakings	143	135	137

Of the above the following relates to discontinued operations:
	Group turnover
	2003	2002	2001
	£m	£m	£m
United Kingdom	–	–	9
European Union (excluding UK)	–	–	47
Europe (excluding EU)	–	–	6
North America	–	–	12
Asia	–	–	5
Australasia	–	–	1
	–	–	80

Corus Annual Report & Accounts 2003 71
Return to contents page

Notes to the accounts

1. Segmental analysis continued
Business segment analysis of turnover is set out below:
	Joint venture turnover
	2003	2002	2001
	£m	£m	£m
Carbon steel	250	219	217
Stainless steel – discontinued operations	–	–	8
	250	219	225

	Group turnover
	2003	2002	2001
	£m	£m	£m
Carbon steel	6,972	6,231	6,534
Aluminium	981	957	1,085
Stainless steel – discontinued operations	–	–	80
	7,953	7,188	7,699

Historical turnover on the stainless steel segment related entirely to sales of the subsidiary Avesta Sheffield AB (publ), and the Group’s share of the sales of its joint ventures. Avesta Sheffield AB (publ) was only a subsidiary of the Group until 22 January 2001, when it was merged with the stainless steel activities of Outokumpu Oyj to form the associate AvestaPolarit Oyj Abp. As it was an associate, turnover of the newly formed entity was not included in the analysis above. During 2002 the investment in AvestaPolarit Oyj Abp was disposed of. Hence all stainless steel segmental analyses are shown as discontinued.

Business segment analysis of loss on ordinary activities before interest is set out below:
	Loss on ordinary activities before interest
	2003	2002	2001
	£m	£m	£m
Group:
Carbon steel	(233)	(467)	(446)
Aluminium	25	21	58
Stainless steel – discontinued operations	–	–	3
Group operating loss	(208)	(446)	(385)
Share of operating results of joint ventures and associated undertakings:
Carbon steel	9	4	10
Stainless steel – discontinued operations	–	17	2
Total operating loss	(199)	(425)	(373)
Profit/(loss) on disposal of fixed assets:
Carbon steel	48	96	17
Aluminium	(1)	–	–
(Loss)/profit on disposal of group undertakings:
Carbon steel	(2)	7	2
Aluminium	–	60	–
Stainless steel – discontinued operations	–	(48)	–
Loss on ordinary activities before interest	(154)	(310)	(354)

Until 22 January 2001, 100% of the operating result of Avesta Sheffield AB (publ) was included in the stainless steel segment of the Group operating loss. From that date, the Group’s 23% share of the results of AvestaPolarit Oyj Abp is shown in the share of operating results from associated undertakings. As noted above, during 2002 the investment in AvestaPolarit Oyj Abp was disposed of and therefore all stainless steel segmental analyses are shown as discontinued.

Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

72 Corus Annual Report & Accounts 2003
Return to contents page

Notes to the accounts

1. Segmental analysis continued Geographical market analysis of loss on ordinary activities before interest by location of Group entity is set out below: Loss on ordinary activities before interest
	2003	2002	2001
	£m	£m	£m
Group:
United Kingdom	(293)	(453)	(408)
European Union (excluding UK)	110	(13)	34
Europe (excluding EU)	6	(1)	7
North America	(38)	16	(22)
Other areas	7	5	4
Group operating loss	(208)	(446)	(385)
Share of operating results of joint ventures and associated undertakings:
United Kingdom	4	5	5
European Union (excluding UK)	5	16	5
North America	–	–	2
Total operating loss	(199)	(425)	(373)
Profit on disposal of fixed assets:
United Kingdom	34	96	17
European Union (excluding UK)	13	–	–
(Loss)/profit on disposal of group undertakings:
United Kingdom	–	–	2
Europe (excluding EU)	–	(41)	–
North America	(2)	60	–
Loss on ordinary activities before interest	(154)	(310)	(354)
Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual geographical segments.
Of the above, the following relates to discontinued operations:
	Profit on ordinary activities before interest
	2003	2002	2001
	£m	£m	£m
Group:
Europe (excluding EU)	–	–	3
Group operating profit	–	–	3
Share of operating results of joint ventures and associated undertakings:
Europe (excluding EU)	–	17	2
Profit on ordinary activities before interest	–	17	5

Corus Annual Report & Accounts 2003 73
Return to contents page

Notes to the accounts

1. Segmental analysis continued
Tangible fixed assets and net assets by business segment are set out below:
	Tangible fixed assets		Net assets
	2003	2002	2003	2002
	£m	£m	£m	£m
Company and subsidiary undertakings:
Carbon steel	2,331	2,508	3,266	3,452
Aluminium	398	363	492	462
	2,729	2,871	3,758	3,914
Joint ventures and associated undertakings:
Carbon steel			99	91
			99	91
			3,857	4,005
Net debt			(1,013)	(1,236)
			2,844	2,769

Net debt is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Tangible fixed assets and net assets by location of Group entity are set out below:

	Tangible fixed assets		Net assets
	2003	2002	2003	2002
	£m	£m	£m	£m
Company and subsidiary undertakings:
United Kingdom	1,184	1,313	1,757	1,880
European Union (excluding UK)	1,372	1,335	1,750	1,733
Europe (excluding EU)	35	39	43	41
North America	128	174	189	245
Other areas	10	10	19	15
	2,729	2,871	3,758	3,914
Joint ventures and associated undertakings:
United Kingdom			23	24
European Union (excluding UK)			68	55
Europe (excluding EU)			6	7
North America			–	3
Other areas			2	2
			99	91
			3,857	4,005
Net debt			(1,013)	(1,236)
			2,844	2,769
Net debt is managed centrally for the Group as a whole and so is not directly attributable to individual geographical segments.

74 Corus Annual Report & Accounts 2003
Return to contents page
Notes to the accounts
2. Operating costs
	2003	2002	2001
	£m	£m	£m
Costs by type:
Continuing operations:
Raw materials and consumables	3,516	3,339	3,503
Maintenance costs (excluding own labour)	696	682	703
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,296	1,209	1,263
Employment costs (Note 4)	1,745	1,568	1,620
Depreciation and amortisation	371	452	386
Regional development and other grants released	(7)	(7)	(10)
Other operating costs (including rents, rates, insurance and general expenses)	559	436	534
Changes in stock of finished goods and work in progress	3	(34)	54
Own work capitalised	(18)	(11)	(46)
	8,161	7,634	8,007
Discontinued operations:
Raw materials and consumables	–	–	36
Maintenance costs (excluding own labour)	–	–	3
Other external charges (including fuels and utilities, hire charges and carriage costs)	–	–	9
Employment costs (Note 4)	–	–	13
Other operating costs (including rents, rates, insurance and general expenses)	–	–	9
Changes in stock of finished goods and work in progress	–	–	7
	8,161	7,634	8,084
Costs by function:
Continuing operations:
Costs of goods sold	7,305	6,925	7,250
Selling, general and administrative expenses	714	656	749
Exceptional items (Note 3)	142	53	8
	8,161	7,634	8,007
Discontinued operations:
Costs of goods sold	–	–	77
	8,161	7,634	8,084

Exceptional items principally relate to costs of goods sold.

	Operating costs	Exceptional
	before exceptional	items
	items	(Note 3)	Total
	£m	£m	£m
The above costs in the 12 months to 3 January 2004 include:
Raw materials and consumables	3,516	–	3,516
Maintenance costs (excluding own labour)	696	–	696
Other external charges	1,296	–	1,296
Employment costs (Note 4)	1,694	51	1,745
Depreciation and amortisation	323	48	371
Regional development and other grants released	(7)	–	(7)
Other operating costs	516	43	559
Changes in stock of finished goods and work in progress	3	–	3
Own work capitalised	(18)	–	(18)
	8,019	142	8,161

Corus Report & Accounts 2003 75
Return to contents page

Notes to the accounts
2. Operating costs continued
	2003	2002	2001
	£m	£m	£m
The above costs are stated after including:
Purchases from joint ventures and associated undertakings	66	40	25
Amortisation of intangible fixed assets	9	34	12
Depreciation of owned assets	313	334	367
Accelerated depreciation of owned assets	47	82	5
Depreciation of assets held under finance leases	2	2	2
Operating leases:
Plant and machinery	54	53	50
Leasehold property	38	29	22
Costs of research and development (gross)	69	71	66
Recoveries on research and development	(7)	(6)	(6)
Provision for doubtful debts	8	4	4
Transaction costs of merger and disposal activities	–	23	–
Break fee payable to Pechiney S.A.	14	–	–
Costs of renegotiating the syndicated bank facility	23	–	–
Final insurance settlement for Port Talbot blast furnace	(23)	–	–

The 2003 operating result is also stated after including a net charge of £20m in relation to the impact of costs and lost contribution associated with the conveyor fire at Scunthorpe works.

Remuneration of Group’s auditors
	2003	2002	2001
	£000	£000	£000
In respect of the audit:
Corus Group plc	10	10	10
Subsidiary undertakings:
Corus UK Limited	867	781	783
Other subsidiary undertakings: Group auditors	2,017	1,966	1,963
Other subsidiary undertakings: non-Group auditors	–	–	75
	2,894	2,757	2,831
Amounts paid to Group auditors in respect of other work:
Audit related	2,653	2,390	370
Tax	1,046	1,237	1,120
Other	67	181	543
	3,766	3,808	2,033
	6,660	6,565	4,864

Audit related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. These fees for 2003 include work in connection with the placing and open offer, renegotiation of the Group’s syndicated loan facility and other consultations in relation to financial accounting and reporting standards.

Tax fees include fees billed for corporate tax compliance services, tax advisory services and expatriate tax compliance and advisory services.

Other fees relate to training and other one-off projects.

76 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
3. Rationalisation and impairment exceptional items
	2003	2002	2001
	£m	£m	£m
Credits for rationalisation and related measures:
Redundancy and related costs	(7)	(22)	(48)
Accelerated depreciation	(12)	(14)	–
Other asset write downs	(1)	(5)	(13)
Other rationalisation costs	(16)	(45)	–
	(36)	(86)	(61)
Provision for rationalisation and related measures:
Redundancy and related costs	58	8	39
Accelerated depreciation	59	96	5
Accelerated amortisation	1	23	–
Other asset write downs	16	2	–
Other rationalisation costs	44	10	25
	178	139	69
	142	53	8

	2003	2002	2001
	£m	£m	£m
The net charge in each period may be analysed by business segment as follows:
Carbon steel	137	45	10
Aluminium	5	8	(2)
	142	53	8

Exceptional items in 2003 principally relate to redundancy and related costs in respect of the restructuring of UK assets and accelerated depreciation to reflect an impairment to the value in use of fixed assets arising from continuing losses. The net charge also includes costs associated with the closure of the electro-zinc line at Shotton. Further details are provided in the Review of the period on pages 11 and 12 and in Note 25.

  4. Employees
	2003	2002	2001
	£m	£m	£m
The total employment costs of all employees (including directors) in the Group were:
Continuing operations:
Wages and salaries	1,453	1,370	1,366
Social security costs	176	165	215
Other pension costs (Note 32)	65	47	48
Redundancy and related costs (Note 3)	51	(14)	(9)
	1,745	1,568	1,620
Discontinued operations:
Wages and salaries	–	–	9
Social security costs	–	–	3
Other pension costs (Note 32)	–	–	1
	1,745	1,568	1,633

	2003	2002	2001
The average weekly number of employees by business segment on the Group’ payroll during the period were:
Carbon steel	44,600	45,800	49,400
Aluminium	5,700	5,800	5,800
Stainless steel – discontinued operations	–	–	400
	50,300	51,600	55,600

Corus Report & Accounts 2003 77
Return to contents page

Notes to the accounts
4. Employees continued
	2003	2002	2001
The average weekly number of employees by geogaphical segment on the Group’s payroll during the period were:
United Kingdom	25,100	25,900	28,800
Netherlands	11,600	11,900	12,400
Germany	6,200	6,450	6,700
Other areas	7,400	7,350	7,700
	50,300	51,600	55,600

5. Share of results of joint ventures and associated undertakings
	2003	2002	2001
	£m	£m	£m
Continuing operations:
Share of operating results:
Joint ventures	7	5	10
Associated undertakings	2	(1)	–
	9	4	10
Discontinued operations:
Share of operating results:
Associated undertakings	–	20	14
Share of exceptional items:
Associated undertakings	–	–	(5)
Amortisation of goodwill:
Associated undertakings	–	(3)	(7)
Total net share of operating results	9	21	12
Net interest payable:
Joint ventures	(2)	(1)	(2)
Associated undertakings	(1)	(1)	(3)
Share of results before taxation	6	19	7
Taxation (Note 7)	(1)	(6)	(5)
Share of results after taxation	5	13	2
Receivable in dividends:
Subsidiary undertakings	(4)	(8)	(11)
Retained (Note 13)	1	5	(9)

6. Net interest and investment income
	2003	2002	2001
	£m	£m	£m
Interest receivable	13	17	15
	13	17	15
Interest payable and similar charges:
Bank loans and overdrafts	(29)	(26)	(35)
Other interest payable	(80)	(82)	(81)
	(109)	(108)	(116)
Finance leases	(2)	(1)	(2)
	(111)	(109)	(118)
Net interest and investment income	(98)	(92)	(103)

78 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
7. Taxation
	2003	2002	2001
	£m	£m	£m
Taxation based on loss on ordinary activities for the period:
The Group:
UK corporation tax at 30%	3	2	25
Double tax relief	(3)	(2)	(25)
UK prior year (credit)/charge	(3)	(3)	1
Overseas prior year charge/(credit)	8	19	(7)
Overseas taxes	38	15	28
Current tax	43	31	22
Origination and reversal of timing differences	(9)	(31)	(81)
Reassessment of opening asset	–	73	–
Increase/(decrease) in discount	9	(2)	23
UK deferred tax	–	40	(58)
Origination and reversal of timing differences	15	(29)	(17)
(Increase)/decrease in discount	(6)	13	5
Overseas deferred tax	9	(16)	(12)
	52	55	(48)
Joint ventures (Note 5)	1	2	3
Associated undertakings (Note 5)	–	4	2
	53	61	(43)
The current tax charge reconciles with the standard rate of UK corporation tax as follows:
Tax on Group result before results of joint ventures and associated undertakings at standard rate 30%	(78)	(127)	(141)
Temporary differences between taxable and accounting profit:
Accelerated capital allowances	25	39	(5)
Other timing differences	3	(7)	95
Prior year charge/(credit)	5	16	(6)
Permanent differences	88	110	79
	43	31	22

The total taxation charge/(credit) in future periods will be influenced by a number of factors including changes to the corporation tax rates in force in the countries in which the Group operates. In addition current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation of tangible fixed assets. The deferred tax charge will also be subject to the value of the deferred tax asset recognised for tax losses recoverable against future taxable profits within a time horizon that the directors consider more likely than not to occur (see Note 15). There is no tax effect of the exceptional items relating to the profit on sale of fixed assets and the profit on disposal of Group undertakings as shown on the face of the profit and loss account.

8. Result of the Company

Of the Group loss after taxation, a loss of £31m (2002: loss of £19m; 2001: profit of £23m) is attributable to the Company. The Company has taken advantage of the exemption under section 230 of the Companies Act 1985 allowing it not to present its own profit and loss account.

9. Dividends

	2003	2002	2001
	£m	£m	£m
On ordinary shares:
Interim dividend of nil (2002: nil; 2001: nil) per share	–	–	–
Proposed final dividend of nil (2002: nil; 2001: nil) per share	–	–	–
	–	–	–

Corus Report & Accounts 2003 79
Return to contents page

Notes to the accounts
10. Earnings per ordinary share

The loss per share has been calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. As required by FRS 14 ‘Earnings per share’, the weighted average number of shares used to calculate the basic loss per share has been restated for both 2002 and 2001. This is to reflect the bonus multiple of 1.029 inherent in the placing and open offer in December 2003. Further details of the placing and open offer are set out on page 91. Both the basic and diluted loss have been calculated as follows:

		Restated	Restated
	2003	2002	2001
	No. m	No. m	No. m
Weighted average number of shares in issue during the period and used to calculate:
Basic loss per share	3,297	3,218	3,213
Dilutive effects of share options	1	21	23
Dilutive effects of 4.625% convertible debenture 2007	97	97	97
Dilutive effects of 3% convertible bond 2007	234	234	–
Diluted loss per share	3,629	3,570	3,333

	2003	2002	2001
	£m	£m	£m
Loss during the period and used to calculate:
Basic loss per share	(305)	(458)	(419)
Finance costs of 4.625% convertible debenture 2007	5	4	5
Finance costs of 3% convertible bond 2007	6	6	–
Taxation effect of these dilutions	(3)	(3)	(2)
Diluted loss per share	(297)	(451)	(416)

The Trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust’s holding of shares in the Company, and therefore these shares are not included in the calculation of earnings per share.

11. Intangible fixed assets
		The Group
	Patents and
	trademarks	Goodwill	Total
	£m	£m	£m
Cost at beginning of period	5	157	162
Exchange translation differences	1	1	2
Cost at end of period	6	158	164
Amortisation at beginning of period	3	54	57
Charge for the period	1	7	8
Accelerated amortisation (Note 3)	–	1	1
Exchange translation differences	1	1	2
Amortisation at end of period	5	63	68

Net book value at 3 January 2004	1	95	96

Net book value at 28 December 2002	2	103	105

The goodwill arising on the acquisition of Corus Nederland BV is being amortised on a straight line basis over 15 years. Goodwill in respect of other acquisitions made is being amortised on a straight line basis of up to 20 years. These are the periods over which the directors estimate that the values of the businesses acquired are expected to exceed the value of their underlying assets.

80 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
12. Tangible fixed assets
		The Group
	Land and buildings	Plant and machinery	Assets in course of construction	Total
	£m	£m	£m	£m
Cost at beginning of period	1,119	7,204	158	8,481
Additions	2	76	85	163
Disposals	(23)	(146)	–	(169)
Exchange translation differences	27	92	7	126
Transfers and other movements	7	109	(116)	–
Cost at end of period	1,132	7,335	134	8,601
Depreciation at beginning of period	616	5,258	–	5,874
Charge for the period	35	280	–	315
Accelerated depreciation (Note 3)	20	27	–	47
Disposals	(13)	(143)	–	(156)
Exchange translation differences	8	27	–	35
Depreciation at end of period	666	5,449	–	6,115
Net book value at 3 January 2004	466	1,886	134	2,486
Loose plant, tools and spares (net book value)				243
				2,729
Net book value at 28 December 2002	503	1,946	158	2,607
Loose plant, tools and spares (net book value)				264
				2,871

(i)	Included above are fully depreciated assets with an original cost of £1,977m (2002: £2,070m) which are still in use. In addition, there are fully depreciated assets with an original cost of £294m (2002: £453m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere in the business.
		2003	2002
		£m	£m
(ii)	The net book value of land and buildings comprises:
	Freehold	443	478
	Long leasehold (over 50 years unexpired)	6	7
	Short leasehold	17	18
		466	503
	Which may be further analysed as:
	Assets held under finance leases:
	Cost	42	40
	Accumulated depreciation	(6)	(4)
		36	36
	Owned assets	430	467
		466	503
(iii)	The net book value of plant and machinery comprises:
	Assets held under finance leases:
	Cost	29	31
	Accumulated depreciation	(28)	(30)
		1	1
	Owned assets	1,885	1,945
		1,886	1,946
(iv)	The net book value of loose plant, tools and spares comprises:
	Cost	587	604
	Accumulated depreciation and provisions	(344)	(340)
		243	264

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of tangible fixed assets.

Corus Report & Accounts 2003 81
Return to contents page

Notes to the accounts
13. Fixed asset investments
			The Company
			Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
Cost at beginning of period			3,167	–	3,167
Additions			–	112	112
Cost and net book value at 3 January 2004			3,167	112	3,279

Cost and net book value at 28 December 2002			3,167	–	3,167

			The Group
	Interests in joint ventures and associated undertakings	Loans to joint ventures and associated undertakings (Note 21)	Other investments (Note 21)	Other loans (Note 21)	Total
	£m	£m	£m	£m	£m
Cost at beginning of period	84	2	50	7	143
Additions and transfers	9	5	–	–	14
Disposals	(2)	(2)	–	(3)	(7)
Exchange translation differences	5	–	–	1	6
Cost at 3 January 2004	96	5	50	5	156
Share of post acquisition reserves at beginning of period	10	–	–	–	10
Share of results in period retained	1	–	–	–	1
Disposals	(2)	–	–	–	(2)
Exchange translation differences	(1)	–	–	–	(1)
Share of post acquisition reserves at end of period	8	–	–	–	8
Provisions at beginning of period	3	–	–	–	3
Additions	2	–	–	–	2
Provisions at 3 January 2004	5	–	–	–	5
Net book value at 3 January 2004	99	5	50	5	159

Net book value at 28 December 2002	91	2	50	7	150

(i)	The Group owns 22,832 of its own shares (nominal value: £2,283; market value: £7,249) that are held in a QUEST to satisfy future exercise of options under the Corus Sharesave Scheme.
(ii)	Additions to interests in joint ventures and associated undertakings include £3m of goodwill on the acquisition of additional shares in Segal SCRL (see Note 34).
(iii)	The Company’s main subsidiaries and investments are listed in Note 36.

14. Stocks
	The Group
	2003	2002
	£m	£m
Raw materials and consumables	511	472
Work in progress	410	387
Finished goods and goods for resale	483	478
	1,404	1,337

82 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
15. Debtors: amounts falling due after more than one year
	The Company		The Group
	2003	2002	2003	2002
	£m	£m	£m	£m
Deferred tax assets	3	3	143	137
Prepaid pension costs (Note 32)	–	–	336	320
	3	3	479	457

	The Company		The Group
	2003	2002	2003	2002
	£m	£m	£m	£m
The movement on the deferred tax assets is as follows:
At beginning of period	3	3	137	177
Profit and loss account	–	–	3	(40)
Exchange translation differences	–	–	2	–
Reclassifications from provisions	–	–	1	–
At end of period	3	3	143	137

	The Company		The Group
	2003	2002	2003	2002
	£m	£m	£m	£m
The deferred tax assets are made up as follows:
Pension prepayment	–	–	(24)	(27)
Accelerated capital allowances	–	–	(107)	(170)
Tax losses	3	3	216	264
Other timing differences	–	–	62	67
	3	3	147	134
Discount	–	–	(4)	3
	3	3	143	137

The deferred tax assets of £143m (2002: £137m), which mainly arise in the UK, are recoverable against future forecast taxableprofits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not beenrecognised in respect of total tax losses with a value of £1,749m (2002: £1,390m). These include UK losses of £1,197m (2002:£831m). The increase in the value of UK losses not recognised comprises current year losses of £224m and previously recognised losses of £142m.

16. Debtors: amounts falling due within one year
	The Company		The Group
	2003	2002	2003	2002
	£m	£m	£m	£m
Trade debtors	–	–	1,020	1,041
Less allowances for doubtful debts	–	–	(50)	(46)
	–	–	970	995
Amounts owed by joint ventures	–	–	29	26
Amounts owed by associated undertakings	–	–	3	5
UK corporation tax	–	–	5	6
Overseas taxation	–	–	8	36
Other debtors	–	–	118	173
Dividends due from subsidiary undertakings	4	–	–	–
	4	–	1,133	1,241

Corus Report & Accounts 2003 83
Return to contents page
Notes to the accounts

16. Debtors: amounts falling due within one year continued

On 18 April 2002, Corus launched a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade debtors to a third party which is funded ultimately in the commercial paper markets.

Cash advanced, as non-returnable proceeds, against this pool takes into account, inter alia, the risks that may be attached to the debtors and the expected collection period. Under FRS 5 ‘Reporting the substance of transactions’ the cash advanced has been offset against the assigned trade debtors in a linked presentation on the face of the balance sheet. Included within debtors due within one year are the following amounts:

	The Group
	2003 £m	2002 £m
Securitised gross trade debtors	338	293
Less non-returnable proceeds	(215)	(181)
Net securitised trade debtors	123	112
Other trade debtors	847	883
Total trade debtors	970	995

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

17. Short term investments
			The Group
			2003 £m	2002 £m
Short term investments include:
Deposits within 3 months of maturity when acquired			132	39
Other short term deposits			6	1
			138	40

18. Creditors: amounts falling due within one year
	The Company		The Group
	2003 £m	2002 £m	2003 £m	2002 £m
Bank overdrafts (Note 20)	–	–	34	36
6.75% Debenture stock 2004 (Note 20)	–	–	64	–
Other loans (Note 20)	3	3	14	41
Obligations under finance leases (Note 20)	–	–	1	1
Trade creditors	–	–	986	1,047
Amounts owed to subsidiary undertakings	70	–	–	–
Amounts owed to joint ventures	–	–	4	4
Amounts owed to associated undertakings	–	–	2	2
Overseas taxes	–	–	94	121
Other taxation and social security	–	–	43	44
Other creditors	9	14	341	340
	82	17	1,583	1,636

Amounts owed to subsidiary undertakings represent short term loans.

Loans of £164m (2002: £283m) drawn down under syndicated facilities extending to 2006 have been included in the Group value of Creditors: amounts falling due after more than one year, as amounts borrowed for short term periods may effectively be renewed at the Company’s option. Interest has been charged at rates varying between 2.8% and 8.0% (2002: 2.9% and 6.1%) on those loans during the year.

Other creditors include amounts provided in respect of interest, capital expenditure, insurances, holiday pay, other employment costs and sundry other items.

84 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

19. Creditors: amounts falling due after more than one year
	The Company		The Group
	2003 £m	2002 £m	2003 £m	2002 £m

Borrowings (Note 20):
6.75% Debenture stock 2004	–	–	–	60
5.375% Eurobond 2006	–	–	279	257
3% Unsubordinated convertible bond 2007 (Note 26)	213	196	213	196
4.625% Subordinated convertible debenture loan 2007 (Note 26)	–	–	119	113
5.625% Debenture stock 2008	–	–	95	87
6.75% Bonds 2008	–	–	198	198
11.5% Debenture stock 2016	–	–	150	150
Bank and other loans	–	–	185	325
Obligations under finance leases	–	–	41	42
	213	196	1,280	1,428
Amounts owed to subsidiary undertakings	–	226	–	–
Other creditors	–	–	28	36
	213	422	1,308	1,464

Amounts owed to subsidiary undertakings by the Company represent loans with no fixed repayment date.
	The Group
	2003 £m	2002 £m
An analysis of other creditors by currency is set out below:
Sterling	25	33
Euros	1	2
US Dollars	1	1
Other	1	–
	28	36

These other creditors are due for repayment after five years and are not subject to interest.
20. Borrowings and finance leases
(i) The currency and interest exposure of gross borrowings of the Group at 3 January 2004 is as follows:
	2003				2002
	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m

Sterling	377	19	–	396	378	151	–	529
US Dollars	–	159	–	159	4	175	–	179
Euros	791	17	9	817	733	14	12	759
Other	16	5	–	21	16	23	–	39
	1,184	200	9	1,393	1,131	363	12	1,506

					2003		2002
					Weighted average fixed interest rate %	Weighted average time for which rate is fixed years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed years

Sterling					8.8	8.4	8.6	9.5
US Dollars					–	–	3.0	0.6
Euros					4.8	2.8	4.8	3.9
Other					4.3	0.9	4.4	2.5

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings have a weighted average maturity of 1.5 years (2002: 2.5 years).

The weighted average interest rate on short term borrowings was 4.1% (2002: 4.6%) and on long term borrowings was 5.7% (2002: 6.1%).

Corus Report & Accounts 2003 85
Return to contents page

Notes to the accounts
20. Borrowings and finance leases continued
(ii) The maturity of borrowings is as follows:
		The Company		The Group
		2003 £m	2002 £m	2003 £m	2002 £m
	In one year or less or on demand	73	3	116	82
	Between one and two years	–	–	16	356
	Between two and three years	–	–	447	25
	Between three and four years	213	–	337	265
	Between four and five years	–	196	299	301
	More than five years	–	–	210	512
		286	199	1,425	1,541
	Less: amounts representing interest in future minimum lease payments	–	–	(32)	(35)
		286	199	1,393	1,506
	Amounts falling due within one year	73	3	113	78
	Amounts falling due after more than one year	213	196	1,280	1,428

(iii)	The maturity of undrawn committed borrowing facilities of the Group is as follows:
				2003 £m	2002 £m
	In one year or less (see (iv) below)			3	312
	Between one and two years			292	624
	More than two years			246	12
				541	948

	Total unutilised bank facilities at 3 January 2004 were £674m (2002: £1,140m).

(iv)	On 31 January 2001, Corus entered into a three year €2,400m bank facility. It substantially replaced all of the committed bank facilities of Corus UK Limited and Corus Nederland BV. This facility was reduced in stages until, as at 28 December 2002, the facility stood at €1,400m, with amounts drawn down of €455m. Subsequently, on 31 July 2003, the Company signed a new €1,200m banking facility to replace the one that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus’ working capital requirements. The principal terms of the new facility are:

	•	Committed funding of €1,200m until the end of January 2004, reducing to €1,000m until the end of June 2005; then €800m until the end of December 2005; and €600m until the end of June 2006.
•	Fixed security over shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland BV. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investments Limited. The amounts secured by the floating charges over Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap of 20% of tangible assets, consistent with the terms of the £150m 2016 debenture stock.

	•	Covenants (after allowing for impairment/restructuring costs):
		–	Group EBITDA/net interest cover shall not be less than: 2.0 until the end of December 2003; 2.5 until the end of June 2004; 3.0 until the end of December 2004; 3.5 until the end of December 2005; and 4.0 until the end of June 2006.
		–	Group net tangible worth shall not be less than £2,500m.
		–	Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.
		–	Group gearing (net debt/net tangible worth) shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.
–	Corus Nederland BV net consolidated tangible worth shall not be less than €2,000m, and Corus Nederland BV cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

On 11 December 2003, following receipt of monies under the placing and open offer, Corus voluntarily cancelled €200m of the committed funding available under the facility which was due to be reduced under the terms of the facility on 31 January 2004. The present commitment under the facility is €1,000m.

(v)	The 11.5% Debenture stock 2016 (see Note 19) is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UK Limited situated in the UK shall not be less than £2,000m.

(vi)	The other Bonds, Eurobond and other Debenture stock (see Notes 18 and 19) are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii)	The €307m 3% Guaranteed Convertible Unsubordinated Bonds due 2007, issued by the Company, are unconditionally and irrevocably guaranteed by Corus UK Limited.

86 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
21. Currency and interest rate profile of financial assets and liabilities
(i) The currencyand interest exposure of current financial assets of the Group at 3 January 2004 is as follows:

	Cash £m	Short term investments (Note 17) £m	2003 Total £m	Cash £m	Short term investments (Note 17) £m	2002 Total £m
Sterling	85	38	123	82	37	119
US Dollars	32	1	33	47	–	47
Euros	89	98	187	57	3	60
Swedish Kronor	5	–	5	3	–	3
Other currencies	31	1	32	41	–	41
	242	138	380	230	40	270
Floating interest rate	242	–	242	230	–	230
Fixed interest rate	–	138	138	–	40	40
	242	138	380	230	40	270

      Short term investments are deposits for periods not exceeding one year and the weighted average interest rate was 3.2% (2002: 3.6%).
      During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

(ii)	The currency and interest exposure of long term financial assets (Note 13) of the Group as at 3 January 2004 is as follows:
		2003				2002
		Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m
	Sterling	26	5	–	31	14	2	–	16
	US Dollars	1	1	–	2	7	–	1	8
	Euros	7	8	3	18	21	2	5	28
	Other	9	–	–	9	7	–	–	7
		43	14	3	60	49	4	6	59
	Loans in fixed asset investments				10				9
	Other fixed asset investments				50				50

						2003		2002
						Weighted average fixed interest rate %	Weighted average time for which rate is fixed years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed years
	Sterling					3.9	0.6	4.3	2.0
	US Dollars					5.6	17.2	5.4	11.2
	Euros					4.4	8.1	4.9	8.4
	Other					3.0	6.4	2.0	10.0
(iii)	Of the other fixed asset investments of £50m above, the following amounts are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group:

		2003		2002
		Book value £m	Market value £m	Book value £m	Market value £m
	UK listed investments	26	26	14	14
	Overseas listed investments	17	17	33	33
	Other investments	5	5	1	1
		48	48	48	48

(iv)	Contractual maturities of other fixed asset investments are as follows:
				2003 £m	2002 £m
	Within one year			25	11
	Between two and five years			5	12
	Greater than five years			12	23

Corus Report & Accounts 2003 87
Return to contents page

Notes to the accounts

21. Currency and interest rate profile of financial assets and liabilities continued

           The remaining instruments do not have contractual maturity dates. The fixed interest rates for investments range from nil to 8.0% (2002: 1.4% to 8.0%).

(v)	Details of financial liabilities are contained in Notes 20 and 25.
22. Currency analysis of net assets

The Group’s net assets by principal currency at 3 January 2004 are:
	2003				2002
	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net investment £m	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net investment £m

Sterling	1,775	123	(396)	1,502	1,904	119	(529)	1,494
US Dollars	85	33	(159)	(41)	141	47	(179)	9
Euros	1,810	187	(817)	1,180	1,778	60	(759)	1,079
Swedish Kronor	16	5	–	21	21	3	–	24
Other	171	32	(21)	182	161	41	(39)	163
	3,857	380	(1,393)	2,844	4,005	270	(1,506)	2,769

The Group’s policy is to protect the value following translation of assets denominated in foreign currency and therefore to hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra-effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy which was applied consistently throughout the period.

The Group hedges substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in the profit and loss account.

23. Financial instruments

In the ordinary course of business Corus uses certain financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and London Metal Exchange contracts. These inevitably involve elements of credit and market rate risk in excess of the amounts required to be recognised in the accounts.

Credit risk arises from the possible failure of counter-parties to meet their obligations under the instruments. However counter-parties are established banks and financial institutions with high credit ratings and Corus continually monitors each institution’s credit quality and limits as a matter of policy the amount of credit exposure to any one of them. The Group’s theoretical risk is the cost of replacement at current market prices of these transactions in the event of default by counter-parties. Management believes that the risk of incurring such losses is remote. Underlying principal amounts are not at risk.

Market risk arises as a consequence of fluctuations in foreign exchange rates, interest rates and commodity prices. The market risk associated with financial instruments is controlled by means of trading limits and monitoring systems. The instruments detailed below are employed as hedges of transactions included in the accounts or for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years.

The total value, being the sum of both sales and purchase contracts, of financial instruments with off-balance sheet risk are as follows:

	2003 £m	2002 £m
Foreign exchange contracts	810	983
Commodity futures and contracts	347	241

The contract or notional amounts of these instruments reflect the volume of activity in particular classes of financial instrument. They do not represent the considerably lower amount of credit and market risk to which the Group is exposed. Corus does not believe it is exposed to any material concentrations of credit risk. The fair market value of these instruments are presented in Note 24. Details of guarantees are given in Note 30.

88 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

24. Fair values of the Group’s financial instruments

The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Financial review on pages 33 and 34. Short term debtors and creditors have been excluded from all financial instruments disclosures.

	2003		2002
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial assets:
Cash and short term investments (i) (Note 17)	380	380	270	270
Loans to joint ventures and associated undertakings (ii) (Note 13)	5	5	2	2
Other loans (ii) (Note 13)	5	5	7	7
Other investments (iii) (Note 13)	50	50	50	50
Financial liabilities:
Short term borrowings (i) (Note 18)	(113)	(113)	(78)	(78)
Long term borrowings (iv) (Note 19)	(1,280)	(1,162)	(1,428)	(1,197)
Unrecognised financial instruments:
Foreign exchange contracts (v)	–	4	–	1
Commodity futures (v)	–	39	–	(3)
	(953)	(792)	(1,177)	(948)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of financial instruments.

Investment securities and long term borrowings are valued at market prices. The fair values of derivatives generally reflect the estimated amounts that the Group would receive or pay to terminate the contracts at 3 January 2004, thereby taking into account the current unrealised gains or losses of open contracts. Market rates are available for all of the Group’s derivatives.

(i)	The fair values of cash, short term investments and short term borrowings approximate to their book values due to their short term nature.
(ii)	For those loan investments, bearing either no interest or a floating rate of interest, it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest, unless there is a significant difference between the fixed rate and the rate at which the Group could make a similar loan in current conditions, it is deemed the carrying amount approximates to the fair value.

(iii)	Fair values of other investments are provided by independent fund managers, and are based on quoted market prices or dealer quotes.
(iv)	£200m (2002: £363m) of borrowings are with variable rate terms, for which carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,193m (2002: £1,143m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms.

(v)	The fair value of forward foreign exchange contracts and commodity futures is the net amount that the Group would receive or pay, after settlement of transactions already recorded in the balance sheet.

(vi)	Both short term and long term debtors and trade or other creditors, as well as provisions have fair values which approximate to their book values and are therefore excluded from the table.
The Group does not use any of the instruments mentioned above for the purposes of speculation. The following table shows the maturity profile of unrecognised gains and losses on hedges:
	Gains 2003 £m	Losses 2003 £m	Net total 2003 £m	Net total 2002 £m
Unrecognised gains/(losses) on hedges at beginning of period	1	(3)	(2)	(29)
(Losses)/gains arising in previous years recognised in the period	(1)	3	2	29
Gains/(losses) arising before start of period not recognised in the period	–	–	–	–
Unrecognised gains arising during the year	43	–	43	1
Unrecognised losses arising during the year	–	–	–	(3)
Unrecognised gains/(losses) on hedges at end of period	43	–	43	(2)
Gains/(losses) expected to be recognised in following period	43	–	43	(2)

Corus Report & Accounts 2003 89
Return to contents page

Notes to the accounts

25. Provisions for liabilities and charges
	The Group
	Rationalisation costs £m	Deferred tax £m	Insurance (Accounting policy note vii) £m	Pensions and post retirement benefits £m	Other £m	Total 2003 £m	Total 2002 £m

At beginning of period	118	136	16	211	41	522	576
Exchange translation differences	–	14	–	13	3	30	21
Charges to profit and loss account	102	12	3	9	11	137	60
Releases to profit and loss account	(23)	–	–	–	–	(23)	(89)
Disposals	–	–	–	–	–	–	(2)
Reclassifications	–	1	–	–	–	1	31
Utilised in period	(44)	–	–	(10)	(8)	(62)	(75)
At end of period	153	163	19	223	47	605	522

(i)	Rationalisation costs include redundancy provisions as follows:
	By value		Related employee numbers
	2003 £m	2002 £m	2003 No.	2002 No.
At beginning of period	32	80	1,284	3,202
Exchange translation differences	1	–	–	–
Group charge for redundancies (across manufacturing, selling,
distribution and administration)	58	8	2,187	533
Released to profit and loss account	(7)	(22)	(201)	(867)
Utilised during the period	(25)	(34)	(1,091)	(1,584)
At end of period	59	32	2,179	1,284

	2003 £m	2002 £m

Other rationalisation costs provided include:
Onerous lease payments relating to unutilised premises	9	7
Environmental clean up costs	28	38
Contract terminations	–	2

Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.
(ii)
Rationalisation provisions include £3m (2002: £2m) of financial liabilities due within one year, £2m (2002: £4m) in one to two years, £3m (2002: £nil) in two to five years and £1m (2002: £3m) in over five years. These amounts are principally denominated in sterling and bear no interest.

(iii)	Deferred tax provided is made up as follows:
	The Group
	2003 £m	2002 £m
Pension prepayment	66	59
Accelerated capital allowances	65	75
Tax losses carried forward	(15)	(20)
Other timing differences	57	27
Undiscounted provision for deferred tax	173	141
Discount	(10)	(5)
Discounted provision for deferred tax	163	136
(iv)	The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers’ liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(v)	Other provisions include £10m (2002: £9m) for product warranty claims. During the period there were charges to the profit and loss account of £3m (2002: £3m) and cash settlements of £2m (2002: £9m) against these claims. The other provisions also include environmental provisions for which the timing of any potential expenditure is uncertain.

90 Corus Report & Accounts 2003
Return to contents page
Notes to the accounts

26. Share capital
The share capital of the Company is shown below:
			2003 £m	2002 £m
Authorised
4,400,099,998 ordinary shares of 50p each			–	2,200
9,978,327,388 ordinary shares of 10p each			998	–
3,130,418,153 deferred shares of 40p each			1,252	–
			2,250	2,200

			2003 £m	2002 £m
Allotted, called up and fully paid
3,130,418,053 ordinary shares of 50p each			–	1,565
4,434,759,050 ordinary shares of 10p each			444	–
3,130,418,153 deferred shares of 40p each			1,252	–
			1,696	1,565

Movements in share capital are set out below, both before and after the placing and open offer (iii):
	Deferred shares		Ordinary shares

Authorised	No. of shares	£m	No. of shares	£m
At 29 December 2001 and 28 December 2002 –
ordinary shares of 50p each	–	–	4,400,099,998	2,200
At 8 December 2003 – share capital subdivision
and conversion (iii)	3,130,418,153	1,252	9,478,827,378	948
Increase on 8 December 2003
– new ordinary shares of 10p each	–	–	499,500,010	50
At 3 January 2004	3,130,418,153	1,252	9,978,327,388	998

	Deferred shares		Ordinary shares

Issued	No. of shares	£m	No. of shares	£m
At 29 December 2001 – ordinary shares of 50p each	–	–	3,126,779,223	1,564
Exercise of share options (i)	–	–	585,540	–
Awards of shares under Employee Share Ownership Plan (ii)	–	–	3,053,290	1
At 28 December 2002 – ordinary shares of 50p each	–	–	3,130,418,053	1,565
Exercise of share options (i)	–	–	100	–
At 8 December 2003 – share capital subdivision
and conversion (iii)	3,130,418,153	1,252	3,130,418,153	313
Shares issued under placing and open offer on
8 December 2003	–	–	1,304,340,897	131
At 3 January 2004	3,130,418,153	1,252	4,434,759,050	444

(i)	Exercised at 107p (2002: prices ranging between 51p and 129p). The consideration received was £nil (2002: £nil).
(ii)	Shares awarded in 2002 were awarded at prices ranging between 53p and 88p. The consideration received was £nil (2002: £3m).
(iii)	Ordinary shareholders of the Company on the register at the close of business on 7 November 2003 were offered, by way of a placing and open offer, 1,304m new ordinary shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary shares of 50p held. These shares were fully subscribed, resulting in total proceeds on issue of £291m received on 11 December 2003. These proceeds were net of share issue expenses of £16m, which have been written off to the share premium account.

Prior to the placing and open offer, the nominal value of 50p of each existing ordinary share exceeded the proposed issue price of 23.5p per new share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p and each existing unissued ordinary share was converted into five ordinary shares of 10p. This resulted in 9,478m unissued ordinary shares (of which 3,130m were in issue) and 3,130m deferred shares being created under a share capital reorganisation.

Each ordinary share of 10p has the same rights (including voting rights and dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The share capital reorganisation did not affect the Company’s or the Group’s net assets.

Corus Report & Accounts 2003 91
Return to contents page

Notes to the accounts
26. Share capital continued
Rights to subscribe for shares:
Share options	Executive scheme name	Sharesave scheme name
Former British Steel schemes:	Corus UK Executive	Corus UK Sharesave
Corus Overseas Executive

Corus schemes:	Corus Executive	Corus Sharesave

The former British Steel schemes were schemes operated by British Steel plc for granting options over shares in that company to eligible employees. Options over British Steel shares were converted into options over Corus shares on 6 October 1999 when British Steel plc merged with Koninklinjke Hoogovens NV to form Corus Group plc. The exercisable value of the option was maintained but at a revised price over a revised number of shares. No further options could be granted under any of these schemes after the merger.

Corus Group plc operates two schemes for employees. The larger scheme is the Sharesave Scheme for which the majority of UK employees are eligible. The other scheme is for senior employees and is described more fully in the Report on remuneration on pages 50 and 51. The only options granted during the year were under the Corus Executive Scheme to one new participant in accordance with the rules of that scheme.

Options held under all of the schemes have been adjusted as at 8 December 2003 as a consequence of the placing and open offer, the exercisable value of the option being maintained but at a revised price over a revised number of shares. Details of options outstanding immediately prior to and after this adjustment are provided below.

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

Options outstanding together with their exercise prices and dates of exercise are set out below, with an adjustment made following the placing and open offer.

	New ordinary shares of 10p						Old ordinary shares of 50p

	Adjusted price per share		At 3 Jan 2004 Adjusted No. of shares	At 8 Dec 2003 Adjusted No. of shares	Price per share		At 8 Dec 2003 No. of shares	At 28 Dec 2002 No. of shares	Normal dates of exercise
Corus UK Sharesave Scheme	86	p	9,647	46,788	88	p	45,385	16,485,492	2003
Corus Sharesave Scheme	50	p	25,238,974	25,418,290	51	p	24,655,929	33,163,193	2004
	50	p	36,217,368	36,454,089	51	p	35,360,735	47,537,770	2006

Corus UK Executive Share
Option Scheme	–		–	–	74	p	–	361,926	1996-2003
	104	p	1,495,202	1,737,223	107	p	1,685,119	2,192,884	1997-2004
	126	p	1,574,317	1,782,240	130	p	1,728,786	2,262,188	1998-2005
	134	p	421,480	421,480	138	p	408,839	474,802	1999-2006
	118	p	1,568,318	1,568,318	122	p	1,521,280	1,878,434	2000-2007
	125	p	2,101,923	2,101,923	129	p	2,038,881	2,546,201	2002-2009
Corus Overseas Executive
Share Option Scheme	126	p	8,691	8,691	130	p	8,430	8,430	1998-2005
	134	p	1,847,559	1,847,559	138	p	1,792,146	2,187,085	1999-2006
	118	p	2,570,908	2,570,908	122	p	2,493,800	3,023,631	2000-2007
	125	p	7,725,388	7,798,337	129	p	7,564,444	8,369,857	2002-2009
Corus Executive Share
Option Scheme	117	p	24,422,082	24,539,607	120	p	23,803,600	24,635,400	2003-2010
	103	p	117,113	117,113	106	p	113,600	113,600	2003-2010
	54	p	29,373,592	29,574,414	55	p	28,687,400	29,694,600	2004-2011
	49	p	820,612	820,612	50	p	796,000	796,000	2004-2011
	16	p	3,402,036	3,402,036	16	p	3,300,000	–	2006-2013

92 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

26. Share capital continued Movements in ordinary shares under option schemes are set out below:
	Corus UK Sharesave No. of shares 000s	Corus Sharesave No. of shares 000s	Weighted average price		Corus UK Executive No. of shares 000s	Corus Overseas Executive No. of shares 000s	Corus Executive No. of shares 000s	Weighted average price
At 30 December 2000	60,794	–	93	p	11,167	15,805	27,778	123	p
Granted	–	91,857	51	p	–	–	32,882	55	p
Exercised	–	(1)	51	p	(2)	–	(166)	56	p
Forfeited, expired or lapsed	(41,999)	(2,129)	92	p	(1,122)	(956)	(2,742)	112	p
At 29 December 2001	18,795	89,727	58	p	10,043	14,849	57,752	97	p
Exercised	–	(287)	51	p	(1)	–	(297)	56	p
Forfeited, expired or lapsed	(2,309)	(8,739)	59	p	(326)	(1,260)	(2,215)	102	p
At 28 December 2002	16,486	80,701	58	p	9,716	13,589	55,240	97	p
Granted	–	–	–		–	–	3,300	16	p
Exercised	–	–	–		–	–	–	–
Forfeited, expired or lapsed	(16,440)	(20,684)	68	p	(2,333)	(1,730)	(1,839)	110	p
At 8 December 2003 prior to adjustment
for placing and open offer	46	60,017	52	p	7,383	11,859	56,701	92	p
At 8 December 2003 after adjustment
for placing and open offer	47	61,872	50	p	7,611	12,225	58,454	89	p
Exercised	–	–	–		–	–	–	–
Forfeited, expired or lapsed	(37)	(416)	53	p	(450)	(73)	(318)	101	p
At 3 January 2004	10	61,456	50	p	7,161	12,152	58,136	89	p
Options were exercisable as set out below:
Corus Group plc shares
At 29 December 2001	–	–	–		6,239	5,582	6,199	116	p
At 28 December 2002	–	–	–		6,093	5,291	8,372	112	p
At 3 January 2004	10	587	51	p	3,913	5,623	14,528	102	p

Options were granted under the Corus Executive Share Option Scheme on 14 May 2003 at 16p per share (2002: nil), the option price being equivalent to the market value of the options at the date of grant.

At 3 January 2004 there were 120.8m ordinary shares available for granting options under the Corus Executive Share Option Scheme and the Corus Sharesave Scheme.

Other rights
(i)	The Employee Share Ownership Plan (ESOP) was introduced in 2001 with an offer of free and partnership shares in accordance with the rules of the scheme. Eligible employees are allowed to make contributions from pre-tax salary to buy Corus shares, which are held in trust (partnership shares). Shares may be issued to satisfy awards of free and partnership shares at the market value of an ordinary share on the London Stock Exchange on the day prior to award. No shares were issued to the trust during the year.

(ii)	Holders of convertible debt can exercise their conversion rights throughout the unexpired term of the loans and be issued with Corus Group plc ordinary shares of 10p each as set out below:
Corus Nederland BV 4.625% Convertible Debenture Loan 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable	Consideration to be received
At 28 December 2002	152	96,693,438	2000-2007	£99	m
At 3 January 2004	152	96,693,438	2000-2007	£107	m

Corus Group plc €307m 3% Guaranteed Convertible Unsubordinated Bonds 2007		Nominal amount €m	No. of shares to be issued	Period during which right is exercisable
At 28 December 2002		307	234,351,152	2002-2007
At 3 January 2004		307	234,351,152	2002-2007
No adjustment was required to the number of shares to be issued or the conversion price as a result of the placing and open offer.

Corus Report & Accounts 2003 93
Return to contents page

Notes to the accounts

27. Reconciliation of movements in share capital and reserves
					Profit and loss account
	Share capital £m	Share premium account £m	Statutory reserve £m	Other reserves £m	Profit and loss reserves £m	Joint ventures and associated undertakings reserves £m	Total £m
The Company
At 29 December 2001	1,564	5	–	796	382	–	2,747
Loss retained	–	–	–	–	(19)	–	(19)
New shares issued	1	2	–	–	–		3
At 28 December 2002	1,565	7	–	796	363	–	2,731
Loss retained	–	–	–	–	(31)	–	(31)
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004	1,696	167	–	796	332	–	2,991
The Group
At 30 December 2000	1,561	5	2,338	201	(563)	(47)	3,495
Loss retained	–	–	–	–	(417)	(2)	(419)
Exchange translation differences on
foreign currency net investments	–	–	–	–	(58)	–	(58)
Transfers and disposals	–	–	–	–	(1)	1	–
Transfer of goodwill	–	–	–	–	40	–	40
New shares issued	3	–	–	–	–	–	3
At 29 December 2001	1,564	5	2,338	201	(999)	(48)	3,061
(Loss)/profit retained	–	–	–	–	(466)	8	(458)
Exchange translation differences on
foreign currency net investments	–	–	–	–	84	(1)	83
Transfers and disposals	–	–	–	–	(51)	51	–
Transfer of goodwill	–	–	–	–	33	–	33
New shares issued	1	2	–	–	–	–	3
At 28 December 2002	1,565	7	2,338	201	(1,399)	10	2,722
(Loss)/profit retained	–	–	–	–	(306)	1	(305)
Exchange translation differences on
foreign currency net investments	–	–	–	–	90	(1)	89
Transfers and disposals	–	–	–	–	2	(2)	–
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004	1,696	167	2,338	201	(1,613)	8	2,797

(i)	The statutory reserve of £2,338m arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves are available for distribution; the balance of £1,957m are restricted reserves which may only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares.
(ii)	Distributable retained profits of subsidiaries, joint ventures and associated undertakings attributable to the Group include £501m (2002: £360m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.
(iii)	Retained profits of subsidiary undertakings include £14m (2002: £14m) which is considered by the directors as not available for distribution.
(iv)	As at 3 January 2004, the cumulative net goodwill written off to Group reserves resulting from acquisitions prior to 28 March 1998 amounts to £252m (2002: £252m) (see Presentation of accounts and accounting policies Note II).
(v)	There was a foreign exchange loss of £20m (2002: £6m) arising on certain foreign currency borrowings. This has been set off against exchange differences on foreign currency investments and deposits. The cumulative effect of exchange translation differences on foreign currency borrowings is to reduce shareholders’ funds by £124m (2002: £104m).
(vi)	The application of merger accounting principles to the Group reconstruction (see Presentation of accounts and accounting policies Note II) gave rise to a merger adjustment which is included within other reserves. The balances shown above under other reserves include the effect of merger accounting for the creation of the Company. The difference between the fair value of shares issued for the acquisition of Corus Nederland BV and the nominal value of those shares was credited to other reserves, as section 131 of the Companies Act 1985 gives relief from this amount being recognised as share premium.

94 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts
28. Future capital expenditure
	The Group

	2003 £m	2002 £m
Contracted but not provided for	60	48
Authorised but contracts not yet placed	164	20

29. Operating leases
	The Group

	2003 £m	2002 £m
Committed amounts payable for the next year are:
Leases of land and buildings expiring:
Within one year	1	1
In years two to five	3	2
After more than five years	9	11
	13	14
Other leases (principally for plant and machinery) expiring:
Within one year	5	2
In years two to five	23	7
After more than five years	15	5
	43	14
Future minimum lease payments for the Group at 3 January 2004 are:
In one year	56	28
Between one and two years	49	26
Between two and three years	39	22
Between three and four years	25	16
Between four and five years	22	14
More than five years	141	125

30. Contingencies
	The Group

	2003 £m	2002 £m
Guarantees given under trade agreements	53	29
Uncalled share capital	–	1
Others	30	43

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements.

Within the EU there has historically been close co-operation between the steel industry, the European Commission and governments. Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and co-ordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies, social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products. Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association.

On 8 November 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation is now led by the Health & Safety Executive. It is unlikely that a corporate manslaughter charge will be brought. It is more likely that Corus will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees.

Corus Report & Accounts 2003 95
Return to contents page

Notes to the accounts

30. Contingencies continued

Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

Following the sale of Corus’ interest in AvestaPolarit Oyj Abp in 2002, UK employees of AvestaPolarit Limited were no longer eligible to remain members of the British Steel Pension Scheme (‘BSPS’) and with effect from 31 August 2003 ceased to accrue benefits under that scheme. A replacement scheme, the AvestaPolarit Pension Scheme, was set up and employees were given the opportunity of joining that scheme from 1 September 2003 and transferring their past service benefits from the BSPS. Under the terms of sale Corus entered into an agreement through to 31 March 2008 to fund any net difference between the required contribution rate to meet the benefits of any new equivalent scheme and the contributions that would have been payable to the Main Section of BSPS by Corus. No provision has been recorded for the potential liability as no obligation has yet been established. The maximum payment is capped at £18m although any actual requirement is likely to be substantially less.

31. Reconciliation of operating loss to net cash inflow from operating activities
	2003 £m	2002 £m	2001 £m
Operating loss	(208)	(446)	(385)
Depreciation and amortisation (net of grants released)	364	445	376
Change in pension prepayments and provisions	11	10	(16)
Increase/(decrease) in provisions for doubtful debts	3	(2)	(15)
Increase/(decrease) in insurance and other provisions	8	(16)	9
Decrease/(increase) in loose plant, tools and spares	21	(6)	15
Increase/(decrease) in stocks	(18)	27	41
Inflow from securitisation of trade debtors (Note 16)	34	181	–
Other decreases in debtors	61	37	177
(Decrease)/increase in creditors	(87)	(83)	91
Rationalisation costs provided/(released)	79	(49)	16
Utilisation of rationalisation provisions	(44)	(57)	(137)
Net cash inflow from operating activities	224	41	172

32. Pensions and post retirement benefits
Background

The Group operates a number of pension schemes throughout the world covering the majority of employees. With the exception of Germany and certain unfunded arrangements in the UK, the assets of these schemes are held in separate independently administered funds. The principal pension scheme of the Group is the British Steel Pension Scheme (the ‘BS Scheme’). Up until 31 March 2003, employees of Corus Engineering Steels were active members of the Corus Engineering Steels Pension Scheme (‘CES Scheme’). However, active members of the CES Scheme were offered membership of the BS Scheme for future service, with effect from 1 April 2003. Most employees of Corus Nederland BV are members of either the Stichting Pensioenfonds Hoogovens Scheme (the ‘SPH Scheme’) or the collective German Schemes (the ‘CNG Schemes’). These are defined benefit schemes providing benefits based on final pay and service at retirement.

The Group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ‘Pension Costs’ (SSAP 24). In addition, disclosures are presented below in accordance with the UK Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). However, the ongoing funding arrangements of each scheme, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation. The accounting and disclosure requirements of SSAP 24 and FRS 17 do not affect these funding arrangements.

UK GAAP – SSAP 24 ‘Accounting for Pension Costs’
 Pension costs, which have been determined in accordance with independent actuarial advice and local best practice, were as follows:

	2003 £m	2002 £m	2001 £m
BS, CES, SPH and CNG Schemes:
Regular cost	110	125	127
Variation due to spreading of identified surplus	(37)	(74)	(78)
Interest	(16)	(13)	(11)
BS, CES, SPH and CNG pension costs	57	38	38
Other schemes’ net pension cost	8	9	11
Total pension costs of the Group (Note 4)	65	47	49

96 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued The following amounts are included in debtors representing the excess of amounts funded over the pension charges in previous years:
	2003 £m	2002 £m	2001 £m
Falling due within one year:
BS Scheme	9	9	8
Other schemes	3	3	–
	12	12	8
Falling due after more than one year:
BS Scheme	94	98	94
SPH Scheme	225	205	181
Other schemes	17	17	16
	336	320	291

The following amounts are included in provisions for liabilities and charges:
	2003 £m	2002 £m	2001 £m
CES Scheme	11	11	5
CNG Schemes	101	88	83
Other schemes	72	100	57
	184	199	145

The results of the most recent actuarial valuations of the principal schemes, which were carried out by independent qualified actuaries and used to determine the pension cost under SSAP 24, were as follows:
		BS Scheme	CES Scheme
Date of last formal valuation		31 March 2002 Projected unit	5 April 2002 Projected unit
Actuarial method used
Market value of assets at last valuation date	£m	8,168	551
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after
allowing for expected future increases in pay and pension	%	111.0	85.0
Main assumptions
Wages and salaries increases p.a.	%	4.25	4.25
Return on investments pre-retirement	%	6.50	7.00
Return on investments post-retirement	%	6.50	5.75
Pension increases p.a.	%	2.50	2.75
Dividends increases	%	3.00	not applicable
Next formal valuation to be carried out as at		31 March 2005	5 April 2005

The SSAP 24 pension costs for the CES Scheme were calculated using a wages and salaries increase assumption of 3.75%. This 1% real pay growth assumption was deemed to be more appropriate.

For the SPH and CNG Schemes, the local funding valuations or calculation of provisions are not appropriate for SSAP 24. For these schemes the local actuaries recalculated, as at 28 December 2002, the valuation results on bases appropriate for SSAP 24. These results are detailed below:
		SPH Scheme	CNG Schemes
Actuarial method used		Projected unit	Projected unit
Market value of assets at last valuation date	£m	2,565	unfunded
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after
allowing for expected future increases in pay and pension	%	105.0	unfunded
Main assumptions
Wages and salaries increases p.a.	%	2.75	3.00
Return on investments/discount rate	%	6.40	5.50
Pension increases p.a.	%	2.50	2.00
Dividends increases	%	not applicable	not applicable
Next formal valuation to be carried out as at		not applicable	not applicable

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

Corus Report & Accounts 2003 97
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued

UK GAAP – FRS 17 ‘Retirement benefits’
 As noted on page 30 of the Review of the period the measurement requirements of FRS 17 ‘Retirement benefits’ do not have to be fully implemented until accounting periods which begin on or after 1 January 2005. The results of the most recent actuarial valuations have been updated at December 2003 by qualified independent actuaries in accordance with FRS 17. The following disclosures relate to the transitional requirements under this standard. They outline the amounts that would be recognised under its accounting requirements, in the profit and loss account, balance sheet and statement of total recognised gains and losses.

	2003 BS Scheme %	2003 CES, SPH and CNG Schemes %	2002 BS Scheme %	2002 CES, SPH and CNG Schemes %	2001 BS Scheme %
						2001 CES, SPH and CNG Schemes %
The major assumptions used by the actuaries were:
Rate of increase in salaries	4.25	2.50 to 3.50	4.00	2.75 to 3.25	4.25	2.00 to 3.49
Rate of increase in pension payment	2.50	1.80 to 2.50	2.25	2.00 to 2.50	2.50	2.00 to 2.49
Discount rate	5.50	5.50	5.50	5.50	6.00	5.75 to 6.00
Inflation assumption	2.50	2.00 to 2.50	2.25	2.00 to 2.50	2.50	2.00 to 2.49

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 3.50% discount rate (2002: 4.00%;2001: 4.00%).
	2003 BS Scheme %	2003 CES, SPH and CNG Schemes %	2002 BS Scheme %	2002 CES, SPH and CNG Schemes %	2001 BS Scheme %	2001 CES, SPH and CNG Schemes %
The expected long term rates of return were:
Equities	8.00	7.20 to 7.75	8.00	7.00 to 8.00	6.50	7.45 to 8.00
Bonds	4.70	4.75 to 4.80	4.70	4.50 to 5.00	5.00	4.50 to 4.95
Property	6.50	6.00 to 7.20	6.50	6.00 to 7.00	6.50	6.00 to 7.45
Other	3.50	6.00	3.80	7.00	4.00	–

	2003 BS Scheme £m	2003 CES, SPH and CNG Schemes £m	2002 BS Scheme £m	2002 CES, SPH and CNG Schemes £m	2001 BS Scheme £m	2001 CES, SPH and CNG Schemes £m
The market values of investments
in the schemes were:
Equities	3,188	1,313	2,669	1,224	3,472	1,521
Bonds	4,122	1,568	4,078	1,368	4,085	1,387
Property	389	316	389	302	387	276
Other	126	299	244	121	127	–
	7,825	3,496	7,380	3,015	8,071	3,184
	2003 BS Scheme %	2003 CES Scheme %	2002 BS Scheme %	2002 CES Scheme %	2001 BS Scheme %	2001 CES Scheme %
The percentage of total plan assets for each
major category of plan assets was:
Equities	40.7	64.5	36.2	67.3	43.0	71.0
Bonds	52.7	32.1	55.2	29.1	50.6	26.1
Property	5.0	3.4	5.3	3.6	4.8	2.9
Others	1.6	–	3.3	–	1.6	–
	100.0	100.0	100.0	100.0	100.0	100.0
For the BS and CES Schemes the overall expected long term rate of return on assets is a weighted average of the returns expected from the individual asset categories. The latter are based upon economic and market expectations.

98 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued
Profit and loss account note under FRS 17
					2003 £m	2002 £m
Analysis of the amount to be charged to operating profit for the year under FRS 17:
Current service cost					135	133
Curtailment loss					1	6
Total operating charge					136	139

					2003 £m	2002 £m
Analysis of the amount to be credited to other finance income for the year:
Expected return on pension scheme assets					630	648
Interest cost on pension scheme liabilities					(563)	(553)
Net return					67	95

Balance sheet note under FRS 17
	2003 BS Scheme £m	2003 CES, SPH and CNG Schemes £m	2002 BS Scheme £m	2002 CES, SPH and CNG Schemes £m	2001 BS Scheme £m	2001 CES, SPH and CNG Schemes £m
The following amounts were measured at
the year end in accordance with the
requirements of FRS 17:
Total market value of assets	7,825	3,496	7,380	3,015	8,071	3,184
Present value of scheme liabilities	(7,493)	(3,710)	(7,020)	(3,287)	(6,533)	(2,969)
Surplus/(deficit) in the scheme	332	(214)	360	(272)	1,538	215
Non recoverable surplus	–	–	–	–	(503)	–
Recoverable surplus/(deficit)	332	(214)	360	(272)	1,035	215
Related deferred tax (liability)/asset	(100)	68	(108)	88	(311)	(74)
Net pension asset/(liability)	232	(146)	252	(184)	724	141

The BS Scheme assets and liabilities include an amount of £130m in respect of a bulk transfer payment to be made in March 2004.

Of the CES, SPH and CNG Schemes net pension liability above £56m (2002: £28m) relates to schemes in surplus and £202m (2002: £212m) relates to schemes in deficit.

	2003 £m	2002 £m
Movement in net surplus during the year under FRS 17:
Net surplus in scheme at beginning of the year	88	1,753
Movement in year:
Current service cost	(135)	(133)
Contributions	57	46
Curtailment loss	(1)	(6)
Other finance income	67	95
Actuarial gain/(loss)	45	(1,675)
Exchange rate movements	(3)	8
Net surplus in scheme at end of the year	118	88

Until 31 March 2003, employer contributions to the main and acquisition sections of the BS Scheme were at the rate of 2% and 11.6% of pensionable earnings respectively. With effect from 1 April 2003, these contributions changed to 0% for the main section and 12.3% for the acquisition section, subject to review at future actuarial valuations. The estimated employer contributions to the BS Scheme for 2004 are £12m.

Employer contributions to the CES Scheme in the period 1 January to 31 March 2003 were at the rate of 14.2% of pensionable earnings (2002: 12%). Active members of the CES Scheme joined the acquisition section of the BS Scheme for future service with effect from 1 April 2003. Past service benefits for all members of the CES Scheme have been retained in that scheme to be paid from and funded under those arrangements. Monthly payments of £1m are being made to the CES Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the CES Scheme, where necessary, to address any funding strains resulting from early retirements.

Corus Report & Accounts 2003 99
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued

The expected funding strain on the CES Scheme as a direct consequence of the UK restructuring is £17m as measured on the FRS 17 assumptions. This amount has been provided in the profit and loss account as an exceptional item and has not been shown as a curtailment loss under FRS 17. The full cost of the funding strain will be met by Corus.

In 2003, contributions of €65m (2002: €51m) were paid to the SPH Scheme of which €42m (2002: €38m) were paid by the employer with the balance being met by employees. The estimated employer contributions for 2004 are €55m.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss account reserve would be as follows:

	2003 £m	2002 £m
Net assets	2,844	2,769
Adjust for:
SSAP 24 prepayments net of deferred tax	(219)	(211)
SSAP 24 provisions net of deferred tax	70	62
Net assets excluding SSAP 24 pension assets/liabilities	2,695	2,620
FRS 17 net pension asset	86	68
Net assets including net FRS 17 pension asset	2,781	2,688
Profit and loss account reserve	(1,605)	(1,389)
Adjust for:
SSAP 24 prepayments net of deferred tax	(219)	(211)
SSAP 24 provisions net of deferred tax	70	62
Profit and loss account reserve excluding SSAP 24 pension assets/liabilities	(1,754)	(1,538)
FRS 17 pension reserve	86	68
Profit and loss account reserve including FRS 17 pension reserve	(1,668)	(1,470)

Amounts to be recognised in the statement of total recognised gains and losses (STRGL) under FRS 17:
	2003 £m	2002 £m

Actual return less expected return on pension scheme assets	566	(1,236)
Experience gains and losses arising on the scheme liabilities	(108)	(42)
Changes in assumptions underlying the present value of the scheme liabilities	(413)	(378)
Past service costs extinguished by non recoverable surplus	–	(19)
Actuarial gain/(loss)	45	(1,675)
Non recoverable surplus at beginning of year	–	503
Actuarial gain/(loss) recognised in STRGL	45	(1,172)

History of experience gains and losses under FRS 17:
	2003	2002
Difference between the expected and actual return on scheme assets:
Amounts (£m)	566	(1,236)
Percentage of scheme assets (%)	5.0	(11.9)

Experience gains and losses on scheme liabilities:
Amount (£m)	(108)	(42)
Percentage of the present value of the scheme liabilities (%)	1.0	0.4

Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	45	(1,172)
Percentage of the present value of the scheme liabilities (%)	0.4	11.4

100 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued

US GAAP – BSPS
 For the purpose of determining annual or periodic pension costs in accordance with US GAAP the Group adopts US Statements of Financial Accounting Standards SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’. For disclosure purposes, the Group adopts SFAS 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and other Post Retirement Benefits’. This statement standardises the disclosure requirements and has no impact upon pensions measurements and recognition.

The components of the BS Scheme’s pension cost under SFAS 87 and SFAS 88 are as follows:

		2003 £m	2002 £m	2001 £m
Service cost		108	139	167
Interest cost		377	370	358
Expected return on scheme assets		(461)	(560)	(565)
Amortisation of gains		–	(32)	(64)
Amortisation of prior service cost		14	14	38
Amortisation of transition asset		–	(2)	(4)
Net benefit cost/(credit) under SFAS 87 and SFAS 88		38	(71)	(70)
The pension costs for the BS Scheme were determined using the following assumptions:
		2003	2002	2001
Discount rate	%	5.50	5.00	4.75
Rate of future salary increases	%	4.00	4.25	4.25
Rate of future pension increases	%	2.25	2.50	2.50
Expected long term rate of return on scheme assets	%	6.00	6.25	6.00

The defined benefit obligations at the end of the period for the BSScheme were determined using the following assumptions:
		2003	2002	2001
Discount rate	%	5.50	5.50	5.00
Rate of future salary increases	%	4.25	4.00	4.25
Rate of future pension increases	%	2.50	2.25	2.50
Expected long term rate of return on scheme assets	%	6.00	6.00	6.25

The disclosure requirements for the BS Scheme under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:
	2003 £m	2002 £m	2001 £m
Change in benefit obligation:
Benefit obligation at beginning of period	7,056	7,591	7,746
Service cost	108	139	167
Interest cost	377	370	358
Employee contributions	33	29	32
Actuarial movement	378	(716)	(333)
Scheme amendments	–	19	–
Benefits paid	(420)	(376)	(379)
Benefit obligation at end of period	7,532	7,056	7,591
Change in scheme assets:
Fair value of scheme assets at beginning of period	7,380	8,071	8,939
Actual return on scheme assets	820	(357)	(537)
Employer contributions	12	13	16
Employee contributions	33	29	32
Benefits paid	(420)	(376)	(379)
Fair value of scheme assets at end of period	7,825	7,380	8,071
Reconciliation of funded status:
Fair value of scheme assets at end of period	7,825	7,380	8,071
Projected benefit obligation	(7,532)	(7,056)	(7,591)
Funded status	293	324	480
Unrecognised prior service cost	111	125	120
Unrecognised net gain from date of initial application of SFAS 87	–	–	(2)
Other unrecognised net loss/(gain)	33	14	(219)
Net amount recognised	437	463	379

Corus Report & Accounts 2003 101
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued

On adoption of SFAS 87 there was a transition asset of £64m representing the excess of the market value of the BS Scheme’s investments over its liabilities in respect of past service (with full allowance for future salary increases), the projected benefit obligation. This amount has now been fully recognised.

Changes in the pension arrangements made in 1999 and 2002 are reflected in prior service costs. Prior service costs are amortised on a straight line basis over the average remaining service period of employees active at the date of amendment. At 3 January 2004, there was an unrecognised actuarial loss of £33m (2002: £14m) arising out of actual experience differing from assumptions made primarily in respect of investment performance. Cumulative actuarial gains or losses excluding asset gains and losses not yet reflected in market-related value which exceed 10% of the greater of the projected benefit obligation and the market-related value of the scheme’s assets will be amortised on a straight line basis over the average remaining service period of active employees.

The BS Scheme’s assets are invested in UK equities, fixed interest and index-linked securities, overseas equities and property. The BS Scheme has specifically invested in a bond portfolio that seeks to match the cash flow of pension liabilities. The balance of its assets are invested with the aim of achieving a higher return than that available from fixed interest investments.

The end of period Accumulated Benefit Obligation (‘ABO’) was £6,338m. The ABO represents the actuarial present value of the benefits which the employee has accrued at the measurement date, assuming the employee separates immediately, in accordance with EITF 88-1.

US GAAP – other schemes

The combined components of the CES, SPH and CNG Schemes’ pension cost under SFAS 87 and SFAS 88 are as follows:

	2003 £m	2002 £m	2001 £m
Service cost	34	40	46
Termination benefit	1	21	–
Interest cost	187	163	182
Expected return on scheme assets	(208)	(199)	(219)
Amortisation of (gains)/losses	–	(17)	(6)
Amortisation of prior service cost	5	4	3
Amortisation of transition liability	2	2	2
Net benefit cost under SFAS 87 and SFAS 88	21	14	8

The pension costs for the CES, SPH and CNGSchemes were determined using the following assumptions:
		2003	2002	2001
Discount rate	%	5.50	5.00 to 6.00	4.75 to 6.00
Rate of future salary increases	%	2.75 to 3.25	2.00 to 4.25	3.00 to 4.25
Rate of future pension increases	%	2.00 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	6.25 to 6.30	6.00 to 6.25	6.00 to 6.50

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

The combined defined benefit obligations at the end of the period for the CES, SPH and CNG Schemes were determined using the following assumptions:

		2003	2002	2001
Discount rate	%	5.50	5.50	5.00 to 6.00
Rate of future salary increases	%	2.50 to 3.50	2.75 to 3.25	2.00 to 4.25
Rate of future pension increases	%	1.80 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	6.00 to 6.43	6.25 to 6.30	6.00 to 6.25

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 3.50% discount rate (2002: 4.00%; 2001: 4.00%).

The expected funding strain on the CES Scheme as a direct consequence of the UK restructuring is £17m as measured on The SFAS 87 and SFAS 88 assumptions. This amount has been provided in the profit and loss account (under UK GAAP this was treated as an exceptional item in the current period) and has not been shown as a termination benefit under SFAS 87 and SFAS 88. The full cost of the funding strain will be met by Corus.

102 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

32. Pensions and post retirement benefits continued

The disclosure requirements for the CES, SPH and CNG Schemes under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2003 £m	2002 £m	2001 £m
Change in benefit obligation:
Benefit obligation at beginning of period	3,263	2,900	3,265
Service cost	34	40	46
Termination benefit	1	21	–
Interest cost	187	163	182
Employee contributions	16	11	15
Actuarial movement	114	125	(409)
Scheme amendments	–	–	18
Exchange rate movements	218	154	(73)
Benefits paid	(174)	(151)	(144)
Benefit obligation at end of period	3,659	3,263	2,900
Change in scheme assets:
Fair value of scheme assets at beginning of period	3,015	3,184	3,473
Actual return on scheme assets	376	(230)	(145)
Employer contributions	45	33	40
Employee contributions	16	11	15
Other changes	–	–	32
Exchange rate movements	218	168	(87)
Benefits paid	(174)	(151)	(144)
Fair value of scheme assets at end of period	3,496	3,015	3,184
Reconciliation of funded status:
Fair value of scheme assets at end of period	3,496	3,015	3,184
Projected benefit obligation	(3,659)	(3,263)	(2,900)
Funded status	(163)	(248)	284
Unrecognised net loss at date of initial application of SFAS 87	9	11	13
Unrecognised prior service cost	57	57	58
Other unrecognised net loss/(gain)	151	198	(362)
Net amount recognised	54	18	(7)
Of which:
Prepaid pension cost	255	215	154
Accrued benefit liability (excluding additional minimum liability)	(201)	(197)	(161)
Net amount recognised	54	18	(7)
Amounts recognised in the statement of financial position consist of:
Accrued benefit liability (including additional minimum liability)	(258)	(275)	(161)
Intangible asset	9	11	–
Accumulated other comprehensive income	48	67	–
Accrued benefit liability (excluding additional minimum liability)	(201)	(197)	(161)

For the CES and CNG Schemes, the end of period ABO totalling £747m (2002: £711m), of which the CES Scheme represented £661m, exceeded the fair value of plan assets of these Schemes, £504m (2002: £450m) at that date.

In 2003 and 2002, the Group has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recognised in the balance sheet. This results in a charge to other comprehensive income equal to the additional minimum pension liability but adjusted to take account of the intangible asset, which represents the unrecognised transition obligation.

The Trustees of the CES Scheme are seeking to reduce their level of investment risk by reducing the proportion of equity investment and increasing the level of bond investment. They plan to make this change in a phased manner towards a target of more closely reflecting the profile of the Scheme’s liabilities.

Corus Report & Accounts 2003 103
Return to contents page

Notes to the accounts
33. Emoluments of directors

Details of directors’ emoluments and share options are given in the auditable sections of the Report on remuneration as defined on page 58.

34. Acquisitions and disposals

On 19 June 2003 Corus completed the purchase of an additional 50% shareholding in Lusosider Projectos Siderúgicos SA (‘Lusosider’) for £8m. Simultaneously Corus sold this 50% share to Banco Espirito Santo de Investimento SA for the same consideration who subsequently completed the sale of this 50% to Companhia Siderúrgica Nacional of Brazil. This transaction has been accounted for as a purchase and sale of a short term, current asset, investment with no profit or loss arising. Corus has retained its original 50% shareholding in Lusosider. Also, on 13 October 2003 Corus completed the purchase of a 67% shareholding in Segal SCRL (‘Segal’), a Belgian joint venture where Corus had previously held 33% of the shares, for £23m. Simultaneously Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund for £18m. Again the balance of 50% that was purchased and immediately sold has been accounted for as a purchase and sale of a short term, current asset, investment with no profit or loss arising. For the 17% additional investment retained, no material revaluations or fair value adjustments were necessary in calculating the goodwill of £3m arising.

As previously disclosed, during the period to 28 December 2002, Corus acquired Precoat International plc and the Erik Olsen and Soner Group for a combined cash consideration of £16m. This consideration was originally deferred, but was settled in full during the current period. Further to these transactions a sum of £1m was paid for the acquisition of the remaining shares in Almana Steel Dubai (Jersey) Limited, an investment previously treated as an associate.

On 17 April 2003, Corus announced the sale of its subsidiary Corus Aluminium Service Centers Inc to Clayton Metals Inc. Sales proceeds were £5m and net assets disposed of were £7m.

35. Post balance sheet events

(i)	On 16 February 2004 Corus announced that it had signed a long-term contract with CVRD of Brazil for the supply of ironore. Through the new deal, CVRD will become Corus’ largest iron ore supplier. The contract is for ten years, with either party having the right to terminate the contract after five years. Volumes will build up to around 10mt a year over the next five years from the current 5mt.

(ii)	On 17 February 2004 Corus announced that it had concluded the sale of 600 acres of land on its Llanwern site with Birmingham-based St Modwen Properties, the regeneration specialist. The land, which is located at the western end of the Llanwern site in Newport, South Wales was the site of ironmaking and steelmaking operations for the Corus Strip Products UK business until June 2001. The land will be cleared by the end of 2005 and St Modwen Properties expect to invest £200m in the site.

104 Corus Report & Accounts 2003
Return to contents page
Notes to the accounts

36. Main subsidiaries and investments

The most important subsidiary undertakings, joint ventures and associates of the Group at 3 January 2004 are set out below. A complete list of subsidiary undertakings, joint ventures and associated undertakings will be attached to the Annual Return to the Registrar of Companies.

Country names are countries of incorporation. Undertakings operate principally in their country of incorporation except where otherwise stated.

Subsidiary undertakings
Steel and aluminium producing, further processing or related activities:

England and Wales
Cogent Power Limited (75% owned)
Corus UK Limited (a)
Orb Electrical Steels Limited (75% owned)

Austria
Corus Aluminium Verkauf GmbH

Belgium
Corus Aluminium NV

Canada
Corus LP (60% owned)
Corus CIC Inc

China
Corus Aluminium Extrusions Tianjin Co Limited
(61.09% owned)

Czech Republic
Corus Central Europe s.r.o

Denmark
Corus Byggesystemer AS

Finland
Corus Finland Oy

France
Corus Batiment et Systemes SA
Corus France SA
Myriad SA
Sogerail SA
Unitol SA

Germany
Blume Stahlservice GmbH
Corus Aluminium Profiltechnik GmbH
Corus Aluminium Profiltechnik Bonn GmbH
Corus Aluminium Voerde GmbH
Corus Aluminium Walzprodukte GmbH
Corus Degels GmbH
Fischer Profil GmbH
Hille & Müller GmbH & Co.KG
Kienle & Spiess GmbH (75% owned)

Hong Kong
Corus (Asia) Limited

Hungary
Kienle & Spiess Hungary Ipari Kft (75% owned)

Ireland (Republic of)
The Steel Company of Ireland Limited

Italy
Corus Italia Srl

Japan
Corus Aluminium Japan Limited

Latvia
Corus Building Systems (Latvia) SA

Mexico
Cogent Power Inc Mexico (75% owned)

Netherlands
Aluminium Delfzijl BV
Corus Met BV
Corus Nederland BV (c)
Corus Perfo BV
Corus Staal BV
Corus Technology BV
Corus Tubes BV
Corus Vliet & de Jonge BV
Feijen Staalservice BV
Multi Steel BV
Namascor BV
S.A.B. Profiel BV

New Zealand
Corus New Zealand Limited

Norway
Corus Norge AS
Corus Packaging Plus Norway AS

Poland
Corus Polska S.P. zoo

Corus Report & Accounts 2003 105
Return to contents page

Notes to the accounts

36. Main subsidiaries and investments continued

Portugal
Corus-Sistemas Constructivos e Revestimentos Metalicos LDA

Singapore
Corus Building Systems Pte Limited

Spain
Corus SA
Laminacion y Derivados SA

Sweden
Surahammar Bruks AB (75% owned)

Switzerland
Montana-Bausysteme AG

Thailand
Corus Metals (Thailand) Limited

Turkey
Corus Yasan Metal Sanayi ve Ticaret AS

United Arab Emirates
Corus Middle East FZE

USA
Apollo Metals Limited
Corus America Inc
Rafferty-Brown North Carolina Co
Thomas Steel Strip Corp
Tuscaloosa Steel Corporation

Insurance underwriting for certain risks of the Group:
Isle of Man
Crucible Insurance Company Limited

Other undertakings:

England and Wales
UK Steel Enterprise Limited

Joint ventures
Steel processing or related activities:
		Issued capital Number of shares	% held
Belgium
Segal SCRL	share capital of €25m	99,004	50

England and Wales
Caparo Merchant Bar plc (b)	ordinary shares of £1	2,466,667	25

Norway
Norsk Stål AS	shares of NOK1,000	63,500	50
Norsk Stål Tynnplater AS	shares of NOK1,000	26,500	50

Portugal
Lusosider Projectos Siderúrgicos SA (b)	shares of €5	1,825,000	50

Turkey
Corus Celik Ticaret AS	shares of TRL100,000	800	50
Unless indicated otherwise, subsidiary undertakings are wholly owned within the Group, and the Group holding comprises ordinary shares and 100% of the voting rights.
(a)	The Company only owns shares directly in those marked (a) (Corus UK Limited 100%). All other undertakings are owned by other subsidiaries of the Company.
(b)	Accounts of undertakings marked (b) are not audited by PricewaterhouseCoopers LLP.
(c)	Corus Nederland BV and each of its subsidiaries have prepared accounts to 31 December 2003 for inclusion in these Group accounts, in accordance with their local statutory requirements. Where appropriate adjustments have been made on consolidation for any material differences arising in the period between 31 December 2003 and 3 January 2004.

106 Corus Report & Accounts 2003
Return to contents page
Notes to the accounts

37. Supplementary information for North American investors

The Group prepares its accounts in accordance with generally accepted accounting principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the USA. These differences and the adjustments necessary to restate the loss for the financial period and shareholders’ equity in accordance with US GAAP are shown in the tables set out below. As required by SFAS 128 ‘Earnings per share’, the weighted average number of ADSs used to calculate the basic loss per ADS has been restated for both 2002 and 2001. This is to reflect the bonus multiple of 1.029 inherent in the placing and open offer in December 2003.

	2003 £m	2002 £m	2001 £m
Loss for financial period
Loss attributable to shareholders – UK GAAP	(305)	(458)	(419)
Adjustments:
Amortisation of goodwill (i)	7	9	(5)
Impairment of US GAAP goodwill on adoption of SFAS 142
(net of release of negative goodwill) (i)	–	(22)	–
Interest costs capitalised (ii)	8	6	8
Depreciation of capitalised interest (ii)	(26)	(18)	(16)
Pension costs (iii)	(2)	95	100
Stock-based employee compensation awards (iv)	(13)	(15)	(9)
Disposal of Group undertakings (vi)	–	123	(202)
Deferred taxation (vii)	(7)	29	18
Accelerated depreciation (viii)	(57)	(151)	(21)
Profit/(loss) on commodity derivatives (ix)	42	22	(25)
Profit/(loss) on foreign currency derivatives (ix)	3	5	(4)
Profit on disposal of fixed assets (x)	(6)	(23)	–
Depreciation of fixed assets (xii)	–	–	5
Debt issue costs (xiii)	11	–	–
Loss for financial period – US GAAP	(345)	(398)	(570)
Loss per ADS in accordance with US GAAP:
As restated:
Basic and diluted loss per ADS	£(1.05)	£(1.17)	£(1.77)
Cumulative effect of adoption of SFAS 142, net of tax	–	£(0.07)	–
	£(1.05)	£(1.24)	£(1.77)
As previously reported:
Basic and diluted loss per ADS	–	£(1.20)	£(1.83)
Cumulative effect of adoption of SFAS 142, net of tax	–	£(0.07)	–
	–	£(1.27)	£(1.83)

		Restated	Restated
	No. m	No. m	No. m
Weighted average number of ADSs in issue	330	322	321
Effect of potential conversion of 4.625% bonds (Note 10)	10	10	10
Effect of potential conversion of 3% bonds (Note 10)	23	23	–
Number of ADSs as basis of calculation of diluted earnings per ADS	363	355	331
		2003	2002
		£m	£m
Shareholders’ equity
Shareholders’ equity – UK GAAP		2,797	2,722
Adjustments:
Additional goodwill under US GAAP (i)		13	6
Interest costs capitalised (net of depreciation) (ii)		98	111
Pension costs (iii)		312	286
Purchase consideration (v)		(26)	(26)
Deferred taxation (vii)		(142)	(129)
Accelerated depreciation (viii)		98	155
Assets/(liabilities) for derivatives (ix)		43	(2)
Deferred profits on fixed asset disposals (x)		(29)	(23)
Debt issue costs (xiii)		11	–
Shareholders’ equity in accordance with US GAAP		3,175	3,100

Corus Report & Accounts 2003 107
Return to contents page

Notes to the accounts

37. Supplementary information for North American investors continued

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

	2003	2002	2001
	£m	£m	£m
Net cash inflow from operating activities in accordance with UK GAAP	224	41	172
Proceeds from securitisation (Note 16) (xi)	(34)	(181)	–
Dividends from joint ventures and associated undertakings	4	8	9
Returns on investments and servicing of finance, net of issue costs	(103)	(83)	(110)
Tax (paid)/received	(50)	(14)	13
Net cash provided by/(used in) operating activities in accordance with US GAAP	41	(229)	84
Capital expenditure and financial investment	(81)	(57)	(130)
Acquisitions and disposals	(20)	445	45
Net (purchase)/sale of other short term investments	(5)	7	(6)
Net cash provided by/(used in) investing activities	(106)	395	(91)
Net cash inflow/(outflow) from financing activities	148	(263)	(60)
Proceeds from securitisation (Note 16) (xi)	34	181	–
(Decrease)/increase in short term borrowings	(2)	9	(31)
Issue costs of new loans	(16)	(4)	–
Equity dividends paid	–	–	–
Net cash provided by/(used in) financing activities in accordance with US GAAP	164	(77)	(91)
Exchange translation effects	6	3	4
Net increase/(decrease) in cash and cash equivalents in accordance with US GAAP	105	92	(94)
Cash and cash equivalents at beginning of period	269	177	271
Cash and cash equivalents at end of period	374	269	177
Cash and cash equivalents are:
Cash at bank and in hand	242	230	173
Deposits within 3 months of maturity when acquired (Note 17)	132	39	4
	374	269	177

Use of estimates

The preparation of financial statements to conform with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant techniques for estimation are discussed in the Presentation of accounts and accounting policies on pages 67 to 69. Also, the most significant accounting policies that impact on Group results are discussed in the Review of the period on page 29.

Comprehensive income

In June 1997, the US Financial Accounting Standards Board issued SFAS 130 ‘Reporting Comprehensive Income’. The standard establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit/loss for the financial year and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 64.

Exceptional items

Under UK GAAP, income and expenses arising from significant transactions such as rationalisations and impairments are recorded as exceptional items within the operating result. Items classified as such for the purposes of UK GAAP generally do not meet the definition of extraordinary items under US GAAP. The income statement under US GAAP would include such exceptional items within operating results. This would lead to a difference in presentation only.

108 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

37. Supplementary information for North American investors continued
(i)	Goodwill

Under UK GAAP, on all acquisitions completed prior to 1 April 1998, Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill is reflected in the income statement of the period of any subsequent divestment, as part of the calculation of the profit or loss on disposal.

From 1 April 1998, under UK GAAP, goodwill on acquisitions is held as an intangible asset in the balance sheet and amortised over its useful life. Only the unamortised portion is included in the gain or loss recognised in the period of disposal. This current treatment was more consistent with US GAAP up to 29 December 2001.

From 30 December 2001 Corus has adopted SFAS 142 ‘Goodwill and Other Intangible Fixed Assets’ for US GAAP purposes. This standard does not allow the amortisation of goodwill. Instead, impairment reviews must be carried out at least annually to assess the recoverability of indefinite-lived intangible assets and goodwill. Therefore, from 30 December 2001 any goodwill amortisation charged under UK GAAP is added back to arrive at US GAAP earnings. In the period to 29 December 2001 amortisation expenses under US GAAP were £23m (30 December 2000: £31m; 2 October 1999: £7m; 3 April 1999: £14m; 28 March 1998: £14m). Adjusting for these charges would have reduced the US GAAP losses/increased earnings reported in these prior periods by an equivalent amount.

Prior to the adoption of SFAS 142 there was unamortised goodwill of £206m under US GAAP, which included £188m on carbon steel and £18m on aluminium reporting units. Upon adoption of the standard, Corus undertook a review of this goodwill, based on discounted cash flows for each reporting unit to which the goodwill related. These transitional reviews indicated that the goodwill of £99m being adjusted in the US GAAP reconciliation of shareholders’ equity at 29 December 2001 was fully impaired. This impairment was charged to US GAAP earnings in the 2002 period as a cumulative effect upon the adoption of SFAS 142. This goodwill largely related to the original acquisition of C Walker & Sons (Holdings) Limited, which is now integrated as part of the Corus distribution and stockholding business.

In addition, during the 2002 period Corus charged £28m to earnings under US GAAP, for impairments of goodwill, mainly on its investment in Kienle & Spiess. This charge was based on discounted cash flows for the business, after a review of the current trading environment in which this subsidiary operates.

The movement in the net book value of goodwill, by business segment, is presented below:

		2003			2002
	Carbon steel	Aluminium	Total	Carbon steel	Aluminium	Total
	£m	£m	£m	£m	£m	£m
Balance at beginning of period	71	12	83	188	18	206
Additions	–	–	–	6	–	6
Impairments	(1)	–	(1)	(123)	(4)	(127)
Disposals	–	–	–	–	(2)	(2)
Balance at end of period	70	12	82	71	12	83

(ii)	Capitalisation of interest costs
Under UK GAAP, Corus does not capitalise interest in its financial statements. However, for US GAAP reporting, the estimated amount of interest incurred in connection with the financing of expenditure for major capital projects is included within fixed assets. This interest is then depreciated over the lives of the related assets.

(iii)	Pensions costs
Under both UK GAAP and US GAAP pension costs are charged to earnings so as to reflect the provision for future pension liabilities. There are differences in the method of calculating these charges and the valuation of any pension asset or liability to be included in the balance sheet. Therefore, a reconciling item from UK to US GAAP earnings is necessary to reflect these differences.

(ii)	In detail, under UK GAAP the expected cost of providing pension benefits is charged to earnings so as to spread the cost over the expected average remaining service lives of employees. Under US GAAP the pension charge is based on the estimated cost of benefits accruing in the period (as adjusted to reflect any surplus or deficit in the scheme at the date of adopting SFAS 87). However this charge is adjusted to reflect the cost of benefit improvements and any surplus or deficit that emerges as a result of actuarial assumptions being different from actual values. Only those surpluses or deficits falling outside a 10% ‘corridor’ are recognised.

In 2003 and 2002, Corus has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recorded in the balance sheet. This results in a charge to other comprehensive income equal to the minimum pension liability but adjusted to take account of an intangible asset which represents the unrecognised transition obligation.

Corus Report & Accounts 2003 109
Return to contents page

Notes to the accounts

37. Supplementary information for North American investors continued
(iv)	Stock-based employee compensation awards

UK GAAP does not require the recognition of compensation cost under its employee share option schemes where the grant price is the same as the fair value of the shares at the date of the grant. Corus has elected to adopt the provisions of SFAS 123 in accounting for its stock-based employee compensation awards. SFAS 123 requires a fair value based method of accounting for stock-based employee awards for transactions entered into after 15 December 1994. For the purpose of compliance with US GAAP the fair value of awards has been estimated using the Black-Scholes option pricing model and the following weighted average assumptions were used:

	2003	2002	2001
Risk free interest rate	3.8%	n/a	5.0%
Expected life	4 years	n/a	4 years
Expected volatility	60%	n/a	45
Dividend yield	4.45%	n/a	4.45%
Weighted average fair values of options granted in the period	£0.06	n/a	£0.56%

(v)	Purchase consideration
Under UK GAAP the fair value of the shares offered as consideration for the acquisition of Corus Nederland BV was determined by reference to the market price of the Group shares on the date the offer became unconditional, 6 October 1999. Under US GAAP the fair value of these shares was based on the market price of the shares when the principle terms of the acquisition were announced, 7 June 1999. This difference resulted in a lower purchase consideration under US GAAP which means the recognised capital issued and goodwill on the Corus Nederland BV acquisition is lower.
(vi)	Disposal of Group undertakings
On 23 January 2001, AvestaPolarit Oyj Abp was created by the merger of the Corus subsidiary Avesta Sheffield AB (publ) and the stainless steel activities of Outokumpu Oyj. Under UK GAAP this combination was treated as an exchange of shares, with AvestaPolarit Oyj Abp becoming an associated undertaking. Under US GAAP the transaction would be treated as a disposal of a subsidiary followed by a separate acquisition of an associate. This gave rise to a loss on the sale of Avesta Sheffield AB (publ), for US GAAP purposes, in the 12 months to 29 December 2001.
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
During 2002 the investment in AvestaPolarit Oyj Abp was sold. Under UK GAAP the unamortised element of any goodwill arising on the formation of the associate was charged against earnings as part of the loss on disposal. In addition any goodwill previously written off directly to reserves in respect of the investment in AvestaPolarit Oyj Abp was also charged against the loss on disposal.
Under US GAAP these balances of goodwill had previously been dealt with as part of the original disposal of the subsidiary investment in Avesta Sheffield AB (publ). They were added back to UK GAAP earnings in 2002 as part of the US GAAP reconciliation.
(vii)	Deferred taxation
Following the adoption of FRS 19 ‘Deferred Tax’ under UK GAAP by Corus in the period to 29 December 2001, the treatment of deferred tax under UK and US GAAP is more similar thmenan in prior periods. However Corus has chosen to discount deferred tax balances under UK GAAP. Discounting is prohibited for US reporting. The remaining differences on deferred taxation mainly relate to the taxation effects of all the other US GAAP adjustments.
(viii)	Accelerated depreciation
Under UK GAAP if there is an indication of impairment then relevant assets should be tested for impairment and if necessary written down to their value in use. The value in use is calculated based on discounted future pre-tax cash flows related to the asset or the income-generating unit to which the asset belongs.
US GAAP assesses whether impairment is necessary based on undiscounted cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying value of the assets. The impairment loss is measured as the difference between fair value based on discounted cash flows and carrying value of the assets.
Certain of the asset impairments charged under UK GAAP in the period to 30 December 2000 did not meet the undiscounted cash flow test required by US GAAP. Therefore the impairments would not be recognised in the US GAAP Shareholders’ equity. However, additional depreciation of £8m (2002: £20m; 2001: £21m) on these assets would continue to be charged to US GAAP earnings.

110 Corus Report & Accounts 2003
Return to contents page

Notes to the accounts

37. Supplementary information for North American investors continued
The impairments made in 2000 that were allowed under US GAAP totalled £263m and were largely related to the following carbon steel assets at the UK locations shown:

  Llanwern: the closure of the iron and steelmaking operations; the closure of the annealing and tempering facilities, and a reduction in activity at the hot strip mill and cold mill operations;
  Ebbw Vale: site closure;
  Shotton: the closure of the pickle line, cold mill and one electro-zinc line;
  Teesside: the closure of the coil plate mill; and
  Bryngwyn: site closure.

These impairments arose following a strategic review by Corus of its UK carbon steel activities. This review proposed a reduction of over 3mt per annum in UK flat products. In determining the impairment charges, future cash flows for the income- generating units holding these assets were discounted at the Group’s weighted average cost of capital as adjusted for specific risks of the income-generating units. The cash flows used covered a period equivalent to the average remaining lives of the fixed assets to provide an estimate of their value in use. In addition to the impairment charges for UK assets, at December 2000 the Group provided accelerated depreciation for the write down of direct reduced iron facilities in Mobile, USA, following a decision to mothball the plant. Following the 2000 impairments, reviews of the value in use of fixed assets of the UK steel production and processing related income-generating units affected by this restructuring have been performed annually, to comply with the requirements of UK GAAP. Continuing losses meant that the impairment reviews in 2002 gave rise to additional charges of £206m under US GAAP, of which £89m was recognised under UK GAAP in 2002 and £117m as at 30 December 2000. In the current period impairment reviews have given rise to an additional charge of £81m in respect of the Group’s mini-mill operation in Tuscaloosa, USA. Of this charge £23m was recognised under UK GAAP in the current period and £58m as at December 2000. UK GAAP allows the reversal of an impairment loss where the recoverable amount increases due to a change in economic conditions or in the expected use of an asset. Such reversals are prohibited under US GAAP. In the current period £4m (2002: £14m) of previously recognised impairment charges have been credited to UK GAAP earnings. This credit has been reversed in the US GAAP reconciliation.
(ix)	Derivatives
SFAS 133 ‘Accounting for Derivative Instrument and Hedging Activities’ establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS 133 requires that companies recognise all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Corus adopted SFAS 133, for US reporting purposes, on 1 January 2001. Upon adoption of SFAS 133, derivative liabilities of approximately £4m in respect of commodity contracts and derivative assets of £4m in respect of currency contracts were recognised on the balance sheet with an equivalent offset to the income statement. Future changes in fair value are recorded in the net income statement for US reporting purposes. Under UK GAAP no account is taken of unrealised profits or losses on open commodity or exchange contracts that are intended as a hedge. Such profits or losses are accounted for at the time that the underlying transaction is completed.
(x)	Profit on disposal of fixed assets
Under UK GAAP any profit or loss arising on the sale and operating leaseback of fixed assets may generally be taken to the profit and loss account immediately in the period in which the sale takes place. However for US GAAP purposes, under SFAS 28 ‘Accounting for Sales with Leasebacks’ any such gain or loss must be deferred and amortised over the contract lease period.
(xi)	Securitisation of trade receivables
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
(xii)	Fixed assets
For US GAAP, the fair value of the shares offered as purchase consideration for the stake in AvestaPolarit Oyj Abp was less than the fair value of the share of net assets acquired by Corus in the new company. This difference, or negative goodwill, was treated as a deduction from the carrying value of fixed assets in the reconciliation of US GAAP equity. It was then being amortised over a period of 15 years. During 2002 as part of the adoption of SFAS 141 ‘Business Combinations’, the Group wrote off the negative goodwill associated with AvestaPolarit Abp Oyj of £77m as a cumulative change in accounting principle.

(xiii)   Debt issue costs
Under UK GAAP the cost of renegotiating new loan facilities with lenders cannot be deferred. Whereas under US GAAP they can be deferred and amortised through the profit and loss account over the life of the debt facility.

Corus Report & Accounts 2003 111
Return to contents page

Notes to the accounts

37. Supplementary information for North American investors continued

New US accounting standards

In June 2002, the FASB issued SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’. This statement requires that liabilities for costs associated with exit or disposal activities be recognised and measured initially at fair value when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The adoption of this standard has not had a material impact on Corus.

In April 2003, the FASB issued SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. The guidance in SFAS 149 is generally effective prospectively for contracts entered into or modified and for hedging relationships designated after 30 June 2003. The adoption of SFAS 149 has not had a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for all financial instruments entered into or modified after 31 May 2003, and otherwise are effective the first interim period beginning after 15 June 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on the financial statements.

On 23 December 2003, the FASB released SFAS 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’. The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. As disclosed in Note 32, the Company adopted SFAS 132 (Revised 2003) for its UK pension plans for the year ended 3 January 2004. Disclosure requirements for all other plans will be effective for the Company in 2004.

In November 2002 the FASB issued FIN 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for indebtedness of Others’. This interpretation addresses the disclosures to be made by the Group for any obligations under guarantees, and the requirements related to the recognition of liabilities for those guarantees at their inception. The adoption of the accounting provisions of FIN 45 have not had a material impact on Corus. Note 30 discloses the value of Corus’ contingent liabilities for all guarantees given under trade agreements. In addition, Note 25 discloses details of Corus’ provisions for product warranties. These provisions are assessed in accordance with the requirements of FRS 12 under UK GAAP. This means that the amount recognised as a provision is the best estimate of the expenditure required to settle all anticipated warranty claims as at the balance sheet date.

In December 2003, the FASB revised FIN 46 ‘Consolidation of Variable Interest Entities’. This interpretation clarifies the application of Accounting Research Bulletin No. 51 ‘Consolidated Financial Statements’ by requiring that certain entities known as Variable Interest Entities (‘VIEs’) must be consolidated by the primary beneficiary of the entity. The Company plans to adopt the revised FIN 46 for special purpose entities created before 1 February 2003 with effect as from 4 January 2004. The Company will apply the revised FIN 46 for VIEs not considered to be special purpose entities before 1 February 2003 with effect from 30 June 2004. Further impacts of adopting this standard are being assessed.

EITF Issue No. 00-21 ‘Accounting for Revenue Arrangements with Multiple Deliverables’ addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Company does not expect this consensus to have a material impact on the financial statements.

In May 2003, the EITF reached a final consensus on Issue No. 01-08 ‘Determining Whether an Arrangement is a Lease’. The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of SFAS 13 should be based on the substance of the arrangement using specific guidance detailed in Issue 01-08. The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after 1 January 2004.

112 Corus Report & Accounts 2003
Return to contents page

Five year financial summary

Profit and loss account			Periods ended
	12 months to	6 months to	15 months to	12 months to	12 months to	12 months to
	3 Apr 1999	2 Oct 1999	30 Dec 2000	29 Dec 2001	28 Dec 2002	3 Jan 2004
	£m	£m	£m	£m	£m	£m
Group turnover
Continuing operations
United Kingdom	2,491	1,048	3,073	2,282	2,071	2,148
Other European	1,757	751	4,880	3,846	3,658	4,153
North America	465	231	1,389	877	881	781
Other areas	330	146	610	614	578	871
	5,043	2,176	9,952	7,619	7,188	7,953
Discontinued operations	1,216	533	1,746	80	–	–
	6,259	2,709	11,698	7,699	7,188	7,953
Group operating loss
Continuing operations	(86)	(199)	(1,306)	(388)	(446)	(208)
Discontinued operations	(88)	10	150	3	–	–
	(174)	(189)	(1,156)	(385)	(446)	(208)
Share of operating results of joint ventures and associated undertakings
Continuing operations	(1)	1	–	10	4	9
Discontinued operations	(2)	(1)	–	2	17	–
	(3)	–	–	12	21	9
Operating loss	(177)	(189)	(1,156)	(373)	(425)	(199)
Profit on disposal of fixed assets and group undertakings	8	10	5	19	115	45
Loss before interest	(169)	(179)	(1,151)	(354)	(310)	(154)
Net interest and investment income	27	12	(124)	(108)	(94)	(101)
Loss on ordinary activities before taxation	(142)	(167)	(1,275)	(462)	(404)	(255)
Taxation	69	27	286	43	(61)	(53)
Minority interests	24	(4)	(53)	–	7	3
Loss for financial period	(49)	(144)	(1,042)	(419)	(458)	(305)
Dividends	(201)	–	(31)	–	–	–
Loss retained for the period	(250)	(144)	(1,073)	(419)	(458)	(305)
Loss per ordinary share in pence	(2.41)	(7.06)	(32.56)	(13.04)	(14.23)	(9.25)
Dividend per ordinary share in pence	10.0	–	1.0	–	–	–
Loss per ADS in £	(0.24)	(0.71)	(3.26)	(1.30)	(1.42)	(0.93)
Dividend per ADS in £	1.00	–	0.10	–	–	–
Amounts in accordance with US GAAP:
Operating loss	(178)	(199)	(880)	(543)	(419)	(204)
Net loss for financial period	(41)	(160)	(770)	(570)	(398)	(345)
Loss per ADS in £	(0.21)	(0.81)	(2.48)	(1.83)	(1.27)	(1.05)

Up to 6 October 1999 the results presented above are those of British Steel plc only. Following the merger of British Steel plc and Koninklijke Hoogovens NV on 6 October 1999 the results presented are the combined results of these two entities. In the 15 month period ended 30 December 2000 Koninklijke Hoogovens NV contributed £4,105m to Group turnover. Discontinued operations relate to the results of AvestaPolarit Oyj Abp and the predecessor, Avesta Sheffield AB. As described in Note 10, the earnings per share figures for all prior periods have been restated as a result of the placing and open offer in December 2003.

Balance sheet
	As at
	3 Apr 1999	2 Oct 1999	30 Dec 2000	29 Dec 2001	28 Dec 2002	3 Jan 2004
	£m	£m	£m	£m	£m	£m
Fixed assets	3,480	3,344	4,143	3,750	3,126	2,984
Current assets	3,691	3,635	4,255	3,368	3,305	3,396
Total assets	7,171	6,979	8,398	7,118	6,431	6,380
Long term borrowings	(825)	(1,036)	(1,766)	(1,612)	(1,428)	(1,280)
Creditors, provisions and minority interests	(2,270)	(2,020)	(3,137)	(2,445)	(2,281)	(2,303)
Shareholders’ funds	4,076	3,923	3,495	3,061	2,722	2,797
Shareholders’ funds in accordance with US GAAP:
Capital stock	991	991	1,566	1,569	1,572	1,863
Other reserves	3,510	3,200	2,474	1,855	1,528	1,312
	4,501	4,191	4,040	3,424	3,100	3,175

Corus Report & Accounts 2003 113
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

114 Corus Report & Accounts 2003
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

Corus Report & Accounts 2003 115
Return to contents page

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

116 Corus Report & Accounts 2003
Return to contents page

Glossary

Term used in report and accounts	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	Tax payable on company distributions recoverable from
UK taxes due on income
Joint ventures and associated undertakings	Equity investees
Trade creditors	Accounts payable
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employment costs	Payroll costs
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Interests in joint ventures and associated undertakings	Securities of related parties
Loans to joint ventures and associated undertakings	Indebtedness of related parties not current
Other debtors	Other current assets
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under ‘Capital and reserves’ in Balance sheet)	Retained earnings
Profit on sale of fixed assets	Gain on disposal of non-current assets
Profit for financial year	Net income
Secured	Pledged as collateral
Shareholders’ funds	Shareholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover or revenue	Sales

Corus Report & Accounts 2003 117
Return to contents page

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

Each ADS is equivalent to 10 ordinary shares. Enquiries regarding ADR holders’ accounts and payment of dividends should be directed to the Depositary:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:

1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries
www.stockbny.com

The Bank of New York’s ADR website
www.adrbny.com

Other enquiries
Other general information about the Group’s business and copies of the Health, Safety and Environment brochure may be obtained from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Annual General Meeting
The 2003 Annual General Meeting of shareholders will be held at Hilton London Metropole, Edgware Road, London W2 1JU on 22 April 2004 at 11.00am.

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
Telephone: 0906 8433311

Website
The Corus website address is
www.corusgroup.com

Dividend
No dividend was paid during 2003 and the Board has not recommended the payment of any final dividend.

Form 20-F
The Company is subject to the reporting requirements of the US Securities and Exchange Commission (‘SEC’). In compliance with these regulations, the Company will file its Annual Report on Form 20-F with the SEC in March 2004. Copies may be obtained from The Bank of New York or the Secretary’s Office.

118 Corus Report & Accounts 2003
Return to contents page

Information for shareholders

Placing and open offer taxation

The Inland Revenue has provided the following statement on the UK tax consequences for Corus shareholders of the sub-division of the old ordinary shares and of the subsequent open offer announced by Corus on 12 November, 2003.

An open offer is an arrangement under which a company invites its shareholders to subscribe for shares subject to a minimum entitlement based on their existing shareholdings. The shareholders may also be given the opportunity to subscribe for shares which other shareholders do not want. This may be subject to a maximum. For capital gains purposes the Revenue will treat any subscription for shares, which is equal to or less than the shareholder’s minimum entitlement, as a share reorganisation. Any shares subscribed for in excess of the minimum entitlement will be treated as a separate acquisition.

The effect of statement 3 is that a Corus shareholder should not be treated as making a disposal of all or part of his existing holding of new ordinary shares by reason of the issue to that shareholder of new ordinary shares pursuant to the open offer. Instead the new ordinary shares issued pursuant to the open offer will generally be treated as acquired at the time the shareholder is deemed to have acquired the existing holding of new ordinary shares and the cost of any new ordinary shares subscribed by a shareholder pursuant to the open offer should generally be added to the base cost of the shareholder’s existing holding of new ordinary shares.

1.	The sub-division of the old ordinary 50p shares into new ordinary 10p shares and deferred 40p shares means that it is necessary for shareholders to apportion their original CGT base cost between the two new holdings. The Inland Revenue accept that, at the time of the reorganisation, the deferred shares had no value and that, as a consequence of this, they would expect shareholders to apportion the entire base cost of their old ordinary shares to the new ordinary shares.

2.	Given that the entire base cost of the old ordinary shares is properly attributable to the new ordinary shares no part of the original base cost is attributable to the deferred shares. The subsequent transfer or cancellation of the deferred shares for nil consideration will not therefore give rise to any allowable CGT loss to holders of the deferred shares.

3.	The terms of Revenue Interpretation 74 (August 1994) apply to the open offer. The text of that interpretation is as follows:

Corus Report & Accounts 2003 119
Return to contents page