Form 20-F/A
CORUS GROUP PLC
filed 2004-03-25
CIK 842021

As filed with the Securities and Exchange Commission on March 25, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

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

                                     None

         Number of outstanding shares of each of the issuer's classes of capital or common stock as of January 3, 2004:
                    4,434,759,050 Ordinary shares of 10p each

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

                                EXPLANATORY NOTE

         With this Form 20-F/A filed pursuant to Rule 104(c) of Regulation S-T, we are (i) correcting the unofficial PDF copy included with our annual report on Form 20-F for the financial year ended January 3, 2004, which was filed with the SEC on March 22, 2004, and (ii) correcting the Form 20-F filed in error with the SEC on March 23, 2004, by deleting it in its entirety. As a result of this filing, our annual report on Form 20-F for the financial year ended January 3, 2004 consists of our Form 20-F filed with the SEC on March 22, 2004, together with the unofficial PDF copy filed herewith. This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F filed on March 22, 2004, and does not modify or update the disclosures therein in any way, except as described above.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

                                                Corus Group plc
                                                (Registrant)


                                                /s/ R. J. Reeves
                                                ----------------

                                                R.J. Reeves
                                                (Secretary)
                                                March 25, 2004