Form 20-F
CORUS GROUP PLC
filed 2005-03-31
CIK 842021

As filed with the Securities and Exchange Commission on March 31, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended: January 1, 2005
Commission file number: 1-10120

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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 1, 2005:

4,438,832,877 Ordinary shares of 10p each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Form 20-F 2004 i
Return to contents page

ii Form 20-F 2004
Return to contents page

DEFINITIONS
The following terms have the meanings set out alongside unless the context indicates otherwise:

“Avesta Sheffield”	Avesta Sheffield AB (publ), a company quoted on the Stockholm Stock Exchange, until February 23, 2001.

“British Steel”	British Steel Limited (formerly British Steel plc) and/or, where the context so requires, British Steel Limited (formerly British Steel plc) and its subsidiaries and/or BSC.

“BSC” or the “Corporation”	the statutory corporation known as British Steel Corporation which operated the business of Corus UK prior to September 5, 1988, and/or, where the context so requires, British Steel Corporation and its subsidiaries.

“CES”	Corus Engineering Steels Holdings Limited, formerly British Steel Engineering Steels Holdings Limited and UES Holdings Limited and/or, where the context so requires, its subsidiaries.

“Combined Offer”	the offer for sale by HM Government of the whole of the issued Ordinary share capital of British Steel plc.

“Companies Act”	UK Companies Act 1985, as amended by the Companies Act 1989.

“Corus”	Corus Group plc or, where the context so requires, Corus Group plc and its subsidiaries.

“Corus UK”	Corus UK Limited (formerly British Steel Limited and British Steel plc) and/or, where the context so requires, Corus UK Limited and its subsidiaries and/or BSC.

“Deferred shares”	Corus Deferred shares of 40p each.

“EC”	the European Community and/or, where the context so requires, the European Communities, which include the ECSC and the EC.

“ECSC”	the European Coal and Steel Community.

“EEA”	the European Economic Area established by an agreement (as adjusted by a protocol) between the EC and certain countries of EFTA (excluding Switzerland), which entered into force in 1994 and as amended (“the EEA Agreement”).

“EFTA”	the European Free Trade Association founded in 1960 and whose current members include Iceland, Liechtenstein, Norway and Switzerland.

“ESA”	the EFTA Surveillance Authority that is a body set up under the EEA Agreement with responsibility for ensuring compliance with the provisions of the EEA Agreement within EFTA.

Form 20-F 2004 iii
Return to contents page

“EU”	the European Union which was established by the twelve Member States of the EC by the Treaty of Maastricht (signed Maastricht 1992, enacted 1993), and subsequently enlarged with the addition of Austria, Finland and Sweden which acceded to full membership on January 1, 1995 and Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia which acceded to full membership on May 1, 2004.

“Group”	Corus Group plc and its subsidiaries.

“Head Office”	the administrative office of Corus located at 30 Millbank, London SW1P 4WY, United Kingdom.

“HM Government”	Her Majesty’s Government of the United Kingdom.

“ISTC”	the Iron and Steel Trades Confederation.

“KH” or “Hoogovens”	Corus Nederland BV (formerly Koninklijke Hoogovens NV)and/or, where the context so requires, Corus Nederland BV and its subsidiaries.

“London Stock Exchange” or “LSE”	London Stock Exchange plc.

“New Ordinary shares”	Corus Ordinary shares of 10p each.

“OECD”	Organisation for Economic Co-operation and Development, an international organisation of thirty member countries that examines the economic, social and governance issues of a globalised economy.

“Old Ordinary shares”	Corus Ordinary shares of 50p each.

“Ordinary shares”	Ordinary shares of Corus, being Old Ordinary shares or New Ordinary shares as the context requires.

“Report & Accounts 2004”	the Corus Annual Report & Accounts for the twelve months to January 1, 2005.

“stockholders”	steel stockists that typically purchase steel products from high-volume producers, such as Corus, and break bulk or process such purchases for subsequent resale.

“tonne” or “t”	a metric ton (1,000 kilograms) equal to 2,204.6 pounds.

“Treaty of Paris”	the Treaty establishing the ECSC (signed Paris 1951, enacted 1952, expired July 23, 2002)

“Treaty of Rome”	the Treaty establishing the EC (signed Rome 1957, enacted 1958, and amended, inter alia, by the Treaty of Maastricht).

“UK”	United Kingdom.

iv Form 20-F 2004
Return to contents page
PRESENTATION OF INFORMATION
Corus is the successor registrant to British Steel.

    Certain of the responses to the requirements of Form 20-F are incorporated by reference to the Corus Report on Form 6-K dated March 31, 2005, which contains the Report & Accounts 2004, and is attached as an exhibit to the Form 20-F.

    Corus has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between UK GAAP and US GAAP are summarised in Note 38 ‘Supplementary information for North American investors’ on pages 133 to 139 in the Report & Accounts 2004 incorporated herein by reference.

    Prior to the merger between British Steel and KH, British Steel prepared its financial statements on the basis of a financial year consisting of the 52 week or 53 week period ending on the Saturday closest to March 31 of each year. A change of year end from March to September was introduced as a preparatory step to the merger and in connection with this change British Steel produced accounts for the six month period from April 4, 1999 to October 2, 1999. Following the merger, Corus further changed its year end to the Saturday closest to December 31 of each year. Unless otherwise indicated, financial and operating statistics are stated on the basis of such financial years. References to 1999/2000 are to the fifteen month period to December 30, 2000 unless otherwise indicated. References to 2001, 2002, 2003 and 2004 are to the financial years ended December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005 respectively or the calendar year as the context requires.

PRESENTATION OF NON-GAAP MEASURES

    Corus gives certain additional information in a non-statutory format in order to provide readers with an increased insight into the underlying performance of the business, in line with management’s own view. Where such non-GAAP information is given, this is indicated and the comparable statutory figure is also provided.

    Operating results excluding restructuring and impairment costs are presented because management believes that exclusion of these items facilitates understanding of the underlying performance of the business and improves the comparability of results for the periods concerned. For these reasons, Corus uses such measure to manage the Group

CERTAIN FORWARD LOOKING STATEMENTS

    The Form 20-F includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements in the Form 20-F and in the pages incorporated by reference from ‘Review of the period’ and ‘Financial review’ of the Report & Accounts 2004 under Item 5 ‘Operating and Financial Review and Prospects’ including, without limitation, those concerning (i) the economic outlook for steel and aluminium demand for calendar year 2005, (ii) expectations regarding steel and aluminium prices, (iii) the cost reductions and savings to be achieved through restructuring, efficiency and effectiveness, in particular, the “Restoring Success” programme and (iv) the liquidity and capital resources of Corus, contain certain forward looking statements regarding the steel and aluminium industries and the operations, economic performance and financial condition of Corus. Item 11 ‘Quantitative and Qualitative Disclosures About Market Risk’ with regard to risk management, foreign exchange risk, commodity risk and interest rate risk are also forward looking in their nature. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but are not limited to (i) the economic climate in the UK and mainland Europe, (ii) the value of the pound sterling particularly in relation to the euro, the value of the pound sterling and the euro in relation to the US dollar, and changes in the global market for steel and aluminium, (iii) market developments, (iv) the availability and effective management of employees, supplies (including raw materials) and technology, (v) changes in environmental and other regulatory requirements and (vi) business risk management.

Form 20-F 2004 v
Return to contents page
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Selected financial data

    Certain of the information required by this Item is incorporated herein by reference from Note 26 on page 113, and page 140 ‘Five year financial summary’ of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005. A reconciliation of the financial figures stated under UK GAAP to those restated under US GAAP is presented in Note 38 on pages 133 to 139 of the Report & Accounts 2004 and is incorporated herein by reference.

Relevant information on dividends is provided under Item 8 on page 36.
Exchange rates

    The consolidated financial statements of Corus incorporated herein by reference from the Report & Accounts 2004 are presented in pounds sterling. In this document, references to ‘US$’, ‘US dollars’ or ‘$’ are to United States dollars, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency and references to ‘Euro’, ‘euro’, ‘EUR’ or ‘€’ are to the single currency of the member states of the EU that have adopted such currency in accordance with legislation relating to European Economic and Monetary Union. On March 15, 2005 the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.913 to £1.00.

The following table sets forth, for periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US dollars per £1.00:
Financial period ended	Average (a)	High	Low	Period End

December 30, 2000	1.533	1.677	1.400	1.496
December 29, 2001	1.440	1.505	1.373	1.448
December 28, 2002	1.502	1.604	1.409	1.602
January 3, 2004	1.635	1.790	1.550	1.790
January 1, 2005	1.833	1.948	1.754	1.916

Month ended	High	Low

September 30, 2004	1.811	1.773
October 31, 2004	1.840	1.779
November 30, 2004	1.907	1.832
December 31, 2004	1.948	1.913
January 31, 2005	1.916	1.865
February 28, 2005	1.925	1.857

(a) The average of the Noon Buying Rates on the last day of each month during the applicable period.
Risk factors

    Corus is subject to various changing competitive and economic conditions that affect the market for steel and aluminium. The following is a description of factors that may affect Corus’ business, results of operations and share price:

Form 20-F 2004 1
Return to contents page
Risks relating to the Group’s business
Corus has incurred operating losses in previous years and may do so again.

    Although Corus had an operating profit of £582 million for the year ended January 1, 2005, it incurred an operating loss of £208 million in the previous year. The Group returned to profit in 2004 as a result of strong global demand for steel products and higher steel prices, which fully offset substantial increases in raw material costs. The Group also benefited from the “Restoring Success” programme (see below) launched in 2003 to improve performance across all its businesses and to close the performance gap between Corus and its European competitors. Nevertheless, there can be no assurance that these economic conditions will persist, that Corus’ initiatives will continue to be successful or that Corus will maintain positive operating income or cash flows from operations in the future.

Corus’ “Restoring Success” programme may not achieve its goals or may cost more than anticipated, which could have a material adverse effect on Corus’ financial condition.

    In response to the declining steel demand from Corus’ UK customer base, resulting from the long-term erosion of the UK manufacturing industry, and coupled with the lack of competitiveness in export markets related in part to the strength of sterling in 2001, Corus initiated a restructuring programme in 2001. In April 2003 Corus’ Board announced additional restructuring initiatives to concentrate its steelmaking in the UK at three sites. The details of the “Restoring Success” programme and its objectives are provided on pages 11 to 13 under Item 4. Whilst this programme is broadly progressing to plan, there can be no assurance that the total capital expenditure and restructuring costs will not exceed present expectations. Additionally, Corus’ restructuring plans are subject to operational risks and benefits of the plan will depend in part on the strength of sterling against the euro. Thus, there can be no guarantee that Corus’ restructuring plans will achieve their intended goals.

Whilst Corus believes the “Restoring Success” programme is necessary in order to combat the Group’s past operating losses and to improve the Group’s financial performance, these significant changes are subject to risks and uncertainties and the scope of change currently envisioned by Corus may prove difficult to realise. In addition, management has made several key assumptions in relation to its “Restoring Success” programme, including specific assumptions tied to each aspect of the initiatives and general assumptions relating to exchange rates and market prices for steel and raw materials. Corus has also assumed that it will be able to dedicate significant management resources from both senior management and at business units, whilst mitigating disruption to existing plant performance as these initiatives continue. These assumptions have remained valid to the end of 2004 but, nevertheless, if they are not realised in the future, Corus may be unable to achieve all of the anticipated benefits of its “Restoring Success” programme or the cost of achieving these benefits may be higher than expected.
Corus’ operating results are strongly affected by movements in exchange rates, particularly between sterling and the euro and between sterling and the US dollar.

    Corus derives most of its turnover and incurs much of its costs in the EU. Within the EU, Corus has substantial assets and sales in the UK, which is not a member of the eurozone. Whereas the majority of the costs of Corus in the UK are not affected by the sterling to euro exchange rate, steel prices in Europe, including the UK, in the medium and long term are largely set in euros. Therefore, fluctuations in the sterling to euro exchange rate impact heavily on Corus’ revenue in the UK. In 2004, £7.6 billion or 81% of the Group’s total turnover was derived from Europe, the most important market for the Group. Turnover in other export markets and Corus’ major supplies purchases, including iron ore and coal, are mainly denominated in US dollars. Corus’ aluminium sales, which are based on London Metal Exchange (LME) prices, are also quoted in US dollars. As a result, Corus’ revenues are impacted by fluctuations in the US dollar to sterling and the US dollar to euro exchange rates. In recent years, sterling has appreciated significantly in relation to the US dollar and may continue to do so in the future. Volatility in exchange rates affects the Group’s results from operations in a number of ways. It impacts the Group’s revenues from export markets, affects the strength of Corus’ competitors and their ability to penetrate the UK steel market, and exposes Corus’ UK customers to similar pressures, which may result in a reduction in demand for steel in the UK.

2 Form 20-F 2004
Return to contents page

Certain business decisions concerning Corus’ business require approval by the Corus Nederland Supervisory Board, a body whose composition is not wholly within the control of Corus, and that has previously withheld its approval of a key strategy decision of Corus Group.

    Corus Nederland, whose assets include the Group’s Dutch business and its aluminium operations, is subject to the mitigated structure regime under the provisions of the Dutch Civil Code as amended on October 1, 2004. Pursuant to this regime, Corus Nederland has established a Management Board and a Supervisory Board. The members of the Management Board are appointed and dismissed by the general meeting of shareholders and the composition of this Board is therefore effectively controlled by Corus. The members of the Supervisory Board were appointed and dismissed by the members of the Supervisory Board itself. The Supervisory Board owes duties to constituencies beyond Corus Group plc and its shareholders, which includes employees, bondholders and trade creditors of Corus Nederland and its subsidiaries.

    A number of important decisions by the Corus Nederland Management Board involving the businesses held by Corus Nederland are subject to the approval of the Supervisory Board. The decisions that are subject to Supervisory Board approval include: the entering into and termination of long-term or material collaborative arrangements between Corus Nederland and third parties; proposals by the Management Board for the amendment of the Corus Nederland articles of association (though this would not preclude the general meeting of shareholders resolving on such amendment without a Corus Nederland Management Board proposal); the issue of shares and debentures; termination of the employment of a material number of Corus Nederland employees; far-reaching changes to the employment conditions of a material number of Corus Nederland employees; and significant investments, disposals and acquisitions. In addition, the articles of association of Corus Nederland provide that the Supervisory Board may extend the range of decisions that are subject to its approval. In March 2003, the Supervisory Board withheld its approval from the Management Board’s decision, implementing the Group strategy to sell the aluminium businesses held by Corus Nederland to Pechiney.

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

    On October 1, 2004, certain amendments to Dutch company law came into force. Under the new law, the powers of shareholders in companies subject to the mitigated structure regime were enhanced and the general meeting of shareholders will now appoint the members of the Supervisory Board, subject to the following procedure. On the basis of a profile drawn up by the Supervisory Board, the Supervisory Board is entitled to make nominations for the appointment of supervisory directors. A nomination can be overturned by the general meeting. If the general meeting has overturned a nomination, the Supervisory Board will be entitled to make a new nomination. The works council will have an enhanced right of recommendation in respect of one third of the number of supervisory directors. The general meeting of shareholders will also have the power to effectively dismiss the entire Supervisory Board. In the case where the entire Supervisory Board is dismissed, the Management Board of the company must immediately request the Enterprise Chamber of the Amsterdam Court of Appeals to appoint one or more temporary supervisory directors, who must then see to it that a new Supervisory Board be appointed.

    Corus Nederland has established a Central Works Council. Under the provisions of the Dutch Works Council Act (WCA) the Central Works Council has the right to give advice on a number of proposed decisions by the Management Board of Corus Nederland, including decisions regarding: the transfer of control of the enterprise or any part thereof; the establishment, take-over or relinquishing of control of another enterprise; the termination of the activities of an enterprise or a substantial part thereof; expansion or other change in the activities of the enterprise; a substantial change in the organisation of the enterprise or in the allocation of the authority within the enterprise; and the appointment of an outside expert to provide advice on any of these matters. In addition, the Central Works Council has the right to advise on any proposed decision regarding a transfer of control of Corus Nederland. The WCA allows the Central Works Council to initiate litigation before the Enterprise Chamber of

Form 20-F 2004 3
Return to contents page

the Amsterdam Court of Appeals if no advice is sought or if the Management Board intends to proceed with implementing a decision despite receiving negative advice from, or deviating from conditions set by, the Central Works Council.

Corus has a substantial amount of indebtedness and other obligations, which could limit its operating flexibility and otherwise adversely affect its financial condition.

    As of January 1, 2005, Corus had total borrowings of £1,454 million. Corus’ outstanding or future indebtedness and related covenants could limit its operating flexibility and could otherwise adversely affect its financial condition.

This level of indebtedness could have important consequences, including the following:
•	it may become difficult for Corus to obtain additional financing for working capital, capital expenditure, debt service requirements, acquisitions or general corporate or other purposes in the future;

•	a substantial portion of Corus’ cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Corus for other purposes;

•	it may limit, along with the financial and other restrictive covenants applicable to Corus’ debt, Corus’ ability to borrow additional funds even when necessary to maintain adequate liquidity;

•	some of Corus’ borrowings are, and are expected to be, at variable rates of interest (including borrowings under its primary bank credit facility in the future), which exposes Corus to the risk of increased interest rates;

•	Corus’ flexibility to adjust to changing economic or market conditions may be constrained and its ability to withstand competitive pressures may be reduced, making Corus more vulnerable to a downturn in general economic conditions; and

•	it may place Corus at a competitive disadvantage compared to its competitors, if they have lower levels of debt and, as a consequence, have greater operating and financial flexibility than Corus.

    Corus’ interest costs for its indebtedness are linked to its credit rating. Should Corus’ credit rating be downgraded, Corus’ interest costs may increase. Additionally, such an event may make it more difficult for Corus to obtain additional financing. The addition of further debt to current levels could exacerbate the leverage-related risks described above.

    Corus’ primary bank credit facility has a final maturity date of June 30, 2006 (refer to ‘Significant changes’ under Item 8). A portion of Corus’ outstanding indebtedness, including its convertible bonds, will reach maturity between 2006 and 2008, which may have an effect on Corus’ financial position and results of operations.

    If Corus’ cash flow and capital resources are insufficient to fund its debt service requirements and its other obligations, Corus may be forced to reduce or delay scheduled expansion and capital expenditure (particularly with regard to the “Restoring Success” programme), sell material assets or operations, obtain additional capital or restructure or refinance all or a portion of its debt.

Corus’ ability to comply with the covenants under its senior credit facility will depend on achieving planned financial results.

    On July 31, 2003, Corus entered into a secured senior credit facility with an initial principal amount of €1,200 million. This facility was replaced in February 2005 by a new €800 million banking facility with a reduced security package (refer to ‘Significant changes’ under Item 8). Nevertheless, under this new facility, Corus must comply with certain financial covenants. Several of these required measures become more stringent over time. Corus is in compliance with these covenants and expects to remain in compliance. However, compliance with these covenants can be adversely affected if Corus is unable to achieve its planned financial results that, in turn, can be affected by unforeseen events and by events and circumstances outside of Corus’ control. Although Corus’ sensitivity to these covenants has diminished and is expected to continue to do so as the results of its “Restoring Success” programme take further effect, there is no assurance that Corus will remain in compliance with these covenants in the future. In the event that Corus breaches one of these covenants and is unable to obtain a waiver

4 Form 20-F 2004
Return to contents page

from the lenders, it will be in default under the facility and, consequently, other indebtedness. Upon a default, the lenders could elect to declare all amounts borrowed under the facility, together with accrued interest, due and payable and/or enforce on the collateral securing the facility.

Corus’ operations may be adversely affected by business interruptions and property damage.

    Corus’ operations may be adversely affected by abnormal unplanned events such as explosions, fires and other industrial accidents, transportation interruptions and inclement weather. For example, on September 29, 2003, a fire at Scunthorpe works ceased steelmaking there temporarily. The cost of the damage resulting from the fire and other related operating costs and lost contribution, which were not covered by third party insurance, was approximately £20 million.

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

    Corus provides retirement benefits for substantially all of its employees under several benefit and contribution plans. Corus contributes to these defined benefit plans the amount that is required by governing legislation in the countries in which it operates. Pension contributions are calculated by independent actuaries using various assumptions about future events. The actuarial assumptions used may differ from actual future results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact Corus’ recorded net pension expense and liability, as well as future funding requirements. As at January 1, 2005, under FRS 17, the market value of Corus’ pension assets was £12.1 billion and its pension liabilities were assessed at £12.2 billion. If there is a significant adverse change in the market value of Corus’ pension assets, Corus may need to increase its pension contributions, which could have an adverse impact on Corus’ financial results.

The application of international accounting standards may lead to material differences in the results of operation and/or the financial position of the Group in comparison with existing accounting policies applied.

    Corus will start to prepare its consolidated accounts under International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) from January 1, 2005 along with some 7,000 other companies with shares and debt listed within the EU. From 2003 and throughout 2004, Corus has undertaken a project to implement the necessary accounting system and process changes to comply with these new standards. Corus continues to assess the latest changes to international accounting standards and interpretations of those standards, in particular IFRIC 3 (proposing to treat emission rights as intangible assets) and IFRIC 4 (providing further guidance on those agreements to be treated as leases). Until this assessment and the planned external review of the restatement of 2004 have been completed, Corus is not yet able to disclose the financial impact of the application of IASs and IFRSs. However, as well as changes in the presentation and format of primary statements and notes to the accounts, the most significant areas of change will be in the treatment of the following:

•	Employee benefits, in particular pension costs and balances that will no longer reflect the smoothing effect of SSAP 24.

•	Convertible debt, which will have to be disclosed and accounted for as separate debt and equity elements.

•	Goodwill, which is no longer amortised and instead is assessed for impairment on an annual basis.

•	Share based remuneration, where costs must be recognised on a fair value basis and there is no exemption for UK Inland Revenue approved or similar sharesave schemes.

•	Development and software costs, where there is a greater emphasis to capitalise such items.

Form 20-F 2004 5
Return to contents page

•	Deferred tax balances, which can no longer be discounted and are recognised on the basis of temporary differences rather than timing differences.

•	Derivative financial instruments, which must be carried in the balance sheet at their fair value.
Risks relating to the steel and aluminium industries
Corus’ results of operations could be adversely affected by the cyclical nature of the steel industry and the industries Corus serves.

    The steel and aluminium industries are highly cyclical, sensitive to general economic conditions and dependent on the condition of certain other industries. Corus’ steel business supports cyclical industries such as the automotive, appliance, construction and energy industries. The demand for steel products is generally affected by macroeconomic fluctuations in Europe and the global markets in which steel companies sell their products. As a result, the prices of steel and steel products may fluctuate significantly due to many factors beyond Corus’ control. Aluminium end use markets, including the transport (especially automotive and aerospace) and construction sectors, are also cyclical. When downturns occur in these sectors, Corus may experience decreased demand for its products, which may have a material adverse effect on its financial results.

    The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry may have a material adverse impact on Corus’ business, operations, profits and financial condition.

A change in the demand for steel in China could have a significant impact on the global steel market.

    China is currently increasing steel producing capacity by millions of tonnes every year and importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices globally, particularly for iron ore, metallurgical coal and scrap. In addition, Chinese demand for freight to import raw materials and export finished products is increasing ocean freight rates to unprecedented levels. Corus has already experienced the impact of higher raw material prices and freight costs, which may further increase. Although China’s demand for imports of finished steel and raw materials may continue to grow in the near future, this growth may decline as the Chinese supply of steel is brought into balance with the demand. As a result, countries presently exporting large volumes to China would likely search for alternative markets. Such behaviour could impact the markets that Corus sells into, resulting in Corus losing sales volume, or having to reduce steel prices, which may have a material adverse impact on Corus’ revenues and financial condition.

Corus’ profitability may be affected by changes in the cost and availability of raw materials and Corus may not be able to recover increased raw material costs in higher selling prices.

    The prices of many of the raw materials Corus uses depend on world-wide supply and demand relationships, and are therefore subject to fluctuation. The principal raw materials used by Corus are iron ore and metallurgical coal, purchased on international markets, and scrap.

    Corus typically enters into long term supply contracts with certain of its raw material vendors. The pricing terms of these contracts are determined on an annual basis and thus do not protect Corus from significant price increases. There is a potential time lag between changes in prices under Corus’ purchase contracts with its vendors and the time when Corus can implement a corresponding price change under its sales contracts with its customers.

    Prices for the raw materials that Corus requires may continue to increase and, if they do, Corus may not be able to pass on the entire cost of such increases to its customers or to offset fully the effects of higher raw material costs through productivity improvements, which may cause its profitability to decline. When the global demand for raw materials is strong, the terms of supply purchase contracts may be disadvantageous to Corus. Thus, shortages of, or price increases for, supplies could have a material adverse effect on Corus’ ability to sell certain of its products in a cost-effective manner and sell such products profitably.

6 Form 20-F 2004
Return to contents page

Corus’ business is greatly affected by price volatility, which is largely the result of high fixed costs characteristic of the steel industry.

    The production of steel is capital intensive, with a high proportion of fixed to total costs. Consequently, steel producers seek to maintain high capacity utilisation. If capacity exceeds demand, there is a tendency for prices to fall sharply as supply is largely maintained. Conversely, expansion of capacity requires long lead times so that, if demand grows strongly, prices increase rapidly, as unutilised capacity cannot be brought on line as quickly. The result is substantial price volatility. While Corus has taken steps to reduce operating costs, including reducing steel production capacity, Corus may be negatively affected by significant price volatility, particularly in the event of excess production capacity in the global steel market, and incur operating losses as a result.

Strong competition may continue to exert downward pressure on Corus pricing.

    Corus experiences intense competition within the steel and aluminium industries at both a regional and global level. International trade is a substantial component of Corus’ business, with the result that changes in market conditions in one region are rapidly transmitted to other regions. The competitive arena encompasses quality, customer service, delivery performance, product development and price. Although as a technologically advanced materials producer, Corus attempts to differentiate its products by emphasising non-price competitive advantages, Corus is still subject to the effect of strong price competition from commodity producers in developing countries that compete in the markets in which Corus seeks to sell its products (see section ‘Competition – steel’ on pages 20 and 21 under Item 4).

High energy costs adversely impact Corus’ results of operations.

    Both steel and aluminium production processes are energy intensive. Corus’ operations consume large amounts of energy, in particular natural gas and electricity. A significant increase in energy prices could have an adverse impact on Corus’ financial results. For example, at normal annual consumption levels, every £0.001 per kilowatt-hour rise in electricity costs would increase Corus’ operating costs by approximately £10 million, while a £0.01 per therm rise in natural gas prices would increase Corus’ operating costs by approximately £5 million. In addition, Corus’ aluminium smelters generally require an uninterrupted supply of intense electrical energy, and any significant interruption may have a technical, commercial and financial impact on the facility concerned.

    The UK, Dutch and German governments have imposed general energy taxes on industry. Corus has endeavoured to minimise the cost impact of these taxes through a series of negotiated agreements. From April 2001, the UK Government imposed a tax on the business use of energy. A negotiated agreement was signed with the UK Government to allow Corus to take an 80% reduction in the amount of such tax provided certain energy targets are met. Corus has met its energy efficiency target for 2004 and will receive this reduction for 2005 and 2006. The reduction is worth approximately £28 million per annum.

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

Form 20-F 2004 7
Return to contents page

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

    The EU Emissions Trading Scheme (ETS) was adopted on July 22, 2003 and came into force on January 1, 2005. Participation is mandatory for defined sectors including combustion plant, iron and steel production, sinter plants, coke ovens and lime production. Primary and secondary aluminium production are not included.

    Costs may be incurred if the issued allowances for CO2 are insufficient to meet the actual emissions and the shortfall of emissions have to be met by purchases on the EU ETS market. The failure to surrender enough CO2 credits at the end of each year will result in a fine of €40 per tonne of CO2 for the first phase 2005 to 2007. In addition, the shortfall in CO2 has also to be purchased on the ETS market.

    With regard to its emissions allowances in the Netherlands, Corus has lodged an appeal with the Dutch Council of State as part of administrative proceedings in which Corus has objected to the method used for allocation of emissions allowances under the Dutch National Allocation Plan (see also ‘Legal proceedings’ under Item 8).

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

    The large trade flows and, in particular, large swings in trade, which can result from changing market conditions, can lead to trade remedy actions to protect domestic industries. Exports by Corus to the United States have been subject to such trade remedies, including “Safeguard” measures imposed by the US under Section 201 of the US Trade Act of 1974 on imports of a number of steel products such as flat rolled steel, plates, and wire rod. Although these “Safeguard” measures were terminated in December 2003, there can be no assurance that future similar trade remedy measures instituted by the US or other governments will not have a significant impact on Corus’ export sales or that Corus will be able to mitigate the impact of such measures.

8 Form 20-F 2004
Return to contents page

ITEM 4. INFORMATION ON CORUS

Introduction

    Corus was formed in October 1999 by the merger of British Steel and KH. Corus produced 19.0 million tonnes of crude steel in 2004 (equivalent to 19.5 million tonnes of liquid steel) and estimates that on the date hereof it is the eighth largest steel producer in the world. Its European steelworks accounted for approximately 10% of the EU’s steel production in 2004. The majority of Corus steel is rolled in its own mills although it supplies semi-finished steel products to other steelmakers for rolling into finished products. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 82% of the steel divisions’ turnover in 2004, with North America accounting for 9% and other areas for 9%.

    The aluminium businesses of Corus manufacture and supply primary products, rolled products and extrusions. Corus was, in 2004, the fifth largest producer of rolled aluminium products in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU including the UK, is the most important market for Corus, accounting for 74% of the Aluminium division turnover in 2004, with North America accounting for 17% and other areas for 9%.

    Corus produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK located at Port Talbot, Scunthorpe and Teesside and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method, currently in two other UK steelworks (Rotherham and Stocksbridge). As part of the UK restructuring element of the Group’s “Restoring Success” programme (see page 12), steelmaking and hot rolling at Stocksbridge will cease in 2005, when these processes for the production of engineering steels will be concentrated at Rotherham. Carbon steel was also produced by the electric arc furnace method at Tuscaloosa in the United States, prior to the disposal of that business in July 2004. Capacity and output figures of these steelworks for the twelve month period from January 2004 to December 2004 are set out on pages 26 and 27 ‘Property, plants and equipment’.

    The steelworks of Corus supply steel not only to external customers but also to other Corus operating sites. A number of the Corus rolling mills and process lines are located on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities. These include the sites set out on pages 26 and 27 ‘Property, plants and equipment’.

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

    In the EU, Corus has an extensive network of sales offices, processing and service centre locations for the distribution and, in some cases, the further processing of its products. Outside the EU, Corus has sales offices in over twenty countries that are supported by a worldwide trading network. This network is supported by agency agreements and joint venture or associate arrangements in a number of markets.

History and development of Corus

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

Form 20-F 2004 9
Return to contents page

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

    Corus was incorporated in the name of BSKH plc in England and Wales on July 16, 1999 and was established for the purpose of the merger. The name was subsequently changed to Corus Group plc on September 28, 1999, prior to the merger. The corporate headquarters are in London. The address and telephone number of Corus and its agent in the USA are shown on page 144 of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference and attached as an exhibit hereto.

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

    Prior to October 2003, Corus Group consisted of 20 main business units, focused on specific markets, products and processes. From October 2003, these business units were structured into four main divisions and a speciality portfolio: Strip Products, Long Products, Aluminium, Distribution and Building Systems, and Speciality Portfolio. Subsequently the Speciality Portfolio was disbanded and the constituent business units were reallocated to the four main divisions. The Group has reported on this basis from 2004.

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

10 Form 20-F 2004
Return to contents page

    On July 1, 2002, Corus announced the sale of its stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 per share in cash, plus €25 million in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu Oyj entered into in connection with the formation of AvestaPolarit Oyj Abp in January 2001. The total proceeds amounted to approximately €555 million (approximately £356 million).

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

    On October 23, 2002 Corus announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses to Pechiney S.A. for €861 million (approximately £543 million). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on March 10, 2003 to reject the recommendation to proceed with the sale. On March 11, 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure was available to resolve the issue in time for the sale to proceed, Corus accepted the Court’s decision as final. Pechiney was informed that Corus would not now proceed with the sale and, as a result, a break fee of €20 million was paid to Pechiney in 2003. The exclusivity period granted to Pechiney under the commitment agreement has come to an end.

    On February 5, 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties. The process is continuing.

Restoring Success

    Following his appointment as Chief Executive of Corus in May 2003, Philippe Varin launched a number of key initiatives, known as the “Restoring Success” programme. This programme was focused on introducing new leadership and instilling a new corporate culture across the Group, aligning the financial resources available to the Group with its future strategic needs, and returning all parts of the Group to acceptable levels of profitability. The latter was to be accomplished by building on existing cost reduction programmes, implementing restructuring proposals for the UK asset base and initiating further Group-wide efficiency measures, as described below.

    The Group’s aim is to close the competitive gap that existed between Corus and its European peer group. Corus estimates that this gap in 2004 was some 3.5% at the EBITDA margin level (i.e. earnings before interest, tax, depreciation and amortisation to turnover) when measured against the average of its European competitors, as compared with some 6% in 2003. Full implementation of the “Restoring Success” programme described below is designed to close the current competitive gap by the end of 2006.

Existing ongoing initiatives
A number of cost reduction and efficiency programmes were already underway and have been incorporated in the “Restoring Success” programme. These include:
•	the final stages of previously announced headcount reduction programmes, where almost all the identified manning reductions had been achieved by the end of 2004.
•	the ‘World Class IJmuiden’ programme, aimed at achieving significant performance improvement across the Dutch steel business through increased output and productivity improvements, as well as improved sales mix. This programme was also completed in 2004.

Form 20-F 2004 11
Return to contents page

•	the ‘High Performance Strip UK’ programme, aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs, and improved customer service and delivery performance. This programme will continue through 2005 and into 2006.
UK restructuring

    In April 2003 Corus outlined the conclusion of a review of the Group’s UK asset base, which was to size the business to the available market and create an internationally competitive cost base for the UK businesses. Steelmaking in the UK was to be concentrated on three sites; for strip products at Port Talbot in South Wales, for long products at Scunthorpe in North Lincolnshire and for engineering steels at Rotherham in South Yorkshire.

    As part of the UK restructuring programme, Teesside’s steelmaking capacity becomes surplus to the Group’s internal requirements. Teesside has, therefore, been refocused as a slab exporter and has entered into an agreement effective from January 2, 2005 with a consortium of re-rolling companies (Duferco, Marcegaglia, Imsa and Dongkuk) to supply slab under a ten year off-take contract. Under this agreement the consortium will take at cost slab production in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157 million (US$73 million in 2005/06 and US$84 million in deferred payments over the life of the contract) and will contribute approximately 76% of the expected capital expenditure requirements (US$100 million) of Teesside Cast Products to enable identified improvements to be implemented.

With steelmaking for strip products in the UK concentrated at Port Talbot, this plant will supply the mills and coating line at Llanwern.

    With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire will take place in 2005. Finishing facilities for aerospace steels and engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill is being enhanced to roll coiled bar, following which the Roundwood coiled bar mill will be closed. The finishing facilities at Tipton in the West Midlands are in the process of being relocated to Rotherham.

    As a result of the above the Group’s UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. not including Teesside) will reduce to become 10.5 million tonnes a year largely focussed on satisfying UK market demand. Approximately 1,150 jobs will be directly affected by these closures and rationalisation measures.

The development projects at Port Talbot and Rotherham are well underway, and both are progressing on time and within approved budget cost.
Further initiatives

    The “Restoring Success” programme includes, in addition to the existing ongoing cost reduction programs and UK restructuring, a series of new initiatives to improve Group performance. A review in the second half of 2003 identified cost savings and profit improvement opportunities to be achieved by the end of 2006, as follows:

•	up to £200 million cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;
•	up to £70 million cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and
•	up to £80 million profit improvement per annum through rebalancing the Group’s product – customer mix towards premium end-markets.
The Group’s capital expenditure increased in 2004 in support of these initiatives, including UK restructuring.

12 Form 20-F 2004
Return to contents page

    Management estimates that “Restoring Success” had achieved improvements by the end of 2004 that were running at an annual rate of some £335 million. Benefits achieved in 2004 compared with the base of June 2003 are estimated at some £300 million and contributed to the year-on-year improvement in the Group’s operating result. Benefits achieved by the end of 2004 still do not include the impact of UK restructuring, which will be realised progressively from mid 2005, nor from capital expenditure projects currently underway to improve the Group’s product and customer mix towards premium end-markets. Management remains confident that the targeted improvement by the end of 2006 will be achieved.

Bank facility

    On July 31, 2003 Corus signed a new €1,200 million banking facility to replace the facility that was due to expire at the end of January 2004. This facility had a final maturity date of June 30, 2006, and provided committed bank financing for Corus’ working capital requirements. The scheduled reductions under the facility reduced the commitment at the end of January 2004 to €1,000 million until the end of June 2005; then to €800 million until the end of December 2005; and then to €600 million until the end of June 2006. On December 11, 2003, following the receipt of proceeds from the placing and open offer, the commitment under the facility was reduced by voluntary cancellation to €1,000 million. On November 8, 2004, following the receipt of proceeds from €800 million bond issues, the commitment under the facility was further reduced by voluntary cancellation to €800 million.

    Subsequent to the year end, Corus announced on February 24, 2005 that it had signed a new €800 million banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of December 31, 2008 and provides committed bank financing for general corporate purposes and working capital requirements. Further details are provided under ‘Significant changes’ in Item 8.

Capital expenditure
The capital expenditure over the last three financial periods is set out below.
		Year ended

	December 28, 2002	January 3, 2004	January 1, 2005

	(in millions)
Capital expenditure	£188	£163	£377

    The major focus of capital expenditure in the period from December 29, 2001 to January 3, 2004 was on the rebuilding of Port Talbot no. 5 blast furnace, the relining of IJmuiden no. 6 blast furnace, preparations for the reline of IJmuiden no. 7 blast furnace, the commencement of major projects at Port Talbot and Engineering Steels connected with UK restructuring, the commencement of a project to increase aircraft plate and sheet capacities and capabilities at Koblenz (Germany), and completion of the continuous annealing line for aluminium at Duffel (Belgium). Other notable schemes completed in the period were the reconfiguration of an electrolytic tinning line at Trostre (South Wales) following the closure of Ebbw Vale works and the transfer of a double reduction rolling mill to IJmuiden, and the enhancement of a bloom caster at Scunthorpe.

    A description of the principal capital expenditures and divestitures since January 3, 2004, including those currently in progress, is incorporated herein by reference from page 12 ‘Summary’, page 21 ‘Strip Products Division – Investment’, pages 24 and 25 ‘Long Products Division – Investment’, page 28 ‘Distribution & Building Systems Division – Investment’, page 33 ‘Aluminium Division – Investment’, page 34 ‘Central and other – Investment’, page 40 ‘Carbon steel – Investment’, and page 42 ‘Aluminium – Investment’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

Form 20-F 2004 13
Return to contents page

    The principal acquisitions and dispositions of businesses during the period from December 29, 2001 to January 3, 2004 are noted below. With the exception of the disposal of AvestaPolarit Oyj Abp, none of these are material to Corus.

March 28, 2002	The Group’s stake in Galtec, a joint venture company, was sold to Sidmar for proceeds of £12 million.

July 1, 2002	AvestaPolarit Oyj Abp, the Group’s 23.2% associated undertaking, was sold to
Outokumpu Oyj for £356 million.

August 21, 2002	Acquisition of Erik Olsson and Söner of Sweden for £9 million.

September 17, 2002	The Group’s 20% interest in the Aluminerie Alouette smelter was sold to Alcan for
£107 million.

December 27, 2002	Acquisition of Precoat International plc for £7 million.

April 17, 2003	Sale of Corus Aluminium Service Centers Inc. in the USA to Clayton Metals Inc. for
approximately £5 million.

June 19, 2003	Purchase of Sollac Mediterranee’s 50% share in Lusosider Projectos Siderugicos
S.A. for approximately £8 million and the simultaneous sale of this share to Banco
Espirito Santo de Investmento S.A. for the same consideration. Banco Espirito subsequently completed the sale of this share to Companhia Siderurgica Nacional of Brazil. Corus already had a 50% share in Lusosider prior to these transactions.

October 13, 2003	Purchase of Arcelor’s two-thirds share of Segal SCRL of Belgium for approximately
£23 million. Simultaneously, Corus completed the sale of a 50% share to
Metallnvest for approximately £18 million in cash. Corus had previously held a one third share in Segal that, as a result of these transactions, increased to 50%.

    A description of the acquisitions and dispositions since January 3, 2004, is incorporated herein by reference from page 49 ‘Acquisitions and disposals’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

Business overview
Products and their markets – carbon steel divisions

    Corus has reorganised into a structure that comprises four main operating divisions (see ‘History and development of Corus’ on page 10). Corus’ carbon steel products are manufactured and processed by three of these divisions; Strip Products, Long Products and Distribution & Building Systems. Certain industry factors are common to these steel based divisions and, therefore, are discussed together in the ‘Carbon steel market’ section on pages 13 to 17 of the ‘Review of the period’, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference.

    Corus sells its carbon steel products direct to end users and through stockholders. The stockholding sector, including the stockholding business of Corus, plays a major role in the distribution of most finished products.

14 Form 20-F 2004
Return to contents page

The table below sets out the sales of Corus’ steel divisions in 2004 by division and by geographical market:
	By Value		By Volume

		% of	millions	% of
	£ millions	total	of tonnes	total

Strip Products division	3,883	47	9.6	46
Long Products division	1,855	22	5.1	24
Distribution & Building Systems division	2,534	31	6.2	30

Total carbon steel division (a)	8,272	100	20.9	100
Central and other	8	–	–	–

Total (a)	8,280	100	20.9	100

UK	2,544	31	6.3	30
Other European	4,272	51	10.5	50
North America	744	9	1.9	9
Other areas	720	9	2.2	11

Total (b)	8,280	100	20.9	100

(a)	Deliveries by Corus, including the sales value of products sourced by Corus stockholders, service centres and similar activities from outside Corus.
(b)	The information contained in Note 1 to the accounts of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005, is incorporated herein by reference.

    In 2004 about 60% of Corus crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Some 30% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes.

    Individual reviews of the steel divisions of Corus, including details of their main products and markets, are incorporated herein by reference from pages 18 and 19 ‘Strip Products Division — Products and markets’, page 22 ‘Long Products Division — Products and markets’, and pages 26 and 27 ‘Distribution & Building Systems Division — Products and markets’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

UK market The table below sets out the sales of the carbon steel divisions in the UK over the financial periods indicated.

	Fifteen months ended	Year ended

	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005

		(in millions)
UK	£2,950	£2,178	£1,984	£2,085	£2,544

Market share. The estimated total UK market for carbon steel products in 2004 amounted to 13.7 million tonnes. The main Corus product range covers approximately 80% of the total UK market for finished products. Products outside the main Corus range include reinforcing rods and bars, sheet piling, electro-galvanised coated sheet, and other light bars and sections.

    Corus deliveries to the UK market in 2004 totalled 6.3 million tonnes, of which 5.5 million tonnes were in its main carbon steel products, and its market share for the products within its range amounted to an estimated 51% in 2004. Other UK steel companies had a 6% market share, while imports had a 43% market share, of which approximately 70% were from other EU countries in 2004.

Form 20-F 2004 15
Return to contents page

    Approximately 50% of Corus’ total deliveries of carbon steel products in 2004 went directly to end users. The balance was distributed through Corus’ UK stockholders and service centres or third party service centres. It is estimated that stockholders and service centres handled approximately 60% of all steel imports into the UK.

    The following table shows UK consumption of carbon steel products over the financial periods indicated. Corus ceased production of electro-galvanised coated sheet during 2003 and of sheet piling during 2004. The definition of Corus’ main product range has now been revised in 2004 to reflect these changes. The figures for 2003 have been re-presented on the new basis for purposes of comparison, but not those for earlier periods.

	Fifteen months ended

		Year ended

	December 30,2000	December 29,2001	December 28,2002	January 3,2004	January 1,2005

		(in millions of tonnes)
UK consumption of main carbon
steel products:
Within the Corus range	14.2	10.9	10.7	10.1	10.9
Outside the Corus range	3.2	2.3	2.0	2.7	2.8

Total consumption	17.4	13.2	12.7	12.8	13.7

UK consumption of main carbon
steel products within the Corus
current range was met by:
Corus deliveries (a)	7.8	5.5	5.4	5.3	5.5
Other UK steel companies’ deliveries	0.7	0.6	0.6	0.4	0.7
Imports	5.7	4.8	4.7	4.4	4.7

Total deliveries	14.2	10.9	10.7	10.1	10.9

Corus UK market share (%)	55	50	50	52	51

(a)	Excluding deliveries of semi-finished products to other UK steel companies.
Non-UK sales The table below sets out the sales of the carbon steel divisions outside the UK by geographical market over the financial periods indicated.
	Fiftee nmonths ended
			Year ended

	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005

			(in millions)
EU (excluding UK)	£3,726	£2,848

			£2,733	£3,154	£3,963
Europe (excluding EU)	337	261	291	322	309
North America	1,188	706	716	607	744
South America	60	52	34	72	62
Africa	94	100	78	83	103
Asia	339	370	376	611	523
Australasia	31	19	19	27	32

Total	£5,775	£4,356	£4,247	£4,876	£5,736

    The sales in 2003 have been re-presented to align them with the new segmental structure, by deducting £11 million of North American sales by Aluminium distribution companies. Periods prior to 2003 remain unadjusted.

16 Form 20-F 2004
Return to contents page

    Export sales from the UK and overseas sales of £5,736 million represented 69% of Corus’ total steel division sales in 2004. Corus’ steel division exports from the UK totalled £1,881 million in 2004. The major combined market outside the UK for Corus is the rest of the EU, which accounted for 48% of its steel division sales in 2004. Steel demand in the EU (excluding the UK) was approximately 151 million product tonnes in 2004, of which the Corus market share was approximately 7%.

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

    North America and Asia are also important markets for the carbon steel divisions, accounting for 13% and 9% respectively of exports and overseas sales in 2004. This compared with 12% and 13% respectively in 2003, with the fall in sales to Asia reflecting the greater concentration on the EU market during 2004.

Products and their markets – Aluminium division

Corus is focused on customer specific aluminium products and has a low level of standardised commodity products. In March 2002, Corus announced that it was to offer its aluminium businesses for sale (see Item 4, page 11, ‘Aluminium businesses’).

The table below sets out Corus’ Aluminium division sales in 2004 by major product grouping and by geographical market:
	By Value		By Volume

	£ millions	% of total	millions of tonnes	% of total

Rolled products	736	70	0.44	69
Extrusions	224	21	0.10	15
Primary metal	92	9	0.10	16

Total	1,052	100	0.64	100

UK	70	7	0.03	5
Other European	711	67	0.48	75
North America	179	17	0.09	14
Other areas	92	9	0.04	6

Total (a)	1,052	100	0.64	100

(a)	The information contained in Note 1 to the accounts of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005, is incorporated herein by reference.

    A review of the Aluminium division of Corus, including details of its main products and markets, is incorporated herein by reference from pages 29 and 30 ‘Aluminium Division’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

Product and market strategies

    Corus focuses its product mix on technically demanding, service related products made to customer specifications and sold directly to end users, which it believes distinguishes it from large volume producers and low cost standard producers. For this reason it is not active in producing can stock, foil and standard distributor sheet.

Form 20-F 2004 17
Return to contents page

Market The table below sets out Corus’ Aluminium division sales over the financial periods indicated.
	Fifteen months ended

		Year ended

	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005

		(in millions)
UK	£123	£104	£87	£63	£70
EU	739	644	604	636	682
Other European	78	93	30	41	29
North America	201	171	165	174	179
Asia	64	51	53	58	71
Other areas	22	22	18	20	21

Total	£1,227	£1,085	£957	£992	£1,052

The sales in 2003 have been re-presented to align them with the new segmental structure, by adding £11 million of North American sales by Aluminium distribution companies. Periods prior to 2003 remain unadjusted.

Products and their markets – stainless steel
Stainless steel products

    AvestaPolarit Oyj Abp was formed on January 22, 2001 by the merger between Outokumpu Steel Oyj and Avesta Sheffield. The Corus holding in Avesta Sheffield prior to the merger was 51%. The Corus holding in AvestaPolarit Oyj Abp following the merger was 23%. Corus has since sold its stake in AvestaPolarit Oyj Abp to Outokumpu. This sale was announced on July 1, 2002. Total proceeds of the sale received by Corus were approximately €555 million (approximately £356 million).

    Prior to Corus’ sale of its holding in AvestaPolarit Oyj Abp, AvestaPolarit Oyj Abp had an annual stainless steel melting capacity of about 2 million tonnes. It produced a range of grades of stainless steel, typically each with different properties, by varying the levels of chromium, nickel and molybdenum. Molten steel was typically cast into either slabs or billets. These slabs were then generally rolled into coil or into heavy plate. The coil processing systems in Tornio, Avesta, Nyby, Kloster and Sheffield were the core business of AvestaPolarit Oyj Abp. Hot rolled coil was subject to further processing for use in both household and industrial applications, including the food, petrochemical and construction industries. Cold rolled coil was also used as the feedstock for the manufacture of welded pipe and tube, fittings and precision strip. Tubes and fittings were used primarily for the transport of corrosive gases in the process industry and precision strip was used for cutting edge applications, heat exchangers and a wide range of other end uses. Billets were typically rolled into bar or rod which could be drawn into smaller diameter bar or wire. The heavy plate was commonly used in the pulp and paper industry, oil and gas, power plants and chemical tankers.

18 Form 20-F 2004
Return to contents page
Market
The table below sets out Corus’ stainless steel sales over the financial periods indicated.
	Fifteen months ended
		Year ended

	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005

	(in millions)
UK	£201	£9	£–	£–	£–
EU (excluding UK)	1,012	47	–	–	–
Europe (excluding EU)	126	6	–	–	–
North America	258	12	–	–	–
South America	11	–	–	–	–
Africa	7	–	–	–	–
Asia	109	5	–	–	–
Australasia	22	1	–	–	–

Total	£1,746	£80	£–	£–	£–

This table only includes sales for the twenty two days of 2001 for which Avesta Sheffield was a subsidiary of Corus. The net sales for AvestaPolarit Oyj Abp for that year were €2,851 million.
Distribution
AvestaPolarit Oyj Abp had sales and distribution channels in fifty two countries, including company owned sales units and a number of independent outlets.
The international market environment Supply and demand – steel
World crude steel production in 2004 was 1,059 million tonnes, 90 million tonnes higher than in 2003. The table below shows a breakdown of world crude steel production in 2004.
	Year ended December 31, 2004

	millions	%
	of tonnes	of total

Western Europe (including Turkey)	189	18
Japan	113	11
North America (including Mexico)	133	12
Central and Eastern Europe	146	14
China	273	26
Other countries	205	19

Total	1,059	100

Source: International Iron and Steel Institute

    The global picture in steel demand and production is heavily influenced by China. Chinese production was reported to have increased in 2004 by 52 million tonnes, to 273 million tonnes, 24% up from the 2003 level. These figures may include an element of double counting and accumulation of inventories, and hence overstate the real strength of the market. Additionally, estimates of effective steelmaking capacity are inevitably imprecise and subject to change as later information becomes available. Consequently, the current view of 2003 and 2004 capacities may differ in small detail from that reported in last year’s Form 20-F.

    The global supply/demand balance improved significantly in 2004. Global steel demand growth was strong, largely due to continued strong demand growth in China, although with significant growth in other regions as well. On the supply side, it is estimated that effective world steel capacity rose by 60 million tonnes or 6% in 2004, whilst crude steel production rose by 90 million tonnes. Consequently, global utilisation of effective capacity is

Form 20-F 2004 19
Return to contents page

estimated to have increased from 91% in 2003 to 94% in 2004, which is very high by historical standards. Surplus effective capacity in the EU is around 14 million tonnes, down from the latest view of the position in 2003.

    In some cases production increases were limited by physical shortages of raw materials rather than by exhaustion of available capacity. Large increases in steel production in China created a very tight global market for many steelmaking raw materials as well as bulk shipping, as supplies were diverted to feed the domestic Chinese industry. The resulting improvement in the steel supply/demand balance provided a positive climate for pricing of steel products. Prices in the USA rose particularly quickly in the first part of the year, assisted by stronger demand growth than in many other developed regions. In addition to the favourable supply/demand picture, global prices rose rapidly and to historically high levels in direct response to increases in the price of key steelmaking raw materials and bulk shipping rates, resulting from their low availability. Most steel companies were able to recover these rises in input cost, however, and thus protect profit margins.

    Shifts in world trade patterns in 2004 were related to changes in regional supply/demand balances and associated relative levels of prices. Production growth in China was higher in the second half of 2004 than in the first half, although demand growth softened in the second half of the year. Consequently, imports of steel into China decreased towards the year end with a corresponding increase in exports such that, from September onwards, China became a net exporter of steel for the first time. However, for the year as a whole China was still a net importer, with net imports of 13 million tonnes, compared with 35 million tonnes in 2003. Net imports into the USA increased over 2003 levels, as the relatively high prices attracted increasing levels of supply from non-US producers. Western Europe was a small net exporter at the end of 2003 and remained so into the first half of 2004. With European prices below those in the USA for most of the year, there was little incentive for non-European producers to target this region with their exports over the first half of the period. However, imports into Europe increased during the second half of 2004 as EU prices increased.

Competition – steel

    The main international competitors for Corus are other EU steel producers. However, Corus faces significant additional competition from other steel producers worldwide e.g. in Japan, the United States, South Korea, Taiwan, Brazil, South Africa, Turkey, Poland, Russia, Ukraine and many other countries with developing steel industries.

Corus competes on the basis of the range and quality of its products, price, delivery performance and overall customer service.
Corus crude steel production in 2004 was some 19 million tonnes. Corus estimates that this placed it eighth in the world and meant that it was the second largest producer in Europe.

    The market for steel is very competitive, with high levels of international trade. Because steel is a capital intensive industry, changes in demand in one region can often lead to significant changes in steel prices in that region. These in turn cause rapid shifts in geographical sales patterns as producers attempt to maintain high capacity utilisation rates while seeking out the best priced markets. As a consequence, world steel prices are strongly cyclical. Having fallen to a low point in 2001, world steel prices expressed in US dollars staged a gradual recovery through 2002 and 2003, supported by a combination of production restraint as several key producers attempted to restore profitability and growing demand in Asia. Moving into 2004, restricted raw material availability and historically low levels of spare steelmaking capacity shifted the supply/demand balance in favour of more rapid price rises. Further strong upward pressure on prices resulted from steelmakers’ generally successful attempts to recover large increases in the prices of raw materials.

    Over the first part of 2004, market prices in the USA rose much more quickly than in other regions, largely due to the differential in steel demand growth rates. As the year progressed, however, these relatively high prices encouraged further imports, which in the last quarter of the year were sufficient to play a part in reversing the price gains seen previously. In the EU, although production increases were modest, weaker demand growth and the continued weakening of the US dollar against the euro meant that prices did not rise as quickly as in the USA. Given price falls in the US seen latterly, in dollar terms, EU prices ended the year above those in the USA for many products.

20 Form 20-F 2004
Return to contents page

Aluminium

    Corus is currently the fifth largest producer of downstream aluminium rolled and extrusion products globally. Aluminium business accounted for around 11% of Corus sales in the year ended January 1, 2005, having reduced slightly from around 12% in the year ended January 3, 2004.

    Primary aluminium production covers about 40% of the downstream needs of Corus. The main focus of Corus is on downstream activities; selling rolled and extruded products to high value-added markets. Corus is not involved in the high volume packaging and foil elements of the aluminium industry.

Top global aluminium producers: 2004 production of downstream products

Company	thousands of tonnes

Alcoa	2,975
Novelis (a)	2,700
Hydro Aluminium	1,425
Alcan (a)	1,125
Corus	549
Unifus (b)	450
Aleris (c)	430

(a)	Alcan has divested its standard rolling activities into a new company called Novelis.
(b)	Unifus is the new name for Furukawa-Sky.
(c)	Aleris is the name for a new joint venture between Commonwealth and Imco.
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

Leading aluminium rolled products and extrusions producers 2004

	(thousand tonnes per annum)

Company	Rolled products	Extrusions	Rolled & extruded	Rolled & extruded

			(Global)	(European)
Alcoa	2,225	750	2,975	790
Novelis (a)	2,700	0	2,700	1,000
Hydro Aluminium	925	500	1,425	1,150
Alcan (a)	875	250	1,125	960
Corus	457	92	549	479

(a)	Alcan has divested its standard rolling activities into a new company called Novelis.
Source: Industry estimates based on annual and quarterly reports, and analyst reports

Form 20-F 2004 21
Return to contents page

EC regulatory regime

    Since the expiry of the Treaty of Paris on July 23, 2002, all steel products have been subject to the Treaty of Rome, which is of indefinite duration. The European Commission is responsible for implementing the objectives of EC Treaties.

    State aid. With the expiry of the Treaty of Paris on July 23, 2002, the EU has become subject to a single state aid regime under the Treaty of Rome. Specific policies are in place in relation to aid for research and development, environmental improvement, training, regional investment, and rescue and restructuring. The steel industry, however, continues to be subject to more rigorous controls, with a prohibition on regional investment aid, and rescue and restructuring aid, with the exception of limited help with plant closures. The European Commission has a duty to enforce these rules by investigating notifications of financial injections by governments of EU member states and pursuing allegations of direct and indirect subsidies made against such governments.

Pricing. Following the expiry of the Treaty of Paris on July 23, 2002, there are no longer any regulations specific to the pricing of steel products.

    Competition. The Treaty of Rome and the EEA Agreement contain provisions prohibiting anti-competitive practices and agreements which relate, among other things, to the fixing or determination of prices, the restriction or control of production or the sharing of markets subject, in certain cases, to specified exemptions. In addition, both the Treaty of Rome and the EEA Agreement contain provisions prohibiting the abuse of a dominant position. The European Commission, which has strong powers of investigation and enforcement over anti-competitive agreements and conduct, has indicated its opposition to any establishment by all EU industries of arrangements contrary to the EC rules on competition. Under the UK Enterprise Act 2002, individuals can be criminally liable for being involved in certain types of cartels. Since May 1, 2004, the designated competition authorities and courts of all EU Member States are empowered to apply EU law regulating anti-competitive agreements and conduct directly.

    Sanctions. The European Commission and ESA have powers to control anti-competitive practices, agreements and conduct, and also certain concentrations with a EU or EEA dimension, which are found to significantly impede competition, by imposing fines and making orders to stop illegal practices or requiring undertakings to make appropriate disposals. While the maximum level of fines for anti-competitive agreements or conduct is 10% of group turnover world-wide, fines are usually related to the volume of EC or EFTA trade in the products involved. The European Commission and ESA may act or be compelled to act on the basis of complaints by third parties. In addition to the measures that can be taken by the European Commission under the Treaty of Rome and the ESA under the EEA Agreement, third parties may, in certain circumstances, bring proceedings in national courts to obtain injunctions to restrain Treaty or EEA Agreement infringements or to obtain damages to compensate them for losses caused by Treaty or EEA Agreement infringements.

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

22 Form 20-F 2004
Return to contents page

    In December 1994 the European Commission inspected various tube and pipe producers including British Steel. British Steel, together with certain other tube manufacturers, received Statements of Objections in January 1999 from the European Commission concerning alleged anti-competitive behaviour with regard to the supply of some seamless and large diameter pipes, to which British Steel replied in April 1999. An oral hearing took place in June 1999. The European Commission intimated that it did not propose proceeding with the allegations concerning large diameter pipes after that hearing. In December 1999 fines were imposed on various of the producers, including a fine of €12.6 million (£8 million) on Corus, which was taken into account in the 1999 financial statements. Corus appealed the European Commission’s decision in March 2000 together with other tube manufacturers and a hearing took place in March 2003. On July 8, 2004 the European Court of First Instance published its judgment, which resulted in a reduction of the fine to €11.7 million. Corus was reimbursed the amount of the reduction, with interest, in September 2004 and decided not to make any further appeal.

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

    An anti-dumping investigation by the US authorities into certain imports of hot rolled coil, launched in November 2000, resulted in additional anti-dumping duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US Department of Commerce (DOC) determined a final dumping margin of 2.59% in the investigation and cash deposits at this rate became payable on all Corus sales of hot rolled steel from the Netherlands into the US. In the first annual Administrative Review of this case to determine the actual duty liability on subject sales made during the period under review (May 2001 to October 2002), and the new duty deposit rate on US sales going forward, the DOC determined a final duty rate of 4.80%. In the second annual Administrative Review (covering November 2002 to October 2003) the DOC has issued a preliminary determination of a duty rate of 4.61%, with a final decision expected by the end of March 2005. The third annual Administrative Review (covering November 2003 to October 2004) has now been initiated by the DOC. Corus is continuing to contest this case through the US courts.

    In March 2002, following a Section 201 Safeguards investigation by the US International Trade Commission (ITC), President Bush took action to impose tariffs of between 8% and 30% on US imports of a number of steel products and a system of quotas and tariffs on slab products. These measures were due to remain in force until March 2005, being progressively reduced each year, but were terminated with effect from December 5, 2003 following a ruling by the WTO Appellate Body that the US measures were inconsistent with WTO rules. From this date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions.

    Underlying such steel trade disputes has been the need to tackle the key issues of excess inefficient capacity and subsidies. An initiative launched through the OECD to tackle such problems was a positive development that received both industry and government support, but progress in such discussions has remained very disappointing. In June 2004, governments decided to suspend OECD discussions on possible steel subsidy controls when it became clear they would be unable to reach agreement. Informal contacts have continued and governments are due to meet again at the OECD during 2005 to review progress.

Form 20-F 2004 23
Return to contents page
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

Raw materials

    The principal raw materials in the carbon and engineering steelmaking process are iron ore and metallurgical coal, purchased on international markets, and steel scrap. During 2004, approximately 26 million tonnes of iron ore and 11 million tonnes of coal were imported at or near to Corus’ integrated steelworks. Iron ore is imported predominantly from Australia, South America, Canada and South Africa. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the United States. Corus UK’s external scrap requirement of some 1.4 million tonnes in 2004 was purchased in the UK, and some 0.6 million tonnes for its Dutch integrated plant was purchased predominantly from mainland Europe.

    The purchase price for these materials is subject to market forces largely beyond Corus’ control and is impacted by demand from other steel producers, supply capacity and freight costs, among others. Steel scrap prices are generally based on spot market prices.

    Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials, the arrangements account for roughly 80% of Corus’ requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage. Recently, the growth of steel demand and production in China has contributed to significantly increased raw material and freight prices for steel production globally. In 2004, crude steel demand in China grew by 13% or 34 million tonnes compared with 2003. Chinese crude steel production increased by more than this however; up 24% or 52 million tonnes. To support this production, iron ore imports increased by 36%.

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

    Further information concerning changes which are being made to improve the efficiencies of raw materials and supplies procurement is described at page 17 ‘Carbon steel market – Raw materials’ of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference.

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

24 Form 20-F 2004
Return to contents page

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

Organisational structure

    Production and distribution activities of Corus are organised into individual business profit centres. Each unit has its own managing director who, with his respective management team, has responsibility for the performance of that business. The businesses are grouped into four main divisions, for each of which an Executive committee member has particular responsibility. The members of the Executive committee and their individual responsibilities are set out under Item 6 ‘Directors, Senior Management and Employees’.

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

    Pages 131 and 132 of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005 list the principal subsidiary undertakings of Corus and is incorporated herein by reference.

The following table shows the principal trading companies in which Corus has an equity interest (excluding Corus’ consolidated subsidiaries):
	Common equity interest	Annual sales (c)
Company			Products

	%	£ millions
Caparo Merchant Bar plc (a)	25	70	Light sections
Lusosider Acos Planos SA (Portugal) (b)	50	102	Galvanised steel and tinplate
GrantRail Limited (a)	50	90	Rail track maintenance and renewals
HKS Scrap Metals BV (The Netherlands)	50	134	Purchase and sale of scrap
Laura Metaal Holding BV (The Netherlands)	49	54	Trading and processing non-prime metal
Norsk Stål AS (Norway)	50	126	Stockholder of strip and long products

(a)	Incorporated in England.
(b)	Lusosider Projectos Siderurgicos SA is the holding company of Lusosider Acos Planos SA.
(c)	Annual sales are extracted from the company’s most recent published financial statements.
Corus has a long term billet supply agreement with Caparo Merchant Bar.

Form 20-F 2004 25
Return to contents page
Property, plants and equipment
The following properties are the primary processing works of Corus, which are held substantially in freehold:
	Approximate total operational site area	Gross external area of buildings and plant	2004 Production capacity (a)	2004 Actual output

	(acres)	(acres)	(m tonnes)	(m tonnes)
Property
Port Talbot Steelworks (b)	3,100	153	3.8	3.6
West Glamorgan, UK
Scunthorpe Steelworks	2,700	466	4.5	3.8
South Humberside, UK
Teesside Steelworks	2,400	295	3.9	3.3
Redcar, Cleveland, UK
Rotherham and Stocksbridge Steelworks (c)	1,200	99	1.7	1.2
South Yorkshire, UK
IJmuiden Steelworks, Netherlands (d)	1,890	519	6.5	6.7
Delfzijl Aluminium Smelting Works, Netherlands	106	26	0.1	0.1
Voerde Aluminium Smelting Works, Germany	215	49	0.1	0.1

(a)	Production capacity is based on the maximum possible production in 2004 taking into account upstream and downstream bottlenecks, assuming full manning of facilities and including any plant mothballed. For steelworks, figures are for crude steel and are broadly consistent with those submitted to the European Commission as part of its annual investment and capacity survey. For aluminium, figures are included for the two smelters of Corus Primary Aluminium. In practice, facilities may be manned only to the level required to provide semi-finished materials for downstream finishing processes and for sale.
(b)	As the effects of UK restructuring measures progressively impact through 2005, production capacity will increase to over 4 million tonnes per annum.
(c)	Steel production and primary rolling for engineering steels will be concentrated at Rotherham as part of UK restructuring, and the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire will take place in 2005. The aerospace steels and all finishing of engineering billets/rounds will remain at the Stocksbridge site.
(d)	Actual output in 2004 at IJmuiden Steelworks was greater than the stated capacity due to an exceptionally consistent logistical performance, with bottleneck units having less impact than anticipated in capacity figures. Reported capacity will increase in 2005 following the implementation of several capital expenditure schemes designed to improve availability of various production units.
(e)	Tuscaloosa Steelworks was sold in July 2004 and has been excluded from the above list. Its output during the period of Corus ownership in 2004 was 0.4 million tonnes.

    The steelworks supply steel not only to external customers but also to other Corus operating sites. A number of Corus rolling mills and process lines are located on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities. These include: the strip mills at Llanwern, South Wales, the tinplate works at Trostre, South Wales and Bergen, Norway; the coating works at Tafarnaubach, South Wales, Shotton, North Wales and Maubeuge, North France; the electrical steels works at Newport, South Wales and Surahammar, Sweden; the tube mills at Corby and Hartlepool, England and Oosterhout, Arnhem and Maastricht, Netherlands; the plate mill at Dalzell, Scotland; the rail mills at Workington, England and Hayange, North-East France; the hot and cold rolled narrow strip mills at Brinsworth, England, Dusseldorf and Trier, Germany and Warren and Bethlehem, USA; the section mills at Skinningrove, England and Mannstaedt, Germany; and, the direct reduced iron facilities at Mobile, USA, mothballed since November 2000 (and now sold following the year end).

26 Form 20-F 2004
Return to contents page

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

    Corus’ facilities are generally adequate for its purposes. Capital expenditure and plans are described earlier under this Item 4 on page 12 ‘UK restructuring’ and pages 13 and 14 ‘Capital expenditure’.

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

    The EU Emissions Trading Scheme (ETS) was adopted on July 22, 2003 and came into force on January 1, 2005. The scheme currently focuses on carbon dioxide emissions and applies to various production processes, including those used in the production of steel (in the UK to slab and in the Netherlands to hot rolled coil). Each EU member state has its own nationally negotiated emission rights allowance, which is allocated back to carbon dioxide emitting sites. Sites have permission to emit carbon dioxide up to the value of its rights allocation, while any surplus can be sold and any deficit purchased on the emission rights market. The initial phase 1 period of the EU ETS covers 2005 to 2007, with usage of rights being reconciled and externally verified annually. Failure to possess adequate rights to match emissions is penalised at €40 per tonne of carbon dioxide in phase 1

    The Dutch National Allocation Plan (NAP) for phase 1 has been finalised and the Corus IJmuiden site is projected to be short of carbon dioxide over the phase 1 period. The total cost of the net shortfall over three years is estimated at €8 million at a current trading price of €8 per tonne.

    The UK NAP for sector and site allocations for EU ETS phase 1 was published on February 14, 2005. The UK NAP has not yet been approved and discussions with the European Commission are continuing. Nevertheless the UK Government’s intention is to give industry certainty on the published numbers and it is their intention that any allocation below the level in the NAP will be achieved by further reducing the number of allowances assigned to the power station sector. As a result, the allocation for all other sectors will be unaffected by any reduction in the overall total below the proposed NAP.

    Corus’ allocation under the UK NAP broadly reflects its needs through the first phase of the scheme. The targets are challenging but achievable and Corus will strive to ensure it meets its environment obligations.

    Accounting for emission rights under international accounting standards, as interpreted by the International Financial Reporting Interpretations Committee, may result in significant volatility in reported results even where usage rights equal rights granted. European steelmakers, including Corus, have written to the European Commission via the European Financial Reporting Advisory Group regarding the proposed accounting treatment and its potential effects on the variability of company profits. The interpretation is currently mandatory for accounting periods commencing on or after March 1, 2005.

Form 20-F 2004 27
Return to contents page

    As a result of the implementation of the EU Landfill Directive, Corus has to provide some form of surety for the future closure of eight operational landfill sites. All of these sites are in the UK and require to be re-permitted in a phased manner from 2004 to 2007. The first site to be re-permitted was Port Talbot and financial surety of £3.2 million has been given by a mixture of parent company guarantee and third party bond.

    Further information required by this Item is incorporated by reference from pages 44 and 45 ‘Environment and the community’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005, incorporated herein by reference.

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
Other country specific cover is arranged as discrete policies at the regional level.
The net book value of investments held by Crucible and HVM as at January 1, 2005 amounted to £58 million (January 3, 2004: £48 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting policies

    The information required by this Item is incorporated herein by reference from pages 50 to 53 of the sections ‘Accounting policies’ and ‘International accounting policies’ of the ‘Review of the period’ of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005

Operating results

    The information required by this Item is incorporated herein by reference from (i) page 11 from the beginning of the section ‘Performance in the period (2004 compared with 2003)’ to page 42 to the end of the section ‘Performance in the period (2003 compared with 2002) – Aluminium – Investment’ of the ‘Review of the period’, (ii) page 48 from the beginning of the section ‘Business risk management’ to the end of page 53 of the ‘Review of the period’, (iii) pages 54 to 57 ‘Financial review’ and (iv) Note 20 on pages 107 and 108 of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005. The discussion is designed to comply with both the requirements of this Item and the recommendations of the Statement “Operating and Financial Review” issued by the UK Accounting Standards Board. The focus of the discussion is on the financial statements prepared in accordance with UK GAAP.

28 Form 20-F 2004
Return to contents page

    A summary of the differences between UK GAAP and US GAAP is set out in Note 38 on pages 133 to 139, ‘Supplementary information for North American investors’ of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005, incorporated herein by reference.

Liquidity and capital resources

    The information required by this section is incorporated by reference from pages 54 to 57 ‘Financial review’, and Note 28 on page 118 of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

    Under Item 3 on pages 3 and 4 ‘Risk factors’ there is provided a general discussion on the risk that the Supervisory Board of Corus Nederland may not approve certain decisions concerning Corus’ business. This risk may preclude Corus from realising the payment of dividends and the making of intra-group loans by Corus Nederland and utilising cash resources for the benefit of the Group. This could limit the Group’s operational flexibility and affect its financial condition, although the payment of dividends and the provision of loans by Corus Nederland has occurred during 2004.

Discussion on the general purpose of capital expenditure commitments at January 1, 2005 is provided under Item 4 on page 12 ‘UK restructuring’ and pages 13 and 14 ‘Capital expenditure’.
Research and development, patents and licenses, etc

    Company-wide research and technology development is provided from the three Technology Centres of Corus in Rotherham, Teesside (both UK) and IJmuiden (Netherlands). As part of the plans to concentrate research and development activities in the UK, the Welsh Technology Centre at Port Talbot was closed at the end of 2002. It was also decided during 2003 to review the decision to build a new Technology Centre in the UK, which had been announced in 2000. In 2004 this reconsideration led to the decision to retain the Technology Centres in both Rotherham and Teesside.

    Day-to-day technical support aimed at continuous improvement of process operations and products is the responsibility of works line or technical management, rather than the research and development organisation. To deliver technology more effectively, the research and development organisation has been structured so as to improve and strengthen the links with the individual businesses and with the major market sectors for Corus; namely construction, automotive, other transport, engineering and packaging. Increased emphasis has been placed on the development of downstream applications, involving close collaboration with Corus’ businesses and key customers. In addition, as part of the “Restoring Success” programme discussed on pages 11 to 13, special research and development projects have commenced in particular in the process area aimed at achieving the target level of manufacturing excellence throughout the Group.

Research and development expenditure in the last three financial periods is set out below.
	Year ended

	December 28, 2002	January 3, 2004	January 1, 2005

	(in millions)
Gross expenditure	£71	£69	£69
Less: Recoveries (a)	(6)	(7)	(6)

Net expenditure	£65	£62	£63

(a)	Recoveries comprise fees received from other steel and engineering companies and funding assistance from the EU.

    Corus is the proprietor of a number of patents and national and international trademarks, and is party to a number of inward and outward technology licences, none of which has a material influence on the Corus business or profitability. At the end of 2004 Corus owned 577 valid patents and, during 2004, 48 new patent applications were filed.

Form 20-F 2004 29
Return to contents page

Trend information

The information required by this section is incorporated by reference from pages 11 to 53 ‘Review of the period’ and pages 54 to 57 ‘Financial review’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

Off balance sheet arrangements

    The information required by this section is incorporated by reference in Note 30 on page 119 of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005. Other than disclosed, there are no off balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Aggregate contractual arrangements
Contractual obligations	Total £ million	Payments due by period			>5 Years £ million

		<1 Year £ million	1-3 Years £ million	3-5 Years £ million

Long-term debt obligations	1,372	5	360	295	712
Finance lease obligations	41	1	2	2	36
Operating lease obligations	384	88	110	50	136
Purchase obligations	–	–	–	–	–
Other long-term liabilities	26	–	1	–	25

Total	1,823	94	473	347	909

    The estimated employer contributions to the British Steel Pension Scheme and to the Stichting Pensioenfonds Hoogovens Scheme for 2005 are £12 million and €52 million respectively. Monthly payments of £1 million are being made to the Corus Engineering Steels Pension Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the Corus Engineering Steels Pension Scheme, where necessary, to address any funding strains resulting from early retirements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

    The information required by this section is incorporated herein by reference from pages 58 to 65 ‘Directors’ report’, pages 66 and 67 ‘The Board’ and pages 68 and 69 ‘The Executive committee’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

There are no family relationships between any directors and senior management.
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected for his position.
Compensation

    The information required by this section is incorporated herein by reference from pages 70 to 80 ‘Report on remuneration’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

    The aggregate compensation for senior management amounted to £2,371,378, including bonuses and termination benefits (2003: £1,508,298 including bonuses and termination benefits). The bonus plan for these senior executives of the Company is the same as for the executive directors. The relevant bonus descriptive information required by this section is incorporated herein by reference from pages 71 to 76 ‘Report on remuneration’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

30 Form 20-F 2004
Return to contents page

The accumulated total amount set aside to provide pension benefits for the directors and senior management was £352,362 (2003: £231,973).
Board practices

    Certain of the information required by this section is incorporated herein by reference from pages 58 to 65 ‘Directors’ report’, pages 66 and 67 ‘The Board’ and pages 70 and 71 ‘Report on remuneration’ of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

    There are four main Board committees whose constitution and terms of reference are summarised below. In addition, there is an Allotment committee that operates in connection with the Company’s employee share schemes.

    Audit committee – Following a Board review, from February 2004 the Audit committee comprises Mr Andrew Robb (Chairman), Mr Richard Turner who retired December 31, 2004, Mr Eric van Amerongen and Dr Tony Hayward, all of whom are regarded by the Board as independent. The role of the Audit committee is to assist Board oversight of the integrity of the Company’s financial statements, reviewing significant financial reporting issues and judgments; compliance with legal and regulatory requirements, the Company’s financial control and risk management systems, significant risk exposures and the process of identifying, monitoring and controlling them; the external auditors’ qualifications, independence and remuneration and their performance; and the internal audit function.

    Remuneration committee – Following a Board review, from February 2004 the Remuneration committee comprises Mr Eric van Amerongen (Chairman), Mr Andrew Robb and Mr Maarten van Veen, all of whom are regarded by the Board as independent. The role of the Remuneration committee is to determine and agree with the Board the broad policy for the remuneration of the Chairman, the executive directors, the Company Secretary and other members of senior management within the principles and guidelines laid down in the UK Combined Code on Corporate Governance.

    Health, Safety and Environment committee – Following a Board review, from February 2004 the Health, Safety and Environment committee comprises Mr Maarten van Veen (Chairman), Mr Eric van Amerongen and Dr Tony Hayward, all of whom are regarded by the Board as independent. The role of the Health, Safety and Environment committee is to approve the Company’s policies with regard to health, safety and environment matters and to review the performance in relation to these matters.

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

Day-to-day running is delegated to the Chief Executive and through him to an Executive committee comprising the executive directors and other senior executives within Corus.
The organisation of the Group

    Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly-owned subsidiaries. Corus UK is a trading company and manages the businesses formerly owned by British Steel. Corus Nederland, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus and it is subject to the mitigated structure regime under the provisions of the Dutch Civil Code. The operations of the Group are organised into four main divisions and individual business profit centres (see Item 4 ‘Organisational structure’).

    The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day-today management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to

Form 20-F 2004 31
Return to contents page

have a Supervisory Board to advise the Management Board of Corus Nederland. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or termination of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

    Members of the Management Board are appointed and dismissed by the general meeting of shareholders and, notwithstanding the Supervisory Board’s power to suspend Management Board members, the composition of this Board is therefore controlled by Corus.

    Changes to the Dutch mitigated structure regime were introduced with effect from October 1, 2004. These changes provide, inter alia, that the Supervisory Board may nominate new members to the Board, but that such appointments can only be made by the shareholder in general meeting. If the general meeting has overturned a nomination, the Supervisory Board will be entitled to make a new nomination. In addition, the Central Works Council is entitled to recommend to the Supervisory Board members, but again the appointment can only be made by the shareholder.

    The general meeting of shareholders will also have the power to effectively dismiss the entire Supervisory Board. In the case where the entire Supervisory Board is dismissed, the Management Board of the company must immediately request the Enterprise Chamber of the Amsterdam Court of Appeals to appoint one or more temporary supervisory directors, who must then see to it that a new Supervisory Board be appointed.

Changes in the membership of the Supervisory Board have been announced recently.
Employees

    Corus had a total of 48,300 employees at January 1, 2005 of whom 24,400 were employed in the UK, 11,200 in the Netherlands, 5,800 in Germany, 1,600 in France, 1,700 in Belgium, 700 in the USA, 800 in Canada and 2,100 in other countries. The analysis of employees at January 1, 2005 by division was: Strip Products 22,600, Long Products 12,900, Distribution & Building Systems 5,800 and Aluminium 5,700. 1,300 employees are not attached directly to one of the divisions.

Corus does not employ a significant number of temporary employees, there being only 1.8% at the balance sheet date.

    Corus has experienced no significant industrial relations problems since its formation in 1999. Well developed procedures, including the European Works Council, have operated in all parts of the Group for a considerable time for the purpose of consulting and negotiating with the trade unions and employee representatives, and these have been used extensively in discussions on the substantial changes that have been required in working practices and the number of employees as a result of the restructuring programmes and major closures. Approximately 84% of Corus’ UK employees are members of trade unions, the ISTC having the largest representation. In the Netherlands, trade union membership is estimated to be around 45% and in Germany around 50%.

    Corus continues to invest in education and training, with overall spending estimated to be in excess of £50 million in 2004. Progress with certain initiatives continued, in particular, revised processes for the assessment and development of talent, management review, and the roll out of a standard approach to appraisal with a firm performance-related link to remuneration.

    Further information concerning the changes which are taking place to improve the productivity of the workforce are described at pages 43 and 44 ‘People’ of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference.

32 Form 20-F 2004
Return to contents page

    Further information regarding the average number of persons employed during the past three years and the category of activity is provided in Note 1 to the accounts of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.

Share ownership

    The information required by this section is incorporated herein by reference from pages 70 to 80 ‘Report on remuneration’, and in Note 26 to the accounts of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005.

    Mr Gerhard Buddenbaum, Mr Paul Lormor, Mr Scott MacDonald, Mr Staf Wouters and Mr Richard Reeves are senior executives of Corus. They hold in aggregate 19,796 Ordinary shares being less than 0.1% of Corus’ issued share capital. The voting rights attached to their shares are identical to those pertaining to all other Ordinary shares in issue. These senior executives hold, in aggregate, options over 1,004,816 Corus Ordinary shares exercisable at prices ranging from 42p to 133p and exercisable between June 2005 and March 2011. They also participate in the LEAP long term incentive programme, described at pages 72 to 73 ‘Report on remuneration’, and in Note 26 to the accounts of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference. They hold in aggregate 132,835 Ordinary shares under the annual bonus cash element, 104,579 Ordinary shares under the deferred bonus element and have received a conditional award of 855,662 Ordinary shares. They have the potential to be awarded matching Ordinary shares of up to three times the number of shares held in the LEAP, subject to meeting the given performance conditions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

    Certain of the information required by this Item is incorporated by reference from page 58 ‘Directors’ report – Substantial shareholdings’, of the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005.

    So far as Corus is aware, except as otherwise indicated on page 58 ‘Directors’ report – Substantial shareholdings’, of the Report & Accounts 2004, as at March 16, 2005 no person was the beneficial owner of more than 5% of the Corus Ordinary shares, nor was Corus directly or indirectly owned or controlled by another corporation or by any government.

    At January 1, 2005 there were 22,553,065 ADSs representing Corus Ordinary shares outstanding held of record by 705 registered holders of ADSs whose shareholdings represented approximately 5.08% of total outstanding Ordinary shares on that date. Currently there are approximately 692 recorded holders of ADSs. Corus is aware that many ADSs are held of record by brokers and nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are the beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

Related party transactions
The table below sets out details of transactions and loans between Corus and joint ventures and associated undertakings.
	Year ended

	December 28, 2002	January 3, 2004	January 1, 2005

	(in millions)
Sales to joint ventures and associated undertakings	£135	£143	£176
Purchases from joint ventures and associated undertakings	£40	£66	£93
Outstanding loans to joint ventures and associated undertakings	£2	£5	£2

    Loans to joint ventures and associated undertakings have been provided on a commercial basis and interest is charged at commercial rates. The increase in loans during the year ended January 3, 2004 was due to a new

Form 20-F 2004 33
Return to contents page

loan to Lusosider Acos Planos SA. The reduction in loans during the year ended January 1, 2005 was due to the repayment of this loan. The largest amount outstanding during the period was £5 million. The balance outstanding at March 15, 2005 was £2 million relating to working capital loans to Framing Solutions plc and Giet Wals Onderhoud Combinatie BV. The interest rates were 5.75% and 5.5% respectively. Outstanding loans to directors are described in the Report & Accounts 2004 page 77 ‘Report on remuneration – Loans to directors’, contained in the Corus Report on Form 6-K dated March 31, 2005, which is incorporated herein by reference.

    Other transactions with related parties are described in the Report & Accounts 2004 page 62 ‘Directors’ report – Directors’, contained in the Corus Report on Form 6-K dated March 31, 2005. There have been no material transactions since the end of the financial year up to March 16, 2005.

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information
Presentation of financial statements
The financial statements required by this Item are shown on pages 84 to 140 of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.
International accounting policies

    Corus will start to prepare its consolidated accounts under International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) from January 1, 2005 along with some 7,000 other companies with shares and debt listed within the EU. From 2003 and throughout 2004, Corus has undertaken a project to implement the necessary accounting system and process changes to comply with these new standards. Under the auspices of a steering committee of senior finance officers of the Group, a programme of training, consultation and restatement is nearing completion. When appropriate, the Group’s Audit committee, Board and external auditors have been kept informed of the adoption process and consulted with on specific aspects.

    Corus continues to assess the latest changes to international accounting standards and interpretations of those standards, in particular IFRIC 3 (proposing to treat emission rights as intangible assets) and IFRIC 4 (providing further guidance on those agreements to be treated as leases). Until this assessment and the planned external review of the restatement of 2004 have been completed, Corus does not yet consider it appropriate to disclose the financial impact of the application of IASs and IFRSs. However, as well as changes in the presentation and format of primary statements and notes to the accounts, the most significant areas of change will be in the treatment of the following:

•	Employee benefits, in particular pension costs and balances that will no longer reflect the smoothing effect of SSAP 24.

•	Convertible debt, which will have to be disclosed and accounted for as separate debt and equity elements.

Goodwill, which is no longer amortised and instead is assessed for impairment on an annual basis.

•	Share based remuneration, where costs must be recognised on a fair value basis and where there is no exemption for UK Inland Revenue approved or similar sharesave schemes.

•	Development and software costs, where there is a greater emphasis to capitalise such items.

•	Deferred tax balances, which can no longer be discounted and are recognised on the basis of temporary differences rather than timing differences.

•	Derivative financial instruments, which must be carried in the balance sheet at their fair value.

    The first results that Corus publishes under these new rules will be the interim accounts for the six months to end June 2005, and the first annual report and accounts will be for the twelve months to end December 2005.

34 Form 20-F 2004
Return to contents page

     At that time comparative periods will be restated to show the full effect of the changes from UK accounting practice and details will be provided of all adjustments that have been necessary to shareholders’ equity and retained results. In advance of the announcement of the interim accounts, Corus intends to separately publish a restatement of the 2004 results under international accounting policies.

Export and overseas sales
The information required in respect of export sales is contained in Item 4 on pages 16 to 19.
Legal proceedings

    An anti-dumping investigation by the US authorities into certain imports of hot rolled steel, launched in November 2000, resulted in additional anti-dumping duties being applied on Corus sales into the US of hot rolled steel from the Netherlands. The US DOC determined a final dumping margin of 2.59% in the investigation and cash deposits at this rate became payable on all Corus sales of hot rolled steel from the Netherlands into the US. Corus lodged a number of appeals against the rulings in this case with the US Court of International Trade (CIT) and, subsequently, with the US Court of Appeals for the Federal Circuit (CAFC). Corus’ appeal relating to ‘zeroing’ (see below for explanation) has now been denied by the CAFC and Corus is considering the options for pursuing this further.

    The first annual Administrative Review of the hot rolled case has now been concluded by the DOC to determine the actual duty liability on sales subject to the case made during the period under review (May 2001 to October 2002), and the new duty deposit rate on US sales going forward. The DOC issued a preliminary decision of a duty rate of 5.34%, which was revised downwards in its final determination to 4.80%. Corus has now lodged a number of appeals against the findings of this review with the CIT, which is expected to issue a decision by September 2005.

    The DOC has now issued a preliminary determination in the second annual Administrative Review (covering November 2002 to October 2003) of a duty rate of 4.61%. The DOC’s final decision is expected to be issued by the end of March 2005. The third annual Administrative Review (covering November 2003 to October 2004) has just been initiated by the DOC.

    The European Commission is pursuing a complaint under the dispute settlement procedures of the WTO against the use by the US DOC of ‘zeroing’ in calculating anti-dumping margins. This is the practice whereby sales made at prices higher than fair market value are excluded from the calculation of dumping margins and has the effect of inflating dumping margins. There is already WTO jurisprudence that ‘zeroing’ is WTO-incompatible. A WTO panel to review the complaint has now been established, with the first hearing due to take place in April/May 2005. A preliminary decision by the WTO is expected by August 2005. If the complaint is upheld, and US practice is changed, this could result in much lower, or even zero, anti-dumping margins, which could lead to certain US anti-dumping cases, including that affecting Corus sales of hot rolled steel from the Netherlands, being terminated.

    In September 2001, an anti-dumping complaint was initiated in the US against imports of cold rolled steel from twenty countries, including the Netherlands. The UK was not included. However, the US International Trade Commission (ITC) subsequently determined that there was no material injury and the case was terminated. Petitioners appealed this decision to the CIT, but the CIT upheld the ITC no-injury ruling. Petitioners then appealed the CIT ruling to the CAFC. Corus participated in the CAFC proceedings together with other respondent parties in support of the ITC ruling. The CAFC decision is awaited.

    Corus appealed against a fine of €12.6 million imposed by the European Commission in the seamless tubes case (see Item 4 ‘Trade associations and other voluntary arrangements’). Corus appealed to the European Court of First Instance, whose judgment published on July 8, 2004 resulted in a reduction of the fine to €11.7 million.

    On November 8, 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the

Form 20-F 2004 35
Return to contents page

investigation is now led by the Health & Safety Executive. It is considered unlikely that a corporate manslaughter charge will be brought. It is more likely that Corus will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees. Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against Corus. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

    In the Netherlands, Corus Staal BV, a wholly-owned subsidiary of Corus, has lodged an appeal with the Council of State (an administrative court) challenging the allocation of emissions allowances under the Dutch National Allocation Plan. The National Allocation Decision was taken by the Secretary of State for the Environment together with the Minister of Economic Affairs and has resulted in emissions allowances that Corus considers to be unjustified and disproportionate to its business needs. Corus Staal BV is challenging the decision on the grounds that, among other things, the method used for allocation of CO2 allowances was not in compliance with the Emissions Trading Directive. The appeal was lodged on December 3, 2004. An oral hearing was scheduled for February 22, 2005 and a decision is expected in mid April 2005.

Dividends

    Cash dividends paid by Corus are in pounds sterling and exchange rate fluctuations affect the US dollar amounts received by ADR holders on conversion. The table below sets out the dividends paid per share in pence and per ADS in dollars.

	Dividends per Ordinary share			Dividends per ADS paid after deduction of withholding tax

Period ended	Interim	Final	Total	Interim	Final	Total

	(in pence)			(in US dollars)
December 30, 2000	1.0	nil	1.0	0.1452	nil	0.1452
December 29, 2001	nil	nil	nil	nil	nil	nil
December 28, 2002	nil	nil	nil	nil	nil	nil
January 3, 2004	nil	nil	nil	nil	nil	nil
January 1, 2005	nil	nil	nil	nil	nil	nil
In addition, a capital distribution of 35p per British Steel Ordinary share held ($5.8205 cash for each British Steel ADS held) was made on October 26, 1999.

    Future dividends will be paid in accordance with the covenants of the new €800 million bank facility entered into on February 24, 2005, if and when determined as appropriate by the Board. Dividends of up to 50% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least 4.5 times.

    At the Annual General Meeting on April 27, 2001 Corus was granted authority by its shareholders to offer any holders of Ordinary shares the right to elect to receive Ordinary shares credited as fully paid, instead of cash, in respect of the whole of any dividend (a scrip dividend alternative). The authority granted covers any dividend declared up to April 27, 2006.

Significant changes

    On December 16, 2004 Corus announced that it had signed a 10 year off-take agreement to supply slab from the Teesside Cast Products (TCP) business to a consortium of re-rolling companies. The consortium includes Duferco International Investment Holdings (Guernsey) Limited, Marcegaglia S.p.A., Grupo Imsa S.A. and also Dongkuk Steel Co, who subsequently took up their option to join the consortium on January 5, 2005.

    The agreement was effective from January 2, 2005 and under its terms the consortium will take, at cost, slab production from TCP in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. As consideration, Corus will receive US$157 million (approximately £82 million), comprising a US$73 million upfront payment in 2005/2006 with a further US$84 million in deferred payments over the life of the contract. In addition, the consortium members will contribute approximately 76% of the expected capital expenditure requirements of TCP to enable identified improvements to be implemented.

36 Form 20-F 2004
Return to contents page

    Following the end of the financial year, Corus announced on February 17, 2005 that it would be making a further major investment of £130 million at Scunthorpe. The investment builds on the Group’s Restoring Success projects and includes:

•	Installing a new steel casting machine to replace an existing caster and intermediate rolling mill, with associated quality and efficiency improvements.

•	Establishing a rail production facility at the existing section mill and an on-site service centre to improve customer service and offer longer rail lengths up to 120 metres.

•	Developing the rod and section mills to enhance rolling capability, flexibility, quality and service to customers.
As a consequence, rail production will be transferred to Scunthorpe from its current UK manufacturing facility at Workington in 2006.

    Subsequent to the year end, Corus announced on February 24, 2005 that it had signed a new €800 million banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of December 31, 2008 and provides committed bank financing for general corporate purposes and working capital requirements. Taking account of the new facility, together with the Group’s existing bonds and debentures, total committed borrowing facilities available to the Group following signing amounted to around €2,700 million.

The principal terms of the new syndicated facility include:
•	The facility has two tranches; a €700 million facility available to Corus and Corus Nederland BV, and a further €100 million for Corus Nederland BV only.

•	The €700 million facility will reduce by an amount up to €100 million on January 1, 2008, less any prior reductions, and will not be required to be reduced below €550 million.

•

Fixed security over shares in Corus Nederland BV and its UK holding companies, and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the existing facility, the banks participating in the new facility will not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

•	Covenants (under existing UK GAAP):
•

Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 until the end of December 2006; 4 until the end of 2007; and 4.5 until the end of December 2008.

•

Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than £2,500 million until the end of 2006; £2,750 million until the end of 2007; and £3,000 million until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000 million.

• Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5.

•

Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 65% until the end of June 2005; 60% until the end of December 2007; and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

Form 20-F 2004 37
Return to contents page

ITEM 9. THE OFFER AND LISTING

    Since the merger between British Steel and Hoogovens, Corus, successor to British Steel plc, has principally traded on the LSE. In addition, Corus Ordinary shares have been listed on the Amsterdam Stock Exchange (now Euronext NV) under the Ticker Symbol CORS. Corus ADSs have been listed on the New York Stock Exchange and trade under Ticker Symbol CGA. The Bank of New York is the ADR depositary.

    Consequent upon having received shareholder approval at an Extraordinary General Meeting held on December 5, 2003, the nominal capital of Corus was increased from £2,200,000,000 to £2,250,000,000 and the issued share capital was subdivided and converted from 3,130,418,153 Old Ordinary shares of 50p each into 3,130,418,153 New Ordinary shares of 10p each and 3,130,418,153 Deferred shares of 40p each. The subdivision and conversion of the shares enabled Corus to effect a placing and open offer on the basis of five New Ordinary shares being offered for every twelve Old Ordinary shares held. The placing and open offer resulted in 1,304,340,897 New Ordinary shares being issued, credited as fully paid, ranking pari passu with the existing New Ordinary shares in issue on December 8, 2003.

    In total, 4,434,759,050 New Ordinary shares were issued and listed on December 8, 2003 on the LSE and Euronext under their existing ticker symbols. A change in per-share nominal value to Corus ADSs was effected and they continue to be traded under the existing Ticker Symbol on the NYSE. The Deferred shares have not been listed and are not freely transferable, which has rendered them effectively worthless. It is intended that they will be cancelled and an appropriate reserve created in due course.

    The following table sets forth the high and low sales prices for the Ordinary shares during the periods indicated, based on mid-market prices of Old Ordinary shares prior to December 5, 2003 and New Ordinary shares subsequent to that date at close of business on the LSE and the high and low sales prices for ADSs as reported on the NYSE composite tape.

	LSE				NYSE

	High		Low		High		Low

	(pence per Ordinary share)				(US dollars per ADS)
(Corus Old Ordinary shares up to December 5, 2003
Corus New Ordinary shares from December 5, 2003)
Fifteen months ended December 30, 2000	174	1/4	47	1/2	29	3/4	7
Year ended December 29, 2001	82	3/4	40		12	1/2	5	5/8
Year ended December 28, 2002	90		22		13	1/4	3	1/2
Year ended January 3, 2004	37	3/4	4		6			5/8
Year ended January 1, 2005	56	1/4	29	1/2	10	3/4	5	3/8

Quarters ended
March 29, 2003	31	1/4	4		5			5/8
June 28, 2003	19	3/4	6	1/2	3	1/4	1
September 27, 2003	37	3/4	15		5	7/8	2	3/8
January 3, 2004	34	1/2	20	1/4	6		3	1/2
April 3, 2004	46	1/4	33		8	7/8	6	1/8
July 3, 2004	43	1/4	29	1/2	8		5	3/8
October 2, 2004	53		37	3/4	9	5/8	7	1/4
January 1, 2005	56	1/4	47	1/4	10	3/4	8	5/8

Months ended
September 30, 2004	53		44	3 / 4	9	5 / 8	8	1 / 8
October 31, 2004	54	1/2	47	1 / 4	9	7 / 8	8	5 / 8
November 30, 2004	56	1/4	49	1 / 2	10	3 / 4	9	1 / 8
December 31, 2004	55		50	1 / 2	10	3 / 4	9	7 / 8
January 31, 2005	53	3/4	50	1 / 4	10	1 / 4	9	1 / 2
February 28, 2005	62		53		11	3 / 4	10

38 Form 20-F 2004
Return to contents page

ITEM 10. ADDITIONAL INFORMATION

Memorandum and articles of association
General

    Corus is registered under the Companies Act 1985 as company number 3811373 and governed by the laws of England and Wales. The Company’s objects can be found in Section 4 of its Memorandum of Association, and include, among many other things, the object to carry on business as a general commercial company and to carry on any trade, business or activity whatsoever and to act as a holding company.

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

(vii)

any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to both the directors and employees of Corus and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii)

any contract for the benefit of employees of Corus under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix)	any contract for the purchase or maintenance for any director of insurance against any liability.

    Directors are not required to vacate their office upon attaining the age of 70 years of age; however, if the Board convenes a general meeting at which, to the Board’s knowledge, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting but the accidental omission to do so shall not invalidate any proceedings, or any appointment of that director, at that meeting. At every annual general meeting a number of directors that is not less than but nearest to one-third of the Board shall retire from office by rotation.

    The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital and to issue debentures and other securities and to give security, whether outright or as collateral security for any debt, liability or obligation of Corus or of any third party. The Board must restrict the borrowings of Corus and exercise all voting and other rights or powers of control exercisable by Corus in relation to its subsidiaries so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by Corus (exclusive of borrowings within Corus) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves.

Form 20-F 2004 39
Return to contents page
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
Corus may, subject to the Companies Act, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.
Dividends and other distributions
Subject to the Companies Act, Corus may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Corus, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.
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
Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment shall be forfeited and revert to Corus unless the Board decides otherwise.
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
If a person with a 0.25% interest in Corus shares has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the

40 Form 20-F 2004
Return to contents page

Companies Act, those shares shall no longer confer on the holder any right to exercise any rights conferred by membership in relation to general meetings, including to attend or vote either personally or by proxy at any general meeting or at any separate general meeting of the holders of any class of shares.
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
Securitisation programme
On April 15, 2002, Corus UK Limited and Corus Engineering Steels Limited entered into a receivables securitisation programme arranged by ING Bank NV, under which certain obligations of Corus UK Limited and Corus Engineering Steels Limited were guaranteed by Corus.
The initial facility level of £185 million was increased to £275 million on September 15, 2004 when the maturity of the programme was also extended to 2009.
The securitisation is a conduit transaction, in which receivables may be sold daily to a special purpose vehicle (SPV) sponsored by ING and incorporated in Jersey. The SPV is funded by loans (in the form of discount notes) advanced either by an ING conduit company incorporated in Delaware or a Lloyds TSB conduit company incorporated in Jersey. These conduit companies fund themselves in turn in the US and other commercial paper markets. This commercial paper funding has a credit rating and is supported by a back-up liquidity facility, intended to ensure the continuation of the funding even if there is disruption in the commercial paper markets.
Once the receivables are sold to the SPV, Corus UK continues to collect payments from customers as servicer on behalf of the SPV and Corus UK as if the receivables had not been sold. There is an agreed monthly settlement date at which time funds collected by Corus UK as servicer in respect of receivables sold in previous months are paid to the SPV and in exchange the SPV pays cash for new receivables sold to it by Corus UK.
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

Form 20-F 2004 41
Return to contents page

Taxation of US Holders
The following is a discussion of certain material US federal income tax consequences and UK tax consequences of the ownership and disposition of ADSs and Ordinary shares of Corus. The following discussion is limited to shareholders and ADS holders that are US Holders. For these purposes, a “US Holder” is a beneficial owner of Ordinary shares or ADSs that holds such Ordinary shares or ADSs as capital assets and is one of the following:

•	an individual citizen or resident of the United States,

•	a corporation (or an entity treated as a corporation for US federal income tax purposes) organized under the laws of the United States or any state thereof,

•	an estate whose income is subject to US federal income tax regardless of its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of each holder’s particular situation. For example, this summary does not apply to US expatriates, insurance companies, collective investment schemes, banks, tax-exempt organizations, regulated investment companies, real estate investment trusts, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who hold their Ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction or acquire their Ordinary shares or ADSs in the course of a trade, persons who own directly, indirectly or by attribution 10% or more of Corus’ outstanding share capital or voting stock, persons who acquired their Ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation or persons whose functional currency is not the US dollar. The tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership that holds Ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences to its partners of owning and disposing of Ordinary shares or ADSs.

This summary is based upon:

•	existing UK tax law and UK Inland Revenue practice, and US law, including the US Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, rulings, judicial decisions and US Internal Revenue Service practice, all as currently in effect, and all of which are subject to change or changes in interpretation at any time, possibly with retroactive effect; and

•	the US–UK Income Tax Convention that entered into force on March 31, 2003, as amended by a Protocol (the “Treaty”).

Taxation of dividends
Corus is not required to withhold at source any amount in respect of UK tax from dividend payments it makes.
For US federal income tax purposes, the gross amount of a dividend paid to a US Holder with respect to Ordinary shares or ADSs will be taxable as dividend income to the extent paid out of Corus’ current or accumulated earnings and profits, as determined for US federal income tax purposes. To the extent that a distribution exceeds Corus’ earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the US Holder’s basis in the Ordinary shares or ADSs and thereafter as capital gain. Dividends distributed by Corus generally will be categorized as foreign source “passive income” or, for certain US Holders, foreign source “financial services income” for purposes of computing allowable foreign tax credits for US tax purposes. Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or, in the case of certain US Holders “general category income”. Dividends distributed by Corus will not be eligible for the dividends received deduction allowed to corporate shareholders in respect of dividends received from US corporations.

42 Form 20-F 2004
Return to contents page

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
Under 2003 US tax legislation, individual US Holders (and some trusts and estates) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009, provided that the holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. Corus anticipates that, if it were to pay dividends on its Ordinary shares or ADSs, such dividends should constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

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

    Upon the sale or exchange of Ordinary shares or ADSs, US Holders generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and their adjusted tax basis (determined in US dollars) in the Ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the Ordinary shares or ADSs have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains realized by US Holders who are individuals generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Form 20-F 2004 43
Return to contents page
Passive Foreign Investment Company considerations
For US federal income tax purposes a non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, and gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Corus believes it should not be treated as a PFIC for the year ended January 1, 2005 and that it should not become a PFIC in the future. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of a company’s income, assets and the market value of its Ordinary shares as well as the interpretation of regulations as to which there is little or no authority, there is no assurance Corus will not be considered a PFIC for any future taxable year. If Corus were characterized as a PFIC for any taxable year, US Holders would suffer adverse US federal income tax consequences. These consequences may include having gains realized on the disposition of Ordinary shares and ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the Ordinary shares. In addition, dividends paid by a corporation classified as a PFIC in the year of the dividend or the corporation’s previous taxable year, do not qualify as “qualified dividend income” and are not eligible for the reduced rate of taxation generally available for individuals under recent US tax law changes. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of Ordinary shares and ADSs.
US information reporting and backup withholding
Dividend payments with respect to Ordinary shares or ADSs and proceeds from the sale or other disposition of the Ordinary shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a US Holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if the holder is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
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

44 Form 20-F 2004
Return to contents page

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

Form 20-F 2004 45
Return to contents page

Documents on display
The following documents referred to in this report may be inspected at the Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Corus policies in relation to risk management are described on pages 48 and 49 ‘Business risk management’ and pages 58 to 65 ‘Directors’ report’ in the Report & Accounts 2004, contained in the Corus Report on Form 6-K dated March 31, 2005 which is incorporated herein by reference.
The information required by this Item is incorporated herein by reference from pages 54 to 57 ‘Financial review’ and Notes 20 to 24 on pages 107 to 111 of the Report & Accounts 2004 contained in the Corus Report on Form 6-K dated March 31, 2005.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure controls and procedures
The Chief Executive Officer and the Executive Director, Finance, after evaluating the effectiveness of Corus’ disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, Corus’ disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by Corus in reports that it files under the US Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified by the rules and the forms of the US Securities and Exchange Commission.
Internal control over financial reporting
There were no changes in Corus’ internal control over financial reporting that occurred during the year ended January 1, 2005 that have materially affected, or are reasonably likely to materially affect, Corus’ internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr Andrew Robb is an ‘audit committee financial expert’ as defined in Item 16A of Form 20-F. Mr Andrew Robb and each of the other members of the Audit committee is an ‘independent director’ as defined in NYSE Section 303A(2).

46 Form 20-F 2004
Return to contents page

ITEM 16B. CODE OF ETHICS
Corus adopted a code of ethics for its principal executive and financial officers with effect from June 2004, which has been communicated to and accepted by the individuals to whom it applies. Prior to the adoption of the code of ethics, Corus’ principal executive and financial officers were covered by a code of conduct that was an integral part of their conditions of employment. The code is attached as an exhibit, the text has been posted on the Company’s website (www.corusgroup.com) and the code is available, free of charge, on written request to the Company Secretary at the Company’s registered office (details are shown on page 27 in the section ‘Property, plants and equipment’ under Item 4).
ITEM 16C. ACCOUNTANTS’ FEES AND SERVICES
PricewaterhouseCoopers LLP and its predecessor PricewaterhouseCoopers has served as Corus’ independent public accountants for each of the financial years in the three year period ended January 1, 2005, for which audited financial statements appear in this Annual Report on Form 20-F. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to Corus in 2004 and 2003.
	2004	2003

	£ million	£ million

Audit fees (1)	3	3
Audit-related fees (2)	2	3
Tax fees (3)	1	1
All other fees (4)	–	–

Total	6	7

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include Corus’ audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. These fees include work in connection with the adoption of IFRS, the Group’s Sarbanes-Oxley section 404 project, the Senior Notes issue, and other consultations in relation to financial accounting and reporting standards.
(3)	Tax fees include fees billed for corporate tax compliance services, tax advisory services, and expatriate tax compliance and advisory services.
(4)	Other fees relate to training and other one-off projects.
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
During 2004, 100% of audit fees, 100% of audit-related fees, 100% of tax fees and 100% of all other fees provided to Corus by PricewaterhouseCoopers LLP were approved by the Audit committee. There were no services pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Form 20-F 2004 47
Return to contents page

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Pursuant to the approvals given at the Annual General Meetings held on April 29, 2003 and April 22, 2004, the Company retained authority to purchase up to 443,475,905 of its own shares up to the end of the Annual General Meeting to be held in 2005. No purchases under these authorities have been made. Details of shares purchased during the year are shown below:
Period	Total number of Shares Purchased (*)	Average Price Paid per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be purchased under the Plans or Programs

January 1, 2004 to January 31, 2004	627,344	0.41	–	–
February 1, 2004 to February 29, 2004	602,637	0.43	–	–
March 1, 2004 to March 31, 2004	699,737	0.36	–	–
April 1, 2004 to April 30, 2004	608,223	0.42	–	–
May 1, 2004 to May 31, 2004	1,459,679	0.34	–	–
June 1, 2004 to June 30, 2004	680,544	0.37	–	–
September 1, 2004 to September 30, 2004	28,333	0.53	–	–

*	Purchases made by Hill Samuel ESOP Trustees Limited in respect of awards made under the Corus Group Employee Share Ownership Plan and by the Hill Samuel Offshore Trust Limited in respect of awards made under the Corus Group Leveraged Equity Acquisition Plan.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.

48 Form 20-F 2004
Return to contents page

ITEM 18. FINANCIAL STATEMENTS
The financial statements required to be filed as part of this Report have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2005, which contains the Report & Accounts 2004, except for the ‘Independent auditors’ report to the members of Corus Group plc’ on pages 82 and 83.
The ‘Report of Independent Registered Public Accounting Firm’ required under US GAAP and incorporated in the Form 20-F is provided below:
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Corus Group plc
We have audited the accompanying consolidated balance sheets of Corus Group plc and its subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movement in shareholders’ funds, consolidated cash flow statements, for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the management of Corus Group plc. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in the presentation of accounts and accounting policies in the financial statements, the Group has adopted the new accounting standard, UITF 38 ‘Accounting for ESOP Trusts’ in 2004. The change has been accounted for by restating comparative information at January 3, 2004 and December 28, 2002 and for the years then ended.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corus Group plc and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United Kingdom.
    Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

PricewaterhouseCoopers LLP London, England March 17, 2005

Form 20-F 2004 49
Return to contents page
ITEM 19. EXHIBITS
Exhibit Number	Description

1.1	Memorandum of Association, as amended and approved by the Extraordinary General Meeting of shareholders on December 5, 2003 of Corus Group plc (previously filed as an exhibit to the Report & Accounts 2003 of Corus Group plc on Form 20-F for the financial period from December 29, 2002 to January 3, 2004, filed with the Securities and Exchange Commission on March 22, 2004 and incorporated herein by reference).

1.2	Articles of Association, as adopted by special resolution passed on April 22, 2004, of Corus Group plc.

4.1	The Corus Executive Share Option Scheme (previously filed as an exhibit to the Report & Accounts 2000 of Corus Group plc on Form 20-F for the financial period from October 3, 1999 to December 30, 2000, filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference).

4.2	Corus Group plc Annual Performance Bonus Plan (previously filed as an exhibit to the Report & Accounts 2003 of Corus Group plc on Form 20-F for the financial period from December 29, 2002 to January 3, 2004, filed with the Securities and Exchange Commission on March 22, 2004 and incorporated herein by reference).

4.3	Service contract of Mr Varin.

4.4	Letter amending the service contract of Mr Varin.

4.5	Service contract of Mr Pettifor (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.6	Letter amending the service contract of Mr Pettifor.

4.7	Service contract of Mr Lloyd (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.8	Letter amending the service contract of Mr Lloyd.

4.9	Service contract of Mr Henstra.

4.10	Letter amending the service contract of Mr Henstra.

4.11	Letter amending the service contract of Mr Henstra.

4.12	Letter of appointment of Mr Henstra.

50 Form 20-F 2004
Return to contents page

4.13	Service contract of Mr Vrins (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.14	Executive Committee and Group Senior Management Bonus 2005.

*6	For a statement explaining how earnings per share information was calculated see Note 10 to the accounts of the Report & Accounts 2004, which has been incorporated by reference into this Annual Report.

*8	For a list of significant subsidiaries see pages 131 and 132 of the Report & Accounts 2004, which has been incorporated by reference into this Annual Report.

*10.1(b)	Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2005 which contains the Report & Accounts 2004. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.

11.1	Code of Ethics.

12.1	Certification of Philippe Varin, Chief Executive Officer of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Philippe Varin, Chief Executive Officer of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Corus Report on Form 6-K dated March 31, 2005.

Form 20-F 2004 51
Return to contents page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.
Corus Group plc
(Registrant)

/s/ RJ Reeves
R.J. Reeves
(Secretary)
March 31, 2005

52 Form 20-F 2004
Return to contents page

EXHIBIT INDEX
Description	Exhibit Number

Articles of Association, as adopted by special resolution passed on April 22, 2004, of Corus Group plc.	1.2

Service contract of Mr Varin.	4.3

Letter amending the service contract of Mr Varin.	4.4

Letter amending the service contract of Mr Pettifor.	4.6

Letter amending the service contract of Mr Lloyd.	4.8

Service contract of Mr Henstra.	4.9

Letter amending the service contract of Mr Henstra.	4.10

Letter amending the service contract of Mr Henstra.	4.11

Letter of appointment of Mr Henstra.	4.12

Executive Committee and Group Senior Management Bonus 2005.	4.14

Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2005 which contains the Report & Accounts 2004. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.	10.1(b)

Code of Ethics.	11.1

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	12.1

Certification of David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	12.2

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	13

Form 20-F 2004 53
Return to contents page

EXHIBIT 12.1

CERTIFICATION

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

Date: March 31, 2005

By:

/s/ Philippe Varin
Philippe Varin
Chief Executive Officer

54 Form 20-F 2004
Return to contents page

EXHIBIT 12.2

CERTIFICATION

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

Date: March 31, 2005

By:

/s/ David Lloyd
David Lloyd
Executive Director, Finance

Form 20-F 2004 55
Return to contents page

EXHIBIT 13

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Corus Group plc (the “Company”) on Form 20-F for the period ending January 1, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2005	By:

/s/ Philippe Varin
Philippe Varin
Chief Executive

Date: March 31, 2005	By:

/s/ David Lloyd
David Lloyd
Executive Director, Finance

56 Form 20-F 2004
Return to contents page