Form 20-F
period 2005-12-31
CORUS GROUP PLC
filed 2006-03-31
CIK 842021

As filed with the Securities and Exchange Commission on March 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005
Commission file number 1-10120

CORUS GROUP plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

30 Millbank, London SW1P 4WY, England
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Ordinary Shares of 10 p each	New York Stock Exchange New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,452,087,589 Ordinary shares of 10p each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data.

The information set forth under the headings “Notes to the consolidated accounts – Note 28 Share Capital” on pages 127 to 131, “Financial summary” on pages 157 to 159, “Supplementary information for North American investors on pages 148 to 156, “Dividends” on page 169, and “Exchange Rates” on page 162 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

3.B.	Capitalization and indebtedness.

Not applicable.

3.C.	Reasons for the offer and use of proceeds.

Not applicable.

3.D.	Risk factors.

The information set forth under the heading “Risk factors” on pages 80 to 87 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development of the company.

The information set forth under the headings “Review of the period” on pages 10 to 48, “Capital Structure and treasury policy” on pages 49 to 50, “History and development of Corus” on page 161, “Aluminium businesses” on page 161, and “Stainless steel products” on page 162 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

4.B.	Business overview.

The information set forth under the headings “Review of the period” on pages 10 to 48, “Notes to the consolidated accounts – Note 1 Segmental analysis” on pages 104 to 107, “Financial Summary – Other information” on page 158, “Aluminium businesses” on page 161, “Products and their markets – stainless steel products” on page 162, “EC Regulatory regime” on pages 162 to 163, “Trade associations and other voluntary arrangements” on page 163, and “International trade restrictions” on page 163, of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

4.C.	Organizational structure.

The information set forth under the headings “Group Reporting Structure” on page 16, “The Executive committee” on page 66, “Principal divisional activities” on page 67, “Notes to the consolidated accounts – Note 41 Main subsidiaries and investments” on pages 144 to 145, “Notes to the consolidated accounts – Note 41 Joint ventures and associates ” on page 145 of the

Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

4.D.	Property, plants and equipment.

The information set forth under the headings “Investment” on pages 24 to 25, pages 28 to 29, page 31, page 36, and page 37, “Property, Plants and Equipment” on page 38, “Material Plans” on page 38, “Environment and the community” on pages 40 to 41, and “Business Risk Management” on pages 44 to 45 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating results.

The information set forth under the headings “Performance in the period” on pages 14 to 37, “Business risk management”, “Acquisitions and disposals” and “Accounting policies” on pages 44 to 48, “Financial review” on pages 49 to 53, “Notes to the consolidated accounts – Note 20 Borrowings” on pages 119 to 121, and “Supplementary information for North American investors” on pages 148 to 156 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

5.B.	Liquidity and capital resources.

The information set forth under the headings “The business, its objectives and strategy”, “Strategy” and “Restoring Success” on pages 10 to 13, “Performance in the period - Summary” on pages 14 to 16, “Financial review” on pages 49 to 53, and “Notes to the consolidated accounts – Note 31 Future capital expenditure” on page 133, of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

5.C.	Research and development, patents and licenses, etc.

The information set forth under the heading “Technology” on pages 42 to 44 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

5.D.	Trend information.

The information set forth under the headings “Review of the period” on pages 10 to 48, and “Financial review” on pages 49 to 53 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

5.E.	Off-balance sheet arrangements.

The information set forth under the heading “Notes to the consolidated accounts – Note 33 Contingencies” on page 134 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

5.F.	Tabular disclosure of contractual obligations.

The information set forth under the heading “Aggregate contractual obligations” on pages 50 to 51 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management.

The information set forth under the headings “Directors’ report” on pages 54 to 63, “The Board” on pages 64 to 65, and “The Executive committee” on page 66 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

6.B.	Compensation.

The information set forth under the headings “Report on remuneration” on pages 68 to 79, and “Bonus descriptive information” on pages 69 to 79 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

6.C.	Board practices.

The information set forth under the headings “Directors’ report” on pages 54 to 63,”The Board” on pages 64 to 65, and “Report on Remuneration” on pages 68 to 69, of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

6.D.	Employees.

The information set forth under the heading “People” on pages 39 to 40, and “Notes to the consolidated accounts – Note 1 Segmental analysis – average numbers” on pages 104 to 107 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

6.E.	Share ownership.

The information set forth under the headings “Report on remuneration” on pages 68 to 79, and “Notes to the consolidated accounts – Note 28 Share capital” on pages 127 to 131 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders.

The information set forth under the headings “Directors’ report” on page 54, and “Analysis of shareholdings at 31 December 2005” on page 171 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

7.B.	Related party transactions.

The information set forth under the headings “Directors” on page 59, “Loans to directors” on page 75, “Notes to the consolidated accounts – Note 39 Related party transactions” on page 143, and “Notes to the consolidated accounts – Note 41 Joint ventures and associates” on page 145 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

7.C.	Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information.

The information set forth under the headings “International Financial Reporting Standards” on page 8, “Presentation of financial statements” on pages 92 to 159, “Legal Proceedings” on page 164, “Notes to the consolidated accounts – Note 7 Dividends” on page 111, and “Dividends” on page 169 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

8.B.	Significant Changes.

The information set forth under the headings “Significant changes” on page 165 and “Notes to the consolidated accounts – Note 40 Post balance sheet events” of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details.

The information set forth under the heading “The offer and listing” on pages 169 to 170 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

9.B.	Plan of distribution.

Not applicable.

9.C.	Markets.

The information set forth under the heading “The offer and listing” on page 169 to 170 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

9.D.	Selling shareholders.

Not applicable.

9.E.	Dilution.

Not applicable.

9.F.	Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital.

Not applicable.

10.B.	Memorandum and articles of association.

The information set forth under the heading “Memorandum and articles of association” on pages 60 to 63 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

10.C.	Material contracts.

The information set forth under the heading “Material contracts” on page 165 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

10.D.	Exchange controls.

The information set forth under the heading “Exchange controls” on page 165 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

10.E.	Taxation.

The information set forth under the heading “Taxation of US Holders” on pages 165 to 168 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

10.F.	Dividends and paying agents.

Not applicable.

10.G.	Statement by experts.

Not applicable.

10.H.	Documents on display.

The information set forth under the heading “Documents on display” on page 169 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

10.I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Business risk management” on pages 44 to 45, “Financial review” on pages 49 to 53, “Directors’ report” on pages 54 to 63, “Notes to the consolidated accounts – Note 20 Borrowings” on pages 119 to 121, “Notes to the consolidated accounts – Note 21 Other non-current liabilities” on page 122, “Notes to the consolidated accounts – Note 23 Derivative Financial Instruments” on page 123, and “Notes to the consolidated accounts – Note 24 Fair values of non derivative financial assets and financial liabilities” on page 124 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate governance” on pages 59 to 60 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Audit committee” on page 57 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate governance” on page 59 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Notes to the consolidated accounts – Note 2 Operating costs – Remuneration of Group’s auditors” on page 109 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the heading “Notes to the consolidated accounts – Note 28 Share capital” on page 127 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information set forth under the headings “Report of independent registered public accounting firm” on page 91, “Consolidated income statement” on page 92, “Consolidated balance sheet” on page 93, “Consolidated statement of recognized income and expense” on page 94, “Consolidated cash flow statement” on page 95, “Presentation of accounts and accounting policies” on pages 96 to 103, and “Notes to the consolidated accounts” on pages 104 to 147 of the Company’s Annual Report and Accounts 2005 contained in the Company’s Report on Form 6-K dated March 31, 2006, is incorporated herein by reference.

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

1.2

Articles of Association, as adopted by special resolution passed on April 22, 2004, of Corus Group plc (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

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

4.3

Service contract of Mr Varin (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.4

Letter amending the service contract of Mr Varin (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.5

Service contract of Mr Pettifor (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.6

Letter amending the service contract of Mr Pettifor (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.7

Service contract of Mr Lloyd (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.8

Letter amending the service contract of Mr Lloyd (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.9

Service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.10

Letter amending the service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.11

Letter amending the service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.12

Letter of appointment of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.13

Service contract of Mr Vrins (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.14	Executive Committee and Group Senior Management Bonus 2006.

6

For a statement explaining how earnings per share information was calculated see Note 8 to the accounts of the Report & Accounts 2005, which has been incorporated by reference into this Annual Report and is filed as Exhibit 15 hereto.

8	For a list of significant subsidiaries see pages 144 and 145 of the Report & Accounts 2005, which has been incorporated by reference into this Annual Report and filed as Exhibit 15 hereto.

11.1

Code of Ethics (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference)..

12.1

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15

Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2006 which contains the Report & Accounts 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2006
Corus Group plc
Registrant

	By:	/s/ R. I. Shoylekov

		Name:	R. I. Shoylekov
		Title:	Secretary

EXHIBIT INDEX

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

1.2

Articles of Association, as adopted by special resolution passed on April 22, 2004, of Corus Group plc (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

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

4.3

Service contract of Mr Varin (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.4

Letter amending the service contract of Mr Varin (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.5

Service contract of Mr Pettifor (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.6

Letter amending the service contract of Mr Pettifor (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.7

Service contract of Mr Lloyd (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.8

Letter amending the service contract of Mr Lloyd (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.9

Service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.10	Letter amending the service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from

January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.11

Letter amending the service contract of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.12

Letter of appointment of Mr Henstra (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference).

4.13

Service contract of Mr Vrins (previously filed as an exhibit to the Report & Accounts 2001 of Corus Group plc on Form 20-F for the financial period from December 31, 2000 to December 29, 2001, filed with the Securities and Exchange Commission on March 26, 2002 and incorporated herein by reference).

4.14	Executive Committee and Group Senior Management Bonus 2006.

6

For a statement explaining how earnings per share information was calculated see Note 8 to the accounts of the Report & Accounts 2005, which has been incorporated by reference into this Annual Report and is filed as Exhibit 15 hereto.

8	For a list of significant subsidiaries see pages 144 and 145 of the Report & Accounts 2005, which has been incorporated by reference into this Annual Report and filed as Exhibit 15 hereto.

11.1

Code of Ethics (previously filed as an exhibit to the annual report on Form 20-F of Corus Group plc for the financial period from January 3, 2004 to January 1, 2005, filed with the Securities and Exchange Commission on March 31, 2005 and incorporated herein by reference)..

12.1

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13

Certification of Philippe Varin, Chief Executive Officer of Corus Group plc and David Lloyd, Executive Director, Finance, of Corus Group plc, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15

Certain of the Corus responses to the requirements of Form 20-F have been incorporated by reference to the Corus Report on Form 6-K dated March 31, 2006 which contains the Report & Accounts 2005. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, the information incorporated into this Annual Report by reference to such Form 6-K is attached as an exhibit hereto.